As filed with the Securities and Exchange Commission on August 23, 2023

Registration No. 333-270267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________________

AMENDMENT NO. 4
TO
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

CH AUTO INC.

(Exact name of registrant as specified in its charter)

__________________________________________

Cayman Islands	3711	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6F, Building C,
Shunke Building
Shunyi District, Beijing 101200, China
(86)-010-8140-6666

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________________

COGENCY GLOBAL INC.
112 East 42nd Street, 18th Floor
New York, NY 10168
Tel: (212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

With copies to:

Jie Zhu, Esq.
Sally Yin, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
Jin Mao Tower 38F, Unit 03-04
88 Century Boulevard
Shanghai, 200121
The People’s Republic of China
Tel: (86) 21-6165-1700

Mitchell Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Tel: (212) 407-4000 Fax: (212) 407-4990

__________________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Business Combination contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. The proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 23, 2023

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
MOUNTAIN CREST ACQUISITION CORP. IV
AND PROSPECTUS FOR UP TO 94,113,375 CLASS A ORDINARY SHARES (INCLUDING
30,421,217 CLASS A ORDINARY SHARES UNDERLYING CLASS B ORDINARY SHARES)

Mountain Crest Acquisition Corp. IV 311 West 43rd Street 12th Floor New York, NY 10036 (646) 493-6558	CH AUTO Inc. 6F, Building C Shunyi District, Beijing 101200 China (86)-010-8140-6666

To the Stockholders of Mountain Crest Acquisition Corp. IV:

You are cordially invited to attend the special meeting of the Stockholders of Mountain Crest Acquisition Corp. IV (“MCAF”), which will be held at 10:00 a.m., Eastern time, on __________, 2023 (the “Special Meeting”). The board of directors of MCAF (the “MCAF Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ __________. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

MCAF is a Delaware company incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The business combination will be completed through the consummation of the Merger, which is conditioned upon the Reorganization (each as defined below). The Merger and the Reorganization are collectively referred to as the “Business Combination.”

On April 30, 2022, MCAF entered into that certain Agreement and Plan of Merger (as amended and restated on December 23, 2022 and further amended on March 1, 2023, respectively, and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among MCAF, CH AUTO Inc., a Cayman Islands exempted company (“CH AUTO” or “Pubco”), Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”) and CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the laws of the People’s Republic of China (the “Company”), pursuant to which, among other things, MCAF, Pubco, Merger Sub and the Company intend to effect a merger of Merger Sub with and into MCAF whereby MCAF will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). In connection with the Merger, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.

No later than five (5) Business Days prior to the Effective Time (as defined herein), the Company shall deliver to Pubco and MCAF a schedule setting forth the names of each stockholder and such stockholder’s respective percentage interest in the Company Merger Consideration (the “Equityholder Allocation Schedule”). Immediately after the delivery of the Equityholder Allocation Schedule, Pubco shall conduct a reverse stock split (the “Pubco Reverse Stock Split”) of its then issued and outstanding Pubco Class A Ordinary Shares. At the time the Pubco Reverse Stock Split is completed, each Pubco Shareholder who holds Pubco Class A Ordinary Shares immediately before the Pubco Reverse Stock Split (the “Pubco Reorganization Shareholder”) shall automatically receive the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule, without any change in the par value of $0.00001 per share, in exchange for all the Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the Pubco Reverse Stock Split. The corresponding Company Merger Consideration issued to each Pubco Reorganization Shareholder shall be equal to the product of (1) the number of Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (2) the Conversion Ratio (as defined below).

Concurrently with the Pubco Reverse Stock Split, by virtue of the Reorganization and without any action on the part of MCAF, Merger Sub, the Company, or their respective stockholders, Pubco shall issue to each Company stockholder that participates in the Reorganization or each’s designee(s) (the “Company Reorganization Stockholders,” together with the Pubco Reorganization Shareholders, the “Reorganization Shareholders”) the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule at par value per share or other value as determined as part of the Reorganization by the board of directors of Pubco. The corresponding Company Merger Consideration issued to each Company Reorganization Stockholder shall be equal to the product of (1) the number of shares of Company Common Stock held by such Company Reorganization Stockholder on an as-converted and fully-diluted basis immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (2) the Conversion Ratio. The Company Reorganization Stockholders, other than the founders of the Company who shall receive Pubco Class B Ordinary Shares, shall receive Pubco Class A Ordinary Shares. Company Merger Consideration means the sum of all Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares received by the Reorganization Shareholders.

Simultaneously with and in exchange for the issuance of the Company Merger Consideration, but before the Closing of the Merger, a then-established wholly-owned PRC subsidiary (the “Holding Company”) of CH-Auto (Hong Kong) Limited (“CH-Auto HK”), shall acquire all the shares of the Company’s equity securities (the “Company Common Stock”) held by each Company Reorganization Stockholder at par value or other value as agreed between the Holding Company and the Company Reorganization Stockholders (the “HK Share Purchase”); provided however, (i) certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (i.e., Qun Lu, Yanmin Wu, Hua Yao, Kejian Wang, Chenhui Feng, Baihui Sun, Jingwei Song and Kai Yin, (each a “DSO Stockholder” and together, the “DSO Stockholders”) shall each transfer up to 25% of the stocks of the Company held by him or her due to restrictions under the PRC laws; (ii) the Company shares held by certain Company Reorganization Stockholders (i.e., Xiangchao Shen and the DSO Stockholders, each an “Entrusting Stockholder” and together, the “Entrusting Stockholders”) are currently under judicial freezing, and therefore, are prohibited from being transferred unless such Company shares are released from the equity pledge or judicial freezing. Each Entrusting Stockholder shall further enter into a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an economic rights transfer agreement (the “Economic Rights Transfer Agreement”) with the Holding Company (the “HK Voting Right Entrustment”), pursuant to which each Entrusting Stockholder shall transfer and assign to the Holding Company (i) all of their respective voting rights in connection with the remaining shares of Company Common Stock held by them (the “Entrusting Stockholder’s Remaining Shares”) pursuant to the Voting Rights Proxy Agreement and (ii) all of their economic rights, including the right to receive dividends, in connection the Entrusting Stockholder’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement. The Economic Rights Transfer Agreement shall provide that the Pubco Ordinary Shares issued to each Entrusting Stockholder in exchange for such Entrusting Stockholder’s Remaining Shares, shall be subject to restrictions on transfer, conveyance, assignment and further encumbrance until the Entrusting Stockholder transfers and conveys the underlying shares of Company Common Stock to the Holding Company. Pursuant to the Merger Agreement, upon the completion of the HK Share Purchase, and after giving effect to the HK Voting Right Entrustment (the “Reorganization Closing”), the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, and (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company. As of the date of this proxy statement/prospectus, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for 89,096,171 Pubco Ordinary Shares, accounting for 92.0% of the then issued Pubco Ordinary Shares and 98.5% of the total voting power of Pubco following the Business Combination, assuming Minimum Redemption (as defined below).

The term “Conversion Ratio” means a number resulting from dividing (i) the Company Equity Valuation by (ii) the product of (x) $10 and (y) the number of Company Common Stock and Pubco Ordinary Shares issued and outstanding on an as-converted and fully-diluted basis as of immediately prior to the Reorganization Closing plus the number of Company Reserved Shares. Company Reserved Shares means, collectively, the shares of Common Stock subject to the Company’s outstanding options granted to employees or financial advisors, if any.

The Pubco Reverse Stock Split, the HK Share Purchase, the HK Voting Right Entrustment, the issuance of the Company Merger Consideration to the Reorganization Shareholders as described above are collectively referred to herein as the “Reorganization.”

In consideration of the Merger, Pubco will (1) issue 1,506,991 Pubco Class A Ordinary Shares and 575,000 Pubco Class A Ordinary Shares issuable upon the conversion of MCAF Rights to the MCAF public stockholders; (2) issue 1,688,500 Pubco Class A Ordinary Shares to the Sponsor including shares issuable upon conversion of MCAF Rights; (3) issue 188,750 Pubco Class A Ordinary Shares issuable to the representative in MCAF’s IPO and (4) pursuant to the Reorganization, issue 89,096,171 Pubco Ordinary Shares, consisting of (a) 58,913,241 Pubco Class A Ordinary Shares to the Reorganization Shareholders (other than the Founders), which includes 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and (b) 30,182,930 Pubco Class B Ordinary Shares to be issued to Qun Lu, Kejian Wang, Yanmin Wu, Xiangchao Shen, Hua Yao and Baihui Sun (each of whom is referred to as a “Founder” and collectively the “Founders”), in accordance with the Equityholder

Allocation Schedule, assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Each Pubco Class A Ordinary Share and Pubco Class B Ordinary Share shall have a deemed price per share of US$10.00 (“Aggregate Stock Consideration”). The Aggregate Stock Consideration consists of 62,872,482 Pubco Class A Ordinary Shares and 30,182,930 Pubco Class B Ordinary Shares, assuming (1) no shares of MCAF Common Stock are redeemed after actual redemptions of (i) 2,432,520 MCAF’s shares in the amount of $24.5 million in connection with the special meeting of MCAF’s stockholders held on December 15, 2022, which redemption occurred on December 21, 2022 and (ii) 1,810,489 MCAF’s shares in the amount of $18.6 million in connection with the special meeting of MCAF’s stockholders held on June 22, 2023 (the “Minimum Redemption”) and (2) no exercise of any outstanding options of the Company.

At the Special Meeting, MCAF stockholders will be asked to consider and vote upon the following proposals:

1.      approval of the Merger, the Merger Agreement and the Business Combination, which we refer to as the “Business Combination Proposal” or “Proposal No. 1;”

2.      approval, on a non-binding advisory basis, of certain differences between MCAF and Pubco including the governance provisions set forth in the Pubco’s Second Amended Articles, as compared to MCAF’s current Certificate of Incorporation, which we refer to as the “Governance Proposals” or “Proposal No. 2;”

3.      approval of the CH AUTO Inc. 2023 Equity Incentive Plan, which we refer to as the “2023 Plan Proposal” or “Proposal No. 3;”

4.      approval of an amendment (the “NTA Requirement Amendment”) the MCAF Amended and Restated Certificate of Incorporation to expand the methods that MCAF may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, which we refer to as the “NTA Requirement Amendment Proposal” or “Proposal No. 4”; and

5.      approval to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No. 5” and, together with the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal or the NTA Requirement Amendment Proposal, the “Proposals.”

MCAF’s units, common stock and rights are each quoted on the Nasdaq Stock Market (“Nasdaq”), under the symbols “MCAFU,” “MCAF,” and “MCAFR,” respectively. Each unit consists of one share of MCAF’s common stock, par value $0.0001 per share (“MCAF Common Stock”) and one right (“MCAF Right”). The MCAF Common Stock and MCAF Rights commenced trading on Nasdaq on July 28, 2021.

At the time the Merger closes (the “Effective Time” or the “Closing”), by virtue of the Merger and conditioned on the consummation of the Merger, all outstanding units of MCAF will separate into their individual components of MCAF Common Stock and MCAF Rights and will cease separate existence and trading.

As of the Effective Time, the current equity holdings of the MCAF stockholders shall be exchanged as follows:

1.      Each share of MCAF Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such MCAF Common Stock, Pubco shall issue to each MCAF stockholder (other than MCAF stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued Pubco Class A Ordinary Share, which shall be fully paid.

2.      The holders of MCAF Rights (convertible into one-tenth (1/10) of one share of MCAF Common Stock) issued and outstanding immediately prior to the effective time of the Merger will obtain one Pubco Class A Ordinary Share in exchange for the cancellation of each ten (10) MCAF Rights; provided, however, that no fractional shares of Pubco Class A Ordinary Shares will be issued and all fractional Pubco Class A Ordinary Shares will be rounded down to the nearest whole share.

It is anticipated that, upon consummation of the Business Combination, (1) MCAF’s existing stockholders, including the Sponsor (as defined below) and the representative, will own approximately 4.1% of the then issued Pubco Ordinary Shares and 0.8% of the voting power; (2) the Reorganization Shareholders (other than the Founders) will own at least approximately 60.9% of the then issued Pubco Ordinary Shares and 11.3% of the voting power; and (3) the Founders will own approximately 31.2% of the then issued Pubco Ordinary Shares and 87.2% of the voting power. The percentage ownership of issued Pubco Ordinary Shares is based on 96,805,412 Pubco Ordinary Shares to be issued and outstanding upon consummation of the Business Combination. Such amount includes (i) the issuance of the 89,096,171 Pubco Ordinary Shares in the Reorganization (assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement), consisting of 58,913,241 Pubco Class A Ordinary Shares and 30,182,930 Pubco Class B Ordinary Shares to be issued to the Reorganization Shareholders and the Founders, respectively; (ii) the issuance of up to 2,081,991 Pubco Class A Ordinary Shares to MCAF’s existing public stockholders other than the Sponsor in connection with the Merger; (iii) the issuance of up to 1,688,500 Pubco Class A Ordinary Shares to the Sponsor in connection with the Merger; (iv) the issuance of an aggregate of 188,750 Class A Ordinary Shares to the representative; (v) the issuance of an aggregate of 1,875,000 Pubco Class A Ordinary Shares to China Bridge Capital Limited (the “CBC”) and 625,000 Pubco Class A Ordinary Shares to Revere Securities, LLC as financial advisors and M&A consultants to the Business Combination; and (vi) the issuance of 1,250,000 Pubco Class A Ordinary Shares to Beijing Haohan Tianyu Investment Consulting Co. Ltd. (“BHTIC”) as a due diligence consultant. These relative percentages assume (1) Minimum Redemption scenario and (2) no exercise of any outstanding options of the Company. If any of MCAF’s existing public stockholders exercise their redemption rights, the anticipated percentage ownership of MCAF’s existing stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The MCAF Units, MCAF Common Stock and MCAF Rights are currently listed on the Nasdaq Stock Market under the symbols “MCAFU,” “MCAF” and “MCAFR,” respectively.

As of June 30, 2023, there was approximately $_____ in MCAF’s Trust Account (as defined below). On June 30, 2023, the last sale price of MCAF Common Stock on Nasdaq was $10.51.

Following the completion of the Business Combination, the issued and outstanding share capital of Pubco will consist of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares. Holders of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Pubco Class A Ordinary Share is entitled to one vote, and each Pubco Class B Ordinary Share is entitled to fifteen votes. Upon any sale, transfer, assignment or disposition of Pubco Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of Pubco Class B Ordinary Shares to any person or entity which is not an affiliate of the holder, such Pubco Class B Ordinary Shares shall be automatically and immediately converted into the same number of Pubco Class A Ordinary Shares. Each Pubco Class B Ordinary Share is convertible to one Pubco Class A Ordinary Share at any time by the holder thereof. Pubco Class A Ordinary Shares are not convertible into Pubco Class B Ordinary Shares under any circumstances. The Founders will beneficially own in the aggregate all of the issued Pubco Class B Ordinary Shares and will be able to exercise 87.2% of the total voting power of the issued and outstanding share capital of Pubco immediately following the completion of the Business Combination, assuming the Minimum Redemption scenario and no adjustment to the Company Equity Valuation as set forth in the Merger Agreement.

Although Pubco is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Business Combination (the “Closing”), Pubco will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pubco intends to apply for listing of the Pubco Class A Ordinary Shares on the Nasdaq Global Market under the proposed symbol “QTM” to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Business Combination that the Pubco Class A Ordinary Shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on the Nasdaq Global Market is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that Pubco’s securities will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors — Risks Relating to MCAF and the Business Combination — A market for Pubco’s securities may not develop after the Business Combination, which would adversely affect the liquidity and price of its securities” and “— There can be no assurance that Pubco will be able to be approved for listing or comply with the continued listing standards of Nasdaq.”

Pubco is not and will not be a Chinese operating company but will be, upon consummation of the Business Combination and completion of the Reorganization, a Cayman Islands holding company with operations conducted by its subsidiaries in China. The securities registered herein are securities of Pubco, which is a Cayman Islands holding company, not those of the Company and other operating subsidiaries of Pubco in China after the completion of the Business Combination and the Reorganization. Therefore, investors in Pubco are not purchasing equity securities of its operating subsidiaries in China, but are purchasing equity securities of a Cayman Islands holding company. This holding company structure involves unique risks to investors. For example, PRC regulatory authorities could disallow this operating structure and limit or hinder Pubco’s ability to conduct its business through, receive dividends from or transfer funds to the operating companies or list on a U.S. or other foreign exchange, which could cause the value of Pubco’s securities to significantly decline or become worthless. Neither Pubco nor the Company maintains, nor will it maintain variable interest entities in the PRC (including Hong Kong and Macau) after the Closing of the Business Combination.

In addition, Pubco, the Company and its PRC Subsidiaries face various legal and operational risks and uncertainties associated with being based in and having significant operations in China after the completion of the Business Combination. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, Pubco and the Company face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board (the “PCAOB”) on its auditors. Such risks could result in a material change in Pubco’s operations and/or the value of the ordinary shares, or could significantly limit or completely hinder Pubco’s ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Relating to the Company — Risks Relating to Doing Business in China” for a detailed description of risks related to having operations in the PRC.

Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the “HFCA Act”), pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. Additionally, in December 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and reduces the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The independent auditor of Pubco and the Company, Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP), is not included in the list of PCAOB Identified Firms as having been unable to be inspected or investigated completely by the PCAOB. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB board vacated its previous determinations issued on December 16, 2021. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, if, in the future, the PCAOB determines that it is unable to inspect or investigate completely the Pubco’s registered accounting firm, the SEC may prohibit the securities of the Pubco from being traded on a national securities exchange or in the over-the-counter trading market in the United States and Pubco’s securities may be delisted by such exchange.

Prior to the Reorganization, within the organization, investor cash inflows have all been received by the Company and its PRC Subsidiaries. Following the Reorganization, within the organization, investor cash inflows will all be received by Pubco, the Cayman parent entity; and, cash to fund Pubco and PRC Subsidiaries’ operations will be transferred from: (1) the Cayman parent to its directly owned subsidiaries through capital contributions; and (2) such directly owned subsidiaries to other operating companies through capital contributions. Pubco’s subsidiaries also transfer cash to each other through daily operations, including working capital and loans between companies. The cross-border transfer of funds within Pubco’s corporate group is subject to the currency exchange control imposed by PRC government.

Following the Reorganization, as a holding company, Pubco may rely on dividends and other distributions on equity paid by PRC Subsidiaries for its cash and financing requirements. If any of Pubco’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Pubco. The ability of Pubco’s PRC subsidiaries to distribute dividends is subject to currency exchange controls imposed by the PRC government and based upon their distributable earnings. Current PRC regulations permit Pubco’s PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, such PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. See “Risk Factors — Risks Relating to the Company — Risks Relating to Doing Business in China” for more information. As of the date of this proxy statement/prospectus, neither Pubco nor any of its subsidiaries has ever paid dividends or made distributions.

Pursuant to MCAF’s Charter, MCAF is providing its public stockholders with the opportunity to redeem all or a portion of their shares of MCAF Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Special Meeting, including interest, less taxes payable, divided by the number of then outstanding shares of MCAF Common Stock that were sold as part of the MCAF Units in MCAF’s initial public offering (“IPO”), subject to the limitations described herein. MCAF estimates that the per-share price at which Public Shares may be redeemed from cash held in the trust account will be approximately $10.00 at the time of the Special Meeting. MCAF’s public stockholders may elect to redeem their shares even if they vote for the Merger or do not vote at all. MCAF has no specified maximum redemption threshold under MCAF’s amended and restated certificate of incorporation. Holders of outstanding MCAF Rights do not have redemption rights in connection with the Business Combination.

MCAF is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. The Sponsor, which owns approximately 32% of MCAF Common Stock as of the record date, has agreed to vote its MCAF Common Stock in favor of the Business Combination Proposal, which transaction comprises the Business Combination, and intends to vote for the Adjournment Proposal, although there is no agreement in place with respect to voting on such proposal.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay. MCAF’s stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals. And broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Following the Business Combination, Pubco will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

Following the Business Combination, Pubco will also be a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Pubco’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Pubco will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Mr. Qun Lu, Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun intend to enter into certain acting-in-concert agreement, pursuant to which each of Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun agrees to exercise its voting power as a shareholder of Pubco at the direction of Mr. Qun Lu, and as a result, immediately upon the completion of the Business Combination, Mr. Qun Lu will beneficially own 14,405,985 Pubco Class B Ordinary Shares, representing approximately 14.9% of the then total issued and outstanding share capital and 73.9% of the aggregate voting power of Pubco, assuming the Minimum Redemption scenario and no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Therefore, Pubco is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Nasdaq Stock Market Listing Rules, and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors.

The accompanying proxy statement/prospectus provides MCAF stockholders with detailed information about the Business Combination and other matters to be considered at the special meeting of MCAF stockholders. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 57 of the accompanying proxy statement/prospectus.

The MCAF Board has unanimously approved the Merger Agreement, and unanimously recommends that MCAF stockholders vote “FOR” approval of each of the Proposals. When you consider MCAF Board’s recommendation of these Proposals, you should keep in mind that MCAF’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a stockholder. See the section titled “Summary of the Proxy Statement/Prospectus — Interests of MCAF’s Directors and Officers in the Business Combination.”

On behalf of the MCAF Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Suying Liu Chief Executive Officer Mountain Crest Acquisition Corp. IV
__________, 2023

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated __________, 2023, and is first being mailed to MCAF stockholders on or about __________, 2023.

HOW TO OBTAIN ADDITIONAL INFORMATION

MCAF files annual, quarterly and current reports, proxy statement and other information with the SEC required by the Exchange Act. MCAF’s public filings are available to the public from the SEC’s website at www.sec.gov. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by MCAF with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. If you request any documents from MCAF, such documents will be mailed to you by first class mail, or another equally prompt means. Please be sure to include your complete name and address in your request.

If your MCAF Units or MCAF Common Stock are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Please see the section titled “Where You Can Find More Information” to find out where you can find more information about MCAF, Pubco and the Company. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of MCAF, Pubco and the Company has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

i

Mountain Crest Acquisition Corp. IV
311 West 43rd Street, 12th Floor
New York, NY 10036
(646) 493-6558

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON__________ , 2023

TO THE STOCKHOLDERS OF MOUNTAIN CREST ACQUISITION CORP. IV:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Mountain Crest Acquisition Corp. IV, a Delaware corporation (“MCAF”), will be held on __________, 2023 at 10:00 AM Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the board of directors of MCAF (the “MCAF Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ __________. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. The Special Meeting will be held for the following purposes:

1.      to approve the merger (the “Merger”) of Ch-Auto Merger Sub Corp., a Delaware corporation and subsidiary of CH AUTO Inc., a Cayman Islands exempted company, with and into MCAF whereby MCAF will be the surviving corporation. The completion of the Reorganization, among other things, is a condition precedent to the Merger. This proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.” Holders of MCAF Common Stock as of record date are entitled to vote on this proposal;

2.      to approve, on a non-binding advisory basis, certain differences between MCAF and Pubco including the governance provisions set forth in the Pubco’s Second Amended Articles, as compared to MCAF’s current Certificate of Incorporation, which we refer to as the “Governance Proposals” or “Proposal No. 2;”

3.      to approve the CH AUTO Inc. 2023 Equity Incentive Plan, which we refer to as the “2023 Plan Proposal” or “Proposal No. 3;”

4.      to approve an amendment (the “NTA Requirement Amendment”) to the MCAF Amended and Restated Certificate of Incorporation to expand the methods that MCAF may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, which we refer to as the “NTA Requirement Amendment Proposal” or “Proposal No. 4”; and

5.      to approve the adjournment of the Special Meeting in the event MCAF does not receive the requisite stockholder vote to approve any of the above Proposals. This proposal is called the “Adjournment Proposal” or “Proposal No. 5.”

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” It is important for you to note that if the Business Combination Proposal is not approved, then MCAF will not consummate the Business Combination. If MCAF does not consummate the Business Combination and fails to complete an initial business combination by January 2, 2024 (unless such date has been extended), MCAF will be required to dissolve and liquidate.

As of __________, 2023 the record date of the Special Meeting of Stockholders, there were 3,314,491 shares of MCAF Common Stock issued and outstanding and entitled to vote. Only MCAF stockholders who hold shares of record as of the close of business on ___________, 2023 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to MCAF stockholders on or about __________, 2023. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding MCAF Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay to __________ not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting in person and casting your vote by ballot or by submitting a written revocation to Advantage Proxy, that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The MCAF Board unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Suying Liu Chief Executive Officer Mountain Crest Acquisition Corp. IV
__________, 2023

SELECTED DEFINITIONS

“Actual Redemptions”

means the actual redemptions of (i) 2,432,520 MCAF’s shares in the amount of $24.5 million in connection with the special meeting of MCAF’s stockholders held on December 15, 2022, which redemption occurred on December 21, 2022 and (ii) 1,810,489 MCAF’s shares in the amount of $18.6 million in connection with a special meeting of MCAF’s stockholders held on June 22, 2023.

“Ancillary Documents”	means each agreement, document, instrument and/or certificate entered into in connection with the Merger Agreement or therewith and any and all exhibits and schedules thereto.
“Business Combination”

means the transactions contemplated in the Merger Agreement, pursuant to which, among other things, MCAF, Pubco, Merger Sub and the Company intend to effect a merger of Merger Sub with and into MCAF whereby MCAF will be the surviving corporation and a wholly owned subsidiary of Pubco.

“CAC”	means Cyberspace Administration of China.
“Cayman Companies Act”	means the Companies Act (As Revised) of the Cayman Islands, and any statutory amendment or re-enactment thereof.
“Circular 37 Filing”

means, with respect to an individual, filing the registration formalities pursuant to the provisions of “the Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies” (Hui Fa [2014] No. 37) and obtaining a foreign exchange registration receipt stamped by a competent bank as designated by the State Administration of Foreign Exchange or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such individual.

“Closing” or “Effective Time”	means the consummation and effective closing of the Merger.
“Combined Entity”	means Pubco after the consummation of the Business Combination.
“Company” or “CH-AUTO TECH”	means CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the law of the Peoples Republic of China.
“Company Common Stock”

means (i) the common stock of the Company, if the Company is a company limited by shares under the Laws of the PRC, or (ii) the equity interest in the Company corresponding to RMB 1 of the registered capital of the Company, if the Company is a limited liability company under the Laws of the PRC.

“Company Reorganization Stockholders”	means each Company stockholder that participate in the Reorganization.
“Company Merger Consideration”	means the aggregate number of Class A Ordinary Shares and Class B Ordinary Shares that are issued to the Pubco Reorganization Shareholders and the Company Reorganization Stockholders.
“CSRC”	means the China Securities Regulatory Commission.
“Effective Date”	means the date this Registration Statement on Form F-4 is declared effective.
“EV”	means electric vehicles.
“Equityholder Allocation Schedule”

means the schedule the Company shall deliver to Pubco and MCAF five days before the Closing setting forth the names of each stockholder and such stockholder’s respective percentage interest in the Company Merger Consideration.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.
“Founders”	means collectively, Mr. Qun Lu, Mr. Kejian Wang, Mr. Yanmin Wu, Mr. Xiangchao Shen, Ms. Hua Yao and Mr. Baihui Sun.
“HFCA Act”	means the Holding Foreign Companies Accountable Act.
“ICEV”	means internal combustion engine vehicle.
“IFRS”	means the International Financial Reporting Standards.
“Insider Shares”	means the 1,437,500 shares of MCAF Common Stock held or controlled by MCAF’s officers, directors, the Sponsor and any holder of its insider shares.
“Initial Stockholders”	means collectively, the Sponsor and any of MCAF’s officers or directors that may hold Insider Shares.
“Maximum Redemption”

means the redemption scenario that assumes additional redemption of 1,207,563 shares of MCAF common stock, for aggregate payment of approximately $____ million from the Trust Account after the Actual Redemption.

“MCAF Charter”	means the Amended and Restated Certificate of Incorporation of Mountain Crest Acquisition Corp. IV and Bylaws.
“MCAF Common Stock”	means the shares of common stock, par value $0.0001 per share of MCAF.
“MCAF IPO”	means the initial public offering of MCAF, which was consummated on July 2, 2021 and the related exercise of the underwriter’s over-allotment option which was consummated on July 6, 2021.
“MCAF Public Stockholders”	means collectively, all holders of MCAF Common Stock issued in the MCAF IPO, excluding the Sponsor and MCAF’s officers and directors to the extent that they hold such MCAF Common Stock.
“MCAF Right”	the right to receive one-tenth (1/10) of a share of MCAF Common Stock upon consummation of a business combination, included as a component of the MCAF Units.
“MCAF Units”	means the units issued in the MCAF IPO, each consists of (1) one share of MCAF Common Stock and (2) one MCAF Right.
“Merger”	means the merger of Merger Sub with and into MCAF whereby MCAF will be the surviving corporation and a wholly owned subsidiary of Pubco.
“Merger Sub”	means Ch-Auto Merger Sub Corp., a Delaware corporation.
“Merger Agreement”

means that certain Agreement and Plan of Merger, dated April 30, 2022, as amended and restated on December 23, 2022, and further amended on March 1, 2023, respectively, and as may be amended, supplemented or otherwise modified from time to time, by and among MCAF, Pubco, Merger Sub and the Company.

“Minimum Redemption”	means the redemption scenario that assumes no shares of MCAF Common Stock are redeemed after the Actual Redemption.
“MIIT”	means the Ministry of Industry and Information Technology.
“MOFCOM”	means the Ministry of Commerce of the PRC.

“NextG Tech Convertible Debts”

means (1) a loan facility of US$3.0 million extended by Steady Axis Limited, an affiliate of CBC, to the Company; and (2) a loan facility of US$1.5 million (initially up to US$5.9 million according to the Convertible Debt Agreement as of February 17, 2023 but later the parties agree to reduce the amount to US$1.5 million) extended by NextG Tech Limited, an affiliate of CBC, to the Company. On June 2, 2023, CBC, Steady Axis Limited, NextG Tech Limited, Qiantu Motor USA Inc., Pubco and the Company entered into a share subscription agreement, pursuant to which the loan amount, in total, of US$4.5 million received by the Company described above were converted into a total of 11,867,797 shares of the Company Common Stock.

“NDRC”	means National Development and Reform Commission.
“ODI Approval”

means, with respect to an entity, a filing receipt issued by the competent local branch of the National Development and Reform Committee of the PRC, an overseas investment certificate issued by the competent local branch of the Ministry of Commerce of the PRC, a foreign exchange registration receipt stamped by a competent bank as designated by the State Administration of Foreign Exchange or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such entity.

“OEM”	means original equipment manufacturer.
“PCAOB”	means the Public Company Accounting Oversight Board.
“PIPE Financing”	means the potential private placement of Pubco’s Class A Ordinary Shares as contemplated in the Merger Agreement.
“PRC” or “ China”	means the People’s Republic of China, excluding, for the purpose of this proxy statement/prospectus only, Taiwan.
“PRC Subsidiaries”

means all subsidiaries of the Company (and of the Pubco after the consummation of the Business Combination and the Reorganization) incorporated in the PRC, including without limitation the following principal subsidiaries: CH-AUTO Technology (Suzhou) Co., Ltd., Nanjing Qiantu Automobile Sales Co., Ltd., Qingdao Zuki Industrial Design Co., Ltd., Qiantu Automobile (Suzhou) Co., Ltd., Nanjing Qiantu Automotive Technology Co., Ltd., CH-Auto Automobile R&D Co., Ltd, WATTPACK Technology Co., Ltd., and Nanjing Qiantu Automobile Investment Management Co., Ltd.

“Pubco”	means CH AUTO Inc., a Cayman Islands exempted company.
“Pubco Class A Ordinary Share” or “Class A Ordinary Share”	means any class A ordinary share, par value $0.00001 per share, of CH AUTO Inc.
“Pubco Class B Ordinary Share” or “Class B Ordinary Share”	means any class B ordinary share, par value $0.00001 per share, of CH AUTO Inc.
“Pubco Ordinary Shares” or “Ordinary Shares”	means, collectively, the Pubco Class A Ordinary Shares and the Pubco Class B Ordinary Shares.
“Pubco Reorganization Shareholder”	means each of the Pubco shareholders who hold Class A Ordinary Shares prior to the Pubco Reverse Stock Split.
“Pubco Reverse Stock Split”	means the reverse stock split conducted by Pubco after the Effective Date and before the Effective Time.
“Public Shares”	means the MCAF Common Stock underlying the 5,750,000 MCAF Units sold in the MCAF IPO.
“RMB”	means Renminbi, the lawful currency of the PRC.
“SAFE”	means the State Administration of Foreign Exchange of the PRC

“SEC”	means the U.S. Securities and Exchange Commission.
“Securities Act”	means the Securities Act of 1933, as amended.
“Second Amended Articles”	means Pubco’s second amended and restated memorandum and articles of association.
“Sponsor”	means Mountain Crest Holdings IV LLC.
“Transactions”	means the transactions contemplated by the Merger Agreement and the Ancillary Documents.
“U.S. GAAP”	means accounting principles generally accepted in the United States of America.
“50% Redemption”

means the scenario that assumes additional redemption of 603,781 shares of MCAF Common Stock, for aggregate payment of approximately $17.0 million from the Trust Account as 50% of below maximum redemption after the Actual Redemption.

Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021, or at RMB6.8972 to US$1.00, the noon buying rate on December 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. None of MCAF, Pubco and the Company makes representation that the Renminbi or U.S. dollar amounts referred to in this proxy statement/prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On August 11, 2023, the noon buying rate for Renminbi was RMB7.2367 to US$1.00.

Unless otherwise stated, the calculation of beneficial ownership and share issuance of Pubco following the completion of the Business Combination assumes no adjustment to the Company Equity Valuation as set forth in the Merger Agreement and no issuance of (1) Pubco Ordinary Shares pursuant to the PIPE Financing or (2) Pubco Ordinary Shares upon the exercise of the assumed options of the Company, if any.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by Pubco (File No. 333-270267) with the SEC, constitutes a prospectus of Pubco under Section 5 of the Securities Act, with respect to the issuance of (1) the Class A Ordinary Shares to MCAF’s stockholders, (2) Class A Ordinary Shares in exchange for MCAF Rights, if the Business Combination is consummated, (3) Class A Ordinary Shares to the Pubco Reorganization Shareholders and (4) Class A Ordinary Shares to the Company Reorganization Stockholders (including the Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares issued to the Founders). This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which MCAF’s stockholders will be asked to consider and vote upon the Proposal to approve the Business Combination and the other Proposals being considered at the Special Meeting.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

After the consummation of the Business Combination, Pubco will be a foreign private issuer and be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. MCAF files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read MCAF’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact MCAF’s proxy solicitor, Advantage Proxy at 877-870-8565 (toll free).

All information contained in this proxy statement/prospectus relating to MCAF has been supplied by MCAF, and all such information relating to Pubco, Merger Sub and the Company has been supplied by Pubco. Information provided by either of MCAF or Pubco does not constitute any representation, estimate or projection of the other party.

None of MCAF, Pubco, Merger Sub nor the Company has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of Pubco, MCAF and/or the Company and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company,” and “CH-AUTO TECH’s Business.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of MCAF, Pubco and the Company, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including: risks related to the ability to complete the proposed Business Combination due to the failure to obtain approval from MCAF stockholders or satisfy other closing conditions in the Merger Agreement; the amount of any redemptions by existing holders of MCAF Common Stock; the ability to recognize the anticipated benefits of the business combination, and other risks and uncertainties included under the header “Risk Factors” herein, in the final prospectus of MCAF for its initial public offering dated June 29, 2021 and its annual report on Form 10-K for the year ended December 31, 2021, and in MCAF’s other filings with the SEC.

The forward-looking statements are based on information available as of the date of such statement, and the current expectations of the management of MCAF and Pubco, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Accordingly, forward-looking statements should not be relied upon as representing the view of MCAF or Pubco as of any subsequent date.

In addition, statements that MCAF or Pubco “believes” and similar statements reflect such party’s beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of such statement, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either MCAF or Pubco has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by MCAF and the following:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against MCAF, the Company or others following announcement of the Business Combination and the transactions contemplated therein;

•        the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the shareholders of MCAF or the Company or other conditions to closing in the Business Combination;

•        the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of Pubco and its subsidiaries to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•        expectations regarding Pubco’s strategies and future financial performance, including Pubco’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends and acceptance, liquidity, cash flows and uses of cash, capital expenditures, and Pubco’s ability to invest in growth initiatives and pursue acquisition opportunities;

•        anticipated trends, growth rates, and challenges in the EV industry in general and the markets in which Pubco operates;

•        Pubco’s ability to stay in compliance with laws and regulations that currently apply or become applicable to its business in PRC, the United States and other international markets;

•        costs related to the proposed Business Combination;

•        the possibility that MCAF or Pubco may be adversely impacted by other economic, business, and/or competitive factors;

•        future exchange and interest rates; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of MCAF, the Company and Pubco prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to the Company, MCAF, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Pubco, the Company and MCAF undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

Q:     What is the purpose of this document?

A:     MCAF is proposing to consummate the Business Combination. The Business Combination consists of the Merger and the Reorganization, each of which are described in this proxy statement/prospectus. In addition, the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Business Combination will require the affirmative vote of the holders of a majority of the issued and outstanding MCAF Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, however, that if holders of more than __________ shares of MCAF Common Stock exercise their redemption rights then the Business Combination may not be completed.

Q:     What is being voted on at the Special Meeting?

A:     Below are the Proposals that the MCAF’s stockholders are being asked to vote on:

1.      The Business Combination Proposal to approve the Merger;

2.      The Governance Proposals to approve, on a non-binding advisory basis, certain differences between MCAF and Pubco including the governance provisions set forth in the Pubco’s Second Amended Articles, as compared to MCAF’s current Certificate of Incorporation, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as separate sub-proposals;

3.      The 2023 Plan Proposal to approve and adopt the CH AUTO Inc. 2023 Equity Incentive Plan;

4.      The NTA Requirement Amendment Proposal to amend the MCAF Amended and Restated Certificate of Incorporation to expand the methods that MCAF may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, which we refer to as the “NTA Requirement Amendment Proposal” or “Proposal No. 4”; and

5.      The Adjournment Proposal to approve the adjournment of the Special Meeting in the event MCAF does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding MCAF Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, however, that if holders of more than __________ MCAF Common Stock exercise their redemption rights then the Business Combination may not be completed. As of the record date, __________ shares held by the Initial Stockholders, or approximately __________% of the outstanding MCAF Common Stock, would be voted in favor of each of the Proposals.

Q:     What will happen to my shares of MCAF Common Stock and MCAF Rights as a result of the Merger?

A.     As of the Effective Time, the current equity holdings of the MCAF stockholders shall be exchanged as follows:

1.      Each share of MCAF Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such MCAF Common Stock, Pubco shall issue to each MCAF stockholder (other than MCAF stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued Pubco Class A Ordinary Share, which shall be fully paid.

2.      The holders of MCAF Rights (convertible into one-tenth (1/10) of one share of MCAF Common Stock) issued and outstanding immediately prior to the effective time of the Merger will obtain one Pubco Class A Ordinary Share in exchange for the cancellation of each ten (10) MCAF Rights; provided, however, that no fractional shares of Pubco Class A Ordinary Shares will be issued and all fractional Pubco Class A Ordinary Shares will be rounded down to the nearest whole share.

Q:     Are there any material differences in my rights as a security holder of MCAF, as compared with as a security holder of Pubco?

A:     Pubco’s authorized and issued share capital are divided into Class A Ordinary Shares and Class B Ordinary Shares. As a security holder of MCAF, you will receive Class A Ordinary Shares upon the completion of the Business Combination while Class B Ordinary Shares will be issued only to the Founders of the Company. Holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to fifteen votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Immediately upon the completion of the Business Combination, the Founders will beneficially own all of our Class B Ordinary Shares, representing approximately 30.8% of Pubco’s total issued and outstanding share capital and 87.0% of Pubco’s aggregate voting power, assuming Minimum Redemption scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” As a result of the dual-class voting structure and the concentration of ownership, the Founders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of Pubco, which could have the effect of depriving other shareholders of the opportunity to receive a premium for their shares and may reduce the price of Pubco Class A Ordinary Shares after the completion of the Business Combination. For details, see “Risk Factors — Risks Relating to the Company — Risks Relating to Our Corporate Governance — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

Q:     Are any of the proposals conditioned on one another?

A:     Yes, it is important for you to note that if the Business Combination Proposal is not approved, MCAF will not consummate the Business Combination. If MCAF does not consummate the Business Combination and fails to complete an initial business combination by January 2, 2024 (unless such date has been extended), MCAF will be required to dissolve and liquidate. The Governance Proposals, the 2023 Plan Proposal and the NTA Requirement Amendment Proposal are conditioned upon the approval of the Business Combination Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Q:     Why did MCAF add the NTA Requirement Amendment Proposal?

A:     The NTA Requirement Amendment Proposal seeks to amend the MCAF Amended and Restated Certificate of Incorporation to expand the methods that MCAF may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. As disclosed in MCAF’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, MCAF may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including (1) the company has net tangible assets of at least $5,000,001 (the “NTA Rule”) or (2) the company is listed on the Nasdaq Stock Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. MCAF is proposing to amend its Charter to modify the NTA Requirement to expand its options to be excluded from the “penny stock” rules by amending its Charter to rely upon either the NTA Rule or the Exchange Rule. MCAF is asking its stockholders to vote on the NTA Requirement Amendment Proposal now, because based on the pro forma financial statements of the Combined Entity, the Combined Entity may not be able to satisfy the NTA Rule. Therefore, MCAF intends to rely on the Exchange Rule to not be deemed a penny stock issuer.

Q:     Do any of MCAF’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:     MCAF’s directors and officers may have interests in the Business Combination that are different from your interests as a stockholder. On March 2, 2021, our Sponsor, purchased an aggregate of 1,437,500 shares of MCAF Common Stock for an aggregate purchase price of $25,000 or approximately $0.017 per share. Simultaneously with the closing of the IPO, MCAF consummated a private placement of 195,000 units (the “Private Units”) at a price of $10.00 per Private Unit. Simultaneously with the sale of the over-allotment units in the IPO, MCAF consummated a private sale of an additional 15,000 Private Units to the Sponsor. If MCAF does not consummate the Business Combination by January 2, 2024 (unless such date has been extended), MCAF will be required to dissolve and liquidate and the securities held by our Initial Stockholders, including the Sponsor, will be worthless because the Initial Stockholders have agreed to waive their rights to any liquidation distributions.

The exercise of MCAF’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in MCAF stockholders’ best interests.

Q:     When and where is the Special Meeting?

A:     The Special Meeting will take place on __________, 2023 at 10:00 a.m., Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the MCAF Board has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ __________. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:     Who may vote at the Special Meeting?

A:     Only holders of record of MCAF Common Stock as of the close of business on __________, 2023, the record date of the Special Meeting, may vote at the Special Meeting. As of __________, 2023, there were __________ MCAF Common Stock outstanding and entitled to vote. Please see the section titled “Special Meeting of MCAF Stockholders — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Special Meeting?

A:     Shareholders representing a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. MCAF Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (1) is present and entitled to vote at the meeting, or (2) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Special Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:     What vote is required to approve the Proposals?

A:     Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding MCAF Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Since each of the Proposals requires the affirmative vote of a majority of the MCAF Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Q:     How will the Initial Stockholders vote?

A:     MCAF’s Initial Stockholders, who as of the record date, owned __________ shares of MCAF Common Stock, or approximately __________% of the issued and outstanding MCAF Common Stock, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Business Combination Proposal and other related proposals. The Initial Stockholders have also agreed that they will vote any shares they purchase in the open market in or after the IPO in favor of each of the Proposals. While the Initial Stockholders have agreed to vote their shares in favor of the Proposals, stockholders should consider that our Initial Stockholders may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate.

Q:     What do I need to do now?

A:     We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a MCAF stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Do I need to attend the Special Meeting to vote my shares?

A:     No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your MCAF Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. MCAF encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     Am I required to vote against the Business Combination Proposal in order to have my MCAF Common Stock redeemed?

A:     No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that MCAF redeem your MCAF Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the trust account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the MCAF Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of MCAF Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their MCAF Common Stock will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and you seek to have your shares redeemed, you must (1) demand, no later than 5:00 p.m., Eastern time on __________, 2023 (two business days before the Special Meeting), that MCAF redeem your shares for cash, and (2) submit your request in writing to MCAF’s transfer agent, at the address listed at the end of this section and deliver your shares to MCAF’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by MCAF’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of MCAF Common Stock as of the record date. Any public stockholder who holds MCAF Common Stock on or before __________, 2023 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30 floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Q:     How can I vote?

A:     If you were a holder of record of MCAF Common Stock on __________, 2023, the record date for the Special Meeting, you may vote with respect to the Proposals in person at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on __________, 2023, in accordance with the instructions provided to you under the section titled “Special Meeting of MCAF Stockholders.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. Under Nasdaq rules, your broker, bank or nominee cannot vote your MCAF Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. MCAF believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your MCAF Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your MCAF Common Stock; this indication that a bank, broker or nominee is not voting your MCAF Common Stock is referred to as a “broker non-vote”. Your bank, broker or other nominee can vote your MCAF Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your MCAF Common Stock in accordance with directions you provide.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:      MCAF will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of MCAF stockholders. For purposes of approval, an abstention will have the same effect as a vote “AGAINST” such Proposal with respect to the Business Combination Proposal and the Governance Proposals but will have no effect with respect to the 2023 Plan Proposal, the NTA Requirement Amendment Proposal or the Adjournment Proposal. You may redeem your shares of MCAF Common Stock if you abstain from voting. However, in the event you intend to redeem your shares we request that you vote for all of the Proposals.

Q:     What happens if I sell my MCAF Common Stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your MCAF Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you would not be entitled to receive any Pubco Class A Ordinary Shares following the consummation of the Business Combination because only MCAF’s stockholders at the time of the consummation of the Business Combination will be entitled to receive Pubco Class A Ordinary Shares in connection with the Business Combination.

Q:     Will I experience dilution as a result of the Business Combination?

A:      Prior to the Business Combination, the MCAF public stockholders who hold shares issued in the IPO own approximately 47.0% of the outstanding shares of MCAF Common Stock. After giving effect to the Business Combination and to (1) the issuance of up to 1,506,991 Pubco Class A Ordinary Shares to the MCAF public stockholders in connection with the Merger and 575,000 Pubco Class A Ordinary Shares in connection with the Rights; (2) the issuance of 1,437,500 Pubco Class A Ordinary Shares to the Sponsor in exchange for the Insider Shares; (3) the issuance of 210,000 Pubco Class A Ordinary Shares to the Sponsor in exchange for the MCAF Common Stock included in the Private Placement Units and 21,000 Pubco Class A Ordinary Shares for the rights included in the Private Placement Units; (4) the issuance of 20,000 Pubco Class A Ordinary Shares to the MCAF founders converted from certain promissory notes; (5) the issuance of 89,096,171 Pubco Ordinary Shares in the Reorganization (assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement), including 58,913,241 Pubco Class A Ordinary Shares issued to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and 30,182,930 Pubco Class B Ordinary

Shares to be issued to the Founders; (6) the issuance of 188,750 Pubco Class A Ordinary Shares to the representative in the MCAF IPO in exchange for the 160,000 representative shares issued at the close of the IPO and 28,750 Pubco Class A Ordinary Shares in payment for 0.5% of the deferred underwriting fee owed to the Representative in connection with the IPO; (7) the issuance of an aggregate of 2,500,000 Pubco Class A Ordinary Shares to CBC and Revere as financial advisors and M&A consultants to the Business Combination; and (8) the issuance of 1,250,000 Class A Ordinary Shares to BHTIC in payment for the fee owed by MCAF to it for serving as due diligence consultant, MCAF’s current public stockholders will own approximately 4.1% of the issued share capital of Pubco assuming Minimum Redemption. The calculation is based on Minimum Redemption scenario and 21,000 Pubco Class A Ordinary Shares are issued upon conversion of the MCAF Rights included in the Private Placement Units. If any of MCAF’s public stockholders exercise their redemption rights, the anticipated percentage ownership of MCAF’s stockholders will be further reduced.

The following table summarizes the pro forma ownership of Pubco Ordinary Shares upon Closing of the Merger, under (1) Minimum Redemption scenario, (2) 50% Redemption scenario, and (3) Maximum Redemption scenario including all sources of dilution described above:

Equity Capitalization Summary	Minimum Redemption Scenario(1)		Interim Redemption Scenario(2)		Maximum Redemption Scenario(3)
	# of Shares	%	# of Shares	%	# of Shares	%
CH Auto Shareholders and Option Holders(4)	89,096,171	92.05%	89,096,171	92.60%	89,096,171	93.18%
MCAF Initial Public Shareholders (including rights shares)(5)	2,081,991	2.15%	1,478,210	1.54%	874,428	0.92%
MCAF Initial Shareholders (including rights shares)(6)	1,688,500	1.74%	1,688,500	1.76%	1,688,500	1.77%
Representative Shares(7)	188,750	0.19%	188,750	0.20%	188,750	0.20%
Advisors Shares(8)	3,750,000	3.87%	3,750,000	3.90%	3,750,000	3.93%
Total Pubco Ordinary Shares	96,805,412	100.00%	96,201,631	100.00%	95,597,849	100.00%

____________

(1)      Under Minimum Redemption scenario, assumes redemptions of zero shares of MCAF Common Stock after the Actual Redemption.

(2)      Under 50% Redemption scenario, assumes additional redemption of 603,781 shares of MCAF Common Stock, for aggregate payment of approximately $6.0 million from the Trust Account as 50% of below maximum redemption after the Actual Redemption.

(3)      Under Maximum Redemption scenario, assumes additional redemption of 1,207,563 shares of MCAF common stock, for aggregate payment of approximately $12.1 million from the Trust Account after the Actual Redemption.

(4)      Including 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Convertible Debts.

(5)      Under the Minimum Redemption Scenario, Interim Redemption Scenario and Maximum Redemption Scenarios, assumes that 1,506,991, 903,210 and 299,428 shares of MCAF Common Stock remain outstanding and are converted into Class A Ordinary Shares and in each scenario, an additional 575,000 Class A Ordinary Shares are issued in connection with the outstanding public rights.

(6)      The MCAF Initial Shareholders includes sponsor and the directors of MCAF and the shares presented consist of the 1,437,500 Insider Shares that are converted into Class A Ordinary Shares, 210,000 Class A Ordinary Shares issued in exchange for the MCAF Common Stock included in the Private Placement Units, 21,000 Class A Ordinary Shares issued in exchange for the shares of MCAF Common Stock issued in connection with the outstanding rights included in the Private Placement Units and 20,000 Class A Ordinary Shares to the MCAF founders converted from certain promissory notes.

(7)      Consists of 160,000 Class A Ordinary Shares to be issued in exchange for the MCAF Common Stock issued to the Representative in connection with the MCAF IPO and 28,750 Class A Ordinary Shares to be issued in exchange for the 28,750 shares of MCAF Common Stock that will be issued to the Representative at the Closing of the Business Combination in partial payment for the deferred underwriting compensation owed to the Representative in connection with the IPO.

(8)      Consists of 1,875,000 Class A Ordinary Shares to be issued to CBC in payment for financial advisory services rendered to the Company, 625,000 Class A Ordinary Shares to be issued to Revere in payment for financial advisory services to the Company and 1,250,000 Class A Ordinary Shares to be issued to BHTIC in payment for the due diligence consulting fee owed to it by MCAF.

Q:     Are the Company’s shareholders required to approve the Reorganization?

A:     Yes. The Company’s shareholders’ approval of the Reorganization is required to consummate the Business Combination. Either the Company or the MCAF can terminate the Merger Agreement if the Business Combination fails to be completed by July 2, 2023, or later as agreed by the parties to the Merger Agreement (the “Outside Date”).

Q:     Is the consummation of the Business Combination subject to any conditions?

A:     Yes. The obligations of each of MCAF, the Company, Merger Sub and Pubco to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Merger Agreement” in this proxy statement/prospectus.

Q:     Are any of the conditions waivable by the parties?

A:     Yes. The parties may elect to waive conditions to closing to the extent it would still be legally permissible to proceed with the Business Combination. For example, if MCAF stockholders do not approve the Business Combination it cannot be consummated. However, while it is a condition to closing that the shares be approved for trading on Nasdaq, if such listing could not be obtained, the parties could decide to proceed with the Business Combination and waive this condition. The MCAF Board will have the power to waive any conditions that may be waived in its sole judgment even if MCAF stockholders have already approved the Business Combination For additional information see the section titled “Proposal One — The Business Combination Proposal — Conditions to Close.”

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your MCAF Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

Q:     Should I send in my stock certificates now?

A:     MCAF’s stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “Special Meeting of MCAF Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:     When is the Business Combination expected to occur?

A:     Assuming the requisite stockholder approvals are received, MCAF expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the filing of the Certificate of Merger with the Secretary of State of the State of Delaware with respect to the Merger. However, either the Company or MCAF can terminate the Merger Agreement if the Business Combination fails to be completed by July 2, 2023, or later as agreed by the parties to the Merger Agreement. The Company has agreed to advance to MCAF the aggregate amount of $750,000 in two payments to fund payment of the expenses incurred, including the extension payment to be deposited into the Trust Account, in connection with an extension of the period of time for MCAF to consummate the Business Combination and for MCAF’s working capital.

Q:     Who will manage Pubco?

A:     We expect that after the consummation of the Business Combination Mr. Qun Lu will act as our Chief Executive Officer, Chief Financial Officer and Chairman of the board of directors and Mr. Kejian Wang will act as our Chief Operating Officer and Chief Technology Officer. For more information on Pubco’s anticipated management, see the section titled “Management Following the Business Combination” in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:     If the Business Combination is not consummated, MCAF may seek another suitable business combination. If MCAF does not consummate a business combination by January 2, 2024 (or extended as previously described), then pursuant to Article 6 of its amended and restated certificate of incorporation, MCAF’s officers must take all actions necessary in accordance with the General Corporation Law of Delaware to dissolve and liquidate MCAF as soon as reasonably practicable. Following dissolution, MCAF will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of MCAF Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of MCAF Common Stock would be paid at liquidation would be approximately $10.00 per share for stockholders based on amounts on deposit in the trust account as of __________, 2023. The closing price of MCAF Common Stock on Nasdaq as of June 30, 2023 was $10.55.

The Sponsor and other initial stockholders have waived their right to receive distributions with respect to any shares of MCAF Common Stock held by them upon the liquidation of the Trust Account, if MCAF is unable to consummate an initial business combination within the required time period and have also waived their redemption rights in connection with the consummation of the Business Combination. No person was paid any consideration in exchange for these waivers.

Q:     What happens to the funds deposited in the Trust Account following the Business Combination?

A:     Following the closing of the Business Combination, holders of MCAF Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds after payment of expenses will be released to Pubco and utilized to fund working capital needs of Pubco. As of _________, 2023, there was approximately $____ million in the Trust Account. MCAF estimates that approximately [$10.00] per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the Combined Entity.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder elects to redeem its MCAF Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of MCAF Common Stock under Section 302 of the Internal Revenue Code (the “Code”). If the redemption qualifies as a sale or exchange of MCAF Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in MCAF Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for MCAF Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to MCAF Common Stock have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations. See the section titled “U.S. Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights.”

Q:     Will holders of MCAF Common Stock or MCAF Rights be subject to U.S. federal income tax on the Pubco Class A Ordinary Shares received in the Business Combination?

A:     Subject to the limitations and qualifications described in the section of this proxy statement/prospectus titled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination,” the parties to the Merger intend that the Merger qualify as a tax-free exchange for U.S. federal income tax purposes. The requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond MCAF and Pubco’s control. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes to the holders of MCAF Common Stock and MCAF Rights.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied in the case of the Business Combination.

Provided that the Merger qualifies as a tax-free exchange pursuant to Section 351 of the Code, the additional requirements for tax-free treatment under Section 367(a) of the Code are satisfied, and, in the case of U.S. Holders of MCAF Rights, such MCAF Rights are treated for U.S. federal income tax purposes as exchanged with Pubco for Pubco Class A Ordinary Shares (instead of Pubco being treated as satisfying MCAF’s obligations under the MCAF Rights with Pubco Class A Ordinary Shares), a U.S. Holder will generally not recognize gain or loss with respect to the exchange of MCAF Common Stock or MCAF Rights for Pubco Class A Ordinary Shares pursuant to the Merger and such U.S. Holder’s (1) tax basis in its Pubco Class A Ordinary Shares received in the Merger will generally equal the adjusted tax basis of MCAF Common Stock or MCAF Rights surrendered in exchange therefor and (2) holding period for the Pubco Class A Ordinary Shares will generally include the period during which such U.S. Holder held MCAF Common Stock or MCAF Rights.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of certain U.S. federal income tax consequences of the Merger and the Business Combination, see the section titled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact MCAF’s proxy solicitor at:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

You may also obtain additional information about MCAF from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

DELIVERY OF DOCUMENTS TO MCAF’S sTOCKholders

Pursuant to the rules of the SEC, MCAF and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless MCAF has received contrary instructions from one or more of such stockholders. Upon written or oral request, MCAF will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that MCAF deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify MCAF of their requests by contacting our proxy solicitor as follows:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes, to fully understand the Merger Agreement, the Business Combination and the other matters being considered at the Special Meeting of the stockholders of Mountain Crest Acquisition Corp. IV. For additional information, see “How to Obtain Additional Information” beginning on page i, and “Where You Can Find More Information” beginning on page 6. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Business Combination

Mountain Crest Acquisition Corp. IV

Mountain Crest Acquisition Corp. IV (“MCAF”) was incorporated in Delaware on March 2, 2021. MCAF was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business transaction with one or more businesses that MCAF has not yet identified.

On July 2, 2021, MCAF consummated the Initial Public Offering of 5,000,000 units (the “Units”) and, with respect to the shares of MCAF Common Stock included in the Units sold, the Public Shares at $10.00 per Unit, generating gross proceeds of $50,000,000.

Simultaneously with the closing of the Initial Public Offering, MCAF consummated the sale of 195,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to Mountain Crest Holdings IV LLC (the “Sponsor”) and Network 1 Securities, Inc. generating gross proceeds of $1,950,000.

Following the closing of the Initial Public Offering on July 2, 2021, an amount of $50,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”), which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended, (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by MCAF, until the earlier of: (1) the consummation of a business combination or (2) the distribution of the funds in the Trust Account as described below.

On July 6, 2021, the underwriters fully exercised their over-allotment option, resulting in an additional 750,000 Units issued for an aggregate amount of $7,500,000. In connection with the underwriters’ full exercise of their over-allotment option, MCAF also consummated the sale of an additional 15,000 Private Placement Units at $10.00 per Private Placement Units, generating total proceeds of $150,000. A total of $7,500,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $57,500,000.

In accordance with MCAF’s Charter, the amounts held in the Trust Account may only be used by MCAF upon the consummation of a business combination, except that there can be released to MCAF, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and MCAF’s liquidation. MCAF executed the Agreement and Plan of Merger on April 30, 2022, the Amended and Restated Agreement and Plan of Merger on December 23, 2022 and the Amendment to the Amended and Restated Agreement and Plan of Merger dated March 1, 2023, and it must liquidate unless a business combination is consummated by January 2, 2024 (unless such date has been extended).

MCAF’s Common Stock, MCAF Rights and MCAF Units are currently listed on the Nasdaq Capital Market under the symbols “MCAF,” “MCAFR” and “MCAFU,” respectively. The MCAF Units commenced trading on the Nasdaq Stock Market on July 2, 2021, and the MCAF Common Stock and MCAF Rights commenced separate trading from the Units on July 28, 2021.

The mailing address of our principal executive office is 311 West 43rd Street, 12th Floor, New York, NY 10036. Our telephone number is (646) 493-6558.

CH AUTO Inc. (“Pubco”)

CH AUTO Inc. is an exempted company incorporated in the Cayman Islands with limited liability on January 25, 2022 for the purpose of effecting the Business Combination and will serve as the publicly traded parent company of the Company following the Business Combination. As of the date of this proxy statement/prospectus, the Reorganization has not been completed and there is no direct equity ownership between Pubco and the Company.

CH-AUTO TECHNOLOGY CORPORATION LTD.

CH-AUTO TECHNOLOGY CORPORATION LTD. (the “Company” or “CH-AUTO TECH”) is a limited liability company incorporated in China on July 9, 2012. The Company designs, develops, manufactures and sells fully electric vehicles and vehicle components and offer automotive design service to major auto brands. The Company is among the 16 automobile manufacturers in China that have obtained the “dual qualifications” (i.e., registration with the NDRC for new energy passenger vehicle production and qualification for automobile manufacturing enterprises approved by the MIIT) for manufacturing EVs, as of the date of this proxy statement/prospectus. The Company also owns its sales and sells EVs directly to customers through its online platforms. The Company focuses on lightweight materials, affordable customization, user safety, and EV performance when it designs and manufactures its products. The Company strives to create an affordable and enjoyable driving experience for its customers.

The Company’s automotive design experience can be traced back to 2003, when its core management started the automotive design service through Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd. The Company’s executive team has led the development of numerous automobile models for major mainstream Chinese auto brands, such as Geely, Chery, FAW and GAC.

With a decade of operations in the automotive design business, the Company accumulated a rich repertoire of proprietary technologies and industry know-how, and established a self-owned EV brand, Qiantu, in 2015. The Company released its first EV model K50, a luxury all-electric super sports car, in 2018 and its second EV model K20, an affordable urban EV, in June 2022. As of the date of this proxy statement/prospectus, the Company has manufactured 209 and delivered 138 units of K50 vehicles and received approximately 32,000 non-binding pre-sale orders for K20 vehicles.

Pubco intends to fund the operations of the Company, mainly the volume manufacturing and delivery of K50 and K20, through raising US$55 million to US$205 million proceeds from public offering or private placement of its securities. Capital investment required of resuming K50 volume manufacturing is less than that required of commencing K20 volume manufacturing, as the Company already possesses the molds and equipment needed for K50 volume manufacturing and only needs to resume K50 volume manufacturing by repaying its liabilities owed to suppliers and hiring more workers working on manufacturing lines, while the Company still needs to procure necessary facilities required of K20 manufacturing. Moreover, as K50 is a luxury all-electric super sports car, for each K50 order the Company receives, the Company typically collects deposit equal to 50% of the total vehicle sales price, which provides further financial support to commence the manufacturing of such order. The Company plans to, on the other hand, only collect RMB5,000 or around US$750 for each K20 pre-order, which is immaterial compared to the expenditures involved in K20 manufacturing. Consequently, the Company expects to first resume its normal operations by resuming the volume delivery of K50 within three to six months after receiving an estimated proceed of US$55 million (or less if the Company receives the equivalent capital through K50’s order deposits). After the Company resumes the K50 volume manufacturing, and based on our rough estimate, we need to raise at least another US$100 million in order to launch our K20 product lines. However, if the Company is able to raise more than US$55 million but less than US$155 million in total, we can start the procurement of materials and equipment for our K20 product lines (which takes about two months to complete) and if we have more capital, we can start to build the vehicle body assembly and welding production lines for K20 (which takes about six months to complete the construction) and conduct the internal testing (which takes about another two months) before K20 production lines can be officially put into use. We expect to commence the volume delivery and fulfill the non-binding pre-sale orders for K20 within six months after the official launch of K20 product lines. Although the deposit of K20 is nominal, the volume delivery of K20 does not require further financing through public offering or private placement of our securities; instead, we plan to manufacture our K20 orders through the supply chain financing. Therefore, as long as the K20 production lines can officially launch, the Company will be able to deliver K20 in volume and fulfill any order we receive provided that the orders we receive do not exceed our annual production capacity. After the Company starts to deliver K20 in volume, and if the Company will be able to raise another US$50 million through financing activities, the Company expects to release its next EV model, K25, in six months after receiving such financing. In light of the above analysis, we anticipate delivering 200 units of K50 in 2023 if we can obtain at least US$55 million either through public offering or private placement of our securities or through K50 orders’ deposits, and we do not expect to commence delivery of K20 in 2023.

The Company currently continues its efforts to raise capital for its business on reasonable terms through additional equity offerings or debt financing or additional bank facilities. However, there can be no assurance that the Company or Pubco can obtain the capital resources to fund its operation, in particular the delivery of K20 and other future models, as anticipated or at all. In addition, following the Business Combination, Pubco’s ability to raise capital is subject to a variety of risks and uncertainty. Consequently, any delay or failure in accomplishing the financing plan will significantly delay resuming the volume manufacturing and delivery of K50, delay or even discontinue the roll-out plan of K20, and further materially and adversely affect Pubco’s business, financial condition and results of operations.

The mailing address of the Company’s principal executive office is 6th Floor, Building C, Shunke Building, Shunyi District, Beijing, China 101200, and its telephone number is (86)-10-8140-6666.

Ch-Auto Merger Sub Corp.

Ch-Auto Merger Sub Corp. (“Merger Sub”) is a newly formed Delaware corporation and a wholly owned subsidiary of Pubco. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub’s principal executive offices are the same as those for Pubco.

Organizational Structure

The following diagram sets forth Pubco’s corporate structure, including Pubco’s principal subsidiaries upon completion of the Business Combination and the Reorganization, assuming Minimum Redemption scenario. Pubco’s corporate structure does not, and will not contain variable interest entities immediately upon completion of the Business Combination.

Reorganization Shareholders
Sponsor and Financial Advisor
MCAF Public Stockholders
92.0%
5.8%
2.2%
CH AUTO Inc.[1]
(Cayman Islands)
100%
100%
CH Autotech USA Inc.
(USA)
CCHG AUTOMOBILE TECHNOLOGY CO., LTD
(BVI)
100%
CH-Auto (HONG KONG) Limited[2]
(Hong Kong)
Outside mainland China
100%
Holding Company[2]
Inside mainland China
Reorganization Shareholders[4]
Non-Reorganization Shareholders[3]
32.3036% (representing nil voting power)
38.9733% (representing 71.2769% voting power)
28.7231%
CH-AUTO TECHNOLOGY CORPORATION LTD.
(PRC)
100%
CH-AUTO Technology (Suzhou) CO., Ltd.
100%
Nanjing Qiantu Automobile Sales Co., Ltd.
60%[5]
Qingdao Zuki Industrial Design Co., Ltd.
100%
Qiantu Automobile (Suzhou) Co., Ltd.
100%
Nanjing Qiantu Automotive Technology Co., Ltd.
100%
CH-Auto Automobile R & D Co., Ltd.
100%
WATTPACK Technology Co., Ltd.
100%
Nanjing Qiantu Automobile Investment Management Co., Ltd.

____________

(1)      Pubco’s authorized and issued share capital is expected to be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to fifteen votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not a Founder or an affiliate of such Founder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not a Founder or an affiliate of such Founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

(2)      As a part of the HK Share Purchase, each shareholder of the Company may elect to exchange its shares in the Company for Pubco Class A Ordinary Shares, which would allow Pubco to indirectly own, through CCHG Automobile Technology Co., Ltd., CH-Auto (Hong Kong) Limited (“CH-Auto HK”), and a then-established wholly-owned PRC subsidiary of CH-Auto HK (the “Holding Company”), the corresponding shares in the Company exchanged by such shareholder of the Company. As of the date of this proxy statement/prospectus, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for Pubco Ordinary Shares, entitling Pubco to own, directly or indirectly, 38.9733% of the total issued and outstanding equity interests in the Company on a fully-diluted basis, after giving effect to the shares of the Company issued pursuant to the NextG Tech Convertible Debts.

(3)      28.7231% of the shares and voting rights thereof in the Company will be held by its existing shareholders who choose not to participate in the Reorganization (“non-participating stockholders”) as of the date of this proxy statement/prospectus. Pubco will need to account their shareholding in the Company of 28.7231%, calculated by dividing shares owned by such non-participating stockholders in the Company by the then-issued and outstanding shares of the Company, as non-controlling interest upon the consummation of Business Combination. Their election will lead to a decrease in the number of ordinary shares outstanding and additional paid-in capital proportional to the percentage of equity interest controlled by such shareholders in the Company prior to the Business Combination in the pro forma financial statements.

(4)      Reorganization Shareholders will own, directly or indirectly, 38.9733% of the total issued and outstanding equity interests in the Company on a fully-diluted basis, after giving effect to the shares of the Company issued pursuant to the NextG Tech Convertible Debts; however, the voting and economic rights of such shares will be entrusted to the Holding Company, pursuant to the Voting Rights Proxy Agreement and the Economic Rights Transfer Agreement, entitling the Holding Company to hold an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote.

(5)      The holder of forty percent (40%) of equity interests in Qingdao Zuki Industrial Design Co., Ltd. is Zuki Holdings (HK) Limited, which is a company with limited liability incorporated under the laws of Hong Kong. Zuki Holdings (HK) Limited is not affiliated with the Company, Pubco or MCAF.

Equity Pledge and Judicial Freezing

As of the date of this proxy statement/prospectus, there are in total 978,917,397 shares of Company Common Stock issued and outstanding on a fully diluted, including the Company Common Stock issued pursuant to the NextG Tech Convertible Debts. Specifically,

•        Non-participating stockholders collectively own a total of 281,175,062 shares of Company Common Stock, accounting for 28.7231% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis; and

•        Company Reorganization Stockholders collectively own a total of 697,742,335 shares of Company Common Stock, accounting for 71.2769% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis, after giving effect to the shares of the Company Common Stock to be issued pursuant to the NextG Tech Convertible Debts. Among the Company Common Stock owned by the Company Reorganization Stockholders:

•        The Company Reorganization Stockholders who are also Entrusting Stockholders collectively own a total of 355,358,966 out of 697,742,335 shares of Company Common Stock, accounting for 36.3012% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis;

•        A total of 229,451,760 out of 355,358,966 shares of Company Common Stock owned by certain Entrusting Stockholders are currently under equity pledge and judicial freezing, accounting for 23.4393% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis.

As mentioned above, certain shares of Company Common Stock held by certain Entrusting Stockholders were pledged to the Company’s creditors for certain secured loans. Additionally, certain shares of the Company Common Stock held by certain Entrusting Stockholders are currently under judicial freezing due to such shareholders’ default on payments of certain shareholder arbitrations (the “Shareholder Arbitrations”). The Company is actively negotiating with its creditors and the claimants of the Shareholder Arbitrations regarding the repayment terms, and the court auction process in China typically takes six to twelve months. As a result, as of the date of this proxy statement/prospectus, the Company does not expect that, prior to the consummation of the Business Combination, (1) its creditors will exercise equity pledge or that (2) shares subject to judicial freezing will be auctioned off. The Holding Company will be prohibited from receiving the dividends derived from such pledged shares of Company Common Stock without the consent of the pledgees. For such shares of Company Common Stock under equity judicial freezing, paying dividends are prohibited unless such shares of Company Common Stock are released from judicial freezing.

As mentioned above, the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, and (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company, in order to satisfy the condition precedent of the Merger Agreement. Additionally, the Company’s articles of association provide that its ordinary resolutions shall be adopted by more than 50% of the voting rights held by its stockholders while its special resolutions require more than 66.6667% (or two thirds). In light of the condition precedent pursuant to the Merger Agreement and the Company’s articles of association, and assuming that (1) the Company Reorganization Stockholders and the number of shares of Company Common Stock (including the Exercised Shares defined below) owned by the Company Reorganization Stockholders remain the same prior to the closing of the Business Combination and (2) the total issued and outstanding shares of Company Common Stock on a fully diluted basis remain the same prior to and after the closing of the Business Combination, the exercise of the equity pledge and auction of judicial freezing will have the following impacts:

Prior to the closing of the Business Combination:

•        If the equity pledge and judicial freezing are partially exercised or auctioned off with respect to up to 573,028 out of 229,451,760 shares of the Company Common Stock (“Exercised Shares”) prior to the completion of the Reorganization and the Business Combination, Ch-Auto HK will be able to direct the voting rights and economic rights of 697,169,307 shares of the Company Common Stock, which takes at least 71.2184% of all the outstanding shares of the Company entitled to vote and therefore the condition precedent of the Merger Agreement can still be satisfied. In this regard, Pubco will issue at least 89,023,000 Ordinary Shares (equal to the shares of Company Common Stock owned by the Company Reorganization Stockholders minus the Exercised Shares and then multiply by the Conversion Ratio) to the Company Reorganization Stockholders upon the consummation of the Reorganization and the remaining 281,175,062 shares representing 28.7231% voting rights thereof in the Company will be held by the non-participating stockholders and the holders of Exercised Shares. Pubco will need to account their shareholding in the Company of 28.7231%, calculated by dividing shares owned by such non-participating stockholders and the holders of Exercised Shares by the then-issued and outstanding shares of the Company, as non-controlling interest upon the consummation of Business Combination.

•        If there are less than 45,130,737 but more than 573,028 Exercised Shares prior to the completion of the Reorganization and the Business Combination, Ch-Auto HK will be able to direct the voting rights and economic rights of at least 652,611,598 shares of the Company Common Stock, which takes at least 66.6667% (or two thirds) of all the outstanding shares of the Company entitled to vote. Pursuant to the current articles of association of the Company, the auditor of the Company determines that the Holding Company shall have ability to direct, directly or indirectly, at least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of the Company entitled to vote to be able to consolidate the result of operations of the Company under the then applicable accounting standards. In the event that the Holding Company directs, directly or indirectly, more than 66.6667% (or two thirds) of the voting rights but less than 71.2184% of all outstanding equity securities of the Company entitled to vote, the condition precedent under the Merger Agreement that the Reorganization (as defined therein) shall be consummated will not be met, and SPAC is not obligated to effect and close the Merger, unless SPAC elects to waive this closing condition. If SPAC elects to waive this closing condition and the Business Combination thus can be consummated, Pubco will issue at least 83,333,333 Ordinary Shares (equal to the shares of Company Common Stock owned by the Company Reorganization Stockholders minus the Exercised Shares and then multiply by the Conversion Ratio) to the Company Reorganization Stockholders upon the consummation of the Reorganization and the remaining no less than 326,305,799 shares representing up to 33.3333% (or one third) voting rights thereof in the Company will be held by the non-participating stockholders and the holders of Exercised Shares. Pubco will need to account their shareholding in the Company of up to 33.3333% (or one third), calculated by dividing shares owned by such non-participating stockholders and the holders of Exercised Shares by the then-issued and outstanding shares of the Company, as non-controlling interest upon the consummation of Business Combination.

•        If there are more than 45,130,737 Exercised Shares, the Holding Company may only (1) have ability to direct, directly or indirectly, as little as 47.1306% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, as little as 47.1306% of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly, as little as 38.2662% of the then-issued and outstanding equity interest in the Company. In this regard, the condition precedent for closing the Business Combination under the Merger Agreement will not be satisfied and the auditor of Pubco will determine that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards. Consequently, we will not be able to consummate the Business Combination.

Following the closing of the Business Combination:

•        If there are up to 45,130,737 Exercised Shares following the completion of the Business Combination, the Holding Company will (1) have ability to direct, directly or indirectly, at least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 66.6667% (or two thirds) of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly, at least 38.2662% of the then-issued and outstanding equity interest in the Company. According to the auditor of Pubco, the results of operations of the Company can still be consolidated with those of Pubco under the then applicable accounting standards, and the remaining 33.3333% of the shares and voting rights in the Company will be recorded as non-controlling interest.

•        If there are more than 45,130,737 Exercised Shares following the completion of the Business Combination, Pubco will hold less than 66.6667% (or two thirds) of the outstanding securities of the Company through the Holding Company. Consequently, the auditor of Pubco may determine that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards. As a result, the value of Pubco’s securities may decline significantly and become worthless, and Pubco may be unable to meet the continuous listing requirement of Nasdaq.

In case that the auditor of Pubco determines that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards after the consummation of the Business Combination, Pubco will become a public shell company with no substantive operations, the share price of Pubco may decline significantly and become worthless. Pubco may be unable to meet (1) the total assets/revenue standard under Rule 5450(b)(3)(A) of the Nasdaq Listing Rules, (2) market value standard as to its publicly held shares under Rule 5450(b)(1)(C), Rule 5450(b)(2)(C) or Rule 5450(b)(3)(C) of the Nasdaq Listing Rules, or (3) minimum bid price standard under Rule 5450(a) of the Nasdaq Listing Rules.

Holding Company Structure

Pubco will be a holding company with no material operations of its own upon the completion of the Business Combination. Pubco will conduct its operations primarily through the Company and its subsidiaries in mainland China and Hong Kong. As a result, Pubco’s ability to pay dividends depends upon dividends paid by the Company and its subsidiaries in mainland China and Hong Kong. If the Company and its PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Pubco.

In addition, the Company and its PRC subsidiaries are permitted to pay dividends to the Pubco only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company and its PRC subsidiaries did not have aggregate retained earnings as determined under PRC accounting standards as of December 31, 2023. Pursuant to the Company Law of the People’s Republic of China (the “PRC Company Law”), the Company and its PRC subsidiaries are required to contribute of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is not required if the reserve fund has reached 50% of the registered capital of the Company and its PRC subsidiaries. Statutory reserves are not distributable as cash dividends except in the event of liquidation. As of December 31, 2023, the Company and its PRC subsidiaries had no restricted amount under the reserve fund. As of December 31, 2022, the Company had an accumulated deficit of approximately US$686.6 million.

In 2021 and 2022, the Company and its PRC subsidiaries did not pay dividends or make distributions. As of the date of this proxy statement/prospectus, neither Pubco nor any of its subsidiaries has ever paid dividends or made distributions. Going forward, Pubco intends to use profit generated from its business operations to invest in new markets or business lines.

The structure of cash flows within the Pubco’s organization, and the applicable regulations, are as follows. After foreign investors’ funds enter into Pubco upon the completion of the Business Combination, subject to the cash demand of our PRC subsidiaries, funds can be transferred to the Company and its wholly owned Hong Kong subsidiaries, which will further distribute the funds to the PRC Subsidiaries. After the completion of the Reorganization, if Pubco intends to distribute dividends, its PRC Subsidiaries will transfer the dividends to the Hong Kong subsidiaries in accordance with the laws and regulations of the PRC, and then its Hong Kong subsidiaries will transfer the dividends all the way up to Pubco, and the dividends will be distributed from Pubco to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds within Pubco’s corporate group under its direct holding structure must be legal and compliant with relevant laws and regulations of China. As an offshore holding company, Pubco is permitted under PRC laws and regulations to provide funding to the Company and the other PRC Subsidiaries only through loans or capital contributions after the completion of the Reorganization, subject to applicable government reporting, registration and approvals. For details about the applicable PRC rules that limit transfer of funds from overseas to the Company and the PRC Subsidiaries, see “Risk Factors — Risks Relating to the Company — Risks Relating to Doing Business in China — PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiaries.”

Pubco’s subsidiaries transfer cash to each other through daily operations, including working capital and loans between companies. The cross-border transfer of funds within Pubco’s corporate group is subject to the currency exchange controls imposed by the PRC government.

RMB is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of the PRC Subsidiaries to use their potential future RMB revenues to pay dividends to Pubco after the completion of the Reorganization. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Shortages in availability of foreign currency may then restrict the ability of the PRC Subsidiaries to remit sufficient foreign currency to its offshore entities for such offshore entities to pay dividends or make other payments or otherwise to satisfy Pubco’s foreign-currency-denominated obligations. In the future, SAFE and other relevant PRC governmental authorities may limit or eliminate the PRC Subsidiaries’ ability to purchase foreign currencies to settle transactions. The PRC government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions. Any existing and future restrictions on currency exchange may limit Pubco’s ability to utilize revenue generated in RMB to fund its business activities outside of PRC, pay dividends in foreign currencies to holders of its securities or to provide foreign currency through debt or equity financing for its PRC subsidiaries. See “Risk Factors — Risks Relating to the Company — Risks Relating to Doing Business in China — Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition” and “— Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment” for a detailed discussion of the Chinese legal restrictions on the payment of dividends and the ability to transfer cash within Pubco’s corporate group.

Going Concern

The Company has historically been incurring losses from our operations. The Company incurred a net loss of US$67.6 million and US$130.1 million in 2021 and 2022, respectively. In addition, the net cash used by the Company in operating activities was approximately US$20.1 million and US$7.3 million in 2021 and 2022, respectively. The combination of operating losses in 2021 and 2022, cash expected to be used in operating activities in the future, uncertain conditions relating to additional capital raises and continued revenue growth created uncertainty about the Company’s ability to continue as a going concern. The Company has historically depended on financing from third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

As of December 31, 2021 and 2022, the Company had a total of US$153.8 million and US$94.6 million, respectively, in short-term or long-term borrowings from commercial banks and other third parties. These borrowings have a term of one to ten years and weighted average interest rates of 7.31% and 8.49% per annum as of December 31, 2021 and 2022, respectively. As of December 31, 2022, an aggregate amount of US$19.4 million was under default. As of December 31, 2021 and 2022, the Company had current liabilities of US$424.0 million and US$355.8 million, respectively, and non-current liabilities of US$0.3 million and US$13.1 million, respectively. The Company was involved in lawsuits relating to its loans and other liabilities, and as of December 31, 2021 and 2022, the balance of loans and borrowings associated with these lawsuits were US$56.5 million and US$49.7 million, respectively; and the balance of accounts payable associated with lawsuits filed by the Company’s vendors were US$65.5 million and US$73.1 million, respectively; and the balance of accrued expenses and other current liabilities associated with lawsuits filed by third parties were US$21.3 million and US$21.3 million, respectively; and the balance of payroll that were associated with lawsuits filed by the Company’s employees were US$17.9 million and US$13.3 million, respectively. Moreover, the Company was affected by the adverse effect of COVID-19 starting in December 2019, and suffered from deteriorated financial position and began to default on payments due to suppliers and terminated employment relationship with many employees. As of December 31, 2022, the Company had litigation payable of US$342.5 million, which consisted of penalties and accrued interests associated with suppliers’ and third parties’ lawsuits, as determined by court verdicts.

In connection with the Company’s long-term and short-term borrowings, the Company and certain of its shareholders pledged to the lenders the equity interests in the Company and its PRC Subsidiaries, as the case may be, and the Company pledged interests in equipment, land and fixtures of its Suzhou Plant and certain intellectual properties in connection with certain liabilities. If the Company’s assets are auctioned off to enforce court rulings with respect to the pledges, the Company’s manufacturing activities and other operations may be materially disrupted, which may materially and adversely affect its business, results of operations and financial performance. In light of the foregoing circumstances, the Company’s independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to the Company’s ability to continue as a going concern in its report on the Company’s consolidated financial statements for the years ended December 31, 2021 and 2022, and the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that the consolidated financial statements for the years ended December 31, 2021 and 2022 were issued.

The Company historically repaid a portion of its liabilities by transferring account receivables and issuing equity interests to its debtholders. The Company currently continues its efforts to raise capital for its business on reasonable terms through additional equity offerings or debt financing or additional bank facilities. In the event that the Company is unable to receive any financing or settle any of its debt obligations prior to the consummation of the Business Combination, below is the Company’s plan to fund operations, cure loans, debt, accounts payable and liabilities in default, and settle lawsuits or satisfy judgements:

•        After the consummation of the Business Combination, Pubco expects to receive approximately nil and US$33.0 million, respectively, from the Business Combination, which is estimated to be the amount then in the trust account under the maximum and minimum redemption scenarios, to support the Company’s ongoing operations.

•        After the consummation of the Business Combination and Pubco’s securities become publicly traded, Pubco intends to raise between US$55 million and US$205 million through public offerings and private financings to fund the Company’s operations. Operating income generated from vehicle sales will be used to satisfy the Company’s capital expenditure requirement, which is estimated to be US$150 million for three years between 2023 and 2025.

•        With respect to the Company’s debt obligation, including its loans, debt, accounts payable, liabilities in default, and liabilities arising from lawsuits or judgement, the Company plans to continue to negotiate with its creditors for extensions, installment repayment arrangement and other debt repayment method, such as debt-to-equity conversion, and the Company plans to allocate 20% of its income generated from operations after receiving proceeds from the public offerings and private financings conducted after the consummation of the Business Combination to repay its liabilities.

The Company cannot assure that such repayment will be executed as planned. See “Risk Factors — Risks Relating to the Company — Risks Relating to Our Financial Position and Need for Additional Capital — Our financial statements have been prepared on a going concern basis and the financial status of us creates a doubt whether we will continue as a going concern.” As of the date of this proxy statement/prospectus, there were US$342.5 million in borrowings, accounts payable and other liabilities under default. If the Company fails to repay its liabilities or to satisfy court ordered payments, the creditors may apply to the competent court for an enforcement order against the Company. After receipt of such application for the enforcement of such liabilities and court ordered payments, the applicable court will inspect the assets of the Company and may attach, seize, freeze or auction the assets of the Company in order to enforce the liabilities and court ordered payments. In addition, the Company may be listed as a “dishonest person subject to enforcement” if the Company fails to repay its liabilities or to satisfy court ordered payments as required by the enforcement order, which may subject the Company to the punishment imposed by relevant PRC authorities, including but not limited to the restrictions on government procurement, tendering and bidding, government support, financing and extending of credit, market admission, awarding of qualifications, and etc. Furthermore, such enforcement will significantly stretch the working capital and cash flow of the Company, which may have a material and adverse effect on its operations and financial condition.

After the consummation of the Business Combination, Pubco may need to issue additional Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future to fund its operations and repay its indebtedness, in certain circumstances without the approval of the holders of the Pubco Class A Ordinary Shares. Any such issuances of additional share capital may cause shareholders of Pubco to experience significant dilution of their ownership interests and the per share value of Pubco Class A Ordinary Shares to significantly decline. Specifically, the Company expects its capital expenditure requirement the three years from 2023 to 2025 to be US$150 million, which the Company currently plans to fund with its operating income generated from its vehicle sales. If the Company or the Pubco after the consummation of the Business Combination cannot raise US$55 million (or less if the Company receives the equivalent capital through K50’s order deposits) to resume the volume manufacturing and delivery of K50, it will be unable to generate sufficient operating income to satisfy our capital expenditure requirement and consequently it will have to significantly reduce its spending, delay or cancel its planned activities or substantially change its corporate structure. The Company might not be able to obtain any funding, and the Company might not have sufficient resources to conduct its business as projected, both of which could mean that the Company would be forced to curtail or discontinue its operations. See “Risks Relating to the Company — Risks Relating to our Financial Position and Need for Additional Capital — Our business plans require a significant amount of capital. Any delay or failure in accomplishing our financing plan will materially and adversely affect our business, financial condition and results of operations. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends,” and “— We have historically relied on debt financing to support our operations and working capital.”

PCAOB’s inspection on the independent auditors of Pubco

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. Additionally, in December 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and reduces the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The independent auditor of the Pubco and the Company, Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP), is not included in the list of PCAOB Identified Firms as having been unable to be inspected or investigated completely by the PCAOB. On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB board vacated its previous determination issued on December 16, 2021. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, if, in the future, the PCAOB determines that it is unable to inspect or investigate completely the Pubco’s registered accounting firm, the SEC may prohibit the securities of the Pubco from being traded on a national securities exchange or in the over-the-counter trading market in the United States and Pubco’s securities may be delisted by such exchange.

The Merger Agreement

The Merger

On April 30, 2022, MCAF entered into an Agreement and Plan of Merger (as amended and restated on December 23, 2022 and further amended on March 1, 2023, and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among MCAF, Pubco, Merger Sub and the Company, pursuant to which, among other things, MCAF, Pubco, Merger Sub and the Company intend to effect a merger of Merger Sub with and into MCAF whereby MCAF will be the surviving corporation and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the DGCL. In connection with the Merger, the name of the surviving corporation shall be changed to CH Autotech USA, Inc. Following the Merger, Pubco expects its Class A Ordinary Shares to be traded on the Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.

No later than five (5) Business Days prior to the Effective Time, the Company shall deliver to Pubco and MCAF the Equityholder Allocation Schedule setting forth the names of each stockholder and such stockholder’s respective percentage interest in the Company Merger Consideration. Immediately after the delivery of the Equityholder Allocation Schedule, Pubco shall conduct a reverse stock split of its then issued and outstanding Class A Ordinary Shares. At the time the Pubco Reverse Stock Split is completed, each Pubco Shareholder who holds Pubco Class A Ordinary Shares immediately before the Pubco Reverse Stock Split (the “Pubco Reorganization Shareholder”) shall automatically receive the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule, without any change in the par value of $0.00001 per share, in exchange for all the Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the Pubco Reverse Stock Split. The corresponding Company Merger Consideration issued to each Pubco Reorganization Shareholder shall be equal to the product of (1) the number of Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (2) the Conversion Ratio.

Concurrently with the Pubco Reverse Stock Split, by virtue of the Reorganization and without any action on the part of MCAF, Merger Sub, the Company, or their respective stockholders, Pubco shall issue to each Company stockholder that participates in the Reorganization or each’s designee(s) (the “Company Reorganization Stockholders”) the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule at par value per share or other value as determined as part of the Reorganization by the board of directors of Pubco. The corresponding Company Merger Consideration issued to each Company Reorganization Stockholder shall be equal to the product of (1) the number of shares of Company Common Stock held by such Company Reorganization Stockholder on an as-converted and fully-diluted basis immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (2) the Conversion Ratio. The Company Reorganization Stockholders, other than the Founders of the Company who shall receive Class B Ordinary Shares, shall receive Class A Ordinary Shares. Company Merger Consideration means the sum of all Class A Ordinary Shares and Class B Ordinary received by the Pubco Reorganization Shareholders and Company Reorganization Stockholders.

Simultaneously with and in exchange for the issuance of the Company Merger Consideration, but before the Closing of the Merger, a then-established wholly-owned PRC subsidiary (the “Holding Company”) of CH-Auto (Hong Kong) Limited (“CH-Auto HK”), shall acquire all the shares of the Company Common Stock held by each Company Reorganization Stockholder at par value or other value as agreed between the Holding Company and the Company Reorganization Stockholders (the “HK Share Purchase”); provided however, (i) certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (i.e., Qun Lu,

Yanmin Wu, Hua Yao, Kejian Wang, Chenhui Feng, Baihui Sun, Jingwei Song and Kai Yin, each a “DSO Stockholder” and together, the “DSO Stockholders”) shall each transfer up to 25% of the stocks of the Company held by him or her due to restrictions under the PRC laws; (ii) the Company shares held by certain stockholders (Xiangchao Shen and the DSO Stockholders, each an “Entrusting Stockholder” and together, the “Entrusting Stockholders”) are currently under judicial freezing, and therefore, are prohibited from transfer unless such Company shares are released from the equity judicial freezing. Each Entrusting Stockholder shall further enter into a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an economic rights transfer agreement (the “Economic Rights Transfer Agreement”) with the Holding Company (the “HK Voting Right Entrustment”), pursuant to which each Entrusting Stockholder shall transfer and assign to the Holding Company (i) all of their respective voting rights in connection with the remaining shares of Company Common Stock held by them (the “Entrusting Stockholder’s Remaining Shares”) pursuant to the Voting Rights Proxy Agreement and (ii) all of their economic rights, including the right to receive dividends, in connection the Entrusting Stockholder’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement. The Economic Rights Transfer Agreement shall provide that the Pubco Ordinary Shares issued to each Entrusting Stockholder in exchange for such Entrusting Stockholder’s Remaining Shares, shall be subject to restrictions on transfer, conveyance, assignment and further encumbrance until the Entrusting Stockholder transfers and conveys the underlying shares of Company Common Stock to the Holding Company. Pursuant to the Merger Agreement, upon the completion of the HK Share Purchase, and after giving effect to the HK Voting Right Entrustment (the “Reorganization Closing”), the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, and (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company. As of the date of this proxy statement/prospectus, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for 89,096,171 Pubco Ordinary Shares, accounting for 92.0% of the then issued Pubco Ordinary Shares and 98.5% of the total voting power of Pubco following the Business Combination, assuming Minimum Redemption (as defined below) scenario.

Conversion Ratio means a number resulting from dividing (i) the Company Equity Valuation by (ii) the product of (x) $10 and (y) the number of Company Common Stock and Pubco Ordinary Shares issued and outstanding on an as-converted and fully-diluted basis as of immediately prior to the Reorganization Closing plus the number of Company Reserved Shares. Company Reserved Shares means, collectively, the shares of Common Stock subject to the Company’s outstanding options granted to employees or financial advisors, if any.

The Pubco Reverse Stock Split, the HK Share Purchase, the issuance of the Company Merger Consideration to the Pubco Reorganization Stockholders and the Company Reorganization Stockholders as described above are collectively referred to herein as the Reorganization.

Conversion of MCAF Securities

As of the Effective Time, the current equity holdings of the MCAF stockholders shall be exchanged as follows:

1.      Each share of MCAF Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such MCAF Common Stock, Pubco shall issue to each MCAF stockholder (other than MCAF stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued Pubco Class A Ordinary Share, which shall be fully paid.

2.      The holders of MCAF Rights (convertible into one-tenth (1/10) of one share of MCAF Common Stock) issued and outstanding immediately prior to the effective time of the Merger will obtain one Pubco Class A Ordinary Share in exchange for the cancellation of each ten (10) MCAF Rights; provided, however, that no fractional shares of Pubco Class A Ordinary Shares will be issued and all fractional Pubco Class A Ordinary Shares will be rounded down to the nearest whole share.

The Closing

MCAF and the Company have agreed that the closing of the Merger (the “Closing”) shall occur no later than July 2, 2023 or later as agreed to by the parties to the Merger Agreement (the “Outside Date”), extended from November 15, 2022, because on December 15, 2022, the stockholders of MCAF voted to amend the Charter to provide that MCAF may extend the time for MCAF to complete a business combination from January 2, 2023 to April 2, 2023 and then further extend such date to July 2, 2023 and on December 16, 2022, MCAF deposited into the Trust Account one percent (1%) of the amount of cash then available in the Trust Account. Accordingly, the date by which MCAF must complete a business combination is April 2, 2023, and MCAF has the option to extend such date to July 2, 2023 by depositing into the Trust Account, before April 2, 2023, one percent (1%) of the amount of cash then available in the Trust Account. The Company has agreed to advance to MCAF the aggregate amount of $750,000 in two payments to fund payment of the expenses incurred, including the extension payment to be deposited into the Trust Account, in connection with an extension of the period of time for MCAF to consummate the Business Combination and for MCAF’s working capital. On March 29, 2023, MCAF deposited US$343,936 into the Trust Account to extend the date for MCAF to complete a business combination to July 2, 2023. On June 22, 2023, MCAF held the second Special Meeting, during which its Stockholders approved a further amendment to its Amended and Restated Certificate of Incorporation to further extend the time period it has to consummate its Business Combination to January 2, 2024. On June 27, 2023, MCAF deposited $250,000 into the Trust Account to extend the time period for us to consummate its initial business combination from July 2, 2023 to January 2, 2024.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of the Company and its subsidiaries (together, the “Company Parties”) and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other Transaction Documents; (c) consents and required approvals, (d) non-contravention, (e) capitalization; (f) financial statements, (g) liabilities, (h) internal accounting controls, (i) absence of certain developments, (j) accounts receivable, (k) compliance with law, (l) title to properties, (m) international trade matters and anti-bribery compliance, (n) tax matters, (o) intellectual property, (p) insurance, (q) litigation, (r) bank accounts and powers of attorney, (s) material partners, (t) labor matters, (u) employee benefits, (v) environmental and safety, (w) related party transactions, (x) material contracts, (y) SEC Matters, (z) brokers and other advisors, (aa) foreign private issuer status, and (bb) disclaimer of other representations and warranties.

MCAF also makes certain representations and warranties relating to, among other things: (a) organization, qualification and standing; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other Transaction Documents; (c) non-contravention, (d) brokers and other advisors, (e) capitalization, (f) consents and required approvals, (g) trust account, (h) employees, (i) tax matters, (j) exchange listing, (k) reporting company, (l) undisclosed liabilities, (m) MCAF SEC documents and MCAF financial statements (n) business activities, (o) MCAF contracts, (p) litigation, (q) information supplied, (r) investment company, (s) lockup, (t) insider letter agreement, (u) board approval, (v) vote required, and (w) disclaimer of other representations and warranties.

Conduct Prior to Closing; Covenants Pending Closing

The Company and MCAF have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

Pubco, with the assistance of MCAF and its affiliates, shall use commercially reasonable best efforts to deliver to the Company and MCAF true, correct and complete copies of each fully executed subscription agreements by March 15, 2023 with investors relating to a purchase of Class A Ordinary Shares through a private placement, in each case on terms consented by MCAF (which consent shall not be unreasonably withheld, conditioned or delayed), pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing (the “PIPE Financing”).

The Merger Agreement also contains customary closing covenants.

General Conditions to Closing.

The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

•        There shall not be any Proceeding pending by or before any Governmental Authority in which a Governmental Authority is a party, nor shall there be any Order or Law in effect that restrains, enjoins, prevents, prohibits or make illegal the consummation of the Merger;

•        The Merger shall have been approved by the applicable SPAC Required Vote in accordance with the provisions of MCAF’s Organizational Documents and the DGCL;

•        The Requisite Stockholder Approval shall have been obtained;

•        The Form F-4 and the Form 8-A shall have been declared effective by the SEC under the Securities Act and the Exchange Act, as applicable, and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•        All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the transactions under the HSR Act shall have expired or been terminated;

•        The Pubco Class A Ordinary Shares (including the Pubco Class A Ordinary Shares to be issued in connection with the Merger) shall have been approved for listing on the Nasdaq Stock Market following Closing, subject to any requirement to have a sufficient number of round lot holders of the Pubco Class A Ordinary Shares, and the issued and outstanding Pubco Class A Ordinary Shares held by Pubco shareholders shall be listed on such exchange on the Closing Date;

•        All consents, approvals and actions of, filings with and notices to any Governmental Authority required to consummate the Transactions shall have been made or obtained; and

•        The Redemption Offer shall have been completed in accordance with the Merger Agreement and the Proxy Statement.

Conditions to Obligations of MCAF.

The obligations of MCAF to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

•        The Fundamental Representations (other than Section 3.5(a)) set forth in the Merger Agreement shall be true and correct in all material respects as of the signing date and as of the Closing Date, except the Fundamental Representations (other than Section 3.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time. Section 3.5(a) shall be true and correct in all respects as of the signing date and as of the Closing Date, except (1) for the portions of Section 3.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (2) for breaches of Section 3.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of the Company valued at less than $100,000. The representations of the Company set forth in the Merger Agreement other than the Fundamental Representations shall be true and correct as of the signing date and as the Closing Date except (i) for representations and warranties that speak as of a specific date or time, which need be true and correct only as of such date or time and (ii) for breaches of the representations and warranties of the Company set forth in Article III of the Merger Agreement (other than the Fundamental Representations) that, in the aggregate, would not have a Material Adverse Effect;

•        The Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date;

•        There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect;

•        MCAF shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Sections 8.2(a)-(c) of the Merger Agreement;

•        The Reorganization shall have been consummated;

•        The PIPE Financing shall have been consummated;

•        The Company shall have executed and delivered to MCAF a copy of each Transaction Document to which it is a party;

•        Each Company Lock-Up Shareholder shall have executed and delivered to MCAF the Company Lock-up Agreement in accordance with Section 5.5 of the Merger Agreement;

•        MCAF shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the Organizational Documents of Pubco, the Company and Company Merger Sub, as in effect on the Closing Date, are attached to such certificate;

•        MCAF shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the resolutions of the directors of Pubco, the Company and Company Merger Sub authorizing the execution and delivery of the Merger Agreement and the other Transaction Documents to which such entity is a party and performance by each of Pubco, Company and Company Merger Sub, as applicable, of the Transactions, including the Merger, having been duly and validly adopted and being in full force and effect as of the Closing Date, are attached to such certificate;

•        Each of Pubco and Company Merger Sub shall have delivered to MCAF a certificate of good standing from their respective applicable jurisdictions of incorporation; and

•        If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.2 of the Merger Agreement that have not been fully satisfied as of the Closing will be deemed to have been waived by MCAF.

Conditions to Obligation of the Company, Pubco and Company Merger Sub.

The obligation of the Company, Pubco and the Merger Sub and their respective stockholders to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

•        The representations and warranties of MCAF (other than Section 4.5(a)) set forth in the Merger Agreement shall be true and correct as of the date hereof and as of the Closing Date, except for (1) representations and warranties (other than Section 4.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (2) for breaches of the representations and warranties of MCAF set forth in Article IV of the Merger Agreement, that, in the aggregate, would not have a Material Adverse Effect. Section 4.5(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, except (i) for the portions of Section 4.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of Section 4.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of MCAF valued at less than US$100,000;

•        MCAF shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date;

•        There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect;

•        The Company and Pubco shall have received a certificate, signed by the chief executive officer or chief financial officer of MCAF, certifying as to the matters set forth in Section 8.3(a)-(c) of the Merger Agreement;

•        MCAF shall have executed and delivered to the Company and Pubco a copy of each Transaction Documents to which it is a party;

•        MCAF shall have delivered to the Company a certificate, signed by an officer of the Company, certifying true, complete and correct copies of (1) the resolutions duly adopted by the requisite vote at the Special Meeting approving the Merger and the consummation of the Transactions contemplated by the Merger Agreement and the other Transaction Documents; (2) certified copies of the resolutions duly adopted by MCAF’s board of directors authorizing the execution, delivery and performance of the Merger Agreement and the other Transaction Documents to which each is a party and performance by MCAF of the Transactions, including the Merger, each having been duly and validly adopted and being in full force and effect as of the Closing Date; and (3) written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by (X) all officers of MCAF and (Y) all persons serving as directors of MCAF immediately prior to the Closing;

•        MCAF shall have delivered to the Company a certificate, signed by an officer of MCAF, certifying that true, complete and correct copies of the Organizational Documents of MCAF, as in effect on the Closing Date, are attached to such certificate;

•        MCAF shall have delivered to the Company and Pubco certificates of good standing with respect to MCAF from the State of Delaware;

•        MCAF and the MCAF Stockholders shall have entered into a registration rights agreement in substantially the form attached hereto as Annex F;

•        Each of the SPAC Proposals described in Section 7.4(f) of the Merger Agreement has been approved by the applicable SPAC Required Vote in accordance with the provisions of MCAF’s Organizational Documents and the DGCL; and

•        If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.3 of the Merger Agreement that have not been fully satisfied as of the Closing will be deemed to have been waived by the Company, Pubco and Merger Sub.

None of Pubco, MCAF, the Company or Merger Sub may rely on the failure of any condition set forth in the Merger Agreement to be satisfied if such failure was caused by such party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other party to be satisfied.

Termination

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

•        by the mutual written consent of the Company and MCAF duly authorized by each of their respective boards of directors;

•        by MCAF, if any of the representations or warranties of Pubco or the Company set forth in Article III of the Merger Agreement will not be true and correct, or if Pubco, the Company or Merger Sub has failed to perform any covenant or agreement on the part of Pubco, the Company or Merger Sub set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.2(a) or Section 8.2(b) of the Merger Agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by MCAF) by the earlier of (1) the Outside Date or (2) thirty (30) days after written notice thereof is delivered to the Company; provided, that MCAF is not then in breach of the Merger Agreement so as to cause any condition to the Closing set forth in Section 8.2(a) or Section 8.2(b) of the Merger Agreement from being satisfied at or prior to the Outside Date;

•        by the Company, if any of the representations or warranties of MCAF set forth in Article IV of the Merger Agreement shall not be true and correct or if either MCAF has failed to perform any covenant or agreement on the part of MCAF set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) of the Merger Agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (1) the Outside Date or (2) thirty (30) days after written notice thereof is delivered to MCAF; provided that the Company or Merger Sub is not then in breach of the Merger Agreement so as to cause any condition to the Closing set forth in either Section 8.3(a) or Section 8.3(b) of the Merger Agreement to not be satisfied at or prior to the Outside Date;

by either the Company or MCAF:

•        on or after July 2, 2023 (or later as agreed by the parties to the Merger Agreement);

•        if any Order having the effect set forth in Section 8.1 of the Merger Agreement shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate the Merger Agreement under this Section 9.1(d)(ii) of the Merger Agreement shall not be available to a Party if such Order was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•        by the Company, if any of the MCAF Proposals shall fail to receive the applicable SPAC Required Vote for approval at the SPAC Stockholder Meeting (unless such SPAC Stockholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

•        by MCAF, if the Requisite Stockholder Approval shall not have been obtained within ten (10) Business Days of the delivery to the Company Stockholders of the prospectus that is part of the Form F-4; and

•        by MCAF, in the event that the PIPE Financing has not been entered into by March 15, 2023.

The specific terms and conditions of the merger of Merger Sub with and into MCAF (the “Merger”), with MCAF as the Surviving Company are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination.

Pro Forma Capitalization

The pro forma equity valuation of Pubco upon consummation of the Transactions is estimated to be approximately $985 million. We estimate that, upon consummation of the Transactions, assuming the Minimum Redemption scenario, all the Reorganization Shareholders will own approximately 92.0% of the outstanding Pubco Ordinary Shares and all the former stockholders of MCAF (including the Sponsor and the Representatives) will own approximately 4.1% of the outstanding Pubco Ordinary Shares. Such amount includes (1) the issuance of 89,096,171 Pubco Ordinary Shares in the Reorganization (assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement), including 58,913,241 Pubco Class A Ordinary Shares to be issued to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and 30,182,930 Pubco Class B Ordinary Shares to be issued to the Founders; (2) the issuance of up to 2,081,991 Pubco Class A Ordinary Shares to MCAF’s public stockholders in connection with the Merger; (3) the issuance of up to 1,688,500 Pubco Class A Ordinary Shares to the Sponsor in connection with the Merger; (4) the issuance of 188,750 Pubco Class A Ordinary Shares to the representative in the MCAF IPO; (5) the issuance of an aggregate of 2,500,000 Pubco Class A Ordinary Shares to CBC and Revere as financial advisors and M&A consultants to the Business Combination; and (6) the issuance of 1,250,000 Pubco Class A Ordinary Shares to BHTIC as due diligence consultant. These relative share numbers and percentages assume Minimum Redemption scenario, as discussed herein. If any of MCAF’s existing public stockholders exercise their redemption rights, the anticipated percentage ownership of MCAF’s existing stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Merger Consideration

At the Effective Time, by virtue of the Merger and conditioned on the consummation of the Merger, each share of MCAF Common Stock that is issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued Pubco Class A Ordinary Share without interest. As of the Effective Time, each MCAF Stockholder shall cease to have any other rights in and to MCAF.

In consideration of the Merger, Pubco will (1) issue 1,506,991 Class A Ordinary Shares and 575,000 Class A Ordinary Shares issuable upon the conversion of MCAF Rights to the MCAF public stockholders, assuming no redemption by such MCAF public stockholders; (2) issue 1,688,500 Class A Ordinary Shares to the Sponsor; (3) issue 188,750 shares of Pubco Class A Ordinary Shares to the representative in the MCAF IPO; (4) pursuant to the Reorganization, issue 89,096,171 Pubco A Ordinary Shares, assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement, consisting of (a) 58,913,241 Pubco Class A Ordinary Shares to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and (b) 30,182,930 Pubco Class B Ordinary Shares to be issued to the Founders, in accordance with the Equityholder Allocation Schedule. Each Pubco Class A Ordinary Share and Pubco Class B Ordinary Share shall have a deemed price per share of US$10.00. The Aggregate Stock Consideration consists of 62,872,482 Pubco Class A Ordinary Shares and 30,182,930 Pubco Class B Ordinary Shares, assuming Minimum Redemption scenario.

PIPE Financing

Pubco, with the assistance of MCAF and its affiliates, shall use commercially reasonable best efforts to deliver to the Company and MCAF true, correct and complete copies of each of the fully executed subscription agreements, by March 15, 2023, relating to a purchase of Class A Ordinary Shares through a private placement, in each case on terms consented to by MCAF (which consent shall not be unreasonably withheld, conditioned or delayed), pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing. As of the date of this proxy statement/prospectus, Pubco has not made material progress toward obtaining PIPE Investment.

Agreements Entered into in Connection with the Business Combination

SPAC Support Agreement

Contemporaneously with the execution of the Merger Agreement, Mountain Crest Holdings IV LLC (the “Sponsor”) and the directors of MCAF entered into a support agreement, dated April 30, 2022 (the “SPAC Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed business combination. Each such holder also agreed not to transfer any shares of MCAF Common Stock owned by it unless the transferee executes a joinder agreement that provides that the transferee will become a party to the SPAC Support Agreement. The holders have also agreed not to seek redemption rights.

The foregoing description of the SPAC Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Annex C hereto.

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Company common stock entered into a support agreement, dated April 30, 2022 (the “Company Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed business combination. The Company Support Agreement also covers any Pubco Class A Ordinary Shares or of any successor entity of which ownership of record or the power to vote, directly or indirectly, is subsequently acquired by such stockholder prior to the termination of the Company Support Agreement. Each stockholder that executed the Company Support Agreement also agreed not to transfer any shares subject to the Company Support Agreement (with a limited exception in connection with the Reorganization) prior to the termination of the Company Support Agreement unless the buyer, assignee or transferee thereof executes a joinder agreement to the Company Support Agreement in substantially the form set forth on Exhibit B thereto.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Annex D hereto.

Company Lock-Up Agreement

Pursuant to the terms of the Merger Agreement, the Company has agreed that it will cause the Company Lock-Up Shareholders to enter into an agreement with Pubco to be effective as of the Closing, pursuant to which at least ninety-nine percent (99%) of the Company Merger Consideration shall be subject to a lock-up agreement (the “Company Lock-Up Agreement”).

Pursuant to the Company Lock-Up Agreement, such holders have agreed, subject to certain customary exceptions, not to sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Pubco Ordinary Shares held by them, until the date that is six months after the date of the Closing (the “Lock-Up Period”). Certain transfers, subject to certain customary conditions as set forth in the Company Lock-up Agreements are allowed during the Lock-Up Period.

The foregoing description of the Company Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is included as Annex E hereto.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, Pubco will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of MCAF and with respect to certain securities they own at the Closing. The Amended and Restated Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Pubco will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, the form of which is attached hereto as Annex F.

The Business Combination Proposal

To approve the merger (the “Merger”) of Ch-Auto Merger Sub Corp., a Delaware corporation and subsidiary of CH AUTO Inc., a Cayman Islands exempted company, with and into MCAF whereby MCAF will be the surviving corporation. The completion of the Reorganization, among other things, is a condition precedent to the Merger. This proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.” Holders of MCAF Common Stock as of record date are entitled to vote on this proposal.

The Governance Proposal

To approve, on a non-binding advisory basis, certain differences between MCAF and Pubco including the governance provisions set forth in the Pubco’s Second Amended Articles, as compared to MCAF’s current Certificate of Incorporation, which we refer to as the “Governance Proposals” or “Proposal No. 2.”

The 2023 Plan Proposal

To approve the CH AUTO Inc. 2023 Equity Incentive Plan, which we refer to as the “2023 Plan Proposal” or “Proposal No. 3.”

The NTA Requirement Amendment Proposal

To approve an amendment to the MCAF Amended and Restated Certificate of Incorporation to expand the methods that MCAF may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, which we refer to as the “NTA Requirement Amendment Proposal” or “Proposal No. 4.”

The Adjournment Proposal

To approve the adjournment of the Special Meeting in the event MCAF does not receive the requisite stockholder vote to approve any of the above Proposals. This proposal is called the “Adjournment Proposal” or “Proposal No. 5.”

Date, Time and Place of Special Meeting of MCAF’s Stockholders

The Special Meeting will be held on ____________, 2023 at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the MCAF Board has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/____________. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Voting Power; Record Date

We have fixed the close of business on ____________, 2023, as the record date for determining those MCAF stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on ____________, 2023, there were ____________shares of MCAF Common Stock outstanding and entitled to vote. Each holder of MCAF Common Stock is entitled to one vote per share on each of the Business Combination, the Governance Proposals, the

2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal. As of ____________, 2023, the initial stockholders and ____________ collectively own and is entitled to vote ____________ shares of MCAF Common Stock, or approximately ____________% of MCAF Common Stock. With respect to the Business Combination, the Sponsor and __________, which owns approximately ____________% of MCAF Common stock as of the record date, have agreed to vote their MCAF Common Stock acquired by them in favor of the Business Combination Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Redemption Rights

Pursuant to MCAF’s amended and restated certificate of incorporation, a holder of MCAF Common Stock has the right to have its Public Shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must (1) demand, no later than 5:00 p.m., Eastern time on ____________, 2023 (two (2) business days before the Special Meeting), that MCAF redeem your shares into cash; and (2) submit your request in writing to MCAF’s transfer agent, at the address listed at the end of this section and deliver your shares to MCAF’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Special Meeting. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the MCAF Common Stock for which you are electing redemption by two (2) business days before the Special Meeting by either:

•        Delivering certificates representing the shares of MCAF Common Stock to MCAF’s transfer agent, or

•        Delivering the MCAF Common Stock electronically through the DWAC system.

MCAF stockholders will be entitled to redeem their MCAF Common Stock for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately US$10.00 per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by MCAF’s transfer agent no later than two (2) business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of MCAF Common Stock as of the record date. Any public stockholder who holds MCAF Common Stock on or before ____________, 2023 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you choose to deliver MCAF Common Stock electronically through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and MCAF’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is MCAF’s understanding that MCAF stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. MCAF does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. MCAF stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it no longer wants to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. MCAF anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by MCAF public stockholders, MCAF will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $10.00 per share. If you exercise your redemption rights, you will be exchanging your MCAF Common Stock for cash and will no longer own the shares. If MCAF is unable to complete the Business Combination by January 2, 2024 unless MCAF stockholders approve an amendment to the MCAF Charter to extend the period of time in which a business combination may be consummated, it will liquidate and dissolve and public stockholders would be entitled to receive approximately US$10.00 per share upon such liquidation.

The Business Combination will not be consummated if the holders of ____________ or more of MCAF Common Stock exercise their redemption rights.

Holders of outstanding MCAF Units must separate the underlying MCAF Common Stock and MCAF Rights prior to exercising redemption rights with respect to the MCAF Common Stock. If MCAF Units are registered in a holder’s own name, the holder must deliver the certificate for its MCAF Units to the transfer agent with written instructions to separate the MCAF Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the MCAF Common Stock from the MCAF Units.

If a broker, dealer, commercial bank, trust company or other nominee holds MCAF Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s MCAF Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of MCAF Units to be separated and the nominee holding such MCAF Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant MCAF Units and a deposit of an equal number of MCAF Common Stock and MCAF Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the MCAF Common Stock from the MCAF Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their MCAF Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Appraisal Rights

Under Delaware law, MCAF stockholders are not entitled to exercise dissenters’ rights of appraisal in connection with the Merger.

MCAF’s Board of Directors’ Reasons for the Business Combination and Recommendations

In evaluating the transaction with the Company, the MCAF Board of Directors consulted with management and MCAF’s legal counsel Loeb & Loeb LLC as well as its due diligence advisor Beijing Haohan Tianyu Investment Consulting Co., Ltd. The MCAF Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the MCAF Board did not assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The MCAF Board based its decision on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weights to different factors. This explanation of our reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Interests of MCAF’s Directors and Officers in the Business Combination

In considering the recommendation of MCAF’s board of directors to vote in favor of the Merger, stockholders should be aware that, aside from their interests as stockholders, our directors and officers have interests in the Merger that are different from, in addition to, or in conflict with those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Merger, and in recommending to stockholders that they approve the Merger. Stockholders should take these interests into account in deciding whether to approve the Merger. These interests include:

•        the beneficial ownership of MCAF’s directors and officers, of an aggregate of 1,647,500 shares of MCAF Common Stock and 21,000 MCAF Rights, for which the Sponsor and directors and officers paid an aggregate of $2,125,000 which shares and rights would become worthless if MCAF does not complete a business combination within the applicable time period, as our directors and officers and their affiliates have waived any right to redemption with respect to these shares. Such shares and rights have an aggregate market value of approximately US$____ million and US$_____ million, respectively, based on the closing prices of MCAF Common Stock and MCAF Rights of US$____ per share and US$_____ per Right on Nasdaq on _______, 2023, the record date for the special meeting of stockholders;

•        Unless we consummate our initial business combination, our officers, directors and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account;

•        the sale of 200,000 shares of MCAF Common Stock by the Sponsor to the Company for which the Sponsor received an aggregate of $3,000,000 (or $15.00 per share) and the Sponsor paid an aggregate of $3,400 (or $0.017 per share);

•        the repayment of $100,000 in working capital loans owed to the Sponsor, which, at the election of the Sponsor, may be converted into private placement units at a price of $10.00 per unit;

•        the anticipated continuation of Dr. Suying Liu, as a director of the Combined Entity following the Closing; and

•        the continued indemnification of the current directors and officers of MCAF following the Merger and the continuation of directors’ and officers’ liability insurance following the Merger.

These interests may influence MCAF’s board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other Stockholder Proposals. In particular, the existence of the interests described above may incentivize MCAF’s officers and directors to complete an initial business combination, even if on terms less favorable to MCAF’s stockholders compared to liquidating MCAF, because, among other things, if MCAF is liquidated without completing an initial business combination, the Initial Shares and Private Placement Units would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $____ million based on the closing price of MCAF Common Stock on ________, 2023. In addition, because the average price that the Sponsor paid for the Initial Shares was only $____, it can still make a profit even if the price of the Class A Ordinary Shares falls well below the $10.00 price paid by the public stockholders.

Investors should also be aware of the following potential conflicts of interest:

•        none of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities;

•        in the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. For example, all of our directors and officers currently serve in management positions for Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) and Mountain Crest Acquisition Corp. V (Nasdaq: MCAG), all of which are special purpose acquisition companies incorporated in Delaware. Our directors and officers may continue to involve in the formation of other special purpose acquisition companies in the future. Thus, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented; and

•        our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

Recommendation to MCAF Stockholders

The MCAF Board:

•        has determined that each of the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal, are fair to, and in the best interests of, MCAF and its stockholders;

•        has approved the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal; and

•        recommends that the MCAF stockholders vote “FOR” each of the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal.

The MCAF Board members have interests that may be different from or in addition to your interests as a stockholder. See “Proposal One — The Business Combination Proposal — Interest of MCAF’s Directors and Officers in the Business Combination” in this proxy statement/prospectus for further information.

IPO Underwriting Agreement

The underwriters for the MCAF IPO are entitled to a deferred fee of $0.35 per unit sold in the IPO or $2,012,500. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that MCAF completes the Business Combination, subject to the terms of the underwriting agreement. Of the $0.35 per MCAF unit, $0.30 will be paid in cash and $0.05 will be paid in an equivalent value of shares.

The following table sets forth the effective underwriting fee (inclusive of the 2.0% fee that was previously paid by MCAF at the closing of its IPO) at each redemption scenario after giving effect to the redemptions in connection with the approval of an amendment to the MCAF Charter approved on December 15, 2022 and June 22, 2023:

	Minimum Redemption Scenario		Interim Redemption Scenario	Maximum Redemption Scenario
Underwriting Fee(1)		$3,162,500	$3,162,500	$3,162,500
IPO Proceeds Remaining in Trust Account	$			0
Effective Underwriting Fee(2)		—%	—%	—%

____________

(1)      The underwriting fee consists of the $1,150,000 underwriting fee paid at the close of the IPO, the $1,725,000 deferred fee due at the close of the Business Combination and the value of the 28,750 shares of MCAF Common Stock received.

(2)      The effective underwriting fee is calculated by dividing the IPO fee in dollars divided by the IPO proceeds in dollars remaining in the trust account at each redemption scenario.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, MCAF will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of the Company expecting to have a majority of the voting power of the Combined Entity, the Company’s senior management comprising all of the senior management of the Combined Entity, the relative size of the Company compared to MCAF, and the Company’s operations comprising the ongoing operations of the Combined Entity. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the Company issuing stock for the net assets of MCAF, accompanied by a recapitalization. The net assets of MCAF will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Company.

Comparison of Rights of Stockholders of MCAF and Shareholders of Pubco

If the Business Combination is successfully completed, holders of MCAF Common Stock will become holders of Pubco Class A Ordinary Shares and their rights as shareholders will be governed by Pubco’s constitutional documents. Please see “Description of Pubco’s Share Capital — Comparison of Rights of Pubco Shareholders and MCAF Stockholders” beginning on page 261 for more information.

Interest of Financial Advisors and Due Diligence Consultant in the Business Combination

CBC was retained by the Company to provide financial advisory services including analyzing the Company’s business, operations and financing plans, identifying and securing financing from financing sources and facilitating a potential public trading market listing. CBC is entitled to (1) a cash fee of 3% of the total capital committed in the Series D financing by investors introduced by CBC, if the Series D financing is successfully completed, (2) the issuance of Pubco Class A Ordinary Shares at $10 per share, the value of which shall equal to 1.5% of the pre-money equity value of the Company without taking into account of the Series D financing, if the Business Combination is successfully completed, and (3) a cash fee of 2% of the total capital committed in the PIPE Financing by investors introduced solely by CBC, if the PIPE Financing is successfully completed.

Revere was retained by the Company to provide M&A advisory services to the Company in connection with the Merger Agreement, to introduce investors to invest in the Company’s Series D Round financing and to serve as placement agent in connection with the Company’s PIPE Financing. Revere is entitled to (1) the issuance of Pubco Class A Ordinary Shares at $10 per share, the value of which shall equal to 0.5% of the aggregate value, being $1.25 billion as adjusted by certain items, if the Business Combination is successfully completed, (2) a cash fee of 3% of total capital committed in the Company’s Series D financing by investors introduced by Revere, if the Series D financing is successfully completed, (3) a cash fee of 4% of total capital committed in the PIPE Financing by investors introduced solely by Revere, if the PIPE Financing is successfully completed, (4) a cash fee of 2% of total capital committed in the PIPE Financing by investors introduced by Revere and CBC together, if the PIPE Financing is successfully completed, and (5) a cash fee of 4% of total capital committed in the PIPE Financing by investors introduced by an introducer that is neither Revere nor CBC, to be shared between Revere and such introducer, if the PIPE Financing is successfully completed.

BHTIC was retained by MCAF to act as its China-based consultant to conduct due diligence on the Company in China. If the Business Combination is successfully completed, BHTIC is entitled to receive 1% of the post-money post-PIPE equity value of CH-Auto Tech in shares of Pubco following the Business Combination.

In aggregate, CBC, Revere and BHTIC are entitled to the issuance of 3,750,000 Pubco Class A Ordinary Shares after the consummation of the Business Combination. The Company has agreed to cause a registration statement relating to the resale of the PubCo Class A Ordinary Shares granted to CBC, Revere and BHTIC to be declared effective by the SEC under the Securities Act within six months from the closing of the Business Combination.

Furthermore, in connection with the execution of the Merger Agreement, the Sponsor, Qiantu Motor USA Inc. (the “Transferee”), and NextG Tech Limited, an affiliate of CBC, entered into a stock purchase agreement, dated April 30, 2022 (the “Stock Purchase Agreement”), pursuant to which the Transferee purchased 200,000 shares of MCAF common stock from the Sponsor for a purchase price of US$3,000,000. The purchase prices were funded by convertible loans of US$3.0 million extended by CBC and its affiliate to the Company, and may be converted into 7,800,000 shares of the Company at the option of CBC and its affiliate.

On February 17, 2023, the Company, Pubco, Mr. Lu, CBC and NextG Tech Limited, entered into a Convertible Debt Agreement, pursuant to which NextG Tech Limited agrees to provide the Company with an interest-free loan in an aggregate amount of up to US$5.9 million in connection with the Business Combination. The convertible loan has a term of four month after the drawdown date, and may be converted into up to 16,000,000 shares of the Company at the option of CBC and its affiliate. CBC and its affiliate later extended to the Company a total amount of US$1.5 million and the parties to the Convertible Debt Agreement as of February 17, 2023 agreed to reduce the loan amount to US$1.5 million.

On June 2, 2023, CBC, Steady Axis Limited, NextG Tech Limited, Qiantu Motor USA Inc., Pubco and the Company entered into a share subscription agreement, pursuant to which the loan amount of US$4.5 million under the NextG Convertible Debts would be converted into a total of 11,867,797 shares of the Company Common Stock. And previously on April 28, 2023, CBC informed the Company of its intention to participate into the Reorganization.

Emerging Growth Company

Each of MCAF and Pubco is, and consequently, following the Business Combination, the Pubco will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the Pubco will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the Pubco’s securities less attractive as a result, there may be a less active trading market for the Pubco’s securities and the prices of the Pubco’s securities may be more volatile.

The Pubco will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which the Pubco has total annual gross revenue of at least $1.235 billion, or (c) in which the Pubco is deemed to be a large accelerated filer, which means the market value of the Pubco Class A Ordinary Shares that is held by non-affiliates equals or exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which the Pubco has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

Following the Business Combination, Pubco will be a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Pubco will be permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq Stock Market LLC (“Nasdaq”) applicable to U.S. domestic companies. For example, Pubco is not required to (1) have a majority of the board consisting of independent directors, (2) have an audit committee be composed of at least three members, or (3) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Pubco intends to rely on some of these exemptions, and as a result, Pubco’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, Pubco will also be subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Controlled Company

Mr. Qun Lu, Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun intend to enter into certain acting-in-concert agreement, pursuant to which each of Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun agrees to exercise its voting power as a shareholder of Pubco at the direction of Mr. Qun Lu, and as a result, immediately upon the completion of the Business Combination, Mr. Qun Lu will beneficially own 14,405,985 Pubco Class B Ordinary Shares, representing approximately 14.9% of the total issued and outstanding share capital and 73.9% of the aggregate voting power of Pubco, assuming the Minimum Redemption scenario and no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Therefore, Pubco is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Nasdaq Stock Market Listing Rules, and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors.

Regulatory Matters

The Business Combination is not subject to any governmental, federal or state regulatory requirement or approval, except for (a) the filings with the PRC government necessary for the consummation of the Reorganization, and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware necessary to effectuate the Merger.

PRC Approvals

Substantially all of the Company’s revenue is derived from the operations of its PRC Subsidiaries in mainland China. The Company and its PRC Subsidiaries are subject to PRC laws relating to, among others, restrictions over foreign investments and data security. Based on the opinion of the Company’s PRC counsel, according to its interpretation of the currently in-effect PRC laws and regulations, the Company believes that the issuance of Pubco’s securities to foreign investors in connection with the Business Combination, or in the future, does not require permission or approval from any PRC governmental authority. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions, there is no assurance that such approval or permission will not be required under existing PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future.

Below is a summary of potential PRC laws and regulations that, in the opinion of the Company’s PRC counsel, according to its interpretation of the currently in-effect PRC laws and regulations, could be interpreted by the in-charge PRC government authorities, namely, the CSRC, the CAC and their enforcement agencies, to require the Company to obtain permission or approval in order to issue securities to foreign investors in connection with the Business Combination or offer securities to foreign investors. The Company does not believe that any permission or approval is required under the PRC laws or regulations to offer securities to non-PRC investors. However, there is no assurance that such approval or permission will not be required under the PRC laws, regulations or policies if the relevant governmental authorities take a contrary position, nor can the Company predict whether or how long it will take to obtain such approval if so required.

CSRC Approval

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors adopted by six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce (the “SAMR”), the CSRC, and the SAFE in 2006 and amended in 2009, as well as some other regulations and rules concerning mergers and acquisitions (collectively, the “M&A Rules”) include provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published its approval procedures for overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, the Company believes, based on the advice of its PRC legal counsel, that the CSRC approval is not required in the context of the Business Combination because (1) the M&A Rules provide that the acquisition of the equity held by the shareholders of a “domestic company” (i.e., a non-foreign investment company) or the subscription for the new shares issued by a “domestic company” by the shareholders of an offshore special purpose vehicle with the equity of such offshore special purpose vehicle, or by the offshore special purpose vehicle with its new shares for the purpose of the overseas listing of such offshore special purpose vehicle, shall be subject to the approval of the CSRC; while the Company currently is a foreign-invested enterprise rather than a “domestic company” as defined under the M&A Rules, and (2) the CSRC currently has not issued any definitive rule or interpretation concerning whether a transaction of the kind contemplated herein is subject to the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and the opinions of the Company’s PRC legal counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as the Company’s PRC legal counsel.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. The Trial Measures reforms the previous non-regulatory regime for indirect overseas offering and listing of PRC domestic companies’ securities and regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities through a filing-based regulatory regime. Based on the opinion of the Company’s PRC counsel and its interpretation of the Trial Measures and other currently effective PRC laws and regulations, the Company is required to comply with the filing procedures with the CSRC in connection with the Business Combination for purposes of listing of PubCo’s securities on Nasdaq. In accordance with the requirements under the Trial Measures, the Company has been in the process of preparing filing materials with the CSRC as of the date of this proxy statement/prospectus. However, since the Company and several of its PRC subsidiaries have been listed as “dishonest person subject to enforcement,” the Company shall first manage to remove such black-listings before submitting the filing materials with the CSRC. The black-listings can be removed by reaching the settlement agreements with the suppliers and other related creditors who applied for the black-listings of the Company and several of its PRC subsidiaries, and completing the performance of such settlement agreements, such as converting certain debt obligations into equity and/or repaying the rest debt obligations owed to the suppliers and other related creditors, or by requesting the suppliers and other related creditors to apply in writing for removing such black-listings and being approved by the related courts. The Company is working towards removing all the black-listings but it cannot assure that this can be completed in the near term. For repaying liabilities owed to the suppliers, see “Risks Relating to the Company — Risks Relating to our Financial Position and Need for Additional Capital — Our business plans require a significant amount of capital. Any delay or failure in accomplishing our financing plan will materially and adversely affect our business, financial condition and results of operations. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.” For repaying liabilities owed to other creditors, see “Liquidity and Capital Resources — With respect to the Company’s debt obligation, including its loans, debt, accounts payable, liabilities in default, and liabilities arising from lawsuits or judgement, the Company plans to continue to negotiate with its creditors for extensions, instalment repayment arrangement and other debt repayment method, such as debt-to-equity conversion, and the Company plans to allocate 20% of its income generated from operations after receiving proceeds from the public offerings and private financings conducted after the consummation of the Business Combination to repay its liabilities.” In addition, even after the initial submission of the filing materials, the Company’s filing materials might be incomplete or not meet the requirements of the CSRC, and the CSRC may have follow-up questions, and the Company might be required by the CSRC to provide supplementary materials. Furthermore, the completion of the CSRC filing procedures is legally required under the PRC laws, and is a closing condition to the Business Combination pursuant to the Merger Agreement. Failure to comply with the CSRC filing procedure pursuant to the Trial Measures, or concealment or falsification of any material fact in the filing documents could result in administrative penalties such as order to rectify, warnings, and fines ranging from RMB1,000,000 to RMB10,000,000 against the company. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. And the company’s controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be imposed a fine of between RMB1,000,000 and RMB10,000,000. As of the date of this proxy statement/prospectus, the Company has not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this Business Combination. For a more detailed analysis, see “Risk Factors — Risks Relating to the Company — Risks Relating to Doing Business in China  — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with the issuance of our securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cybersecurity Review

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law raises the protection requirements for processing personal information, including the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and PRC courts in practice. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this proxy statement/prospectus, no detailed rules or implementation rules have been issued by any authority with respect to the Cybersecurity Review Measures.

On February 10, 2022, following the first round of public comments which concluded on October 30, 2021, the MIIT published a new Data Security Management Measures in the Field of Industry and Information Technology (For Trial Implementation) (Draft for Comments) and accepted public comments until February 21, 2022, which requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. As of the date hereof, the draft measures have not been formally adopted.

On July 7, 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which will become effective on September 1, 2022. The Safety Assessment Measures for Data Outbound Transfer requires that the data processors who propose to provide important data and personal information which are subject to security assessment that are collected and generated in the operation within the territory of the PRC overseas be subject to security assessment. The Safety Assessment Measures for Data Outbound Transfer further stipulates the process and requirements for the security assessment.

In November 2021, the CAC released the Regulations on the Network Data Security of Internet Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (1) the listing abroad of data processors that process the personal information of more than one million users and (2) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this proxy statement/prospectus as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of a given year to the municipal cybersecurity department by the end of January in the following year. As of the date of this proxy statement/prospectus, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Based on the opinion of the Company’s PRC counsel, according to its interpretation of the currently in-effect PRC laws and regulations, the Company believes that neither it nor any of its PRC subsidiaries is subject to cybersecurity review, reporting or other permission requirements by CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of its securities or the business operations of its PRC subsidiaries, because neither the Company nor any of its PRC subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that the Company or any of its PRC subsidiaries will not be deemed to be subject to PRC cybersecurity review or that the Company or any of its PRC subsidiaries will be able to pass such review. In addition, the Company and its PRC subsidiaries could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against the Company or its PRC subsidiaries, which may have a material adverse effect on their business, financial condition or results of operations. For a more detailed analysis, see “Risk Factors — Risks Relating to the Company — Risks Relating to Doing Business in China  — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with the issuance of our securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing,” and — “Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.”

Business Permits

In order to operate the Company’s business activities in mainland China, each of the Company’s PRC subsidiaries is required to obtain a business license from the State Administration for Market Regulation (the “SAMR”) or its local branches. Each of the Company’s PRC subsidiaries has obtained a valid business license from the SAMR or its local branches, and no application for any such license has been denied. Further, to operate the Company’s business activities in mainland China, its relevant PRC subsidiaries are also required to obtain other permits from the PRC government, including but not limited to: (1) to engage in import or export activities, the Company’s relevant PRC subsidiaries are required to obtain certificates and other qualifications for customs, inspection and quarantine declarations; and (2) to manufacture new energy passenger vehicles in mainland China, the Company’s relevant PRC subsidiaries are also required to complete the filings with the competent local counterpart of the NDRC, and thereafter obtain the entry approvals from the MIIT, for itself and the new energy passenger vehicles to be manufactured by them. The Company’s PRC subsidiaries have obtained the foregoing permits and approvals and complete the foregoing filings applicable to them and no application for such permits or approvals has been denied.

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 57. Such risks include, but are not limited to:

Risks related to the Company’s financial position and need for additional capital, business operations, technology and intellectual property and data privacy and industry, including but not limited to that:

•        The Company has incurred significant losses and negative cash flows from operating activities, both of which may continue in the future.

•        The Company’s financial statements have been prepared on a going concern basis and the financial status of the Company creates a doubt whether it will continue as a going concern.

•        The Company’s business plans require a significant amount of capital. In addition, its future capital needs may require it to issue additional equity or debt securities that may dilute its shareholders or introduce covenants that may restrict the Company’s operations or its ability to pay dividends.

•        The Company’s ability to develop, manufacture, and deliver EVs of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.

•        The Company has a limited history in offering EVs and faces significant challenges as a new entrant into its industry.

•        The Company may not be able to effectively manage its growth, which could negatively impact its brand and financial performance.

•        The COVID-19 outbreak has adversely affected the Company’s results of operations.

•        Any delays in the manufacturing and release of volume production of vehicles in the Company’s pipeline could have a material adverse effect on its business.

•        The Company’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties.

•        The Company’s patents may expire and may not be extended, and its currently pending or future patent applications may not be granted.

•        The EV industry in China is highly competitive, and the Company may not be successful in competing in this industry.

Risks relating to the Company’s business in China, including but not limited to that:

•        The PRC government exerts substantial influence over the manner in which we must conduct our business activities. If the PRC government significantly regulates our business operations in the future and we are not able to substantially comply with such regulations, our business operations may be materially adversely affected and the value of our securities after the completion of the Business Combination may significantly decrease.

•        The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•        The development evolvement of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China and the uncertainties associated therewith could adversely affect the Pubco’s business operation and future prospects of Pubco and its subsidiaries.

•        The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with the issuance of the Company’s or Pubco’s securities overseas.

•        Adverse changes in China’s or global economic and political policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect the Company’s business.

Risks relating to MCAF and the Business Combination including but not limited to that:

•        Pubco and the Company may fail to complete the Reorganization prior to January 2, 2024 or at all, and consequently we may not be able to consummate the Business Combination and the Pubco may be unable to list its securities on Nasdaq.

•        MCAF has no operating history and is subject to mandatory liquidation if an initial business combination is not completed by January 2, 2024 unless stockholders approve an extension.

•        MCAF does not have a specified maximum redemption threshold in its Charter.

•        The Sponsor has agreed to vote in favor of the Business Combination, regardless of how the public stockholders vote.

•        If MCAF’s due diligence investigation of the Company was inadequate, stockholders of MCAF following the Business Combination could lose some or all of their investment.

•        MCAF is requiring its stockholders who wish to exercise redemption rights to comply with certain procedures that may make it more difficult for them to exercise redemption rights.

•        MCAF will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its stockholders.

•        MCAF’s Sponsor, officers and directors have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

•        A market for Pubco’s securities may not develop after the Business Combination which would adversely affect the liquidity and price of its securities.

•        There can be no assurance that Pubco will be able to be approved for listing on Nasdaq.

•        The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of the Combined Entity’s securities.

•        The requirements of being a public company may strain Pubco’s resources, divert Pubco management’s attention and affect Pubco’s ability to attract and retain qualified board members.

Pubco is not and will not be a Chinese operating company but will be, upon consummation of the Business Combination and completion of the Reorganization, a Cayman Islands holding company with operations conducted by its subsidiaries in China. The securities registered herein are securities of Pubco, which is a Cayman Islands holding company, not those of the Company and other operating subsidiaries of Pubco in China after the completion of the Business Combination and the Reorganization. Therefore, investors in Pubco are not purchasing equity securities of its operating subsidiaries in China, but are purchasing equity securities of a Cayman Islands holding company. This holding company structure involves unique risks to investors. For example, PRC regulatory authorities could disallow this operating structure and limit or hinder Pubco’s ability to conduct its business through, receive dividends from or transfer funds to the operating companies or list on a U.S. or other foreign exchange, which could cause the value of Pubco’s securities to significantly decline or become worthless.

Pubco, the Company and its PRC Subsidiaries face various legal and operational risks and uncertainties associated with being based in and having significant operations in China. These risks arise from, among other things, PRC governmental authorities’ significant influence on the business and financing activities of its PRC Subsidiaries, the complex and evolving PRC legal system, frequent changes in laws, regulations and government policies, changes regarding the interpretation and enforcement of laws and regulations, difficulties or delays in obtaining regulatory approvals for listing on a foreign stock exchange or conducting certain business activities and increasing oversight on cybersecurity and data privacy and potential anti-monopoly actions related to the PRC government’s recently issued statements and instituted regulatory actions. Specifically, the PRC legal system is based in part on government policies and internal rules. The interpretations of such laws and regulations may change, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections. Therefore, uncertainties with respect to the PRC legal system could have a material adverse impact on the Company and its PRC Subsidiaries. In addition, The PRC government may intervene, or exert substantial influence over the manner of our operations at any time, and the rules and regulations to which the Company and its PRC Subsidiaries are subject, including the ways they are enforced, may change rapidly and with little advance notice. The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, and adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations relating to data security. The PRC government may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on the Company’s part to ensure the compliance of the Company and its PRC Subsidiaries with such regulations or interpretations. These risks could result in a material change in the post-combination operations of the Company and its PRC Subsidiaries. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder Pubco’s ability to offer or continue to offer securities to investors and cause the value of such Pubco Class A Ordinary Shares to significantly decline or be worthless. For a detailed discussion of the risks associated with the Company’s holding company structure and operations in the PRC, see section headed “Risk Factors — Risks Relating to the Company — Risks Relating to Doing Business in China.”

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

The following tables present the selected consolidated financial data of the Company. The selected consolidated statement of operations and the selected consolidated statements of cash flows data for the years ended December 31, 2021 and 2022, and the selected consolidated balance sheet information as of December 31, 2021 and 2022 have been derived from the Company’s audited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus. The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company’s historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and the consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

	For the year ended December 31,
	2021	2022
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Net revenues	$6,482,385	$9,044,880
Cost of revenues	(4,790,169)	(14,412,447)
Gross profit/(loss)	1,692,216	(5,367,567)

Operating expenses:
Selling and marketing expenses	(5,195,686)	(4,762,351)
General and administrative expenses	(48,773,387)	(54,006,925)
Research and development expenses	(3,970,106)	(1,535,219)
Impairment loss on long-lived assets	—	(54,446,534)
Total operating expenses	(57,939,179)	(114,751,029)

Loss from operations	(56,246,963)	(120,118,596)

Other expenses:
Investment income	111,264	—
Interest expenses	(12,491,328)	(10,459,911)
Other income, net	1,056,506	455,953
Total other expenses	(11,323,558)	(10,003,958)

Loss before income tax expense	(67,570,521)	(130,122,554)
Income tax expense	—	—
Net loss	$(67,570,521)	$(130,122,554)

	As of December 31,
	2021	2022
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	$5,893,489	$2,247,583
Restricted cash	134,384	585,715
Total Assets	217,516,775	99,364,661
Total Liabilities	424,321,176	368,882,633
Working capital	(370,837,569)	(332,473,233)
Accumulated deficit	(559,001,713)	(686,637,550)
Total Shareholders’ Deficit	(206,804,401)	(269,517,972)
	For the year ended December 31,
	2021	2022
Selected Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	(20,074,023)	(7,267,235)
Net cash provided by/(used in) investing activities	918,187	(103,636)
Net cash provided by financing activities	23,690,663	5,072,294

SELECTED HISTORICAL FINANCIAL INFORMATION OF MCAF

The following tables present the selected financial data of MCAF. The summary financial data as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from March 2, 2021 (inception) to December 31, 2021, have been derived from MCAF’s audited financial statements, which are included elsewhere in this proxy statement/prospectus. MCAF’s financial data as of June 30, 2023 and for the six months ended June 30, 2022 and 2023 has not been audited but has been prepared on a basis consistent with MCAF’s audited financial statements and include, in its opinion, all adjustments, consisting only of normal recurring adjustments, that the management of MCAF considers necessary for the fair statement of the financial information set forth in those statements. MCAF’s historical results for any prior period are not necessarily indicative of results expected in any future period and the results for the six months ended June 30, 2023 or any other interim period are not necessarily indicative of results to be expected for the full year ending December 31, 2023 or any other period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MCAF” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

	December 31, 2021	December 31, 2022	June 30, 2023
	US$	US$	US$
			(Unaudited)
Selected Balance Sheet Data(1):
Cash	370,278	195,100	314,071
Cash and marketable securities held in the Trust Account	57,501,914	34,084,917	16,180,210
Total assets	57,919,533	34,285,850	16,530,114
Total liabilities	2,114,388	3,117,186	4,426,271
Common stock subject to possible redemption	57,500,000	34,066,622	16,150,622
Total Stockholders’ Deficit	(1,694,855)	(2,897,958)	(4,046,779)

____________

(1)      On December 15, 2022, MCAF’s stockholders approved the proposal to amend MCAF’s Amended and Restated Certificate of Incorporation to extend the time period MCAF has to consummate its Business Combination for three months, from January 2, 2023 to April 2, 2023, plus an option for MCAF to further extend such date to July 2, 2023 and to be further extended to the extent MCAF’s Amended and Restated Certificate of Incorporation is amended to extend the Business Combination Period. The Company deposited $581,000 into the Trust Account to extend the time period MCAF has to consummate its Business Combination for three months from January 2, 2023 to April 2, 2023. In connection with the stockholders’ vote, there were 2,432,520 shares tendered for redemption for an aggregate cash payment of $24.5 million. The Company deposited $343,936 into the Trust Account on March 29, 2023, to extend the time period MCAF has to consummate its Business Combination for three months from April 2, 2023 to July 2, 2023. On June 22,2023, MCAF’s stockholders approved the proposal to amend MCAF’s Amended and Restated Certificate of Incorporation to extend the time period MCAF has to consummate its Business Combination from July 2, 2023 to January 2, 2024. The Company deposited $250,000 into the Trust Account to extend the time period MCAF has to consummate its Business Combination to January 2, 2024. In connection with the stockholders’ vote, there were 1,810,489 shares tendered for redemption for an aggregate cash payment of $19.1 million.

	For the Period from March 2, 2021 (Inception) Through December 31, 2021	For the Year Ended December 31, 2022	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2023
	US$ (except for number of shares)	US$ (except for number of shares)	US$ (except for number of shares)	US$ (except for number of shares)
			(Unaudited)	(Unaudited)
Selected Statements of Operations and Comprehensive Loss Data:
Operating and formation costs	292,345	749,746	368,591	404,068
Loss from operations	(292,345)	(749,746)	(368,591)	(404,068)
Net income (loss)	(290,431)	(111,447)	(286,738)	219,145
Weighted average shares outstanding, common stock subject to possible redemption	3,432,566	5,623,376	5,750,000	3,227,456
Basic and diluted net (loss) income per share, common stock subject to redemption	0.79	0.03	(0.04)	0.17
Weighted average shares outstanding, common stock, non-redeemable	1,581,102	1,807,500	1,807,500	1,807,500
Basic and diluted net loss per share, common stock, non-redeemable	(1.90)	(0.16)	(0.04)	(0.19)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION AND COMPARATIVE PER SHARE DATA

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this this proxy statement/prospectus.

The following table sets forth selected historical comparative share information of MCAF, Pubco and the CH-AUTO TECH and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination under two scenarios of the Reorganization that representing stockholders of CH-AUTO TECH (including the Entrusting Stockholders) holding an aggregate of 71.2769% and 66.6667% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote, assuming Minimum Redemption, 50% Redemption and Maximum Redemption, respectively. CH-AUTO TECH, together with its PRC Subsidiaries will be the operating subsidiaries of Pubco after giving effect to the Business Combination.

The unaudited pro forma book value information as of December 31, 2022 reflects the Business Combination and related transactions as if they had occurred on December 31, 2022. The weighted average shares outstanding and net loss per share information for the year ended December 31, 2022 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2022.

The historical book value per share is computed by dividing total common stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma combined book value per share is computed by dividing total pro forma common stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma loss per share of the combined company is computed by dividing the pro forma net loss available to the Combined Entity’s shareholders by the pro forma weighted average number of shares outstanding over the period.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of MCAF, Pubco and CH-AUTO TECH and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of MCAF, Pubco and CH-AUTO TECH is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of MCAF, Pubco and CH-AUTO TECH would have been had the companies been combined at the end of the period presented.

The unaudited pro forma combined earnings per share information under the Reorganization result that representing stockholders of CH-AUTO TECH (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote, assuming Minimum Redemption, 50% Redemption and Maximum Redemption is as below:

As of and for year ended December 31, 2022	MCAF* (Historical)	PUBCO (Historical)	CH-AUTO TECH (Historical)	Minimum Redemptions	50% Redemptions	Maximum Redemptions
Outstanding shares as of December 31, 2022(2)(5)(6)	1,807,500	25	931,849,600	96,785,412	96,181,631	95,577,849
Book value per diluted share(1)	(1.60)	(325.80)	(0.28)	(2.23)	(2.31)	(2.39)
Weighted average shares outstanding, common stock subject to possible redemption(2)	5,623,376	—	—	—	—	—
Basic and diluted net income per share, common stock subject to redemption	$0.03	$—	$—	$—	$—	$—
Weighted average shares outstanding, common stock, non-redeemable(2)(5)(6)	1,807,500	25	900,651,792	96,785,412	96,181,631	95,577,849
Basic and diluted net loss per share, common stock, non-redeemable(3)	$(0.16)	$(325.80)	$(0.14)	$(1.24)	$(1.31)	$(1.36)
	For the year ended December 31, 2022
	Minimum redemption		50% of maximum redemption		Maximum redemption
Class A ordinary shares of Pubco:	Shares	Voting interests	Shares	Voting interests	Shares	Voting interests
Post-Combination Pubco shares issued to MCAF public shareholders(6)	1,506,991	1,506,991	903,210	903,210	299,428	299,428
Post-Combination Pubco shares issued to MCAF founders(4)	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500
Post-Combination Pubco shares issued to MCAF private placement shareholders	231,000	231,000	231,000	231,000	231,000	231,000
Post-Combination Pubco shares issued to MCAF representatives	188,750	188,750	188,750	188,750	188,750	188,750
Post-Combination Pubco shares issued to MCAF public shareholders (converted from MCAF Public Rights)	575,000	575,000	575,000	575,000	575,000	575,000
Post-Combination Pubco shares issued to MCAF and CH-AUTO TECH’s financial advisor upon the closing of De-SPAC transaction	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000
Post-Combination Pubco shares issued to CH-AUTO TECH non-founder shareholders and option holders(5)	58,913,241	58,913,241	58,913,241	58,913,241	58,913,241	58,913,241
Class B ordinary shares of Pubco:
Post-Combination Pubco shares issued to CH-AUTO TECH founder shareholders(5)	30,182,930	452,743,946	30,182,930	452,743,946	30,182,930	452,743,946
Total	96,805,412	519,366,428	96,201,631	518,762,647	95,597,849	518,158,865

The unaudited pro forma combined earnings per share information under the Reorganization result that representing stockholders of CH-AUTO TECH (including the Entrusting Stockholders) holding an aggregate of 66.6667% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote, assuming Minimum Redemption, 50% Redemption and Maximum Redemption is as below:

As of and for year ended December 31, 2022	MCAF* (Historical)	PUBCO (Historical)	CH-AUTO TECH (Historical)	Minimum Redemptions	50% Redemptions	Maximum Redemptions
Outstanding shares as of December 31, 2022(2)(5)(6)	1,807,500	25	931,849,600	91,022,616	90,418,835	89,815,053
Book value per diluted share(1)	(1.60)	(325.80)	(0.28)	(2.31)	(2.39)	(2.47)
Weighted average shares outstanding, common stock subject to possible redemption(2)	5,623,376	—	—	—	—	—
Basic and diluted net income per share, common stock subject to redemption	$0.03	$—	$—	$—	$—	$—
Weighted average shares outstanding, common stock, non-redeemable(2)(5)(6)	1,807,500	25	900,651,792	91,022,616	90,418,835	89,815,053
Basic and diluted net loss per share, common stock, non-redeemable(3)	$(0.16)	$(325.80)	$(0.14)	$(1.25)	$(1.32)	$(1.37)
	For the year ended December 31, 2022
	Minimum redemption		50% of maximum redemption		Maximum redemption
Class A ordinary shares of Pubco:	Shares	Voting interests	Shares	Voting interests	Shares	Voting interests
Post-Combination Pubco shares issued to MCAF public shareholders(6)	1,506,991	1,506,991	903,210	903,210	299,428	299,428
Post-Combination Pubco shares issued to MCAF founders(4)	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500
Post-Combination Pubco shares issued to MCAF private placement shareholders	231,000	231,000	231,000	231,000	231,000	231,000
Post-Combination Pubco shares issued to MCAF representatives	188,750	188,750	188,750	188,750	188,750	188,750
Post-Combination Pubco shares issued to MCAF public shareholders (converted from MCAF Public Rights)	575,000	575,000	575,000	575,000	575,000	575,000
Post-Combination Pubco shares issued to MCAF and CH-AUTO TECH’s financial advisor upon the closing of De-SPAC transaction	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000
Post-Combination Pubco shares issued to CH-AUTO TECH non-founder shareholders and option holders(5)	59,483,429	59,483,429	59,483,429	59,483,429	59,483,429	59,483,429
Class B ordinary shares of Pubco:
Post-Combination Pubco shares issued to CH-AUTO TECH founder shareholders(5)	23,849,946	357,749,190	23,849,946	357,749,190	23,849,946	357,749,190
Total	91,042,616	424,941,860	90,438,835	424,338,079	89,835,053	423,734,297

____________

(1)      Book value per share = total deficit/common shares outstanding on December 31, 2022 for MCAF, Pubco, CH-AUTO TECH and pro forma.

(2)      Historical book value per share and net loss per share are based on total outstanding shares of MCAF Common Stock and total outstanding shares of common stock for Pubco and the CH-AUTO TECH.

(3)      There were no cash dividends declared in the periods presented.

(4)      The number of Post-Combination Pubco shares issued to MCAF founders includes 20,000 shares converted from two promissory notes subsequently issued on August 26, 2022 and October 24, 2022, which is eliminated in the weighted average shares outstanding used in calculation of loss per share as the time weighting of these shares is 0.

(5)      Reflect as of the date of this proxy statement/prospectus, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for 89,096,171 Pubco Ordinary Shares in the unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination, assuming Minimum Redemption, 50% Redemption and Maximum Redemption, respectively. Pursuant to the Reorganization, issue 89,096,171 Pubco Ordinary Shares, consisting of (a) 58,913,241 Pubco Class A Ordinary Shares to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and (b) 30,182,930 Pubco Class B Ordinary Shares to be issued to the Founders, in accordance with the Equityholder Allocation Schedule, assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Each Pubco Class A Ordinary Share and Pubco Class B Ordinary Share shall have a deemed price per share of US$10.00. To appropriately reflect the range of possible results of the Business Combination, another reorganization scenario representing stockholders of CH-AUTO TECH (including the DSO Stockholders) holding an aggregate of 66.6667% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote, assuming Minimum Redemption, 50% Redemption and Maximum Redemption is also presented.

(6)      Reflected an actual redemption of 2,432,520 and 1,810,489 MCAF’s shares in the amount of $24.5 million and $19.1 million in connection with the special meetings of MCAF’s stockholders held on December 15, 2022 and June 22, 2023, respectively, in the unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination, assuming Minimum Redemption, 50% Redemption and Maximum Redemption, respectively.

RISK FACTORS

If the Business Combination is completed, the combined company will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the risks described below before voting your shares. Additional risks and uncertainties that are not presently known to CH-Auto Technology and MCAF or that they do not currently believe are important to an investor, if they materialize, also may adversely affect the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the combined company’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of our securities or, if the Business Combination is not consummated, shares of MCAF of MCAF Common Stock could decline in value, and you may lose part or all of the value of any Class A Ordinary Shares of Pubco or, if the Business Combination is not consummated, all or any part of the value of any shares of MCAF Common Stock that you hold.

Risks Relating to the Company

References in this subsection to “we,” “our,” “us” or “our Company,” unless the context otherwise requires, refer to CH-Auto Technology Corporation Ltd. and its PRC Subsidiaries before the Business Combination, and CH AUTO Inc., after the completion of Business Combination, unless otherwise specified.

Our business operations involve certain risks and uncertainties, many of which are beyond our control. These risks can be broadly categorized into (1) risks relating to our financial position and need for additional capital, (2) risks relating to our business operations, (3) risks relating to our intellectual properties and data privacy, (4) risks relating to the EV industry and the related regulations, (5) risks relating to doing business in China, and (6) risks relating to our corporate governance.

Risks Relating to our Financial Position and Need for Additional Capital

We have incurred significant losses and negative cash flows from operating activities, both of which may continue in the future.

The design, manufacture, sale and servicing of EVs is a capital-intensive business. Historically, we have been incurring losses from operations and had negative cash flows from operating activities. We incurred net losses of US$67.6 million and US$130.1 million for 2021 and 2022, respectively. Net cash used in operating activities was US$20.1 million and US$7.3 million for 2021 and 2022, respectively. We have made significant up-front investments in research and development, our manufacturing plant in Suzhou, Jiangsu, our sales and service network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies.

We may not generate sufficient revenues for a number of reasons, including insufficient demand for our vehicles and services, increased market competition, challenging macro-economic environment due to the COVID-19 pandemic, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact the business growth of us and adversely affect the financial condition and results of operations of us. In addition, we may need additional capital resources in the future if we experience changes in business condition or other unanticipated developments, or if we wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. As we have not generated net income or positive cash flows from operating activities, we may continue to rely on equity or debt financing to meet our working capital and capital expenditure requirements. If we were unable to obtain such financing in a timely manner or on terms that are acceptable, or at all, we may fail to implement our business plans or experience disruptions in our operating activities, and our business, financial condition and results of operations would be materially and adversely affected.

Our financial statements have been prepared on a going concern basis and the financial status of us creates a doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. However, we have historically been incurring losses from our operations. We incurred a net loss of US$67.6 million and US$130.1 million in 2021 and 2022, respectively. In addition, the net cash used by us in operating activities was approximately US$20.1 million and US$7.3 million for 2021 and 2022, respectively, and these adverse conditions create doubt over our ability to continue as a going concern. As of December 31, 2021 and 2022, we had current liabilities of US$424.0 million and US$355.8 million, respectively, and non-current liabilities of US$0.3 million and US$13.1 million, respectively. We were involved in lawsuits relating to its loans and other liabilities, and as of December 31, 2021 and 2022, the balance of loans and borrowings associated with these lawsuits were US$56.5 million and US$49.7 million, respectively; and the balance of accounts payable associated with lawsuits filed by our vendors were US$65.5 million and US$73.1 million, respectively; and the balance of accrued expenses and other current liabilities associated with lawsuits filed by third parties were US$21.3 million and US$21.3 million, respectively; and the balance of payroll that were associated with lawsuits filed by our employees were US$17.9 million and US$13.3 million, respectively. In light of the foregoing circumstances, our independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the years ended December 31, 2021 and 2022, and we have concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that consolidated financial statements for the years ended December 31, 2021 and 2022 were issued. We have historically depended on financing from third-party investors to support our operations. Our future operations are dependent upon equity or debt financing and our ability to generate profits through operations at an indeterminate time in the future. We cannot assure you that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. Our financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern. We historically repaid a portion of our liabilities by assigning account receivables and issuing equity interests to our creditors. We do not expect to settle any of our debt obligations prior to the consummation of the Business Combination. After the consummation of the Business Combination, Pubco expects to receive approximately nil and US$33.0 million, respectively, from the Business Combination, which is estimated to be the amount then in the trust account under the maximum and minimum redemption scenarios. Pubco plans to use proceeds from the Business Combination to support its ongoing operations, and does not expect to settle the Company’s lawsuits and satisfy judgments or repay its liabilities with such proceeds from the Business Combination. Further, after the consummation of the Business Combination and Pubco’s securities become publicly traded, Pubco intends to raise capital through public offering and private placement of its securities, and the proceeds from such follow-on offering will be used to fund the operations of the Company and settle the Company’s lawsuits and satisfy judgments, and the Company intends to repay its debt obligations with income generated from future operations. We cannot assure you that our repayment plans will be executed as planned.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out our service network. We intend to fund the operations of the Company, mainly the volume manufacturing and delivery of K50 and K20, through raising US$55 million to US$205 million proceeds from public offering or private placement of its securities. Capital investment required of resuming K50 volume manufacturing is less than that required of commencing K20 volume manufacturing, as the Company already possesses the molds and equipment needed for K50 volume manufacturing and only needs to resume K50 volume manufacturing by repaying its liabilities owed to suppliers and hiring more workers working on manufacturing lines, while the Company still needs to procure necessary facilities required of K20 manufacturing. Moreover, as K50 is a luxury all-electric super sports car, for each K50 order the Company receives, the Company typically collects deposit equal to 50% of the total vehicle sales price, which provides further financial support to commence the manufacturing of such order. The Company plans to, on the other hand, only collect RMB5000 or around US$750 for each K20 pre-order, which is immaterial compared to the expenditures involved in K20 manufacturing. Consequently, the Company expects to first resume its normal operations by resuming the volume delivery of K50 within three to six months after receiving an estimated proceed of US$55 million (or less if the Company receives the equivalent capital through K50’s order deposits). After the Company resumes the K50 volume manufacturing, and based on our rough estimate, we need to raise at least another US$100 million in order to launch our K20 product lines. However, if the Company is able to raise more than US$55 million but less than US$155 million in total, we can start the procurement of materials and equipment for our K20 product lines (which takes about two months to complete) and if we have more capital, we can start to build the vehicle body assembly and welding production lines for K20 (which takes about six months to complete the construction) and conduct the internal testing (which takes about another two months) before K20 production lines can be officially put into use. We expect to commence the volume delivery and fulfill the non-binding pre-sale orders for K20 within six months after the official launch of K20 product lines. Although the deposit of K20 is nominal, the volume delivery of K20 does not require further financing through public offering or private placement of our securities, instead, we plan to manufacture our K20 orders through the supply chain financing. Therefore, as long as the K20 production lines can officially launch, the Company will be able to deliver K20 in volume and fulfill any order we receive provided that the orders we receive do not exceed our annual production capacity. After the Company starts to deliver K20 in volume, and if the Company will be able to raise another US$50 million through financing activities, the Company expects to release its next EV model, K25, in six months after receiving such financing.

The Company currently continues its efforts to raise capital for its business on reasonable terms through additional equity offerings or debt financing or additional bank facilities. However, there can be no assurance that the Company or Pubco can obtain the capital resources to fund its operation, in particular the delivery of K20 and other future models, as anticipated or at all. In addition, following the Business Combination, Pubco’s ability to raise capital is subject to a variety of risks and uncertainty. Consequently, any delay or failure in accomplishing the financing plan will significantly delay resuming the volume manufacturing and delivery of K50, delay or even discontinue the roll-out plan of K20, and further materially and adversely affect Pubco’s business, financial condition and results of operations.

Furthermore, as we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect our capital expenditures to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by customers’ demand for our products and services. The fact that we have a limited history in offering EVs means we have limited historical data on the demand for our products and services, in particular our EVs. Specifically, we expect our capital expenditure requirement for the three years from 2023 to 2025 to be US$150 million, which we currently plan to fund with our operating income generated from our vehicle sales. However, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. If we are unable to generate sufficient operating income to satisfy our capital expenditure requirement, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

We plan to seek equity or debt financing to finance a portion of our capital expenditures in the event that our operating income is insufficient to satisfy the Company’s capital expenditure requirement. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Our substantial amount of currently outstanding indebtedness may also affect our ability to obtain financing in a timely manner and on reasonable terms. Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have historically relied on debt financing to support our operations and working capital.

As of December 31, 2021 and 2022, we had a total of US$153.8 million and US$94.6 million, respectively, in short-term or long-term borrowings from commercial banks and other third parties. These borrowings have a term of one to ten years and weighted average interest rates of 7.31% and 8.49% per annum as of December 31, 2021 and 2022, respectively. As of December 31, 2022, an aggregate amount of US$20.4 million was under default. As of December 31, 2021 and 2022, we had current liabilities of US$424.0 million and US$355.8 million, respectively, and non-current liabilities of US$0.3 million and US$13.1 million, respectively. We were involved in lawsuits relating to its loans and other liabilities, and as of December 31, 2021 and 2022, the balance of loans and borrowings associated with these lawsuits were US$56.5 million and US$49.7 million, respectively; and the balance of accounts payable associated with lawsuits filed by our vendors were US$65.5 million and US$73.1 million, respectively; and the balance of accrued expenses and other current liabilities associated with lawsuits filed by third parties were US$21.3 million and US$21.3 million, respectively; and the balance of payroll that were associated with lawsuits filed by our employees were US$17.9 million and US$13.3 million, respectively. We have not been exposed to material risks due to changes in interest rates, as our interest-bearing loans carry fixed interest rates. However, we may be subject to risks from rising interest rates if and when we refinance our loans. In connection with our long-term and short-term borrowings, we and certain of our shareholders pledged to the lenders the equity interests in us and our PRC Subsidiaries, as the case may be, and such equity pledges restricted our or our shareholders’ ability to transfer or pledge the relevant equity interests to other third parties and receive dividends. Such equity pledges currently do not, however, restrict our or our shareholders’ ability to vote to approve the Business Combination or issue additional securities, because unless the equity pledges are realized, the existing equity pledges will not restrict our or our shareholders’ rights (including the voting rights) except for the ability to dispose of (including transferring or pledging) the relevant equity interests to other third parties. The equity pledges have not materially affected our normal business operations. In addition, we pledged our interests in equipment, land and fixtures of our Suzhou Plant in connection with certain of our liabilities. We defaulted under certain loan agreement, for which some of our manufacturing equipment were pledged in connection with the transaction, and as of the date of this proxy statement/prospectus, our manufacturing activities and business operations have not been adversely affected by such default. Except as disclosed above, we currently are not and do not expect to default on such liabilities. In light of the foregoing circumstances, our independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the years ended December 31, 2021 and 2022, and we have concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that the consolidated financial statements for the years ended December 31, 2021 and 2022 were issued. We cannot assure you that we will not be required to make early repayment either by triggering the acceleration clauses under these loan agreements or for reasons other than contractual obligations upon their request. We also cannot assure you that we will continue to secure new debt financing or extend the maturity dates of current borrowings from our lenders upon their maturity. We cannot assure you that we will be able to find other lenders in time on commercially reasonable terms, or at all. If we fail to repay our liabilities or to satisfy court ordered payments, the creditors may apply to the competent court for an enforcement order against us. After receipt of such application for the enforcement of such liabilities and court ordered payments, the applicable court will inspect our assets and may attach, seize, freeze or auction our assets in order to enforce the liabilities and court ordered payments. In addition, we may be listed as a “dishonest person subject to enforcement” if we fail to repay our liabilities or to satisfy court ordered payments as required by the enforcement order, which may subject us to the punishment imposed by relevant PRC authorities, including but not limited to the restrictions on government procurement, tendering and bidding, government support, financing and extending of credit, market admission, awarding of qualifications, and etc. If any of these were to happen, our working capital and cash flow may be significantly stretched, which may have a material and adverse effect on our financial condition. If our assets are auctioned off to enforce court rulings with respect to the relevant pledges, our manufacturing activities and other operations may be materially disrupted, which may materially and adversely affect our business, results of operations and financial performance.

We depend on revenue generated from only one model and in the foreseeable future will be significantly dependent on a limited number of models.

Our business depends substantially on the sales and success of K50, which is currently our only mass-produced vehicle in the market. We have begun to receive non-binding pre-sale orders for our next model K20, a small-size, two-seater hatchback specially designed for urban middle-class consumers. We also expect to release our K25 model, subject to successful future financings. Historically, automobile customers have come to expect a variety of vehicle models offered in a manufacturer’s product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we expect to release another two new vehicle models in addition to the upcoming K25 catering to different consumer groups in the next three years to enrich our product portfolio. To the extent our product variety and cycles do not meet consumer expectations, or our vehicles cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that our business will depend on a limited number of models for the foreseeable future, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing and manufacturing our vehicle models, purchasing property and equipment, constructing our manufacturing plant, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material procurement costs, and selling and distribution expenses as we build our brand and market our vehicles. In particular, the COVID-19 pandemic, rising inflation and geopolitical tensions, including the recent war in Ukraine, have had, and could continue to have, an adverse impact on the global supply chain, including the availability and costs of certain raw materials, such as aluminum and steel. For instance, the resurgence of COVID-19 pandemic in various regions of China since early 2022, such as that in Shanghai since March 2022, had caused a shortage in raw materials and components and suspension of K50 manufacturing and had adversely impacted our business, results of operations and financial condition. Substantial increases in the prices for the raw materials, such as aluminum and steel, and vehicle components would increase our cost of revenue and our operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. As of the date of this proxy statement/prospectus, our operations have not been materially affected by inflationary pressures and the global supply chain disruption; however, our businesses have suffered from certain negative effects caused by the COVID-19 pandemic. See “— Risks Relating to Our Business Operations — The COVID-19 outbreak has adversely affected our results of operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company — Specific Factors Affecting Our Results of Operations — Impact of COVID-19 pandemic.” In addition, we may lose control over the increase of costs in connection with our services including after-sales services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability and growth prospects would be materially and adversely affected.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since October 2020, there has been a global shortage in the supply of semiconductors for automotive production resulting from the COVID-19 pandemic, increased demand for consumer electronics, and disruption in semiconductor production due to labor shortage and severe weather. We may be adversely impacted by this global semiconductor shortage and price increases. There is no assurance that we will be able to obtain sufficient quantities of semiconductors and components containing semiconductors for our operations at a reasonable cost, or at all. In addition, similar to other components, many of the processor chips and components used in our vehicles are currently purchased by us from single-source suppliers, although we retain the flexibility to obtain processor chips and components from multiple sources of suppliers. If suppliers of semiconductor chips and components are unable to meet our needs on acceptable terms, or at all, we may be required to switch to alternative suppliers, which could be time-consuming and costly. Accordingly, our production and delivery could be materially disrupted, which could have a material adverse effect on our business, results of operations and financial condition.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our vehicles. Demand for new cars typically declines over the winter season and during the Chinese New Year holiday. Our limited history in offering EVs makes it difficult for us to judge the exact nature or extent of the seasonality of our business. We may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenue at similar levels in subsequent periods. Also, any health pandemic or epidemics such as the COVID-19 outbreak and natural disasters such as unusually severe weather conditions in some markets may affect demand for, and our ability to manufacture and deliver, our vehicles. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop new models, develop new technological capabilities, ramp up our manufacturing facilities, expand our physical sales and service network, and expand our general and administrative functions to support our growing operations. We may incur substantial research and development and/or selling expenses when we develop and/or promote a new product in a given period without generating any revenue from such product until we start delivery of such products to customers in future periods. As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons may not be indicative of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of the securities of Pubco could fall substantially either suddenly or over time.

We make prepayments to certain suppliers to secure their production capacity, which may stretch our cash flow and have a material and adverse effect on our financial condition.

Certain suppliers, some of whom have been our single source suppliers for critical components, have experienced strained manufacturing capacity due to various causes such as high demand of their products and shortage in raw materials. Therefore, we make prepayments to these suppliers in order to secure their production capacity in advance for critical components such as battery modules and chips. As we continue to ramp up manufacturing and take in more orders, we may have to significantly increase the amount of prepayments to secure sufficient battery modules to manufacture the battery packs on our vehicles, and therefore stretch our working capital and cash flow, which may have a material and adverse effect on our financial condition and results of operations.

Risks Relating to Our Business Operations

Our ability to develop, manufacture, and deliver EVs of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.

Our future business depends in large part on our ability to execute on the plans to develop, manufacture, market and sell our EVs. We plan to steadily increase the manufacturing and delivery volume of our vehicles. However, due to the suspension of our production in 2020 and 2021, we cannot assure you that we will be able to step up our manufacturing capabilities to potentially match future increasing demand from customers. Our continued development, manufacturing and delivery of our vehicles are and will be subject to risks, including with respect to:

•        our ability to secure necessary funding;

•        the equipment we use being able to accurately manufacture the vehicle within specified design tolerances;

•        compliance with environmental, workplace safety and similar regulations;

•        our ability to secure necessary components on acceptable terms and in a timely manner;

•        delays in delivery of final component designs to our suppliers or delays in the development and delivery of our core technologies and new vehicle models;

•        our ability to attract, recruit, hire and train skilled employees;

•        quality controls;

•        delays or disruptions in our supply chain;

•        our ability to maintain solid partnerships with strategic partners and other suppliers;

•        market acceptance of EV technologies;

•        marketability of our EV vehicle models; and

•        other delays, backlog in manufacturing and research and development of new models, and cost overruns.

Historically, customers have expected EV makers to periodically introduce new and improved vehicle models. We plan to introduce new and/or enhanced vehicle models to meet market demand. However, we have limited experience designing, testing, manufacturing, marketing and selling EVs, and therefore cannot assure you that we will be able to meet customer expectations.

We have a limited history in offering EVs and face significant challenges as a new entrant into our industry.

Although we can trace back our experiences in the automobile industry to 2003 when our core management started the automotive design service through Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd, we have a limited history in designing and manufacturing EVs. We began to develop our first vehicle model in 2015. We also temporarily halted our production in 2020 and 2021 due to the impact of shortage of funds and the COVID-19 pandemic. As a result, we have a limited history in offering EVs, including designing, testing, manufacturing, marketing and selling our vehicles, as well as offering our services. We commenced delivery of our first vehicle model K50, a luxury all-electric super sports car, in September 2018, and we have begun to receive non-binding pre-sale orders for our second model K20, in June 2022. There is no historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects considering the risks and challenges we face as a new entrant into the EV industry, including, among other things, with respect to our ability to:

•        design and produce safe, reliable and quality vehicles on an ongoing basis;

•        navigate a complex and evolving regulatory environment;

•        build a well-recognized and respected brand;

•        break into overseas markets;

•        expand our customer base;

•        properly price our products and services;

•        advance our technological capabilities in key areas, such as battery systems and powertrain, vehicle body construction, in-car interactive systems and autonomous driving;

•        improve operating efficiency and economies of scale;

•        operate our manufacturing plant in a safe and cost-efficient manner;

•        attract, retain and motivate our employees; and

•        anticipate and adapt to changing market conditions, including changes in consumer preferences and competitive landscape.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. We are in the process of ramping up manufacturing volume, and we have limited experience, in high volume manufacturing of our vehicles. We cannot assure you that we will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market the K20, K25, K50 and future vehicles.

Furthermore, our vehicles are highly technical products that require ongoing maintenance and support. As a result, consumers will be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

We may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

We have experienced significant growth in the past years. We plan to further grow our business by, among other things, investing in technology, expanding our product and service offerings, strengthening our brand recognition, expanding our sales and marketing network, and building up our global presence. Our future results of operations will depend to a large extent on our ability to manage our expansion and growth successfully.

Risks that we face in undertaking this expansion include, among others:

•        managing a larger organization with a greater number of employees in different divisions;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing or expanding design, manufacturing, sales and service facilities;

•        implementing and enhancing administrative infrastructure, systems and processes;

•        increasing our market visibility in China and breaking into overseas markets; and

•        executing our strategies and business initiatives successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, results of operations and financial condition.

Our business and prospects depend significantly on our ability to build our Qiantu brand. We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity regarding our company, products or services.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Qiantu brand. If we do not continue to develop, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Qiantu brand will depend heavily on the success of our sales and marketing efforts. For example, we seek to enhance our brand recognition by collaborating with sales partners primarily in tier-one and tier-two cities. We also advertise our vehicles through various online channels, including several social media platforms and e-commerce platforms. While we seek to optimize resource allocation through careful selection of online sales and marketing channels, such efforts may not achieve desired results. To promote our brand, we may be required to change our branding practices, which could result in substantially increased expenses, including the need to utilize traditional media and offline advertising. If we do not develop and maintain a strong brand, our business, prospects, financial condition and results of operations will be materially and adversely impacted.

If incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media in China, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. In addition, from time to time, our vehicles are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our vehicles.

The COVID-19 outbreak has adversely affected our results of operations.

Since the beginning of 2020, the COVID-19 pandemic has resulted in the temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and the world. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and treating individuals in China who had contracted COVID-19, and recommending residents remain at home and avoid gathering in public. Although COVID-19 has been largely controlled in China as of the date of this proxy statement/prospectus, there have been occasional outbreaks in several cities. The outbreak and spread of COVID-19 have significantly disrupted the marketing and sales activities of our K50. In addition, our suppliers of certain parts and raw materials such as chips, especially those located in countries where the pandemic has not been successfully contained, have experienced manufacturing bottlenecks due to a shortage of labor. Although we had closely monitored our customer accounts and had not experienced significant bad debt of accounts receivable as of December 31, 2022, all of these events have materially and adversely affected our business, financial condition and results of operations. In addition, our operations have experienced and may continue to experience disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in the halt of vehicle production, and in turn fewer vehicles delivered, which have materially and adversely affected our business, financial condition, results of operations and cash flow. For example, in 2021 and 2022, we defaulted on payments to our suppliers, terminated employment with many employees, and postponed the payment of salary on several occasions. As a result, we were subject to a number of legal disputes in relation to breach of contracts and wage arrears. In addition, we experienced temporary disruption to business operations where many employees were infected with COVID-19 in December 2022. Furthermore, to the extent the COVID-19 pandemic adversely affects our business and financial condition, it has and may continue to have the effect of heightening many of the other risks, such as those, relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

As a result of COVID-19, normal economic life worldwide was significantly curtailed, and disruptions to normal operation of businesses occurred in various areas, including the manufacturing and sales of vehicles in China. In addition, the global pandemic adversely affected the supply chains, including the supply and delivery of raw material and manufacturing parts, as well as the transportation of vehicles, which in turn have materially and adversely affected our business and results of operations. In addition, the quarantine measures imposed in Shanghai in March 2022 had caused a shortage in raw materials and components and suspension of K50 manufacturing and had adversely impacted our business, results of operations and financial condition. Even if the worldwide economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. We cannot assure you that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

Our annual vehicle production volume in 2020 and 2021 was less than the minimum vehicle production volume prescribed by relevant PRC laws and regulations, and as a result, we may be deemed as being unable to maintain normal business operations, which may materially and adversely affect our business, results of operations and financial performance.

We experienced vehicle production suspension and manufactured a limited number of vehicles in 2020 and 2021. We manufactured 17 and 14 vehicles in 2020 and 2021, respectively, which was less than the minimum annual production volume for passenger vehicle manufacturers prescribed under the Administrative Rules on the Admission of Motor Vehicle Manufacturers and Products (the “Admission Rules”). According to the Admission Rules, if a motor vehicle manufacturer is unable to maintain normal operations, i.e., having an annual production volume for passenger vehicles of less than 2,000 units for two consecutive years, such enterprise may be identified by the MIIT as an “MIIT-Identified Manufacturer.” An MIIT-Identified Manufacturer is prohibited from making alterations to its market entry qualification as a motor vehicle manufacturer or to its products that have obtained market entry approval until the termination of its MIIT-identified status, which would require a determination from the MIIT that the motor vehicle manufacturer satisfies the Admission Review Standards for New Energy Vehicle Manufacturers (the “Admission Review Standards”). In 2021, the Equipment Industry Development Center of the MIIT (the “Center”) conducted on-site inspection of our manufacturing facilities and concluded that we had been unable to produce at least 2,000 passenger vehicles in both years of 2020 and 2021. On March 30, 2022, Jiangsu Provincial Department of Industry and Information Technology proposed the postpone of public identification of us by the MIIT to the Center, considering that we had continuously engaged in vehicle design and development activities, settled arrears with suppliers and employees and attempted to resume production, despite the negative impact of the COVID-19 pandemic.

According to Administrative Provisions on the Access for New-Energy Vehicle Manufacturers and Products, the NEV manufacturers shall comply with the Admission Review Standards, conformity of production and other relevant provisions on an ongoing basis to ensure a normal operation of the safety assurance system for NEV products. The MIIT shall supervise and inspect NEV manufacturers in terms of an ongoing compliance with the Admission Review Standards, conformity of production and operation of monitoring platforms. If a NEV manufacturer fails to comply with the Admission Review Standards on an ongoing basis and has any risk in terms of public security, personal health or life and property safety, the MIIT shall order such manufacturer to cease production or its sales activities and make corrections immediately. On August 14, the Center issued a Notification Letter to inform us that we shall cease production or sales activities and make corrections immediately because we lack the required production capacity, and therefore, fails to comply with the Admission Review Standards. We have made an application for a reconsideration on such decision on August 18, 2023.

As of the date of this proxy statement/prospectus, we have not been identified by MIIT and we have not received any reply from the Center. However, we cannot assure you that we would not be identified by MIIT in the future, or our application of reconsideration will be approved. If we were identified by MIIT as an MIIT-Identified Manufacturer, we would be unable to make alterations to our market entry qualifications or to our product currently approved for market entry, which would render us unable to, among others, change the product parameters of K50 to be manufactured by us or apply for market entry for our K20, K25 or future vehicle models. If our application of reconsideration is not approved, we shall cease production or sales activities and make corrections immediately as required by the Center. Such restrictions may impair our ability to satisfy customers’ customization demands for K50 and to release, manufacture or sell our K20, K25 and future vehicle models, and consequently may materially and adversely affect our business, results of operations and financial performance.

We are subject to the Administrative Measures for the Entry of New Energy Vehicle Manufacturers and Products, and failure to satisfy standards and requirements specified therein may materially and adversely affect our business, results of operations and financial condition.

We are subject to the Administrative Measures for the Entry of New Energy Vehicle Manufacturers and Products, which requires that new energy vehicle manufacturers shall continuously satisfy the production consistency requirement and meet the requirements prescribed under the Admission Review Standards for New Energy Vehicle Manufacturers (the “Admission Review Standards”). A new energy vehicle manufacturer that fails to consistently comply with the Admission Review Standards may be required to suspend its manufacturing and sales activities until rectification of such failures by relevant PRC authorities. A new energy vehicle manufacturer that continues to engage in vehicle manufacturing and sales upon notification by relevant authorities of failure to comply with Admission Review Standards may be subject to fines, confiscation of income and revocation of business license, and under severe circumstances, criminal liabilities. We cannot assure you that we will be able to continuously comply with the Admission Review Standards. In October 2021, we were orally informed by the Center that we failed to meet the requirements of the Admission Review Standards. As of the date of this proxy statement/prospectus, we have not been required to suspend our manufacturing and sales activities by the relevant competent government authorities. However, we cannot assure you that relevant regulatory authorities will not impose such penalties in the future due to our non-compliance with the Admission Review Standards. The suspension of our manufacturing and sales activities materially and adversely affect our business, results of operations and financial performance.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of such executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may seek to hire our talent increases, and we may lose some of the employees as a result of our competitors’ aggressive hiring strategies. Our industry is characterized by high demand and intense competition for talent and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our vehicles are based on a different technology platform than traditional ICE vehicles, individuals with the appropriate training may not be available to hire, and we will need to expend significant time and expense training those employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our Company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any “key person” insurance on the key personnel. If any of such executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

We may depend on our suppliers, some of whom are our single source suppliers for key components of our vehicles.

Our current marketed models, K50 and K20, use many purchased parts which we source from over 100 suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for some of the single sourced components used in our vehicles, and we generally do not maintain long-term agreements with our single source suppliers.

Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of K20, K50 and our future vehicles may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt the production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply to us the required material. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or anticipation could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations and financial condition.

Any delays in the manufacturing and commencement of volume production of vehicles in our pipeline could have a material adverse effect on our business.

We started the volume production of our first mass-produced EV, K50, in 2018 and began to deliver K50 in September 2018. We have begun to receive non-binding pre-sale orders for our next model, K20. We also expect to release our K25 model, subject to successful future financings. In addition to the upcoming K25, we plan to release another two vehicle models in the next three years, K55 and K70. However, we cannot assure you the manufacturing and release of new models will be as smooth as we anticipate. To the extent we need to delay the release of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. Also, we rely on third-party suppliers for the provision and development of many of the key components used in our vehicles. To the extent the suppliers experience any delays in providing us with or developing necessary components or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture and release of our K20, K25 or future models could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

We manufacture our vehicles in our plant located in Suzhou, Jiangsu Province (the “Suzhou Plant”). Our Suzhou Plant currently has an annual production capacity for vehicle body assembly of 50,000 units and for welding of 15,000 units for our K50 model, and we are in the progress of constructing production lines for our K20 model, which has an estimated annual production for vehicle body assembly of 64,000 to 96,000 units and for welding of 48,000 to 72,000 units. We anticipate delivering 200 units of K50 in 2023 if we can obtain at least US$55 million either through public offering or private placement of our securities or through K50 orders’ deposits, and we do not expect to commence delivery of K20 in 2023. We cannot assure you that such production plan can be achieved in a timely manner or at all, or if our future production capacity for K20 vehicles will satisfy customer demands for our vehicles, failing which may lead to customer order cancellation and negatively affect our reputation, results of operations and financial performance. Any disruption in the operation of the Suzhou Plant may have materially and adversely affect our manufacturing activities, which may cause delay and backlog in our vehicle delivery, result in customer order cancellation and negatively affect our reputation and customer perception.

Moreover, although we have not encountered insufficient capacity in the Suzhou Plant, we cannot assure you that we will not need to expand the manufacturing capacity of the Suzhou Plant in the future, and we may not have sufficient capital resources to execute such expansion as it may require us to incur substantial capital expenditures.

We may not be able to expand our sales and service network cost-efficiently.

As of the date of this proxy statement/prospectus, we operate one brand store and 27 service centers. Although we intend to primarily rely on online marketing and sales networks to expand our customer base, we may further expand our offline service network in China to deliver vehicles and perform after-sales services. Our marketing initiatives may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing brand store and invest in online marketing activities, and there can be no assurance that we will be able to improve the operational efficiency of our brand store or online marketing activities.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as battery systems, electric drive systems, vehicle body construction, and in-car interactive systems. We have been investing heavily on our research and development efforts. As of December 31, 2022, we had assembled a strong team of 96 in-house research and development personnel with many years of industry experience in their respective fields. In 2021 and 2022, we incurred research and development expenses of US$4.0 million and US$1.5 million, which accounted for 6.9% and 1.3% of our total operating expenses in 2021 and 2022, respectively. Given the rapid technological changes in the industry, we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and we cannot assure you that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position.

In addition to our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our vehicles. We plan to upgrade our existing models and introduce new models in order to equip our vehicles with the latest technologies, which could involve substantial costs and lower our return on investment for existing models. We cannot assure you that we will be able to equip our vehicles with the latest technologies. Even if we are able to keep pace with technology advancement and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

We plan to primarily sell our vehicles to customers directly rather than through dealerships.

As of the date of this proxy statement/prospectus, we have one brand store in China. We plan to focus on expanding online network and engage and sell directly to our customers primarily through our website, mobile apps, offline brand store and sales partners in an integrated online and offline sales model. In addition, almost all of the vehicles are made to order. This model of vehicle distribution is relatively new and unproven, and subjects us to substantial risk as it provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system. For example, we will not be able to utilize established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing such distribution model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

Prolonged lead time in fulfilling orders could lead to cancellation of orders. If there is substantial delay between order placement by customers and vehicle delivery to customers, our customer satisfaction could be adversely affected, harming our business and reputation.

Orders for our EVs may be cancelled by customers despite their deposit payment and online confirmation.

Our customers may cancel their orders for many reasons within or outside of our control. If we encounter delays in the deliveries of K20, K25, K50 or future vehicle models, a significant number of orders may be cancelled. The potential long wait from reservation to delivery could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. As a result, we cannot assure you that orders will not be cancelled and will ultimately result in the final purchase, delivery, and sales of the vehicles. Such cancellations could harm our business, brand image, financial condition and results of operations.

Misconduct by our employees during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.

Many of our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets and anti-bribery, we cannot assure you that our employees will always abide by these codes, policies and procedures, nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, bribery or misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result.

In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct, which may divert significant amount of time and attention of our management to handle these matters. Any negative publicity surrounding these cases, especially in the event that any of these employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•        difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•        inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

•        difficulties in retaining, training, motivating and integrating key personnel;

•        diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•        strain on our liquidity and capital resources;

•        difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

•        difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•        difficulties in retaining relationships with existing suppliers and other partners of the acquired business;

•        risks of entering markets in which we have limited or no prior experience;

•        regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•        assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•        liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•        unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistle-blower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

We are and may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

We are, and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistle-blower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. We were affected by the adverse effect of COVID-19 starting in December 2019, and suffered from deteriorated financial position. We began to default on payments due to suppliers and terminated employment relationship with many employees. As of December 31, 2022, we were responsible for approximately US$180.8 million in legal claims and associated penalties and interest for lawsuits filed against us.

We are subject to various environmental, safety and other laws and regulations relevant to our business that could impose substantial costs upon us and cause delays in selling and manufacturing our products, and operating manufacturing facilities.

We are subject to multiple environmental, safety and other laws and regulations related to our business, especially the sale and manufacture of our vehicles. Such as laws and regulations related to the use of hazardous materials in the manufacturing process and the operation of our manufacturing plant. Such laws and regulations govern the use, storage, discharge and disposal of hazardous materials during the manufacturing process. We are responsible for obtaining and/or periodically renewing the sale, construction, environmental protection, waste disposal permits and other relevant permits for selling and manufacturing our products and our manufacturing plants. There is no assurance that we will be able to obtain or renew such permits in a timely manner.

In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply for continuing our normal operations. For example, if the Suzhou Plant or any of our other existing or future constructions fails to comply with applicable regulations or maintain the relevant permits, we could be subject to substantial liability for clean-up efforts, personal injury or fines or be forced to close or temporarily cease the operations of the Suzhou Plant or other relevant constructions, any of which could have a material adverse effect on our business, financial condition and results of operations.

If our vehicles, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

Our vehicles offer certain technology functions, such as autonomous driving functions, to make the mobility experience more convenient. There can be no assurance that we will be able to continue to enhance such technology functions and make them more valuable to our customers. In the design process, we pay close attention to the preferences of our target customers. However, there can be no assurance that we are able to accurately identify consumer preferences and effectively address such preferences in our vehicle design. Furthermore, the driving experience of an EV is different from that of an ICEV, and our customers may experience difficulties in adapting to the driving experience of our vehicles. As consumer preferences are constantly evolving, we may fail to introduce desirable product features in a timely manner.

Our vehicles may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our vehicles may take longer than expected to become enabled. These software systems may contain latent defects and errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our vehicles as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on the vehicles we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our vehicles. We cannot assure you that our vehicles are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, and results of operations.

We may be subject to risks associated with autonomous driving technologies.

We intend to utilize autonomous driving technologies to provide driver assistance-functions and upgrade autonomous driving capabilities in our vehicles. To capitalize on our in-house research and development capabilities, we may upgrade autonomous driving technologies, and plan to roll out driver-assistance functions, such as navigation assistance and valet parking assistance. Such system will be based on a high-performance domain controller and high-level redundancy across sensors, computing, actuators, power supplies, and data communication.

Autonomous driving technologies are subject to risks and, from time to time, there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, autonomous driving technology is still evolving and is yet to achieve wide market acceptance. The safety of autonomous driving technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with autonomous driving systems developed by us occur in the future, we could be subject to liability, government scrutiny and further regulation. Furthermore, accidents or defects caused by third parties’ autonomous driving technology may negatively affect public perception, or result in regulatory restrictions, with respect to autonomous driving technology.

Autonomous driving technologies may be affected by regulatory restrictions. For example, our research and development activities on autonomous driving will be subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. Any tightening of regulatory restrictions could have a material adverse impact on our development of autonomous driving technology.

Our vehicles may not perform in line with customer expectations.

Our vehicles, including K20, K25, K50 and any future vehicle models, may not perform in line with customers’ expectations. For example, our vehicles may not be as durable as other vehicles in the market and may not be as easy and convenient to repair as other vehicles in the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition and results of operations.

In addition, the range of our vehicles on a single charge may decline as a function of usage, time and charging patterns as well as other factors, although we have adopted measures to reduce the possibility of battery decay of our vehicles. For example, a customer’s use of his or her EV as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery’s ability to hold a charge. Battery deterioration and decrease in range as a result may negatively influence potential customers’ decision to purchase our EVs, which may adversely affect our ability to market and sell our EVs. There can be no assurance that we will be able to continue to improve cycle performance of our battery packs in the future.

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. We cannot assure you that the software system installed on our vehicles will ultimately perform in line with expectations. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our systems and our vehicles. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. If any of our vehicles fail to perform as expected, we may need to delay deliveries, initiate product recalls and provide servicing or updates under warranty at our expense, which could adversely affect our brand in our target markets and could adversely affect our business, financial condition and results of operations.

Our vehicles are subject to motor vehicle standards in each country where we sell our vehicles, and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and results of operations.

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certificate (the “CCC certification”), before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Our K50 first received the CCC certification in June 2018. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certifications fail to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported or used in any commercial activity. Failure by us to have K20, K25, K50 or any future model EV satisfy motor vehicle standards would have a material adverse effect on our business and results of operations.

If we are unable to provide quality services, our business and reputation may be materially and adversely affected.

We aim to provide consumers with a good customer service experience, including providing our customers with access to a comprehensive suite of charging solutions, after-sales services and other ancillary services. Our services may fail to meet our customers’ expectations, which could adversely affect our business, reputation and results of operations. Currently, offline after-sale services are primarily carried out by service centers, which may have limited experience in servicing our vehicles. Servicing EVs is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we or our service centers will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases. Moreover, we provide ancillary services to facilitate auto finance and purchase of auto insurance for our customers and we may expand our service offering in the future. However, we cannot assure you that we will be able to successfully monetize these ancillary services. In addition, we seek to engage with our customers on an ongoing basis using online channels. If we are unable to roll out and establish a broad online service network, consumer experience could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

We offer competitive warranty terms. For customers of K50, we offer (1) a five-year or 100,000-km warranty, and (2) an eight-year or 160,000-km warranty for critical components, such as battery pack, motors and electric control system. Customer may also elect to purchase our upgraded services, such as lifelong roadside assistance services and lifelong warranty services. We accrue a warranty reserve for the vehicles sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We have limited experience with warranty claims regarding our vehicles or with estimating warranty reserves. We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, financial condition and results of operations.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend against such claims.

If we become liable for product liability claims, our business, results of operations and financial condition may be harmed. The EV industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not meet applicable standards or requirements, resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited experience of offering our EVs. Although we implement full-cycle quality control, covering design, procurement, production, sales and after-sales services, we cannot assure you that our quality control measures will be as effective as we expect. Any failure in any of our quality control steps would cause a defect in our vehicles, and in turn, could harm our customers. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicle models, which would have material adverse effect on our brand, business, financial condition and results of operations.

We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.

If our vehicles are subject to recalls in the future, we may be subject to adverse publicity, damage to our brand and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image, business and results of operations.

The battery packs on our vehicles may catch fire or vent smoke and flame on rare occasions.

Our EVs’ battery packs make use of lithium cells. On rare occasions, lithium cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that our batteries will always function safely. If any safety accident occurs to any of our vehicles’ battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium cells for automotive applications or any future incident involving lithium cells, such as a vehicle fire, even if such incident does not involve our vehicles, could seriously harm customers’ confidence in our vehicles.

Furthermore, we may store high volumes of lithium cells and battery modules and packs at our facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Any such disruptions or issues may harm our brand and business.

If our vehicle owners customize our vehicles or change the charging infrastructure with after-market products, the vehicle may not operate properly.

Automobile enthusiasts may seek to “hack” our vehicles to modify their performance which could compromise vehicle safety systems. Also, customers may customize their vehicles with after-market parts that can compromise driver safety. We do not test, nor endorse, such changes or products. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would negatively affect our brand and harm the business, financial condition and results of operations.

If we upgrade our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in tooling, machinery and other manufacturing equipment in its manufacturing facilities, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our vehicles using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

If we fail to maintain an effective system of internal control over financial reporting after the completion of the Business Combination, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in us and the market price of Pubco Class A Ordinary Shares may be adversely affected.

Prior to the completion of the Business Combination, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for 2021 and 2022, we identified two material weaknesses in our internal control over financial reporting as of December 31, 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (1) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (2) lack of independent directors and an audit committee. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have implemented and are continuing to implement a number of measures to address the material weaknesses that have been identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company — Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Upon the completion of the Business Combination, Pubco will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with its second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our post-Business Combination management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. While documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the European Union. There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. As a result of the COVID-19 outbreak, the Chinese economy is subject to the risk of a general slowdown in 2022 Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Sales of our vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. If any of our employees are identified as a possible source of spreading COVID-19, H1N1 flu, avian flu or another epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of certain business operations. A recurrence of an outbreak of COVID-19, H1N1 flu, avian flu or another epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis, and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers.

Risks Relating to Our Technology and Intellectual Property and Data Privacy

Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on, and plan to continue relying on, a combination of trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and results of operations.

The measures we take to protect our technology intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•        the patent application we have submitted may not result in the issuance of any patents;

•        the scope of any issued patents that may result from the pending patent application may not be broad enough to protect proprietary rights;

•        the costs associated with enforcing patents, trademarks, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable;

•        current and future competitors may circumvent patents or independently develop similar inventions, trade secrets or works of authorship, such as software;

•        know-how and other proprietary information we purport to hold as a trade secret may not qualify as a trade secret under applicable laws; and

•        proprietary designs and technology embodied in our products may be discoverable by third parties through means that do not constitute violations of applicable laws.

Intellectual property and trade secret laws vary significantly throughout the world. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be costly, difficult or even impossible.

Any issued patent which may result from the pending patent application may come to be considered “standards essential.” If this is the case, we may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of our technology and intellectual property, and those derivative works may become directly competitive with our products and services. Finally, we may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by our vendors in connection with design and manufacture of its products, thereby jeopardizing our ability to obtain a competitive advantage over its competitors.

Our patents may expire and may not be extended, and our currently pending or future patent applications may not be granted.

As of December 31, 2022, we had 1,319 registered patents and 42 pending patent applications in China and overseas jurisdictions. We cannot assure you that all of our pending patent applications will be granted. Even if our patent applications are granted, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any registered patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting its patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and use of trademarks relating to our design, software or other technologies could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•        cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

•        pay substantial damages;

•        seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•        redesign our vehicles or other goods or services; or

•        establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, results of operations and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect proprietary rights. We have invested significant resources to develop intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries with more developed intellectual property laws. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, or unauthorized access or control of our vehicles’ systems, which could harm our business.

We face, and will face, various cybersecurity risks to our systems, products, and operations. Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse, corruption, unavailability, or theft of data. Our operations, products, and intellectual property also inherently are at risk of loss, inappropriate access or use, or tampering by both insider threats and external bad actors. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and we have been subject to and may experience these types of incidents on our systems in the future. We continue to enhance our network security measures by improving network segmentation and deploying more extensive backup solutions. Our board of directors is generally responsible for overseeing the formulation and implementation of our network security measures. However, we cannot guarantee that future attacks will not occur or that future attacks will not cause more severe disruption or material costs in the future. In addition, our customers, suppliers and service providers face similar threats and growing cybersecurity requirements. Our third-party service providers and service providers may be targeted or impacted by such attacks. We currently do not maintain policies and procedures to oversee cybersecurity risks with respect to our customers, supply chain, suppliers and service providers, and we cannot guarantee that they or their third-party service providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services.

Any security breach or incident, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus, malware, ransomware or similar breach or disruption to our networks and systems, or those of third parties upon which we rely, or the perception or report that any of these have occurred, could result in the loss, corruption, misuse, or unauthorized disclosure of confidential information, damage to our reputation, litigation, regulatory investigations and proceedings, fines, penalties, or other liabilities. No assurance can be made that any limitations of liability provisions in our agreements with our customers, third-party service providers, or in other contracts, would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. Further, insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks and other security breaches and incidents. We may incur significant costs in an effort to detect and prevent security breaches and other security-related incidents, and its costs may increase as we make improvements to our systems and processes to prevent future breaches and incidents. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our service providers or other third parties.

In addition, our vehicles contain complex information technology systems to support connectivity functions such as 4G and Bluetooth. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks and our vehicles’ technology systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems. We encourage reporting of potential vulnerabilities in the security of our vehicles, and we aim to remedy any reported and verified vulnerability. However, we cannot assure you that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful. Any cyber-attacks, unauthorized access, disruption, damage or control of our information technology networks or our vehicles’ systems or any loss or leakage of data or information stored in our systems could result in legal claims or proceedings. In addition, regardless of their veracity, reports of cyber-attacks to our information technology networks or our vehicles’ systems or data, as well as other factors that may result in the perception that our information technology networks or our vehicles’ systems or data are vulnerable to “hacking,” could negatively affect our brand and harm our business, financial condition and results of operations.

We have procedures in place designed to enable us to quickly recover our data storage and network capability from a disaster or catastrophe. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such procedures, including by lengthening the time services are partially or fully unavailable to customers. It may be difficult or impossible of us to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenue, any of which could adversely affect our business, financial condition and results of operations.

We retain certain information about our customers and may be subject to various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experience. Our customers may object to the use of these data, and possession and use of our customers’ driving behavior and data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions, which could require security review or assessment of critical data, require us to report any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. If customers allege that we have improperly collected, used, released or disclosed their personal information, we could face civil or criminal penalty, legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve these problems which could materially and adversely affect our business, financial condition and results of operations.

Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation and discourage consumers from purchasing our vehicles.

We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law and the PRC Personal Information Protection Law. Pursuant to these laws and regulations, a service provider is required to obtain a user’s consent to collect the user’s personal information. We are required by the PRC laws to ensure the confidentiality, integrity, availability and authenticity of the information of our users and customers, which is also essential to maintaining their confidence in our EVs and services. See “CH-AUTO TECH’s Business — Regulation — Regulations on Internet Information Security and Privacy Protection.” We have adopted and plan to further adopt strict information security policies to protect the data with which we are entrusted. We may collect customer information during the ordinary course of business, and we will obtain prior consent from our customers in accordance with applicable laws and regulations. For further information, see “CH-AUTO TECH’s Business — Data Privacy and Security.”

However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. The collection, use and transmission of customer data may subject us to legislative and regulatory burdens in China and other jurisdictions, which could, among other things, require security review or assessment of critical data, require us to report data breach, restrict our use of such information and hinder our ability to acquire new customers or serve existing customers. If we are unable to protect our systems and the information contained therein from unauthorized access, modification or destruction, such security breaches could give rise to our liabilities to the owners of confidential information, or subject us to fines and penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

On August 16, 2021, the CAC, together with the NDRC, the MIIT, the Ministry of Public Security, and the Ministry of Transport, jointly issued the Provisions on Management of Automotive Data Security (Trial) (“Management Provisions”), which took effect on October 1, 2021, showing the clear intent that data security of the automotive industry will be strictly regulated. According to the Management Provisions, carmakers and other data processors shall not collect data on trips unless they have the drivers’ and passengers’ consent. Data collected within vehicles should be desensitized and should not be used outside vehicles unless necessary. Sensitive private data should be deleted within 10 days of drivers’ and passengers’ requests. Critical data shall be stored within China that involves such things as China’s military, government, traffic, and logistics information as well as EVs’ charging networks, and must not be exported before it passes security assessment by the CAC and relevant departments of the State Council of the PRC. Carmakers, auto suppliers, and other data processors are also required to submit annual reports about their data-related operations.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Significant capital and other resources may be required to protect against information security breaches, alleviate problems caused by such breaches, or to comply with our privacy policies or privacy-related legal obligations.

If we were found to be in violation of customers’ rights to data privacy, we could face administrative investigation, disciplinary actions, civil claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve such problems.

Furthermore, the interpretation and application of cybersecurity, data privacy and personal information protection laws and regulations and standards are still uncertain and evolving. For a detailed discussion of the regulatory development, see “— Risks Relating to Doing Business in China — Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.”

We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may also become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with our methods for data collection and storage. In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. Furthermore, the integrity of our data protection measures could be compromised by system failures, security breaches or cyber-attacks. If we are unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage our reputation, discourage consumers from purchasing our EVs and subject us to significant legal liabilities.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We enable our customers to access a variety of features and services through our mobile apps. In addition, certain of vehicles’ features depend to a certain extent on connectivity to our information technology systems. As such, the availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

Risks Relating to the EV Market and Related Regulations

The EV industry in China is highly competitive, and we may not be successful in competing in this industry.

The EV industry in China is highly competitive. We expect this industry will become more competitive in the future as additional players enter into this industry. We compete directly with other pure-play EV companies such as Tesla as well as traditional vehicle manufacturers who are entering the EV market. To a lesser extent, our vehicles compete with other premium ICEVs. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition and results of operations. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that successfully compete with or surpass the quality or performance of our cars or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment.

We may also be affected by the growth of the overall automotive market in China. If demand for automobiles in China continues to decrease, our business, financial condition and results of operations could be materially adversely affected.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of new energy vehicles. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. For example, each qualified purchaser of our vehicles enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, quotas that limit the purchase of ICEVs do not apply to EVs, thereby incentivizing customers to purchase EVs. Changes in government subsidies, economic incentives and government policies to support NEVs could adversely affect the results of our operations.

In April 2020, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Announcement on Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, and in April 2020, December 2020 and September 2022, the said PRC government departments issued the Circular on Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles, the Circular on Further Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles (collectively, the “2020 Subsidy Circular”) and the Announcement on Continuation of Policies for Exemption of Vehicle Purchase Tax for New Energy Vehicles, which extended certain subsidies and tax exemptions on EV purchases to the end of 2023. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, according to the 2020 Subsidy Circular, in principle, the subsidies for new energy vehicle purchases from 2020 to 2022 will generally be lowered by 10%, 20% and 30%, respectively, based on the level of the previous year, with limited exceptions in the area of public transport, and the total number of new energy vehicles in China that will be entitled to such subsidies should be no more than two million each year. Furthermore, certain of our subsidiaries have received subsidies or grants from local governments. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our vehicles in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting on July 1, 2018. As a result, the pricing advantage of domestically-manufactured vehicles could be diminished.

The restriction on foreign ownership of new energy vehicle manufacturers was lifted in 2018. In addition, pursuant to the Special Administrative Measures for Market Access of Foreign Investment (2021) (the “Negative List (2021 Version)”), which was jointly promulgated by the NDRC and the MOFCOM on December 27, 2021 and effective on January 1, 2022, there is no restriction on foreign ownership of automakers for ICE passenger vehicles. As a result, foreign EV competitors and foreign ICE automakers could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage, which may adversely affect our business, results of operations and financial condition.

Our industry is rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the ICE may materially and adversely affect the demand for our vehicles.

We primarily operate in the EV markets in China. EV markets in China and Europe are rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry currently involves many uncertainties and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our products and services. These changes may not achieve expected results, which could have a material adverse effect on our business, financial condition and results of operations.

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. In addition, a sustained depression of petroleum price could make the ownership of ICEVs more attractive to consumers. Any failure by us to successfully react to changes in alternative technologies and market conditions could materially harm our competitive position and growth prospects.

Our future growth is dependent upon consumers’ willingness to adopt EVs.

The demand for our vehicles and services will highly depend upon the adoption by consumers of new energy vehicles in general and EVs in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors. Other factors that may influence the adoption of new energy vehicles, and specifically EVs, include:

•        perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such vehicles are produced by us or other OEMs;

•        perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as autonomous driving and lithium battery cells;

•        the limited range over which EVs may be driven on a single battery charge and the speed at which batteries can be charged;

•        the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•        the availability of other types of new energy vehicles, including plug-in hybrid EVs;

•        improvements in the fuel economy of the internal combustion engine;

•        the availability of after-sales service for EVs;

•        the environmental consciousness of consumers;

•        access to charging stations, standardization of EV charging systems and consumers’ perceptions about convenience and cost for charging an EV;

•        the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of non-polluting vehicles;

•        perceptions about and the actual cost of alternative fuel; and

•        macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our vehicles and use our services. If the market for EVs does not develop as we expect or develops more slowly than we expect, our business, financial condition and results of operations will be materially and adversely affected.

Risks Relating to Doing Business in China

The PRC government exerts substantial influence over the manner in which we must conduct our business activities. If the PRC government significantly regulates our business operations in the future and we are not able to substantially comply with such regulations, our business operations may be materially adversely affected and the value of our securities after the completion of the Business Combination may significantly decrease.

The PRC government has the authority and powers to exert significant influence on the Chinese economy as a whole, and on the ability of any China-based company, such as us, to conduct its business, which could result in a material change in our operations and/or the value of Pubco’s securities. The ability of our PRC subsidiaries to operate in China may be negatively affected by the changes in the PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new regulations or change interpretations of existing regulations that would require additional expenditure and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any changes of the economic policies and the implementation thereof at the nationwide or local levels, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, the business operations of our PRC subsidiaries and the EV industry may be subject to various government and regulatory measures in the provinces in which our entities operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that we are not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected and the value of our securities may significantly decrease.

The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the draft Administrative Regulations for Internet Data Security (Draft for Comments) (the “Draft Regulations for Internet Data Security”), which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic enterprise seeking to issue and list its shares overseas shall comply with the filing procedures and report relevant information to the CSRC. Such overseas securities issuance and listing include direct and indirect issuance and listing. An offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than fifty percent (50%) of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or the main part of the business operations are carried out in the PRC. A domestic enterprise achieving direct or indirect overseas listing through one or more acquisitions, share swap, share transfer or other trading arrangement shall also comply with the filing procedures. If a domestic company fails to comply with the filing procedure pursuant to the Trial Measures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warning, and fines, and certain personnel of such domestic companies, such as their controlling shareholders, actual controllers, the person directly in charge and other directly liable persons, may also be subject to administrative penalties, such as warnings and fines. However, since the Trial Measures was newly promulgated, it is subject to further interpretation, application and enforcement. Based on the opinion of the Company’s PRC counsel and its interpretation of the Trial Measures and other currently effective PRC laws and regulations, the Company is required to comply with the filing procedures with the CSRC in connection with the Business Combination for purposes of the listing of Pubco Ordinary Shares on Nasdaq. The Company may be deemed not comply with the filing procedures because the filing materials are incomplete or not meet the requirements of the CSRC or fail to answer CSRC’s follow-up questions based on the Company’s filing materials or provide supplementary materials as required by the CSRC. Any failure to comply with the filing procedure pursuant to the Trial Measures or concealment of any material fact or falsification of any major content in the filing documents could result in administrative penalties such as order to rectify, warnings, and fines, and certain personnel of the Company, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons, may also be subject to administrative penalties, such as warnings and fines, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, since the Draft Regulations for Internet Data Security are in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain whether PRC governmental authorities will further promulgate new rules to regulate overseas listing and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for the issuance of our securities overseas. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for listing our securities on Nasdaq or for our offerings of securities overseas, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline or be worthless.

The evolvement of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China and the uncertainties associated therewith could adversely affect the business operation and future prospects of Pubco and its subsidiaries.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, the interpretation and enforcement of the PRC laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could materially and adversely affect our business, financial condition and results of operations.

New laws and regulations may be enacted from time to time in response to changing economic and other conditions, and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of our Class A Ordinary Shares. The rules and regulations to which we are subject to, including the ways they are enforced, may change rapidly and with little advance notice, which could hinder our ability to offer or continue to offer the securities and result in a material adverse change to our business operations. In such event, our financial condition and results of operations may be materially and adversely affected, and the value of Pubco’s securities may significantly decline.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with the issuance of our securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Since the regulations are subject to further interpretation and application, the listing of our securities after the completion of the Business Combination and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such obtained approval, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Trial Measures. The Trial Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than fifty percent (50%) of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or the main business operations are carried out in the PRC. Furthermore, a domestic enterprise achieving direct or indirect overseas listing of its assets through one or more acquisitions, share swap, share transfer or other trading arrangement shall also fulfil the filing procedures.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (the “Filing Notice”), according to which the domestic companies that have submitted valid overseas offering and listing applications but had not obtained approval from overseas regulatory authorities or overseas stock exchanges on or before March 31, 2023, could arrange the timing for submitting filing applications to the CSRC with a reasonable time, and shall complete such filing prior to their overseas offering and listing. Based on the opinion of the Company’s PRC counsel, according to its interpretation of the Trial Measures and other currently effective PRC laws and regulations, the Company is required to complete the filing procedures with the CSRC in connection with the Business Combination for purposes of the listing of Pubco Ordinary Shares on Nasdaq. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, there can be no assurance that the Company would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. In accordance with the requirements under the Trial Measures, the Company has been in the process of preparing filing materials with the CSRC as of the date of this proxy statement/prospectus. However, since the Company and several of its PRC subsidiaries have been listed as “dishonest person subject to enforcement,” the Company shall first manage to remove such black-listings before submitting the filing materials with the CSRC. The black-listings can be removed by reaching the settlement agreements with the suppliers and other related creditors who applied for the black-listings of the Company and several of its PRC subsidiaries and completing the performance of such settlement agreements, such as converting certain debt obligations into equity and/or repaying the rest debt obligations owed to the suppliers and other related creditors, or by requesting the suppliers and other related creditors to apply in writing for removing such black-listings and being approved by the related courts. The Company is working towards removing all the black-listings, but it cannot assure that this can be completed in the near term. For repaying liabilities owed to the suppliers, see “Risks Relating to the Company — Risks Relating to our Financial Position and Need for Additional Capital — Our business plans require a significant amount of capital. Any delay or failure in accomplishing our financing plan will materially and adversely affect our business, financial condition and results of operations. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.” For repaying liabilities owed to other creditors, see “Liquidity and Capital Resources — With respect to the Company’s debt obligation, including its loans, debt, accounts payable, liabilities in default, and liabilities arising from lawsuits or judgement, the Company plans to continue to negotiate with its creditors for extensions, instalment repayment arrangement and other debt repayment method, such as debt-to-equity conversion, and the Company plans to allocate 20% of its income generated from operations after receiving proceeds from the public offerings and private financings conducted after the consummation of the Business Combination to repay its liabilities.” In addition, even after the initial submission of the filing materials, the Company’s filing materials might be incomplete or not meet the requirements of the CSRC, and the CSRC may have follow-up questions, and the Company might be required by the CSRC to provide supplementary materials. Furthermore, the completion of the CSRC filing procedures is legally required under the PRC laws, and is a closing condition to the Business Combination pursuant to the Merger Agreement. Failure to comply with the CSRC filing procedure pursuant to the Trial Measures, or concealment or falsification of any material fact in the filing documents could result in administrative penalties such as order to rectify, warnings, and fines ranging from RMB1,000,000 to RMB10,000,000 against the company. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. And the company’s controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be imposed a fine of between RMB1,000,000 and RMB10,000,000. As of the date of this proxy statement/prospectus, the Company has not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this Business Combination.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) and the Draft Regulations for Internet Data Security, are required for the issuance of our securities overseas or for offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For the requirement of cybersecurity review, see “— Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.” Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Adverse changes in China’s or global economic and political policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the extent of the government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, administrating foreign debts and foreign exchanges, setting monetary policy and providing preferential treatment to particular industries or companies. The PRC government has significant authority to exert influence on the ability of any China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential influences from the PRC government.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and between economic sectors, and the growth rate of the Chinese economy has gradually slowed since 2010 and there is no assurance that China will maintain positive GDP growth in the future. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but could have a negative effect on companies like us. For example, our financial condition and results of operations may be adversely affected by government regulation over capital investments or changes in tax regulations. The global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East, Europe and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The COVID-19 pandemic has impacted the global and Chinese economy severely in 2020. Our results of operations and financial condition have been affected negatively by the spread of COVID-19 during the years ended December 31, 2021 and 2022. Any severe or prolonged slowdown in the global or Chinese economy may further materially and adversely affect our business, results of operations and financial condition.

Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

The cybersecurity legal regime in China is relatively new and evolving rapidly, and is subject to further interpretation and implementation. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides for a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law (the “PRC

National Security Law”), the government shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services.

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the cybersecurity review measures issued in April 2020. The Cybersecurity Review Measures provide, among others, (1) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”), and network platform operators, which engage in data processing activities that affect or may affect national security, shall be subject to the cybersecurity review by the Cybersecurity Review Office, which is the department responsible for the implementation of cybersecurity review under the CAC; and (2) network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange shall apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provide that the relevant regulatory authorities may initiate a cybersecurity review against CIIOs and network platform operators if they are deemed to engage in activities that affect or may affect national security by relevant regulatory authorities. However, the Cybersecurity Review Measures have not offered any explanation or interpretation for what constitute “affect or may affect national security,” and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations.

As of the date of this proxy statement/prospectus, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact definition, scope or criteria of “critical information infrastructure operators,” “network platform operators” and “users’ personal information” under the current regulatory regime remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or network platform operator under PRC law. If we are deemed to be a critical information infrastructure operator or network platform operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

On November 14, 2021, the CAC published the Draft Regulations for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (2) listing abroad of data processors processing over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this proxy statement/prospectus as to the standards for determining such activities that “affects or may affect national security.” The public comment period for the Draft Regulations for Internet Data Security ended on December 13, 2021, and it has not come into effect as of the date of this proxy statement/prospectus. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. As of the date of this proxy statement/prospectus, neither we nor any of our PRC Subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC Subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. Based on the opinion of our PRC counsel, according to its interpretation of the currently in-effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our PRC Subsidiaries, because neither we nor any of our PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have discretion in interpreting and implementing statutory provisions and there are uncertainties in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or any of our PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for the Business Combination or the business operations of our PRC Subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

Pubco’s securities will be delisted and will be prohibited from trading in the over-the-counter market under the HFCA Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of Pubco’s securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that Pubco has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit Pubco’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The independent registered public accounting firm of Pubco and the Company issued an audit opinion on the financial statements included in this proxy statement/prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, the auditor of Pubco and the Company is required by the laws of the United States to undergo regular inspections by the PCAOB. The auditor of Pubco and the Company is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB had historically been unable to conduct inspections of audit firms located in China and Hong Kong before 2022, and it issued its report on December 16, 2021, notifying the SEC of its determination that it was unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong (the “PCAOB Determination List”).

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

As of the date hereof, the independent auditor of Pubco and the Company, Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP), is not among the auditor firms on the PCAOB Determination List. Should the PCAOB determine that it is unable to fully conduct inspections of the workpapers of the auditor of Pubco, it will make it more difficult to evaluate the effectiveness of the auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in the reported financial information and procedures of Pubco and the Company and the quality of their financial statements, which would adversely affect the financial condition and prospect of Pubco. If, in the future, the PCAOB determines that it is unable to inspect or investigate completely the Pubco’s registered accounting firm, the SEC may prohibit the ordinary shares of the Pubco from being traded on a national securities exchange or in the over-the-counter trading market in the United States and Pubco’s securities may be delisted by such exchange.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiaries.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder loans or capital contributions. Any loans from us to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiaries or alternatively, 200% of its net assets, as applicable, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to our PRC subsidiaries are subject to the requirement of necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. SAFE Circular 19 adopts a concept of “discretionary conversion,” which is defined as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under SAFE Circular 19. However, use of any RMB funds converted from its registered capital shall be based on true transactions within the enterprise’s business scope. Although SAFE Circular 19 no longer prohibits equity investments within the PRC using foreign currency-converted registered capital, it reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond the enterprise’s business scope, the investment in securities, the issuance of Renminbi entrusted loans (except for those that are permitted within the enterprise’s business scope), the repayment of inter-enterprise loans, the repayment of bank loans that have been transferred to a third party, or the purchase of real estate property not for the enterprise’s own use (except for foreign-invested real estate enterprises).

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products.

Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the existing Special Administrative Measures (Negative List) for Foreign Investment Access and that the target investment projects are genuine and in compliance with PRC laws and regulations.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Control on Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents (including PRC individuals, PRC corporate entities and foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC resident as a shareholder, name and operation term), or any significant changes (including increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions). SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents do not complete their registration with the local SAFE branches or update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (the “SAFE Notice 13”), which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including PRC residents’ direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, will be filed with qualified banks instead of SAFE or its local branch. The qualified banks will directly examine the applications and accept foreign exchange registration for overseas direct investment under the supervision of SAFE.

According to Circular 37, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 37 and have urged relevant shareholders and beneficial owners, upon learning they are PRC residents, to register with the local SAFE branch as required under Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

We and/or our Hong Kong subsidiary may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

The Enterprise Income Tax Law provides that an enterprise established outside China or established pursuant to foreign (regional) laws whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax on its global income. Under the Implementation Rules of the Enterprise Income Tax Law, “de facto management body” is defined as the organizational body which substantially and comprehensively manages and controls the production and operation, personnel, accounting and properties of an enterprise.

Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, issued by the State Administration of Taxation in 2009, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (1) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (2) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within the PRC; and (4) at least half of the enterprise’s directors with voting rights or senior management often reside within the PRC. Although the aforementioned notice states that these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the State Administration of Taxation in determining the tax residence of foreign enterprises.

We believe that neither we nor our Hong Kong subsidiary is a PRC resident enterprise because neither our company nor our Hong Kong subsidiary meets all of the conditions enumerated. For example, board and shareholders’ resolutions of our company and our Hong Kong subsidiary are adopted in Hong Kong and the minutes and related files are kept in Hong Kong. However, if the PRC tax authorities were to disagree with our position, our company and/or our Hong Kong subsidiary may be subject to PRC enterprise income tax reporting obligations and to a 25% enterprise income tax on our global taxable income, except for our income from dividends received from our PRC subsidiary, which may be exempt from PRC tax. If we and/or our Hong Kong subsidiary are treated as a PRC resident enterprise, the 25% enterprise income tax may adversely affect our ability to satisfy any of our cash needs.

In addition, if we were to be classified as a PRC “resident enterprise” for PRC enterprise income tax purpose, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from the sale of our securities may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our securities. In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future. If PRC income tax were imposed on gains realized through the transfer of our securities or on dividends paid to our non-resident shareholders, the value of your investment in our securities may be materially and adversely affected.

Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

Pubco will become our holding company upon the completion of the Business Combination, and will rely principally on dividends and other distributions from our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, our PRC subsidiaries may allocate discretionary portion of their after-tax profits to staff welfare and bonus funds at their discretion. These reserves and funds are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt, the debt instruments may restrict its ability to pay dividends or make other payments to us. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Distributions made by PRC companies to their offshore parents are generally subject to a 10% withholding tax under the Enterprise Income Tax Law. Pursuant to the Enterprise Income Tax Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate on dividends paid by our PRC subsidiaries to our Hong Kong subsidiary would generally be reduced to 5%, provided that our Hong Kong subsidiary is the beneficial owner of the PRC sourced income. Further, the State Taxation Administration promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.” Although, as of the date of this proxy statement/prospectus, our Hong Kong subsidiary is expected to own the right to receive dividend for 71.2769% of the then-issued and outstanding equity interests in our PRC Subsidiaries, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiary to its parent company in Hong Kong if our Hong Kong subsidiary is not regarded as a “beneficial owner.”

In addition, if our Hong Kong subsidiary were deemed to be a PRC resident enterprise, then dividends payable by our Hong Kong subsidiary to us may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by our Hong Kong subsidiary to us would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%.

Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and the majority of our cash inflows and outflows are denominated in RMB. Under Pubco’s current corporate structure upon completion of the Business Combination, our cash needs are dependent on dividend payments from our subsidiaries in China. We may convert a portion of our RMB into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. If we fail to fulfil the requirements of the foreign exchange administration system, we may not be able to obtain sufficient foreign currencies to satisfy our foreign currency demands, such as paying dividends in foreign currencies to our shareholders, including holders of our securities.

Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “Stock Option Rule”), replacing the earlier rules promulgated in March 2007 and January 2008. Under the Stock Option Rule, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year (the “PRC residents”) who participate in an employee stock ownership plan or stock option plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We intend to adopt the Pubco 2023 Plan upon the completion of the Business Combination. For details of the Pubco 2023 Plan, see “Proposal Three — 2023 Plan Proposal.” We and our PRC resident employees who participate in the Pubco 2023 Plan will be subject to these regulations after the we completed the Business Combination and became publicly listed in the United States. If we or our PRC resident employees who participate in the Pubco 2023 Plan fail to comply with these regulations in the future, we or our PRC resident employees who participate in our share incentive plans and their local employers may be subject to fines and legal sanctions. There may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. Pubco also faces regulatory uncertainties that could restrict its ability to adopt incentive plans for its directors, executive officers and employees under PRC law.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in the political and economic conditions and foreign exchange policies of both PRC and the United States, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from offerings or debt financing into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

We are subject to risks relating to the real properties that we lease, pledge or that are under judicial freezing, if there are any defects in lessors’ title to our leased properties, default of pledged properties, or any challenges by third parties to our use or ownership of these properties.

We lease office space, manufacturing plants and one brand store for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

As of the date of this proxy statement/prospectus, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the leased properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

Furthermore, the land and fixtures owned by the Company’s subsidiary, Qiantu Automobile (Suzhou) Co., Ltd., where the Company’s Suzhou Plant is located, have been pledged as mortgage guarantee in favor of Suzhou Asset Management Co., Ltd. for the payment of debt in the amount of RMB249.0 million (US$39.1 million). 108 patents and software copyrights owned by us have been pledged as guarantee in favor of our shareholder Suzhou Trust Co., Ltd. for the potential redemption liability of Mr. Lu Qun as of the date of this proxy statement/prospectus. In addition, certain machinery equipment and the equity shares of our subsidiaries such as Suzhou Qiantu and the Company, were pledged for certain secured loans. We face risks of such properties being auctioned off if the relevant court decides to enforce court rulings with respect to the pledge.

Moreover, the equity shares of the Company and our subsidiaries such as Qingdao Zuki Industrial Design Co., Ltd., CH-Auto Automobile R&D Co., Ltd., Qiantu Financial Leasing (Tianjin) Co., Ltd. and Nanjing Qiantu Automobile Sales Co., Ltd. etc. are currently under pledge or judicial freezing due to our default on payments to suppliers or creditors and subsequent lawsuits. We face risks of such properties being auctioned off if the relevant court decides to enforce court rulings with respect to such equity shares.

Failure to comply with PRC labor laws and make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to register with governmental authorities and participate in various government sponsored employee benefit plans, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing funds, and contribute to these plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government authorities from time to time at the locations where those employees are based. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. However, requirements relating to employee benefit plans have not been implemented consistently by local governments in China, given the different levels of economic development in different regions. Historically, we failed to make adequate social insurance and housing fund contributions for certain of our employees. We may be required to make up the contributions for these employee benefit plans as well as to pay late fees and fines, and our financial condition may be adversely affected.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this proxy statement/prospectus may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Risks Relating to Our Corporate Governance

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

Upon the completion of the Business Combination, our Class A Ordinary Shares will be listed on the Nasdaq Stock Market. The Nasdaq Stock Market corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards.

For instance, we are not required to: (1) have a majority of the board be independent; (2) have an audit committee be composed of at least three members; (3) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (4) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Stock Market.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to fifteen votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Immediately upon the completion of the Business Combination, the Founders will beneficially own all of our Class B Ordinary Shares, representing approximately 30.8% of our total issued and outstanding share capital and 87.0% of our aggregate voting power, assuming Minimum Redemption scenario.

As a result of the dual-class voting structure and the concentration of ownership, the Founders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

The dual-class structure of our Class A Ordinary Shares may adversely affect the trading market for our Securities.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our Class A Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

Upon the completion of the Business Combination, we will be a “controlled company” under the Nasdaq Stock Market Listing Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Mr. Qun Lu, Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun intend to enter into certain acting-in-concert agreement, pursuant to which each of Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun agrees to exercise its voting power as a shareholder of Pubco at the direction of Mr. Qun Lu, and as a result, immediately upon the completion of the Business Combination, Mr. Qun Lu will beneficially own 14,405,985 Pubco Class B Ordinary Shares, representing approximately 14.9% of the total issued and outstanding share capital and 73.9% of the aggregate voting power of Pubco, assuming the Minimum Redemption scenario and no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Therefore, Pubco is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Nasdaq Stock Market Listing Rules, and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors. We currently plan to rely on these exemptions, and as a result, you will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

The Second Amended Articles of Pubco contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares.

Our Second Amended Articles will become effective immediately prior to the completion of the Business Combination. Our Second Amended Articles will contain provisions which could limit the ability of others to acquire control of Pubco or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Class A Ordinary Shares may fall and the voting and other rights of the holders of our Class A Ordinary Shares may be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the proxy statement/prospectus based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

We are an exempted company incorporated under the laws of the Cayman Islands. Upon the completion of the Business Combination, we will conduct a majority of our operations, and a majority of our directors and executive officers after the completion of the Business Combination will reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against us, our assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforcement of Civil Liabilities.”

Risks Relating to MCAF and the Business Combination

Unless the context otherwise requires, all references in this subsection to “we,” “us,” or “our” refer to MCAF and its subsidiaries prior to the consummation of the Business Combination.

Pubco and the Company may fail to complete the Reorganization prior to January 2, 2024, or at all and consequently we may not be able to consummate the Business Combination and the Pubco may be unable to list its securities on Nasdaq.

The completion of the Reorganization involves multiple steps, among others, board and shareholder approval by the Company for the Reorganization, pre-closing procedures for the domestic share transfer, such as foreign exchange registration procedures and special foreign exchange account setup, and share exchange by the Company Reorganization Stockholders for Pubco Class A Ordinary Shares. See “Proposal One — The Business Combination Proposal — The Merger Agreement — The Merger” for a detailed description of the Reorganization Plan. Despite the Company’s efforts to complete the Reorganization, as of the date of this proxy statement/prospectus, the Company has not completed the Reorganization. See “Proposal One — The Business Combination Proposal — Background of the Business Combination” for a detailed update of the Reorganization. We cannot assure you that all steps requisite for completing the Reorganization can be performed and completed prior to the Outside Date (which may be amended from time to time), or at all.

As of the date of this proxy statement/prospectus, there are in total 978,917,397 shares of Company Common Stock issued and outstanding on a fully diluted basis, including the Company Common Stock issued pursuant to the NextG Tech Convertible Debts. Specifically,

•        Non-participating stockholders collectively own a total of 281,175,062 shares of Company Common Stock, accounting for 28.7231% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis; and

•        Company Reorganization Stockholders collectively own a total of 697,742,335 shares of Company Common Stock, accounting for 71.2769% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis. Among the Company Common Stock owned by the Company Reorganization Stockholders,

•        The Company Reorganization Stockholders who are also Entrusting Stockholders collectively own a total of 355,358,966 out of 697,742,335 shares of Company Common Stock, accounting for 36.3012% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis;

•        A total of 229,451,760 out of 355,358,966 shares of Company Common Stock owned by certain Entrusting Stockholders are currently under equity pledge and judicial freezing and, accounting for 23.4393% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis.

To complete the Reorganization, each Company Reorganization Stockholder shall enter into the Domestic Share Purchase Agreement with the Holding Company, pursuant to which each Company Reorganization Stockholder shall transfer all Company Common Stock held to the Holding Company at par value or other value as agreed between the Holding Company and the Company Reorganization Stockholders. However, the Entrusting Stockholders other than Xiangchao Shen, can only each transfer up to 25% of the shares of Company Common Stock held by him or her due to the restrictions under the PRC laws for company limited by shares. In addition, certain shares of Company Common Stock owned by the Entrusting Stockholders are currently under equity pledge or judicial freezing, and therefore, are prohibited from being transferred unless such shares are released from the equity pledge or judicial freezing. In order to avoid the above transfer restrictions and to complete the Reorganization, each Entrusting Stockholder plans to enter into the Voting Rights Proxy Agreement and the Economic Rights Transfer Agreement with the Holding Company, pursuant to which each Entrusting Stockholder shall transfer and assign to the Holding Company, upon the consummation of the Reorganization, (i) all of their respective voting rights in connection with the Entrusting

Stockholder’s Remaining Shares pursuant to the Voting Rights Proxy Agreement and (ii) all of their economic rights, including the right to receive dividends, in connection the Entrusting Stockholder’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement.

The Voting Rights Proxy Agreement and Economic Rights Transfer Agreement generally are valid and legally binding on the signing parties under the PRC laws. However, such Voting Rights Proxy Agreement and Economic Rights Transfer Agreement may not be enforceable. Specifically, in judicial practice in China, even if a voting rights proxy agreement explicitly specifies that the delegation of non-property rights such as proposal rights, nomination rights, and voting rights are irrevocable, there are a few judicial precedents which hold that the will of the entrusting party should be respected when such entrusting party is unwilling to exercise these non-property rights as per the instruction of the entrusted party. Under such circumstance, the entrusted party is only entitled to claim for liabilities for breach of contract against the entrusting party. In addition, there remains a possibility that the Economic Rights Transfer Agreement would be null and void if any creditor of the transferor can establish that the arrangement under such Economic Rights Transfer Agreement is a malicious collusion of the entrusting and entrusted parties and infringed the legitimate interests of such creditor. Therefore, we will not be able to consummate the Business Combination if certain Voting Rights Proxy Agreements or the Economic Rights Transfer Agreements are deemed not be enforceable prior to the consummation of Business Combination. Further, if certain Voting Rights Proxy Agreements are deemed not be enforceable following the consummation of Business Combination and Pubco fails to obtain at least 66.6667% of the voting rights of all outstanding equity securities of the Company entitled to vote, consequently the auditor of Pubco may determine that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards, and as a result, the value of Pubco’s securities may decline significantly, and Pubco may be unable to meet the continuous listing requirement of Nasdaq.

In addition, as mentioned above, certain shares of Company Common Stock held by certain Entrusting Stockholders such as Qun Lu, Yanmin Wu, Baihui Sun and Kejian Wang were pledged to the Company’s creditors for certain secured loans. Additionally, certain shares of the Company Common Stock held by certain Entrusting Stockholders, such as Qun Lu, Yanmin Wu, Xiangchao Shen, Hua Yao, Baihui Sun and Kejian Wang are currently under judicial freezing due to such shareholders’ default on payments of certain shareholder arbitrations (the “Shareholder Arbitrations”). The Company is actively negotiating with its creditors and the claimants of the Shareholder Arbitrations regarding the repayment terms, and the court auction process in China typically takes six to twelve months. As a result, as of the date of this proxy statement/prospectus, the Company does not expect that, prior to the consummation of the Business Combination, (1) its creditors will exercise equity pledge or that (2) shares subject to judicial freezing will be auctioned off. The Holding Company will be prohibited from receiving the dividends derived from such pledged shares of Company Common Stock without the consent of the pledgees. For such shares of Company Common Stock under equity judicial freezing, paying dividends are prohibited unless such shares of Company Common Stock are released from judicial freezing.

As mentioned above, the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, and (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company, in order to satisfy the condition precedent of the Merger Agreement. Additionally, the Company’s articles of association provide that its ordinary resolutions shall be adopted by more than 50% of the voting rights held by its stockholders while its special resolutions require more than 66.6667% (or two thirds). In light of the condition precedent pursuant to the Merger Agreement and the Company’s articles of association, and assuming that (1) the Company Reorganization Stockholders and the number of shares of Company Common Stock (including the Exercised Shares defined below) owned by the Company Reorganization Stockholders remain the same prior to the closing of the Business Combination and (2) the total issued and outstanding shares of Company Common Stock on a fully diluted basis remain the same prior to and after the closing of the Business Combination, the exercise of the equity pledge and auction of judicial freezing will have the following impacts:

Prior to the closing of the Business Combination:

•        If the equity pledge and judicial freezing are partially exercised or auctioned off with respect to up to 573,028 out of 229,451,760 shares of the Company Common Stock (“Exercised Shares”) prior to the completion of the Reorganization and the Business Combination, Ch-Auto HK will be able to direct the voting rights and economic rights of 697,169,307 shares of the Company Common Stock, which takes at least 71.2184% of all the outstanding shares of the Company entitled to vote and therefore the condition precedent of the Merger Agreement can still be satisfied. In this regard, Pubco will issue at least 89,023,000 Ordinary Shares (equal to the shares of Company Common Stock owned by the Company

Reorganization Stockholders minus the Exercised Shares and then multiply by the Conversion Ratio) to the Company Reorganization Stockholders upon the consummation of the Reorganization and the remaining 281,175,062 shares representing 28.7231% voting rights thereof in the Company will be held by the non-participating stockholders and the holders of Exercised Shares. Pubco will need to account their shareholding in the Company of 28.7231%, calculated by dividing shares owned by such non-participating stockholders and the holders of Exercised Shares by the then-issued and outstanding shares of the Company, as non-controlling interest upon the consummation of Business Combination.

•        If there are less than 45,130,737 but more than 573,028 Exercised Shares prior to the completion of the Reorganization and the Business Combination, Ch-Auto HK will be able to direct the voting rights and economic rights of at least 652,611,598 shares of the Company Common Stock, which takes at least 66.6667% (or two thirds) of all the outstanding shares of the Company entitled to vote. Pursuant to the current articles of association of the Company, the auditor of the Company determines that the Holding Company shall have ability to direct, directly or indirectly, at least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of the Company entitled to vote to be able to consolidate the result of operations of the Company under the then applicable accounting standards. In the event that the Holding Company directs, directly or indirectly, more than 66.6667% (or two thirds) of the voting rights but less than 71.2184% of all outstanding equity securities of the Company entitled to vote, the condition precedent under the Merger Agreement that the Reorganization (as defined therein) shall be consummated will not be met, and SPAC is not obligated to effect and close the Merger, unless SPAC elects to waive this closing condition. If SPAC elects to waive this closing condition and the Business Combination thus can be consummated, Pubco will issue at least 83,333,333 Ordinary Shares (equal to the shares of Company Common Stock owned by the Company Reorganization Stockholders minus the Exercised Shares and then multiply by the Conversion Ratio) to the Company Reorganization Stockholders upon the consummation of the Reorganization and the remaining no less than 326,305,799 shares representing up to 33.3333% (or one third) voting rights thereof in the Company will be held by the non-participating stockholders and the holders of Exercised Shares. Pubco will need to account their shareholding in the Company of up to 33.3333% (or one third), calculated by dividing shares owned by such non-participating stockholders and the holders of Exercised Shares by the then-issued and outstanding shares of the Company, as non-controlling interest upon the consummation of Business Combination.

•        If there are more than 45,130,737 Exercised Shares, the Holding Company may only (1) have ability to direct, directly or indirectly, as little as 47.1306% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, as little as 47.1306% of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly, as little as 38.2662% of the then-issued and outstanding equity interest in the Company. In this regard, the condition precedent for closing the Business Combination under the Merger Agreement will not be satisfied and the auditor of Pubco will determine that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards. Consequently, we will not be able to consummate the Business Combination.

Following the closing of the Business Combination:

•        If there are up to 45,130,737 Exercised Shares following the completion of the Business Combination, the Holding Company will (1) have ability to direct, directly or indirectly, at least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 66.6667% (or two thirds) of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly, at least 38.2662% of the then-issued and outstanding equity interest in the Company. According to the auditor of Pubco, the results of operations of the Company can still be consolidated with those of Pubco under the then applicable accounting standards, and the remaining 33.3333% of the shares and voting rights in the Company will be recorded as non-controlling interest.

•        If there are more than 45,130,737 Exercised Shares following the completion of the Business Combination, Pubco will hold less than 66.6667% (or two thirds) of the outstanding securities of the Company through the Holding Company. Consequently, the auditor of Pubco may determine that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards. As a result, the value of Pubco’s securities may decline significantly and become worthless, and Pubco may be unable to meet the continuous listing requirement of Nasdaq.

In case that the auditor of Pubco determines that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards after the consummation of the Business Combination, Pubco will become a public shell company with no substantive operations, the share price of Pubco may decline significantly and become worthless. Pubco may be unable to meet (1) the total assets/revenue standard under Rule 5450(b)(3)(A) of the Nasdaq Listing Rules, (2) market value standard as to its publicly held shares under Rule 5450(b)(1)(C), Rule 5450(b)(2)(C) or Rule 5450(b)(3)(C) of the Nasdaq Listing Rules, or (3) minimum bid price standard under Rule 5450(a) of the Nasdaq Listing Rules.

The Voting Rights Proxy Agreement and Economic Rights Transfer Agreement may be deemed unenforceable under PRC laws.

In order to complete the Reorganization, each Entrusting Stockholder plans to enter into the Voting Rights Proxy Agreement and the Economic Rights Transfer Agreement with the Holding Company, pursuant to which, upon the consummation of the Reorganization, each Entrusting Stockholder shall transfer and assign to the Holding Company (i) all of their respective voting rights in connection with the Entrusting Stockholder’s Remaining Shares pursuant to the Voting Rights Proxy Agreement and (ii) all of their economic rights, including the right to receive dividends, in connection with the Entrusting Stockholder’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement.

Generally, the Voting Rights Proxy Agreement and Economic Rights Transfer Agreement shall be valid and legally binding on the signing parties under the PRC laws. However, such Voting Rights Proxy Agreement and Economic Rights Transfer Agreement may not be enforceable. Specifically, in judicial practice in China, even if a voting rights proxy agreement explicitly specifies that the delegation of non-property rights such as proposal rights, nomination rights, and voting rights are irrevocable, there are a few judicial precedents which hold that the will of the entrusting party should be respected when such entrusting party is unwilling to exercise these non-property rights as per the instruction of the entrusted party. Under such circumstance, the entrusted party is only entitled to claim for liabilities for breach of contract against the entrusting party.

In addition, there remains a possibility that the Economic Rights Transfer Agreement would be null and void if any creditor of the transferor can establish that the arrangement under such Economic Rights Transfer Agreement is a malicious collusion of the entrusting and entrusted parties and infringed the legitimate interests of such creditor.

Therefore, we will not be able to consummate the Business Combination if certain Voting Rights Proxy Agreements or the Economic Rights Transfer Agreements are deemed not be enforceable prior to the consummation of Business Combination. Further, if certain Voting Rights Proxy Agreements are deemed not be enforceable following the consummation of Business Combination and Pubco fails to obtain at least 66.6667% of the voting rights of all outstanding equity securities of the Company entitled to vote, consequently the auditor of Pubco may determine that Pubco is unable to consolidate the results of operations of the Company under the then applicable accounting standards, and as a result, the value of Pubco’s securities may decline significantly, and Pubco may be unable to meet the continuous listing requirement of Nasdaq.

MCAF has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If MCAF is unable to consummate a business combination, including the Business Combination, its public stockholders may be forced to wait more than months before receiving distributions from the Trust Account.

MCAF is a development stage blank check company, and it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. MCAF has until January 2, 2024 to complete a business combination unless stockholders approve an amendment to the MCAF Charter to extend the time period in which a business combination may be consummated. MCAF has no obligation to return funds to investors prior to such date unless MCAF consummates its initial business combination prior thereto and only then in cases where investors have sought to convert their shares. Furthermore, there will be no distribution with respect to the MCAF Rights, which will expire worthless as a result of MCAF’s failure to complete a business combination.

We do not have a specified maximum redemption threshold in the MCAF Charter. The absence of such a redemption threshold may make it possible for us to complete a Business Combination with which a substantial majority of our public stockholders may redeem their public shares.

The MCAF Charter does not provide a specified maximum redemption threshold, except that we will not redeem our public shares in an amount that would cause MCAF’s net tangible assets to be less than $5,000,001 upon consummation of our initial business combination and we are seeking stockholder approval of an amendment to the MCAF Charter to remove this requirement. See “Proposal Four – The NTA Requirement Amendment Proposal.” As a result, we may be able to complete our Business Combination even though a substantial portion of our public stockholders have redeemed their public shares.

In the event the aggregate cash consideration we would be required to pay for all shares of MCAF Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement (if such conditions are not waived) exceeds the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all public shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

If the NTA Requirement Amendment Proposal (Proposal No. 4) is approved Pubco can avoid the “penny stock rules” by either (1) having net tangible assets of at least $5,000,001 (the “NTA Rule” or (2) listing its Class A Ordinary Shares on the Nasdaq Stock Market (Rule 3a51-1(a)(2) or the “Exchange Rule”) If Pubco does not have net tangible assets of at least $5,000,001 and is unable to list Pubco’s Class A Ordinary Shares on Nasdaq, then Pubco may be required to comply with the “penny stock rules” and this could affect the market for Pubco securities and the ability of Pubco to raise capital following the Business Combination.

The NTA Requirement Amendment Proposal (Proposal No. 4) seeks to amend the MCAF Amended and Restated Certificate of Incorporation to expand remove the requirement that MCAF have net tangible assets of at least $5,000,001 at the closing of the Business Combination. As disclosed in MCAF’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, MCAF may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including (1) the company has net tangible assets of at least $5,000,001 (the “NTA Rule”) or (2) the company is listed on the Nasdaq Stock Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). MCAF may avoid being deemed a penny stock issuer in reliance upon the NTA Rule or the Exchange Rule.

MCAF is asking its stockholders to vote on the NTA Requirement Amendment Proposal now, because based on the pro forma financial statements of the Combined Entity, the Combined Entity may not be able to satisfy the NTA Rule.

If Pubco is not able to list its Class A Ordinary Shares on Nasdaq, Pubco’s Class A Ordinary Shares would likely then trade only in the over-the-counter market and the market liquidity of shares could be adversely affected and their market price could decrease. If Pubco’s Class A Ordinary Shares were to trade on the over-the-counter market, selling Pubco’s Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for Pubco; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for Pubco’s Ordinary Shares and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for Pubco.

If the NTA Requirement Amendment Proposal (Proposal No. 4) is approved, and Pubco fails to have net tangible assets of at least $5,000,001 and Pubco is unable to list Class A Ordinary Shares on Nasdaq, then Pubco may be required to comply with the “penny stock rules” and this could negatively affect the market for Pubco securities and the ability of Pubco to raise capital following the Business Combination.

If the NTA Requirement Amendment Proposal (Proposal No. 4) is approved and Pubco fails to have net tangible assets of at least $5,000,001, but Pubco is able to list Pubco’s Class A Ordinary Shares on Nasdaq, this would permit Pubco to avoid compliance with the “penny stock rules” and could affect our cash position following the Business Combination.

If the NTA Requirement Amendment Proposal (Proposal No. 4) is approved, there can be no guarantee that the Pubco will have net tangible assets of at least $5,000,001 immediately following the closing of the Business Combination, because Pubco can avoid being required to comply with the “penny stock rules” by listing Pubco’s Class A Ordinary Shares on Nasdaq. Having net tangible assets of less than $5,000,001 is not as good as having net tangible assets of at least $5,000,001. As disclosed in the pro forma financial statements for the Combined Entity herein, the Combined Entity will not have net tangible assets of at least $5,000,001 immediately following the closing of the Business Combination. Notwithstanding the foregoing, we do not expect the approval of the NTA Requirement

Amendment Proposal to have a material adverse effect on Pubco’s cash position following the closing of the Business Combination. It is anticipated that following the Business Combination Pubco can and will be financed with cash flow from operations and equity and debt financings.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of MCAF might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

You must tender your shares of MCAF Common Stock in order to validly seek redemption at the Special Meeting of stockholders.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your MCAF Common Stock to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

The Sponsor has agreed to vote in favor of such initial business combination, regardless of how MCAF’s public stockholders vote.

The holders of the Founder Shares have agreed (1) to vote their insider shares, private shares and any public shares acquired in MCAF’s initial public offering in favor of any proposed business combination, (2) not to propose, or vote in favor of, an amendment to the MCAF Charter that would affect the substance or timing of MCAF’s obligation to redeem 100% of our public shares if it does not complete its initial business combination by January 2, 2024 unless MCAF provides its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, net of taxes payable, divided by the number of then outstanding public shares, (3) not to convert any shares (including the insider shares) into the right to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination (or sell any shares they hold to MCAF in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of the MCAF Charter relating to the substance or timing of our obligation to redeem 100% of MCAF’s public shares if it does not complete its initial business combination by January 2, 2024, and (4) that the insider shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. As a result, MCAF would need only __________, or approximately __________ %, of the __________ shares of MCAF Common Stock to be voted in favor of the Business Combination in order to have the Business Combination approved. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote its Founder Shares in accordance with the majority of the votes cast by MCAF’s public stockholders.

The Business Combination may not be consummated timely, and MCAF’s public stockholders may be forced to wait more than 24 months (if MCAF has extended the period of time) before receiving distributions from the trust account.

MCAF’s Amended and Restated Certificate of Incorporation initially provided that MCAF had until 12 months from the closing of its IPO (or 15 or 18 months if MCAF had extended the period of time) to consummate the Business Combination. On December 15, 2022, MCAF held a Special Meeting of its Stockholders and the MCAF stockholders approved the proposal to amend MCAF’s Amended and Restated Certificate of Incorporation to extend the time period MCAF has to consummate its Business Combination for three months, from January 2, 2023 to April 2, 2023, plus an option for MCAF to further extend such date to July 2, 2023. In connection with the with the stockholders’ vote, there were

2,432,520 shares tendered for redemption for an aggregate cash payment of $24.5 million. The Company deposited $581,000 into the Trust Account to extend the time period MCAF has to consummate a Business Combination for three months from January 2, 2023 to April 2, 2023. The Company deposited an additional $343,936 into the Trust Account, on March 29, 2023, to extend the time period MCAF has to consummate a Business Combination for three months from April 2, 2023 to July 2, 2023. On June 22, 2023. Stockholders approved another amendment to MCAF’s Amended and Restated Certificate of Incorporation to further extend the deadline by which MCAF may complete its Business Combination. This amendment provides for an extension of the time period MCAF has to consummate a Business Combination for six months to January 2, 2024, provided $250,000 is deposited into the Trust Account prior to July 2, 2023. On June 27, 2023, MCAF deposited $250,000 into the Trust Account, accordingly MCAF has until January 2, 2024, to consummate a Business Combination. It is possible that the closing may not occur by this deadline due to a number of reasons, including each party’s ability to satisfy the closing condition, such as the completion of the PIPE financing and the Reorganization.

Except in connection with a stockholder vote to approve an extension of the time period in which a business combination may be completed, MCAF has no obligation to return funds to investors prior to such date unless it consummates the Business Combination prior thereto and only then in cases where investors have sought to convert their shares. Only after the expiration of this full time period will holders of MCAF Common Stock be entitled to distributions from the trust account if it is unable to complete the Business Combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate your investment, public security holders may be forced to sell their public shares, potentially at a loss.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what MCAF’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what MCAF’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

If third parties bring claims against MCAF, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00.

MCAF’s placing of funds in trust may not protect those funds from third party claims against MCAF. Although MCAF will seek to have all vendors and service providers MCAF engages and prospective target businesses MCAF negotiates with execute agreements with MCAF waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of MCAF’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with MCAF, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of MCAF’s public stockholders.

Additionally, if MCAF is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against MCAF’s which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in MCAF’s bankruptcy estate and subject to the claims of third parties with priority over the claims of MCAF’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, MCAF may not be able to return to MCAF’s public stockholders at least $10.00. As a result, if any such claims were successfully made against the Trust Account, the funds available for MCAF’s initial business combination, including the Business Combination, and redemptions could be reduced to less than $10.00 per Public Share.

MCAF’s stockholders may be held liable for claims by third parties against MCAF to the extent of distributions received by them.

The MCAF Charter provides that MCAF will continue in existence only until January 2, 2024 unless stockholders approve an amendment to the MCAF Charter to extend the period of time in which to consummate an initial business combination. If MCAF is unable to consummate a transaction within the required time periods, upon notice from MCAF, the trustee of the Trust Account will distribute the amount in its Trust Account to its public stockholders. Concurrently, MCAF shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although MCAF cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsor has contractually agreed that, if it liquidates prior to the consummation of a business combination, they will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by MCAF for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute such a waiver. However, we may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

If, after MCAF distributes the proceeds in the trust account to our public stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors.

If MCAF’s due diligence investigation of the Company was inadequate, then stockholders of MCAF following the Business Combination could lose some or all of their investment.

Even though MCAF conducted a due diligence investigation of the Company, it cannot be sure that this diligence uncovered all material issues that may be present inside the Company or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Company and its business and outside of its control will not later arise. Among other things, there is no independent third-party underwriter selling the Class A Ordinary Shares, and, accordingly, the scope of due diligence conducted in conjunction with the Merger may be different than would typically be conducted in the event CH Auto pursued an underwritten initial public offering. Before entering into the Business Combination Agreement, MCAF and CH Auto performed a due diligence review of each other’s business, operations and disclosure. However, in a typical initial public offering, the underwriters of the offering conduct independent due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. The lack of an independent due diligence review and investigation means that you must rely on the information included in this proxy statement/prospectus. Further, while potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no underwriters of Pubco Ordinary Shares that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to increased risk when compared to investing in a traditional underwritten initial public offering.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm MCAF’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against MCAF, whether or not resolved in MCAF’s favor, could result in substantial costs and divert MCAF’s management’s attention from other business concerns, which could adversely affect MCAF’s business and cash resources and the ultimate value MCAF’s stockholders receive as a result of the Business Combination.

MCAF’s ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of its key personnel and the Company’s key personnel, all of whom are expected to remain with the Combined Entity following the Business Combination.

MCAF’s ability to successfully effect the Business Combination is dependent upon the efforts of MCAF’s key personnel, including key personnel of the Company. Although MCAF expects all of such key personnel to remain with the Combined Entity following the Business Combination, it is possible that MCAF will lose some key personnel, the loss of which could negatively impact the operations and profitability of the Combined Entity. While MCAF intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause MCAF to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect its operations.

MCAF is requiring stockholders who wish to redeem their public shares in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

MCAF is requiring stockholders who wish to redeem their Common Stock to either tender their certificates to Continental or to deliver their shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is MCAF’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. Accordingly, if it takes longer than MCAF anticipates for stockholders to deliver their Common Stock, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Common Stock.

MCAF will require its public stockholders who wish to redeem their public shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If MCAF requires public stockholders who wish to redeem their public shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, MCAF will promptly return such certificates to its public stockholders. Accordingly, investors who attempted to redeem their public shares in such a circumstance will be unable to sell their securities after the failed acquisition until MCAF has returned their securities to them. The market price for shares of our MCAF Common Stock may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

If MCAF’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Pubco’s securities.

MCAF’s Initial Stockholders are entitled to make a demand that it registers the resale of their Insider Shares at any time commencing three months prior to the date on which their shares may be released from escrow. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional _______ Pubco Class A Ordinary Shares eligible for trading in the public market. The presence of these additional Pubco Class A Ordinary Shares trading in the public market may have an adverse effect on the market price of Pubco securities.

MCAF will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its stockholders.

MCAF is not required to obtain an opinion from an unaffiliated third party that the price it is paying in the Business Combination is fair to its public stockholders from a financial point of view. MCAF’s public stockholders, therefore, must rely solely on the judgment of the Board.

MCAF’s Sponsor, directors and officers have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

MCAF’s Sponsor, officers and directors and their respective affiliates and associates have interests in and arising from the Business Combination that are different from or in addition to (and which may conflict with) the interests of MCAF’s public stockholders, which may result in a conflict of interest. These interests include:

•        unless MCAF consummates an initial business combination by January 2, 2024 (unless such date has been extended), MCAF’s officers, directors and sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account from the MCAF IPO and Private Placement;

•        With certain limited exceptions, 50% of the founder shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of the Business Combination and the date the closing price of MCAF Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination and the remaining 50% of the insider shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Business Combination or earlier in either case if, subsequent to the Business Combination, MCAF completes a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property;

•        the fact that Sponsor paid an aggregate of US$25,000 for its Founder Shares and such securities will have a significantly higher value at the time of the Business Combination; and

•        the fact that Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed initial business combination.

A market for Pubco’s securities may not develop after the Business Combination, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of Pubco’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Pubco’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of Pubco’s securities after the Business Combination can vary due to general economic conditions and forecasts, Pubco’s general business condition and the release of Pubco’s financial reports. Additionally, if Pubco’s securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Pubco’s securities may be more limited than if Pubco were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that Pubco will be able to be approved for listing or comply with the continued listing standards of Nasdaq.

Pubco’s eligibility for listing after the Business Combination may depend on the number of shares of MCAF Common Stock that are redeemed. If Pubco is unable to have its securities listed on Nasdaq, MCAF and its stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for Pubco Class A Ordinary Shares that are received in exchange for their shares of MCAF Common Stock;

•        a limited amount of analyst coverage; and

•        a decreased ability of Pubco to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of Pubco’s securities may decline as compared to MCAF Common Stock before the Business Combination.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Pubco’s securities may decline. The market values of MCAF’s securities at the time of the consummation of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which MCAF’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of Pubco’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the Company’s stock and trading in the shares of MCAF Common Stock has not been active. Accordingly, the valuation ascribed to the Company and MCAF Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Pubco’s securities develops and continues, the trading price of Pubco’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Pubco’s control. Any of the factors listed below could have a material adverse effect on your investment in Pubco’s securities and Pubco’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Pubco’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the Combined Entity’s securities following the Business Combination may include:

•        actual or anticipated fluctuations in the Combined Entity’s quarterly financial results or the quarterly financial results of companies perceived to be similar to the Combined Entity’s;

•        changes in the market’s expectations about the Combined Entity’s operating results;

•        success of competitors;

•        the Combined Entity’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning the Combined Entity or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to the Combined Entity;

•        the Combined Entity’s ability to develop product candidates;

•        changes in laws and regulations affecting the Combined Entity’s business;

•        commencement of, or involvement in, litigation involving the Combined Entity;

•        changes in the Combined Entity’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of the Combined Entity’s securities available for public sale;

•        any major change in the board or management;

•        sales of substantial amounts of Pubco Class A Ordinary Shares directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Combined Entity’s securities irrespective of its operating performance. The stock market in general and Nasdaq in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Combined Entity’s securities, may not be predictable. A loss of investor confidence in the market for EV stocks or the stocks of other companies which investors perceive to be similar to the Combined Entity could depress the Combined Entity’s stock price regardless of the Combined Entity’s business, prospects, financial conditions or results of operations. A decline in the market price of the Combined Entity’s securities also could adversely affect the Combined Entity’s ability to issue additional securities and the Combined Entity’s ability to obtain additional financing in the future.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about the Combined Entity, its business, or its market, or if they change their recommendations regarding the Combined Entity’s securities adversely, the price and trading volume of the Combined Entity’s securities could decline.

The trading market for the Combined Entity’s securities will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on MCAF or the Combined Entity. If no securities or industry analysts commence coverage of the Combined Entity, MCAF’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the Combined Entity change their recommendation regarding its securities adversely, or provide more favorable relative recommendations about its competitors, the price of the Combined Entity’s securities would likely decline. If any analyst who may cover the Combined Entity were to cease coverage of the Combined Entity or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which could cause its stock price or trading volume to decline.

The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of the Combined Entity’s securities.

Sales of a substantial number of shares of the Combined Entity’s securities in the public market could occur at any time. If the Combined Entity’s shareholders sell, or the market perceives that the Combined Entity’s shareholders intend to sell, substantial amounts of the Combined Entity’s securities in the public market, the market price of the Combined Entity’s securities could decline.

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the MCAF IPO. The holders of the majority of these securities are entitled to make up to three demands that MCAF register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to MCAF’s consummation of a business combination. The presence of these additional Pubco Class A Ordinary Shares trading in the public market may have an adverse effect on the market price of the Combined Entity’s securities.

MCAF’s public stockholders may experience dilution as a consequence of, among other transactions, the issuance of Class A Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that MCAF’s current stockholders have on the management of the Combined Entity.

It is anticipated that, upon the closing of the Business Combination, MCAF’s public stockholders will retain an ownership interest of approximately 2.2% in the Combined Entity, the Sponsor will retain an ownership interest of approximately 1.7% in the Combined Entity, the Representative will own 0.2%, the Financial Advisors will own 3.9% and the Reorganization Shareholders will own approximately 92.0% of the outstanding common stock of the Combined Entity, assuming the Minimum Redemption scenario.

The above ownership percentage with respect to the Combined Entity following the Business Combination is based on 96,805,412 Pubco Ordinary Shares to be issued and outstanding upon consummation of the Business Combination Such amount includes (1) the issuance of 89,096,171 Pubco Ordinary Shares in the Reorganization (assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement), including 58,913,241 Pubco Class A Ordinary Shares to be issued to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and 30,182,930 Pubco Class B Ordinary Shares to be issued to the Founders; (2) the issuance of up to 2,081,991 Pubco Class A Ordinary Shares to MCAF’s public stockholders in connection with the Merger which includes the 575,000 shares issuable upon the conversion of the MCAF Rights; (3) the issuance of up to 1,688,500 Pubco Class A Ordinary Shares to the Sponsor in connection with the Merger; (4) the issuance of 188,750 Pubco Class A Ordinary Shares to the representative in MCAF’s IPO; (5) the issuance of an aggregate of 1,875,000 Pubco Class A Ordinary Shares to CBC and 625,000 Pubco Class A Ordinary Shares to Revere as financial advisors and M&A consultants to the Business Combination; and (6) the issuance of 1,250,000 Class A Ordinary Shares to BHTIC as due diligence consultant, assuming the Minimum Redemption scenario.

The ownership percentages with respect to the Combined Entity following the Business Combination does not take into account the redemption of any shares by MCAF’s public stockholders (other than the Actual Redemptions) and assume (i) no adjustment to the Company Equity Valuation as set forth in the Merger Agreement, and (ii) no issuance of (a) Pubco Ordinary Shares pursuant to the PIPE Financing, or (b) Pubco Ordinary Shares upon the exercise of the assumed options of the Company, if any. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Company’s existing stockholders in the Combined Entity will be different.

Activities taken by MCAF’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of the MCAF’s securities.

MCAF’s Sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of MCAF’s Sponsor, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of MCAF’s Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by MCAF’s Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such Proposals would be approved. If the market does not view the Business Combination positively, purchases of Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of MCAF’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of MCAF’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by MCAF or the persons described above have been entered into with any such investor or holder. MCAF will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect MCAF’s business, investments and results of operations.

MCAF is subject to laws, regulations and rules enacted by national, regional and local governments. In particular, MCAF is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on MCAF’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on MCAF’s business and results of operations.

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Our Sponsor is not controlled by, or has substantial ties with a non-U.S. person nor is Pubco or the Company a U.S. target company. As such, we do not believe the Business Combination will be subject to CFIUS review. However, if the Business Combination was terminated and we elected to do an initial business combination with a U.S. business that is subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business, it is possible that any such business combination would become subject to CFIUS review. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by January 2, 2024 (unless such date has been further extended) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public shareholders may only receive $10.00 per share, and our rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Risks Related to Pubco

Currently, there is no public market for the Pubco Class A Ordinary Shares. MCAF stockholders cannot be sure that an active trading market will develop for or of the market price of the ordinary shares of Pubco they will receive or that Pubco will successfully obtain authorization for listing on the Nasdaq Stock Market.

As part of the Business Combination, (1) pursuant to the Merger each share of MCAF Common Stock will be exchanged for one newly issued Class A Ordinary Share of Pubco and (2) pursuant to the Reorganization each ordinary share of the Company will be exchanged, in accordance with the Exchange Ratio into Class A Ordinary Shares of Pubco. Pubco is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. MCAF, the Company and Pubco plan to cause the Class A Ordinary Shares of Pubco to be issued in the Business Combination to be approved for listing on the Nasdaq Stock Market prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq Stock Market does not ensure that a market for the Class A Ordinary Shares of Pubco will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the Class A Ordinary Shares of Pubco following the closing of the Business Combination and the Class A Ordinary Shares of Pubco may trade at a price less than the current market price of the common stock of MCAF.

Even if Pubco is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their Class A Ordinary Shares. If a public market for the Pubco Class A Ordinary Shares does not develop, investors may not be able to re-sell their Pubco Class A Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. Pubco cannot predict the extent to which investor interest in Pubco will lead to the development of an active, liquid trading market. The trading price of and demand for the Class A Ordinary Shares of Pubco following completion of the Business Combination and the development and continued existence of a market and favorable price for the Class A Ordinary Shares of Pubco will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of Pubco, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Class A Ordinary Shares of Pubco to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the price and liquidity of the Class A Ordinary Shares of Pubco. Many of these factors and conditions are beyond the control of Pubco or Pubco shareholders.

Pubco’s share price may be volatile and could decline substantially.

The market price of Pubco Class A Ordinary Shares may be volatile, both because of actual and perceived changes in the Company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in Pubco’s share price may include, among other factors discussed in this section, the following:

•        actual or anticipated variations in the financial results and prospects of the Company or other companies in the digital asset-related industry;

•        changes in economic and financial market conditions;

•        changes in the market valuations of other companies in the digital asset-related industry;

•        announcements by Pubco or its competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•        mergers or other business combinations involving Pubco;

•        additions and departures of key personnel and senior management;

•        changes in accounting principles;

•        the passage of legislation or other developments affecting Pubco or its industry;

•        the trading volume of Pubco Class A Ordinary Shares in the public market;

•        the release of lockup, escrow or other transfer restrictions on Pubco’s issued and outstanding equity securities or sales of additional equity securities;

•        potential litigation or regulatory investigations;

•        changes in financial estimates by research analysts;

•        natural disasters, terrorist acts, acts of war or periods of civil unrest; and

•        the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Pubco Class A Ordinary Shares.

The sale or availability for sale of substantial amounts of Pubco Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the Pubco Class A Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the Pubco Class A Ordinary Shares and could materially impair Pubco’s ability to raise capital through equity offerings in the future. The Pubco Class A Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Reorganization, the Pubco Reorganization Shareholders will exchange the equity interests in Pubco and the Company held by them for Pubco Class A Ordinary Shares upon the consummation of the Reorganization and have agreed, subject to certain exceptions, not to sell any Pubco Class A Ordinary Shares for 180 days after the date of this proxy statement/prospectus without the prior written consent of Pubco. There will be __________ issued and outstanding Pubco Class A Ordinary Shares immediately after the Business Combination. Market sales of securities held by Pubco’s significant shareholders or any other holders or the availability of these securities for future sale will have a material impact on the market price of the Pubco Class A Ordinary Shares.

Pubco will issue Class A Ordinary Shares as consideration for the Business Combination, and Pubco may issue additional Class A Ordinary Shares or other equity or convertible debt securities without approval of the holders of Pubco Class A Ordinary Shares which would dilute existing ownership interests and may depress the market price of Pubco Class A Ordinary Shares.

The Company incurred a net loss of US$67.6 million and US$130.1 million in 2021 and 2022, respectively. In addition, the net cash used by us in operating activities was approximately US$20.1 million and US$7.3 million in 2021 and 2022, respectively. As of December 31, 2021 and 2022, the Company had a total of US$153.8 million and US$94.6 million, respectively, in short-term or long-term borrowings from commercial banks and other third parties. These adverse conditions create doubt over the Company’s ability to continue as a going concern. In light of the foregoing circumstances, the Company’s independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to the Company’s ability to continue as a going concern in its report on the Company’s consolidated financial statements for the years ended December 31, 2021 and 2022, and the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that the consolidated financial statements for the years ended December 31, 2021 and 2022 were issued. The Company will also need significant capital to, among other things, repay its indebtedness, conduct research and development and expand its production capacity as well as roll out its service network. As the Company ramps up its production capacity and operations, it may also require significant capital to maintain its property, plant and equipment and such costs may be greater than anticipated. After the consummation of the Business Combination, Pubco may need to issue additional Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future to fund its operations and repay its indebtedness, in certain circumstances without the approval of the holders of the Pubco Class A Ordinary Shares. Any such issuances of additional share capital may cause shareholders of Pubco to experience significant dilution of their ownership interests and the per share value of Pubco Class A Ordinary Shares to significantly decline.

Volatility in Pubco’s share price could subject Pubco to securities class action litigation.

The market price of Pubco Class A Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Pubco may be the target of this type of litigation and investigations. Securities litigation against Pubco could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm Pubco’s business.

The requirements of being a public company may strain Pubco’s resources, divert Pubco management’s attention and affect Pubco’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, Pubco will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq Stock Market listing requirements and other applicable securities rules and regulations. As such, Pubco will incur relevant legal, accounting and other expenses, and these expenses may increase even more if Pubco no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that Pubco files annual and current reports with respect to Pubco’s business and operating results. The Sarbanes-Oxley Act requires, among other things, that Pubco maintain effective disclosure controls and procedures and internal control over financial reporting. Pubco may need to hire more employees or engage outside consultants to comply with these requirements, which will increase Pubco’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pubco expected these laws and regulations to increase Pubco’s legal and financial compliance costs and to render some activities more time-consuming and costly, although Pubco is currently unable to estimate these costs with any degree of certainty.

Many members of Pubco’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Pubco’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing Pubco’s growth strategy, which could prevent the improvement of Pubco’s business, financial condition and results of operations. Furthermore, Pubco expects these rules and regulations to make it more difficult and more expensive to obtain director and officer liability insurance for the Pubco, and consequently Pubco may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on Pubco’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of Pubco’s board of directors, particularly to serve on Pubco’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, Pubco’s business and financial condition will become more visible, which Pubco believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, Pubco’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in Pubco’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on Pubco’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of the Pubco’s securities.

The trading market for Pubco’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for Pubco ordinary shares.

A possible “short squeeze” due to a sudden increase in demand of Pubco Class A Ordinary Shares that largely exceeds supply may lead to price volatility in Pubco Class A Ordinary Shares. Investors may purchase Pubco Class A Ordinary Shares to hedge existing exposure or to speculate on the price of the Pubco Class A Ordinary Shares. Speculation on the price of Pubco Class A Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of Pubco Class A Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase Pubco Class A Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Pubco Class A Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Pubco Class A Ordinary Shares that are not directly correlated to the operating performance of Pubco.

It is not expected that Pubco will pay dividends in the foreseeable future after the Proposed Business Combination.

It is expected that Pubco will retain most, if not all, of Pubco’s available funds and any future earnings to fund the development and growth of Pubco’s business. As a result, it is not expected that Pubco will pay any cash dividends in the foreseeable future.

Pubco’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from Pubco’s subsidiaries, Pubco’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that Pubco Class A Ordinary Shares will appreciate in value or that the trading price of the shares will not decline.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about Pubco, the price and trading volume of Pubco Class A Ordinary Shares could decline significantly.

The trading market for Pubco Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about Pubco or its business. Securities and industry analysts do not currently, and may never, publish research on Pubco. If no securities or industry analysts commence coverage of Pubco, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Pubco downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of Pubco or fail to publish reports on Pubco, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

Pubco will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to domestic public companies in the United States.

Pubco expects to qualify as a foreign private issuer under the Exchange Act upon the consummation of the Business Combination. As a foreign private issuer, Pubco will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material non-public information under Regulation FD.

Pubco will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Pubco will publish Pubco’s results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Pubco is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about Pubco than you would receive about a U.S. domestic public company.

Pubco could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of Pubco’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of Pubco’s directors or executive officers are U.S. citizens or residents; (2) more than 50% of Pubco’s assets are located in the United States; or (3) Pubco’s business is administered principally in the United States. If Pubco loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Pubco would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Pubco’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

If Pubco were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our securities.

Upon the completion of the Business Combination, Pubco will indirectly hold at least 38.9733% of the total issued and outstanding equity interests in the Company on a fully-diluted basis, and at least 71.2769% voting rights of all the outstanding shares of the Company entitled to vote. Pursuant to Section 3(a)(1)(C) of the Investment Company Act of

1940 (the “Investment Company Act”) and/or the exemption provided in Rule 3a-1 under the Investment Company Act, Pubco is not an “investment company” and does not intend to become registered as an “investment company” under the Investment Company Act. Rather, Pubco is primarily engaged in the business of new energy vehicle design, development, manufacturing and sales. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. Pubco intends to continue to conduct its operations such that it will not be deemed an investment company under Section 3(a)(1)(C) and/or will be able to rely on the exemption provided in Rule 3a-1 under the Investment Company Act. However, Pubco may be deemed as an investment company (1) if all the equity pledges on the relevant shares of the Company are exercised, and all shares subject to judicial freezing are auctioned off pursuant to PRC law after the completion of the Business Combination; and (2) if Pubco or the Company is unable to remedy the reduction in equity interests and voting rights by repurchasing additional equity interests of the Company, or successfully negotiating with creditors regarding repayment terms to reduce the amount of shares subject to equity pledge and judicial freezing.

If, at any time, Pubco becomes or is determined to be primarily engaged in the business of investing, reinvesting or trading in securities, it could become subject to regulation under the Investment Company Act. If Pubco were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject it to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of its contracts would be deemed unenforceable. Additionally, as a foreign private issuer, Pubco would not be eligible to register under the Investment Company Act. Accordingly, Pubco would either have to obtain exemptive relief from the SEC, modify its contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on Pubco. Additionally, Pubco may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make Pubco unable to comply with its reporting obligations as a public company in the United States and lead to its being delisted from Nasdaq, which would have a material adverse effect on the liquidity and value of its securities.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Pubco is incorporated under the law of the Cayman Islands, Pubco conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.

Pubco is incorporated under the law of the Cayman Islands, Pubco conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. Pubco’s corporate affairs are governed by Pubco’s memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of Pubco’s directors to Pubco under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Pubco’s shareholders and the fiduciary responsibilities of Pubco’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. As a result, it may be difficult or impossible for you to bring an action against Pubco or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against Pubco’s assets or the assets of Pubco’s directors and officers. Shareholders of Cayman Islands exempted companies such as Pubco have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. Pubco’s directors have discretion under Pubco’s Second Amended Articles to determine whether or not, and under what conditions, Pubco’s corporate records may be inspected by Pubco’s shareholders, but are not obliged to make them available to Pubco’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

Pubco will be an “emerging growth company,” as defined under the federal securities laws, and Pubco cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Pubco’s securities less attractive to investors.

Pubco will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the closing of the Business Combination, (b) in which Pubco has total annual gross revenue of at least $1.235 billion or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco’s Shares held by non-affiliates equals or exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that Pubco will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Pubco’s independent registered public accounting firm provide an attestation report on the effectiveness of Pubco’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If Pubco elects not to opt out of such extended transition period, which means that when a standard is issued or revised and Pubco has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after Pubco no longer qualifies as an “emerging growth company,” as long as Pubco continues to qualify as a foreign private issuer under the Exchange Act, Pubco will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, Pubco will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, Pubco’s shareholders may not have access to certain information they deem important. Pubco cannot predict if investors will find Pubco Class A Ordinary Shares less attractive because Pubco relies on these exemptions. If some investors find Pubco Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Pubco Class A Ordinary Shares may be more volatile.

Pubco may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Based on the composition of the income, assets and operations of Pubco, the Company and its subsidiaries for the fiscal year ended December 31, 2021, Pubco does not expect to be a PFIC in the taxable year that includes the Business Combination, although there can be no assurance in this regard. Following the Business Combination, the determination of whether or not Pubco is a PFIC is made on an annual basis and will depend on the composition of Pubco and its subsidiaries’ income and assets, and the market value of Pubco and its subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of its gross income in that taxable year is passive income, or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of Pubco and its subsidiaries’ assets will be based, in part, on the quarterly market value of Pubco Class A Ordinary Shares, which is subject to change.

The determination of whether Pubco or its subsidiaries will be or become a PFIC may also depend, in part, on how, and how quickly, it uses liquid assets and the cash acquired from MCAF in the Business Combination and the PIPE Financing or otherwise. If Pubco were to retain significant amounts of liquid assets, including cash, the risk of Pubco being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that Pubco will not be a PFIC for the taxable year that includes the Business Combination or any future taxable year, and no opinion of counsel has or will be provided regarding the classification of Pubco as a PFIC. If Pubco were classified as a PFIC for any year during which a U.S. Holder held Pubco Class A Ordinary Shares, it generally would continue to be treated as a PFIC for all succeeding years during which such holder held Pubco Class A Ordinary Shares.

If Pubco were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of Pubco Class A Ordinary Shares. For example, if Pubco is a PFIC, U.S. Holders of Pubco Class A Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. Pubco cannot assure any investor that Pubco will not be a PFIC for the taxable year that includes the Business Combination or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause Pubco to be classified as a PFIC and the consequences if Pubco is classified as a PFIC.

Because under certain attribution rules Pubco’s non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of Pubco ordinary shares who own, directly or indirectly, ten percent or more of Pubco Ordinary Shares (by vote or value).

If a United States person (as defined in Section 7701(a)(30) of the Code) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of all classes of Pubco’s shares entitled to vote or at least 10% of the total value of shares of all classes of Pubco’s shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFCs”) in Pubco’s group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not Pubco makes any distributions of profits or income of such CFC to such United States shareholder. If a U.S. Holder is treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject such holder to significant monetary penalties and may extend the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. Additionally, a United States shareholder of a CFC that is an individual would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation.

The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. Because MCAF will be a wholly owned U.S. subsidiary of Pubco after the Business Combination, the application of those attribution rules may cause our non-U.S. subsidiaries to be treated as CFCs. Pubco cannot provide any assurances that it will assist holders of its shares in determining whether Pubco or any of its non-U.S. subsidiaries are treated as CFCs or whether any holder of the Pubco Class A Ordinary Shares is treated as a United States shareholder with respect to any such CFC, nor does Pubco expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in the Pubco Class A Ordinary Shares.

The U.S. Internal Revenue Service may not agree that Pubco should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although Pubco is incorporated in the Cayman Islands, the U.S. Internal Revenue Service (“IRS”) may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Pubco is an entity incorporated in the Cayman Islands, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination,” based on the terms of the Business Combination and certain factual assumptions, Pubco is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Pubco as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code Pubco’s status as a foreign corporation for U.S. federal income tax purposes, Pubco and certain Pubco shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Pubco and future withholding taxes on certain Pubco shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

See “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors in Pubco should consult their own advisors regarding the application of Section 7874 of the Code to the Business Combination.

SPECIAL MEETING OF MCAF STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to the MCAF stockholders as part of the solicitation of proxies by the MCAF Board for use at the Special Meeting to be held on __________, 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about __________, 2023 in connection with the vote on the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on __________, 2023 at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. The MCAF Board has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ __________. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of MCAF Common Stock to approve the following Proposals:

1.      The Business Combination Proposal to approve the merger of Merger Sub a subsidiary of Pubco with and into MCAF whereby MCAF will be the surviving corporation. The completion of the Reorganization, among other things, is a condition precedent to the Merger.

2.      The Governance Proposals to approve, on a non-binding advisory basis, certain differences between MCAF and Pubco including the governance provisions set forth in the Pubco’s Second Amended Articles, as compared to MCAF’s current Certificate of Incorporation.

3.      The 2023 Plan Proposal to approve the CH AUTO Inc. 2023 Equity Incentive Plan.

4.      The NTA Requirement Amendment Proposal to approve an amendment to the MCAF Amended and Restated Certificate of Incorporation to expand the methods that MCAF may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission.

5.      The Adjournment Proposal to approve the adjournment of the Special Meeting in the event MCAF does not receive the requisite stockholder vote to approve any of the above Proposals.

Recommendation of the MCAF Board

The MCAF Board:

•        has determined that each of the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal, are fair to, and in the best interests of, MCAF and its stockholders;

•        has approved the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal; and

•        recommends that the MCAF stockholders vote “FOR” each of the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal.

The MCAF Board members have interests that may be different from or in addition to your interests as a stockholder. See “Proposal One — The Business Combination Proposal — Interest of MCAF’s Directors and Officers in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on __________, 2023, as the record date for determining those MCAF stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on __________, 2023, there were __________ shares of MCAF Common Stock outstanding and entitled to vote. Each holder of MCAF Common Stock is entitled to one vote per share on each of the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal. As of __________, 2023, the Sponsor collectively owns and is entitled to vote __________ shares of MCAF Common Stock, or approximately __________% of the issued and outstanding shares of MCAF Common Stock. With respect to the Business Combination, the Sponsor and _______________________, which owns approximately __________% of the issued and outstanding shares of MCAF Common Stock as of the record date, have agreed to vote their MCAF Common Stock acquired by them in favor of the Business Combination. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Quorum and Required Vote for the Proposals

A quorum of MCAF stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented in person or by proxy. A MCAF stockholder present in person or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of MCAF Common Stock present and entitled to vote at the Special Meeting; provided, however, that if __________ or more of the holders of MCAF Common Stock exercise their redemption rights then the Business Combination may not be completed. Attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of MCAF Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of MCAF Common Stock that you own.

There are two ways to ensure that your shares of MCAF Common Stock are voted at the Special Meeting:

•        You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the MCAF Board, “FOR” the adoption of the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal, the NTA Requirement Amendment Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You can attend the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ __________. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED,

THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our proxy solicitor, Advantage Proxy, in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting in virtual meeting format, revoke your proxy, and vote your shares, as indicated above.

Who Can Answer Your Questions About Voting Your Shares?

If you have any questions about how to vote or direct a vote in respect of your shares of MCAF Common Stock, you may contact Advantage Proxy, MCAF’s proxy solicitor, at 877-870-8565 or email Karen Smith at KSmith@advantageproxy.com and banks and brokers call at __________.

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to MCAF’s amended and restated certificate of incorporation, a holder of MCAF Common Stock has the right to have its public shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must (1) demand, no later than 5:00 p.m., Eastern time on __________, 2023 (two (2) business days before the Special Meeting), that MCAF redeem your shares into cash; and (2) submit your request in writing to MCAF’s transfer agent, at the address listed at the end of this section and deliver your shares to MCAF’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Special Meeting. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the MCAF Common Stock for which you are electing redemption by two (2) business days before the Special Meeting by either:

•        Delivering certificates representing the shares of MCAF Common Stock to MCAF’s transfer agent, or

•        Delivering the MCAF Common Stock electronically through the DWAC system.

MCAF stockholders will be entitled to redeem their MCAF Common Stock for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately $10.00 per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by MCAF’s transfer agent no later than two (2) business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of MCAF Common Stock as of the record date. Any public stockholder who holds MCAF Common Stock on or before __________, 2023 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you choose to deliver MCAF Common Stock electronically through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and MCAF’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is MCAF’s understanding that MCAF stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. MCAF does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. MCAF stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it no longer wants to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. MCAF anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by MCAF public stockholders, MCAF will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $10.00 per share. If you exercise your redemption rights, you will be exchanging your MCAF Common Stock for cash and will no longer own the shares. If MCAF is unable to complete the Business Combination by November 17, 2022 (or up to May 17, 2023 if such period is extended by our insiders as described herein), it will liquidate and dissolve and public stockholders would be entitled to receive approximately $10.00 per share upon such liquidation.

Holders of outstanding MCAF Units must separate the underlying MCAF Common Stock and MCAF Rights prior to exercising redemption rights with respect to the MCAF Common Stock. If MCAF Units are registered in a holder’s own name, the holder must deliver the certificate for its MCAF Units to the transfer agent with written instructions to separate the MCAF Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the MCAF Common Stock from the MCAF Units.

If a broker, dealer, commercial bank, trust company or other nominee holds MCAF Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s MCAF Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of MCAF Units to be separated and the nominee holding such MCAF Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant MCAF Units and a deposit of an equal number of MCAF Common Stock and MCAF Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the MCAF Common Stock from the MCAF Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their MCAF Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Common Stock Certificates in connection with Redemption Rights

MCAF is requiring the MCAF public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to MCAF’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC

System. The transfer agent will typically charge the tendering broker this cost and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether MCAF requires holders seeking to exercise redemption rights to tender their shares of MCAF Common Stock. The need to deliver shares of MCAF Common Stock is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made if the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, MCAF will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the MCAF Board. This solicitation is being made by mail but also may be made by telephone or in person. MCAF and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. Advantage Proxy, a proxy solicitation firm that MCAF has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

MCAF will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. MCAF will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Special Meeting.

If the Business Combination is not approved and MCAF does not consummate an initial business combination by January 2, 2024 (unless such date has been extended), MCAF will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public shareholders and the MCAF Rights will expire worthless.

PROPOSAL ONE — THE BUSINESS COMBINATION PROPOSAL

Background of the Business Combination

MCAF is a blank check company incorporated in Delaware on March 2, 2021. MCAF was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On July 2, 2021, MCAF consummated its IPO of 5,000,000 MCAF Units, each MCAF Unit consisting of one share of MCAF Common Stock, and one MCAF Right. The MCAF Units were sold at a price of US$10.00 per Unit, generating gross proceeds to MCAF of US$50,000,000. Simultaneously with the closing of the IPO, MCAF consummated a private placement with the sponsor of 195,000 Private Units at a price of US$10.00 per Unit, for a total purchase price of US$1,950,000.

On July 6, 2021, the underwriters exercised the over-allotment option in full and MCAF issued the over-allotment option MCAF Units to the underwriters. The total aggregate issuance by MCAF of the over-allotment option MCAF Units at a price of US$10.00 per unit resulted in total gross proceeds of US$7,500,000. Also on July 6, 2021, simultaneously with the sale of the over-allotment option MCAF Units, MCAF consummated the private sale of an additional 15,000 Private Units, generating gross proceeds of US$150,000.

After deducting the underwriting fee (excluding the deferred underwriting commission of US$1,725,000, which amount will be payable upon consummation of the Business Combination, if consummated), the IPO expenses and post IPO working capital, the total net proceeds from our IPO and the sale of the Private Placement Units, US$57,500,000 (or US$10.00 per Unit sold), was placed in the Trust Account.

Prior to the consummation of its IPO, neither MCAF nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with MCAF. After closing the IPO, the officers and directors of MCAF initiated contact with and were approached by several potential targets and/or advisors. From the IPO through our entering into an exclusive term sheet with the Company, MCAF had communicated with approximately 20 potential targets and/or their advisors. Of those potential targets, MCAF entered into non-disclosure agreements with three and conducted additional due diligence and/or detailed discussions with them. Besides the Company, MCAF did not continue talks with the other two companies (Target A and Target B) due to discrepancies in valuation expectations and commercial terms.

On December 9, 2021, an investment bank who served as Target A’s advisor reached out to Dr. Liu introducing Target A. Target A is a leading manufacturer in the touch sensor and display industry using advanced materials headquartered in the United States. On December 16, 2021, MCAF was provided with an overview of Target A along with some of its key business and financial highlights on a teleconference call, and was later provided access to Target A’s data room as well. After reviewing the information, MCAF began preliminary due deal discussions with Target A on December 19, 2021. Initially, MCAF found Target A enticing given both the size (approximately US$3.5 trillion for end-users) and diversity (applications in display/touch, automotive and life sciences, among other industries) of its total addressable markets. The growth trajectory of Target A’s financials also appeared attractive, with projected revenues to increase from about US$10 million to over US$200 million during the 5-year span of 2022 to 2026. However, through further diligence MCAF learned that the achievability of this growth would depend heavily on the financing to be raised, with a total of more than US$100 million desired between the trust account of a SPAC and a PIPE. Without this financing, it appeared a significant challenge for Target A to breakthrough its current stage of product and commercial development. In light of the capital markets challenges especially around PIPEs, MCAF ultimately decided not to proceed with this target company and the parties stopped further discussions on January 26, 2022.

On January 5, 2022, a New York-based advisory firm, whose principals are friends with Dr. Liu, introduced Target B to MCAF. Target B is in the lithium battery industry developing and deploying solutions for light electric vehicles such as e-bikes and e-scooters. Based in China, Target B leads in the region in terms of market share, while it also has significant presence in Europe and the rest of the world. On January 10, 2022, the parties held a teleconference call where an overview as well as a financial model was presented to MCAF. After reviewing the information provided, MCAF began preliminary deal discussions with Target B. Although Target B’s proposed pre-transaction equity value of US$2.6 billion, corresponding to approximately 65x in estimated 2022 P/E multiple, was in line with the valuation of the lithium battery market leader Contemporary Amperex Technology Co., Limited (300750.SZ), MCAF sought discount to this comparative valuation considering the economy of scale as well as the brand awareness advantages that

Contemporary Amperex Technology Co., Limited has over Target B. However, Target B argued for more nimbleness and faster growth as counter factors and would not accept the discount. Given this differential in valuation, the parties agreed to pause further discussions in late January 2022.

On November 3, 2021, Mr. Qiang Zeng, the chairman and partner of CBC reached out to Dr. Liu to explore, inter alia, a possible merger between MCAF and the Company. CBC reached out to Dr. Liu, the CEO of MCAF, because Dr. Liu had previously served as part of the sponsor of a special purpose acquisition company that had successfully completed a business combination transaction.

On November 7, 2021, Dr. Liu had an introductory meeting with Mr. Qun Lu, the Chairman and CEO of the Company, along with CBC via teleconference. During the meeting, Mr. Lu provided a business presentation with an overview of the Company, including high level financials and projected financing needs. There was no discussion of valuation during this meeting.

Following the meeting, MCAF conferred with CBC during November 2021. The parties discussed, inter alia, the Company’s first mover advantage in all-electric sports vehicle production in China, its production and sales plan, and CBC’s suggestion on a potential PIPE financing plan.

On December 4, MCAF, the Company and CBC held another teleconference. the Company updated MCAF on its potential geographic expansion into especially the Middle East region. MCAF requested, as due diligence items, the Company’s detailed ownership information and estimated audit completion timeline.

In the following weeks, the Company provided MCAF with the ownership information requested and began the engagement process of an auditor. The parties kept in touch although there were only periodic interactions between the parties due to the holiday season of December 2021 in the United States and the holiday season of January 2022 in China.

After the holidays, discussions on deal terms increased in cadence. On February 2, 2022, MCAF received a summary of key terms agreed to by the Company setting forth, inter alia, a pre-money equity value of US$1.3 billion, a PIPE financing of US$100 million that the Company would use best efforts to raise, a purchase of 200,000 shares of common stock of MCAF by the Company from Sponsor for a total purchase price of US$3 million, a mutual exclusivity period of 4 weeks, completion of audited consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2021, prepared in conformity with U.S. GAAP under the standards of the PCAOB by April 30, 2022, and the post-merger board of directors to consist of the existing members of the Company’s board of directors and one additional member to be designated by MCAF.

Following a consultation on the summary of key terms with Loeb & Loeb LLP (“L&L”), MCAF’s legal counsel, on February 7, 2022, MCAF provided a term sheet to the Company, which, inter alia, confirmed the terms presented by the Company (including the PIPE financing of US$100 million that the Company would use its best efforts to raise, where MCAF considered the size of $100 million as reasonable given the best efforts basis that the Company shall use to raise), except the pre-money equity value, while adding customary conditions including shareholders’ support agreements, a mutual non-disclosure provision, and customary representations and warranties, among others. MCAF proposed the pre-money equity value to be US$1.2 billion, subject to certain adjustments, as MCAF sought an approximately 60% discount in P/S multiple to the average of the P/S multiples of the comparable companies (NIO Inc., Li Auto Inc. and XPeng Inc.) of 9.86x (see “— MCAF’s Board’s Reasons for the Business Combination (including financial metrics)” for more details), or 3.9x, which applying to the Company’s estimated 2023 revenue of US$310 million gives US$1.2 billion.

On February 9, 2022, the Company proposed the parties meet in the middle on the valuation, which MCAF accepted, and the parties reached an agreement on previously discussed terms, with a final pre-money equity value of US$1.25 billion, subject to certain adjustments, and both parties executed the term sheet.

After the execution of the term sheet on February 9, 2022, the Company had additional discussions with its auditor, who provided feedback to the Company on the challenge of audit completion by April 30, 2022. On February 14, 2022, MCAF, CBC and the Company held another teleconference where an extension of the mutual exclusivity period, payment schedule of the Company’s purchase of common stock of MCAF from Sponsor and a revision of the audit completion date were discussed.

MCAF and the Company continued the discussion on term sheet revisions during the following week. Then on February 25, the parties reached an agreement where the mutual exclusivity period was extended to March 30, 2022, payment schedule for the purchase of common stock of MCAF by the Company from Sponsor became half due at term sheet execution as an advance and the other half due at the signing of the Merger Agreement, and the audit completion date was deferred to June 15, 2022. The parties entered into a letter agreement amending the term sheet accordingly.

On March 4, 2022, an initial virtual kickoff conference call was held by the working groups, consisting of MCAF, L&L, the Company, its U.S. legal counsel Wilson, Sonsini, Goodrich & Rosati (“WSGR”), its PRC counsel JunHe LLP (“JunHe”), and CBC. During the following week, the working groups were granted access to the Company’s virtual data room to facilitate due diligence activities.

Given the travel restrictions due to COVID-19, MCAF engaged Beijing Haohan Tianyu Investment Consulting Co., Ltd. (“BHTIC”) as its China-based consultant to conduct due diligence in the region on MCAF’s behalf. On March 17, 2022 and under MCAF’s instruction, BHTIC held a due diligence call with the Company team where a business presentation, product overview, market size and the Company’s market positioning were discussed. The parties also coordinated logistics on-site visits for further due diligence.

After the diligence call between the Company and BHTIC, MCAF and BHTIC reviewed the content of the call and prepared a follow-up due diligence request list covering topics such as product attributes, especially the parameters of the Company’s K50 series of vehicles, product development pipeline, in particular the Company’s K20 series of automobiles, the production line and process, as well as sales and distribution plan. The request was provided to the Company on March 22, 2022, when BHTIC visited the Company’s Beijing office. The parties held a nearly two-hour meeting where MCAF also joined via videoconferencing, and the parties toured the Company’s office and walked through the diligence request list.

After the on-site visit, the Company provided a written summary to recap its responses during the meeting, and BHTIC requested another meeting with a focus on testing the K50 series, which was then conducted on March 29, 2022, where BHTIC enlisted professional drivers to test, inter alia, K50’s zero-to-60 performance, maximum torque, handling stability and battery range. The vehicles tested reflected parameters as reported by the Company.

Throughout the second half of March 2022 and most of April 2022, MCAF and its legal counsel L&L also conducted additional legal due diligence review of a prospective Business Combination with the Company. More specifically, the due diligence questions asked related to and the corresponding materials requested for included corporate records, stockholder information, a history of securities issuances by the Company, financing documents, material contracts, management and employees, financial information, sales and marketing, real property, intellectual property, IT systems and networks, privacy and data security, environmental matters, governmental regulations and filing, litigation and audits, insurance policies and claims, tax returns and related records, and other miscellaneous items.

In parallel with the due diligence activities, the parties drafted and negotiated on the Merger Agreement. On March 28, 2022, MCAF and L&L shared the first draft of the Merger Agreement with the Company and WSGR.

On April 4, 2022, the Company and WSGR shared a response draft of the Merger Agreement with MCAF and L&L, along with a summary of key issues on April 5, 2022 that included, inter alia, the valuation adjustment mechanism by net debt, audit completion date, PIPE financing deferment, addition of minimum cash requirement on the post-redemption balance of MCAF’s Trust Account, a dual class structure, and change of the outside date of the transaction.

Specifically, the Company proposed to have no net debt adjustment, arguing debt is part of the Company’s capital structure that should be looked at together with its equity for value consideration, extend the audit completion date from June 15, 2022 to June 30, 2022 for logistical reasons, defer PIPE financing commitment to after execution of the Merger Agreement so that the transaction itself can also be part of the traction for potential investors, add a minimum cash requirement of $10 million to cover expenses, super voting rights for Pubco Class B Ordinary Shares so the Company’s management can have more control, and move the outside date from August 15, 2022 to December 31, 2022 to allow for more time for the transaction process.

On April 12, 2022, the Company and WSGR shared an initial draft of the disclosure schedules to the Merger Agreement with MCAF and L&L.

On April 19, 2022, MCAF and L&L shared a response draft of the Merger Agreement with the Company and WSGR which, inter alia, rejected the proposal of no net debt adjustment arguing debt also presented risk so assumption of debt would lower the overall attractiveness of the transaction, accepted June 30, 2022 as the audit completion date, accepted the deferment of PIPE financing commitment to after execution of the Merger Agreement provided the commitment shall be completed by the two-month anniversary of the date of execution of the Merger Agreement, rejected the minimum cash requirement since it would create uncertainty around the closing, accepted the Company request for super voting rights for Pubco Class B Ordinary Shares and counter-proposed by changing the outside date to September 30, 2022 to allow for some more time for the transaction process, along with updates and revisions to the representations and warranties of MCAF and the Company.

Also on April 19, 2022, MCAF and L&L shared a response draft of the disclosure schedules to the Merger Agreement with the Company and WSGR.

On April 26, 2022, the Company and WSGR shared a response draft of the Merger Agreement with MCAF and L&L which, inter alia, re-proposed no net debt adjustment, proposed the deferment of PIPE financing commitment to July 28, 2022, accepted that there shall be no minimum cash requirement, and counter-proposed by changing the outside date to November 15, 2022, re-iterating the same reasoning on these terms previously.

On April 27, 2022, MCAF and L&L shared a response draft of the Merger Agreement with the Company and WSGR which, inter alia, rejected no net debt adjustment, accepted the deferment of PIPE financing commitment to July 28, 2022, and accepted the change of the outside date to November 15, 2022, provided that the outside date shall automatically be extended to May 15, 2023 if the transaction is not completed by November 15, 2022, and the Company shall be responsible for depositing proceeds to MCAF’s Trust Account to extend the deadline of MCAF to complete its initial business combination, five business days prior to January 2, 2023, if the transaction is not reasonably expected to be consummated by then, and again by five business days prior to April 2, 2023, if the transaction is still not reasonably expected to be consummated by such date, so that extension of the time MCAF has to complete the transaction would be secured by commitment from the Company.

Also on April 27, 2022, MCAF’s Board met to review the terms of the proposed Business Combination with the Company to date. The MCAF Board also reviewed proposed resolutions which would be adopted by the MCAF Board in order to approve the entry into the Merger Agreement, allowing for further changes to the Merger Agreement and other transaction documents at the discretion of MCAF’s management. During the meeting, MCAF’s management provided MCAF’s Board with a comprehensive overview of the Company’s business, strategy, and future operating plans and prospects, the results and findings of MCAF’s due diligence process, financial analyses and comparable transactions. MCAF’s Board unanimously determined that it was in the best interests of MCAF to proceed with a business combination transaction with the Company, and authorized MCAF’s officers to finalize the transaction.

On April 28, 2022, the Company and WSGR shared a response draft of the Merger Agreement with MCAF and L&L which proposed a net debt adjustment with a floor equal to the aggregate debt of the Company as of the date of execution of the Merger Agreement or approximately US$457 million, so that existing debt would not be subject to the net debt adjustment but agreed to any new debt being subject to the net debt adjustment, and accepted conditions that MCAF and L&L proposed for acceptance of the change of the outside date to November 15, 2022.

On April 29, 2022, MCAF and L&L shared a response draft of the Merger Agreement with the Company and WSGR which, inter alia, accepted the Company and WSGR’s proposal of a net debt adjustment subject to a floor equal to the aggregate debt of the Company as of the date of execution of the Merger Agreement or approximately US$457 million, along with other customary updates.

During April 2022, L&L and WSGR exchanged drafts and/or summaries of the ancillary documents, including the shareholders’ support agreements, form of certificate of merger, the proposed amendments to the post-merger company’s memorandum and articles of association, forms of the registration rights agreement and the Company Lock-up Agreement. The various drafts exchanged reflected the parties’ negotiations on the interim operating covenants, allocation of tax risk and responsibility, treatment of tax benefits, post-closing governance matters, scope of registration rights and other matters.

On April 30, 2022, the parties reached agreement on all language of the Merger Agreement, which was then executed.

In February 2022, in order to facilitate the entry into the Merger Agreement between CH-Auto Tech and MCAF, CBC entered into a loan agreement with CH-Auto Tech, pursuant to which CBC shall provide the Company with a loan of US$3 million, and that such loan shall be used to purchase 20,000 shares of MCAF common stock from the Sponsor. In connection with the execution of the Merger Agreement, the Sponsor, Qiantu Motor USA Inc. (the “Transferee”), and NextG Tech Limited, an affiliate of CBC, entered into a stock purchase agreement, dated April 30, 2022 (the “Stock Purchase Agreement”), pursuant to which the Transferee purchased 200,000 shares of MCAF common stock from the Sponsor for a purchase price of US$3,000,000. Subject to the satisfaction of conditions set forth in the Stock Purchase Agreement, the Sponsor shall cause the MCAF Shares to be transferred on the books and records of MCAF to the Transferee upon the closing of the Business Combination.

On May 2, 2022, a press release was issued announcing the transaction. Shortly thereafter, MCAF filed a current report on Form 8-K attaching the Merger Agreement, ancillary documents, and the press release.

On December 23, 2022, the parties entered into an Amended and Restated Agreement and Plan of Merger (the “Amended MA”). The Amended MA provides that all options issued by the Company prior to the Business Combination shall be included in the aggregated Pubco Ordinary Shares that will be issued or reserved for future issuance in connection with the closing of the Business Combination. The Amended MA also extends the date by which Pubco shall secure subscription agreements with investors relating to a purchase of Pubco Class A Ordinary Shares through a private placement (collectively, the “PIPE Agreements”), in each case on terms consented by SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing.

On February 17, 2023, in order to facilitate the completion of the Business Completion, CBC entered into a loan agreement with CH-Auto Tech, pursuant to which CBC shall provide the Company with a loan facility of up to US$5.9 million. CBC and its affiliate extended to the Company a total amount of US$1.5 million and parties to the Convertible Debt Agreement as of February 17, 2023 later agreed to reduce the loan amount to US$1.5 million.

On February 17, 2023, CH-Auto Tech mailed out inquiry letters to its shareholders and sought shareholder responses on their election regarding Reorganization.

As of February 25, 2023, the designated deadline for shareholder to inform CH-Auto Tech of their election regarding Reorganization, the shareholders holding an aggregate of 674,758,319 shares of equity interests in CH-Auto Tech, representing 71.22% voting rights of all the outstanding shares of the Company entitled to vote, had agreed to exchange their stocks of CH-Auto Tech for Pubco Ordinary Shares.

Towards the end of February 2023, the Company informed MCAF that Ch-Auto HK is not able to acquire, in accordance with the then effective Merger Agreement, at least ninety percent (90%) of the then-issued and outstanding equity interests in the Company representing no less than ninety percent (90%) of the voting rights of all the outstanding shares of Company Common Stock entitled to vote in the Company and instead it proposed that Ch-Auto HK could acquire approximately 71% of the voting and economic rights of the Company, through a combination of Ch-Auto HK of (a) direct ownership of approximately 37% of the then-issued and outstanding equity interests in CH Auto and (b) ownership of the voting and economic rights of an additional 34% of the then-issued and outstanding equity interests in CH-Auto Tech. After discussing this proposal with the assistance of each’s counsels and accountants, on March 1, 2023, MCAF and the Company entered into an amendment to the Merger Agreement, which provides, among others, that (1) upon the Reorganization Closing, Ch-Auto HK will directly or indirectly own at least 71.2184% of the voting rights and economic rights of all the outstanding shares of the Company entitled to vote; (2) the Company shall advance to MCAF the aggregate amount of $750,000 in two payments to fund payment of the expenses incurred, including the extension payment to be deposited into the Trust Account, in connection with an extension of the period of time for MCAF to consummate the Business Combination and for MCAF’s working capital; and (3) the Outside Date is extended to July 2, 2023, provided the Company is not in violation of its obligations to fund expenses as stipulated in the foregoing clause.

On February 28, 2023, the Company Board held a meeting to review and deliberate the specific steps required for consummating the Reorganization and approved the Reorganization proposal during the meeting. On March 30, 2023, the general meeting of the shareholders of the Company was convened and the Reorganization proposal were discussed and approved.

During March 2, 2023 to April 21, 2023, CH-Auto Tech received additional responses from its shareholders that they would like to participate the Reorganization. And later on June 2, 2023, CBC, Steady Axis Limited, NextG Tech Limited, Qiantu Motor USA Inc., Pubco and CH-Auto Tech entered into a share subscription agreement, pursuant to which the loan amount of US$4.5 million under the NextG Convertible Debts would be converted into equity in CH-Auto Tech, comprising a total of 11,867,797 shares of CH-Auto Tech.

The Circular 37 Filing was completed on April 27, 2023. As of the date of this proxy statement/prospectus, CH-Auto Tech has submitted the materials for ODI Approval. It typically takes approximately three months from the submission of ODI materials to receipt of approval.

MCAF’s Board’s Reasons for the Business Combination (including financial metrics)

In evaluating the transaction with the Company, the MCAF Board consulted with management and MCAF’s legal counsel L&L as well as its due diligence advisor BHTIC. The MCAF Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the MCAF Board did not assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The MCAF Board based its decision on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weights to different factors. This explanation of our reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the MCAF Board of Directors discussed the material results of its management’s due diligence activities, which included:

•        extensive meetings and calls with the Company’s management team regarding the Company’s products, development plans, operations and projections;

•        research on the EV industry in general and the auto design, advanced materials technology and volume production system trends specifically, where market sizes were overlaid with the Company’s product offerings and potential revenue shares;

•        due diligence activities relating to business, accounting, legal, tax, environmental, insurance, operations and other matters;

•        financial and valuation analyses including financial projections provided by the Company; and

•        research on the public trading values of comparable peer companies.

The MCAF Board considered a number of factors that align with the above metrics pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

•        We believe EV adoption is fast-growing.    According to S&P Global Platts Analytics, global EV sales are projected to increase from 6.3 million units in 2021 to 26.8 million units in 2030. We believe rising consumer awareness is contributing to this trend, and since the Company has a pipeline of EV models, including its lead series of Qiantu K50 vehicles, it is well-positioned to benefit from further consumer interest as it expands its product offerings and increases its brand awareness.

•        First mover advantage in volume production of all-electric super sports cars in China.    The Company’s Qiantu K50, initially released in 2018, is China’s first volume-produced all-electric super sports car, improving the customer experience by utilizing lightweight materials such as aluminum and composite materials. We believe the combination of time-tested technology and production capacity provides the Company with an attractive advantage over especially EV companies that have shorter operational history and/or are yet to reach volume production.

•        Management has extensive experience in founding and leading companies.    The Company’s management team has experience in leadership and creation of value in disruptive companies. We believe the Company’s management has the acumen to provide quality leadership.

•        Technological breakthroughs driven by sound design logic.    The Company recognized and followed the design pathway of “electrification requiring lightweight, lightweight requiring new materials, and new materials requiring new processes.” The combination of aluminum alloy infrastructure (backed by 292 patents) and composite materials (backed by 157 patents) through an integrated auto body process achieved 67% reduction of the number of parts compared with steel panel body, 20% reduction in weight and 60% reduction in overall investment.

•        Efficient R&D and vehicle launch cycle due to differentiated modularized manufacturing.    A key differentiation between the Company and the traditional automobile industry is that the Company utilizes the production methodology of “drivable internal structure + integrated auto body” through a simplified two-step manufacturing process (“bodywork and assembly”) in contrast to the traditional four-step approach (“stamping, welding, painting and assembly”). The Company’s more efficient process also allows for more flexible replacement of vehicle appearance, for both customization and repair purposes.

•        Supportive regulatory landscape.    Recent developments in the regulatory landscape are evolving in favor of EVs in particular and sustainability in general. We believe continued development of these regulatory frameworks bodes well for firms like the Company.

•        Near-term milestones provide for potential value inflection points.    The Company’s second series of EVs to be volume-produced, Qiantu K20, were already near release when MCAF and the Company entered into the Merger Agreement. A compact passenger vehicle, the K20 targets urban middle-class consumers with a more affordable price. From K20 release to confirmed orders and to deliveries, we believe these catalysts could serve as value-creating events for the Company.

•        Significant market opportunity.    According to Facts and Factors, the demand of global EV market size is estimated to cross US$980 billion by 2028, at a CAGR of 24.5% between 2022 and 2028. We believe the Company’s platform is poised to benefit from this growth trajectory, especially as it expands its product offerings to capture more market segments from luxury super cars to affordable everyday vehicles.

•        Multiple barriers to entry.    With EVs gaining broad acceptance, the Company has put itself in a position with clear barriers to entry including: 1) development of materials-advanced and production-efficient manufacturing capability, 2) a first-mover advantage in volume production of all-electric super sports cars, 3) ability to continually innovate through new auto designs on its existing model as well as new vehicle models, and 4) intellectual property. We believe barriers to entry provide an advantage to the Company.

•        Attractive valuation.    Our management and its advisors have conducted extensive research on comparable EV peers to the Company. Given the Company’s geographic focus primarily on China, volume-producing Chinese EV makers listed on a U.S. stock exchange are considered as more directly comparable companies, which include NIO Inc. (NYSE: NIO, $52.91 billion market cap as of 2021 year-end on $5.68 billion 2021 revenue, or a P/S multiple of 9.31x), Li Auto Inc. (Nasdaq: LI, US$30.97 billion market cap as of 2021 year-end on US$4.25 billion 2021 revenue, or a P/S multiple of 7.29x) and XPeng Inc. (NYSE: XPEV, US$42.85 billion market cap as of 2021 year-end on US$3.30 billion 2021 revenue, or a P/S multiple of 12.98x). The average of the P/S multiples of the comparable companies is 9.86x. The Company provided to MCAF annual revenue projections for 2023-2026 which were as follows: $310 million, $992 million, $1.829 billion and $3.348 billion, respectively. The revenue projections are based on projected vehicle sales volume for 2023-2026. In 2023, the estimated sales volume of K50, K20/K25 and other medium-sized vehicles to be 3,000 units, 5,000 units and nil, respectively, and the total revenue from which is expected to amount to approximately RMB2.0 billion (US$310 million). In 2024, the estimated sales volume of K50, K20/K25 and other medium-sized vehicles to be 5,000 units, 35,000 units and 2,000 units, respectively, and the total revenue from which is expected to amount to approximately RMB6.4 billion (US$992 million). In 2025, the estimated sales volume of K50, K20/K25 and other medium-sized vehicles to be 6,000 units, 60,000 units and 14,000 units, respectively, and the total revenue from which is expected to amount to approximately RMB11.8 billion (US$1.829 billion). In 2026, the estimated sales volume of K50, K20/K25 and other medium-sized vehicles to be 8,000 units, 80,000 units and 48,000 units, respectively, and the total revenue from which is expected to amount to approximately RMB21.6 billion (US$3.348 billion). As there are no material departures from the Company’s original go-to-market strategy beyond a 10-month delay in implementation, the rationale for the referenced hypotheticals remains unchanged. The key assumptions underlying the projections are: (1) the expansion of the Company’s product portfolio to include mid-size passenger and SUV offerings in addition to its sports car model; (2) the estimated annual production capacity of 80,000 units by 2025; and (3) a per annum reduction of 8% in input material cost starting in the second production year for a given model, then 2% reduction thereafter. Over the forecast period from 2023 to 2025, the Company estimates that it will require a total of US$150 million in capital expenditures to execute its growth strategy. Mountain Crest has not been provided with any other projections other than as disclosed above. Such projections are limited by the overall market acceptance and demands and the actual sales results of the Company’s vehicles. Therefore, while encouraged to see the projected growth trajectory of the Company, MCAF’s management recognized and suggested to the MCAF Board not only the intrinsic volatility in the accuracy of multi-year projections in general, but also the adjustability of the Company’s manufacturing and sales plans in particular. Hence, the MCAF Board only utilized the Company’s 2023 revenue estimation, which while still of a projective nature is comparatively more realizable than those of the further years. Therefore, the MCAF Board concluded that the Company’s valuation of US$1.25 billion (or a P/S multiple of 3.98 on estimated 2023 revenue of US$310 million) was attractive in comparison.

The MCAF Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Future Financial Performance.    The risk that future financial performance may not meet our expectations due to factors in our control or out of our control, including due to economic cycles or other macroeconomic factors.

•        COVID-19.    Uncertainties regarding the potential impacts of the COVID-19 virus and related economic disruptions on the Company’s operations and demand for its products.

•        Potential for Benefits not Achieved.    The risk that the potential benefits of the Business Combination, including the Company’s future value-creation strategies and identified cost savings or revenue opportunities, may not be fully achieved, or may not be achieved within the expected timeframe.

•        Liquidation.    The risks and costs to our business if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in our inability to effect a business combination by January 2, 2024 (unless such date has been extended) and force MCAF to liquidate and the rights to expire worthless.

•        Exclusivity.    The fact that the Merger Agreement includes an exclusivity provision that prohibits us from, among other things, soliciting, initiating, engaging, participating or entering into discussions or negotiations with any person concerning any alternative transaction between us and another person with respect to a potential business combination. The exclusivity provision is effective until the earlier of the Closing and the date that the Merger Agreement is properly terminated.

•        Stockholder Vote.    The risk that our stockholders may fail to provide the respective votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within our control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        China-related disclosures.    There is also uncertainty in connection with the SEC requirements for risk factor disclosures related to China regulations which tend to be updated from time to time. Due to the Company’s long operating history, it may become subject to higher and stricter financial reporting requirements to relevant authorities that could hinder the de-SPAC process.

•        Other Risks.    Various other risks associated with the Business Combination, the business of MCAF, and the business of the Company described under “Risk Factors.”

Stockholder Meetings to Extend Time for MCAF to Consummate the Business Combination

On December 15, 2022, MCAF held a Special Meeting of its Stockholders and the MCAF stockholders approved the proposal to amend MCAF’s Amended and Restated Certificate of Incorporation to extend the time period MCAF has to consummate its Business Combination for three months, from January 2, 2023 to April 2, 2023, plus an option for MCAF to further extend such date to July 2, 2023 and to be further extended to the extent MCAF’s Amended and Restated Certificate of Incorporation is amended to extend the Business Combination Period. The Company deposited

$581,000 into the Trust Account to extend the time period MCAF has to consummate its Business Combination for three months from January 2, 2023 to April 2, 2023. In connection with the with the stockholders’ vote, there were 2,432,520 shares tendered for redemption for an aggregate cash payment of $24.5 million. The Company deposited $343,936 into the Trust Account, on March 29, 2023, to extend the time period MCAF has to consummate its Business Combination for three months from April 2, 2023 to July 2, 2023.

On June 22, 2023, MCAF held the second Special Meeting, during which its Stockholders approved a further amendment to its Amended and Restated Certificate of Incorporation to further extend the time period it has to consummate its Business Combination to January 2, 2024.

The Merger Agreement

The Merger

On April 30, 2022, MCAF entered into the Agreement and Plan of Merger (as amended and restated on December 23, 2022 and amended on March 1, 2023, respectively, and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among MCAF, Pubco, Merger Sub and the Company, pursuant to which, among other things, MCAF, Pubco, Merger Sub and the Company intend to effect a merger of Merger Sub with and into MCAF whereby MCAF will be the surviving corporation and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the DGCL. In connection with the Merger, the name of the surviving corporation shall be changed to CH Autotech USA, Inc. Following the Merger, Pubco expects its Class A Ordinary Shares to be traded on the Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.

No later than five (5) Business Days prior to the Effective Time, the Company shall deliver to Pubco and MCAF the Equityholder Allocation Schedule setting forth the names of each stockholder and such stockholder’s respective percentage interest in the Company Merger Consideration. Immediately after the delivery of the Equityholder Allocation Schedule, Pubco shall conduct a reverse stock split of its then issued and outstanding Class A Ordinary Shares. At the time the Pubco Reverse Stock Split is completed, each Pubco shareholder who holds Pubco Class A Ordinary Shares immediately before the Pubco Reverse Stock Split (the “Pubco Reorganization Shareholder”) shall automatically receive the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule, without any change in the par value of $0.00001 per share, in exchange for all the Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the Pubco Reverse Stock Split. The corresponding Company Merger Consideration issued to each Pubco Reorganization Shareholder shall be equal to the product of (1) the number of Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (2) the Conversion Ratio.

Concurrently with the Pubco Reverse Stock Split, by virtue of the Reorganization and without any action on the part of MCAF, Merger Sub, the Company, or their respective stockholders, Pubco shall issue to each Company stockholder that participates in the Reorganization or each’s designee(s) (the “Company Reorganization Stockholders”) the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule at par value per share or other value as determined as part of the Reorganization by the board of directors of Pubco. The corresponding Company Merger Consideration issued to each Company Reorganization Stockholder shall be equal to the product of (1) the number of shares of Company Common Stock held by such Company Reorganization Stockholder on an as-converted and fully-diluted basis immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (2) the Conversion Ratio. The Company Reorganization Stockholders, other than the Founders of the Company who shall receive Class B Ordinary Shares, shall receive Class A Ordinary Shares. Company Merger Consideration means the sum of all Class A Ordinary Shares and Class B Ordinary received by the Pubco Reorganization Shareholders and Company Reorganization Stockholders.

Simultaneously with and in exchange for the issuance of the Company Merger Consideration, but before the Closing of the Merger, a then-established wholly-owned PRC subsidiary (the “Holding Company”) of CH-Auto (Hong Kong) Limited (“CH-Auto HK”), shall acquire all the shares of the Company Common Stock held by each Company Reorganization Stockholder at par value or other value as agreed between the Holding Company and the Company Reorganization Stockholders (the “HK Share Purchase”); provided however, (i) certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (i.e., Qun Lu, Yanmin Wu, Hua Yao, Kejian Wang, Chenhui Feng, Baihui Sun, Jingwei Song and Kai Yin, each a “DSO Stockholder” and together, the “DSO Stockholders”) shall each transfer up to 25% of the stocks of the Company held by him or her due to restrictions under the PRC laws; (ii) the Company shares held by certain Company Reorganization Stockholders (i.e., Xiangchao Shen and the DSO Stockholders, each an “Entrusting Stockholder” and together, the “Entrusting Stockholders”) are currently under judicial freezing, and therefore, are prohibited from transfer unless such Company shares are released from the equity judicial freezing. Each Entrusting Stockholder shall further enter into a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an economic rights transfer agreement (the “Economic Rights Transfer Agreement”) with the Holding Company (the “HK Voting Right Entrustment”), pursuant to which each Entrusting Stockholder shall transfer and assign to the Holding Company (i) all of their respective voting rights in connection with the remaining shares of Company Common Stock held by them (the “Entrusting Stockholder’s Remaining Shares”) pursuant to the Voting Rights Proxy Agreement and (ii) all of their economic rights, including the right to receive dividends, in connection the Entrusting Stockholder’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement. The Economic Rights Transfer Agreement shall provide that the Pubco Ordinary Shares issued to each Entrusting Stockholder in exchange for such Entrusting Stockholder’s Remaining Shares, shall be subject to restrictions on transfer, conveyance, assignment and further encumbrance until the Entrusting Stockholder transfers and conveys the underlying shares of Company Common Stock to the Holding Company. Pursuant to the Merger Agreement, upon the completion of the HK Share Purchase, and after giving effect to the HK Voting Right Entrustment (the “Reorganization Closing”), the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, and (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company. As of the date of this proxy statement/prospectus, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 697,742,335 shares of the Company Common Stock, representing 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for 89,096,171 Pubco Ordinary Shares, accounting for 92.0% of the then issued Pubco Ordinary Shares and 98.5% of the total voting power of Pubco following the Business Combination, assuming Minimum Redemption (as defined below) scenario. Due to the abovementioned restrictions, only 390,810,947 shares will be transferred to the Holding Company, while the voting and economic rights associated with the 316,226,388 will be entrusted with the Holding Company pursuant to the Voting Rights Proxy Agreement and the Economic Rights Transfer Agreement.

Conversion Ratio means a number resulting from dividing (i) the Company Equity Valuation by (ii) the product of (x) $10 and (y) the number of Company Common Stock and Pubco Ordinary Shares issued and outstanding on an as-converted and fully-diluted basis as of immediately prior to the Reorganization Closing plus the number of Company Reserved Shares. Company Reserved Shares means, collectively, the shares of Common Stock subject to the Company’s outstanding options granted to employees or financial advisors, if any.

The Pubco Reverse Stock Split, the HK Share Purchase, the HK Voting Right Entrustment, the issuance of the Company Merger Consideration to the Pubco Reorganization Stockholders and the Company Reorganization Stockholders as described above are collectively referred to herein as the Reorganization. Below is Company’s implementation plan in order to effect the Reorganization, subject to the ongoing negotiations with its then current shareholders:

1.      Each shareholder of the Company shall elect whether to participate the Reorganization by exchanging its shares of Company Common Stock for Pubco Ordinary Shares. As of the date of this proxy statement/prospectus, all the current shareholders of the Company have completed such election. See “Proposal One — The Business Combination Proposal — Background of the Business Combination” for a detailed update of the Reorganization. We refer the shareholders of the Company that participate the Reorganization as Company Reorganization Stockholders and those who do not as non-participating stockholders. Specifically:

(i)     Non-participating stockholders collectively own a total of 281,175,062 shares of Company Common Stock, accounting for 28.7231% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis; and

(ii)    Company Reorganization Stockholders collectively own a total of 697,742,335 shares of Company Common Stock, accounting for 71.2769% of the total issued and outstanding shares of Company Common Stock on a fully-diluted basis.

2.      Pursuant to the Company’s articles of association, Reorganization shall be approved by both the board of the Company (the “Company Board”) and the shareholders of the Company. On February 28, 2023, the Company Board held a meeting to review and deliberate the specific steps required for consummating the Reorganization and approved the Reorganization proposal during the meeting. On March 30, 2023, the general meeting of the shareholders of the Company was convened and the Reorganization proposal were discussed and approved.

3.      To effect a Reorganization Closing,

(i)     The Founders and senior management shall complete the Circular 37 Filing which has been completed on April 27, 2023.

(ii)    The remaining Company Reorganization Stockholders that are PRC entities shall obtain ODI Approvals. As of the date of this proxy statement/prospectus, the Company has submitted the materials for ODI Approval. It typically takes at least three months from the submission of ODI materials to receipt of ODI Approval.

(iii)   All of the Company Reorganization Stockholders shall execute certain reorganization transaction documents by the closing date of the Reorganization, among which the Domestic Share Purchase Agreement and the Overseas Share Subscription Agreement are the major ones. Specifically,

•        The Domestic Share Purchase Agreement will provide that the Holding Company shall acquire all shares held by the Company Reorganization Stockholders, provided that (i) the DSO Stockholders will only transfer up to twenty-five percent (25%) of the shares of Company Common Stock held by him or her to the Holding Company due to restrictions under the PRC laws, and (ii) certain DSO Stockholders and Mr. Xiangchao Shen will only transfer the shares of the Company Common Stock that are not under judicial freezing or equity pledge; and

•        The Overseas Share Subscription Agreement will provide that the Company Reorganization Stockholders shall subscribe for the Pubco Ordinary Shares.

The Company has distributed the forms of these two agreements with the Company Reorganization Stockholders for their review and execution. Although both forms are standard reorganization agreements, the Company may still receive material comments from the Company Reorganization Stockholders.

(iv)   The Company Reorganization Stockholders that are Entrusting Stockholders shall enter into, in addition to the documents in (iii) above, the Voting Rights Proxy Agreement and Economic Rights Transfer Agreement, which provide that each of the Entrusting Stockholder shall transfer and assign to the Holding Company the voting rights of their remaining shares of Company Common Stock and transfer and assign all of their economic rights, including the right to receive dividends, of their remaining shares of Company Common Stock to the Holding Company. See Exhibits 10.22 and 10.23 for the English translation of the agreed forms of these two agreements.

(v)    Upon the completion of the above steps and after the Form F-4 is declared effective by the SEC, Pubco shall, pursuant to the Overseas Share Subscription Agreement and the Merger Agreement, issue the Company Reorganization Stockholders the corresponding Company Merger Consideration. At the same time, the Holding Company and the Company Reorganization Stockholders shall, pursuant to the Domestic Share Purchase Agreement, and for the Entrusting Stockholders, the Voting Rights Proxy Agreement and Economic Rights Transfer Agreement, complete the HK Share Purchase to close the Reorganization transaction.

4.      After the Reorganization Closing and the closing of the Business Combination, the Company Reorganization Stockholders, the Company and the Holding Company shall, according to the Domestic Share Purchase Agreement, complete relevant post-closing procedures for the domestic share transfer, such as commercial commission registration procedures (if required), foreign exchange registration procedures, special foreign exchange accounts setup, etc.

Pursuant to the Merger Agreement, upon the Reorganization Closing, the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, and (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company. As of the date of this proxy statement/prospectus, Company Reorganization Stockholders holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, will exchange their shares of the Company Common Stock for 89,096,171 Pubco Ordinary Shares, accounting for 92.0% of the then issued Pubco Ordinary Shares and 98.5% of the total voting power of Pubco following the Business Combination, assuming Minimum Redemption (as defined below) scenario.

The Closing

MCAF and the Company have agreed that the closing of the Merger (the “Closing”) shall occur no later than July 2, 2023 or later as agreed by the parties to the Merger Agreement (the “Outside Date”).

Conversion of MCAF Securities

As of the Effective Time, the current equity holdings of the MCAF stockholders shall be exchanged as follows:

1.      Each share of MCAF Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such MCAF Common Stock, Pubco shall issue to each MCAF stockholder (other than MCAF stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued Pubco Class A Ordinary Share, which shall be fully paid.

2.      The holders of MCAF Rights (convertible into one-tenth (1/10) of one share of MCAF Common Stock) issued and outstanding immediately prior to the effective time of the Merger will obtain one Pubco Class A Ordinary Share in exchange for the cancellation of each ten (10) MCAF Rights; provided, however, that no fractional shares of Pubco Class A Ordinary Shares will be issued and all fractional Pubco Class A Ordinary Shares will be rounded down to the nearest whole share.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of the Company and its subsidiaries (together, the “Company Parties”) and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other Transaction Documents; (c) consents and required approvals, (d) non-contravention, (e) capitalization; (f) financial statements, (g) liabilities, (h) internal accounting controls, (i) absence of certain developments, (j) accounts receivable, (k) compliance with law, (l) title to properties, (m) international trade matters and anti-bribery compliance, (n) tax matters, (o) intellectual property, (p) insurance, (q) litigation, (r) bank accounts and powers of attorney, (s) material partners, (t) labor matters, (u) employee benefits, (v) environmental and safety, (w) related party transactions, (x) material contracts, (y) SEC Matters, (z) brokers and other advisors, (aa) foreign private issuer status, and (bb) disclaimer of other representations and warranties.

MCAF also makes certain representations and warranties relating to, among other things: (a) organization, qualification and standing; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other Transaction Documents; (c) non-contravention, (d) brokers and other advisors, (e) capitalization, (f) consents and required approvals, (g) trust account, (h) employees, (i) tax matters, (j) exchange listing, (k) reporting company, (l) undisclosed liabilities, (m) MCAF SEC documents and MCAF financial statements (n) business activities, (o) MCAF contracts, (p) litigation, (q) information supplied, (r) investment company, (s) lockup, (t) insider letter agreement, (u) board approval, (v) vote required, and (w) disclaimer of other representations and warranties.

Conduct Prior to Closing; Covenants Pending Closing

The Company and MCAF have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

Pubco, with the assistance of MCAF, shall use commercially reasonable best efforts to deliver to the Company and MCAF true, correct and complete copies of each fully executed subscription agreements by March 15, 2023 with investors relating to a purchase of Class A Ordinary Shares through a private placement, in each case on terms consented by MCAF (which consent shall not be unreasonably withheld, conditioned or delayed), pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing (the “PIPE Financing”).

Conditions to Closing

The Merger Agreement also contains customary closing covenants.

General Conditions to Closing.

The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

•        There shall not be any Proceeding pending by or before any Governmental Authority in which a Governmental Authority is a party, nor shall there be any Order or Law in effect that restrains, enjoins, prevents, prohibits or make illegal the consummation of the Merger;

•        The Merger shall have been approved by the applicable SPAC Required Vote in accordance with the provisions of MCAF’s Organizational Documents and the DGCL;

•        The Requisite Stockholder Approval shall have been obtained;

•        The Form F-4 and the Form 8-A shall have been declared effective by the SEC under the Securities Act and the Exchange Act, as applicable, and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•        All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the transactions under the HSR Act shall have expired or been terminated;

•        The Pubco Class A Ordinary Shares (including the Pubco Class A Ordinary Shares to be issued in connection with the Merger) shall have been approved for listing on the Nasdaq Stock Market following Closing, subject to any requirement to have a sufficient number of round lot holders of the Pubco Class A Ordinary Shares, and the issued and outstanding Pubco Class A Ordinary Shares held by Pubco shareholders shall be listed on such exchange on the Closing Date (this condition is waivable);

•        All consents, approvals and actions of, filings with and notices to any Governmental Authority required to consummate the Transactions shall have been made or obtained; and

•        The Redemption Offer shall have been completed in accordance with the Merger Agreement and the Proxy Statement.

Conditions to Obligations of MCAF.

The obligations of MCAF to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

•        The Fundamental Representations (other than Section 3.5(a)) set forth in the Merger Agreement shall be true and correct in all material respects as of the signing date and as of the Closing Date, except the Fundamental Representations (other than Section 3.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time. Section 3.5(a) shall be true and correct in all respects as of the signing date and as of the Closing Date, except (1) for the portions of Section 3.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (2) for breaches of Section 3.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of the Company valued at less than $100,000. The representations of the Company set forth in the Merger Agreement other than the Fundamental Representations shall be true and correct as of the signing date and as the Closing Date except (i) for representations and warranties that speak as of a specific date or time, which need be true and correct only as of such date or time and (ii) for breaches of the representations and warranties of the Company set forth in Article III of the Merger Agreement (other than the Fundamental Representations) that, in the aggregate, would not have a Material Adverse Effect (this condition is waivable);

•        The Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date (this condition is waivable);

•        There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect (this condition is waivable);

•        MCAF shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Sections 8.2(a)-(c) of the Merger Agreement (this condition is waivable);

•        The Reorganization shall have been consummated;

•        The PIPE Financing shall have been consummated (this condition is waivable);

•        The Company shall have executed and delivered to MCAF a copy of each Transaction Document to which it is a party;

•        Each Company Lock-Up Shareholder shall have executed and delivered to MCAF the Company Lock-up Agreement in accordance with Section 5.5 of the Merger Agreement (this condition is waivable);

•        MCAF shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the Organizational Documents of Pubco, the Company and Company Merger Sub, as in effect on the Closing Date, are attached to such certificate (this condition is waivable);

•        MCAF shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the resolutions of the directors of Pubco, the Company and Company Merger Sub authorizing the execution and delivery of the Merger Agreement and the other Transaction Documents to which such entity is a party and performance by each of Pubco, Company and Company Merger Sub, as applicable, of the Transactions, including the Merger, having been duly and validly adopted and being in full force and effect as of the Closing Date, are attached to such certificate (this condition is waivable);

•        Each of Pubco and Company Merger Sub shall have delivered to MCAF a certificate of good standing from their respective applicable jurisdictions of incorporation (this condition is waivable); and

•        If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.2 of the Merger Agreement that have not been fully satisfied as of the Closing will be deemed to have been waived by MCAF.

Conditions to Obligation of the Company, Pubco and Company Merger Sub

The obligation of the Company, Pubco and the Merger Sub and their respective stockholders to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

•        The representations and warranties of MCAF (other than Section 4.5(a)) set forth in the Merger Agreement shall be true and correct as of the date hereof and as of the Closing Date, except for (1) representations and warranties (other than Section 4.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (2) for breaches of the representations and warranties of MCAF set forth in Article IV of the Merger Agreement, that, in the aggregate, would not have a Material Adverse Effect. Section 4.5(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, except (i) for the portions of Section 4.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of Section 4.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of MCAF valued at less than $100,000 (this condition is waivable);

•        MCAF shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date (this condition is waivable);

•        There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect (this condition is waivable);

•        The Company and Pubco shall have received a certificate, signed by the chief executive officer or chief financial officer of MCAF, certifying as to the matters set forth in Section 8.3(a)-(c) of the Merger Agreement (this condition is waivable);

•        MCAF shall have executed and delivered to the Company and Pubco a copy of each Transaction Documents to which it is a party;

•        MCAF shall have delivered to the Company a certificate, signed by an officer of the Company, certifying true, complete and correct copies of (1) the resolutions duly adopted by the requisite vote at the Special Meeting approving the Merger and the consummation of the Transactions contemplated by the Merger Agreement and the other Transaction Documents; (2) certified copies of the resolutions duly adopted by MCAF’s board of directors authorizing the execution, delivery and performance of the Merger Agreement and the other Transaction Documents to which each is a party and performance by MCAF of the Transactions, including the Merger, each having been duly and validly adopted and being in full force and effect as of the Closing Date; and (3) written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by (X) all officers of MCAF and (Y) all persons serving as directors of MCAF immediately prior to the Closing (this condition is waivable);

•        MCAF shall have delivered to the Company a certificate, signed by an officer of MCAF, certifying that true, complete and correct copies of the Organizational Documents of MCAF, as in effect on the Closing Date, are attached to such certificate (this condition is waivable);

•        MCAF shall have delivered to the Company and Pubco certificates of good standing with respect to MCAF from the State of Delaware (this condition is waivable);

•        MCAF and the MCAF Stockholders shall have entered into a registration rights agreement in substantially the form attached hereto as Annex F;

•        Each of the SPAC Proposals described in Section 7.4(f) of the Merger Agreement has been approved by the applicable SPAC Required Vote in accordance with the provisions of MCAF’s Organizational Documents and the DGCL; and

•        If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.3 of the Merger Agreement that have not been fully satisfied as of the Closing will be deemed to have been waived by the Company, Pubco and Merger Sub.

None of Pubco, MCAF, the Company or Merger Sub may rely on the failure of any condition set forth in the Merger Agreement to be satisfied if such failure was caused by such party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other party to be satisfied.

Each of Pubco, MCAF, the Company and Merger Sub have the ability to waive compliance with one or more of these conditions to the extent it is legally permissible to do so. For example, none of the parties could waive the requirement that stockholders approve the Merger Agreement or that all required legal approvals have been obtained. The parties could waive other conditions however, if deemed in the best interests of stockholders to do so, and proceed with the Business Combination. While it is a requirement to closing that the Nasdaq listing be obtained, the parties could elect to proceed without a Nasdaq listing. The MCAF Board reserves the right to waive any legally-permissible condition if, in its judgment, it is in the best interests of stockholders to proceed to close the Business Combination even if stockholders have previously approved the Merger Agreement. In the event, the MCAF Board determined to proceed with the Business Combination and waive a material condition to its obligation to close, it would file a Form 8-K to disclose this fact.

Termination

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

•        by the mutual written consent of the Company and MCAF duly authorized by each of their respective boards of directors;

•        by MCAF, if any of the representations or warranties of Pubco or the Company set forth in Article III of the Merger Agreement will not be true and correct, or if Pubco, the Company or Merger Sub has failed to perform any covenant or agreement on the part of Pubco, the Company or Merger Sub set forth in the Merger

Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.2(a) or Section 8.2(b) of the Merger Agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by MCAF) by the earlier of (1) the Outside Date or (2) thirty (30) days after written notice thereof is delivered to the Company; provided, that MCAF is not then in breach of the Merger Agreement so as to cause any condition to the Closing set forth in Section 8.2(a) or Section 8.2(b) of the Merger Agreement from being satisfied at or prior to the Outside Date;

•        by the Company, if any of the representations or warranties of MCAF set forth in Article IV of the Merger Agreement shall not be true and correct or if either MCAF has failed to perform any covenant or agreement on the part of MCAF set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) of the Merger Agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (1) the Outside Date or (2) thirty (30) days after written notice thereof is delivered to MCAF; provided that the Company or Merger Sub is not then in breach of the Merger Agreement so as to cause any condition to the Closing set forth in either Section 8.3(a) or Section 8.3(b) of the Merger Agreement to not be satisfied at or prior to the Outside Date;

by either the Company or MCAF:

•        on or after July 2, 2023 or later as agreed by the parties to the Merger Agreement (the “Outside Date”);

•        if any Order having the effect set forth in Section 8.1 of the Merger Agreement shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate the Merger Agreement under this Section 9.1(d)(ii) of the Merger Agreement shall not be available to a Party if such Order was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•        by the Company, if any of the MCAF Proposals shall fail to receive the applicable SPAC Required Vote for approval at the SPAC Stockholder Meeting (unless such SPAC Stockholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

•        by MCAF, if the Requisite Stockholder Approval shall not have been obtained within ten (10) Business Days of the delivery to the Company Stockholders of the prospectus that is part of the Form F-4; and

•        by MCAF, in the event that the PIPE Financing has not been entered into by March 15, 2023.

The specific terms and conditions of the merger of Merger Sub with and into MCAF (the “Merger”), with MCAF as the Surviving Company are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination.

Agreements Entered into in connection with the Business Combination

SPAC Support Agreement

Contemporaneously with the execution of the Merger Agreement, Mountain Crest Holdings IV LLC (the “Sponsor”) and the directors of the MCAF entered into a support agreement, dated April 30, 2022 (the “SPAC Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed business combination. Each such holder also agreed not to transfer any shares of MCAF common stock owned by it unless the transferee executes a joinder agreement that provides that the transferee will become a party to the SPAC Support Agreement. The holders have also agreed not to seek redemption rights.

The foregoing description of the SPAC Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Annex C hereto.

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Company common stock entered into a support agreement, dated April 30, 2022 (the “Company Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed business combination. The Company Support Agreement also covers any shares of Pubco common stock or of any successor entity of which ownership of record or the power to vote, directly or indirectly, is subsequently acquired by the stockholder prior to the termination of the Company Support Agreement. Each stockholder that executed the Company Support Agreement also agreed not to transfer any shares subject to the Company Support Agreement (with a limited exception in connection with the Reorganization) prior to the termination of the Company Support Agreement unless the buyer, assignee or transferee thereof executes a joinder agreement to the Company Support Agreement in substantially the form set forth on Exhibit B thereto.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Annex D hereto.

Ancillary Agreements to be Entered upon Closing

Company Lock-Up Agreement

Pursuant to the terms of the Merger Agreement, the Company has agreed that it will cause the Company Lock-Up Shareholders to enter into an agreement with Pubco to be effective as of the Closing, pursuant to which at least ninety-nine percent (99%) of the Company Merger Consideration shall be subject to a lock-up agreement (the “Company Lock-Up Agreement”).

Pursuant to the Company Lock-Up Agreement, such holders have agreed, subject to certain customary exceptions, not to sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Pubco Class A Ordinary Shares held by them, until the date that is six months after the date of the Closing (the “Lock-Up Period”). Certain transfers, subject to certain customary conditions as set forth in the Company Lock-up Agreements are allowed during the Lock-Up Period.

The foregoing description of the Company Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is included as Annex E hereto.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, Pubco will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of MCAF and with respect to certain securities they own at the Closing. The Amended and Restated Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Pubco will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, the form of which is attached hereto as Annex F.

Interest of MCAF’s Directors and Officers in the Business Combination

In considering the recommendation of MCAF’s board of directors to vote in favor of the Merger, stockholders should be aware that, aside from their interests as stockholders, our directors and officers have interests in the Merger that are different from, in addition to, or in conflict with those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Merger, and in recommending to stockholders that they approve the Merger. Stockholders should take these interests into account in deciding whether to approve the Merger. These interests include:

•        the beneficial ownership of MCAF’s directors and officers, of an aggregate of 1,647,000 shares of MCAF Common Stock and 21,000 MCAF Rights, which shares and rights would become worthless if MCAF does not complete a business combination within the applicable time period, as our directors and officers and their affiliates have waived any right to redemption with respect to these shares. Such shares and rights have an aggregate market value of approximately $____ million and $_____ million, respectively, based on the closing prices of MCAF Common Stock and MCAF Rights of $______per share and $_____ per Right on Nasdaq on _______, 2023, the Record Date for the special meeting of stockholders;

•        the anticipated appointment of Suying Liu, as a director of the Combined Entity following the Closing; and

•        the continued indemnification of the current directors and officers of MCAF following the Merger and the continuation of directors’ and officers’ liability insurance following the Merger.

These interests may influence MCAF’s board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other Stockholder Proposals.

CH Auto’s Fair Market Value Exceeds 80% of Funds in the Trust Account

The target business or businesses that MCAF acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the amount of deferred underwriting commissions held in trust and taxes payable) at the time of the execution of a definitive agreement for our initial business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. As noted above, the Board of MCAF has determined that the fair market value of CH Auto is $1.25 billion. As of March 24, 2023, MCAF’s Trust Account is funded with approximately $34,252,000. MCAF and CH Auto currently anticipate that Pubco will acquire 71.2184% of CH Auto in connection with the Business Combination, which is valued at approximately $890,230,000, in exchange for the issuance of 89,023,000 Ordinary Shares of Pubco valued at $10 per share. It is clear that $890,230,000 exceeds 80% of $34,252,000. In the event that Pubco is only able to acquire 46.28% of CH Auto in connection with the Business Combination, which is valued at approximately $578,375,000, in exchange for the issuance of 57,837,500 Ordinary Shares of Pubco valued at $10 per share. It is equally clear that $578,375,000 exceeds 80% of $34,252,000. Accordingly, the MCAF board of directors has determined that this test was met in connection with the Business Combination with Pubco.

PROPOSAL TWO — GOVERNANCE PROPOSALS

Overview

We are asking our stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain differences between MCAF and Pubco including the governance provisions set forth in the Pubco’s Second Amended Articles, as compared to MCAF’s current Charter. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals are not binding on MCAF or our Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of the Pubco. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposals.

Governance Proposals

The following is a summary of the material differences between the MCAF Charter and the Second Amended Articles applicable to the Governance Proposals. This summary is qualified by reference to the complete text of the Second Amended Articles, a copy of which is attached to this proxy statement as Annex B. We urge all stockholders to read the Second Amended Articles in their entirety for a more complete description of its terms. Additionally, as the MCAF Charter is governed by the DGCL and the Second Amended Articles will be governed by the Cayman Companies Act, we encourage stockholders to carefully consult the information set out under the “Description of Pubco’s Share Capital — Comparison of Rights of Pubco Shareholders and MCAF Stockholders” section of this proxy statement/prospectus.

	MCAF Constitutional Documents	Second Amended Articles
Governance Proposal A — Authorized Shares of Common Stock	MCAF Charter authorizes the issuance of up to 30,000,000 shares of common stock, par value $0.0001 per share.

The Second Amended Articles authorize 5,000,000,000 shares, consisting of (1) 4,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, each is entitled to one vote, (2) 1,000,000,000 Class B ordinary shares of a par value of US$0.00001 each, each is entitled to fifteen votes.

Governance Proposal B — Provisions Applicable to Blank Check Companies	Under the MCAF Charter, Article VI sets forth various provisions related to MCAF’s operation as a blank check company prior to the consummation of an initial business combination.	The Second Amended Articles does not include these blank check company provisions.
Governance Proposal C — Exclusive Forum	MCAF Charter adopts Delaware as the exclusive forum for certain stockholder litigation.	Second Amended Articles adopts Cayman Islands as the exclusive forum for certain shareholder litigation.
Governance Proposal D — Dual Class

MCAF Charter provides that holders of shares of MCAF Common Stock are entitled to cast one vote per share of MCAF Common Stock, on each matter properly submitted to the MCAF stockholders entitled to vote.

Second Amended Articles provides that holders of Pubco Class A Ordinary Shares will be entitled to cast one vote per Pubco Class A Ordinary Share, and holders of Pubco Class B Ordinary Shares will be entitled to cast fifteen votes per Pubco Class B Ordinary Share, on each matter properly submitted to the Pubco shareholders entitled to vote.

Reasons

Governance Proposal A — Authorized Shares of Common Stock

The greater number of authorized shares of capital stock is desirable for Pubco to have sufficient shares to issue the Merger Consideration in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of equity grants currently outstanding or made under the 2023 Equity Incentive Plan.

Governance Proposal B — Provisions Applicable to Blank Check Companies

The elimination of certain provisions related to MCAF’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Second Amended Articles does not include the requirement to dissolve the combined entity after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in MCAF Constitutional Documents require that proceeds from MCAF IPO be held in the trust account until a business combination or liquidation of MCAF has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Second Amended Articles.

Governance Proposal C — Exclusive Forum

The Second Amended Articles also provides for an exclusive forum provision for certain shareholder litigation, which is consistent with the provision contained in the MCAF Constitutional Documents, except that the exclusive forum will be changed from the State of Delaware to the Cayman Islands. Adopting the Cayman Islands as the exclusive forum for certain shareholder litigation is intended to assist Pubco in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The Board believes that the Cayman Islands courts are best suited to address disputes involving such matters after the Business Combination, given that Pubco was incorporated in the Cayman Islands. The Cayman Islands exclusive forum provisions will not apply to any proceedings, actions, claims or complaints however so called, which rely on the provisions of the Securities Act or the Exchange Act, and, in relation to which, such cause of action can only be determined by the courts within the United States of America, and the federal courts of the United States of America will have exclusive jurisdiction over such proceedings, actions, claims or complaints.

Adopting U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act is intended to assist the Pubco in resolving such disputes in a consistent manner with greater uniformity of procedures and precedents. The ability to require such claims to be brought within a single judicial system will help to assure consistent consideration of the issues, encourage consistent application of a relatively known body of case law and perceived level of expertise. The Board believes that the U.S. federal district courts are best suited to address disputes involving actions arising under the Securities Act given that the Securities Act is promulgated by the federal government. This provides shareholders and the post-combination company with more predictability regarding the outcome of disputes arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of the exclusive forum provision in the Second Amended Articles is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction.

Governance Proposal D — Dual Class

As a result of the dual class share structure and the concentration of ownership, holders of Pubco Class B Ordinary Shares have substantial influence over Pubco’s business. The board of directors of Pubco believes that the dual class share structure is prudent because the dual class share structure was negotiated by Pubco’s board of directors in the negotiations with respect to the Business Combination, and enables Mr. Qun Lu, the founder and Chief Executive Officer of Pubco to maintain his visionary leadership of Pubco and execute on Pubco’s long-term strategy while helping alleviate short term market pressure on Pubco. Upon consummation of the Business Combination, the Founders will in the aggregate be the sole beneficial owners of Pubco Class B Ordinary Shares. Upon any sale, transfer, assignment or disposition of Pubco Class B Ordinary Shares by any Founder to any person or entity which is not an affiliate of such Founder, such Pubco Class B Ordinary Shares shall be automatically and immediately converted into the same number of Pubco Class A Ordinary Shares. This dual class share structure provides Mr. Qun Lu with the ability to control the outcome of matters requiring shareholder approval, which also provides Pubco with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining his control.

Vote Required for Approval

Each of the Governance Proposals, each of which is a non-binding vote, assuming that a quorum is present at the Special Meeting, will be approved only if holders of at least a majority of the issued and outstanding shares of MCAF Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting vote “FOR” each of the Governance Proposals. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote or an abstention will be considered a vote “AGAINST” each of the Governance Proposals.

As discussed above, the Governance Proposals are advisory votes and therefore are not binding on MCAF or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the Second Amended Articles will be the charter of the Pubco upon consummation of the Business Combination.

The Initial Stockholders have agreed to vote any shares of MCAF Common Stock owned by them in favor of the Governance Proposals.

Board Recommendation

The Board of MCAF recommends a vote “FOR” adoption of each of the Governance Proposals under Proposal Two.

PROPOSAL THREE — 2023 PLAN PROPOSAL

Overview

We are seeking shareholder approval for the CH AUTO Inc. 2023 Equity Incentive Plan (the “Pubco 2023 Plan”), which shall be adopted by Pubco immediately after the completion of the Business Combination. The Pubco 2023 Plan provides for the issuance of up to five percent (5%) of the Pubco Class A Ordinary Shares to be issued and outstanding immediately after the closing of the Business Combination on an as-converted basis.

Approval of the Pubco 2023 Plan will allow Pubco to provide equity awards as part of its compensation program, an important tool for motivating, attracting and retaining talented employees and for creating shareholder value. Non-approval of the Pubco 2023 Plan may compel Pubco to significantly increase the cash component of employee compensation following the completion of the Business Combination to attract and retain key employees, which could therefore reduce its operating cash flow.

The Board of MCAF believes that long-term incentive compensation programs align the interests of management, employees and shareholders to create long-term shareholder value. Equity plans such as the Pubco 2023 Plan increase Pubco’s ability to achieve this objective, and, by allowing for several different forms of long-term incentive awards, helps Pubco recruit, reward, motivate, and retain talented personnel. The board of directors of Pubco believes that the approval of the Pubco 2023 Plan is essential to Pubco’s continued success, and in particular, its ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which Pubco will compete. Equity awards are also crucial to Pubco’s ability to motivate employees to achieve its goals.

The following is a summary of certain terms and conditions of the Pubco 2023 Plan. This summary is qualified in its entirety by reference to the Pubco 2023 Plan, which is attached to this proxy statement/prospectus as Annex G. You are encouraged to read the entirety of the Pubco 2023 Plan.

Summary of the Pubco 2023 Plan

Types of awards.    The Pubco 2023 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by Pubco’s board of directors or compensation committee of the board, or the committee.

Authorized Shares.    The Pubco 2023 Plan provides for the issuance of up to five percent (5%) of the Pubco Class A Ordinary Shares to be issued and outstanding immediately after the closing of the Business Combination on an as-converted basis. Class A Ordinary Shares issued pursuant to awards under the Pubco 2023 Plan that are forfeited or cancelled or otherwise expired, will become available for future grant under the Pubco 2023 Plan. The shares that are tendered by a participant of the Pubco 2023 Plan or withheld by Pubco to pay the exercise price of an option or to satisfy the participant’s tax withholding obligations in connection with an award shall not be added back to the limit of the Pubco 2023 Plan. During the term of the Pubco 2023 Plan, Pubco will at all times reserve and keep available a sufficient number of Class A Ordinary Shares available for issue to satisfy the requirements of the Pubco 2023 Plan.

Plan administration.    Pubco’s board of directors or the committee administers the Pubco 2023 Plan. The board or the committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.    Awards granted under the Pubco 2023 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and the board of directors of Pubco’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    Pubco may grant awards to its employees, directors and consultants.

Vesting schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.    The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to Pubco or its subsidiary, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or Pubco’s executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.    Unless terminated earlier, the Pubco 2023 Plan has a term of ten years. Pubco’s board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

Vote Required for Approval

Approval of the 2023 Plan Proposal requires the affirmative vote of holders of a majority of the shares of MCAF Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Adoption of Pubco 2023 Plan is dependent upon the adoption of the Business Combination Proposal.

Board Recommendation

The Board of MCAF unanimously recommends that its shareholders vote “FOR” the approval of the 2023 Plan Proposal.

PROPOSAL FOUR THE NTA REQUIREMENT AMENDMENT PROPOSAL

PROPOSAL 4: THE NTA REQUIREMENT AMENDMENT

This is a proposal to amend (the “NTA Requirement Amendment”) the MCAF Amended and Restated Certificate of Incorporation (the “Charter”) to delete Article SIXTH D from the Charter, which provides: “The Corporation will not consummate any Business Combination unless it (or any successor) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination”). All stockholders are encouraged to read the proposed NTA Requirement Amendment in its entirety for a more complete description of its terms. A copy of the proposed NTA Requirement Amendment is attached hereto as Annex H.

The NTA Requirement

Article SIXTH D. of the Charter currently provides the following, “The Corporation will not consummate any Business Combination unless it (or any successor) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination” (the “NTA Requirement”). The purpose of this article was to ensure that, in connection with its initial business combination, MCAF would continue, as it has since the IPO, to be not subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). In view of the pro forma financial information of the Combined Entity, it appears that the Combined Entity may not be able to satisfy the NTA Rule. Accordingly, MCAF is proposing to amend its Charter to delete Article SIXTH D. We note that the Combined Entity can avoid compliance with the provisions of Rule 419 by either satisfying the NTA Rule or by having its securities listed on a national securities exchange like The Nasdaq Stock Market (the “Exchange Rule”).

Rule 419 blank check companies and “penny stock” issuers

As disclosed in MCAF’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, MCAF may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including the NTA Rule and the Exchange Rule. Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Like many SPACs, MCAF included Article SIXTH D. in its Charter, in order to ensure this through the consummation of its initial business combination. However MCAF could also avoid being considered a penny stock issuer and therefore not a blank check company if it satisfies the requirements of the Exchange Rule.

Reliance on Rule 3a51-1(a)(2).

The Exchange Rule excludes from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on, an automated quotation system sponsored by a registered national securities association, that has established initial listing standards that meet or exceed the criteria set forth in the Exchange Rule. MCAF’s securities are listed on the Nasdaq Stock Market and have been so listed since the consummation of the IPO. MCAF believes that the Nasdaq Stock Market has initial listing standards that meet the criteria identified in the Exchange Rule and that it and the Combined Entity can therefore rely on the Exchange Rule to avoid being treated as a penny stock.

Reasons for the Proposed NTA Requirement Amendment

MCAF believes that it and the Combined Entity can rely on other available exclusions from the penny stock rules, more specifically, the Exchange Rule, that would not impose restrictions on MCAF’s net tangible assets. While MCAF does not believe this failure to satisfy the NTA Requirement subjects it to the SEC’s penny stock rules, as the NTA Requirement is included in its Charter, if the NTA Requirement Amendment proposal is not approved, MCAF may not be able to consummate its initial business combination. In the event the NTA Requirement Amendment is approved, then the Company that will not be required to maintain minimum net tangible assets in order to complete a business combination. MCAF is asking its stockholders to vote on the NTA Requirement Amendment Proposal now, because, based on the pro forma financial statements of the Combined Entity, the Combined Entity may not be able to satisfy the NTA Rule. Therefore, MCAF intends to rely on the Exchange Rule to not be deemed a penny stock issuer.

If the NTA Requirement Amendment Proposal is approved and Pubco does not satisfy the NTA Rule, then, if Pubco is not able to list its Class A Ordinary Shares on Nasdaq, Pubco’s Class A Ordinary Shares would likely then trade only in the over-the-counter market and the market liquidity of shares could be adversely affected and their market price could decrease. If Pubco’s Class A Ordinary Shares were to trade on the over-the-counter market, selling Pubco’s Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for Pubco; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for Pubco’s Ordinary Shares and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for Pubco.

If the NTA Requirement Amendment Proposal is approved, there can be no guarantee that the Pubco will have net tangible assets of at least $5,000,001 immediately following the closing of the Business Combination. Accordingly if the NTA Requirement Amendment Proposal is approved, then the Business Combination can close even though Pubco does not have may net tangible assets of at least $5,000,001 immediately following the closing. Having net tangible assets of less than $5,000,001 is not as good as having net tangible assets of at least $5,000,001. As disclosed in the pro forma financial statements for the Combined Entity herein, the Combined Entity will not have net tangible assets of at least $5,000,001 immediately following the closing of the Business Combination. Notwithstanding the foregoing, we do not expect the approval of the NTA Requirement Amendment Proposal to have a material adverse effect on Pubco’s cash position following the closing of the Business Combination. It is anticipated that following the Business Combination Pubco can and will be financed with cash flow from operations and equity and debt financings.

Vote Required

Subject to the foregoing, the affirmative vote of at least a majority of the Company’s outstanding common stock, including the Founder Shares, will be required to approve the NTA Requirement Amendment proposal. The approval of the NTA Requirement Amendment is essential to consummate our initial business combination. Notwithstanding stockholder approval of the NTA Requirement Amendment, our board will retain the right to abandon and not implement the NTA Requirement Amendment at any time without any further action by our stockholders.

Our board has fixed the close of business on __________, 2023 as the record date for determining the Company stockholders entitled to receive notice of and vote at the Special Meeting and any adjournment thereof. Only holders of record of the Company Common Stock on that date are entitled to have their votes counted at the Special Meeting or any adjournment thereof.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE NTA REQUIREMENT AMENDMENT PROPOSAL.

PROPOSAL FIVE — ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to MCAF’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Governance Proposals, the 2023 Plan Proposal and the NTA Requirement Amendment Proposal. In no event will the Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Certificate of Incorporation and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by MCAF’s stockholders, the Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of MCAF Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” this proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

Recommendation of the Board of Directors

The Board of MCAF unanimously recommends that its stockholders vote “FOR” the approval of the adjournment proposal.

CH-AUTO TECH’S BUSINESS

References in this section to “we,” “our,” “us,” “the Company” or “CH-Auto Technology” generally refer to CH-Auto Technology Corporation Ltd. and its PRC Subsidiaries.

Overview

We design, develop, manufacture and sell fully electric vehicles and vehicle components and offer automotive design services to major auto brands. We are among the 16 automobile manufacturers in China that have obtained the “dual qualifications” (i.e., registration with the NDRC for new energy passenger vehicle production and qualification for automobile manufacturing enterprises approved by the MIIT) for manufacturing EVs, as of the date of this proxy statement/prospectus. We also own our sales and sell our EVs directly to customers through our online platforms. We focus on lightweight materials, affordable customization, user safety and EV performance when we design and manufacture our products. We strive to create an affordable and enjoyable driving experience for our customers.

Our automotive design experience can be traced back to 2003, when our core management team started the automotive design service through Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd. Our executive team has led the development of numerous automobile models for major mainstream Chinese auto brands, such as Geely, Chery, FAW and GAC.

With a decade of operations, we accumulated a rich repertoire of proprietary technologies and industry know-how, and established a self-owned EV brand, Qiantu, in 2015. We released our first EV model K50, a luxury all-electric super sports car, in 2018 and our second EV model K20, an affordable urban EV, in June 2022. Below is a summary of these three EV models’ key features.

•        K50, a two-seater, all-electric, all-wheel drive super sports car, was our first vehicle model released in 2018, featuring high-performance motoring and lightweight technology and designed to bring exceptional sports car driving experiences. K50’s twin-motor design delivers extraordinary acceleration capability with a maximum speed of approximately 200 kilometers per hour, enabling it to accelerate from zero to 100 kilometers per hour in less than 4.6 seconds. As of the date of this proxy statement/prospectus, we have sold 138 K50s.

•        K20, released in June 2022, is a small-size, two-seater hatchback specially targeting urban middle-class consumers, who we believe have strong purchasing power. K20 has an all-aluminum body structure and features modern designs with a sports car proportion. As of the date of this proxy statement/prospectus, we have received approximately 32,000 non-binding pre-orders for the K20.

•        K25, our next vehicle model, is a four-seater hatchback with high mechanical performance similarly targeting urban middle-class consumers who require more space.

After the consummation of the Business Combination and Pubco’s securities become publicly traded, Pubco intends to promptly conduct follow-on offering of its securities, and the proceeds from such follow-on offering will be used to fund the operations of CH-Auto Technology. See “Summary of the Proxy Statement/Prospectus — The Parties to the Business Combination — CH-Auto Technology Corporation Ltd.” for details on our funding plan to resume volume manufacturing of K50 and commence volume manufacturing of K20.

In addition to the upcoming K25, we plan to release another two vehicle models in the next three years. The following image illustrates the time of release of our EV models and the expected release time of our future EV models.

We believe that our advanced technologies allow us to develop vehicles capable of delivering an unparalleled customer experience at an affordable price. Specially, our lightweight body technology allows us to utilize lightweight materials not commonly used in automobile manufacturing, such as aluminum alloy and carbon fiber composite materials. We believe this lightweight body technology will greatly reduce the manufacturing complexity and battery consumption for the same driving range. Our vehicle design and development technologies allow flexible and affordable customization based on customer demand. Moreover, our self-developed Frame Shell technology enables us to expedite new model design and development in response to customer preferences, and to lower the cost and our research and development expenses. Furthermore, we have developed thermostat battery technology, which can achieve effective thermal management and performance stability even under extreme weather conditions. As of December 31, 2022, we have registered 350 patents in relation to our thermostat battery technology.

We are one of the 16 manufacturers that have obtained the “dual qualifications” that are essential to manufacture EVs in China. Our manufacturing strategy focuses on quality and efficiency. With our lightweight body technology, we have streamlined our manufacturing technique from the traditional four steps of stamping, welding, painting and assembly to, simply two steps of vehicle body structuring and assembly, which we anticipate will reduce the capital costs for EV manufacturing. Our asset-light manufacturing model, together with our advanced technologies, allow us to achieve cost-effective vehicle production and realize increases in the gross profit margin of our vehicles.

We own our sales. Different from traditional automakers selling cars mainly through third-party dealership, we sell our products directly to customers through our online platforms. We focus on online customer acquisition and digitalization of customer interactions. Specifically, we launch online marketing campaigns to generate sales leads and then convert these leads to registered users in our official website and WeChat official account, based on which, we establish a user behavior model, record and analyze the conversion efficiency of each user from lead to registration, and to transaction. Meanwhile, we also maintain our offline sales network in major cities in China so that interested buyers can easily test drive our cars in their neighborhood.

Our management team has years of technical and management experience working at well-known OEMs. Their in-depth expertise in the automotive industry enables them to provide execution certainty and efficiency. We believe their expertise, combined with innovative minds and strong technology background, will lead us to prevail in competition.

We started to face a cashflow shortage in the end of 2019 and the COVID-19 crisis also further exacerbated our cash flow position. Consequently, although we continued to operate our automotive design business, we temporarily halted our EV production in 2020 and 2021, while at the same time, focused on optimizing our operations and developing our new vehicle models, K20 and K25. Our total net revenue was US$6.5 million and US$9.0 million in 2021 and 2022, respectively. We incurred a net loss of US$67.6 million and US$130.1 million in 2021 and 2022, respectively.

Our Competitive Strengths

We believe that we are well-positioned to capture market opportunities in China for the following reasons.

Technology-empowered vehicle designs with enhanced cost- and energy-efficiency

We provide technology-empowered EVs to create a more enjoyable driving experience for customers. Our current EV models include K20 and K50. K20 is a small-size, two-seater hatchback specially targeting urban middle-class consumers, who we believe have strong purchasing power. K20 has an all-aluminum body structure and features modern designs with a sports car proportion. K50, a luxury two-seater, all-electric, all-wheel drive super sports car, features high-performance motoring and lightweight technology and is designed to bring exceptional sports car driving experiences. K50’s twin-motor design delivers extraordinary acceleration capability. With a peak torque of approximately 580Nm, K50 can accelerate from zero to 100 kilometers per hour in less than 4.6 seconds and has a maximum speed of approximately 200 kilometers per hour. Both K20 and K50 feature in-house developed and patented thermostat battery technology and adopt pre-cooling, pre-heating and insulation technologies to achieve effective thermal management, which helps extend battery longevity, improve the charge-discharge performance and cruising range of batteries at low temperatures, and enhance battery safety and avoid thermal runaway.

K20 and K50 incorporate our lightweight body technology, which we believe is the key to enhanced cost- and energy-efficiency. Our lightweight body technology features the use of lightweight materials not commonly used in automobile manufacturing to achieve the desired balance of cost, safety, strength, weight and repairability. The number of parts and components in an aluminum body structure is less than those in a steel body structure, which reduces production time and expediate the overall production pace. Additionally, the aluminum alloy mechanical structure formed by cold bonding processes, combined with the adoption of carbon fiber composite materials, can achieve weight reduction. We use carbon fiber composite for vehicle panels and covers, which can increase its central bending and plate stiffness and improve the touch-and-feel, while reducing vehicle weight. The combination of the two materials enables our vehicles to achieve weight reduction, while maintaining body strength and durability. We believe such lightweight designs reduce energy consumption for the same driving range, which decreases the units of battery mounted in our vehicles, thereby contributing to lowered sales prices of our vehicles. With our lightweight body technology, we have streamlined our manufacturing technique from the traditional four steps of stamping, welding, painting and assembly to two steps of vehicle body structuring and assembly, which we anticipate will reduce the capital cost for EV manufacturing. Moreover, our adoption of aluminum body structure eliminates anti-erosion painting processes, which improves our production efficiency and saves costs. By improving the cost- and energy-efficiency of our EVs, we believe we can make the purchase and daily usage of EVs more affordable for our customers.

Customer focused vehicle design and development

Our vehicle design and development are guided by customer demands. Recognizing needs of urban middle-class to express individuality, we have adopted vehicle design and manufacturing techniques that allow flexible and affordable customization. The use of carbon fiber composite for vehicle panels and covers enable us to more conveniently customize the exterior designs of our vehicles according to customer specifications. Moreover, we have developed our proprietary Frame Shell technology, through which we design vehicle internal structure separately from exterior panels, so as to lower design and engineering cost, facilitate vehicle iteration and development, allow for flexible exterior design customization without affecting the internal drive units, and to better meet customer demands for personalized vehicle looks.

We continue to introduce new models and iterations to adapt to market development. For example, our next vehicle model, K25, is a four-seater hatchback with high mechanical performance similarly targeting urban middle-class consumers who require more space. In addition to K25, we plan to roll out another two new models, K55, which will be our first business electric coupé, featuring coach door and innovative and comfortable seat designs and autonomous driving capabilities, and K70, which will be an all-electric dual-use vehicle model, compatible for family and business usages. By ensuring high speed to market and prompt responsiveness to customer needs, we believe we can enhance our competitiveness in the market.

Integrated online and offline vehicle sales and delivery

We own our sales. Different from traditional automakers selling cars mainly through third-party dealerships, we sell our products directly to customers through our online platforms. We have developed an integrated online and offline sales model to access more potential customers and enhance brand image with our online marketing campaigns, connect with customers using online portals and perform vehicle delivery with our offline brand store and sales partners. We primarily utilize short videos and live streaming sessions to conduct marketing campaigns, which are infused with virtual reality elements to cost-effectively attract our target audience and generate sales leads. We convert these leads to registered users in our WeChat official account, based on which we establish a user behavior model, record and analyze the conversion efficiency of each user from lead to registration, and to transaction. With fully digitalized processes and continuous data-driven optimization, we expect to achieve higher efficiency in sales and marketing than automakers that rely on traditional third-party dealerships to reach customers.

We have established our offline sales network, so that interested buyers can easily test drive our vehicles in their neighborhood. Compared with incumbent automakers’ dealership model in China, we believe our sales network is more efficient due to a shortened decision-making process and fewer potential conflicts of interests. We believe such improved sales and marketing efficiency will result in comparatively lower sales and marketing expense, allowing us to achieve improved profitability.

Advanced technologies and manufacturing techniques

We have a strong team of in-house research and development personnel located in Beijing. As of December 31, 2022, we had 69 full-time employees engaged in research and development, accounting for 22.6% of our total number of employees. Members of our research and development team have many years of industry experience in their respective fields, and many of them were previously with leading global automakers. As of December 31, 2022, we had registered 1,319 patents, 40 trademarks and 30 software copyrights in China and overseas jurisdictions.

Leveraging our research and development capability accumulated from our provision of vehicle design services to automakers, we have developed our proprietary vehicle and battery design technologies and subsequently applied such technologies to our vehicle models. For example, our self-developed lightweight body technology features the use of lightweight materials, which are aluminum alloy and composite materials, to achieve the desired balance of cost, safety, strength, weight and repairability, while reducing production time and manufacturing complexity. We have also pioneered a thermostat battery technology and adopted pre-cooling, pre-heating and insulation technologies to achieve effective thermal management, which helps extend battery longevity, improve the charge-discharge performance and cruising range of batteries at low temperatures, enhance battery safety and avoid thermal runaway, and reduce the possibility of battery decay. Our Frame Shell technology allows us to design our vehicles’ internal structures separately from exterior panels, which lowers design and engineering cost, facilitates vehicle iteration and development, and allows for flexible exterior design customization. Based on Frame Shell technology, we have further developed small car design platform and large car design platform to enable tailored design and development for different vehicle types. In addition, we have also developed accurate installation technology, mirror surface technology, super boost technology and dynamic torque technology to ensure the reliability and high performance of our vehicles.

We have established a tech-enabled and automated manufacturing plant in Suzhou. We are one of the 16 manufacturers in China that have the “dual qualification” needed to manufacture EVs, which are registration with the NDRC for new energy passenger vehicle production and qualification for automobile manufacturing enterprises approved by the MIIT. We have streamlined our manufacturing technique from the traditional four steps to simply two steps, which we anticipate will reduce the capital cost for EV manufacturing. As a result of the more advanced production process and asset-light manufacturing model, investments needed in our production lines are lower than those needed for traditional automotive production lines, allowing us to achieve cost-effective vehicle production and realize increases in the gross profit margin of our vehicles.

Our assembly workshop features great assembly flexibility to accommodate various assembly requirements from various specifications. It possesses a highly automated and digitalized safety testing system to analyze and record the testing results, and the system can be efficiently reconfigured to manufacture new vehicle models while avoiding the costly downtime of equipment. In this way, we effectively save capital investment and reduce production cost. In addition, we take pride in our highly digitalized and automated production lines which support real time monitoring and calibration to allow us to quickly respond to product changes and minimize errors for better quality management and speed to market.

Management team of experienced auto industry veterans

Our founders and senior management team have intensive technical, engineering and management expertise in the technology and automotive industries. The combination of technology and automotive expertise equips us with an innovative mindset, and we take a non-conventional approach to our products and technologies that we believe bring differentiated experience and premium product quality to our customers. We are led by a management team consisting of industry veterans with an average of over two decades of experience serving executive positions in global automotive companies and emerging NEV companies, and have accumulated abundant business network in the upstream and downstream of the automotive industry. They set out to build our company with a global vision, contributing to our robust international expansion plan. Our team of industry experts has led us to build vehicles of high safety standards and optimal performance, achieving strong operational efficiency and minimizing execution risks.

Our Strategies

We intend to grow our business using the following key strategies.

Continue to innovate technologies and become a global one-stop EV solution provider

We aim to continue to devote resources to further innovate our technologies. Specifically, we intend to further refine our lightweight body technology by improving the structure and manufacturing technique of aluminum alloy to reduce the number of vehicle components, and extending the application of carbon fiber composite from vehicle panels to structural components. We also plan to develop our next-generation battery pack with an improved safety profile, higher battery density and lower production costs. Moreover, we intend to integrate the information technology system of our vehicles with 5G technology to develop vehicle information system to allow information exchange and better and safer driving experiences.

With enhanced technological capabilities, our vision is to become a global one-stop EV solutions provider that not only markets and sells EVs but also offers comprehensive design, technology and manufacturing solutions to global automakers, so as to enable the further development of the EV industry.

Expand product offering with more affordable customization options

We expect to expand our product offering by leveraging our Frame Shell technology, and we plan to curate a product portfolio that comprises economy, mid-range and luxury vehicles, addressing all market segments and offering EVs of various price ranges for different consumer groups. Specifically, among our existing and planned models, our K20 and K25 are our economy vehicle models, K70 is a mid-range model, and K50 and K55 target luxury vehicle users. In addition to continuously releasing new vehicle models and upgrades, we also expect to leverage our highly compatible platform and lightweight body technology to offer more affordable customization options for our customers. We believe the adoption of lightweight materials reduces difficulty of manufacturing customized exterior structure and designs and makes vehicle customization more affordable for our customers.

Expand our self-owned sales network through our integrated online and offline sales model

We plan to optimize our sales and marketing efficiency by leveraging our integrated online and offline sales model. We will continue to strengthen our digitalized processes to integrate and connect all stages of the vehicle sales to achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach and serve customers. In addition, we plan to expand to broader regions across China to reach new prospective customers, by opening direct stores and developing more sales partners to serve as on-the-ground outposts for customer outreach.

Enhance our manufacturing capabilities

We intend to enhance the manufacturing capabilities to timely deliver K20, K25, K50 and our future vehicle models. We are currently in the process of constructing production lines for our K20 model in our Suzhou Plant. To the extent that the manufacturing capacity of our Suzhou Plant is insufficient to deliver customer orders, we plan to engage original equipment manufacturers with comparable manufacturing capability for our vehicle production in the future.

Continue to implement corporate social responsibilities

We aim to continue to implement our corporate social responsibilities by ensuring the environmental-friendliness of our vehicle production processes and fulfilling our corporate responsibilities. We seek to minimize our environmental impact by adopting environmentally sustainable technologies. Specifically, we plan to further implement and promote our lightweight body technology and adopt lightweight materials, such as colored plastics, for vehicle wrapping to replace vehicle painting process, which, traditionally, produces the most pollutants during vehicle manufacturing.

Our Vehicles

We design, develop, manufacture and sell EVs primarily in China. In 2018, we released our first EV model, K50. As of the date of this proxy statement/prospectus, we have manufactured 209 and sold 138 K50s. We released a new EV model, K20, in June 2022. K20 is a two-seater all-electric sports car, catering to the interest of urban middle-class consumers. As of the date of this proxy statement/prospectus, we have received approximately 32,000 non-binding pre-orders for K20. Our next vehicle model, K25, is a four-seater hatchback with high mechanical performance similarly targeting urban middle-class consumers who require more space.

K20

K20 is a small-size, two-seater hatchback specially targeting urban middle-class consumers in China. K20 has an all-aluminum body structure and features modern designs with a sports car proportion. Incorporating our twin-motor design and proprietary battery technologies, K20 is able to accelerate from zero to 100 kilometers per hour in 4.7 seconds and has a maximum speed of approximately 180 kilometers per hour. We adopt smart in-car infotainment system to provide users with sufficient vehicle information to better understand the vehicle dynamics. Drivers can choose from various driving modes, including a racing mode. In addition, we have incorporated display interactive system, in-car voice control system and autonomous driving capabilities, delivering safe and enjoyable driving experiences for our customers. We believe these designs will offer customers a more joyful cruising experience at affordable price, and the estimated selling price range for K20 is RMB86,800 (US$13,621) to RMB148,800 (US$23,350). The prototype of K20 was released to the public in 2018, and we officially released K20 in June 2022. As of the date of this proxy statement/prospectus, we have received approximately 32,000 non-binding pre-sale orders for K20.

The following diagram sets forth key features of K20.

Length/Width/Height (mm)	3,741/1,624/1,263
Weight (kg)	700-780
Wheelbase (mm)	2,326
Drive range (km)	500 (NEDC)(1)
Battery capacity (kWh)	39
Battery energy density (Wh/kg)	180
Electricity consumption (kWh/100 km)	7.8
0 – 100 km/h acceleration (s)	4.7 seconds
Maximum torque (Nm)	130/180
Maximum motor power (kW)	70/90
Autonomous driving capabilities	L2.5

____________

(1)      Drive range results are based on NEDC’s standard test procedure. No test can simulate all “real world” driving conditions. Actual on-road electricity consumption may vary due to factors such as traffic conditions, vehicle conditions and load.

The following image illustrates our K20 model.

K25

Our next vehicle model, K25, is a four-door, four-seater hatchback with high mechanical performance and boasts a lightweight and futuristic design, featuring carbon fiber-reinforced polycarbonate and a one-piece headlight design. K25 is our first four-seater vehicle model to complement our vehicle portfolio.

The following diagram sets forth key features of K25.

Length/Width/Height (mm)	4,100×1,610×1,290
Weight (kg)	900 (maximum)
Wheelbase (mm)	2,650
Battery capacity (kWh)	52
Battery energy density (Wh/kg)	180 (minimum)
Electricity consumption (kWh/100 km)	8.9
0 – 100 km/h acceleration (s)	5.2 seconds
Maximum torque (Nm)	130/180
Maximum motor power (kW)	70/90
Autonomous driving capabilities	L2.5

The following images illustrate our K25 model.

K50

K50 is a luxury two-seater, all-electric, all-wheel drive super sports car, featuring high-performance motoring and lightweight body technology, designed to bring exceptional sports car driving experiences.

K50’s twin-motor design delivers extraordinary acceleration capability. With a peak torque of approximately 580Nm, K50 can accelerate from zero to 100 kilometers per hour in less than 4.6 seconds and has a maximum speed of approximately 200 kilometers per hour. K50 features in-house developed and patented battery pack technology and incorporates thermal management functions centrally controlled by our proprietary electric control system, which increases battery durability and improves safety profile.

The following table sets forth key parameters of K50.

Length/Width/Height (mm)	4,634/2,069/1,253
Weight (kg)	1,960
Wheelbase (mm)	2,650
Drive range (km)	380 (NEDC)(1)
Battery capacity (kWh)	78.84
Battery energy density (Wh/kg)	134.35
Electricity consumption (kWh/100 km)	19.9
0 – 100 km/h acceleration (s)	4.6
Maximum torque (Nm)	290/290
Maximum motor power (kW)	140/140
Post-subsidy price	RMB686,800 (US$107,774)

____________

(1)      Drive range results are based on NEDC’s standard test procedure. No test can simulate all “real world” driving conditions. Actual on-road electricity consumption may vary due to factors such as traffic conditions, vehicle conditions and load.

K50 features a luxurious, all-carbon fiber body design with 16 color options and was one of the earliest EVs designed and manufactured in China with carbon fiber coverings. K50 also utilizes our proprietary lightweight body technology and incorporates an all-aluminum body structure, which achieves significant weight reduction and energy saving. See “— Our Technologies — Lightweight body technology” for details. The following image illustrates our K50 model.

Future models

We plan to release three new models and cover a full range of small- to full-size EV models in the next three years. In addition to K25, we are in the process of developing K55, our first business electric coupé, featuring coach door and innovative and comfortable seat designs and autonomous driving capabilities. K70, the other vehicle model currently under development, is an all-electric dual-use vehicle model, compatible for family and business usages. K70 features customizable space layout, fold-out full-size bed, abundant built-in utilities, as well as high mechanical performance supported by its four-wheel drive design and autonomous driving capabilities.

Vehicle Deliveries

We started to deliver K50 in September 2018. The global outbreak of COVID-19 had negatively affected the delivery results of K50 in 2020, 2021 and 2022, as the pandemic not only disrupted the production of K50 and increased raw material and logistics costs, but also adversely affected customer demands for EVs. As a result, we delivered a limited number of K50 in 2020, 2021 and 2022. We have resumed production in November 2021, and in anticipation of order fulfillment requirements, we have set up a vehicle delivery center in Suzhou. In 2018, 2019, 2020 and 2021 and 2022, we manufactured 68, 105, 17, 14, and two K50s, respectively, and delivered 39, 84, five, two and four K50s, respectively. We anticipate delivering 200 units of K50 if we can obtain at least US$55 million either through public offering or private placement of our securities or through K50 orders’ deposits by the end of 2023. After the consummation of the Business Combination, Pubco intends to fund our operations, including the manufacturing and delivery of K20, through proceeds from public offering or private placement of its securities. See “Summary of the Proxy Statement/Prospectus — The Parties to the Business Combination — CH-Auto Technology Corporation Ltd.” for details on our funding plan to resume volume manufacturing of K50 and commence volume manufacturing of K20.

Our Vehicle Design Solutions

We provide one-stop automotive design and development solutions for EV and traditional automotive manufacturers, covering full vehicle design and development, component design, engineering design, technique analysis and trial production and testing. Our executive team has led the development of numerous automobile models for major mainstream Chinese auto brands, such as Geely, Chery, FAW and GAC. Our design and development process factors in the technologies, equipment and component supplies available to the relevant customer, so as to achieve fast and cost-effective vehicle production and launch for our customers. Leveraging almost two decades’ experience, we have developed a complete research and development system that receives the ISO9001 quality management certification and a comprehensive knowledge management system. To a lesser extent, we also manufacture and sell vehicle components to automakers. As of December 31, 2022, we held 81 patents relating to our vehicle component manufacturing.

Our Technologies

We are committed to developing our core technologies in-house. We believe our core technology competencies, which include, among many others, our lightweight body technology, thermostat battery technology, accurate installation technology, mirror surface technology, super boost technology and dynamic torque technology, set us apart from our competitors. In addition, we have developed our proprietary Frame Shell technology, based on which we have developed two vehicle design platforms for small and large cars, which enables us to expedite new model development and releases in response to customer preferences and lowers cost and research and development expenses.

Lightweight body technology

Our lightweight vehicle design technology features the use of lightweight materials, which are aluminum alloy and composite materials, to replace the steel body structure of traditional vehicles and achieve the desired balance of cost, safety, strength, weight and repairability. Due to their high formability, aluminum alloy materials, through appropriate extrusion and casting, can be shaped into complex mechanical structure in one step, which we believe will greatly reduce the number of vehicle parts and vehicle body weights, thereby improving production efficiency and lowering manufacturing costs. Catering to the structural characteristics of various materials used in our vehicles, we apply different connection techniques, such as welding, flow drill screws and self-piercing riveting, and material reinforcement technologies to improve the manufacturing quality and reliability of our vehicles. We use carbon fiber composite for vehicle panels, which can increase vehicles’ central bending plate stiffness and improve touch-and-feel quality, while reducing vehicle weight compared to aluminum alloy materials. We independently developed our carbon fiber molding technology to save production cost and energy. Our adoption of both aluminum body structure and carbon fiber composite can achieve weight reduction for our vehicles, while maintaining body strength and durability. We believe such lighter weight designs reduce energy consumption for the same driving range, which decreases the units of battery mounted in our vehicles, thereby contributing to lowered sales prices of our vehicles. As of December 31, 2022, we have registered 253 patents in relation to our lightweight body technology.

Thermostat battery technology

Leveraging years of experience in vehicle design and development, we have developed our standardized battery pack to be used in K20, K50 and our future vehicle models. Our standard battery pack can be assembled in varying number of units based on different sizes and weights of our vehicle models. Battery standardization simplifies problem diagnosis, reduces maintenance burdens and allows convenient battery replacements.

We have adopted pre-cooling, pre-heating and insulation technologies to achieve effective thermal management, which helps extend battery longevity, improve the charge-discharge performance and cruising range of batteries at low temperatures, enhance battery safety and avoid thermal runaway, and reduce the possibility of battery decay. Our battery can sustain normal functionality under a temperature range of below 30 degrees Celsius to 55 degrees Celsius.

Accurate installation technology

We utilize adjustable transition joints and technologies to guarantee the accurate installation of vehicle composite parts into the vehicle body. During the installation process, we scan composite parts and record measurement deviation, if any. We then locate such parts to the correct installation position and install the parts with robotic arms through adjustable transition joints, such as adjustable nuts, which ensures accurate installation of composite parts even if certain measurement deviations exist.

Mirror surface technology

We innovated the multiplayer composite material technology with the use of polycarbonate material, which forms optical surface and a super-strength structure. Such technology eliminates paint spray applications and is environmentally friendly. The super-strength structure renders our vehicles less prone to collision damage.

Super boost technology

We optimize performance of our vehicle machinery and battery by controlling temperature, capacity and other parameters of the motor battery through a vehicle control unit (“VCU”). Our super boost technology offers a launch control mode and allows for powerful straight-line acceleration suitable for auto racing.

Dynamic torque technology

To counteract vehicle understeer and oversteer, we developed our dynamic torque technology, which, with comprehensive algorithm controlling the VCU module, enables front and rear wheels to drive independently, and the motors can generate both driving forces and braking forces of the same strengths in opposite directions at the same time. The dynamic torque technology, compared with the traditional ESP system that applies reverse braking forces, has a lesser impact on vehicle speed and drivability.

Frame Shell technology

We have developed our proprietary Frame Shell technology to design our vehicles’ internal structures separately from exterior panels. The internal structure typically includes chassis, powertrain, battery pack, wheels and other structure components, and is drivable on its own. Such design features of Frame Shell technology can translate into lower design and engineering cost and faster iteration and development, and allows for flexible exterior design customization without affecting the internal drive units, so as to better meet customer demands for personalized vehicle looks. Moreover, the internal structures can be recycled for different vehicle models, which helps with issue-spotting and cost-saving for after-sales maintenance. Based on Frame Shell technology, we have further developed small car design platform and large car design platform to enable tailored design and development for different vehicle types. As we continue to grow and release new models, we believe we will derive significant benefits from our Frame Shell technology.

Following is an illustration of our Frame Shell technology as applied to K50 and K20, representing our large car model and small car model, respectively.

Our Services

We offer our customers a full suite of convenient services to serve our customers’ needs. Our services are generally available on and can be reserved through our mobile application, website and hotlines.

Our Charging Services

We offer charging services to meet our customers’ charging needs through a combination of private charging stations, public chargers and third-party charging services. We provide complimentary charging stations and installation services for our vehicle purchasers. Our vehicles are compatible with public charging stations in China.

After-Sales Services and Warranty

We provide efficient and convenient after-sales services both offline and online. At customers’ request, we, through our service providers, offer door-to-door services to perform regular check and other tasks that can be performed at customers’ site. Customers may also reserve through our website and hotlines to have our service specialists pick up the car, arrange for maintenance and repair services, and then return the vehicle to customers once the services are done. As of the date of this proxy statement/prospectus, we also have an offline service network covering 27 service centers across 22 cities in China that are available to address customers’ maintenance and repair needs.

For customers of K50, we offer (1) a five-year or 100,000-km warranty, and (2) an eight-year or 160,000-km warranty for critical components, such as battery pack, motors and electric control system. Customers may also elect to purchase our upgraded services, such as lifelong roadside assistance services and lifelong warranty services.

Other Value-Added Services

We cooperate with banks and connect them with customers who seek automotive financing solutions. We assist our customers in their application for financing, making the buying process easier. Through our arrangement with our partner banks, we believe we are able to assist our users in procuring financing on attractive terms.

Research and Development

We have a strong team of in-house research and development personnel located in Suzhou. As of December 31, 2022, we had 69 full-time employees engaging in research and development, accounting for 22.6% of our total number of employees. Members of our research and development team have many years of industry experience in their respective fields, and many of them were previously with leading global automakers such as Chrysler, JEEP, Ford, Mercedes and Jaguar Land Rover. See “— Our Technologies” for more information on our research and development initiatives.

We have established our unique product development process, the Qiantu Process (the “QTP Process”), that caters to our business needs and integrates our company resources. Our QTP Process sets 10 key steps during the entire product development process and, based on project specifications, delineates the contents and forms of deliverables in each key step. Meanwhile, our complimentary internal coordination, review and decision-making mechanisms serve to ensure the orderliness and efficiency of our product development processes.

Manufacturing, Supply Chain and Quality Control

Manufacturing

We currently manufacture K20 and K50 in our plant located in Suzhou, Jiangsu Province (the “Suzhou Plant”), where we believe it can capitalize on the well-developed supply chain of the automotive parts and components as well as a vast pool of automobile and tech talents in the vicinity of the Yangtze River Delta.

With our lightweight body technology, we have streamlined our manufacturing technique from the traditional four steps of stamping, welding, painting and assembly to simply two steps, i.e., vehicle body structuring and assembly, which we anticipate will reduce the capital cost for EV manufacturing. Specifically, our adoption of aluminum body structure eliminates anti-erosion painting processes, which improves our production efficiency, saves costs and is more environmentally friendly. As a result of the more streamlined production process and our asset-light manufacturing model, investments needed in our production lines are lower than those needed for traditional automotive production lines, allowing us to achieve cost-effective vehicle production and realize increases in the gross profit margin of our vehicles.

Our Suzhou Plant currently has four workshops, i.e., aluminum alloy processing workshop, welding workshop, assembly workshop and carbon fiber production and pre-assembly workshops. The Suzhou Plant is designed to have an annual production capacity of 50,000 units. The assembly workshop features great flexibility to accommodate various assembly requirements from various specifications. It possesses a fully automated and digitalized safety testing system to analyze and record the testing results automatically. We have adopted strict production protocols and quality assurance measures throughout the manufacturing process. We have received “dual qualifications” from the National Development and Reform Commission of PRC for new energy passenger vehicle production and from the Ministry of Industry and Information Technology as a qualified automobile manufacturing enterprise. As of December 31, 2022, the Suzhou Plant had 50 workers working on the manufacturing lines. Our Suzhou Plant currently has an annual production capacity for vehicle assembly of 50,000 units and for welding of 15,000 units for our K50 vehicles, and we are in the progress of constructing production lines in our Suzhou Plant for our K20 model, which has an estimated annual production capacity for vehicle body assembly of 64,000 to 96,000 units and for welding of 48,000 to 72,000 units.

The Company currently continues its efforts to raise capital for its business on reasonable terms through additional equity offerings or debt financing or additional bank facilities. And after the consummation of the Business Combination and Pubco’s securities become publicly traded, Pubco intends to promptly conduct follow-on offering of its securities. We intend to fund the operations of the Company, mainly the volume manufacturing and delivery of K50 and K20, through raising US$55 million to US$205 million proceeds from public offering or private placement of its securities.

Capital investment required of resuming K50 volume manufacturing is less than that required of commencing K20 volume manufacturing, as the Company already possesses the molds and equipment needed for K50 volume manufacturing and only needs to resume K50 volume manufacturing by repaying its liabilities owed to suppliers and hiring more workers working on the manufacturing lines, while the Company still needs to procure necessary facilities required of K20 manufacturing. Moreover, as K50 is a luxury all-electric super sports car, for each K50 order the Company receives, the Company typically collects deposit equal to 50% of the total vehicle sales price, which provides further financial support to commence the manufacturing of such order. The Company plans to, on the other hand, only collect RMB5,000 or around US$750 for each K20 pre-order, which is immaterial compared to the expenditures involved in K20 manufacturing. Consequently, the Company expects to first resume its normal operations by resuming the volume delivery of K50 within three to six months after receiving an estimated proceed of at least US$55 million. After the Company resumes the K50 volume manufacturing, and based on our rough estimate, we need to raise at least another US$100 million in order to launch our K20 product lines. However, if the Company is able to raise more than US$55 million but less than US$155 million in total, we can start the procurement of materials and equipment for our K20 product lines (which takes about two months to complete) and if we have more capital, we can start to build the vehicle body assembly and welding production lines for K20 (which takes about six months to complete the construction) and conduct the internal testing (which takes about another two months) before K20 production lines can be officially put into use. We expect to commence the volume delivery and fulfill the non-binding pre-sale orders for K20 within six months after the official launch of K20 product lines. Although the deposit of K20 is nominal, the volume delivery of K20 does not require further financing through public offering or private placement of our securities; instead, we plan to manufacture our K20 orders through the supply chain financing. Therefore, as long as the K20 production lines can officially launch, the Company will be able to deliver K20 in volume and fulfill any order we receive provided that the orders we receive do not exceed our annual production capacity.

We determine our production volume by reference to sales orders received for our vehicles. In order to timely deliver the K20s for the non-binding pre-sale orders and future sales orders for our vehicles, we plan to add new production lines in our Suzhou Plant, and to the extent that the manufacturing capacity of our Suzhou Plant is insufficient to deliver customer orders, we plan to engage OEMs with comparable manufacturing capability for production of our K25, K55, K70 and other future models. As of the date of this proxy statement/prospectus, we have not experienced surges or declines in consumer demand for which we are unable to adequately adjust our manufacturing and supply.

Our Suppliers

We primarily obtain molds, raw materials, components, manufacturing equipment and other supplies and services from our suppliers which we believe to be reputable and reliable. Raw materials and components sourced from suppliers primarily include ternary lithium battery assembly, motor and controller assembly, aluminum alloy materials, automobile interior and exterior decoration assembly and automobile chassis components. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity and market reputation. We have implemented supplier screening and quality control processes, including mold and prototype review, sample review, manufacturing process tracking and on-site visits, to ensure the quality of components sourced from our suppliers.

We purchase our components and materials from suppliers in China and overseas. We source from over 100 suppliers for over 1,000 components and parts to build our K20 and K50. While we intend to obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased from a single source. A substantial portion of our components and materials are sourced from suppliers in China, and we have not experienced supply chain risks arising from geopolitical tensions. Although we had not experienced supply chain disruptions in 2020, 2021 and 2022 as a result of our halted production, the resurgence of COVID-19 pandemic in various regions of China since early 2022, such as that in Shanghai since March 2022, had caused a shortage in raw materials and components and suspension of K50 manufacturing and had adversely impacted our business, results of operations and financial condition. We plan to develop and introduce alternative suppliers for raw materials and components in shortage when market demands for K50 increase and when we commence manufacturing our future vehicle models.

Quality Control

We strive to deliver best-quality products and services to our customers, and we believe a well-rounded quality control system is the key to ensuring the delivery of high-quality products and services.

Our quality control measures help us maintain high standards for our products and services. We take a holistic quality control approach, starting at the early stage of product development, where we conduct vigorous vehicle design evaluation and simulation. We also implement quality control initiative during the procurement stage. See “— Our Suppliers” for details. In the manufacturing stage, we monitor manufacturing technique and preparations, configure production lines and organize trial production to identify quality issues, and we commence volume production once all such issues have been fixed. In addition, we have built road-condition simulations to test new vehicles under various environmental conditions.

We have received the ISO9001 quality management system certification, which is valid from September 2021 until September 2024 and subject to renewal.

Sales and Marketing

We own our sales. Different from traditional automakers selling cars mainly through third-party dealerships, we sell our products directly to customers through our online platforms. We have developed an integrated online and offline sales model to access more potential customers and enhance brand image with our online marketing campaigns, connect with customers using online portals and perform vehicle delivery with our offline sales network.

Digitalized Sales and Marketing

We bring a steady stream of sales leads through three channels: our brand store, media platforms and user word-of-mouth referral. Specifically, we utilize short videos and live streaming sessions to promote our vehicles among urban middle-class consumers, and our marketing campaigns are infused with virtual reality concept, so as to cost-effectively attract our target audience and generate sales leads. We convert these leads to registered users in our official website and WeChat official account. The system automatically establishes a user behavior model, records and analyzes the conversion efficiency of each user from lead to registration, and to transaction. Through our data analytics, we constantly optimize the sources of sales leads, product presentation and sales processes. At the same time, through user engagement within our online system, we encourage owners of our vehicles to voluntarily promote our vehicles, generating high-quality sales leads.

Our customers can place through our WeChat mini program vehicle purchase orders, and we deliver our vehicles through our offline sales network. By collecting customer behavior and feedback in the closed-loop process, we actively manage customer relationships, improve service quality and efficiency, reduce personnel-related expenses and investment in stores and delivery centers, and ultimately reduce offline service costs.

Offline Sales Network

Our offline sales network comprise our brand store and sales partners. As of the date of this proxy statement/prospectus, we operate one brand store in Suzhou. Our brand store and sales partners integrate functions including display, sales (sales people can assist buyers to place orders through our online platforms) and test drive, providing customers with convenient and efficient purchasing experience.

Since 2022, we started to source and engage sales partners to expand our offline sales network into lower-tier cities in China. In selecting our sales partners, we consider various factors, including industry experience, marketing capabilities and financial condition of the sales partners. Our sales partners purchase vehicles from us at discounts, and such vehicles are used to for display and test drive purposes, so as to facilitate the promotion and sales of our vehicles.

We plan to provide trainings to these sales partners to facilitate their sales and marketing initiatives and activities. As of the date of this proxy statement/prospectus, we have established collaborations with 44 sales partners. We have also partnered with international sales partners to facilitate vehicle sales in southeast Asian market and Saudi Arabian market.

On March 14, 2023, we entered into a settlement agreement (the “Settlement Agreement”) with Mullen Automotive Inc. (“Mullen”). The Settlement Agreement was entered into in full settlement of all pending litigation and arbitration arising out of a contract dispute between us and Mullen. The contract dispute is related to the engineering, design, support and homologation of Qiantu’s K50 vehicle by Mullen in United States. The Settlement Agreement obligates Mullen to promptly file a motion to dismiss with prejudice the pending lawsuit filed against us, and both Mullen and us to promptly file a joint stipulation of dismissal of the arbitration proceeding. The parties agree to release all claims against each other arising from or in connection with the matters and claims that were subject to those legal proceedings.

Pursuant to the Settlement Agreement, we agree to enter into an intellectual property and distribution agreement (the “IP Agreement”) with Mullen and (2) in connection with the settlement of those legal proceedings and for the privilege of entering into the IP Agreement, Mullen paid us $6,000,000.

Pursuant to the IP Agreement, we granted Mullen the exclusive license to use certain of Qiantu’s trademarks and the exclusive right to assemble, manufacture, and sell the homologated vehicles based on the Qiantu K-50 model throughout North America (including Canada, Mexico, and the United States of America) and South America for a period of five (5) years, which period does not start until Mullen has successfully homologated vehicles based on terms of the IP Agreement (the “Five Year Period”). During the Five Year Period, Mullen is also obligated to purchase a certain number of vehicle kits every year from us. As consideration for Mullen’s entry into the IP Agreement, (1) Mullen issued to us certain warrants to purchase up to 75,000,000 shares of Mullen’s common stock (the “Qiantu Warrants”) as described below; (2) Mullen agrees to pay us $2,000,000 for deliverable items under the IP Agreement; and (3) the Company agrees to pay us a royalty fee of $1,200 for each homologated vehicle sold in North America and South America during the term of the IP Agreement. The Qiantu Warrants were issued upon execution of the IP Agreement and are exercisable at our sole discretion commencing at any time from September 30, 2023 up to and including September 30, 2024 at 110% of the market price of Mullen’s common shares at the close of trading on the earlier of (a) when the Company completes its obligations to its Series D investors; or (b) June 15, 2023.

The foregoing description of the IP Agreement with Mullen does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is filed as exhibit 10.25 to this proxy statement/prospectus.

Data Privacy and Security

We are committed to complying with data privacy laws and protecting the security of customer data. We mainly collect and store data relating to the usage of the autonomous driving system and the intelligent operating system, as well as data collected through our sales and services channels.

Such information is collected with prior consent from our customers in accordance with applicable laws and regulations. Our data usage and privacy policy, which is provided to every customer, describes our data practices. Specifically, we undertake to manage and use the data collected from customers in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss, or leak of customer data and will not disclose important customer data to any third party without customers’ approval except under legal requirement or certain circumstances specified in the customer consent. Moreover, we undertake to stop collecting, transmitting and using data collected from users who later rescind their consents and offer them the option to cancel their accounts with us and swipe their data. We plan to strictly limit and monitor employee access to customer data and to provide data privacy training to these employees and require them to report any information security breach.

We have adopted and plan to adopt a variety of internal policies to protect the data with which we are entrusted. Our board of directors is generally responsible for overseeing the formulation and implementation of our network security measures. For example, we have adopted an internal policy to require relevant employees to document the type of personal information collected, the estimated information storage period and the designated time to delete information. We plan to segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access and to de-sensitize customer data by removing personally identifiable information, when such information is not relevant to our business. We also plan to store customer data in encrypted format to ensure confidentiality. We plan to back up our customer data and operating data on a regular basis in separate back-up systems to minimize the risk of customer data loss or leakage. We believe our policies and practice with respect to data privacy and security comply with applicable laws and with prevalent industry practice. We currently do not maintain policies and procedures to oversee cybersecurity risks with respect to our customers, supply chain, suppliers and service providers. As of the date of this proxy statement/prospectus, we have not experienced cyber-attacks and hacking attempts, and we have not experienced cybersecurity attacks in our supply chain or with respect to our customers, suppliers or service providers.

Health, Safety and Environmental Matters

We are subject to numerous laws and regulations that govern the protection of the environment and health and safety of our employees. Certain of our operations require environmental, health and safety permits or approvals from governmental authorities. Pursuant to relevant PRC regulations, the Suzhou Plant and any of our future constructions must obtain and/or periodically renew the waste disposal permits and other relevant permits. Also, we must take measures for work safety and to improve the working environment and conditions for workers during our production and operation. While certain permits and approvals may be subject to expiration, revocation or modification under various circumstances we are committed to achieving and maintaining compliance with all applicable legal requirements, including, among others, water discharge, the management and disposal of hazardous substances, environmental cleanup and the health and safety of employees.

Competition

Competition in the EV industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:

•        pricing;

•        technological innovation;

•        vehicle performance, quality and safety;

•        service and charging options;

•        user experience;

•        brand recognition and reputation;

•        design and styling; and

•        sales and manufacturing efficiency.

The EV market is generally competitive in China, and our main competitors in the EV market include Li Auto, XPeng and NIO. While the market for all-electric sports cars is relatively less competitive compared to other segments, as we diversify our product portfolio to include small-to-large size electric sedans and SUVs, we expect that we will face increasingly intense competition in the future.

Intellectual Property

As of December 31, 2022, we had registered 1,333 patents, 399 trademarks, 30 software copyrights and two domain names in China and overseas jurisdictions, of which 753 patents relate to our core technologies. In addition, we had 36 pending patent applications as of the date of this proxy statement/prospectus.

Employees

As of December 31, 2022, we had 306 employees, one of whom were located in the United States, and the rest were located in China. The following table sets forth the number of our employees by function as of December 31, 2022:

Function	Number of Employees	Percentage to Total
Research and development	69	22.6%
Sales and marketing	27	8.8%
Manufacturing	110	36.0%
Project management	15	4.9%
Management	25	8.2%
Functional support	60	19.5%
Total	306	100%

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team. We believe that we maintain a good working relationship with our employees. None of our employees are represented by a labor union. As of the date of proxy statement/prospectus, we have not experienced labor shortages as a result of the COVID-19 pandemic or supply chain disruptions.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time.

We enter into standard labor and confidentiality agreements with all employees and non-compete agreements with our core employees. The non-compete restricted period typically expires two years after the termination of employment.

Properties

We are currently headquartered in Beijing, China. As of December 31, 2022, we owned two parcels of land in Suzhou and Qingdao of approximately 238,773.6 square meters. As of the same date, we also leased two properties in Beijing and Shanghai for office space, manufacturing plants and our direct-sale store, with an aggregate floor area of 12,901.8 square meters.

Insurance

Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in China. We do not maintain business liability or interruption insurance or key-man insurance to cover our operations in China, which, we believe, is consistent with the customary industry practice in China.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. In addition, in 2021 and 2022, we defaulted on payments to our suppliers, terminated employment with many employees, and postponed the payment of salary on several occasions. Affected by the adverse effect of the COVID-19 pandemic, we experienced deteriorated financial position and began to default on payments due to suppliers. As of December 31, 2021 and 2022, the amount of account payables associated with lawsuits against us by our suppliers was US$65.5 million and US$73.1 million, respectively. As of December 31, 2022, certain suppliers had reached settlement arrangements with us, and the balance of account payable associated with such settlement arrangements was US$3.4 million, and we are in default of US$84.5 million on the court ordered payments due to financial constraints as of the date of this proxy statement/prospectus. We also terminated employment relationships with certain employees as a result of our deteriorated financial position, and the amount of payroll payables associated with lawsuits against us by our employees was US$17.9 million and US$13.3 million as of December 31, 2021 and 2022, respectively. As of December 31, 2022, certain employees had reached settlement arrangements with us, and the amount payable by us under such settlement arrangements was US$10.2 million, but our capital transactions were not executed on schedule and the committed amount were not delivered; and as of the date of this proxy statement/prospectus, we were in default of US$13.2 million on the court ordered payments due to financial constraints. Apart from claims against us by our suppliers and former employees, we were also subject to liabilities arising from other business lawsuits, and the amount of such liabilities was US$21.3 million and US$21.3 million as of December 31, 2021 and, 2022, respectively. As of December 31, 2022, certain parties had reached settlement arrangements with us, and the balance of amount payable by us under such settlement arrangements was US$4.4 million. As of the date of this proxy statement/prospectus, we are in default of US$28.6 million on the court ordered payments due to financial constraints.

Our History and Corporate Structure

Our automotive design experience can be traced back to 2003, when our core management team started the automotive design service through Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd. In 2012, our core management team left Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd. and established CH-Auto Technology Corporation Ltd. CH-Auto Technology Corporation Ltd. together with its directly or indirectly owned subsidiaries, engages in the business of EV manufacturing, automotive design services and automotive components manufacturing. With a decade of operations, we accumulated a rich repertoire of proprietary technologies and industry know-how and established a self-owned EV brand, Qiantu, in 2015. We established CH-Auto Automobile R&D Co., Ltd. in 2014 to carry out our research and development activities for EV design and manufacturing, and we established WATTPACK Technology Co., Ltd. in the same year to carry out vehicle and component manufacturing. We established Changcheng Huaguan Automotive Technology (Suzhou) Co., Ltd. in 2015 and Nanjing Qiantu Automotive Technology Co., Ltd. in 2017 to carry out automotive technology development activities. We established Nanjing Qiantu Automobile Sales Co., Ltd. in 2017 to facilitate our sales and marketing activities. In 2021, we set up a joint venture company, Shanghai Jitai Auto Technology Co., Ltd., with the Italian Giugiaro family to carry out our vehicle design activities. Pursuant to our joint venture agreement, our contribution to the registered capital of the joint venture shall be RMB5,600,000, representing 56% of the total registered capital of the joint venture, which has been fully paid as of the date of this proxy statement/prospectus. The duration of the joint venture shall be 30 years, commencing from the date of issuance of the business license on August 9, 2019, and may be terminated upon expiration of the joint venture, by mutual written consent of the parties, upon cessation of any party’s ownership of any equity in the joint venture, or upon any other material breach specified in the joint venture agreement.

The following diagram illustrates our corporate structure in the PRC and our principal subsidiaries in the PRC as of the date of this proxy statement/prospectus.

Our Major Subsidiaries

The following subsidiaries are of strategical importance to us.

Name of subsidiary	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
CH-Auto Automobile R&D Co., Ltd.	January 28, 2014	The PRC	100%	EV production
Qiantu Automobile (Suzhou) Co., Ltd.	February 12, 2015	The PRC	100%	EV manufacturing
Nanjing Qiantu Automobile Sales Co., Ltd.	October 11, 2017	The PRC	100%	Automobile sales
Nanjing Qiantu Automotive Technology Co., Ltd.	October 11, 2017	The PRC	100%	Automotive technology development
WATTPACK Technology Co., Ltd.	January 28, 2014	The PRC	100%	EV production
Changcheng Huaguan Automotive Technology (Suzhou) Co., Ltd.	February 9, 2015	The PRC	100%	Automotive technology development
Qingdao Zuki Industrial Design Co., Ltd.	December 5, 2000*	The PRC	60%	Industrial product design
Nanjing Qiantu Automobile Investment Management Co., Ltd.	October 12, 2017	The PRC	100%	Automobile project investment management

____________

*         Date of Acquisition

Business Milestones

The following is a summary of our key business milestones.

Year	Event
2003	Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd. was established and began to provide automotive design services for automotive manufacturers.
2012	CH-Auto Technology was established.
2014	Our first EV model, K50, was first displayed in Beijing International Auto Show.
2016	We obtained qualification from the NDRC for new energy passenger vehicle production.
2018	We obtained qualification from the MIIT as a qualified automobile manufacturing enterprise. We released and commenced volume production and vehicle delivery for K50 in the same year.
2019	We set up a joint venture company, Shanghai Jitai Auto Technology Co., Ltd., with the Italian Giugiaro family.
2022	We released our second vehicle model, K20, and received approximately 32,000 non-binding pre-sale orders as of the date of this proxy statement/prospectus.

Regulation

The following sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of New Energy Passenger Vehicles

Under the PRC laws, a newly-established manufacturer of new energy passenger vehicles shall first complete the filings with the competent local counterpart of the National Development and Reform Commission, or the NDRC, and thereafter obtain the entry approvals from the Ministry of Industry and Information Technology, or the MIIT, for itself and the new energy passenger vehicles to be manufactured by them.

On June 2, 2015, the NDRC and the MIIT promulgated the Administrative Measures for Newly-established Manufacturers of Pure Electric Passenger Vehicles, or Circular 27, which took effect on July 10, 2015. According to Circular 27, a newly-established manufacturer for pure electric passenger vehicles shall satisfy specific requirements including, among others, having complete vehicle research and development capabilities, power systems and other necessary technologies, and shall obtain the NDRC approval with respect to the project investments in manufacturing the pure electric passenger vehicles. On June 4, 2017, the NDRC and the MIIT issued the Opinions on Improving the Management of Automobile Investment Projects which became effective on the same day. Pursuant to such guiding opinions, applicants shall comply with the requirements specified in Circular 27 when applying for pure electric passenger vehicle enterprise investment projects (including existing commercial vehicle enterprises applying for the manufacturing of pure electric passenger vehicles). In accordance with the Administrative Measures for Investment in Automobile Industry, which was subsequently promulgated by the NDRC on December 10, 2018 and took effect on January 10, 2019, the projects in relation to newly established manufacturer for pure electric passenger vehicles shall be filed with the competent provincial counterpart of the NDRC, which supersedes the requirement of obtaining the approval from the NDRC under Circular 27.

In addition, on January 6, 2017, the MIIT promulgated the Administrative Measures for the Entry of New Energy Vehicle Manufacturers and Products or Circular 39, which took effect on July 1, 2017, and was amended on July 24, 2020 and effective from September 1, 2020. Pursuant to Circular 39, the manufacturers shall apply to the MIIT for the entry approval to become a qualified manufacturer in China and shall further apply to the MIIT for the entry approval for the new energy passenger vehicles before commencing the manufacturing and sale of the new energy passenger vehicles in China. Both of the new energy passenger vehicles and their manufacturers will be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT from time to time, or the Manufacturers and Products Announcement, if they have obtained the entry approval from the MIIT.

To obtain the entry approvals from the MIIT, the manufacturers must meet certain requirements, including, among others, having completed required filings on its investment in the EV manufacturing project with the NDRC or obtained approvals on the access on automobile vehicle manufacturer from the MIIT; having capabilities in the design, development and manufacture of automotive products, product consistency, after-sales service and product safety assurance; the new energy vehicles shall meet the technical criteria contained in Circular 39 and other safety and technical requirements specified by the MIIT, and pass inspections conducted by a state-recognized testing institution. Where any new energy vehicle manufacturer manufactures new energy vehicle without the prior approval of the competent authorities or sells any model of new energy vehicle not being published in the Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Circular 39 also requires that the new energy vehicle manufacturers shall continuously satisfy the production consistency requirement and meet the requirements prescribed under the Admission Review Standards for New Energy Vehicle Manufacturers (the “Admission Review Standards”). A new energy vehicle manufacturer that fails to consistently comply with the Admission Review Standards may be required to suspend its manufacturing and sales activities until rectification of such failures by relevant PRC authorities. A new energy vehicle manufacturer that continues to engage in vehicle manufacturing and sales upon notification by relevant authorities of failure to comply with Admission Review Standards may be subject to fines, confiscation of income and revocation of business license, and under severe circumstances, criminal liabilities.

Furthermore, in accordance with Circular 39, the Manufacturer who has suspended its manufacture for 24 months or more may be publicly identified by MIIT.

On November 27, 2018, the MIIT promulgated the Administrative Rules on the Admission of Motor Vehicle Manufacturers and Products or Circular 50, which took effect on June 1, 2019. Pursuant to Circular 50, passenger vehicle manufacturers shall maintain normal operations, i.e., having an annual production volume for passenger vehicles of no less than 2,000 units in two consecutive years. A passenger vehicle manufacturer shall be publicly identified by MIIT if it is unable to maintain normal operation. The manufacturer may defend itself after receiving relevant notification from the MIIT. Passenger vehicle manufacturers being identified will be unable to apply for any modification to admission qualifications and the MIIT will verify such manufacturer’s compliance with the entry approval of manufacturers of road motor vehicles and the products when it applies for removal from MIIT-identified status.

In addition, the MIIT promulgated the Notice on the Establishment of the Exit Mechanism for the Automobile Industry (the “Automobile Exit Mechanism”) on July 12, 2012, which took effective therefrom. Pursuant to the Automobile Exit Mechanism, vehicle manufacturers that are unable to maintain normal operations shall be publicly identified by MIIT for a period of two years (the “MIIT-identified Period”). During the MIIT-identified Period, any application for the new product admission approval by such manufacturer will not be accepted. A vehicle manufacturer may apply for new product admission approval during the MIIT-identified Period if such manufacturer satisfies the admission rules and no longer publicly identified by MIIT. Upon the expiration of the MIIT-identified Period, manufacturers who have not applied for the admission approval assessment or have failed the assessment will not be allowed to modify the name or address of its enterprise.

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the State Administration for Market Regulation, or the SAMR, on September 29, 2022 and became effective on November 1, 2022 and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, in association with the State Certification and Accreditation Administration Committee, or the CAA on December 3, 2001 and became effective on the same day, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations on EV Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles (effective on July 14, 2014), the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicle (effective on September 29, 2015) and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020) (effective on October 9, 2015), the PRC government encourages the construction and development of charging infrastructure for EVs such as charging stations and battery swap stations, and only newly -built centralized charging and battery replacement power stations are required to obtain the construction approvals and permits from the relevant authorities. The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electrical vehicle charging and battery swap infrastructure are required to carry liability insurance for the safety of their charging and battery swap infrastructure which are in residential areas. The manufacturers of charging and battery swap facilities and EV manufacturers are encouraged to purchase liability insurance policies on charging safety to protect the purchasers of EVs.

On January 10, 2022, the NDRC, the MIIT, National Energy Administration or the NEA, Ministry of Finance or the MOF, Ministry of Natural Resources, Ministry of Housing and Urban-Rural Development, Ministry of Transport, and Ministry of Agriculture and Rural Affairs jointly issued the Implementing Opinions on Further Improving the Service Guarantee Capacity of Electric Vehicle Charging Infrastructure, which became effective on the same day. Under such Implementing Opinions, the PRC aims to further improve its EV charging guarantee capacity, and build a moderately advanced, well-balanced, intelligent and efficient charging infrastructure system, which can meet the charging demands of more than 20 million EVs by the end of its 14th Five-Year Plan.

All the above incentives are expected to facilitate acceleration of development of public charging infrastructure, which will consequently offer more accessible and convenient electronic vehicle charging solutions to purchasers of EVs.

Regulations on Automobile Sales and Consumer Rights Protection

Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, or the MOFCOM on April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Product Liability

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and most recently amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. The aggrieved party may make a claim for compensation from the producer or the seller of the product in the event that defective product causes physical injury to a person or property damage. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and may be subject to confiscation of the products and fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the violator’s business license may be revoked.

Recall of Defective Products

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013, and was amended on March 2, 2019. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2016 and were recently amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigation, the manufacturer must cease to manufacture, sell, or import the relevant automotive products and recall such products in accordance with applicable laws and regulations.

On November 25, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with OTA Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls their defective products, it must make a recall plan and completes a filing with the SAMR.

Regulations on Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended on October 25, 2013 and became effective on March 15, 2014. It imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, and potential civil or criminal liabilities.

Favorable Government Policies Relating to New Energy Vehicles in the PRC

Government Subsidies for Purchasers of New Energy Vehicles

On April 22, 2015, the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly promulgated the Circular on Financial Subsidies on the Promotion and Application of New Energy Vehicles from 2016 to 2020, or the NEV Financial Subsidies Circular, which took effect on the same day. The NEV Financial Subsidies Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application issued by the MIIT, or the Recommended NEV Catalogue, may enjoy government subsidies. A purchaser may purchase a new energy vehicle from a manufacturer by paying the price deducted by the subsidy amount, and the manufacturer may obtain the subsidy amount from the PRC central government after such new energy vehicle is sold to the purchaser. Our volume manufactured vehicle K50 was added to this catalogue by the MIIT and is eligible for such subsidies.

On December 29, 2016, the MOF, the MOST, the MIIT and NDRC jointly promulgated the Circular on Adjusting the Subsidy Policies on Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the NEV Subsidy Policies, which became effect on January 1, 2017, to enhance the technical requirements and adjust the subsidy criteria of qualified new energy vehicles in the Recommended NEV Catalogue. The Circular on Adjusting the NEV Subsidy Policies caps the subsidy amount from the local governments at 50% of the subsidy amount from the central government, and further specifies that national and local subsidies for purchasers purchasing new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to the then-existing subsidy standards.

On April 23, 2020, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Improving Subsidy Policies on Promotion and Application of New Energy Vehicles, which took effect on the same day, or the 2020 NEV Financial Subsidies Circular, which extends the implementation period of financial subsidy policy for new energy vehicles to the end of 2022. The 2020 NEV Financial Subsidies Circular further specifies that the subsidy criteria for new energy vehicles during the period from year 2020 to 2022 will generally be reduced by 10%, 20% and 30% compared to the subsidy standard of the previous year respectively, and the number of vehicles eligible for the subsidies will not exceed approximately two million each year.

On December 31, 2021, the MOF, the MIIT, the MOST and the NDRC jointly issued the Circular on the Fiscal Subsidy Policy for the Promotion and Application of New Energy Vehicles in 2022, which took effect on January 1,2022, or the 2022 NEV Financial Subsidies Circular. The 2022 NEV Financial Subsidies Circular confirms that the existing technical indicator system framework and threshold requirements for purchase subsidies will remain unchanged in 2022, and the subsidy standards for new energy vehicles will be lowered by 30% from the level of 2021 in 2022 in accordance with 2020 NEV Financial Subsidies Circular.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the MOF, the State Administration of Taxation, or the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for internal combustion engine vehicles, or the ICE vehicles, is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, or the Catalogue, issued by the MIIT.

On April 16, 2020, the MOF, the SAT and the MIIT promulgated the Announcement on Relevant Policies for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which took effect on January 1, 2021, and extends the exemption period for the vehicle purchase tax of new energy vehicles to December 31, 2022.

On September 18, 2022, the MOF, the SAT and the MIIT further promulgated the Announcement on Continuation of Policies for Exemption of Vehicle Purchase Tax for New Energy Vehicles, which took effect on the same date, and exempt the new energy vehicles purchased during the period from January 1, 2023 to December 31,2023 from the vehicle purchase tax.

Non-imposition of Vehicle and Vessel Tax

Pursuant to the Implementation Regulations for the Law of the People’s Republic of China on Vehicle and Vessel Tax, which took effect on January 1, 2012 and was amended on March 2, 2019, vehicles and vessels which are energy saving and use new energy may be exempted from vehicle and vessel tax or enjoy 50% reduction on vehicle and vessel tax. The scope of such vehicles and vessels shall be formulated by the finance and tax departments of the State Council in consultation with the relevant departments of the State Council, and submitted to the State Council for approval. Pursuant to the Preferential Vehicle and Vessel Tax Policies for Energy-Saving and New Energy Vehicles and Vessels jointly promulgated by the MOF, the Ministry of Transport, the SAT, and the MIIT on July 10, 2018, NEVs, or New Energy Vehicles, including battery electric commercial vehicles, plug-in (including extended-range) hybrid EVs, fuel cell commercial vehicles are exempt from vehicle and vessel tax, whereas battery EVs, or BEVs, and fuel cell passenger vehicles are not subject to vehicle and vessel tax. The qualified vehicles are listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT and SAT from time to time.

New Energy Vehicle License Plate

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for purchasers of NEVs to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, local authorities will issue new automobile license plates to qualified purchasers of NEVs without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with purchasers of ICE vehicles.

Parallel Credits Policy on Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs of PRC and the General Administration of Quality Supervision, Inspection and Quarantine of the PRC jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, or the Parallel Credits Measure, which took effect on April 1, 2018, and was amended on June 15, 2020 (the amended Parallel Credits Measure took effect on January 1, 2021). Under the Parallel Credits Measure, among other requirements, each of the vehicle manufacturers and vehicle importers above a certain scale is required to maintain its new energy vehicles credits, or the NEV credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating of NEV credits.

NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. The targeted scores shall be the product obtained by multiplying annual production/import volume of fuel energy vehicles of a vehicle manufacturer or a vehicle importer by the NEV credit ratio set by MIIT, while the actual scores are to be the product obtained by multiplying the score of each new energy vehicle type by respective new energy vehicle production/import volume. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers. Accordingly, a manufacturer that only manufactures new energy vehicles will be able to earn NEV credits by manufacturing NEVs, and may sell its excess positive NEV credits to other vehicle manufacturers or importers.

Regulations on Value-added Telecommunications Services

In 2000, the PRC State Council promulgated the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated on June 6, 2019 by MIIT, internet information services, or ICP services, are classified as value-added telecommunications services.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP service within China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis. For an operator providing internet information on a non-commercial basis, it only needs to file the relevant information with the provincial communication administration.

According to the 2021 Negative List and other related laws and regulations, industries such as VATS (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) are generally restricted to foreign investment with very limited exceptions in certain pilot demonstration zones. According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in March 2022, foreign-invested value-added telecommunications enterprises can be established by the foreign investor(s) only or in the form of a Sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less other than certain exceptions.

In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016, was amended on June 14, 2022 and took effect on August 1, 2022. Information services providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for the management of information security.

Regulations on Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Furthermore, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, or the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation, or the SAMR, jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On August 16, 2021, the CAC, the NDRC, the MIIT and other two departments jointly issued The Several Provisions on the Management of Automobile Data Security (for Trial Implementation), which took effect on October 1, 2021. The provisions aim to raise protective requirements of automobile data processing activities, such as collection, storage, use, processing, transmission, provision, and disclosure, among others, of automobile data. The “automobile data” includes personal information data and important data involved in the process of automobile design, production, sales, use, operation and maintenance, among others.

Regulations on E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in China for the first time by laying out certain requirements on e-commerce platform operators. Pursuant to the E-Commerce Law, e-commerce platform operators are required to prepare a contingency plan for cybersecurity incidents and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements, transaction information record-keeping, and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct self-operated business on their platforms, they need to distinguish and mark their self-operated business from the businesses of the business operators using the platform in a clear manner and should not mislead consumers. The e-commerce platform operators should bear civil liability of a commodity seller or service provider for the business marked as self-operated, pursuant to the law.

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land promulgated by the State Council on May 19, 1990 and was amended on November 29, 2020 (effective from the same day), a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage, or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land and the PRC Urban Real Estate Administration Law, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate that evidences the acquisition of land use rights.

Regulations on Planning of a Construction Project

Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit should be obtained from the municipal planning authority with respect to the planning and use of land. Pursuant to the PRC Urban and Rural Planning Law promulgated by the SCNPC on October 28, 2007 and amended on April 24, 2015 and April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development on October 15, 1999, and most recently amended on March 30, 2021 (effective from the same day).

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the Ministry of Housing and Urban-Rural Development on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent government department at or above county level where the project is located for examination upon completion of building and for filing purpose, and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC, on December 26, 1989, amended on April, 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC, which was promulgated by the SCNPC on June 29, 2002, most recently amended on June 10, 2021 and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, and most recently amended on April 29, 2021 and effective as of the same day, the construction entity of special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must provide the fire safety design drawings and technical materials which satisfy the construction needs before obtaining a construction work permit or the approval of the work commencement report. If the construction entity fails to apply for or pass the fire prevention design review before the commencement of construction, fails to pass the fire safety inspection and acceptance as required before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

Regulation Related to Employment

Employment

Pursuant to the PRC Labor Law promulgated on July 5, 1994 and effective from January 1, 1995, and last revised on August 27, 2009 and December 29, 2018, respectively, as well as the PRC Labor Contract Law promulgated on June 29, 2007, revised on December 28, 2012 and effective from July 1, 2013, employers must execute written labor contracts with full-time employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Social Insurance and Housing Fund

According to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended on March 24, 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the State Administration of Foreign Exchange, or the SAFE, on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (Revised in 2020), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. There are three types of patents in the PRC: invention patents, utility model patents and design patents. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was most recently amended on November 11, 2020 and effective as of June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department.

The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration. The term of protection for software copyrights is as follows: (1) in the case of an individual, the entire lifetime of an individual and 50 years from the death of such individual, or (2) in the case of a legal person, 50 years commencing from the first publication of the software; or 50 years from the completion of the development of the software, if the software is not released to the public within 50 years after the completion of such development.

Trademark Law

According to the Trademark Law of the PRC, promulgated by the SCNPC on August 23, 1982, last amended on April 23, 2019 and effective from November 1, 2019, the period of validity for a registered trademark is 10 years, commencing from the date of registration. Upon expiry of the period of validity, the registrant shall go through the formalities for renewal within twelve months prior to the date of expiry, if intending to continue to use the trademark. Where the registrant fails to do so, a grace period of six months may be granted. The period of validity for each renewal of registration is 10 years, commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be canceled. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Industrial and commercial administrative authorities have the authority to investigate any behavior in infringement of the exclusive right under a registered trademark in accordance with the law. The infringer may be ordered by the competent administrative authorities to stop the infringing act; the infringing commodities and the tools mainly used for manufacturing of the infringing commodities and forgery of registered trademark labels may be confiscated and destroyed; the competent administrative authorities may also impose a fine of not more than five times the amount of illegal turnover on the infringer whose illegal turnover is RMB50,000 or more; if there is no illegal turnover or the illegal turnover is below RMB50,000, a fine of not more than RMB250,000 may be imposed on such infringer. Persons who have committed trademark infringement on two or more occasions within five years or persons who have committed other serious offences may be subject to severe punishment. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to law.

Regulations on Domain Names

Domain names are protected under the Measures for the Administration of Internet Domain Names issued by the MIIT, on August 24, 2017 and effective from November 1, 2017, the MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, promulgated by the SCNPC on September 2, 1993, as amended on November 4, 2017 and April 23, 2019 respectively, the term “trade secrets” refers to technical, business or other commercial information that is unknown to the public and is of commercial value for which the right holder has taken corresponding confidentiality measures. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) acquiring a trade secret from the right holder by theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using, or allowing another person to use a trade secret acquired from the right holder by any means as specified in the preceding subparagraph; (3) disclosing, using, or allowing another person to use a trade secret in its possession, in violation of its confidentiality obligation or the requirements of the right holder for keeping the trade secret confidential; and (4) abetting a person, or tempting, or aiding a person into or in acquiring, disclosing, using, or allowing another person to use the trade secret of the right holder in violation of his or her non-disclosure obligation or the requirements of the right holder for keeping the trade secret confidential. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may order stopping any illegal activities, confiscate any illegal income and fine the infringing parties.

Regulations on Foreign Investment in China

Foreign Investment Law of the PRC, or the Foreign Investment Law was promulgated by SCNPC on March 15, 2019 and become effective on January 1, 2020. The investment activities of foreign natural persons, enterprises or other organizations (hereinafter referred to as foreign investors) directly or indirectly within the territory of China including (1) establishing by foreign investors of foreign-invested enterprises in China alone or jointly with other investors; (2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; (3) investing by foreign investors in new projects in China alone or jointly with other investors; (4) other forms of investment prescribed by laws, administrative regulations or the State Council, shall comply with and be governed by the Foreign Investment Law.

On January 1, 2020, Detailed Rules for the Implementation of Wholly Foreign-Owned Enterprises Law of the PRC was terminated and replaced by Regulations for Implementing the Foreign Investment Law of the PRC, and the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises was terminated and replaced by the Measures for the Reporting of Foreign Investment Information. According to the laws and regulations currently in effect, the registration of foreign-funded enterprises shall be conducted in accordance with the law by the SAMR or its local counterparts. Foreign investors or foreign-funded enterprises shall report investment information to the commerce departments through the enterprise registration system and the enterprise credit information publicity system.

The PRC government implements the management system of pre-entry national treatment and the Negative List for foreign investment. Pre-entry national treatment refers to the treatment accorded to foreign investors and their investments at the stage of investment entry which is no less favorable than the treatment accorded to domestic investors and their investments. Negative List refers to a special administrative measure for the entry of foreign investment in specific sectors as imposed by the PRC. The PRC accords national treatment to foreign investment in sectors outside of the Negative List. The effective Negative List is the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) jointly promulgated by the NDRC and the MOFCOM on December 27, 2021, and effective from January 1, 2022. In accordance with the Negative List (2021 Version), there is no restriction on foreign ownership of automakers for ICE passenger vehicles, and a foreign investor is no longer prohibited from establishing more than two joint ventures to manufacture the same types of vehicle in China.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

Pursuant to the Regulation of Settlement, Sale and Payment of Foreign Exchange issued by the People’s Bank of China on June 20, 1996 which became effective on July 1, 1996, foreign-invested enterprises may only buy, sell or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of transactions under the capital account, obtaining approvals from the SAFE or its local counterpart. In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to SAFE Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE promulgated the Circular on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

On March 30, 2015, the SAFE issued the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which became effective on June 1, 2015. Pursuant to the SAFE Circular 19, the foreign exchange capital of a foreign-invested enterprise in its capital account, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been credited into its capital account by the banks) may be settled at the banks on a discretionary basis of such foreign-invested enterprise under its actual operation needs. Meanwhile, the use of the Renminbi converted from their foreign exchange capital shall be subject to the restrictions as set out in the SAFE Circular 19, such that it cannot be directly or indirectly used for payment beyond the business scope of such foreign-invested enterprises or as prohibited by the laws and regulations, for securities investments unless otherwise provided by the laws and regulations, for offering Renminbi entrusted loans (unless permitted by the business scope), repaying inter-enterprise borrowings (including advances by a third party) or repaying the Renminbi bank loans that have been sub-lent to a third party, or paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

On June 9, 2016, the SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which became effective therefrom. The SAFE Circular 16 unified the discretional foreign exchange settlement for all the domestic institutions and provides that enterprises registered in the PRC may also convert their foreign debts, besides their foreign currency capital, from foreign currency into Renminbi on self-discretionary basis. Furthermore, the foreign exchange proceeds under the capital account of a domestic institution shall be used within the business scope of the domestic institution and under the principles of authenticity and self-use. The SAFE Circular 16 reaffirmed that the foreign exchange proceeds under the capital account of and the Renminbi funds obtained from foreign exchange settlement by a domestic institution may be used for expenditures under the current account within its business scope or the expenditures under the capital account permitted by the laws and regulations. The foreign exchange proceeds under the capital account of and the Renminbi funds obtained from foreign exchange settlement by a domestic institution (i) shall not be used directly or indirectly for expenditures beyond the business scope of the domestic institution or as prohibited by the laws and regulations, (ii) unless otherwise provided, shall not be used directly or indirectly for securities investments or other investments than principal-secured products of banks, (iii) shall not be used for offering loans to non-affiliated enterprises, unless expressly permitted by the business scope or (iv) shall not be used for the construction or purchase of real estate not for self-use (except for real estate enterprises).

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which took effect on the same day. The SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

On April 10, 2020, SAFE issued the Circular on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, which took effect therefrom, to facilitate the payments of proceeds under the capital accounts. Provided that the use of funds is true and compliant, and in compliance with the current administrative provisions on the use of the proceeds under the capital accounts, enterprises satisfying the requirements are not required to provide the banks with supporting documents to prove authenticity for each transaction beforehand when making domestic payments with the proceeds under the capital accounts, such as the capital funds and the proceeds of foreign debt or overseas listing.

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by a foreign investor as a shareholder in the foreign-invested enterprise is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and

the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise cannot exceed the difference between the total investment and the registered capital of such enterprise.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Overseas Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to making a contribution into a special purpose vehicle or SPV, to seek offshore investment and financing or conduct round-trip investment in China. Under the SAFE Circular 37, a SPV is defined as offshore enterprise directly established or indirectly controlled by PRC residents for offshore equity financing or making offshore investment purposes with the enterprise assets or interests such PRC residents hold in China; the round-trip investment refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

In 2015, the SAFE Circular 13 amended SAFE Circular 37 by requiring PRC residents to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Pursuant to the Administrative Measures for Outbound Investment (Order No. 3 [2014] of the MOFCOM, effective on October 6, 2014) promulgated by the MOFCOM and the Administrative Measures for Outbound Investment by Enterprises (Order No. 11 of the NDRC, effective on March 1, 2018), the MOFCOM and Provincial Competent Commerce Departments shall carry out administration either by record-filing or approval, depending on different circumstances of outbound investment by enterprises. Outbound investment by enterprises that involves sensitive countries and regions or sensitive industries or projects shall be subject to administration by approval. Outbound investment by enterprises that falls under any other circumstances shall be subject to administration by record-filing. The aforementioned “sensitive project” means a project involving a sensitive country or region or a sensitive industry. The NDRC promulgated the Catalog of Sensitive Sectors for Outbound Investment (2018 Edition), effective on March 1, 2018, to list the current sensitive industries in detail.

Regulations on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Investment Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless the laws and regulations regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

On January 26, 2017, the SAFE issued the Notice on Promoting the Reform of Foreign Exchange Administration and Improving the Review of Authenticity and Compliance which provided that when processing the outward remittance of profits of a domestic institution equivalent to more than US$50,000, the bank shall, in light of the principle of genuine transaction, review the profit distribution resolution made by the board of directors (or by the partners), original tax filing form and audited financial statements relating to the outward remittance of profits, and chop on the original tax filing form to endorse the amount and date of the outward remittance.

Regulations on Taxation

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management body” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate.

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners”

in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Value-added Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise stipulated by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchases can be offset against such output VAT.

The MOF and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax in November 2011, and promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax in March 2016, which provides that VAT is generally imposed in lieu of business tax in the modern service industries on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates, which took effect on May 1, 2018 and provides that the taxable goods previously subject to VAT rates of 17% and 11% respectively are subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the MOF, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

Dividend withholding tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of her or his income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed pursuant to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove her or his status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023 (the “Effective Date”). The Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing- based regulatory regime.

According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedure with the CSRC and report relevant information. The Trial Measures provide that an overseas listing or offering is explicitly prohibited, if any of the following occurs: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the controlling shareholder(s) and/or the actual controller of the domestic company have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Trial Measures also provide that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than fifty percent (50%) of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or the main part of the business operations are carried out in the PRC. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three (3) business days after such application is submitted. A domestic enterprise achieving direct or indirect overseas listing through one or more acquisitions, share swap, share transfer or other trading arrangement shall also complete the filing procedures. The Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed the overseas offerings and listings.

In addition, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) on or prior to the Effective Date, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; and (2) domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the United State market has approved the effectiveness of registration) for their indirect overseas offering and listing prior to the Effective Date but have not yet completed their indirect overseas issuance and listing, shall complete the overseas listing before September 30, 2023; if domestic companies fail to complete the overseas listing before September 30, 2023, they shall file with the CSRC according to the Trial Measures and five supporting guideline.

MCAF’S BUSINESS

In this section references herein to the “MCAF” and to “we,” “us,” and “our” refer to Mountain Crest Acquisition Corp. IV.

Introduction

We are a blank check company formed under the laws of the State of Delaware on March 2, 2021. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although there is no restriction or limitation on what industry or geographic region our target operates in, it is our intention to pursue prospective targets that are in North America. Our only activities since our inception have been organizational in nature and those in connection with the MCAF IPO.

The registration statement for the MCAF IPO was declared effective on June 29, 2021. On July 2, 2021, we consummated the MCAF IPO of 5,000,000 MCAF units at a per unit price of $10.00 generating gross proceeds of $50,000,000. Each MCAF Unit consisted of one share of MCAF Common Stock and one MCAF Right to receive 1/10th of one share of MCAF Common Stock upon consummation of a business combination. Simultaneously with the closing of the MCAF IPO, we consummated the private placement (“Private Placement”) with Mountain Crest Holdings IV LLC of 195,000 units (the “Private Units”), generating total proceeds of $1,950,000. Each Private Unit consisted of one share of MCAF Common Stock and one MCAF Right. We also issued 160,000 shares of Common Stock (the “Representative Shares”) to Network 1 Financial Securities Inc., as the representative of the underwriters of the MCAF IPO.

On July 6, 2021, in connection with the underwriters’ exercise of their over-allotment option in full, we consummated the sale of an additional 750,000 MCAF Units for an aggregate amount of $7,500,000. In connection with the underwriters’ full exercise of their over-allotment option, we also consummated the sale of an additional 15,000 Private Units at $10.00 per Private Units, generating total proceeds of $150,000. A total of $7,500,000 was deposited into the Trust Account.

Following the MCAF IPO, the full exercise of the over-allotment option, and the sale of the Private Units, a total of $57,500,000 was placed in the Trust Account. In connection with the Actual Redemptions, an aggregate of approximately $43,618,070 was removed from the Trust Account to pay for such redemptions. As of June 30, 2023, the balance in the Trust Account was approximately $15,892,410.

We may withdraw from the Trust Account interest earned on the funds held therein necessary to pay our income or other taxes, if any. Except as described in the subsection below entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MCAF,” these proceeds will not be released until the earlier of the completion of an initial business combination and our redemption of 100% of the outstanding shares of Common Stock sold to the public in the MCAF IPO upon our failure to consummate a business combination within the required time period.

The remaining proceeds from the MCAF IPO and simultaneous Private Placement, net of underwriting discounts and commissions and other costs and expenses, became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

Effecting Our Initial Business Combination

We have until January 2, 2024 (unless such date has been extended) to consummate our initial business combination. The target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the amount of deferred underwriting commissions held in trust and taxes payable) at the time of the execution of a definitive agreement for our initial business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. Our board of directors determined that this test was met in connection with the Business Combination with Pubco as described in the section titled “The Business Combination Proposal” above.

Submission of Our Initial Business Combination to a Stockholder Vote

The Sponsor has agreed (1) to vote any shares of MCAF Common Stock owned by it in favor of any proposed business combination, (2) not to convert any shares of MCAF Common Stock in connection with a stockholder vote to approve a proposed initial business combination and (3) not to sell any shares of MCAF Common Stock in any tender in connection with a proposed initial business combination. As a result, we would need only __________ or approximately ____%, of the 3,317,480 public shares sold in the MCAF IPO to be voted in favor of a transaction in order to proceed with the initial business combination.

Conversion Rights

In connection with the vote on the Business Combination, any public stockholder, whether voting for or against the proposal, will be entitled to demand that his or her shares of Common Stock be converted for a full pro rata portion of the amount then in the trust account (estimated to be approximately $10.00 per share), plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking conversion rights with respect to 20% or more of the shares of MCAF Common Stock sold in the MCAF IPO. Such a public stockholder would still be entitled to vote against the Business Combination with respect to all shares of MCAF Common Stock owned by him or her, or his or her affiliates. None of our insiders will have the right to receive cash from the trust account in connection with a stockholder vote to approve the Business Combination with respect to any shares of MCAF Common Stock owned by them, directly or indirectly, whether acquired prior to the MCAF IPO or purchased in the MCAF IPO or in the aftermarket.

Liquidation if No Business Combination

Our amended and restated certificate of incorporation provides that we will have until January 2, 2024 to consummate the Business Combination.

If we are unable to consummate the Business Combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to their insider shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period until we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates equals or exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Facilities

We currently maintain our principal executive offices at 311 West 43rd Street, 12th Floor, New York, NY 10036. The cost for this space is included in the $10,000 per-month fee payable to Mountain Crest Holdings IV LLC, for office space, utilities and secretarial services. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We have one executive officer. This individual is not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time he will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. We do not intend to have any full-time employees prior to the consummation of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 10 years preceding the date of this proxy statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Historical Financial Information of the Company,” and our consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

References in this section to “we,” “our,” “us,” “the Company” or “CH-Auto Technology” generally refer to CH-Auto Technology Corporation Ltd. and its PRC Subsidiaries.

Overview

We design, develop, manufacture and sell fully electric vehicles and vehicle components and offer automotive design service to major auto brands. We are among the 16 automobile manufacturers in China that have obtained the “dual qualifications” (i.e., registration with the NDRC for new energy passenger vehicle production and qualification for automobile manufacturing enterprises approved by the MIIT) for manufacturing EVs, as of the date of this proxy statement/prospectus. We also own our sales and sell our EVs directly to customers through our online platforms. We focus on lightweight materials, affordable customization, user safety and EV performance when we design and manufacture our products. We strive to create an affordable and enjoyable driving experience for our customers.

Our automotive design experience can be traced back to 2003, when our core management started the automotive design service through Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd. Our executive team has led the development of numerous automobile models for major mainstream Chinese auto brands, such as Geely, Chery, FAW and GAC.

With a decade of operations, we accumulated a rich repertoire of proprietary technologies and industry know-how, and established a self-owned EV brand, Qiantu, in 2015. We released our first EV model K50, a luxury all-electric super sports car, in 2018 and our second EV model K20, an affordable urban EV, in June 2022. Below is a summary of these three EV models’ key features.

•        K50, a two-seater, all-electric, all-wheel drive super sports car, was our first vehicle model released in 2018, featuring high-performance motoring and lightweight technology and designed to bring exceptional sports car driving experiences. K50’s twin-motor design delivers extraordinary acceleration capability with a maximum speed of approximately 200 kilometers per hour, enabling it to accelerate from zero to 100 kilometers per hour in less than 4.6 seconds. As of the date of this proxy statement/prospectus, we have sold 140 K50s.

•        K20, released in June 2022, is a small-size, two-seater hatchback specially targeting urban middle-class consumers, who we believe have strong purchasing power. K20 has an all-aluminum body structure and features modern designs with a sports car proportion. As of the date of this proxy statement/prospectus, we have approximately 32,000 non-binding pre-sale orders for the K20.

•        K25, our next vehicle model, is a four-seater hatchback with high mechanical performance similarly targeting urban middle-class consumers who require more space.

In addition to K25, we plan to release another two vehicle models in the next three years.

We started to face a cashflow shortage in the end of 2019 and the COVID-19 crisis also further exacerbated our cash flow position. Consequently, although we continued to operate our automotive design business, we temporarily halted our EV production in 2020 and 2021. We gradually resumed our production since late 2021, and focused on optimizing our operations and developing our new vehicle models, K20 and K25. Our total net revenue was US$6.5 million and US$9.0 million in 2021 and 2022, respectively. We incurred a net loss of US$67.6 million and US$130.1 million in 2021 and 2022, respectively.

General Factors Affecting Our Results of Operations

The demand for our EVs is affected by various general factors, including (1) the macroeconomic conditions in China and the growth of the overall EV markets in China; (2) the customer acceptance and penetration rate of EVs in China, which is in turn affected by, among other things, functionality and performance of EVs, total cost of ownership of EVs, and availability of battery charging network; (3) government policies and regulations for EV industry, such as subsidies for EV purchases and government grants for EV manufacturers; and (4) development, and customer acceptance and demand, of smart technology functions, such as advanced driver-assistance and smart connectivity. Changes in any of these general industry conditions could affect our business and result of operations.

Specific Factors Affecting Our Results of Operations

In addition to the general factors affecting the EV markets in China, our business and results of operations are also affected by company specific factors, including the following major factors:

Ability to grow our customer base

We design our EVs to satisfy the needs and preferences of customers in China. We strive to deliver to our customers feature-rich vehicles with advanced technologies and superior customer experience to enhance our brand recognition among our target customers. Enhanced customer satisfaction will drive word-of-mouth referrals and build up our brand effect, which will reduce our customer acquisition costs. Our ability to grow our customer base also depends on the scale and efficiency of our sales network. Our integrated online and offline sales model serves to attract sufficient traffic to access more potential customers and enhance brand image with our online marketing campaigns and perform vehicle delivery and after-sales services with our offline stores and distributors. As we continue to develop and release new EV models, invest in our brand and expand our sales and service network, we expect to attract more customers and grow our revenues.

Ability to continue to roll out new competitive EV models

Our ability to continue to introduce new smart EV models will be a critical contributor to our future growth. We have released two EV models, K20 and K50. As of the date of this proxy statement/prospectus, we had sold 138 K50s and have received approximately 32,000 pre-sale orders for K20. Both K20 and K50 were developed based on our proprietary Frame Shell technology, benefiting from which, we are able to develop and mass manufacture a new model from concept to release in approximately 24 months. Our next vehicle model, K25, is a four-door, four-seater hatchback that inherits the high mechanical performance of our K20 and K50 models. In addition to K25, we plan to release another two vehicle models in the next three years catering to different consumer groups to expand our product portfolio and customer base. We have demonstrated our competitiveness in the market by ensuring high speed to market and prompt responsiveness to customer needs. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

Ability to effectively manage costs and expenses

Our results of operations are affected by our ability to effectively manage our costs and maintain and improve our operating efficiency. We aim to improve operating efficiency in every aspect of our business, such as product development, supply chain, manufacturing, sales and marketing, as well as service offerings. We have strategically developed our proprietary Frame Shell technology, which allows us to expedite new model releases and lower cost and research and development expenses. Specifically, we expect that our cost of sales will be affected primarily by our production volume and, to a lesser extent, fluctuations in certain key raw material prices. Our material cost is expected to reduce as we ramp up production and sales volume, gain more bargaining power in dealing with suppliers, and gradually achieve economies of scale. As we continue to release new models and increase sales of our vehicles, we expect our costs and expenses as a percentage of our revenue to decrease.

Ability to continue product and technology innovation and offer advanced software systems

Our ability to continue product and technology innovation is crucial in keeping our products competitive in the market. It requires unremitting significant investment in research and development and a team of talented research and development personnel. We have developed most of our key technologies in-house to achieve a rapid pace of innovation. These technologies encompass both software, including in-car interactive systems, and core vehicle components, including our proprietary aluminum body structure and high-performance battery system. We have, accordingly, dedicated significant resources toward research and development. In 2021 and 2022, research and development expenses were US$4.0 million and US$1.5 million, respectively. We have assembled a strong team of in-house research and development personnel. As of December 31, 2022, we had 69 full-time employees devoted to research and development, accounting for 22.6% of our total employees. However, due to the slow production recovery rate, we have suspended most of our in-house development functions in 2022. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies when our financial position improves. We believe our continued investment on product and technology innovation will further differentiate our EVs, which will in turn enhance our competitiveness.

Moreover, we continue to provide and upgrade the software systems on our vehicles to improve driving experience. The success of our software offerings will depend on our abilities to develop advanced software and seamlessly integrate it with the hardware of our EVs. We expect smart software sales to improve our gross margins.

Impact of COVID-19 pandemic

The COVID-19 pandemic has affected the global and Chinese economy, automotive industry in general and our operations. The outbreak resulted in nationwide restrictions in travel and public transport, and implementation of social distancing measures, and as a result, significantly disrupted the marketing and sales activities of our K50. In addition, our suppliers of certain parts and raw materials such as chips experienced manufacturing bottlenecks due to a shortage of labor. Our operations have experienced disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in the halt of vehicle production, and in turn fewer vehicles delivered, which have materially and adversely affected our business, financial condition, results of operations and cash flow. For example, in 2021 and 2022, we defaulted on payments to our suppliers, terminated employment with many employees, and postponed the payment of salary on several occasions. As a result, we were subject to a number of legal disputes in relation to breach of contracts and wage arrears. Moreover, although we had not experienced supply chain disruptions in 2020 and 2021 as a result of our halted production, the resurgence of COVID-19 pandemic in various regions of China since early 2022, such as that in Shanghai since March 2022, had caused a shortage in raw materials and components and suspension of K50 manufacturing. Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022, and there has recently been and may continue to be an increase in COVID-19 cases in China, and as a result, we experienced temporary disruption to business operations where many employees were infected with COVID-19 in December 2022. Furthermore, to the extent the COVID-19 pandemic adversely affects our business and financial condition, it has and may continue to have the effect of heightening many of the other risks, such as those, relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness. COVID-19 pandemic may also adversely affect the general economic condition in China, and thus reduce consumer spending and demand for EVs, which may directly affect the demand of our vehicles and business. As we temporarily halted our production in 2020 and first half of 2021, the decline in consumer demand for our vehicles was not evident. We had closely monitored our customer accounts and had not experienced significant bad debt of accounts receivable as of December 31, 2022. However, the ultimate impact of COVID-19 on our business, results of operations, financial condition, and cash remain uncertain at this time. See “Risk Factors — Risks Relating to the Company — Risks Relating to Our Business Operations — The COVID-19 outbreak has adversely affected our results of operations.”

Results of Operations

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2021		2022
	US$	%	US$	%
Net revenues	6,482,385	100.0	9,044,880	100.0
Cost of revenues	(4,790,169)	(73.9)	(14,412,447)	(159.3)
Gross profit/(loss)	1,692,216	26.1	(5,367,567)	(59.3)
Operating expenses
Selling and marketing expenses	(5,195,686)	(80.2)	(4,762,351)	(52.7)
General and administrative expenses	(48,773,387)	(752.4)	(54,006,925)	(597.1)
Research and development expenses	(3,970,106)	(61.2)	(1,535,219)	(17.0)
Impairment loss on long-lived assets	—	—	(54,446,534)	(602.0)
Total operating expenses	(57,939,179)	(893.8)	(114,751,029)	(666.8)
Loss from operations	(56,246,963)	(867.7)	(120,118,596)	(726.1)
Other expenses
Investment income	111,264	1.7	—	—
Interest expenses	(12,491,328)	(192.7)	(10,459,911)	(115.6)
Other expenses, net	1,056,506	16.3	455,953	5.0
Total other expenses, net	(11,323,558)	(174.7)	(10,003,958)	(110.6)
Loss before income tax expense	(67,570,521)	(1,042.4)	(130,122,554)	(836.7)
Income tax expense	—	—	—	—
Net loss	(67,570,521)	(1,042.4)	(130,122,554)	(836.7)

Key Components of Results of Operations

Net revenues

We generate net revenues primarily from (1) vehicle design services, (2) vehicle sales, and (3) other sources, primarily consisting of merchandise sales in our direct sales stores. In 2021 and 2022, our net revenues were US$6.5 million and US$9.0 million, respectively. For our vehicle design service, we provide design service to major mainstream Chinese auto brands, such as Geely, Chery, FAW, etc., and deliver design scheme and automobile models. The following table sets forth a breakdown of our net revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the period indicated.

	For the years ended December 31,
	2021		2022
	US$	%	US$	%
Net revenues:
Vehicle design service	5,969,757	92.1	8,447,920	93.4
Vehicle sales	392,350	6.1	428,288	4.7
Others	120,278	1.8	168,672	1.9
Total net revenues	6,482,385	100.0	9,044,880	100.0

Cost of revenues

Our cost of revenues for vehicle design service primarily comprises material costs, labor costs, outsource costs and depreciation and amortization expenses. Our cost of revenues for vehicle sales primarily comprises material costs, labor costs and manufacturing overheads. The following table sets forth a breakdown of our cost of revenues by business lines, expressed as an absolute amount and as a percentage of the total cost of revenues, for the period indicated.

	For the years ended December 31,
	2021		2022
	US$	%	US$	%
Cost of revenues:
Vehicle design service	4,324,380	90.3	5,861,548	40.7
Vehicle sales	455,840	9.5	431,424	3.0
Others	9,949	0.2	23,869	0.2
Provision for obsolete stocks	—	—	8,095,607	56.1
Total cost of revenues	4,790,169	100.0	14,412,447	100.0

Selling and marketing expenses

Our selling and marketing expenses primarily consist of (1) advertising costs and market promotion expenses, (2) staff cost, (3) share-based compensation expenses, (4) rental fees and (5) depreciation related to selling and marketing functions.

	For the years ended December 31,
	2021		2022
	US$	%	US$	%
Selling and marketing expenses:
Staff costs	2,277,222	43.8	1,634,279	34.3
Promotion fees	279	—	1,210,333	25.4
Rental expense	1,335,363	25.7	634,913	13.3
Depreciation and amortization	1,026,206	19.8	564,074	11.8
Share-based compensation expense	177,241	3.4	119,002	2.5
Others	379,375	7.3	599,750	12.7
Total selling and marketing expenses	5,195,686	100.0	4,762,351	100.0

General and administrative expenses

Our general and administrative expenses primarily consist of (1) staff cost, (2) litigation expenses, (3) depreciation related to general and administrative personnel, (4) share-based compensation expenses, (5) asset impairment, (6) professional service fees, (7) properties rental fees, and (8) other corporate expenses including idle cost.

	For the years ended December 31,
	2021		2022
	US$	%	US$	%
General and administrative expenses:
Depreciation and amortization	22,698,749	46.5	21,957,622	40.7
Staff cost	12,903,351	26.5	12,903,351	23.9
Litigation expense	7,737,741	15.9	10,946,478	20.3
Others	5,433,546	11.1	8,199,474	15.1
Total general and administrative expenses	48,773,387	100.0	54,006,925	100.0

Research and development expenses

Our research and development expenses primarily consist of design and development expenses for new technology, including (1) payroll and related expenses for research and development professionals, (2) depreciation and amortization expenses, (3) manufacturing consignment, (4) materials, supplies and (5) others.

	For the years ended December 31,
	2021		2022
	US$	%	US$	%
Research and development expenses:
Depreciation and Amortization	1,061,039	26.7	1,032,123	67.2
Manufacturing consignment	69,875	1.8	160,141	10.4
Staff costs	2,712,514	68.3	128,393	8.4
Material expense	55,884	1.4	113,936	7.4
Others	70,794	1.8	100,626	6.6
Total research and development expenses	3,970,106	100.0	1,535,219	100.0

Impairment loss on long-lived assets

Our impairment loss on long-lived assets consisted of impairment loss of machinery, vehicle, electronic equipment, office equipment, trademark and software. Machinery equipment consisted of welding production system, body distribution center, chassis, interior decoration and other assembly lines, moulds and other various equipment, that were all directly related to the production of vehicles. Trademark consisted of, among others, patents and trademarks of independent research and development products and design related to battery and other components and system. Software consisted of Enterprise Resource Planning (ERP) system, System Applications and Products (SAP) system, and software applied in production.

Taxation

Cayman Islands

The Pubco is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

PRC

The EIT Law applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a preferential statutory enterprise income tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. CH-Auto Technology obtained its HNTE status in 2020. Each of WATTPACK Technology Co., Ltd and Qingdao Zuki Industrial Design Co., Ltd. obtained HNTE status in 2019 and renewed the status in 2022. Each of Beijing WATTPACK Intelligent Control Electric Vehicle Technology Co., Ltd. and CH-Auto Automobile R & D Co., Ltd. obtained HNTE status in 2019, and has ceased to enjoy preferential tax treatment since December 2022. The HNTE status entitles the relevant entities to enjoy the preferential tax rate of 15% for a period of 3 years.

Enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 100% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

According to Taxation [2019] No. 13, which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when (1) its taxable income is less than RMB3.0 million; (2) the number of employees does not exceed 300; (3) the total assets does not exceed RMB50.0 million. A small-scale and low-profit enterprise receives preferential tax treatment, including a preferential tax rate of 2.5% on its taxable income below RMB1.0 million and another preferential tax rate of 10% on its taxable income between RMB1.0 million and

RMB3.0 million in 2021. According to Taxation [2021] No. 12, which was effective from January 1, 2021 to December 31, 2022, a small-scale and low-profit enterprise receives preferential tax treatment, including preferential tax rate of 2.5% on its taxable income below RMB1.0 million in 2021 and 2022. According to Taxation [2022] No. 13, which is effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives preferential tax treatment, including preferential tax rate of 5% on its taxable income between RMB1.0 million and RMB3.0 million in 2022.

Dividends payable by a foreign investment enterprise in the PRC to its foreign investors who are non- resident enterprises and who have not formed permanent establishments or premises in the PRC, or have formed permanent establishments or premises but there is no actual relationship between the income derived in PRC and the established institutions or premises, are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different tax levying and/or withholding arrangement. Pursuant to the Double Taxation Avoidance Arrangement, if certain requirements are satisfied, the dividends payable by a PRC enterprise to a Hong Kong resident shall be subject to withholding tax at the preferential rate of 5%, provided that the relevant tax authorities have the sole discretion in the grant and adjustment of such preferential tax arrangement considering the purpose of obtaining it.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” In April 2009, the SAT issued a circular, known as SAT Circular 82, which has been amended in December 2017, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in PRC. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC enterprise income tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, and a 10% withholding tax from dividends payable to its non-resident enterprise shareholders (or 20% in the case of non-resident individual shareholders) unless an applicable tax treaty provides otherwise. The Cayman Islands, where the Pubco is incorporated, does not have a tax treaty with PRC. In addition, unless an applicable tax treaty provides otherwise, its non-resident enterprise shareholders may be subject to a 10% PRC tax on capital gains realized on the sale or other disposition of the ordinary shares (or 20% in the case of non-resident individual shareholders), if such income is treated as sourced from within the PRC. It is unclear whether non-PRC shareholders of the Pubco would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Pubco is treated as a PRC resident enterprise.

Comparison of Years Ended December 31, 2021 and 2022

Net Revenues

Our net revenues increased by 38.5% from US$6.5 million in 2021 to US$9.0 million in 2022.

Our net revenues from vehicle design service increased by 40.0% from US$6.0 million in 2021 to US$8.4 million in 2022, primarily due to an increase in the average customer spending for our projects, driven by our widely recognized design and development capabilities and increased demand for EV design service along with the development of EV industry.

Our net revenues from vehicle sales were US$0.4 million and US$0.4 million in 2021 and 2022, respectively. The net revenues from vehicle sales represented our sales of five and six vehicles in 2021 and 2022, respectively. As a result of fund shortages and impact of the COVID-19 pandemic, we suspended vehicle manufacturing during the first half of 2021 and gradually resumed our production in late 2021. The vehicles sold in 2022 were manufactured in late 2021.

Our net revenues from others were US$120,278 and US$168,672 in 2021 and 2022, respectively, primarily representing sales of merchandise such as coffee and magazine in our brand stores.

Cost of revenues

Our cost of revenues increased significantly from US$4.8 million in 2021 to US$14.4 million in 2022. Our cost of revenues for vehicle design services increased from US$4.3 million in 2021 to US$5.9 million in 2022, generally in line with the revenue increased in vehicle design service. Our cost of revenues for vehicle sales were US$0.5 million in 2021 and US$0.4 million in 2022, generally in line with our vehicle sales volume. Our provision for obsolete stocks amounted to nil and US$8.1 million in 2021 and 2022, respectively.

Gross profit/(loss) and margin

As a result of the foregoing, we recorded a gross profit of US$1.7 million and a loss of US$5.4 million in 2021 and 2022, respectively, representing a gross profit margin of 26.1% and a gross loss margin of 59.3% in 2021 and 2022, respectively.

Operating expenses

Our operating expenses increased from US$57.9 million in 2021 to US$114.8 million in 2022, primarily due to the following:

Selling and marketing expenses

Our selling and marketing expenses decreased from US$5.2 million in 2021 to US$4.8 million in 2022, primarily due to (1) a decrease of US$0.7 million in staff cost, as a result of decrease in the headcount of our selling and marketing personnel, attributable to reduced operational needs, and (2) a decrease of US$0.7 million in rental fees, as a result of the closure of brand stores, partially offset by an increase of US$1.2 million in promotion fees, attributable to the advertising for the pre-sale of K20 on media.

General and administrative expenses

Our general and administrative expenses increased from US$48.8 million in 2021 to US$54.0 million in 2022, primarily due to an increase of US$3.2 million in litigation expense, which included the interest incurred for default on the overdue payments.

Research and development expenses

Our research and development expenses decreased from US$4.0 million in 2021 to US$1.5 million in 2022, primarily due to the decreases in research and development activities and the number of research and development projects carried out in 2022.

Impairment loss on long-lived assets

Our impairment loss on long-lived assets amounted to US$54.4 million in 2022, consisting of impairment of property, plant and equipment of US$51.4 million and impairment of intangible assets of US$3.0 million due to the lack of continuous flowing-in pre-sale orders and sufficient fund, as well as feasible plan to commence production and volume delivery during the preparation of the financial statements for the year ended December 31, 2022. The expected future undiscounted cash flows from production and operations without supportable forecast by use of the machinery, vehicle, electronic equipment, office equipment, trademark and software were less than the carrying value of these assets. In addition, considering the asset specificity and the cost to the sale, such as the legal, tax and title transfer fees, the expected recover value was determined to be insignificant. Accordingly, the carrying value of these long-lived assets as of December 31, 2022 was impaired to negligible level.

The impairment of US$51.4 million, the depreciation of $US21.8 million and the effect of exchange rate changes of US$9.3 million for the year ended December 31, 2022 contributed to the substantial decrease of the balance of property, plant, and equipment, net, from US$146.5 million as of December 31, 2021 to US$64.0 million as of December 31, 2022.

Other expenses

Other expenses decreased from US$11.3 million in 2021 to US$10.0 million in 2022, primarily due to a decrease of US$2.0 million in interest expense as a result of the decrease in our loans and borrowings as we repaid certain liabilities 2022.

Income tax expense

As a result of our operating loss position in 2021 and 2022, we did not incur income tax expense in 2021 or 2022.

Net loss

As a result of the foregoing, we recorded net loss of US$67.6 million and US$130.1 million in 2021 and 2022, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity have been through financing from third-party investors, bank borrowings and issuance of related party loans. As of December 31, 2021 and 2022, we had a total of US$153.8 million and US$94.6 million, respectively, in short-term or long-term borrowings from commercial banks and other third parties. These borrowings have a term of one to ten years and weighted average interest rates of 7.31% and 8.49% per annum as of December 31, 2021 and 2022, respectively. As of the date of this proxy statement/prospectus, we are in default of US$90.4 million, due to financial constraints. In connection with our long-term and short-term borrowings, we and certain of our shareholders pledged to the lenders the equity interests in us and our PRC Subsidiaries, as the case may be, and such equity pledges restricted our ability to transfer or pledge the relevant equity interests to other third parties and receive dividends. Such equity pledges currently do not, however, restrict our or our shareholders’ ability to vote to approve the Business Combination or issue additional securities, because unless the equity pledges are realized, the existing equity pledges will not restrict our or our shareholders’ rights (including the voting rights) except for the ability to dispose of (including transferring or pledging) the relevant equity interests to other third parties. The equity pledges have not materially affected our normal business operations. In addition, we pledged our interests in equipment, land and fixtures of our Suzhou Plant in connection with certain of our liabilities. Among others, we borrowed from China Everbright Bank Co., Ltd. (Suzhou Branch) an aggregate amount of US$7.1 million in 2019 in two separate loan transactions, and these borrowings had a term of six months and interest rate of 5.44% and 6.09% per annum, respectively. We defaulted under the loan agreements with China Everbright Bank Co., Ltd., for which some of our manufacturing equipment were pledged in connection with the transaction, and as of the date of this proxy statement/prospectus, our manufacturing activities and business operations have not been adversely affected by such default. The terms of the loan agreements with China Everbright Bank Co., Ltd. (Suzhou Branch) are qualified in their entirety by reference to the full text of such agreements, filed as exhibits 10.13 and 10.14 to this proxy statement/prospectus. After negotiation with China Everbright Bank Co., Ltd., China Everbright Bank Co., Ltd. transferred the loan instrument and its rights and obligations thereunder to Nanjing Xingzhi Science and Technology Industry Development Co., Ltd. (“Nanjing Xingzhi”), and we intend to repay Nanjing Xingzhi with proceeds from private financings.

As of December 31, 2021 and 2022, we had a total of US$99.1 million and US$91.0 million, respectively, in accounts and notes payable. The balance of accounts payable associated with lawsuits were US$65.5 million and US$73.1 million as of December 31, 2021 and 2022, respectively. As of the date of this proxy statement/prospectus, we are in default of US$84.5 million on the court ordered payments due to financial constraints.

As of December 31, 2021 and 2022, we had a total of US$45.1 million and US$37.3 million, respectively, in payroll payable. The balances of payroll as of December 31, 2021 and 2022 that were associated with lawsuits were US$17.9 million and US$13.3 million, respectively. As of the date of this proxy statement/prospectus, we are in default of US$13.2 million on the court ordered payments due to financial constraints.

Certain third parties, other than suppliers or former employees, filed lawsuits against us. The balance of accrued expenses and other current liabilities associated with these lawsuits were US$21.3 million and US$21.3 million as of December 31, 2021 and 2022, respectively; and as of the date of this proxy statement/prospectus, we are in default of US$28.6 million on the court ordered payments due to financial constraints.

As of December 31, 2021 and 2022, we had a total of US$0.3 million and US$13.1 million, respectively, in total non-current liabilities. The balance as of December 31, 2021 mainly consisted of long-term loans and borrowings and the balance as of December 31, 2022 mainly consisted of amount due to a related party. As of December 31, 2021 and 2022, we had a total of US$118.1 million and US$120.8 million, respectively, in accrued expenses and other current liabilities, of which litigation payable was US$16.7 million and US$27.9 million, respectively, consisting of penalties and accrued interests associated with suppliers’ and third parties’ lawsuits, as determined by court verdicts.

We historically repaid a portion of our liabilities by assigning account receivables and issuing equity interests to our creditors. For instance, we borrowed from Mr. Chenhui Feng an aggregate amount of US$48.6 million (RMB310 million) in 2021 in two separate loan transactions, and both loans had a term of one year and interest rate of 6.6% per annum. We subsequently entered into supplemental loan agreements with him to convert US$29.8 million (RMB190 million) of the debt into equity in our company. The terms of the agreements with Mr. Chenhui Feng are qualified in their entirety by reference to the full text of such agreements, filed as exhibits 10.15, 10.16, 10.17 and 10.18 to this proxy statement/prospectus. We currently continue our efforts to raise capital for our business on reasonable terms through additional equity offerings, debt financing or additional bank facilities. In the event that we are unable to receive any financing or settle any of our debt obligations prior to the consummation of the Business Combination, below is our plan to fund operations, cure loans, debt, accounts payable and liabilities in default, and settle lawsuits or satisfy judgements:

•        After the consummation of the Business Combination, Pubco expects to receive approximately nil and US$33.0 million, respectively, from the Business Combination, which is estimated to be the amount then in the trust account under the maximum and minimum redemption scenarios, to support the Company’s ongoing operations.

•        After the consummation of the Business Combination and Pubco’s securities become publicly traded, Pubco intends to raise between US$55 million and US$205 million through public offerings and private financings to support the Company’s ongoing operations, which may cause shareholders of Pubco to experience significant dilution of their ownership interests. See “Risk Factors — Risks Relating to Pubco — Pubco will issue Class A Ordinary Shares as consideration for the Business Combination, and Pubco may issue additional Class A Ordinary Shares or other equity or convertible debt securities without approval of the holders of Pubco Class A Ordinary Shares which would dilute existing ownership interests and may depress the market price of Pubco Class A Ordinary Shares” for details. Operating income generated from vehicle sales will be used to satisfy the Company’s capital expenditure requirement, which is estimated to be US$150 million for three years between 2023 and 2025.

•        With respect to the Company’s debt obligation, including its loans, debt, accounts payable, liabilities in default, and liabilities arising from lawsuits or judgement, the Company plans to continue to negotiate with its creditors for extensions, installment repayment arrangement and other debt repayment method, such as debt-to-equity conversion, and the Company plans to allocate 20% of its income generated from operations after receiving proceeds from the public offerings and private financings conducted after the consummation of the Business Combination to repay its liabilities.

As of December 31, 2021 and 2022, we had cash and cash equivalent of US$6.0 million and US$2.2 million, respectively. We incurred a net loss of US$67.6 million and US$130.1 million in 2021 and 2022, respectively. In addition, the net cash used by us in operating activities was approximately US$20.1 million in 2021 and US$7.3 million in 2022. As of December 31, 2022, we had an accumulated deficit of US$686.6 million and negative working capital of US$332.5 million. Impacted by our cash flow shortage and the adverse effect of the COVID-19 since December 2019, we temporarily halted our operations by suspending the business of manufacturing of vehicles and automotive parts until late 2021. We had been suffering from deteriorated financial position since 2019, during which we had been defaulting on the payments to the creditors, suppliers and employees. As of the date of this proxy statement/prospectus, there were US$342.5 million in borrowings, accounts payable and other liabilities under default. We have funded our operations and capital needs primarily through the net proceeds received from capital contributions, bank borrowings, the issuance of related parties’ loans.

In light of the foregoing circumstances, our independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the years ended December 31, 2021 and 2022. Based on our recurring historical losses from operations, expected continuing operating losses for the foreseeable future, and the need to raise additional capital to finance future operations, as of the date of the consolidated financial statements for the year ended December 31, 2022 available to be issued, we concluded that there was substantial doubt about our ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

To meet the cash requirements for the next 12 months from the date of proxy statement/prospectus, we have undertaken a combination of the following remediation plans.

•        We are in the process of negotiating an extension of liabilities including borrowings, accounts payable and corresponding interests payable and penalties.

•        We have been seeking more equity investments.

•        We are focusing on improving operating efficiency, implementing strict cost and budget control and enhancing internal controls.

We expect to continue to generate negative cash flows as we implement our business plan to further invest in the development and production of K20 and K25 models, acquire necessary equipment and molds to achieve volume production. There can be no assurance that we will be successful in achieving our strategic plans, that our future capital raises will be sufficient to support ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not successful execute strategic plans, we will be required to reduce certain discretionary spending, alter or scale back vehicle development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve intended business objectives.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities, including the net proceeds we will receive from the offering. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the period presented.

	For the years ended December 31,
	2021	2022
	US$	US$
Net cash used in operating activities	(20,074,023)	(7,267,235)
Net cash provided by/(used in) investing activities	918,187	(103,636)
Net cash provided by financing activities	23,690,663	5,072,294
Effect of exchange rate changes	(119,168)	(895,998)
Cash, cash equivalents and restricted cash, at beginning of year	1,612,214	6,027,873
Cash, cash equivalents and restricted cash, at end of year	6,027,873	2,833,298

Operating activities

Net cash used in operating activities was US$7.3 million in 2022, which primarily reflected our net loss of US$130.1 million as mainly offset by impairment of property, plant and equipment and intangible assets of US$54.4 million, depreciation of property and equipment of US$21.8 million, provision for obsolete stocks of US$8.1 million and amortization of intangible assets of US$1.5 million. Adjustment for changes in operating assets and liabilities primarily consisted of a decrease of US$4.5 million in payroll payable and a decrease of US$1.3 million in taxes payable, partially offset by a decrease of US$16.5 million in prepaid expenses and other current assets, primarily attributable the input value-added tax return received in 2022, an increase of US$25.4 million in accrued expenses and other current liabilities, primarily attributable to an increase in litigation related penalties and a decrease of US$1.2 million in inventories.

Net cash used in operating activities was US$20.1 million in 2021, which primarily reflected our net loss of US$67.6 million as mainly offset by depreciation of property and equipment of US$23.4 million, amortization of intangible assets of US$1.6 million, share-based compensation of US$1.4 million, increase in accounts payable of US$1.7 million and reversal of bad debt allowance for accounts receivable of US$0.5 million. Adjustment for changes in operating assets and liabilities primarily consisted of an increase of US$16.1 million in accrued expenses and other current liabilities, primarily attributable to an increase in litigation, a decrease of US$0.6 million in accounts receivable, an increase of US$3.7 million in payroll payable and a decrease of US$1.1 million in prepaid expenses and other current assets.

Investing activities

Net cash used in investing activities in 2022 was US$0.1 million primarily attributable to cash used for purchase of property and equipment of US$0.2 million, partially offset by cash proceeds from the disposal of property, equipment and intangible assets of US$48 thousand.

Net cash provided by investing activities in 2021 was US$0.9 million primarily attributable to cash proceeds from the disposal of property, equipment and intangible assets of US$0.8 million and investment income from a long-term investment of US$0.1 million.

Financing activities

Net cash provided by financing activities in 2022 was US$5.1 million, primarily attributable to proceeds from related parties of US$13.9 million and proceeds from Series T financing of US$8.0 million, partially offset by repayments of loans and borrowings to related parties of US$13.1 million and repayments of loans and borrowings to third parties of US$3.7 million and deferred offering costs of US$1.2 million. We initiated Series T financing to enable the restoration of our normal operations from business suspension caused by the COVID-19 pandemic. The valuation of our company for the Series T financing was discounted due to our operation suspension in 2020 and 2021. In addition to funding, investors in Series T financing also provided various resources to support our further development. The valuation of Pubco for the Business Combination represented a substantial increase from the valuation of our company for the Series T financing, primarily due to the resumption of our normal business operations, our development plans and projected revenue growth. See “Proposal One — The Business Combination Proposal — MCAF’s Board’s Reasons for the Business Combination (including financial metrics)” for details.

Net cash provided by financing activities in 2021 was US$23.7 million, primarily attributable to proceeds from loans and borrowings of US$49.6 million, advanced proceeds from Series T financing of US$ 13.3 million, partially offset by repayments of loans and borrowings of US$38.0 million.

Capital Expenditures

Our capital expenditures were US$151,774 for the year ended December 31, 2022, as a result of our partially recommencement of operation and manufacturing started in late 2021. Generally, our capital expenditures are used primarily for the purchase of machinery and equipment relating to vehicle manufacturing and construction of the manufacturing plant and vehicle production lines.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

Holding Company Structure

Pubco will become our holding company upon the completion of the Business Combination. Pubco has no material operations of its own. We conduct a substantial majority of our operations through our operating subsidiaries in China. As a result, after the completion of the Business Combination, Pubco’s ability to pay dividends depends largely upon dividends paid by our subsidiaries including our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Pubco will be an emerging growth company (“EGC”) following the Business Combination. As such, Pubco will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

Pubco will remain an EGC until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which Pubco has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which Pubco is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if Pubco has been a public company for at least 12 months and the market value of its Class A Ordinary Shares that are held by non-affiliates equals or exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

Foreign Private Issuer Status

Following the Business Combination, Pubco will qualify as a “foreign private issuer” as defined under SEC rules. Even after Pubco no longer qualifies as an emerging growth company, as long as Pubco continues to qualify as a foreign private issuer under SEC rules, Pubco is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

•        the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

Notwithstanding these exemptions, Pubco will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

Pubco may take advantage of these exemptions until such time as Pubco is no longer a foreign private issuer. Pubco would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of its executive officers or directors are U.S. citizens or residents, (2) more than 50% of its assets are located in the United States or (3) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Pubco no longer qualifies as an emerging growth company, but remains a foreign private issuer, Pubco will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because Pubco will qualify as a foreign private issuer under SEC rules following the Business Combination, Pubco is permitted to follow the corporate governance practices of Cayman Islands (the jurisdiction in which Pubco is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to Pubco. For example, under Cayman Islands law, Pubco is not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq Listing Rules. In addition, under Cayman Islands law, Pubco is not required to have a compensation committee or a nominations committee that is comprised solely of independent directors.

If at any time Pubco ceases to be a foreign private issuer, Pubco will take all action necessary to comply with the SEC and Nasdaq Listing Rules.

Controlled Company

Mr. Qun Lu, Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun intend to enter into certain acting-in-concert agreement, pursuant to which each of Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun agrees to exercise its voting power as a shareholder of Pubco at the direction of Mr. Qun Lu, and as a result, immediately upon the completion of the Business Combination, Mr. Qun Lu will beneficially own 14,405,985 Pubco Class B Ordinary Shares, representing approximately 14.9% of the total issued and outstanding share capital and 73.9% of the aggregate voting power of Pubco, assuming the Minimum Redemption scenario and no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Therefore, Pubco is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Nasdaq Stock Market Listing Rules, and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors.

Internal Control Over Financial Reporting

Prior to the completion of the Business Combination, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for 2021 and 2022, we identified two material weaknesses in our internal control over financial reporting as of December 31, 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (1) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (2) lack of independent directors and an audit committee. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses subsequent to December 31, 2022, we have started adopting measures to improve our internal control over financial reporting, including, among others:

1.      hiring more qualified accounting personnel, engaging financial advisor with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework;

2.      hiring independent directors, establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors — Risks Relating to the Company — Risks Relating to Our Business Operations — If we fail to maintain an effective system of internal control over financial reporting after the completion of the Business Combination, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in us and the market price of Pubco Class A Ordinary Shares may be adversely affected.”

As a company with less than US$1.235 billion in revenue for its last fiscal year, Pubco will qualify as an “emerging growth company” pursuant to the JOBS Act following the Business Combination. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi for 2021 and 2022. We do not believe that we have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi depreciated approximately by 5% against the U.S. dollar in 2018, and further depreciated by 4% against the U.S. dollar in 2019. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, nor have we used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest in interest-earning instruments, and investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Estimates

We prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing our financial statements, you should consider our selection of critical accounting policies, our judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (1) revenue recognition and (2) litigations. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company’s management has performed a review of all long-lived assets and impairment loss of nil and US$54.4 million for the long-lived assets should be recorded for the years ended December 31, 2021 and 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MCAF

Overview

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere herein. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Special Note Regarding Forward-Looking Statements,” and “Risk Factors” elsewhere herein. In this section the terms the “Company,” “we” and “our” refer to MCAF.

Overview

We are a blank check company formed under the laws of the State of Delaware on March 2, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business transaction with one or more businesses that the Company has not identified at the time of MCAF IPO. We intend to effectuate our Business Combination using cash from the proceeds of MCAF IPO and the sale of the Private Units, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Recent Developments

On April 30, 2022, we entered into that certain Agreement and Plan of Merger (as amended and restated on December 23, 2022, and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among MCAF, CH AUTO Inc., a Cayman Islands exempted company (“Pubco”), Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”) and CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the law of the People’s Republic of China (the “Company”), pursuant to which, among other things, MCAF, the Company, Pubco and Merger Sub intend to effect a merger of Merger Sub with and into MCAF whereby MCAF will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). In connection with the Merger, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc. Following the Merger, Pubco expects its ordinary shares to be traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.

Based upon the execution of the Merger Agreement, the period of time for MCAF to complete a business combination under its certificate of incorporation is extended for a period of 6 months from July 2, 2022 to January 2, 2023. The January 2, 2023 date has been extended to July 2, 2023.

In connection with the with the stockholders’ vote at the Special Meeting of Stockholders, there were 2,432,520 shares tendered for redemption for an aggregate payment of $24,525,034, or approximately $10.08 per share.

On December 21, 2022, we issued an unsecured promissory note in the aggregate principal amount up to $581,000 (the “Extension Note”) to the Company. Pursuant to the Extension Note, the Company loaned us an aggregate amount of $581,000 that is due and payable on the earlier of: (i) the date on which we consummate an initial Business Combination with a target business, or (ii) the date we liquidate if a Business Combination is not consummated. The Extension Note does not bear interest. In the event that we do not consummate a Business Combination, the Extension Note will be forgiven, except to the extent of funds remaining outside of the Trust Account, if any. In addition, the Extension Note may be converted at the closing of a Business Combination by us into the common stock or ordinary shares, at the Company’s option, at a price of $10.00 per share of common stock or ordinary share.

The proceeds of the Extension Note have been used by us to make a deposit in the Trust Account to extend the time period for us to consummate its initial Business Combination from January 2, 2023 to April 2, 2023.

On March 29, 2023, we issued an unsecured promissory note in the aggregate principal amount of $350,000 (the “Note”) to the Company. Pursuant to the Note, the Company loaned us an aggregate amount of $350,000 that is due and payable on the earlier of: (i) the date on which we consummate an initial business combination with a target business, or (ii) the date we liquidates if a business combination is not consummated. The Note does not bear interest. In the event that we do not consummate a business combination, the Note will be forgiven, except to the extent of funds remaining outside of the Trust Account, if any. In addition, the Note may be converted at the closing of a business combination by us into the common stock or ordinary shares, at the Company’s option, at a price of $10.00 per share of common stock or ordinary share.

The proceeds of the Note have been used by us to make a deposit $343,936 into the Trust Account to extend the time period for us to consummate its initial business combination from April 2, 2023 to July 2, 2023.

On June 22, 2023, MCAF held the second Special Meeting, during which its Stockholders approved a further amendment to its Amended and Restated Certificate of Incorporation to further extend the time period it has to consummate its Business Combination to January 2, 2024. On June 27, 2023, MCAF deposited $250,000 into the Trust Account to extend the time period for us to consummate its initial business combination from July 2, 2023 to January 2, 2024.

SPAC Support Agreement

Contemporaneously with the execution of the Merger Agreement, the Sponsor and the directors of MCAF entered into a support agreement, dated April 30, 2022 (the “SPAC Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed business combination. Each such holder also agreed not to transfer any shares of MCAF Common Stock owned by it unless the transferee executes a joinder agreement that provides that the transferee will become a party to the SPAC Support Agreement. The holders have also agreed not to seek redemption rights.

The foregoing description of the SPAC Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Exhibit A to the Merger Agreement and incorporated herein by reference.

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Company common stock entered into a support agreement, dated April 30, 2022 (the “Company Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed business combination. The Company Support Agreement also covers any shares of Pubco common stock or of any successor entity of which ownership of record or the power to vote, directly or indirectly, is subsequently acquired by the stockholder prior to the termination of the Company Support Agreement. Each stockholder that executed the Company Support Agreement also agreed not to transfer any shares subject to the Company Support Agreement (with a limited exception in connection with the Reorganization) prior to the termination of the Company Support Agreement.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Exhibit B to the Merger Agreement and incorporated herein by reference.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from March 2, 2021 (inception) through June 30, 2023, were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, we had a net loss of $111,447, which consists of operating and formation costs of $749,746 and a provision for income taxes of $136,619, offset by interest income on marketable securities held in the Trust Account of $774,918.

For the period from March 2, 2021 (inception) through December 31, 2021, we had a net loss of $290,431, which consists of operating costs of $292,345, offset by interest income on investments held in the Trust Account of $1,914.

For the three months ended June 30, 2023, we had a net income of $104,319, which consists of interest income on marketable securities held in the Trust Account of $403,320, offset by operating and formation costs of $219,246, interest expense of $1,191 and a provision for income taxes of $78,564.

For the six months ended June 30, 2023, we had a net income of $219,145, which consists of interest income on investments held in the Trust Account of $777,172, offset by operating and formation costs of $404,068, interest expense of $1,191 and a provision for income taxes of $152,768.

For the three months ended June 30, 2022, we had a net loss of $165,910, which consists of operating and formation costs of $241,973 and a provision for income tax of $1,581, offset by interest income on marketable securities held in the Trust Account of $77,644.

For the six months ended June 30, 2022, we had a net loss of $286,738, which consists of operating and formation costs of $368,591 and a provision for income tax of $1,581, offset by interest income on marketable securities held in the Trust Account of $83,434.

Liquidity and Capital Resources

The registration statement for the MCAF IPO was declared effective on June 29, 2021. On July 2, 2021, we consummated the MCAF IPO which consisted of 5,000,000 MCAF Units at $10.00 per Unit, generating gross proceeds of $50,000,000.

On July 6, 2021, in connection with the underwriters’ exercise of their over-allotment option in full, we consummated the sale of an additional 750,000 MCAF Units for an aggregate amount of $7,500,000. In connection with the underwriters’ full exercise of their over-allotment option, we also consummated the sale of an additional 15,000 Private Placement Units at $10.00 per Private Placement Units, generating total proceeds of $150,000. A total of $7,500,000 was deposited into the Trust Account.

Following the MCAF IPO, the full exercise of the over-allotment option, and the sale of the Private Units, a total of $57,500,000 was placed in the Trust Account.

For the year ended December 31, 2022, cash used in operating activities was $523,059. Net loss of $111,447 was affected by interest earned on marketable securities held in the Trust Account of $774,918. Changes in operating assets and liabilities provided $363,306 of cash for operating activities.

For the period from March 2, 2021 (inception) through December 31, 2021, cash used in operating activities was $217,798. Net loss of $290,431 was affected by interest earned on investments held in the Trust Account of $1,914. Changes in operating assets and liabilities provided $74,547 of cash for operating activities.

For the six months ended June 30, 2023, cash used in operating activities was $219,872. Net income of $219,145 was affected by interest earned on marketable securities held in the Trust Account of $777,172 and interest expense of $1,191. Changes in operating assets and liabilities provided $277,254 of cash for operating activities.

For the six months ended June 30, 2022, cash used in operating activities was $293,811. Net loss of $286,738 was affected by interest earned on investments held in the Trust Account of $83,434. Changes in operating assets and liabilities provided $76,361 of cash for operating activities.

As of December 31, 2022 and June 30, 2023, we had investments held in the Trust Account of $34,084,917 and $16,180,210 (including $776,832 and $440,128 of interest income), respectively, consisting of mutual funds which invests in U.S. Treasury securities. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through June 30, 2023, we have withdrawn an amount of $430,659 to pay franchise and income taxes on interest earned from the Trust Account.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2022 and June 30, 2023, we had cash of $195,100 and $314,071, respectively. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of the working capital loans may be converted into private units at a price of $10.00 per unit.

On August 26, 2022, the Company issued the Convertible Promissory Note to the Sponsor, pursuant to which the Company may borrow up to an aggregate amount of $100,000. The Convertible Promissory Note is non-interest bearing and payable on the earlier of (i) the date the Company completes its Business Combination or (ii) the date the Company liquidates if a Business Combination is not completed. On the maturity date, the Company shall pay in cash an amount equal to the outstanding amount, provided that the Sponsor, in its sole discretion, chose to convert the outstanding amount into Private Placement Units at a conversion price equal to $10.00 per Unit. The proceeds of the note will be used by the Company for working capital purposes. As of June 30, 2023 and December 31, 2022 there were $100,000 of Working Capital Loans outstanding.

On October 24, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $100,000 (the “Note”) to the “Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $100,000 that may be drawn down from time to time and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. In addition, at the written election of the Sponsor the principal amount due under the Note may be converted at the closing of a business combination into private units of the Company identical to the public units issued in the Company’s initial public offering at a price of $10.00 per unit. No amounts have been withdrawn on this promissory note as of June 30, 2023 and December 31, 2022.

On December 21, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $581,000 (the “Note”) to the Target. The Promissory Note is non-interest bearing and payable on the earlier the date on which Maker consummates a business combination with target businesses, or (ii) the date the Maker liquidates if a business combination is not consummated (the “Due Date”). The principal balance may be prepaid at any time. The principal balance shall be payable by the Maker either: (i) in cash, or (ii) in shares of Maker’s common stock (the “Conversion Shares”), par value $0.0001, at the Payee’s election in writing. Payee may elect to convert any outstanding principal balance into Conversion Shares, at any time when this Note remains outstanding, at a fixed conversion price of $10.00 per share. As of June 30, 2023 and December 31, 2022, there was $581,000 outstanding under this Note.

On March 29, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $350,000 (the “Note”) to CH AUTO. Pursuant to the Note, CH AUTO loaned the Company an aggregate amount of $350,000 that is due and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the Note may be converted at the closing of a business combination by the Company into the Company Common Stock or ordinary shares, at CH AUTO’s option, at a price of $10.00 per share of common stock or ordinary share. As of June 30, 2023 and December 31, 2022, there were $350,000 and $0 outstanding under this Note, respectively.

On March 31, 2023, the Company and UHY Advisors/UHY LLP, the Company’s independent registered public accounting firm, entered into an unsecured promissory note for services rendered and unpaid in the principal sum of Fifty Nine Thousand Seven Hundred Ten and 08/100 dollars ($59,710.08), plus interest applied monthly on any un-paid balance at the rate of eight (8%) percent per year until such sum is fully paid. If $59,710.08 is paid in full on this promissory note no later than July 31, 2023, all accrued finance charges on this promissory note will be forgiven. The promissory note is payable by the Company in advance without penalty. As of June 30, 2023 and December 31, 2022, there were $59,710 and $0 outstanding under this note, respectively. $1,191 of interest was accrued through June 30, 2023 which is presented as interest payable in the balance sheets.

On June 7, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $400,000 (the “Second Note”) CH Auto. Pursuant to the Second Note, CH Auto loaned the Company an aggregate amount of $400,000 that is due and payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Second Note does not bear interest. In the event that the Company does not consummate a business combination, the Second Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the Second Note may be converted at the closing of a business combination by into the Company’s common stock or ordinary shares, at CH Auto’s option, at a price of $10.00 per share of common stock or ordinary share. As of June 30, 2023 and December 31, 2022, there were $400,000 and $0 outstanding under the Second Note, respectively.

If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

Going Concern

We have until January 2, 2024 (unless such date has been extended) to consummate a Business Combination. It is uncertain that we will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a liquidation and subsequent dissolution. Management has determined that the liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after January 2, 2024.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2022 or June 30, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. We began incurring these fees on July 2, 2021, and will continue to incur these fees monthly until the earlier of the completion of our initial Business Combination and our liquidation.

The Company engaged BHTIC to act as its M&A Advisor to conduct local due diligence for the Company on CH AUTO by entering into the M&A Advisory Agreement on April 3, 2022. Pursuant to the M&A Advisory Agreement, the Company shall make a payment to BHTIC of an aggregate M&A Fee equivalent to 1% of the post-money post-PIPE equity value of CH AUTO in shares of the post-transaction combined company to be issued upon closing of the Transaction at $10 per share.

The underwriters for the MCAF IPO are entitled to a deferred fee of $0.35 per Unit, $2,012,500. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of the $0.35 per Unit, $0.30 will be paid in cash and $0.05 will be paid in an equivalent value of shares.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common Stock Subject to Possible Redemption

We account for the MCAF Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the shares of MCAF Common Stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of our balance sheet.

Net Income (Loss) per Common Share

We comply with accounting and disclosure requirements of Financial Accounting Standards Board (“FASB”) ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable public share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the public redeemable shares and non-redeemable shares, we first considered the total income (loss) allocable to both sets of shares. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to our public stockholders. Subsequent to calculating the total income (loss) allocable to both sets of shares, we split the amount to be allocated using a ratio of 76% and 68% for the Public Shares and 24% and 32% for the non-redeemable shares for the year ended December 31, 2022 and for the period from March 2, 2021 (inception) through December 31, 2021, respectively, reflective of the respective participation rights. Subsequent to calculating the total income (loss) allocable to both sets of shares, we split the amount to be allocated using a ratio of 63% and 64% for the Public Shares and 37% and 36% for the non-redeemable shares for the three and six months ended June 30, 2023, respectively, and 76% for the Public Shares and 24% for the non-redeemable shares for the three and six months ended June 30, 2022, reflective of the respective participation rights.

As of December 31, 2022 and June 30, 2023, we did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common shares and then share in our earnings. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through MCAF IPO that were directly related to the MCAF IPO. Offering costs were allocated to the separable financial instruments issued in the MCAF IPO based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the MCAF Common Stock issued were initially charged to temporary equity and then accreted to MCAF Common Stock subject to redemption upon the completion of the MCAF IPO. Offering costs amounted to $4,773,824 consisting of $1,150,000 of underwriting fees, $2,012,500 of deferred underwriting fees and $1,611,324 of other offering costs. $4,368,049 was allocated to Public Shares and charged to temporary equity, and $405,775 was allocated to public rights and charged to stockholders’ deficit.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We are currently assessing the impact, if any, that ASU 2020-06 would have on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the combination of the historical financial information of MCAF and CH-AUTO TECH adjusted to give effect to the Business Combination. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial statements of MCAF present the combination of the historical financial information of MCAF, Pubco and CH-AUTO TECH adjusted to give effect to the Business Combination. CH-AUTO TECH together with its PRC Subsidiaries will be the operating subsidiaries of Pubco after giving effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical balance sheet of MCAF, the historical balance sheet of Pubco and the historical balance sheet of CH-AUTO TECH as of December 31, 2022, on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on December 31, 2022.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combine the historical statements of operations of MCAF, Pubco and CH-AUTO TECH for such periods on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 has been prepared using the following:

•        the historical balance sheet of MCAF as of December 31, 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•        the historical balance sheet of Pubco as of December 31, 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•        the historical balance sheet of CH-AUTO TECH as of December 31, 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus; and

The unaudited pro forma combined statements of operations for the year ended December 31, 2022 have been prepared using the following:

•        the historical statements of operations of MCAF for the year ended December 31, 2022, and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•        the historical statement of operations of Pubco for the period through the inception to December 31, 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•        the historical statements of operations of CH-AUTO TECH for the year ended December 31, 2022, and the related notes thereto, included elsewhere in this proxy statement/prospectus; and

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MCAF,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company,” and other financial information relating to MCAF and CH-AUTO TECH included elsewhere in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under “The Business Combination.”

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination and private placement occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The combined company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and private placement based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

On April 30, 2022, MCAF entered into the Business Combination Agreement (as amended and restated on December 23, 2022 and amended on March 1, 2023, respectively, and as may be amended, supplemented or otherwise modified from time to time), by and among MCAF, Pubco, Company Merger Sub and CH-AUTO TECH, pursuant to which, among other things, MCAF, Pubco, Company Merger Sub and CH-AUTO TECH intend to effect a merger of Company Merger Sub with and into MCAF whereby MCAF will be Surviving Corporation and a wholly owned subsidiary of Pubco in accordance with the Business Combination Agreement and the DGCL. In connection with the Merger, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc. Following the Merger, Pubco expects its Class A Ordinary Shares to be traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Business Combination Agreement. Upon closing of the Business Combination, the holder of each outstanding Right shall receive 1/10 of one share of Pubco Class A Ordinary Share, provided that no fractional shares will be issued and any fractions will be rounded down to the nearest whole share. At the Effective Time, by virtue of the Merger and conditioned on the consummation of the Merger, each share of MCAF Common Stock that is issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist and exchanged for one newly issued Pubco Class A Ordinary Share without interest. As of the Effective Time, each MCAF Stockholder shall cease to have any other rights in and to MCAF. As of the date of this proxy statement/prospectus, stockholders of CH-AUTO TECH (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote, have agreed to exchange their shares of CH-AUTO TECH for 89,096,171 shares of the Pubco common stock at a value of $10.00 per share, consisting of (a) 58,913,241 Pubco Class A Ordinary Shares to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and (b) 30,182,930 Pubco Class B Ordinary Shares to be issued to the Founders, in accordance with the Equityholder Allocation Schedule, assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Pursuant to the Merger Agreement, reflecting the HK Share Purchase and HK Voting Right Entrustment, upon the Reorganization Closing, the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company and (3) own, directly or indirectly own at least 37.8426% of the then-issued and outstanding equity interests in the Company.

However, certain shares of Company Common Stock held by its shareholders attending in the Reorganization were pledged to the Company’s creditors for certain secured loans. Additionally, certain shares of the Company Common Stock held by its shareholders are currently under judicial freezing due to such shareholders’ default on payments of certain shareholder arbitrations. The Company is actively negotiating with its creditors regarding the repayment terms, and the court auction process in China typically takes six to twelve months. As a result, as of the date of this proxy statement/prospectus, the Company does not expect that, prior to the consummation of the Business Combination, (1) its creditors will exercise equity pledge or that (2) shares subject to judicial freezing will be auctioned off. Nevertheless, there is no insurance that the shares under pledge or subject to judicial freezing will not be exercised or auctioned off prior to and following the closing of the Business Combination. The unaudited pro forma condensed combined financial information has been prepared based on the following scenarios as to that the pledged shares or shares under judicial freezing may be exercised or auctioned off prior to the closing of the Business Combination. Further, following the closing the Business Combination, the exercise of pledged shares and auction of shares under judicial freezing will have continuing financial impacts as discussed below:

Prior to the closing of the Business Combination

•        If no equity pledge and judicial freezing are exercised or auctioned off, the unaudited pro forma condensed combined financial information has been prepared based on the scenario that stockholders of CH-AUTO TECH (including the Entrusting Stockholders) hold an aggregate of 71.2769% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote (the “Reorganization Scenario I”), that is the maximum condition of the reorganization percentage;

•        If there are up to 45,130,737 Exercised Shares prior to the completion of the Reorganization and the Business Combination, Ch-Auto HK will be able to direct the voting rights and economic rights of 652,611,598 shares of the Company Common Stock, which takes 66.6667% (or two thirds) of all the outstanding shares of the Company entitled to vote. Pursuant to the current articles of association of the Company, 66.6667% (or two thirds) is the least requirement of the voting rights of all outstanding equity securities of the Company entitled to vote to be able to consolidate the result of operations of the Company. In the event that the Holding Company directs, directly or indirectly, 66.6667% (or two thirds) of the voting rights (the “Reorganization Scenario II”), the condition precedent under the Merger Agreement that the Reorganization (as defined therein) shall be consummated will not be met, and SPAC is not obligated to effect and close the Merger, unless SPAC elects to waive this closing condition. If SPAC elects to waive this closing condition and the Business Combination thus can be consummated, that is the minimum condition of the reorganization percentage.

Following the closing of the Business Combination:

•        If there are up to 45,130,737 Exercised Shares following the completion of the Business Combination, the Holding Company will (1) have ability to direct, directly or indirectly, at least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 66.6667% (or two thirds) of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly, at least 38.2662% of the then-issued and outstanding equity interest in the Company. According to the auditor of Pubco, the results of operations of the Company can still be consolidated with those of Pubco under the then applicable accounting standards, and the remaining 33.3333% of the shares and voting rights in the Company will be recorded as non-controlling interest.

•        If there are more than 45,130,737 Exercised Shares following the completion of the Business Combination, Pubco will hold less than 66.6667% (or two thirds) of the outstanding securities of the Company through the Holding Company. Consequently, Pubco is unable to consolidate the results of operations of the Company. As a result, the value of Pubco’s securities may decline significantly and become worthless, and Pubco may be unable to meet the continuous listing requirement of Nasdaq.

Pursuant to the existing MCAF Charter, public stockholders are being offered the opportunity to redeem, upon the closing of the merger, shares of MCAF common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as of two business days prior to the Closing). The unaudited pro forma condensed combined information contained herein assumes that MCAF stockholders approve the Business

Combination. MCAF’s public stockholders may elect to redeem their shares of MCAF Common Stock for cash even if they approve the Business Combination. MCAF cannot predict how many of its stockholders will exercise their right to have their shares redeemed for cash. As a result, for illustrative purposes, the unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of additional redemptions of MCAF common stock:

•        Assuming Minimum Redemptions (“Minimum Redemption”) — this scenario assumes that no shares of MCAF Common Stock are redeemed after actual redemptions of 2,432,520 and 1,810,489 MCAF’s shares in the amount of $24.5 million and $19.1 million in connection with the special meetings of MCAF’s stockholders held on December 15, 2022 and June 22, 2023, respectively (the “Actual Redemptions”); and

•        Assuming 50% Redemptions (“50% Redemption”) — This scenario assumes additional redemption of 603,781 shares of MCAF Common Stock, for aggregate payment of approximately $6.0 million from the Trust Account as 50% of below maximum redemption after the Actual Redemption.

•        Assuming Maximum Redemptions (“Maximum Redemption”) — This scenario assumes additional redemption of 1,207,563 shares of MCAF common stock, for aggregate payment of approximately $12.1 million from the Trust Account after the Actual Redemptions. The Maximum Redemption scenario is determined based on the MCAF stockholders’ approval of amending the charter to remove the requirement that MCAF has net tangible assets of $5,000,001 upon the close of the Business Combination.

If the NTA Requirement Amendment Proposal (Proposal No. 4) is not approved by MCAF stockholders, the Business Combination may only be consummated if the combined company would have net tangible assets of at least $5,000,001 upon closing of the Business Combination. The maximum number of shares of redeemable MCAF common stock that may be redeemed and satisfy the NTA Requirement would be 707,563.

The public stockholder redemptions are expected to be within the parameters described by the above three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under all the scenarios, the Company is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial statements are presented under Reorganization Scenario I.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022

										Scenario 1			Scenario 2			Scenario 3
	MCAF	MCAF		MCAF	CH-AUTO INC	CH-AUTO TECH	CH-AUTO TECH		CH-AUTO TECH	Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	(Historical)	Adjustments		Adjusted (Historical)	(Historical)	(Historical)	Adjustment		Adjusted (Historical)	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined
Assets
Current assets
Cash and cash equivalents	$195,100	$—		$195,100	$—	$2,247,583	$(350,000)	(1)	$1,897,583	$(350,000)	(2)	$—	$—		$—	$—		$—
										350,000	(2)
										15,341,881	(3)
										(2,299,567)	(4)
										(4,317,925)	(5)
										1,500,000	(7)	12,317,072
													(6,037,814)	(6)	6,279,258
																(6,037,814)	(6)	241,444
Restricted cash	—			—	—	585,715			585,715	—		585,715	—		585,715	—		585,715
Accounts receivable, net	—			—	—	1,277,104			1,277,104	—		1,277,104	—		1,277,104	—		1,277,104
Inventories, net	—			—	—	6,182,792			6,182,792	—		6,182,792	—		6,182,792	—		6,182,792
Deferred offering costs	—			—	20,000	1,228,676			1,228,676	(1,248,676)	(5)	—	—		—	—		—
Amount due from related parties	—			—		906,841			906,841	—		906,841	—		906,841	—		906,841
Prepaid expenses and other current assets	(5,833)			5,833	—	10,927,501	350,000	(1)	11,277,501	(350,000)	(2)	10,933,334	—		10,933,334	—		10,933,334
Cash and investment held in Trust Account	34,084,917	(19,093,036)	(1)		—	—
		350,000	(2)	15,341,881						(15,341,881)	(3)
												—	—		—	—		—
Total Current Assets	34,285,850	(18,743,036)		15,542,814	20,000	23,356,212	—		23,356,212	(6,716,168)		32,202,858	(6,037,814)		26,165,044	(6,037,814)		20,127,230

Long-term investment	—			—	—	869,918			869,918	—		869,918	—		869,918	—		869,918
Property, plant and equipment, net	—			—	—	64,010,106			64,010,106	—		64,010,106	—		64,010,106	—		64,010,106
Intangible assets, net	—			—	—	10,514,120			10,514,120	—		10,514,120	—		10,514,120	—		10,514,120
Operating lease right-of-use asset	—			—	—	30,252			30,252	—		30,252	—		30,252	—		30,252
Other non-current assets, net	—			—	—	584,053			584,053	—		584,053	—		584,053	—		584,053
Total non-current assets	—	—		—	—	76,008,449	—		76,008,449	—		76,008,449	—		76,008,449	—		76,008,449
Total Assets	$34,285,850	$(18,743,036)		$15,542,814	$20,000	$99,364,661	$—		$99,364,661	$(6,716,168)		$108,211,307	$(6,037,814)		$102,173,493	$(6,037,814)		$96,135,679

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022 — (Continued)

									Scenario 1			Scenario 2		Scenario 3
	MCAF	MCAF		MCAF	CH-AUTO INC	CH-AUTO TECH	CH-AUTO TECH	CH-AUTO TECH	Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash		Assuming Maximum Redemptions into Cash
	(Historical)	Adjustments		Adjusted (Historical)	(Historical)	(Historical)	Adjustment	Adjusted (Historical)	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments	Pro Forma combined	Transaction accounting adjustments	Pro Forma combined
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term loans and borrowings	$—			$—	$—	$19,814,163		$19,814,163	$—		$19,814,163	$—	$19,814,163	$—	$19,814,163
Long-term loans and borrowings, current	—			—	—	74,835,728		74,835,728	—		74,835,728	—	74,835,728	—	74,835,728
Accounts and notes payable	—			—	—	91,014,871		91,014,871	—		91,014,871	—	91,014,871	—	91,014,871
Amounts due to related parties, current	—	—		—	28,145	10,419,675		10,419,675	—
									—
											10,447,820	—	10,447,820	—	10,447,820
Convertible note	581,000			581,000	—			—	—		581,000	—	581,000	—	581,000
Convertible note – related party	100,000			100,000	—			—	—		100,000	—	100,000	—	100,000
Deferred revenue	—			—	—	651,872		651,872	—		651,872	—	651,872	—	651,872
Tax payable	—			—	—	785,114		785,114	—		785,114	—	785,114	—	785,114
Income tax payable	136,619			136,619	—	—		—	—		136,619	—	136,619	—	136,619
Payroll payable				—		37,265,270		37,265,270	—		37,265,270	—	37,265,270	—	37,265,270
Lease liabilities-current				—		259,577		259,577	—		259,577	—	259,577	—	259,577
Accrued expenses and other current liabilities	287,067	350,000	(2)	637,067	—	120,783,175		120,783,175	(287,067)	(4)
									(350,000)	(2)
									(3,000,000)	(7)	117,783,175	—	117,783,175	—	117,783,175
Deferred underwriting fee payable	2,012,500			2,012,500	—			—	(2,012,500)	(4)	—	—	—		—
Total Current Liabilities	3,117,186	350,000		3,467,186	28,145	355,829,445	—	355,829,445	(5,649,567)		353,675,209	—	353,675,209	—	353,675,209

Amounts due to a related party, non-current	—			—	—	13,048,773		13,048,773	—		13,048,773	—	13,048,773	—	13,048,773
Other long-term liabilities	—			—	—	4,415		4,415	—		4,415	—	4,415	—	4,415
Total Liabilities	3,117,186	350,000		3,467,186	28,145	368,882,633	—	368,882,633	(5,649,567)		366,728,397	—	366,728,397	—	366,728,397

Common stock subject to possible redemption, 34,066,622 shares at $10.00 per share as of December 31, 2022	34,066,622	(19,093,036)	(1)	14,973,586	—	—		—
									(14,973,586)	(6)	—	—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022 — (Continued)

Scenario 1	Scenario 2	Scenario 3
MCAF	MCAF	MCAF	CH-AUTO INC	CH-AUTO TECH	CH-AUTO TECH	CH-AUTO TECH	Assuming Minimum Redemptions into Cash	Assuming 50% Redemptions into Cash	Assuming Maximum Redemptions into Cash
(Historical)	Adjustments	Adjusted (Historical)	(Historical)	(Historical)	Adjustment	Adjusted (Historical)	Transaction accounting adjustments	Pro Forma combined	Transaction accounting adjustments	Pro Forma combined	Transaction accounting adjustments	Pro Forma combined
Stockholders’ Equity
Ordinary shares	181	181	—	—	—	(181)	(9)
968	(9)	968	(6)	(9)	962	(6)	(9)	956
Paid in capital ($0.1496 (RMB1) par value per share; 800,649,600 and 931,849,600 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	—	—	—	140,413,039	140,413,039	(106,003,631)	(9)
(34,409,408)	(8)	—	—	—	—	—
Additional paid-in capital	—	—	—	297,187,705	297,187,705	—
23,594,983	(5)	—	—
14,973,586	(6)	—
(76,766,709)	(8)
103,104,705	(9)
4,500,000	(7)	366,594,270
(6,037,814)	(6)	(6,037,814)	(6)
6,034,332	(5)	3,929,084	(5)
6	(9)	366,590,794	6	(9)	364,482,070
Accumulated deficit	(2,898,139))	(2,898,139)	(8,145)	(686,637,550)	(686,637,550)	(29,161,584)	(5)
2,898,139	(9)
141,717,329	(8)	(574,089,950)	(6,034,332)	(5)	(580,124,282)	(3,929,084)	(5)	(584,053,366)
Accumulated other comprehensive loss	—	—	—	(16,290,774)	(16,290,774)	7,671,050	(8)	(8,619,724)	—	(8,619,724)	—	(8,619,724)
Total Stockholders’ Equity	(2,897,958)	—	(2,897,958)	(8,145)	(265,327,580)	(265,327,580)	52,119,247	(216,114,436)	(6,037,814)	(222,152,250)	(6,037,814)	(228,190,064)
Non-controlling interests	—	—	—	(4,190,392)	(4,190,392)	(38,212,263)	(8)	(42,402,655)	—	(42,402,655)	—	(42,402,655)
Total Liabilities and Equity	$34,285,850	$(18,743,036)	$15,542,814	$20,000	$99,364,661	$—	$99,364,661	$(6,716,168)	$108,211,307	$(6,037,814)	$102,173,493	$(6,037,814)	$96,135,679

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	MCAF	CH-AUTO INC	CH-AUTO TECH	Scenario 1			Scenario 2			Scenario 3
				Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming Maximum Redemptions into Cash
				Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined
	(Historical)	(Historical)	(Historical)
Net revenues	$—	$—	$9,044,880	$—		$9,044,880	$—		$9,044,880	$—		$9,044,880
						—	—		—	—		—
Formation and operating costs	(749,746)	(8,145)	—	—		(757,891)	—		(757,891)	—		(757,891)
Cost of revenues	—	—	(14,412,447)	—		(14,412,447)	—		(14,412,447)	—		(14,412,447)
Selling and marketing expenses	—	—	(4,762,351)	—		(4,762,351)	—		(4,762,351)	—		(4,762,351)
General and administrative expenses	—	—	(54,006,925)	(29,161,584)	(11)	(83,168,509)	(6,034,332)	(11)	(89,202,841)	(3,929,084)	(11)	(93,131,925)
Research and development expenses	—	—	(1,535,219)	—		(1,535,219)	—		(1,535,219)	—		(1,535,219)
Impairment loss on long-lived assets	—	—	(54,446,534)	—		(54,446,534)	—		(54,446,534)	—		(54,446,534)
Operating loss	(749,746)	(8,145)	(120,118,596)	(29,161,584)		(150,038,071)	(6,034,332)		(156,072,403)	(3,929,084)		(160,001,487)
									—			—
Other income (expense):									—			—
Interest earned on marketable securities held in Trust Account	774,918	—	—	(774,918)	(10)	—	—		—	—		—
Interest expenses	—	—	(10,459,911)			(10,459,911)	—		(10,459,911)	—		(10,459,911)
Other income, net	—	—	455,953			455,953	—		455,953	—		455,953
Loss before income tax expense	25,172	(8,145)	(130,122,554)	(29,936,502)		(160,042,029)	(6,034,332)		(166,076,361)	(3,929,084)		(170,005,445)
Income tax expense	(136,619)	—	—			(136,619)	—		(136,619)	—		(136,619)
Net loss	(111,447)	(8,145)	(130,122,554)	(29,936,502)		(160,178,648)	(6,034,332)		(166,212,980)	(3,929,084)		(170,142,064)
Less: net loss attributable to non-controlling interests	—	—	2,486,717	38,089,494	(12)	40,576,211	—		40,576,211	—		40,576,211
Net loss attributable to company’s shareholders	$(111,447)	$(8,145)	$(127,635,837)	$8,152,991		$(119,602,438)	$(6,034,332)		$(125,636,770)	$(3,929,084)		$(129,565,853)
	MCAF (Historical)	PUBCO (Historical)	CH-AUTO TECH (Historical)	Minimum Redemptions	50% of Maximum Redemptions	Maximum Redemptions
For the year ended December 31, 2022
Weighted average shares outstanding, common stock subject to possible redemption	5,623,376	—	—	—	—	—
Basic and diluted net income per share, common stock subject to redemption	$0.03	$—	$—	$—	$—	$—
Weighted average shares outstanding, common stock, non-redeemable	1,807,500	25	900,651,792	96,785,412	96,181,631	95,577,849
Basic and diluted net loss per share, common stock, non-redeemable*	$(0.16)	$(325.80)	$(0.14)	$(1.24)	$(1.31)	$(1.36)

See accompanying notes to the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial statements are presented under Reorganization Scenario II.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022

										Scenario 1			Scenario 2			Scenario 3
	MCAF	MCAF		MCAF	CH-AUTO INC	CH-AUTO TECH	CH-AUTO TECH		CH-AUTO TECH	Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	(Historical)	Adjustments		Adjusted (Historical)	(Historical)	(Historical)	Adjustment		Adjusted (Historical)	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined
Assets
Current assets
Cash and cash equivalents	$195,100	$—		$195,100	$—	$2,247,583	$(350,000)	(1)	$1,897,583	$(350,000)	(2)	$—	$—		$—	$—		$—
										350,000	(2)
										15,341,881	(3)
										(2,299,567)	(4)
										(4,317,925)	(5)
										1,500,000	(7)	12,317,072
													(6,037,814)	(6)	6,279,258
																(6,037,814)	(6)	241,444
Restricted cash	—			—	—	585,715			585,715	—		585,715	—		585,715	—		585,715
Accounts receivable, net	—			—	—	1,277,104			1,277,104	—		1,277,104	—		1,277,104	—		1,277,104
Inventories, net	—			—	—	6,182,792			6,182,792	—		6,182,792	—		6,182,792	—		6,182,792
Deferred offering costs	—			—	20,000	1,228,676			1,228,676	(1,248,676)	(5)	—	—		—	—		—
Amount due from related parties	—			—		906,841			906,841	—		906,841	—		906,841	—		906,841
Prepaid expenses and other current assets	5,833			5,833	—	10,927,501	350,000	(1)	11,277,501	(350,000)	(2)	10,933,334	—		10,933,334	—		10,933,334
Cash and investment held in Trust Account	34,084,917	(19,093,036)	(1)		—	—
		350,000	(2)	15,341,881						(15,341,881)	(3)
												—	—		—	—		—
Total Current Assets	34,285,850	(18,743,036)		15,542,814	20,000	23,356,212	—		23,356,212	(6,716,168)		32,202,858	(6,037,814)		26,165,044	(6,037,814)		20,127,230

Long-term investment	—			—	—	869,918			869,918	—		869,918	—		869,918	—		869,918
Property, plant and equipment, net	—			—	—	64,010,106			64,010,106	—		64,010,106	—		64,010,106	—		64,010,106
Intangible assets, net	—			—	—	10,514,120			10,514,120	—		10,514,120	—		10,514,120	—		10,514,120
Operating lease right-of-use asset	—			—	—	30,252			30,252	—		30,252	—		30,252	—		30,252
Other non-current assets, net	—			—	—	584,053			584,053	—		584,053	—		584,053	—		584,053
Total non-current assets	—	—		—	—	76,008,449	—		76,008,449	—		76,008,449	—		76,008,449	—		76,008,449
Total Assets	$34,285,850	$(18,743,036)		$15,542,814	$20,000	$99,364,661	$—		$99,364,661	$(6,716,168)		$108,211,307	$(6,037,814)		$102,173,493	$(6,037,814)		$96,135,679

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022 — (Continued)

									Scenario 1			Scenario 2		Scenario 3
	MCAF	MCAF		MCAF	CH-AUTO INC	CH-AUTO TECH	CH-AUTO TECH	CH-AUTO TECH	Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash		Assuming Maximum Redemptions into Cash
	(Historical)	Adjustments		Adjusted (Historical)	(Historical)	(Historical)	Adjustment	Adjusted (Historical)	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments	Pro Forma combined	Transaction accounting adjustments	Pro Forma combined
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term loans and borrowings	$—			$—	$—	$19,814,163		$19,814,163	$—		$19,814,163	$—	$19,814,163	$—	$19,814,163
Long-term loans and borrowings, current	—			—	—	74,835,728		74,835,728	—		74,835,728	—	74,835,728	—	74,835,728
Accounts and notes payable	—			—	—	91,014,871		91,014,871	—		91,014,871	—	91,014,871	—	91,014,871
Amounts due to related parties, current	—	—		—	28,145	10,419,675		10,419,675	—
									—
											10,447,820	—	10,447,820	—	10,447,820
Convertible note	581,000			581,000	—			—	—		581,000	—	581,000	—	581,000
Convertible note – related party	100,000			100,000	—			—	—		100,000	—	100,000	—	100,000
Deferred revenue	—			—	—	651,872		651,872	—		651,872	—	651,872	—	651,872
Tax payable	—			—	—	785,114		785,114	—		785,114	—	785,114	—	785,114
Income tax payable	136,619			136,619	—	—		—	—		136,619	—	136,619	—	136,619
Payroll payable				—		37,265,270		37,265,270	—		37,265,270	—	37,265,270	—	37,265,270
Lease liabilities-current				—		259,577		259,577	—		259,577	—	259,577	—	259,577
Accrued expenses and other current liabilities	287,067	350,000	(2)	637,067	—	120,783,175		120,783,175	(287,067)	(4)
									(350,000)	(2)
									(3,000,000)	(7)	117,783,175	—	117,783,175	—	117,783,175
Deferred underwriting fee payable	2,012,500			2,012,500	—			—	(2,012,500)	(4)	—	—	—		—
Total Current Liabilities	3,117,186	350,000		3,467,186	28,145	355,829,445	—	355,829,445	(5,649,567)		353,675,209	—	353,675,209	—	353,675,209

Amounts due to a related party, non-current	—			—	—	13,048,773		13,048,773	—		13,048,773	—	13,048,773	—	13,048,773
Other long-term liabilities	—			—	—	4,415		4,415	—		4,415	—	4,415	—	4,415
Total Liabilities	3,117,186	350,000		3,467,186	28,145	368,882,633	—	368,882,633	(5,649,567)		366,728,397	—	366,728,397	—	366,728,397

Common stock subject to possible redemption, 34,066,622 shares at $10.00 per share as of December 31, 2022	34,066,622	(19,093,036)	(1)	14,973,586	—	—		—
									(14,973,586)	(6)	—	—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022 — (Continued)

								Scenario 1			Scenario 2			Scenario 3
	MCAF	MCAF	MCAF	CH-AUTO INC	CH-AUTO TECH	CH-AUTO TECH	CH-AUTO TECH	Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	(Historical)	Adjustments	Adjusted (Historical)	(Historical)	(Historical)	Adjustment	Adjusted (Historical)	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined
Stockholders’ Equity
Ordinary shares	181		181	—	—		—	(181)	(9)
								910	(9)	910	(6)	(9)	904	(6)	(9)	898
Paid in capital ($0.1496 (RMB1) par value per share; 800,649,600 and 931,849,600 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	—		—	—	140,413,039		140,413,039	(100,480,751)	(9)
								(39,932,288)	(8)	—	—		—	—		—
Additional paid-in capital	—		—	—	297,187,705		297,187,705						—
								23,594,983	(5)				—			—
								14,973,586	(6)				—
								(89,088,147)	(8)
								97,581,883	(9)
								4,500,000	(7)	348,750,010
											(6,037,814)	(6)		(6,037,814)	(6)
											6,034,332	(5)		3,929,084	(5)
											6	(9)	348,746,534	6	(9)	346,637,810
Accumulated deficit	(2,898,139)		(2,898,139)	(8,145)	(686,637,550)		(686,637,550)	(29,161,584)	(5)
								2,898,139	(9)
								164,463,664	(8)	(551,343,616)	(6,034,332)	(5)	(557,377,948)	(3,929,084)	(5)	(561,307,031)
Accumulated other comprehensive loss	—		—	—	(16,290,774)		(16,290,774)	8,902,291	(8)	(7,388,483)	—		(7,388,483)	—		(7,388,483)
Total Stockholders’ Equity	(2,897,958)	—	(2,897,958)	(8,145)	(265,327,580)		(265,327,580)	58,252,505		(209,981,178)	(6,037,814)		(216,018,992)	(6,037,814)		(222,056,806)
Non-controlling interests	—		—	—	(4,190,392)		(4,190,392)	(44,345,520)	(8)	(48,535,912)	—		(48,535,912)	—		(48,535,912)
Total Liabilities and Equity	$34,285,850	$(18,743,036)	$15,542,814	$20,000	$99,364,661	$—	$99,364,661	$(6,716,168)		$108,211,307	$(6,037,814)		$102,173,493	$(6,037,814)		$96,135,679

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

				Scenario 1			Scenario 2			Scenario 3
				Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	MCAF	CH-AUTO INC	CH-AUTO TECH	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined	Transaction accounting adjustments		Pro Forma combined
	(Historical)	(Historical)	(Historical)
Net revenues	$—	$—	$9,044,880	$—		$9,044,880	$—		$9,044,880	$—		$9,044,880
						—	—		—	—		—
Formation and operating costs	(749,746)	(8,145)	—	—		(757,891)	—		(757,891)	—		(757,891)
Cost of revenues	—	—	(14,412,447)	—		(14,412,447)	—		(14,412,447)	—		(14,412,447)
Selling and marketing expenses	—	—	(4,762,351)	—		(4,762,351)	—		(4,762,351)	—		(4,762,351)
General and administrative expenses	—	—	(54,006,925)	(29,161,584)	(11)	(83,168,509)	(6,034,332)	(11)	(89,202,841)	(3,929,084)	(11)	(93,131,925)
Research and development expenses	—	—	(1,535,219)	—		(1,535,219)	—		(1,535,219)	—		(1,535,219)
Impairment loss on long-lived assets	—	—	(54,446,534)	—		(54,446,534)	—		(54,446,534)	—		(54,446,534)
Operating loss	(749,746)	(8,145)	(120,118,596)	(29,161,584)		(150,038,071)	(6,034,332)		(156,072,403)	(3,929,084)		(160,001,487)
									—			—
Other income (expense):									—			—
Interest earned on marketable securities held in Trust Account	774,918	—	—	(774,918)	(10)	—	—		—	—		—
Interest expenses	—	—	(10,459,911)			(10,459,911)	—		(10,459,911)	—		(10,459,911)
Other income, net	—	—	455,953			455,953	—		455,953	—		455,953
Loss before income tax expense	25,172	(8,145)	(130,122,554)	(29,936,502)		(160,042,029)	(6,034,332)		(166,076,361)	(3,929,084)		(170,005,445)
Income tax expense	(136,619)	—	—			(136,619)	—		(136,619)	—		(136,619)
Net loss	(111,447)	(8,145)	(130,122,554)	(29,936,502)		(160,178,648)	(6,034,332)		(166,212,980)	(3,929,084)		(170,142,064)
Less: net loss attributable to non-controlling interests	—	—	2,486,717	44,203,046	(12)	46,689,763	—		46,689,763	—		46,689,763
Net loss attributable to company’s shareholders	$(111,447)	$(8,145)	$(127,635,837)	$14,266,544		$(113,488,885)	$(6,034,332)		$(119,523,217)	$(3,929,084)		$(123,452,301)
	MCAF (Historical)	PUBCO (Historical)	CH-AUTO TECH (Historical)	Minimum Redemptions	50% of Maximum Redemptions	Maximum Redemptions
For the year ended December 31, 2022
Weighted average shares outstanding, common stock subject to possible redemption	5,623,376	—	—	—	—	—
Basic and diluted net income per share, common stock subject to redemption	$0.03	$—	$—	$—	$—	$—
Weighted average shares outstanding, common stock, non-redeemable(1)(2)	1,807,500	25	900,651,792	91,022,616	90,418,835	89,815,053
Basic and diluted net loss per share, common stock, non-redeemable*	$(0.16)	$(325.80)	$(0.14)	$(1.25)	$(1.32)	$(1.37)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Merger

On April 30, 2022, MCAF entered into that certain Agreement and Plan of Merger (as amended and restated on December 23, 2022 and amended on March 1, 2023, respectively, and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among MCAF, Pubco, Merger Sub and CH-AUTO TECH, pursuant to which, among other things, MCAF, Pubco, Merger Sub and CH-AUTO TECH intend to effect a merger of Merger Sub with and into MCAF whereby MCAF will be Surviving Corporation and a wholly owned subsidiary of Pubco in accordance with the Merger Agreement and the DGCL. In connection with the Merger, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc. Following the Merger, Pubco expects its Class A Ordinary Shares to be traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement. At the Effective Time, by virtue of the Merger and conditioned on the consummation of the Merger, each share of MCAF Common Stock that is issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist in exchange for one newly issued Pubco Class A Ordinary Share without interest. The holder of each outstanding Right shall receive 1/10 of one share of Pubco Class A Ordinary Share upon the consummation of the Business Combination, provided that no fractional shares will be issued and any fractions will be rounded down to the nearest whole share. As of the Effective Time, each MCAF Stockholder shall cease to have any other rights in and to MCAF. As presented in the unaudited pro forma condensed combined financial statements are presented under Reorganization Scenario I, as of the date of this proxy statement/prospectus, stockholders of CH-AUTO TECH (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote, have agreed to exchange their shares of CH-AUTO TECH for 89,096,171 shares of the Pubco common stock at a value of $10.00 per share, consisting of (a) 58,913,241 Pubco Class A Ordinary Shares to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and (b) 30,182,930 Pubco Class B Ordinary Shares to be issued to the Founders, in accordance with the Equityholder Allocation Schedule, assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Pursuant to the Merger Agreement, reflecting the HK Share Purchase and HK Voting Right Entrustment, upon the Reorganization Closing, the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly own at least 37.8426% of the then-issued and outstanding equity interests in the Company. Further to disclose the full range of possible results of the Business Combination, the unaudited pro forma condensed combined financial statements presented under Reorganization Scenario II are to reflect the pro forma financial statements of minimum requirement of stockholders of CH-AUTO TECH (including the Entrusting Stockholders)’s holding in voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote to proceed the Business Combination. 66.6667% (or two thirds) is the least requirement of the voting rights of all outstanding equity securities of the Company entitled to vote to be able to consolidate the result of operations of the Company. In the event that the Holding Company directs, directly or indirectly, 66.6667% (or two thirds) of the voting rights, the condition precedent under the Merger Agreement that the Reorganization (as defined therein) shall be consummated will not be met, and SPAC is not obligated to effect and close the Merger, unless SPAC elects to waive this closing condition. If SPAC elects to waive this closing condition and the Business Combination thus can be consummated.

No later than five (5) Business Days prior to the Closing, CH-AUTO TECH shall deliver to Pubco and MCAF a schedule setting forth the names of each stockholder and such stockholder’s respective percentage of Company Merger Consideration (the “Equityholder Allocation Schedule”). Immediately after the delivery of the Equityholder Allocation Schedule, Pubco shall conduct a reverse stock split (the “Pubco Reverse Stock Split”) of its then issued and outstanding Pubco Class A Ordinary Shares. At the effective time of the Pubco Reverse Stock Split, each Pubco Shareholder who holds Pubco Ordinary Shares immediately before the Pubco Reverse Stock Split (the “Pubco Reorganization Shareholder”) shall automatically receive the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule, without any change in the par value of $0.00001 per share, in exchange for all the Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the Pubco Reverse Stock Split. The corresponding Company Merger Consideration issued to each Pubco Reorganization Shareholder shall be equal to the product of (i) the number of Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (ii) the Conversion Ratio.

Concurrently with the Pubco Reverse Stock Split, by virtue of the Reorganization and without any action on the part of MCAF, Merger Sub, CH-AUTO TECH, or their respective stockholders, Pubco shall issue to each Company stockholder that participates in the Reorganization or each’s designee(s) (the “Company Reorganization Stockholders”)

the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule at par value per share or other value as determined as part of the Reorganization by the board of directors of Pubco. The corresponding Company Merger Consideration issued to each Company Reorganization Stockholder shall be equal to the product of (i) the number of shares of Company Common Stock held by such Company Reorganization Stockholder on an as-converted and fully-diluted basis immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (ii) the Conversion Ratio. The Company Reorganization Stockholders, other than the founders of the Company who shall receive Pubco Class B Ordinary Shares, shall receive Pubco Class A Ordinary Shares.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of MCAF, Pubco and CH-AUTO TECH include transaction accounting adjustments to illustrate the estimated effect of the Business Combination, the private placement and certain other adjustments to provide relevant information necessary for an understanding of the combined company upon consummation of the transactions described herein. CH-AUTO TECH together with its subsidiaries in PRC will be the operating subsidiaries of Pubco after the consummation of the Business Combination.

Notwithstanding the legal form of the Merger, pursuant to the Merger Agreement, the Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because CH-AUTO TECH has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under all of the Minimum Redemption, the 50% Redemption and the Maximum Redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration all of the Minimum Redemption, the 50% Redemption and the Maximum Redemption scenarios:

•        The pre-combination equity holders of CH-AUTO TECH will hold the majority of voting rights in combined company;

•        The pre-combination equity holders of CH-AUTO TECH will have the right to appoint the majority of the directors on the combined company board;

•        CH-AUTO TECH senior management (executives) will be the senior management (executives) of the combined company; and

•        Operations of CH-AUTO TECH will comprise the ongoing operations of combined company.

Under the reverse recapitalization model, the Business Combination will be treated as CH-AUTO TECH issuing equity for the net assets of MCAF, with no goodwill or intangible assets recorded.

The unaudited pro forma combined financial information has been prepared using all of the Minimum Redemption, the 50% Redemption and Maximum Redemption scenarios after the Actual Redemptions of 2,432,520 and 1,810,489 MCAF’s shares on December 15, 2022 and June 22, 2023, respectively, with respect to the potential redemption of remaining MCAF common stock into cash. The public stockholder redemptions are expected to be within the parameters described by the three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results.

The unaudited pro forma combined financial information does not reflect the income tax effects of the transaction accounting adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given CH-AUTO TECH incurred losses during the historical period presented.

Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2022

The transaction accounting adjustments included in the unaudited pro forma combined balance sheet as of December 31, 2022 are as follows:

(1)    Reflects the actual redemption of 1,810,489 MCAF’s shares in connection with the special meeting of MCAF’s stockholders held on June 22, 2023.

(2)     Reflects a promissory note of $0.35 million issued by MCAF to CH-AUTO TECH on March 29, 2023. The proceeds of the promissory note will be used by MCAF for the extension fee to extend the time for MCAF to complete the Business Combination for a period of 3 months from April 2, 2023 to January 2, 2024.

         For CH-AUTO TECH, the transaction adjustment reflects the payment of extension fee to MCAF through the promissory note issued by MCAF and collection of such extension fee from MCAF upon the consummation of the Business Combination, therefore, the net pro forma adjustment impact is zero.

         For MCAF, the transaction adjustment reflects the receipt of extension fee into MCAF’s Trust Account through the promissory note issued by MCAF and repayment of such extension fee to CH-AUTO TECH from cash account upon the consummation of the Business Combination, therefore, the net proforma adjustment impact is an increase of $0.35 million in the Trust Account and a decrease of $0.35 million in cash account. Further, the total balance in the Trust Account will be transferred to cash account upon the consummation of the Business Combination in below Transaction Adjustment 2.

(3)     Reflects the reclassification of approximately $15.3 million (balance of $34.1 million as of December 31, 2022 plus extension fee of $0.35 million minus redemption consideration of $19.1 million) of cash and cash equivalents held in the Trust Account at the balance sheet date that becomes available to fund expenses in connection with the Business Combination or future cash needs of the Company after the subsequent of 1,810,489 MCAF’s shares in the amount of $19.1 million on June 22, 2023, and collection of extension fee of $0.35 million.

(4)    Reflects the payments of MCAF’s accrued expenses and other current liabilities of approximately $0.3 million and deferred underwriting commission of $2.0 million.

(5)    Represents preliminary estimated transaction costs already incurred and expected to be incurred and paid by MCAF and CH-AUTO TECH.

MCAF’s estimated transaction costs consisted of legal, audit and other professional fees of approximately $1.6 million and financial advisory service fee in the form of 1,250,000 Advisor Shares to BHTIC who was retained by MCAF to act as its China-based consultant to conduct due diligence on the Company in China. CH-AUTO TECH’s estimated transaction costs consisted of professional fees of approximately $3.9 million, and financial advisory service fee in the form of 2,500,000 Advisor Shares to CBC and Revere, who were retained by the Company to provide financial advisory services including analyzing the Company’s business, operations and financing plans, identifying and securing financing from financing sources, facilitating the business combination and M&A advisory services to the Company in connection with the Merger Agreement.

CH-AUTO TECH’s estimated transaction costs were capitalized and offset against the proceeds from the Business Combination and reflected as a decrease in additional paid-in capital. MCAF’s estimated transaction costs were reflected as an adjustment to accumulated deficit as of December 31, 2022. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022.

As for 3,750,000 Advisor shares to be issued in the form of Pubco’s shares, a portion of its fair value is treated as deferred offering cost which deducts the additional paid-in-capital to the extent within the offering proceeds, and the portion exceeding the offering proceeds is expensed directly.

(6)    Reflects the reclassification of MCAF Common Stock subject to possible redemption to permanent equity.

In Scenario 1, which assumes no further MCAF shareholders exercise their redemption rights, all remaining MCAF shares previously subject to redemption for cash amounting to $15.1 million would be transferred to shareholders’ equity.

In Scenario 2, which assumes the same facts as described in Items 1, 2, 3, 4 and 5 above, but also assumes the 50% number of MCAF remaining shares at 603,781 are redeemed for cash by MCAF shareholders, cash required at $6.0 million would be paid out in cash.

In Scenario 3, which assumes the same facts as described in Items 1, 2, 3, 4 and 5 above, but also assumes the maximum number of MCAF remaining shares at 1,207,563 are redeemed for cash by MCAF shareholders, cash required at $12.1 million would be paid out in cash.

(7)    Reflects the conversion of the NextG Tech Convertible Debts into the shares of CH-AUTO TECH before the Reorganization. Among the NextG Tech Convertible Debts, the convertible loan of US$3.0 million was received as of December 31, 2022, another convertible loan of US$1.5 million was received or is to be received after December 31, 2022.

(8)    Reflects under Reorganization Scenario I, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for Pubco Ordinary Shares. The remaining 28.7231% of the equity interests and voting rights in CH-AUTO TECH will be held by its existing shareholders who choose not to participate in the Reorganization as of the date of this proxy statement/prospectus. In the unaudited pro forma condensed combined financial statements are presented under Reorganization Scenario II, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 66.6667% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for Pubco Ordinary Shares. The remaining 33.3333% of the equity interests and voting rights in CH-AUTO TECH will be held by its existing shareholders who choose not to participate in the Reorganization as of the date of this proxy statement/prospectus. Pubco will need to account their shareholding in CH-AUTO TECH as of January 1, 2022 as non-controlling interest upon the consummation of Business Combination. Their election will lead to a decrease in the equity proportional to the percentage of equity interest controlled by such shareholders in CH-AUTO TECH prior to the Business Combination in the pro forma financial statements.

(9)    Reflects recapitalization of CH-AUTO TECH through issuance of Pubco Class A Ordinary Shares and eliminates MCAF historical accumulated earnings.

Note 4 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 2022

The transaction accounting adjustments included in the unaudited pro forma combined statement of operations for the year ended December 31, 2022 are as follows:

(10)  Elimination of investment income in the trust.

(11)  Reflects preliminary estimated MCAF’s transaction costs and fair value of Advisor Shares that will be expensed upon the closing of the Business Combination. These costs are reflected as if incurred on January 1, 2022, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(12)  Represents an adjustment to attribute 28.7231% and 33.3333% of net loss of CH-AUTO TECH to its existing shareholders who choose not to participate in the Reorganization for the year ended December 31, 2022 under Reorganization Scenario I and Reorganization Scenario II, respectively, that are the non-controlling interests reflected in the transaction accounting adjustment (8).

Note 5 — Loss Per Share

Net loss per share calculated for the year ended December 31, 2022 using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma combined financial information has been prepared under Reorganization Scenario I and assuming three alternative levels of redemption for the year ended December 31, 2022:

	MCAF (Historical)	PUBCO (Historical)	CH-AUTO TECH (Historical)	Minimum Redemptions	50% of Maximum Redemptions	Maximum Redemptions
For the year ended December 31, 2022
Weighted average shares outstanding, common stock subject to possible redemption	5,623,376	—	—	—	—	—
Basic and diluted net income per share, common stock subject to redemption	$0.03	$—	$—	$—	$—	$—
Weighted average shares outstanding, common stock, non-redeemable(1)(2)	1,807,500	25	900,651,792	96,785,412	96,181,631	95,577,849
Basic and diluted net loss per share, common stock, non-redeemable*	$(0.16)	$(325.80)	$(0.14)	$(1.24)	$(1.31)	$(1.36)

The unaudited pro forma combined financial information has been prepared under Reorganization Scenario II and assuming three alternative levels of redemption for the year ended December 31, 2022:

	MCAF (Historical)	PUBCO (Historical)	CH-AUTO TECH (Historical)	Minimum Redemptions	50% of Maximum Redemptions	Maximum Redemptions
For the year ended December 31, 2022
Weighted average shares outstanding, common stock subject to possible redemption	5,623,376	—	—	—	—	—
Basic and diluted net income per share, common stock subject to redemption	$0.03	$—	$—	$—	$—	$—
Weighted average shares outstanding, common stock, non-redeemable(1)(2)	1,807,500	25	900,651,792	91,022,616	90,418,835	89,815,053
Basic and diluted net loss per share, common stock, non-redeemable*	$(0.16)	$(325.80)	$(0.14)	$(1.25)	$(1.32)	$(1.37)

____________

*        There are potentially dilutive securities including 5,808,400 options of CH-AUTO TECH, which are exercisable at RMB14.01 per share. As the options are out-of-money as well as deemed anti-dilutive, they are excluded from the calculation of earnings per shares under all of scenarios.

The reconciliation table of total weighted average shares outstanding under the Reorganization Scenario I and the various redemption scenarios for the year ended December 31, 2022 is as below:

	For the year ended December 31, 2022
	Minimum redemption		50% of maximum redemption		Maximum redemption
Class A ordinary shares of Pubco:	Shares	Voting interests	Shares	Voting interests	Shares	Voting interests
Post-Combination Pubco shares issued to MCAF public shareholders(2)	1,506,991	1,506,991	903,210	903,210	299,428	299,428
Post-Combination Pubco shares issued to MCAF founders	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500
Post-Combination Pubco shares issued to MCAF private placement shareholders	231,000	231,000	231,000	231,000	231,000	231,000
Post-Combination Pubco shares issued to MCAF representatives	188,750	188,750	188,750	188,750	188,750	188,750
Post-Combination Pubco shares issued to MCAF public shareholders (converted from MCAF Public Rights)	575,000	575,000	575,000	575,000	575,000	575,000
Post-Combination Pubco shares issued to MCAF and CH-AUTO TECH’s financial advisor upon the closing of De-SPAC transaction	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000
Post-Combination Pubco shares issued to CH-AUTO TECH non-founder shareholders and option holders(1)	58,913,241	58,913,241	58,913,241	58,913,241	58,913,241	58,913,241
Class B ordinary shares of Pubco:
Post-Combination Pubco shares issued to CH-AUTO TECH founder shareholders(1)	30,182,930	452,743,946	30,182,930	452,743,946	30,182,930	452,743,946
Total	96,805,412	519,366,428	96,201,631	518,762,647	95,597,849	518,158,865

The reconciliation table of total weighted average shares outstanding under the Reorganization Scenario II and the various redemption scenarios for the year ended December 31, 2022 is as below:

	For the year ended December 31, 2022
	Minimum redemption		50% of maximum redemption		Maximum redemption
Class A ordinary shares of Pubco:	Shares	Voting interests	Shares	Voting interests	Shares	Voting interests
Post-Combination Pubco shares issued to MCAF public shareholders(2)	1,506,991	1,506,991	903,210	903,210	299,428	299,428
Post-Combination Pubco shares issued to MCAF founders	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500	1,457,500
Post-Combination Pubco shares issued to MCAF private placement shareholders	231,000	231,000	231,000	231,000	231,000	231,000
Post-Combination Pubco shares issued to MCAF representatives	188,750	188,750	188,750	188,750	188,750	188,750
Post-Combination Pubco shares issued to MCAF public shareholders (converted from MCAF Public Rights)	575,000	575,000	575,000	575,000	575,000	575,000
Post-Combination Pubco shares issued to MCAF and CH-AUTO TECH’s financial advisor upon the closing of De-SPAC transaction	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000	3,750,000
Post-Combination Pubco shares issued to CH-AUTO TECH non-founder shareholders and option holders(1)	59,483,429	59,483,429	59,483,429	59,483,429	59,483,429	59,483,429
Class B ordinary shares of Pubco:
Post-Combination Pubco shares issued to CH-AUTO TECH founder shareholders(1)	23,849,946	357,749,190	23,849,946	357,749,190	23,849,946	357,749,190
Total	91,042,616	424,941,860	90,438,835	424,338,079	89,835,053	423,734,297

____________

(1)      Reflected as of the date of this proxy statement/prospectus, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote, have agreed to exchange their stocks of the Company for 89,096,171 Pubco Ordinary Shares in the unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination, assuming Minimum Redemption, 50% Redemption and Maximum Redemption, respectively, consisting of (a) 58,913,241 Pubco Class A Ordinary Shares to the Reorganization Shareholders (other than the Founders), which include 1,515,424 Pubco Class A Ordinary Shares to be issued to CBC and its affiliate pursuant to the NextG Tech Convertible Debts, and (b) 30,182,930 Pubco Class B Ordinary Shares to be issued to the Founders, in accordance with the Equityholder Allocation Schedule, assuming no adjustment to the Company Equity Valuation as set forth in the Merger Agreement. Each Pubco Class A Ordinary Share and Pubco Class B Ordinary Share shall have a deemed price per share of US$10.00. To appropriately reflect the range of possible results of the Business Combination, another reorganization scenario representing stockholders of CH-AUTO TECH (including the DSO Stockholders) holding an aggregate of 66.6667% voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote, assuming Minimum Redemption, 50% Redemption and Maximum Redemption is also presented.

(2)      Reflects the Actual Redemptions of 2,432,520 and 1,810,489 MCAF’s shares in the amount of $24.5 million and $19.1 million in connection with the special meetings of MCAF’s stockholders held on December 15, 2022 and June 22, 2023, respectively, in the unaudited pro forma condensed combined share information of the combined company after giving effect to the Business Combination, assuming Minimum Redemption, 50% Redemption and Maximum Redemption, respectively.

MCAF MANAGEMENT

In this section, references to “we,” “our,” “us” and the “Company” refer to Mountain Crest Acquisition Corp. IV.

The following table sets forth information about our directors and executive officers as of ________, 2023.

Name	Age	Position
Suying Liu	34	Chairman, Chief Executive Officer and Chief Financial Officer
Nelson Haight	57	Director
Todd Milbourn	53	Director
Wenhua Zhang	52	Director

Dr. Suying Liu has been our Chairman, Chief Executive Officer and Chief Financial Officer since March 2021. Dr. Liu has been a director of Better Therapeutics Inc. (Nasdaq: BTTX) since it closed its business combination with Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) in October 2021. He was the Chairman and Chief Executive Officer of Mountain Crest Acquisition Corp. II from July 2020 until it closed its business combination with Better Therapeutics Inc. He was the Chairman, Chief Executive Officer, and Chief Financial Officer of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 until it closed its business combination with Etao International Co., Ltd (Nasdaq: ETAO), on February 17, 2023. He serves on the board of directors of Etao, having joined the board upon the close of the business combination He also has been serving as the Chairman, Chief Executive Officer, and Chief Financial Officer of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. Dr. Liu was a director of PLBY Group, Inc. (Nasdaq: PLBY) from the closing of its business combination with Mountain Crest Acquisition Corp (Nasdaq: MCAC) in February 2021 until August 2021. He was the Chairman and Chief Executive Officer of Mountain Crest Acquisition Corp from November 2019 until it closed its business combination with PLBY Group, Inc. He served as the Head of Corporate Strategy of Hudson Capital Inc. (Nasdaq: HUSN) between May 2020 and September 2020, where he led the company’s strategic development for both general operations and specific growth areas. Between November 2018 and April 2020, Dr. Liu served as the Chief Strategist of Mansion Capital LLC, a privately-held real estate investment firm with brokerage and property management operations serving clients from both North America and Asia for their investments in the U.S. real estate market. Prior to joining Mansion Capital, Dr. Liu was an investment strategist at J.P. Morgan Chase & Co. from July 2015 to October 2018, providing investment strategies to major Wall Street institutions spanning private equity, hedge funds and insurance companies, with a primary focus in commercial mortgages. Dr. Liu began his career in academia, teaching a variety of degree programs from bachelor’s to executive education at Washington University Olin Business School between January 2013 and May 2015 while completing his doctoral studies, for which he received a PhD in finance in May 2015. Dr. Liu obtained a master’s in finance in December 2012 and his BA in economics and mathematics summa cum laude in May 2010 from Washington University in St. Louis.

Mr. Nelson Haight has been a member of our board of directors since March 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 until its business combination with Etao International Co., Ltd. He also has been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. A veteran in the oil and gas industry with over 30 years of professional experience, Mr. Haight has served as Executive Vice President — Chief Financial Officer of Team Inc. (NYSE: TISI) since June 2022. Prior to this position, Mr. Haight served as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc. (OTC: KEGX) between June 2020 and June 2022. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Epic Companies filed for bankruptcy in August 2019. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc., an exploration and production company founded in 1993 and focused on the application of modern drilling and completion techniques to oil/liquids- prone resources in previously discovered yet underdeveloped hydrocarbon trends. In 2015, Mr. Haight led the team that raised $625 million in new capital for Midstates Petroleum. Midstates Petroleum filed for Chapter 11 bankruptcy in April 2016, and Mr. Haight was instrumental in its successful reorganization and emergence from bankruptcy in October 2016. Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and is a Certified Public Accountant and member of the American Institute of Certified Public Accountants.

Dr. Todd Milbourn has been a member of our board of directors since March 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 through to its business combination with Etao International Co., Ltd. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. Dr. Milbourn is the Vice Dean and Hubert C. and Dorothy R. Moog Professor of Finance at Washington University Olin Business School, where he has researched and built academic programs in the areas of corporate finance, executive compensation and credit ratings since June 2000. With expertise on valuation, corporate finance, corporate governance, executive compensation and corporate risk- taking, Dr. Milbourn has been retained as an expert by private firms as well as the U.S. Department of Justice in cases related to fair rates of return, breach of contract damages and executive compensation programs, among others. Dr. Milbourn is also the Director and Chair of the Audit Committee of the Xanthus Fund at Oppenheimer. Dr. Milbourn obtained his PhD in finance from Indiana University Kelly School of Business in December 1995 and BA in economics and mathematics from Augustana College in May 1991.

Mr. Wenhua Zhang has been a member of our board of directors since March 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 until its business combination with Etao International Co., Ltd. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. Mr. Zhang has been a Partner at Azia Capital Fund LP, a private investment firm, since October 2014. Mr. Zhang began his career in the financial industry as the Vice President of Equity Research in the technology, media and telecom sector with T. Rowe Price from August 2001 to May 2008, and later joined Bain Capital as Director of the Brookside Fund, a long short equity investments fund, between July 2008 and December 2010. From February 2011 to August 2012, Mr. Zhang was Senior Vice President and Portfolio Manager at Harvard Management Company, a wholly owned subsidiary of Harvard University charged with managing the university’s endowment assets, and then as Partner and Portfolio Manager at Newport Asia LLC between October 2012 and October 2014, investing in Asia’s high- growth companies on behalf of clients from institutions, endowments, and family offices. Mr. Zhang received an MBA with dual majors in finance and technology innovation from the Wharton School at the University of Pennsylvania in May 2001.

Number and Terms of Office of Officers and Directors

Our board of directors has four members, three of whom are deemed “independent” under SEC and Nasdaq rules. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Dr. Todd Milbourn and Wenhua Zhang, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Nelson Haight, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Dr. Suying Liu, will expire at our third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our directors may consist of a chairman of the board, and that our officer may consist of chief executive officer, president, chief financial officer, executive vice president(s), vice president(s), secretary, treasurer and such other officers as may be determined by the board of directors.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. Until the completion of our initial business combination with a target business, we are paying to Mountain Crest Holdings IV LLC, a fee of $10,000 per month for providing us with office space and certain office and secretarial services. Other than the $10,000 per month administrative fee, no compensation or fees of any kind, including finder’s fees, consulting fees and other similar fees, will be paid to our insiders or any of the members of our management team, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Director Independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Stock Market we have at least three independent directors and that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors had determined that Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang are “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors.

Audit Committee

Our audit committee of the board of directors consists of Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang, each of whom is an independent director. Dr. Todd Milbourn serves as chairman of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Dr. Todd Milbourn qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

Our compensation committee of the board of directors consists of Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang, each of whom is an independent director. Wenhua Zhang serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing and approving the compensation of all of our other executive officers;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or NASDAQ rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang will participate in the consideration and recommendation of director nominees. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

We may not have a compensation committee in place prior to the completion of our initial business combination. Any executive compensation matters that arise prior to the time we have a compensation committee in place will be determined by our independent directors. None of our directors who currently serve as members of our compensation committee is, or has at any time in the past been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any other entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest:

•        None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. For example, all of our directors and officers currently serve in management positions for Mountain Crest Acquisition Corp. V (Nasdaq: MCAG), all of which are special purpose acquisition companies incorporated in Delaware. Our directors and officers may continue to involve in the formation of other special purpose acquisition companies in the future. Thus, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•        Unless we consummate our initial business combination, our officers, directors and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account.

•        The insider shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their insider shares or private units. Furthermore, SPAChub Global LLC has agreed that the private units will not be sold or transferred by it until after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect our initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. The MCAF Board did not believe that this had any impact on its decision with respect to the Business Combination. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) 12 months from the date of the Prospectus (or up to 18 months if we have extended the period of time to complete a business combination as described in the Prospectus). This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.

The following table summarizes the current material pre-existing fiduciary or contractual obligations of our officers and directors:

Name of Individual	Name of Affiliated Company	Entity’s Business	Affiliation
Suying Liu	Better Therapeutics Inc.	Healthcare	Director
	Mountain Crest Acquisition Corp. V	Special purpose acquisition company	Chairman, Chief Executive Officer, and Chief Financial Officer

Nelson Haight	Key Energy Services, Inc.	Energy	Senior Vice President, Chief Financial Officer and Treasurer
	Mountain Crest Acquisition Corp. V	Special purpose acquisition company	Director

Name of Individual	Name of Affiliated Company	Entity’s Business	Affiliation
Todd Milbourn	Washington University Olin Business School	Higher Education	Vice Dean and Professor
	Mountain Crest Acquisition Corp. V	Special purpose acquisition company	Director

Wenhua Zhang	Azia Capital LP	Finance	Partner
	Mountain Crest Acquisition Corp. V	Special purpose acquisition company	Director

Our insiders, including our officers and directors, have agreed to vote any shares of common stock held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their insider shares and private shares if we are unable to complete our initial business combination within the required time frame. If they purchase shares of common stock in our initial public offering or in the open market, however, they would be entitled to receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to convert such shares in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or other insiders, unless we have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). In no event will our insiders or any of the members of our management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Notwithstanding the foregoing, as set forth in our certificate of incorporation, such indemnification will not extend to any claims our insiders may make to us to cover any loss that they may sustain as a result of their agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us.

Our bylaws also permits us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our shares of Common Stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

References in this section to “we,” “our,” “us,” “Pubco,” and the “Company” generally refer to CH AUTO Inc. and its consolidated subsidiaries, prior to the merger and its consolidated subsidiaries after giving effect to the merger.

Management and Board of Directors

The following persons are expected to serve as Pubco’s executive officers and directors immediately after the consummation of the Business Combination. The biographical information concerning the executive officers and directors has been set forth as below as of the date of this proxy statement/prospectus.

Name	Age	Position
Qun Lu	54	Chairman, Chief Executive Officer and Chief Financial Officer
Kejian Wang*	59	Chief Operating Officer, Chief Technology Officer and Director
Chenhui Feng*	57	Director
Suying Liu*	34	Independent Director
Aidong Lou*	56	Independent Director
Honggang Xu**	48	Financial Controller Nominee

____________

*        Each of Mr. Kejian Wang, Mr. Chenhui Feng, Mr. Suying Liu and Ms. Aidong Lou has accepted the appointment to be a director or independent director of Pubco, as applicable, effective immediately after the consummation of the Business Combination.

**      Mr. Honggang Xu has accepted the appointment to be the financial controller of Pubco, effective immediately after the consummation of the Business Combination.

Executive Officers and Directors

Mr. Qun Lu is the Chief Executive Officer, Chief Financial Officer, and the chairman of the board of directors of Pubco. He is the co-founder of the Company and has served as a member of the board of the Company since July 2012. In July 2012, Mr. Lu co-founded the Company. In August 2003, Mr. Lu co-founded Beijing Changcheng Huaguan Automotive Technology Development Co., Ltd. (“Beijing Changcheng Huaguan”), a provider of automobile design services. Prior to founding Beijing Changcheng Huaguan, Mr. Lu worked at Beijing Jeep Corporation, a joint venture of Daimler/Chrysler and Beijing Automotive from 1990 to 2003, where he served as the product engineering manager from 2000 to 2003, the product planning department chief from 1996 to 2000, a vehicle and project engineer from 1991 to 1996, and an engine-test engineer from 1990 to 1991. During his employment with Beijing Jeep Corporation, Mr. Lu led and participated in the light off-road vehicle (ORV) project Challenger, which was an early domestically designed and manufactured light ORV. Mr. Lu has accumulated more than 30 years of technical and management experience in the automotive industry and under his leadership, the Company was able to build its reputation as a professional automotive design service provider in China and established its own EV brand, Qiantu. Mr. Lu received a bachelor’s degree in Automotive Engineering from Tsinghua University and a master’s degree in business administration from Peking University and Fordham University, respectively.

We believe that Mr. Lu possesses specific attributes that qualify him to serve on our board of directors, including the perspective and experience he brings as our Chief Executive Officer, one of our founders, which brings operational expertise and continuity to our board of directors.

Mr. Kejian Wang will serve as a director of Pubco upon consummation of the Business Combination and is the Chief Operating Officer and Chief Technology Officer of Pubco. He is the co-founder of the Company and has served as a member of the board of the Company since August 2014 and the Company’s President since July 2012. In July 2012, Mr. Wang co-founded the Company and served as the president in charge of engineering, sales and marketing. In August 2003, Mr. Wang co-founded Beijing Changcheng Huaguan and served as the executive vice-president in charge of sales and marketing. Prior to founding Beijing Changcheng Huaguan, Mr. Wang worked at Beijing Jeep Corporation from 1984 to 2003, where he served as the vice-president of sales and marketing from December 2001 to August 2003, the director of new products project for brands such as Chrysler, Mitsubishi and Mercedes from July 2000 to December 2001, the head of engineering from July 1995 to July 2000, and the manager of Jeep Cherokee program from October 1990 to July 1995. With more than 30 years of experience in engineering, sales and marketing in the automotive industry, Mr. Wang has made indispensable contribution to the Company in its establishment of HG11 (K50) sports car platform, HG10 (K20) light weight car platform and HG15 (MPV) platform, and the online membership sales & marketing system. Mr. Wang received a bachelor’s degree in Engineering from Jilin University.

Mr. Chenhui Feng will serve as a director of Pubco upon consummation of the Business Combination. Mr. Feng served as a software engineer at Beijing Xinghe Communications from August 1992 to June 1994. Mr. Feng then served as the manager of system software and verification department at Stream Machine Co. from July 1997 to July 2001, as chief engineer at Broadcom Co. from August 2001 to September 2005, as director of video technology at Magnum Semiconductor Co. from October 2005 to March 2006. Mr. Feng was the chief technology officer at Maxscend Shanghai from April 2006 to July 2012 and has served as a director of Maxscend Shanghai since July 2006.

Mr. Honggang Xu will serve as the financial controller of Pubco upon consummation of the Busines Combination. Mr. Xu has served as the Company’s financial controller since September 2022. Prior to joining the Company, Mr. Xu served as the chief financial officer of Hanjiao Group, Inc. (OTC: HJGP) from 2020 to 2022, where he oversaw the group’s overall financial planning and internal control over financial reporting. From 2018 to 2022, Mr. Xu was the financial controller at Beijing Dingshang Wealth Asset Management Co., Ltd. Mr. Xu was the chief financial officer at Beijing New Match Point Sports Investment, a company listed on the National Equities Exchange and Quotations of China, from 2016 to 2018. He was the financial controller of Shang Long Group from 2008 to 2016. Prior to that, he was the senior financial analyst at Beijing CSC Computer Science Co., Ltd. from 2005 to 2008. He was the supervisor of the financial front-desk at Lenovo Beijing from 2000 to 2001. He was the financial controller at North China Electric Power Group Beijing Thermal Power Sanzhong New Construction Materials Co. from 1997 to 2000. Mr. Xu received his bachelor’s degree in accounting from Changsha University of Science and Technology in 1997.

Independent Directors

Dr. Suying Liu will serve as an independent director of Pubco upon consummation of the Business Combination and has been MCAF’s Chairman, Chief Executive Officer and Chief Financial Officer since March 2021. Dr. Liu has been a director of Better Therapeutics Inc. (Nasdaq: BTTX) since it closed its business combination with Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) in October 2021. He was the Chairman and Chief Executive Officer of Mountain Crest Acquisition Corp. II from July 2020 until it closed its business combination with Better Therapeutics Inc. He served as the Chairman, Chief Executive Officer, and Chief Financial Officer of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 until its business combination with Etao International Co., Ltd on February 17, 2023. He also has been serving as the Chairman, Chief Executive Officer, and Chief Financial Officer of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. Dr. Liu was a director of PLBY Group, Inc. (Nasdaq: PLBY) from the closing of its business combination with Mountain Crest Acquisition Corp (Nasdaq: MCAC) in February 2021 until August 2021. He was the Chairman and Chief Executive Officer of Mountain Crest Acquisition Corp from November 2019 until it closed its business combination with PLBY Group, Inc. He served as the Head of Corporate Strategy of Hudson Capital Inc. (Nasdaq: HUSN) between May 2020 and September 2020, where he led the company’s strategic development for both general operations and specific growth areas. Between November 2018 and April 2020, Dr. Liu served as the Chief Strategist of Mansion Capital LLC, a privately-held real estate investment firm with brokerage and property management operations serving clients from both North America and Asia for their investments in the U.S. real estate market. Prior to joining Mansion Capital, Dr. Liu was an investment strategist at J.P. Morgan Chase & Co. from July 2015 to October 2018, providing investment strategies to major Wall Street institutions spanning private equity, hedge funds and insurance companies, with a primary focus in commercial mortgages. Dr. Liu began his career in academia, teaching a variety of degree programs from bachelor’s to executive education at Washington University Olin Business School between January 2013 and May 2015 while completing his doctoral studies, for which he received a PhD in finance in May 2015. Dr. Liu obtained a master’s in finance in December 2012 and his BA in economics and mathematics summa cum laude in May 2010 from Washington University in St. Louis.

Ms. Aidong Lou will serve as an independent director of Pubco upon consummation of the Business Combination. Ms. Lou is currently in charge of internal control for securities law practices at Kangda Law Firm. Ms. Lou specializes in law practices with expertise in companies law and securities law and has represented issuers and underwriters for over 70 public offerings and provided legal services for more than 30 follow-on offerings and more than 20 mergers and acquisitions of listed companies. Ms. Lou served as a full-time member for the main board and SME board of the 10th and 11th Issuance Appraisal Committee of the CSRC. Ms. Lou received her LLB in public international law from Peking University in 1989.

Compensation of Directors and Executive Officers

Pubco was incorporated on January 25, 2022, and did not incur any expenses for compensation of directors and executive officers in 2021 and 2022. In 2021 and 2022, the aggregate cash compensation paid by CH-Auto Tech to directors and executive officers was approximately RMB6.1 million and RMB5.7 million, respectively, of which RMB4.3 million and RMB3.2 million have been paid, respectively, as of the date of this proxy statement/prospectus. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of CH-Auto Tech’s directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. CH-Auto Tech pays or sets aside amounts for pension, retirement or other benefits for its directors and officers, pursuant to a PRC government-mandated multi-employer defined contribution plan.

Board Composition

The primary responsibilities of the Board will be to provide oversight, strategic guidance, counseling and directions to the Company’s management. We intend to have nine directors upon the consummation of the Business Combination, including two executive directors, one non-executive director and two independent non-executive directors. Mr. Qun Lu will serve as Chairman of the Board. The Board will meet on a regular basis and additionally as required.

Pursuant to our Second Amended Articles, we may by an ordinary resolution appoint any person to be a director, and the board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. A director may be removed from office by an ordinary resolution, notwithstanding anything in our Second Amended Articles or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the board created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. The office of director shall be vacated if, among other things, the director (1) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Director Independence

The Board has determined that each member of Mr. Suying Liu and Ms. Aidong Lou will qualify as independent, as defined under the listing rules of Nasdaq. In addition, we will be subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee, as discussed below.

Board Oversight of Risk

One of the core functions of the Board is to be informed to oversee our risk management process. We do not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight.

Committees of the Board of Directors

Upon the consummation of the business combination, the Board will establish an audit committee, a compensation committee, and a nominating and corporate governance committee. The Board will adopt a charter for each of the committees, which will comply with the applicable requirements of current Nasdaq rules. The charter of each committee will be available on Pubco’s website.

Audit Committee

Upon the effectiveness of the consummation of business combination, Pubco will establish an audit committee of the board of directors. Mr. Suying Liu and Ms. Aidong Lou will serve as members of the audit committee. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by the Board after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

Mr. Suying Liu will serve as chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and our board of directors has determined that Mr. Suying Liu qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee will be to assist our board of directors in overseeing and monitoring:

•        the quality and integrity of our financial statements,

•        internal control over financial reporting and disclosure controls and procedures,

•        our compliance with legal and regulatory requirements,

•        our independent registered public accounting firm’s qualifications and independence,

•        the performance of our internal audit function, and

•        the performance of our independent registered public accounting firm.

Compensation Committee

Upon the effectiveness of the consummation of Business Combination, Pubco will establish a compensation committee of the board of directors. Mr. Kejian Wang, Mr. Suying Liu and Ms. Aidong Lou will serve as members of our compensation committee. Mr. Kejian Wang will serve as chair of the compensation committee.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to:

•        reviewing and approving our compensation program and compensation of our executive officers and directors,

•        monitoring our incentive and equity-based compensation plans,

•        preparing the compensation committee report under the rules and regulations of the SEC,

•        reviewing and evaluating on an annual basis the performance of the compensation committee, and

•        recommending such changes as deemed necessary with the Board.

The composition and function of compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq’s listing rules, and so will to future requirements to the extent they become applicable to Pubco.

Nominating and Corporate Governance Committee

Upon the effectiveness of the consummation of Business Combination, Pubco will establish a nominating and corporate governance committee of the board of directors. Mr. Qun Lu, Mr. Kejian Wang and Mr. Suying Liu will serve on our nominating and corporate governance committee. Mr. Qun Lu will serve as chairman of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee will be to assist the board in:

•        screening and recommending individuals to be elected by the Board to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board. The Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board candidates are chosen,

•        identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors,

•        reviewing the qualifications of incumbent directors to determine whether to recommend them for re-election and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders,

•        identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee,

•        reviewing and recommending to the board of directors corporate governance principles applicable to us,

•        overseeing the evaluation of the board of directors and management, and

•        handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Director Nominations

Our nominating and corporate governance committee will screen and recommend to the board of director candidates for nomination for election at the annual meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our Second Amended Articles (as amended from time to time).

In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board.

Code of Business Conduct

We will adopt a new code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees. It will be available on our website upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of our board committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including board membership criteria and director qualifications, director independence, director responsibilities, roles of the Chair of the Board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

BENEFICIAL OWNERSHIP OF SECURITIES

Beneficial Ownership of MCAF

The following table sets forth information regarding the beneficial ownership of MCAF Common Stock as of December 21, 2022, by:

•        each person known by MCAF to be the beneficial owner of 5% or more of MCAF Common Stock;

•        each of MCAF’s current officers and directors; and

•        all of MCAF’s current officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of MCAF in the table below is calculated based on 3,314,491 shares of MCAF Common Stock outstanding at _________, 2023.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Mountain Crest Holdings IV LLC(2)	1,641,500	50%
Suying Liu(3)	1,641,500	5%
Nelson Haight	2,000	*
Todd T. Milbourn	2,000	*
Wenhua Zhang	2,000	*
All directors and executive officers as a group (4 individuals)	1,647,500	50%
Barclays PLC(4)	436,848	13.2%
Hudson Bay Capital Management LP(5)	682,952	20.6%
Linden Capital L.P.(6)	481,724	14.5%
Karpus Investment Management(7)	433,871	13.1%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Mountain Crest Acquisition Corp. IV, 311 West 43rd Street, 12th Floor, New York, New York 10036.

(2)      Dr. Suying Liu has voting and dispositive power over the shares owned by Mountain Crest Holdings IV LLC.

(3)      Consists of shares owned Mountain Crest Holdings IV LLC, over which Dr. Suying Liu has voting and dispositive power.

(4)      Based on information provided in an amended Schedule 13G filed on February 8, 2022. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Bank PLC. Barclays Bank PLC is a non-US banking institution registered with the Financial Conduct Authority authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Capital Inc., a Connecticut business entity, owns 245,000 shares of the Company Common Stock. The address of the principal office of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal office of Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

(5)      Based on information provided in a Schedule 13G filed on January 10, 2023. Hudson Bay Capital Management LP serves as the investment manager to HB Strategies LLC and Hudson Bay SPAC Master Fund LP, in whose name the securities are held. As such, Hudson Bay Capital Management LP may be deemed to be the beneficial owner of all securities aforementioned held by HB Strategies LLC and Hudson Bay SPAC Master Fund LP. Sander Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Hudson Bay Capital Management LP. Mr. Gerber disclaims beneficial ownership of these securities. The address of the principal office of Hudson Bay Capital Management LP and Sander Gerber is 28 Havemeyer Place, 2nd Floor, Greenwich, Connecticut 06830.

(6)      Based on information provided in an amended Schedule 13G filed on January 30, 2023. Each of Linden Advisors LP and Mr. Siu Min Wong may be deemed the beneficial owner of 511,333 shares of the Company Common Stock. This amount consists of 481,724 shares of the Company Common Stock held by Linden Capital L.P. and 29,609 Shares held by separately managed accounts. As of December 31, 2022, each of Linden GP LLC and Linden Capital L.P. may be deemed the beneficial owner of the 481,724 Shares held by Linden Capital. The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(7)      Based on information provided in an amended Schedule 13G filed on January 10, 2023. Karpus Management, Inc. (“Karpus”), d/b/a Karpus Investment Management, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The Company’s shares of Common Stock are owned directly by the accounts managed by Karpus. The address of the principal office of Karpus is 183 Sully’s Trail, Pittsford, New York 14534.

Beneficial Ownership of the Company

The following table sets forth information regarding the beneficial ownership of the shares of the Company Common Stock as of the date of this proxy statement/prospectus by:

•        each person known by the Company to be the beneficial owner of 5% or more of the Company Common Stock;

•        each of the Company’s current officers and directors; and

•        all of the Company’s current officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Company Common Stock (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of the Company in the table below is calculated based on 978,917,397 shares of the Company Common Stock outstanding as of the date of this proxy statement/prospectus.

Unless otherwise noted, the business address of each of the following beneficial owners is 6F, Building C, Shunke Building, Shunyi District, Beijing 101200, China.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Company Common Stock
The Company 5% or Greater Shareholders:
Nanjing Local Government Authorities(1)	186,574,000	19.06%
Qun Lu	112,979,503	11.54%
Chenhui Feng	111,600,000	11.40%
Nanjing Xingzhi Technology Industry Development Co., Ltd.(2)	130,254,000	13.31%
Kejian Wang(3)	67,444,599	6.89%
Nanjing Xingang Huaqing New Energy Vehicle Industry Investment Partnership (Limited Partnership)(4)	56,320,000	5.75%
Junjie Mi(5)	49,826,370	5.09%
The Company Current Officers and Directors:
Qun Lu	112,979,503	11.54%
Chenhui Feng	111,600,000	11.40%
Kejian Wang	67,444,599	6.89%
Hua Yao(6)	12,181,454	1.24%
Baihui Sun(7)	9,249,694	0.94%
Aidong Lou	—	—
Yan’an Zuo	—	—
Xin Zhang(8)	—	—
All officers and directors as a group (8 persons)	313,455,250	32.02%

____________

(1)      Consists of shares owned by Nanjing Xingzhi Technology Industry Development Co., Ltd. and Nanjing Xingang Huaqing New Energy Vehicle Industry Investment Partnership (Limited Partnership), over which Nanjing local government authorities have voting and dispositive power.

(2)      Nanjing local government authorities have voting and dispositive power over the shares owned by Nanjing Xingzhi Technology Industry Development Co., Ltd.

(3)      Consists of 1,400,000 shares owned by Junjie Mi, over which Kejian Wang has voting and dispositive power, and 66,044,599 shares owned directly by Kejian Wang.

(4)      Nanjing local government authorities have voting and dispositive power over the shares owned by Nanjing Xingang Huaqing New Energy Vehicle Industry Investment Partnership (Limited Partnership).

(5)      Represents shares held by Junjie Mi on behalf of certain employees of the Company. Junjie Mi was entrusted with voting power with respect to such shares, subject to specific instructions may be given by the beneficial owners. Junjie Mi disclaims beneficial ownership of the shares described herein except to the extent of his or its pecuniary interest therein, if any.

(6)      Consists of 200,000 shares owned by Junjie Mi, over which Hua Yao has voting and dispositive power, and 11,981,454 shares owned directly by Hua Yao.

(7)      Consists of 40,000 shares owned by Junjie Mi, over which Baihui Sun has voting and dispositive power, and 9,209,694 shares owned directly by Baihui Sun.

(8)      Xin Zhang is designated by certain shareholders controlled by Nanjing local government authorities and will no longer server on Pubco’s board of directors following the consummation of the Business Combination.

As of the date of this proxy statement/prospectus, stockholders of the Company (including the Entrusting Stockholders) holding an aggregate of 71.2769% voting rights of all the outstanding shares of the Company entitled to vote as of immediately prior to the Reorganization on a fully-diluted basis, have agreed to exchange their stocks of the Company for 89,096,171 Pubco Ordinary Shares, accounting for 92.0% of the then issued Pubco Ordinary Shares and 98.5% of the total voting power of Pubco following the Business Combination, assuming Minimum Redemption (as defined below) scenario.

For details of the Reorganization and the conditions prior to the closing of the Merger, see “Proposal One — The Business Combination Proposal — The Merger Agreement — Conduct Prior to Closing; Covenants Pending Closing.”

Beneficial Ownership of Pubco

The following table sets forth information regarding the beneficial ownership of Pubco Class A Ordinary Shares immediately following the consummation of the Business Combination by:

•        each person known by Pubco who will be the beneficial owner of more than 5% of the outstanding Pubco Class A Ordinary Shares immediately following the consummation of the Business Combination;

•        each person who will become an executive officer or a director of Pubco upon consummation of the Business Combination; and

•        all of the executive officers and directors of Pubco as a group upon consummation of the Business Combination.

Except as otherwise noted herein, the number and percentage of Pubco Class A Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Pubco Class A Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Pubco Class A Ordinary Shares which the holder has the right to acquire within 60 days of through the exercise of any option or any other right.

The expected beneficial ownership of shares of Pubco Class A Ordinary Shares post-Business Combination assumes two scenarios:

•        Scenario 1 — Assuming Minimum Redemptions:    The expected beneficial ownership of Pubco Ordinary Shares immediately following consummation of the Business Combination, assuming the Minimum Redemption scenario, after taking effect of the 3,750,000 Pubco Class A Ordinary Shares to be issued to Financial Advisors upon the closing of the Business Combination, has been determined based on the following: (1) none of the investors set forth in the table below has purchased or purchases shares of Pubco Class A Ordinary Shares (post-Business Combination), and (2) there will be an aggregate of 96,805,412 Pubco Ordinary Shares issued and outstanding, at the time of the consummation of the Business Combination, including (1) 66,622,482 Pubco Class A Ordinary Shares and (2) 30,182,930 Pubco Class B Ordinary Shares.

•        Scenario 2 — Assuming Maximum Redemptions:    The expected beneficial ownership of Pubco Ordinary Shares immediately following consummation of the Business Combination assuming the Maximum Redemptions, after taking effect of the 3,750,000 Pubco Class A Ordinary Shares to be issued to the Financial Advisors upon the closing of the Business Combination, has been determined based on the following: (1) none of the investors set forth in the table below has purchased or purchases shares of Pubco Class A Ordinary Shares (post-Business Combination), and (2) there will be an aggregate of 95,597,849 Pubco Ordinary Shares issued and outstanding at the time of the consummation of the Business Combination, including (1) 66,414,919 Pubco Class A Ordinary Shares and (2) 30,182,930 Pubco Class B Ordinary Shares.

Unless otherwise noted, the business address of each of the following beneficial owners is 6F, Building C, Shunke Building, Shunyi District, Beijing 101200, China.

	As of the date of this proxy statement/prospectus(1)					Post- Business Combination (Assuming Minimum Redemption)				Post- Business Combination (Assuming Maximum Redemption)
Name of Beneficial Owner	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares		Percentage of Total Ordinary Shares	Percentage of Voting Power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Voting Power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Voting Power
All 5% or Greater Shareholders
CH Auto 1 Investment Co., Ltd.(2)	—	12		48.0%	48.0%	—	—	—	—	—	—	—	—
CH Auto 2 Investment Co., Ltd.(3)	—	7		28.0%	28.0%	—	—	—	—	—	—	—	—
CH Auto 3 Investment Co., Ltd.(4)	—	3		12.0%	12.0%	—	—	—	—	—	—	—	—
Qun Lu(5)	—	12		48.0%	48.0%	—	14,426,588	14.9%	73.9%	—	14,426,588	15.1%	74.1%
Kejian Wang(6)	—	7		28.0%	28.0%	178,769	8,433,372	8.9%	—	178,769	8,433,372	9.0%	—
Chenhui Feng	—	—		—	—	14,250,436	—	14.7%	2.7%	14,250,436	—	14.9%	2.8%
Lixin Wang(7)	—	—		—	—	6,178,897	—	6.4%	1.2%	6,178,897	—	6.5%	1.2%
Junjie Mi(8)	—	—		—	—	6,362,433	—	6.6%	1.2%	6,362,433	—	6.7%	1.2%
Kehe Diao(9)	—	—		—	—	5,517,949	—	5.7%	1.1%	5,517,949	—	5.8%	1.1%
Beijing Jiacheng Changguan Enterprise Management Center (Limited Partnership)(10)	—	—		—	—	5,307,496	—	5.5%	1.0%	5,307,496	—	5.6%	1.0%

Directors and Executive Officers Post-Business Combination
Qun Lu(5)	—	12	(2)	48.0%	48.0%	—	14,426,588	14.9%	73.9%	—	14,426,588	15.1%	74.1%
Kejian Wang(6)	—	7	(3)	28.0%	28.0%	178,769	8,433,372	8.9%	—	178,769	8,433,372	9.0%	—
Chenhui Feng	—	—		—	—	14,250,436	—	14.7%	2.7%	14,250,436	—	14.9%	2.8%
Suying Liu(11)	—	—		—	—	1,641,500	—	1.7%	0.3%	1,641,500	—	1.7%	0.3%
Aidong Lou	—	—		—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group	—	19		76.0%	76.0%	16,070,705	22,859,960	40.2%	76.9%	16,070,705	22,859,960	40.7%	77.1%

____________

(1)        The calculations are based on the fact that there are 25 Pubco Ordinary Shares outstanding as of the date of this proxy statement/prospectus, all being Pubco Class B Ordinary Shares.

(2)        CH Auto 1 Investment Co., Ltd. is a company incorporated under the laws of the British Virgin Islands. The registered address of CH Auto 1 Investment Co., Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands. Mr. Qun Lu has voting and dispositive power over the shares owned by CH Auto 1 Investment Co., Ltd.

(3)        CH Auto 2 Investment Co., Ltd., is a company incorporated under the laws of the British Virgin Islands. The registered address of CH Auto 2 Investment Co., Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands. Mr. Kejian Wang has voting and dispositive power over the shares owned by CH Auto 2 Investment Co., Ltd.

(4)        CH Auto 3 Investment Co., Ltd., is a company incorporated under the laws of the British Virgin Islands. The registered address of CH Auto 3 Investment Co., Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands. Mr. Yanmin Wu has voting and dispositive power over the shares owned by CH Auto 3 Investment Co., Ltd.

(5)        Represents the Pubco Class B Ordinary Shares to be issued to Mr. Qun Lu. When calculating the aggregate percentage of voting power of Mr. Qun Lu, the number of Class B Ordinary Shares to be issued to Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun are also included, as Mr. Qun Lu, Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun intend to enter into certain acting-in-concert agreement, pursuant to which each of Mr. Kejian Wang, Ms. Hua Yao and Mr. Baihui Sun agrees to exercise its voting power as a shareholder of Pubco at the direction of Mr. Qun Lu.

(6)        Represents (a) 178,769 Pubco Class A Ordinary Shares to be issued to Mr. Junjie Mi, over which Kejian Wang has voting and dispositive power, and (b) the Pubco Class B Ordinary Shares to be issued to Mr. Kejian Wang. See footnote (5).

(7)        Represents the Pubco Class A Ordinary Shares to be held by Mr. Lixin Wang on behalf of certain employees of the Company. Mr. Lixin Wang was entrusted with voting power with respect to such shares, subject to specific instructions may bbe given by the beneficial owners. Mr. Lixin Wang disclaims beneficial ownership of the shares described herein except to the extent of his or its pecuniary interest therein, if any.

(8)        Represents the Pubco Class A Ordinary Shares to be held by Mr. Junjie Mi on behalf of certain employees of the Company. Mr. Junjie Mi was entrusted with voting power with respect to such shares, subject to specific instructions may be given by the beneficial owners. Mr. Junjie Mi disclaims beneficial ownership of the shares described herein except to the extent of his or its pecuniary interest therein, if any.

(9)        Represents the Pubco Class A Ordinary Shares to be held by Mr. Kehe Diao on behalf of certain employees of the Company. Mr. Kehe Diao was entrusted with voting power with respect to such shares, subject to specific instructions may be given by the beneficial owners. Mr. Kehe Diao disclaims beneficial ownership of the shares described herein except to the extent of his or its pecuniary interest therein, if any.

(10)      Represents the Pubco Class A Ordinary Shares to be held by Beijing Jiacheng Changguan Enterprise Management Center (Limited Partnership) (“Beijing Jiacheng”). The registered address of Beijing Jiacheng is Room 931, F/1, Building 1, Yard 2, Yongcheng North Rd., Haidian District, Beijing, China. The general partner of Beijing Jiacheng is Hainan Jiacheng Chuangye Investment Co., Ltd., wholly owned by Beijing Shengjing Jiacheng Investment Management Co., Ltd., the legal representative of which is Mr. Zhiqiang Peng.

(11)      Represents Pubco Class A Ordinary Shares to be issued to Mountain Crest Holdings IV LLC in connection with the Business Combination. Dr. Suying Liu has voting and dispositive power over the Pubco Ordinary Shares to be received by Mountain Crest Holdings IV LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Party Transactions — Pubco

From January 25, 2022 (inception) to June 30, 2022, the Company and its subsidiary, Qiantu Automobile (Suzhou) Co., Ltd. (“Suzhou Qiantu”), made several payments on behalf of Pubco. These payments were non-interest bearing and had no due date. The Company paid offering costs of US$20,000 and Suzhou Qiantu paid foundation fees of US$8,145 for Pubco as of December 31, 2022.

Agreements with Executive Officers and Directors

Indemnification Agreements

Pubco expects to enter into indemnification agreements with each of its directors and executive officers. Such indemnification agreements and the Second Amended Articles of Pubco, as will be in effect following the Business Combination, will require Pubco to indemnify its directors and executive officers to the fullest extent permitted by law.

Other Transaction with Related Parties

(a) Loans received from related parties of the Company

In 2021 and 2022, the Company received loans, with a principal amount of US$710,113 and nil, respectively, from entities controlled by its shareholders, including Beijing Boguancheng Management Consulting Partnership (Limited Partnership), Beijing Boguanjie Management Consulting Partnership (Limited Partnership), Beijing Boguanrong Management Consulting Partnership (Limited Partnership), Beijing Boguansheng Management Consulting Partnership (Limited Partnership), Beijing Boguante Management Consulting Partnership (Limited Partnership), Beijing Boguantong Management Consulting Partnership (Limited Partnership), Beijing Boguanxin Management Consulting Partnership (Limited Partnership), Beijing Boguantrust Management Consulting Partnership (Limited Partnership), Beijing Yuhuacheng Management Consulting Partnership (Limited Partnership), Beijing Yuhuajie Investment Partnership (Limited Partnership), Beijing Yuhuarong Management Consulting Partnership (Limited Partnership), Beijing Yuhuasheng Management Consulting Partnership (Limited Partnership), Beijing Yuhuate Investment Management Partnership (Limited Partnership), Beijing Yuhuatong Investment Partnership (Limited Partnership), Beijing Yuhuaxin Investment Partnership (Limited Partnership) and Beijing Yuhuate Investment Co., Ltd. (these entities, together with Beijing Boguanyu Management Consulting Partnership (Limited Partnership), collectively, the “Employee Stock-holding Platforms”). In 2020, 2021 and 2022, the Company also received interest-free borrowings from related parties, including the Employee Stock-holding Platforms, Qun Lu, Hua Yao, Chenhui Feng, Suzhou Qingyuan Huaqing Venture Capital Enterprise (Limited Partnership), among others.

In 2021 and 2022, the Company received interest-free borrowings from related parties of US$0.9 million and US$21.3 million, respectively.

Chenhui Feng was appointed as the director of the Company on March 7, 2022. Chenhui Feng extended loans to the Company amounting to $48.6 million as of December 31, 2021, and he agreed to convert $29.8 million of loans into equity in 2022. The transaction was completed on April 1, 2022, with $11.9 million (RMB76.0 million) loans converted into paid-in capital and $17.9 million (RMB114.0 million) loans converted into additional paid-in capital.

The balance of amount due from and due to related parties represents funds provided to and received from related parties for daily operational purposes. The majority of funds are interest-free, unsecured and repayable on demand. A portion of funds are loans with annual interest rate from 5% to 10%, with 2-year contract term and extended to December 31, 2022. The balance of amount due to a related party, non-current is due in March 2024 with 5.2% annual interest rate. As of December 31, 2021 and 2022, the aggregate outstanding amount due to related parties, representing both loans and interest-free borrowings received from related parties, was US$5,107,940 and US$10,419,675, respectively.

(b) Guarantee and equity pledge provided by related parties of the Company

In 2021 and 2022, related parties provided guarantee for the Company and its directly or indirectly owned subsidiaries (such entities, collectively, the “Onshore Group”). As of December 31, 2021 and 2022, Qun Lu provided guarantee on loans and borrowings in the amount of US$45.5 million and US$39.8 million, respectively. As of December 31, 2021 and 2022, Xiaowen Hong, Qun Lu’s wife, provided guarantee on loans and borrowings with the amount of US$33.6 million and US$31.1 million, respectively. As of December 31, 2021 and 2022, Yanmin Wu provided guarantee on loans and borrowings with the amount of US$1.2 million and US$1.1 million, respectively. As of December 31, 2021 and, Hua Yao provided guarantee on loans and borrowings with the amount of US$2.5 million and nil million, respectively.

As of December 31, 2021 and 2022, the total number of pledged shares were 105,244,000 and 105,244,000 of the Company owned by Lu Qun, respectively. As of December 31, 2021 and 2022, the total number of pledged shares were 21,520,000 and 21,520,000 of the Company owned by Wu Yanmin, respectively. As of December 31, 2021 and 2022, the total number of pledged shares were 33,450,000 and 33,450,000 of the Company owned by Wang Kejian, respectively. As of December 31, 2021 and 2022, the total number of pledged shares were 9,040,000 and 9,040,000 of the Company owned by Sun Baihui, respectively.

(c) Funds provided to related parties of the Company

In 2021 and 2022, the amount due from related parties of the Company was nil and US$174,637, respectively. Such amount represents funds provided to Employee Stock-holding Platforms and other related parties of the Company for daily operational purposes. As of December 31, 2021 and 2022, amount due from related parties was US$371,362 and US$906,841, respectively.

(d) Investment income from related parties of the Company

In 2021, the Company received an amount of US$111,263 in accrued investment income from a related party, Suzhou Qingyuan Huaqing Venture Capital Enterprise (Limited Partnership).

(e) Other transactions with related parties of the Company

On September 16, 2019, Suzhou Qingyuan Huaqing Venture Capital Enterprise (Limited Partnership) (“Qingyuan”), a related party of the Company, entered into a capital increase agreement with WATTPACK Technology Co., Ltd. (“WATTPACK”) and Suzhou Huate Age Carbon Fiber Co., Ltd. (“Carbon Fiber”) to invest RMB10 million (US$1.4 million) in Carbon Fiber, obtaining 9.09% equity interest of Carbon Fiber. Since the Onshore Group retains control of Carbon Fiber, the investment from Qingyuan was accounted for as non-controlling interest. Pursuant to a batch investment agreement, Qingyuan withdrew all its investment in Carbon Fiber in September 2020, by the exchange of 8.85% equity interests owned by the Onshore Group of Qingyuan’s subsidiary, Shenzhen Qingyan Chelian Information Technology Co., Ltd., resulting in a decrease of non-controlling interest of US$351,092.

On February 1, 2021, WATTPACK transferred 20% equity interests of Carbon Fiber to a related party, Beijing Boguanyu Management Consulting Partnership (Limited Partnership) with nil consideration, after which the Onshore Group retained control of Carbon Fiber.

Related Party Transactions Policy

Upon the Closing of the Business Combination, Pubco intends to adopt a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the audit committee or another independent body of our board of directors.

Certain Relationship and Related Party Transaction — MCAF

Founder Shares

On March 2, 2021, we issued 1,437,500 shares of MCAF Common Stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. The 1,437,500 Founder Shares included an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor would collectively own 20% of our issued and outstanding shares after the MCAF IPO (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). As a result of the underwriters’ election to fully exercise their over-allotment option on July 6, 2021, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until, with respect to 50% of the Founder Shares, the earlier of six months after the date of the consummation of a Business Combination and the date on which the closing price of the our Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of a Business Combination and, with respect to the remaining 50% of the Founder Shares, six months after the date of the consummation of a Business Combination, or earlier in each case if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement

In connection with the MCAF IPO, our Sponsor purchased, pursuant to a written purchase agreement with us, 195,000 Private Units for a total purchase price of $1,950,000. This purchase took place on a private placement basis simultaneously with the consummation of our IPO. The Private Units are identical to the MCAF Units sold in the MCAF IPO. Additionally, simultaneously with the close of the over-allotment option, we consummated the private sale of an additional 15,000 Private Units, generating gross proceeds of $150,000. Our Sponsor has agreed not to transfer, assign or sell any of the Private Units or underlying securities (except to the same permitted transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until the completion of our initial business combination.

Registration Rights Agreement

Pursuant to a registration rights agreement entered into on June 29, 2021, the holders of the Founder Shares, the Private Units, and any shares that may be issued in payment of Working Capital Loans (as defined below, and all underlying securities) will be entitled to registration rights requiring us to register such securities for resale. The holders of a majority of these securities are entitled to one demand that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) and securities issued in payment of Working Capital Loans can elect to exercise these registration rights at any time commencing on the date that we consummate a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the securities. We will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Support Agreement

MCAF entered into an agreement, commencing on July 2, 2021 through the earlier of the consummation of a Business Combination and our liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. However, pursuant to the terms of such agreement, the Company may delay payment of such monthly fee upon a determination by our Audit Committee that we lack sufficient funds held outside the Trust Account to pay actual or anticipated expenses in connection with a Business Combination. For the period from March 2, 2021 (inception) through September 30, 2022, the Company incurred and paid $150,000 in fees for these services.

Promissory Note — Related Party

On March 3, 2021, MCAF issued the Promissory Note to the Sponsor, pursuant to which it could borrow up to an aggregate amount of $500,000 to cover expenses related to the MCAF IPO. The Promissory Note was non-interest bearing and payable on the completion of the MCAF IPO. The note was paid in full on July 2, 2021. MCAF can no longer borrow against this note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or MCAF’s officers and directors may, but are not obligated to, loan MCAF funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into private units at a price of $10.00 per unit. The private units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Other than as described above, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to our insiders or any of the members of our management team, for services rendered to us prior to, or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After the Business Combination, members of our management team who remain with us may be paid consulting, board, management or other fees from Pubco. As the amount of such compensation is not known as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 6-K, as required by the SEC.

Stock Purchase Agreement for the Sale of MCAF Shares

MCAF, the Sponsor, Qiantu Motor USA Inc. (the “Transferee”) and NextG Tech Limited entered into a stock purchase agreement pursuant to which the Sponsor agreed to transfer 200,000 shares (the “Shares”) of MCAF Common Stock held by Mountain Crest Capital LLC to the Transferee upon the consummation of the Business Combination, for $3.0 million. The Shares have been fully paid, and will be transferred to the Transferee upon the consummation of the Business Combination.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Consequences of the Business Combination

The following is a general discussion of the material U.S. federal income tax consequences (1) of the Business Combination to U.S. Holders (as defined below) of MCAF Common Stock (excluding any redeemed shares) and MCAF Rights (collectively, the “MCAF securities”), (2) of the exercise of redemption rights by MCAF stockholders that are U.S. Holders, and (3) of the subsequent ownership and disposition of Pubco Class A Ordinary Shares received in the Business Combination. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to MCAF and Pubco.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of Pubco Class A Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold MCAF securities and, after the completion of the Business Combination, Pubco Class A Ordinary Shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received MCAF Common Stock through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of MCAF securities, or, after the Business Combination, the issued Pubco Class A Ordinary Shares (excluding treasury shares); or

•        holders holding MCAF securities, or, after the Business Combination, Pubco Class A Ordinary Shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

•        As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of MCAF securities, and, after the Business Combination, Pubco Class A Ordinary Shares received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds MCAF securities, and, after the completion of the Business Combination, Pubco Class A Ordinary Shares received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of Pubco Class A Ordinary Shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. MCAF STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Material U.S. Federal Income Tax Consequences of the Business Combination

Although Pubco is organized under the laws of the Cayman Islands, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Pubco is an entity which is organized under the laws of the Cayman Islands, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (1) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (2) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% (or 60% if the Third Country Rule, as defined herein, applies) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (3) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, located and derived, respectively, in the country in which the foreign acquiring corporation is a tax resident after the acquisition. The Treasury regulations promulgated under Section 7874 of the Code (the “Section 7874 Regulations”) generally also provide that if (i) there is an acquisition of substantially all of the assets held directly or indirectly by a U.S. corporation after which the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. acquired corporation, and (ii) in a related acquisition, such foreign acquiring corporation acquires another foreign corporation exceeding a certain threshold value, and the foreign acquiring corporation is not tax resident in the foreign country in which the acquired foreign corporation was tax resident prior to the transactions, then the foreign acquiring corporation will be treated as a domestic corporation for U.S. federal income tax purposes (clauses (i) and (ii), the “Third Country Rule”). The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations or U.S. partnerships for purposes of Section 7874 of the Code as part of a plan or conducted over a 36-month period. Moreover, certain acquisitions of U.S. corporations over a 36-month period will impact the Section 7874 Percentage, making it more likely that Section 7874 of the Code will apply to a foreign acquiring corporation.

Pubco will indirectly acquire substantially all of the assets of MCAF through the Business Combination. On account of the Reorganization, Pubco additionally expects that the Third Country Rule will apply to the Business Combination. As a result, Section 7874 of the Code may apply to cause Pubco to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination depending on whether the Section 7874 Percentage equals or exceeds 60%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, MCAF and Pubco currently expect the Section 7874 Percentage of MCAF Stockholders in Pubco to be less than 60% after the Business Combination. Accordingly, Pubco is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Whether the Section 7874 Percentage is less than 60% must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Moreover, former MCAF securityholders will be deemed to own an amount of Pubco Shares in respect to certain redemptions by MCAF of MCAF Common Stock prior to the Business Combination for purposes of determining the ownership percentage of former MCAF securityholders for purposes of Section 7874 of the Code. As a result, no opinion of counsel has or will be provided regarding the application of Section 7874 to the Business Combination. Accordingly, there can be no assurance that the IRS will not challenge the status of Pubco as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code Pubco’s status as a foreign corporation for U.S. federal income tax purposes, Pubco and certain Pubco shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Pubco and future withholding taxes on certain Pubco shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

However, even if the Section 7874 Percentage was such that Pubco were still respected as a foreign corporation under Section 7874 of the Code, Pubco may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If Pubco were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of Pubco attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 of the Code would apply to such subsequent acquisition.

The remainder of this discussion assumes that Pubco will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders

The U.S. federal income tax consequences of the Business Combination to U.S. Holders of shares of MCAF securities will depend, in part, on whether the Merger qualifies as a transaction governed by Section 351 of the Code, and whether the requirements of Section 367(a) of the Code are satisfied.

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond MCAF or Pubco’s control. For example, if more than 20% of the Pubco Class A Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the Pubco Class A Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. In general, for the Merger to meet these additional requirements, certain reporting requirements must be satisfied and (1) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (2) no more than 50% of each of the total voting power and the total value of the stock of the transferee foreign corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (3) the “active trade or business test” as defined in Treasury regulations Section 1.367(a)-3(c)(3) must be satisfied. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied in the case of the Business Combination. The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the Merger under their particular circumstances, including whether the U.S. Holder will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.

Additionally, if U.S. Holders of MCAF Rights were to be treated for U.S. federal income tax purposes as receiving Pubco Class A Ordinary Shares in discharge of MCAF’s obligations under the MCAF Rights (instead of as receiving such Pubco Class A Ordinary Shares in exchange for transferring the MCAF Rights to Pubco), the Merger would generally be a fully taxable transaction for U.S. federal tax purposes with respect to the MCAF Rights. Due to the absence of authority on the U.S. federal income tax treatment of the MCAF Rights, there can be no assurance on the characterization of the MCAF Rights that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders of MCAF Rights are urged to consult with their tax advisors regarding the treatment of their MCAF Rights in connection with the Merger.

If the Merger qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding MCAF Rights, a U.S. holder that exchanges its MCAF securities in the Business Combination for Pubco Class A Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Class A Ordinary Shares received in the Business Combination by a U.S. holder should be equal to the adjusted tax basis of the MCAF securities surrendered in the Business Combination in exchange therefor. The holding period of the Pubco Class A Ordinary Shares should include the holding period of the MCAF securities surrendered in the Business Combination in exchange therefor. If the Merger qualifies as a transaction governed by Section 351 of the Code, and the requirements of Section 367(a) are not satisfied, a U.S. Holder may recognize gain (but not loss) as a result of the Merger.

If the Merger fails to qualify for tax-deferred treatment for a reason other than the application of Section 367(a) of the Code, the Merger will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that exchanges its MCAF securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (1) the sum of the fair market value of the Pubco Class A Ordinary Shares received and (2) the U.S. Holder’s adjusted tax basis in the MCAF securities exchanged. A U.S. Holder’s aggregate tax basis in the Pubco Class A Ordinary Shares received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the Pubco Class A Ordinary Shares received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such Pubco Class A Ordinary Shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the MCAF securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the MCAF securities have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange MCAF securities for Pubco Class A Ordinary Shares pursuant to the Business Combination, and the qualification of the Merger as a tax-free exchange, and the potential application of Section 367(a) to the Merger, and the consequences of exchanging MCAF Rights.

Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its MCAF securities for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the MCAF securities under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the MCAF securities, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the MCAF securities surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the MCAF securities redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to the MCAF securities have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of MCAF securities, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from MCAF’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the MCAF securities. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the MCAF securities may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares MCAF securities treated as held by the U.S. Holder relative to all of the shares of MCAF securities outstanding both before and after the redemption. The redemption of MCAF securities generally will be treated as a sale or exchange of the MCAF securities (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in MCAF or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only MCAF securities actually owned by the U.S. Holder, but also shares of MCAF securities that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder. In order to meet the substantially disproportionate test, the percentage of MCAF’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the MCAF securities must, among other requirements, be less than 80% of the percentage of MCAF’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (1) all of the shares of the MCAF securities actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares of the MCAF securities actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other MCAF securities. The redemption of the MCAF securities will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in MCAF. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in MCAF will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining MCAF securities, or possibly in other MCAF securities stock constructively owned by it.

Material U.S. Federal Income Tax Consequences to U.S. Holders of Ownership and Disposition of Pubco Class A Ordinary Shares

Distributions on Pubco Class A Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules”, if Pubco makes distributions of cash or property on the Pubco Class A Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of Pubco’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If Pubco does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•        either (a) the shares are readily tradable on an established securities market in the United States, or (b) Pubco is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

•        Pubco is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Pubco’s in any taxable year in which the dividend is paid or the preceding taxable year;

•        the U.S. Holder satisfies certain holding period requirements; and

•        the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

The Cayman Islands does not currently have a comprehensive income tax treaty with the United States that includes an exchange of information program. However, in the event that Pubco is deemed to be a PRC tax resident enterprise under PRC tax law, Pubco may be eligible for the benefits of the United States-the People’s Republic of China Income Tax Convention (the “Treaty”). In addition, there can be no assurance that Pubco Class A Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, Pubco will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Pubco Class A Ordinary Shares.

Subject to certain exceptions, dividends on Pubco Class A Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Pubco with respect to the Pubco Class A Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of Pubco Class A Ordinary Shares.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Pubco Class A Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Pubco Class A Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Pubco Class A Ordinary Shares generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Pubco Class A Ordinary Shares for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss, but in the event that gain from the disposition of Pubco Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the Treaty. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit to such U.S. Holder’s particular circumstances.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Pubco Class A Ordinary Shares could be materially different from that described above, if Pubco is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•        at least 75% of its gross income for such year is passive income; or

•        at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Pubco will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Pubco owns, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of Pubco and its subsidiaries, Pubco does not expect to be treated as a PFIC for the taxable year that includes the Business Combination. However, there can be no assurances in this regard, nor can there be any assurances that Pubco will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Pubco can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether Pubco or any of its foreign subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether Pubco or any of its foreign subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of Pubco’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of Pubco’s or any of its subsidiaries’ income or composition of Pubco’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if Pubco were considered a PFIC at any time that a U.S. Holder owns Pubco Class A Ordinary Shares, Pubco would generally continue to be treated as a PFIC with respect to such investment unless (1) it ceased to be a PFIC and (2) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Pubco Class A Ordinary Shares at their fair market value on the last day of the last taxable year in which Pubco is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Pubco Class A Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Pubco subsequently becomes a PFIC.

For each taxable year that Pubco is treated as a PFIC with respect to a U.S. Holder’s Pubco Class A Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Pubco Class A Ordinary Shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Pubco Class A Ordinary Shares will be treated as excess distributions. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Pubco Class A Ordinary Shares;

•        the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Pubco is a PFIC, will be treated as ordinary income; and

•        the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Pubco Class A Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Pubco Class A Ordinary Shares as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Pubco may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Pubco does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Pubco’s subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Pubco Class A Ordinary Shares to elect out of the Excess Distribution Rules discussed above if Pubco is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Pubco Class A Ordinary Shares, such U.S. Holder will include in income for each year that Pubco is treated as a PFIC with respect to such Pubco Class A Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Pubco Class A Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Pubco Class A Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Pubco Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Pubco Class A Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Pubco Class A Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Pubco Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Pubco Class A Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Pubco Class A Ordinary Shares previously included in income. A U.S. Holder’s basis in the Pubco Class A Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Pubco makes would generally be subject to the rules discussed above under “— Distributions on Pubco Class A Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Pubco Class A Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Pubco Class A Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Pubco.

If a U.S. Holder does not make a mark-to-market election effective from the first taxable year of a U.S. Holder’s holding period for the Pubco Class A Ordinary Shares in which Pubco is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Pubco Class A Ordinary Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Pubco Class A Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

Holders of PFIC stock may in certain circumstances avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election, but Pubco does not expect to make available to U.S. Holders the information and documentation necessary for a U.S. Holder to make a QEF election with respect to Pubco, if Pubco were treated as a PFIC. As described above, however, based on the current and anticipated composition of the income, assets and operations of Pubco and its subsidiaries, Pubco does not expect to be treated as a PFIC for the taxable year that includes the Business Combination.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Pubco is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

DESCRIPTION OF PUBCO’S SHARE CAPITAL

The following description of the material terms of the share capital of Pubco following the closing of the Business Combination includes a summary of specified provisions of the second amended and restated memorandum and articles of association of CH AUTO Inc. (the “Second Amended Articles”) that will be in effect upon closing of the Business Combination. This description is qualified by reference to the Second Amended Articles as will be in effect upon consummation of the Business Combination, substantially in the form attached to this proxy statement/prospectus as Annex B and incorporated in this proxy statement/prospectus by reference. In this section, the terms “Pubco,” “we,” “our” or “us” refer to CH AUTO Inc. following the closing of the Business Combination, and all capitalized terms used in this section are as defined in the Second Amended Articles, unless elsewhere defined herein.

Pubco is a Cayman Islands exempted company and its affairs are governed by the Second Amended Articles, upon the closing of the Business Combination, the Cayman Companies Act, and the common law of the Cayman Islands.

As of the date of this proxy statement/prospectus, the authorized share capital of Pubco is US$50,000 divided into 5,000,000,000 Ordinary Shares comprising of (1) 4,000,000,000 Class A Ordinary Shares of a par value of US$0.00001 each, with none of Class A Ordinary Shares issued and outstanding, and (2) 1,000,000,000 class B Ordinary Shares of a par value of US$0.00001 each, with 25 Class B Ordinary Shares issued and outstanding.

Upon the completion of the Business Combination, the authorized share capital of the Pubco will be US$50,000 divided into 5,000,000,000 Pubco Ordinary Shares comprising of (1) 4,000,000,000 Pubco Class A Ordinary Shares, and (2) 1,000,000,000 Pubco Class B Ordinary Shares.

Following the completion of the Business Combination, Pubco will have (1) 66,622,482 Pubco Class A Ordinary Shares and 30,182,930 Pubco Class B Ordinary Shares issued and outstanding (assuming the Minimum Redemption scenario), or (2) 66,414,919 Pubco Class A Ordinary Shares and 30,182,930 Pubco Class B Ordinary Shares issued and outstanding (assuming the Maximum Redemption scenario). All of the Pubco Class A Ordinary Shares issued and outstanding, and all of the Pubco Class A Ordinary Shares to be issued pursuant to the Transactions have been or will be issued as fully paid.

The following includes a summary of the material provisions of the Second Amended Articles of the Pubco after the completion of the Business Combination and the Cayman Companies Act in so far as they relate to the material terms of Pubco Class A Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Second Amended Articles attached as Annex B to this proxy statement/prospectus.

Ordinary Shares

General

Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares have the same rights except for voting and conversion rights. All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by ordinary resolutions. Our Second Amended Articles provide that dividends may be declared and paid out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act.

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 15 votes. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of all votes attaching to all of the total issued voting shares of our company present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Second Amended Articles.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not the founder or an affiliate of the founder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors may, in their absolute discretion and without the approval of the shareholders, cause us to (1) issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (2) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (3) grant options with respect to shares and issue warrants or similar instruments with respect thereto.

Transfer of Class A Ordinary Shares

Subject to the restrictions contained in our Second Amended Articles and the Lock-up Agreement, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in writing in the usual or common form or any other form approved by our board of directors.

Our board of directors may decline to register any transfer of any Ordinary Shares unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the exchange, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Cayman Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Cayman Companies Act, be varied with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a simple majority of the vote of all of the shares in that class. The rights conferred upon the holders of the shares or any class of shares shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation, redesignation, or issue of shares ranking pari passu with such shares.

General Meetings of Shareholders

Extraordinary general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and any other extraordinary general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of not less than one-third of the aggregate voting power of all of the ordinary shares present in person or by proxy.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Changes in Capital

We may from time to time by ordinary resolution:

•        increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        by subdivision of its existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our Second Amended Articles; or

•        cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by the Cayman Companies Act.

Anti-Takeover Provisions

Some provisions of the Second Amended Articles may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Second Amended Articles for a proper purpose and for what they believe in good faith to be in the best interests of us.

Comparison of Rights of Pubco Shareholders and MCAF Stockholders

In connection with the Business Combination, holders of MCAF Common Stock will become shareholders of Pubco and their rights will be governed by the Cayman Companies Act and other applicable Cayman Islands laws and the Second Amended Articles. Currently, the rights of MCAF stockholders are governed by the laws of the State of Delaware and MCAF’s amended and restated certificate of incorporation. The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent English statutory enactments and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Companies Act differs from laws applicable to Delaware corporations and their shareholders.

Set forth below is a summary of the material differences in the corporate governance and stockholder/shareholder rights associated with each of MCAF and Pubco according to applicable law or the organizational documents of MCAF and Pubco.

This summary is not complete and does not cover all of the differences between the Cayman Islands laws and Delaware laws affecting corporations and their shareholders or all the differences between MCAF’s and Pubco’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and Delaware laws and MCAF’s and Pubco’s organizational documents. For information on MCAF’s amended and restated certificate of incorporation see the section titled, “Where You Can Find More Information” in this proxy statement/prospectus. For the full text of Pubco’s Second Amended Articles see Annex B attached to this proxy statement/prospectus.

	Cayman Islands	Delaware
Title of organizational documents	Second Amended and Restated Memorandum and Articles of Association	Amended and Restated Certificate of Incorporation and Bylaws
Voting for directors

The Second Amended Articles provide that Pubco’s directors may be appointed by an ordinary resolution of its shareholders, or by the affirmative vote of a simple majority of the remaining directors, to fill a casual vacancy on the board of directors or as an addition to the board of directors.

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Cumulative voting	There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands. The Second Amended Articles do not provide for cumulative voting.

Under the Delaware law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. MCAF’s amended and restated certificate of incorporation does not provide for cumulative voting.

	Cayman Islands	Delaware
Nomination and removal of directors and filling vacancies on board

Nomination and removal of directors and filling of board vacancies are governed by the provisions of the Second Amended Articles which provide that directors may be removed with or without cause, by an ordinary resolution of Pubco’s shareholders.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has vacated office earlier) at the next or a subsequent annual general meeting, or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision.

In addition, a director will also cease to be a director if he or she (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from the board, is absent from three consecutive board meetings and the directors resolve that his office be vacated., or (v) is removed from office pursuant to any other provisions of the Second Amended Articles.

Stockholders may generally nominate directors if they comply with any applicable advance notice provisions and other procedural requirements in company bylaws.

Holders of a majority of the shares then entitled to vote at an election of directors may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting.

Unless otherwise provided for in the certificate of incorporation or bylaws, directorship vacancies may be filled by a majority of the directors elected or then in office, or by the stockholders.

Duties of directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purposes for which such powers were intended.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of the company and its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

	Cayman Islands	Delaware

A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Limitations on personal liability of directors

The Cayman Companies Act has no equivalent provision to Delaware law regarding the limitation of director’s liability.

However, as a matter of public policy, Cayman Islands laws will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty, willful default or willful neglect in the fulfilment of fiduciary duties.

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director for money damages to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, unlawful payment of dividends or unlawful stock repurchase or redemption. In addition, an exculpatory provision with terms described in the previous sentence cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

Indemnification of directors, officers, agents and others

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is or is threatened to be made a party to an action, suit or proceeding who acted in good faith and in a manner they believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct would be unlawful, against amounts actually and reasonably incurred. Additionally, under the Delaware General Corporation Law, a

Cayman Islands	Delaware

Pubco’s Second Amended Articles provides that every director and officer for the time being of Pubco or any trustee for the time being acting in relation to the affairs of Pubco and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of dishonesty or fraud, be indemnified by Pubco against, and it shall be the duty of the directors out of the funds and other assets of Pubco to pay, all costs, losses, damages and expenses, including travelling expenses, which any such director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of Pubco and have priority as between the shareholders of Pubco over all other claims. No such director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to Pubco through the insufficiency or deficiency of any security in or upon which any of the monies of Pubco shall be invested or for any loss of the monies of Pubco which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own dishonesty or fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Pubco’s directors, officers or persons controlling Pubco under the foregoing provisions, Pubco has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

	Cayman Islands	Delaware
Interested directors

Under the Second Amended Articles, a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with Pubco shall declare the nature of his interest at a meeting of the board of directors. A general notice given to the board of directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A director may vote in respect of any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.

Under Delaware law, a transaction in which a director has an interest is not void or voidable solely because such interested director is present at or participates in the meeting that authorizes the transaction if: (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders; or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board, or the stockholders. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Transactions with interested shareholders

Cayman Islands law has no comparable statute. As a result, Pubco cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years.

	Cayman Islands	Delaware

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Voting requirements

As a matter of Cayman Islands law, certain matters must be approved by special resolution of the shareholders, including amending or adopting memorandum or articles of association of a Cayman Islands company, reduction of share capital, change of name, authorization of a plan of merger, registering the company by way of continuation in a jurisdiction outside the Cayman Islands, voluntary winding up of the company or the recalling of the voluntary liquidation of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds, or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or by unanimous written consent of all shareholders entitled to vote at a general meeting. The Second Amended Articles require that a special resolution be (a) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date, unless otherwise provided in a corporation’s certificate of incorporation. Except as otherwise provided under the Delaware General Corporation Law or by the corporation’s certificate of incorporation or bylaws, under Delaware law, all matters brought before a meeting of stockholders at which a quorum is present (other than the election of directors) require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at that meeting. Certain matters for stockholder approval, including the approval of certain merger agreements, certain amendments to the certificate of incorporation, and the sale, lease, or exchange of all or substantially all of the corporation’s assets will require approval of the holders of a majority of the outstanding capital stock. The certificate of incorporation may also include a provision requiring supermajority approval by the directors or stockholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested stockholders of publicly traded corporations may require approval by a supermajority of the non-interested stockholders.

	Cayman Islands	Delaware

The Cayman Companies Act defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. The Second Amended Articles provide that an ordinary resolution is a resolution (a) passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the company held in accordance with the Second Amended Articles; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

Amendment of governing documents	As required by Cayman Islands law, the Second Amended Articles may only be amended by a special resolution of the shareholders.	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.
Shareholder suits

In principle, Pubco will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against, or derivative actions in the name of the company to challenge actions where:

•   a company acts or proposes to act illegally or ultra vires;

•   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•   those who control the company are perpetrating a “fraud on the minority”.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit a winning plaintiff to recover attorneys’ fees incurred in connection with such action.

	Cayman Islands	Delaware
Inspection of corporate records

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of the register of members or other corporate records (other than the Pubco’s memorandum and articles of association, the register of mortgages and charges, and any special resolutions of Pubco’s shareholders) of the company. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Under Delaware law, stockholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of lists of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation. A complete list of the stockholders entitled to vote at a stockholders’ meeting generally must be available for stockholder inspection at least 10 days before the meeting.

Shareholder proposals and calling of general meetings with notice at least 7 days before the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Second Amended Articles provide that: (a) all general meetings other than annual general meetings shall be called extraordinary general meetings; extraordinary general meetings may be convened by a majority of the board of directors of Pubco; (b) the board of directors of Pubco shall also, upon the requisition in writing of one or more shareholders holding shares which carry in the aggregate not less than one-third of all votes attaching to all issued and outstanding shares of Pubco that as at the date of the requisition carries the right of voting at general meetings, convene a general meeting; (c) at least seven calendar days’ notice (exclusive of the day on which it is given or deemed to be given and of the day for which it is given) shall be given for any general meeting; (d) one or more shareholders of not less than one-third of the aggregate voting power of all of the Pubco Class A Ordinary Shares present in person or by proxy will be a quorum.

As a Cayman Islands exempted company, Pubco is not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. The Second Amended Articles provide that Pubco may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which stockholders may bring business before a meeting.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of stockholders.

Approval of corporate matters by written consent

Cayman Islands law and the Second Amended Articles provide that an ordinary resolution or a special resolution in writing approved by all the shareholders of Pubco for the time being entitled to vote at a general meetings in one or more instruments each signed by one or more of such shareholders shall be as valid and effective as if the same had been passed at a general meeting of Pubco duly convened and held.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, stockholders may take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

	Cayman Islands	Delaware
Dissolution; winding up

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Second Amended Articles, if Pubco is wound up, the liquidator of Pubco’s company may distribute the assets with the sanction of a special resolution of the shareholders and any other sanction required by the Cayman Companies Act.

Under Delaware law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. A Delaware corporation may also be dissolved by decree or judgment of a Delaware court in certain circumstances.

Variation of rights of shares

Under the Second Amended Articles, if at any time the share capital of Pubco is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Cayman Companies Act, be varied with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. To every such general meeting all the provisions of the Second Amended Articles relating to general meetings of Pubco or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the shares of that class, every shareholder of that class shall on a poll have one vote for each share of that class held by him. The board of directors may treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes.

Under Delaware law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

	Cayman Islands	Delaware
Dividends and stock repurchase

The holders of Pubco’s ordinary shares are entitled to such dividends as may be declared by Pubco’s board of directors. In addition, Pubco’s shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by its directors. The Second Amended Articles provide that the directors may, before recommending any dividend, set aside out of the profits of Pubco such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of Pubco may be properly applied. Under the laws of the Cayman Islands, Pubco may pay a dividend out of either profits or share premium account of Pubco, provided that in no circumstances may a dividend be paid if this would result in Pubco being unable to pay its debts as they fall due in the ordinary course of business.

The Delaware General Corporation Law provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year, and Delaware common law also imposes a solvency requirement with respect to the payment of dividends. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.

Furthermore, applicable Delaware statutory and common law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation and only if the corporation is solvent at the time of the redemption or repurchase, and the redemption or repurchase would not render the corporation insolvent.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company must be obtained, unless the court waives such requirement.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (2) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (3) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (4) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (2) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (3) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (4) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (1) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (2) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (3) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (4) within seven days following the date of the expiration of the period set out in paragraph (2) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (5) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

If an arrangement and reconstruction by way of scheme of arrangement is approved and sanctioned, or if a tender offer is made and accepted in accordance with the following statutory procedures, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Special Considerations for Exempted Companies

Pubco is an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Second Amended Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Pubco’s shares. In addition, there are no provisions in the Second Amended Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Enforceability of Civil Liability under Cayman Islands Law

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

The courts of the Cayman Islands are unlikely (1) to recognize, or enforce against Pubco, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (2) in original actions brought in the Cayman Islands, to impose liabilities against Pubco predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There was Privy Council authority (which is binding on the Cayman Islands court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggested that due to the universal nature of bankruptcy/insolvency proceedings, foreign judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands court), expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Privy Council. The Privy Council too rejected the approach although it was not required to rule on the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands: whilst it endorsed the need for active assistance of overseas bankruptcy proceedings under the principle of modified universalism as part of the common law, it did so firstly subject to local law and local public policy and, secondly, that the court can only ever act within the limits of its own statutory and common law powers. The limits of those powers and the impact of that on enforcement is, however, unclear and consequently Pubco understands that it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (2020 Revision) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

Pubco has certain duties under the Data Protection Act (2021 Revision) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts Pubco’s shareholders on notice that through your investment in Pubco you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

Pubco will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. Pubco will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct Pubco’s activities of on an ongoing basis or to comply with legal and regulatory obligations to which Pubco is subject. Pubco will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In Pubco’s use of this personal data, Pubco will be characterized as a “data controller” for the purposes of the DPA, while Pubco’s affiliates and service providers who may receive this personal data from us in the conduct of Pubco’s activities may either act as Pubco’s “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

Pubco may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in Pubco, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How Pubco May Use a Shareholder’s Personal Data

Pubco, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•        where this is necessary for the performance of Pubco’s rights and obligations under any purchase agreements;

•        where this is necessary for compliance with a legal and regulatory obligation to which Pubco is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•        where this is necessary for the purposes of Pubco’s legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should Pubco wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), Pubco will contact you.

Why Pubco May Transfer Your Personal Data

In certain circumstances Pubco may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign regulatory authorities, including tax authorities.

Pubco anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on Pubco’s behalf.

The Data Protection Measures Pubco Takes

Any transfer of personal data by us or Pubco’s duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

Pubco and Pubco’s duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

Pubco shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

FUTURE SHAREHOLDER PROPOSALS

If the Business Combination is consummated, Pubco will hold an annual general meeting. Pubco will provide notice of or otherwise publicly disclose the date on which the annual meeting will be held. As a foreign private issuer, Pubco will not be subject to the SEC’s proxy rules.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with MCAF’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson at 311 West 43rd Street, 12th Floor, New York, New York 10036; telephone number: (646) 493-6558. Following the Business Combination, such communications should be sent in care of Pubco, 6th Floor, Building C, Shunke Building, Shunyi District, Beijing, China 101200 or (86)-010-8140-6666. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

ENFORCEMENT OF CIVIL LIABILITIES

CH AUTO Inc. is incorporated as an exempted company under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

We conduct all of our operations outside the United States, and substantially all of our assets are located outside the United States. Substantially all of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have irrevocably appointed Cogency Global Inc., located at 112 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Harney Westwood & Riegels, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize and enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by Harney Westwood & Riegels that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, and (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

JunHe LLP, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (1) the contract is signed and/or performed within China, (2) the subject of the action is located within China, (3) we (as defendant) have sizable properties within China, (4) we have a representative organization within China, or (5) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

LEGAL MATTERS

The legality of the Pubco Class A Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for Pubco by Harney Westwood & Riegels. Certain legal matters relating to U.S. law will be passed upon for Pubco by Wilson Sonsini Goodrich & Rosati, P.C. Certain legal matters relating to PRC law will be passed upon for CH AUTO by JunHe LLP. Wilson Sonsini Goodrich & Rosati, P.C. may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law and JunHe LLP with respect to matters governed by PRC law. Certain legal matters relating to U.S. law will be passed upon for MCAF by Loeb & Loeb LLP. Certain legal matters relating to PRC law will be passed upon for MCAF by Zhong Lun Law Firm.

EXPERTS

The consolidated financial statements of CH-Auto Tech as of and for the years ended December 31, 2021 and 2022 included in this proxy statement/registration statement have been audited by Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP), an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of CH Auto Inc. as of December 31, 2022 and for the period from January 25, 2022 through December 31, 2022 included in this registration statement have been audited by Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP), an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of MCAF as of December 31, 2021 and 2022, and for the period from March 2, 2021 (inception) through December 31, 2021 and for the year ended December 31, 2022 included in this proxy statement/prospectus have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, MCAF and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, MCAF will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Stockholders receiving multiple copies of such document may likewise request that MCAF delivers single copies of such document in the future. Stockholders may notify MCAF of their requests by writing or calling MCAF at its principal executive offices at 311 West 43rd Street, 12th Floor, New York, New York 10036; telephone number: (646) 493-6558. Following the Business Combination, such requests should be made by writing or calling Pubco, 6th Floor, Building C, Shunke Building, Shunyi District, Beijing, China 101200 or (86)-010-8140-6666.

CH-AUTO TECHNOLOGY CORPORATION LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CH-AUTO INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAIN CREST ACQUISITION CORP. IV
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAIN CREST ACQUISITION CORP. IV
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
CH-AUTO TECHNOLOGY CORPORATION LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CH-AUTO TECHNOLOGY CORPORATION LTD. (the “Company”) as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in deficit and cash flows for each of the two years in the period ended December 31, 2022 and December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 and December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor since 2022.

Beijing, China
June 9, 2023

CH-AUTO TECHNOLOGY CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share number or otherwise noted)

	As of December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	$5,893,489	$2,247,583
Restricted cash	134,384	585,715
Accounts receivable, net	1,025,315	1,277,104
Inventories, net	16,475,637	6,182,792
Amount due from related parties	371,362	906,841
Deferred offering costs	—	1,228,676
Prepaid expenses and other current assets	29,261,915	10,927,501
Total current assets	53,162,102	23,356,212

Non-current assets:
Long-term investment	941,531	869,918
Property, plant and equipment, net	146,508,242	64,010,106
Intangible assets, net	16,078,998	10,514,120
Operating lease right-of-use asset	—	30,252
Other non-current assets, net	825,902	584,053
Total non-current assets	164,354,673	76,008,449
TOTAL ASSETS	$217,516,775	$99,364,661

LIABILITIES
Current liabilities:
Short-term loans and borrowings	$72,744,249	$19,814,163
Long-term loans and borrowings, current	80,695,945	74,835,728
Accounts and notes payable	99,062,402	91,014,871
Amounts due to related parties, current	5,107,940	10,419,675
Deferred revenue	952,145	651,872
Tax payable	2,184,492	785,114
Payroll payable	45,111,593	37,265,270
Accrued expenses and other current liabilities	118,140,905	120,783,175
Lease liabilities-current	—	259,577
Total current liabilities	423,999,671	355,829,445

Non-current liabilities:
Amounts due to a related party, non-current	—	13,048,773
Long-term loans and borrowings	316,668	—
Other long-term liabilities	4,837	4,415
Total non-current liabilities	321,505	13,053,188
TOTAL LIABILITIES	424,321,176	368,882,633
Commitments and contingencies

SHAREHOLDERS’ DEFICIT
Paid in capital ($0.1496 (RMB1) par value per share; 800,649,600 and 931,849,600 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	$119,796,984	$140,413,039
Additional paid-in capital	265,289,179	297,187,705
Accumulated deficit	(559,001,713)	(686,637,550)
Accumulated other comprehensive loss	(30,764,615)	(16,290,774)
Total Company’s shareholders’ deficit	(204,680,165)	(265,327,580)
Non-controlling interests	(2,124,236)	(4,190,392)
TOTAL SHAREHOLDERS’ DEFICIT	(206,804,401)	(269,517,972)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$217,516,775	$99,364,661

The accompanying notes are an integral part of these consolidated financial statements.

CH-AUTO TECHNOLOGY CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share number or otherwise noted)

	For the years ended December 31,
	2021	2022
Net revenues	$6,482,385	$9,044,880
Cost of revenues	(4,790,169)	(14,412,447)
Gross profit/(loss)	1,692,216	(5,367,567)

Operating expenses:
Selling and marketing expenses	(5,195,686)	(4,762,351)
General and administrative expenses	(48,773,387)	(54,006,925)
Research and development expenses	(3,970,106)	(1,535,219)
Impairment loss on long-lived assets	—	(54,446,534)
Total operating expenses	(57,939,179)	(114,751,029)

Loss from operations	(56,246,963)	(120,118,596)

Other expenses:
Investment income	111,264	—
Interest expenses	(12,491,328)	(10,459,911)
Other income, net	1,056,506	455,953
Total other expenses	$(11,323,558)	$(10,003,958)

Loss before income tax expense	(67,570,521)	(130,122,554)
Income tax expense	—	—
Net loss	$(67,570,521)	$(130,122,554)
Less: net loss attributable to non-controlling interests	(1,960,292)	(2,486,717)
Net loss attributable to the Company’s shareholders	$(65,610,229)	$(127,635,837)

Net loss per share attributable to Company’s shareholders
Basic and diluted*	$(0.09)	$(0.14)
Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	800,649,600	900,651,792

Net loss	$(67,570,521)	$(130,122,554)
Other comprehensive loss
Foreign currency translation change, net of nil income taxes	(4,024,408)	14,473,840
Total comprehensive loss	$(71,594,929)	$(115,648,714)
Less: total comprehensive loss attributable to non-controlling interests	33,306	123,512
Total comprehensive loss attributable to the Company’s shareholders	$(71,628,235)	$(115,772,226)

____________

*        Net loss per share included deemed dividend distribution to shareholders (Note12).

The accompanying notes are an integral part of these consolidated financial statements.

CH-AUTO TECHNOLOGY CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share number or otherwise noted)

	Paid-in capital		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	The Company’s shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
	Share	Amount
Balance as of December 31, 2020	800,649,600	119,796,984	267,264,707	(493,391,484)	(26,706,901)	(133,036,694)	(555,025)	(133,591,719)
Net loss	—	—	—	(65,610,229)	—	(65,610,229)	(1,960,292)	(67,570,521)
Contribution from a non-controlling shareholder	—	—	12,998	—	—	12,998	10,213	23,211
Sale of non-controlling interests of a subsidiary	—	—	(347,562)	—	—	(347,562)	347,562	—
Deemed dividend distribution to shareholders (Note 12)	—	—	(3,058,387)	—	—	(3,058,387)	—	(3,058,387)
Share-based compensation expenses	—	—	1,417,423	—	—	1,417,423	—	1,417,423
Foreign currency translation adjustment	—	—	—	—	(4,057,714)	(4,057,714)	33,306	(4,024,408)
Balance as of December 31, 2021	800,649,600	119,796,984	265,289,179	(559,001,713)	(30,764,615)	(204,680,165)	(2,124,236)	(206,804,401)
Net loss	—	—	—	(127,635,837)	—	(127,635,837)	(2,486,717)	(130,122,554)
Issuance of ordinary shares upon conversion of loans (Note 9)	76,000,000	11,944,990	17,917,485	—	—	29,862,475	—	29,862,475
Issuance of ordinary shares	55,200,000	8,671,065	13,006,598	—	—	21,677,663	—	21,677,663
Deemed dividend distribution to shareholders (Note 12)	—	—	(111,454)	—	—	(111,454)	—	(111,454)
Share-based compensation expenses	—	—	1,085,897	—	—	1,085,897	—	1,085,897
Foreign currency translation adjustment	—	—	—	—	14,473,841	14,473,841	420,561	14,894,402
Balance as of December 31, 2022	931,849,600	$140,413,039	$297,187,705	$(686,637,550)	$(16,290,774)	$(265,327,580)	$(4,190,392)	$(269,517,972)

The accompanying notes are an integral part of these consolidated financial statements.

CH-AUTO TECHNOLOGY CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share number or otherwise noted)

	For the years ended December 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(67,570,521)	$(130,122,554)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of property, plant and equipment	—	51,458,349
Depreciation of property and equipment	23,433,074	21,794,737
Provision for obsolete stocks	—	8,095,607
Impairment of intangible assets	—	2,988,185
Amortization of intangible assets	1,593,626	1,462,259
Share-based compensation expenses	1,417,423	1,085,897
Amortization of right-of-use assets	—	368,170
Allowance for accounts receivable	(481,906)	37,432
Amortization of government subsidies	(37,206)	—
Loss/(Gain) on disposals of property and equipment	69,075	(8,634)
Loss on debt settlement	117,567	—

Changes in operating assets and liabilities		—
Accounts receivable	626,911	(375,449)
Prepaid expenses and other current assets	1,070,710	16,511,417
Inventories	407,850	1,170,063
Other non-current assets	688,552	183,506
Accounts payable	(1,698,121)	(525,680)
Amounts due from related parties	(184,627)	(577,816)
Amounts due to related parties	(37,119)	(88,161)
Deferred revenue	343,396	(233,548)
Taxes payable	380,378	(1,264,052)
Payroll payable	3,651,578	(4,525,504)
Accrued expenses and other current liabilities	16,132,986	25,431,710
Other long-term liabilities	2,351	(56)
Lease payment liabilities	—	(133,113)
Net cash used in operating activities	(20,074,023)	(7,267,235)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(25,384)	(151,774)
Proceed from long-term investment income	111,264	—
Proceed from disposal of property and equipment and intangible assets	832,307	48,138
Net cash provided by/(used in) investing activities	918,187	(103,636)

CH-AUTO TECHNOLOGY CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In U.S. dollars, except for share number or otherwise noted)

	For the years ended December 31,
	2021	2022
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of loans and borrowings	(37,950,181)	(3,700,569)
Proceeds from loans and borrowings from a related party	91,772	13,913,206
Deferred offering costs	—	(1,156,840)
Proceeds from T-round financing	13,316,178	7,950,661
Proceeds from loans and borrowings	49,643,309	1,172,444
Repayment of loans and borrowings to related parties	(1,433,626)	(13,106,608)
Contribution from a non-controlling shareholder	23,211	—
Net cash provided by financing activities	23,690,663	5,072,294
Effect of exchange rate changes	(119,168)	(895,998)
Net change in cash, cash equivalents and restricted cash	4,415,659	(3,194,575)
Cash, cash equivalents and restricted cash, at beginning of year	1,612,214	6,027,873
Cash, cash equivalents and restricted cash, at end of year	$6,027,873	$2,833,298
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest expenses	$3,572,543	$1,726,029
Cash paid for income taxes	—	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Transfer of accounts receivable for debt settlement	6,318,348	—
Unpaid deemed dividend distribution	3,058,387	111,454
Recognition of Right-of-use and Lease payment liability	—	399,178
Conversion of debt into equity	$—	$43,686,078

The accompanying notes are an integral part of these consolidated financial statements.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

(a) Principal activities

CH-AUTO TECHNOLOGY CORPORATION LTD. (the “Company” or “CH-AUTO TECH”) was incorporated in the People’s Republic of China (the “PRC” or “China”) on July 9, 2012. The Company is a Chinese automotive manufacturer headquartered in Beijing, through its direct or indirectly owned subsidiaries (collectively, the “Group”), specializing in electric vehicle manufacturing, automotive design service, and automotive parts manufacturing. The Group started its business of automotive design service in 2003 and established a self-owned an electric vehicle brand “Qiantu Motor” in 2015. In 2018, the first all-electric urban super sports car, Qiantu K50, was launched in production. Qiantu K50 is China’s first volume produced all-electric super sports car and uses an aluminum-carbon fiber mechanical structure and a dual-motor all-wheel drive system.

(b) History of the Group

As of December 31, 2022, the Company’s principal subsidiaries are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:
CH-AUTO TECH(1)	July 9, 2012	The PRC		Automotive technology development
Main subsidiaries:
CH-Auto Automobile R & D Co., Ltd.	January, 28, 2014	The PRC	100%	Electric vehicle manufacturing
Qiantu Automobile (Suzhou) Co., Ltd. (“Suzhou Qiantu”)	February, 12, 2015	The PRC	100%	Electric vehicle manufacturing
Nanjing Qiantu Automobile Sales Co., Ltd. (“Nanjing Qiantu”)(2)	October, 11, 2017	The PRC	100%	Automobile sales
Nanjing Future Automotive Technology Co., Ltd.	October, 11, 2017	The PRC	100%	Automotive technology development
WATTPACK Technology Co., Ltd. (“WATTPACK”)(3)	January, 28, 2014	The PRC	100%	Electric vehicle manufacturing
CH-Auto Technology (Suzhou) Co., Ltd.	February, 9, 2015	The PRC	100%	Automotive technology development
Qingdao Zuki Industrial Design Co., Ltd.	December, 5, 2000	The PRC	60%	Industrial product design
Nanjing Future Automobile Investment Management Co., Ltd.	October, 12, 2017	The PRC	100%	Automobile project investment management

2. Going concern

For the years ended December 31, 2021 and 2022, the Group incurred net loss of $67.6 million and $130.1 million, with negative operating flows of $20.1 million and $7.3 million, respectively. As of December 31, 2022, the Group had an accumulated deficit of $686.6 million, and negative working capital of $332.5 million. Impacted by the adverse effect of the COVID-19 starting in December 2019 and shortage of funds, the Group temporarily halted its operations by suspending the business of manufacturing of vehicles and automotive parts and suffered from deteriorated financial position for the past three years, during which period the Group had been defaulting on the payments to the creditors, suppliers and employees. Up to the date of this report, there were $342.5 million in borrowings, accounts payable and

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Going concern (cont.)

other liabilities in default. The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, bank borrowings, the issuance of related party loans. As of the date the consolidated financial statements for the year ended December 31, 2022 available to be issued, the Group has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

The Group’s principal sources of liquidity have been financing from third-party investors. To meet the cash requirements for the next 12 months from the issuance date of this report, the Group is undertaking a combination of below remediation plans:

1.      The Group is in the progress of negotiation of extension of liabilities including borrowings, accounts payable and corresponding interests payable and penalties.

2.      The Group has been seeking more equity investments.

3.      The Group is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Group’s resources.

The Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back vehicle development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowance for doubtful accounts, impairment provision for inventories, useful lives and impairment

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

of long-lived assets and intangible assets, impairment of long-term investments, recognition of contingent liabilities, fair value of share-based payments, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The balance of cash and cash equivalents was $5.9 million and $2.2 million as of December 31, 2021 and December 31, 2022, respectively.

(e) Restricted cash

Restricted cash consists of frozen deposits due to legal disputes. The balance of restricted cash was $134,384 and $585,715 as of December 31, 2021 and December 31, 2022, respectively.

(f) Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Group writes down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. The amounts of inventory write-downs were nil and US$8.1 million for the years ended December 31, 2021 and 2022, respectively.

(g) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Residual value rate is determined to 3% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	20 years
Machinery equipment	5 – 10 years
Electronic equipment	5 years
Vehicles	5 years
Office equipment	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of comprehensive loss. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

(h) Intangible assets, net

Intangible assets mainly include land use rights which represents the lease prepayments to the local government authorities for the land in Suzhou and Qingdao, and purchased software, patents and trademarks with finite lives. Intangible assets are initially recognized and measured at cost upon acquisition. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Separately identifiable intangible assets that have finite lives continued to be amortized over their estimated economic useful lives using the straight-line method as follows:

Category	Estimated useful lives
Land use rights	50 years
Software and others	5 – 10 years

(i) Long-term investment

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income loss. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any.

On May 9, 2017, Suzhou Qingyuan Huaqing Investment Partnership (L.P.) (“Suzhou Qingyuan”) was incorporated. Pursuant to the partnership agreement, the Group invested $941,531 (RMB6.0 million), accounting for 4.21% of the total investment as a limited partner. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Suzhou Qingyuan had no readily determinable fair value.

As of December 31, 2021 and 2022, management considered no impairment charge was necessary as Suzhou Qingyuan was in normal operation and generated net investment profit in 2021 and 2022.

(j) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Management has performed a review of all long-lived assets and impairment loss for the long-lived assets recorded for the years ended December 31, 2021 and 2022 were nil and $54.4 million.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

(k) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties, rental deposits and bid security included in prepaid expenses and other current assets, long-term investment, loans and borrowings, accounts and notes payable, payable to services and others included in accrued expenses and other current liabilities. For the aforementioned financial instruments included in current assets and liabilities, except for ones measured at fair value, their carrying amount approximate to their respective fair values because of the general short maturities. The balance of long-term investment not reported at fair value is disclosed in Note 3 (i).

(l) Litigations

The Group and its operations from time to time may be parties to or targets of lawsuits, claims, investigations, and proceedings including product liability, personal injury, patent and intellectual property, commercial, contract, environmental, health and safety, and payroll matters, which are handled and defended in the ordinary course of business. The Group accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Group accrues the minimum amount.

(m) Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the merger between Mountain Crest Acquisition Corp. IV (“MCAF”) and the Group (the “Business Combination”). These costs, together with the underwriting discounts and commissions, would be charged to additional paid-in capital upon completion of the Business Combination. Should the Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2022, the Company has recognized $1.2 million deferred offering costs.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

(n) Revenue recognition

The Group’s revenues are mainly generated from vehicle design service and vehicle sales.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1.      Identification of the contract, or contracts, with the customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Vehicle design service

As a vehicle design provider, the Group enters into contracts with customers to provide services including the design of vehicle or component models, the development of necessary software and preparation of sample and equipment to be ready for the customers’ testing and production. The Group’s performance obligation is to transfer a package of deliverables consisting of design scheme, software, sample and equipment to the designated place and install equipment in place once verification result is proved to be satisfied. As the provision of above deliverables is not separately identifiable from each other within the context of the contracts and the customers cannot benefit from any single deliverable either on its own or together with other resources that are readily available to the customer, the Group determines it only has one performance obligation to provide completed outcomes of design service. Shipping and installing activities are considered to be fulfilment activities rather than promised services as they are performed before the customers control the design deliverables and are not, therefore, considered to be separate performance obligations. Revenue from vehicle design service is recognized at point in time when the Group transfers the design deliverables and relevant equipment is installed and tested to be ready to use. The Group provides one-year warranty which is the standard quality assurance and actual maintenance costs were immaterial for the years ended December 31, 2021 and 2022.

Vehicle sales

As an electronic vehicle manufacturer, the Group sells self-developed and produced electronic vehicles to customers. The Group’s performance obligation is to transfer electric vehicles at a fixed price agreed upon with the customers. The Group recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. Payments are typically received at the point control transfers. The Group provides one-year warranty which is the standard quality assurance and actual maintenance costs were immaterial for the years ended December 31, 2021 and 2022.

Others

The Group also provides the sales of miscellaneous merchandises in direct sales stores such as coffee and magazine. The Group recognizes the revenue at the fixed list price at a point in time upon the customers’ acceptance of the goods.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

In accordance with ASC 606, the Group evaluates the presentation of revenue on a gross versus net basis dependent on if the Group is a principal or agent. As the Group controls the services and goods before transfer, assuming primary responsibility, undertaking inventory risk and having discretion in establishing the price, the Group acts as a principal in all revenues and records revenue on a gross basis accordingly.

The following table disaggregates the Group’s revenue for the year ended December 31, 2021 and 2022:

	For the Year Ended December 31,
	2021	2022
By revenue type
Vehicle Design service	$5,969,757	$8,447,920
Vehicle sales	392,350	428,288
Others	120,278	168,672
Total	$6,482,385	$9,044,880

Contract balances

When a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

The contract liability represents the billings or cash received for services in advance of revenue recognition which is presented as deferred revenue and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue was amounted to $952,145 and $651,872 as of December 31, 2021 and 2022, respectively. Revenue of $79,815 and $5,633 was recognized from the deferred revenue balance at the beginning of the period for the years ended December 31, 2021 and 2022, respectively.

(o) Cost of Revenues

Vehicle design service

Cost of vehicle design service revenue primarily includes labor costs, material costs and manufacturing overheads (including depreciation of assets associated with the production).

Vehicle sales

Cost of vehicle sales revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation of assets associated with the production). Cost of vehicle sales also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

Others

Cost of others primarily includes material cost of merchandises.

(p) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, (ii) staff cost, (iii)share-based compensation expenses, (iv) rental fees and (v) depreciation related to selling and marketing functions.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

(q) General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, (ii) litigation expenses, (iii) depreciation related to general and administrative personnel, (iv) share-based compensation expenses, (v) asset impairment, (vi) professional service fees, (vii) properties rental fees, and (viii) other corporate expenses including idle cost.

(r) Research and development expenses

Research and development (“R&D”) expenses consist primarily of design and development expenses with new technology, including (i) payroll and related expenses for research and development professionals, (ii) depreciation and amortization expenses, (iii) manufacturing consignment, (iv)materials, supplies and (v) other related expenses.

(s) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

(t) Government subsidies

The Group receives government subsidies from certain local governments. The government subsidies with no further conditions to be met are recorded as other income when received. The government subsidies with the acquisition of land use rights are recorded as liabilities when received, and will be amortized over land use rights estimated economic useful lives using the straight-line method as other income. Government subsidies were $122,204 and $152,657 for the years ended December 31, 2021 and 2022, respectively.

(u) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,499). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022 and 2021, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(v) Value added tax (“VAT”)

The Group is subject to VAT on revenue generated from sales of products and services. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT from the payments to suppliers against their output VAT liabilities from revenue generation. There is no time limit on the utilization of input VAT until the deregistration of the entities. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for the revenue from sales of products including vehicles and core parts and 6% for revenue from provision of services.

(w) Share-based compensation

The Group grants share options and restricted shares (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values using graded vesting method or straight-line method over the requisite service period. For awards with service conditions, the Company would recognize compensation cost when the employee has satisfied the service condition. Compensation cost is recognized using the straight-line method, net of actual forfeitures, if any, over the requisite service period. The Group accounts for forfeitures as they occur.

(x) Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(y) Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2021	2022
Balance sheet items, except for equity accounts	6.3726	6.8972
	For the Years Ended December 31,
	2021	2022
Items in the statements of operations and comprehensive loss, and statements of cash flows	6.4508	6.7290

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(z) Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net loss per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted loss per share when inclusion of such effect would be anti-dilutive.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of significant accounting policies (cont.)

(aa) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ab) Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from January 1, 2023. The Group completed the evaluation process for the effect of the adoption of this ASU and does not expect a material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group adopted this ASU from January 1, 2022, and the adoption had no material impact on the Group’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. An entity should apply the amendments in this ASU either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. The Group adopted this ASU from January 1, 2022, and the adoption had no material impact on the Group’s consolidated financial statements.

The Group did not identify other recent accounting pronouncements that could potentially have a material impact to the Company’s consolidated results of operations or financial position.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Accounts receivable, net

The accounts receivable consisted of the following:

	As of December 31,
	2021	2022
Accounts receivable	$1,949,645	$2,167,649
Allowance for doubtful accounts	(924,330)	(890,545)
Accounts receivable, net	$1,025,315	$1,277,104

The Group reversed $481,906 bad debt expense for the year ended December 31, 2021 and recorded $37,432 bad debt expense for the year ended December 31, 2022, respectively.

5. Inventories, net

Inventories consisted of the following:

	As of December 31,
	2021	2022
Inventories:
Work in process	$7,127,661	$6,220,015
Raw materials	6,864,641	5,585,799
Finished goods	2,483,335	2,287,566
Inventories, gross	$16,475,637	$14,093,380
Less: provision of the inventory	—	(7,910,588)
Inventories, net	16,475,637	6,182,792

Raw materials primarily consist of materials for volume production such as lithium batteries, carbon fiber and other vehicle parts. Work-in-process primarily consist of vehicle components for Qiantu K50 production as well as clay modeling samples for vehicle design services. Finished goods primarily consist of new vehicles available for immediate sales.

The Group write-down inventory for any excess or obsolete inventories or when the Group believes that the net realizable value of inventories is less than the carrying value. As of December 31, 2021 and 2022, the net realizable value of raw materials and work in process for Qiantu K50 production was the selling price of Qiantu K50. The net realizable values of work in process for clay modeling samples for vehicle design services were the contract prices less reasonably predictable costs of completion and directly-related selling expenses. Considering that the materials or finished products are more than can be used to meet future need, nil and US$8.1 million of inventory write-downs were recognized for the years ended December 31, 2021 and 2022.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
Prepaid expenses and other current assets:
Prepaid value-added tax(1)	$26,126,593	$3,171,666
Prepaid expenses	2,239,662	3,310,869
Advance deposit for stock purchase(2)	—	3,000,000
Receivables from a third party(3)	—	581,000
Rental deposits and bid security	543,670	485,596
Staff advance	295,584	351,602
Others	56,406	26,768
Prepaid expenses and other current assets	$29,261,915	$10,927,501

____________

(1)      The Group is qualified for tax reimbursement of unutilized input VAT and received cash return of $22.2 million for the year ended March 31, 2022.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Prepaid expenses and other current assets (cont.)

(2)      On April 30, 2022, the Group’s subsidiary Qiantu Motor USA Inc. (“Motor USA”), Mountain Crest Holdings IV LLC (“Transferor”) and NextG Tech Limited (“NextG”), an affiliate of China Bridge Capital Limited (“CBC”), entered into a stock purchase agreement (“Sponsor Stock Purchase Agreement”), which provides for the transfer of 200,000 shares of common stock of MCAF, owned by the Transferor, to Motor USA. The stock purchase price $3.0 million was funded by Steady Axis Limited, an affiliate of CBC, with a convertible loan (Note 12).

(3)      On December 21, 2022, MCAF issued an unsecured promissory note in the aggregate principal amount of $581,000 to the Company. The promissory note is non-interest bearing and payable on the earlier the date which MCAF consummates a business combination with target businesses, or the date MCAF liquidates if a business combination is not consummated. The principal balance may be prepaid at any time. The principal balance shall be payable by the MCAF either: (i) in cash, or (ii) in shares of MCAF’s common stock (the “Conversion Shares”), par value $0.0001, at the Company’s election in writing. Company may elect to convert any outstanding principal balance into Conversion Shares, at any time when this note remains outstanding, at a fixed conversion price of $10.00 per share.

7. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2021	2022
Machinery equipment	$129,144,782	$119,142,469
Buildings	89,504,907	82,713,535
Vehicle	4,219,518	4,155,327
Electronic equipment	2,744,204	2,507,443
Office equipment	815,891	756,066
Plant, plant and equipment, gross	226,429,302	209,274,840
Less: accumulated depreciation	(79,921,060)	(95,061,284)
Less: impairment	—	(50,203,450)
Plant, plant and equipment, net	$146,508,242	$64,010,106

Depreciation and amortization expenses for the years ended December 31, 2021 and 2022 were $23.4 million and $21.8 million, respectively. Accumulated impairment loss as of December 31, 2021 and 2022 was nil and $50.2 million, respectively.

The net book amount of buildings and machinery equipment pledged as collateral for the Group’s loans and borrowings (Note 9) as of December 31, 2021 and 2022 was $111.1 million and $64.2 million, respectively. As of December 31, 2021 and 2022, The total amount of buildings and machinery equipment frozen by court (Note 10&11&12) was $76.5 million and $63.5 million, including $72.4 million and $63.5 million had been pledged before, respectively.

8. Intangible assets, net

Intangible assets consisted of the following:

	As of December 31,
	2021	2022
Land use right	$13,159,883	$12,158,944
Software and others	9,056,252	8,367,435
Intangible asset, gross	22,216,135	20,526,379
Less: accumulated amortization	(6,137,137)	(7,096,946)
Less: impairment	—	(2,915,313)
Intangible asset, net	$16,078,998	$10,514,120

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets, net (cont.)

For the years ended December 31, 2021 and 2022, amortization expense amounted to $1.6 million and $1.5 million, respectively. Accumulated impairment loss as of December 31, 2021 and 2022 was nil and $2.9 million, respectively.

The amount of land pledged as collateral for the Group’s loans and borrowings (Note 9) as of December 31, 2021 and 2022 was $11.6 million and $10.5 million, respectively. Among the pledged amount of land, $11.3 million and $10.2 million were frozen by court as of December 31, 2021 and 2022, respectively (Note 10&11&12). Future estimated amortization expense of intangible assets is as follows:

2023	$243,179
2024	243,179
2025	243,179
2026	243,179
2027	243,179
Thereafter	9,298,225
Total	$10,514,120

9. Loans and borrowings

Loans and borrowings consisted of the following:

	As of December 31,
	2021	2022
Short-term unsecured loans from third parties(1)	$48,645,765	$2,866,501
Short-term bank borrowings(3)	12,203,810	8,248,480
Short-term secured loan from a shareholder	9,415,309	8,699,182
Short-term secured loans from third parties(4)	2,479,365	—
Total short-term loans and borrowings	$72,744,249	$19,814,163

Long-term secured loans from a shareholder, current(2)	47,076,546	43,495,911
Long-term secured loans from third parties, current	33,619,399	31,062,313
Long-term secured bank borrowings, current	—	277,504
Current portion of long-term loans and borrowings	$80,695,945	$74,835,728

Long-term secured bank borrowings	316,668	—
Total long-term loans and borrowings	$316,668	$—
Total loans and borrowings	$153,756,862	$94,649,891

____________

(1)      Loans from a third party, Feng Chen Hui amounted to $48.6 million as of December 31, 2021 was for the daily operation of business originally. Mr. Feng was appointed as the director of the Company on March 7, 2022, has agreed to convert $29.8 million of loans into equity in 2022. The transaction was completed on April 1, 2022, with $11.9 million (RMB76.0 million) loans converted into paid-in capital and $17.9 million (RMB114.0 million) loans converted into additional paid-in capital. As of December 31, 2022, loans from a third party of $2.9 million consisted of loan repaid by Bank of Nanjing Xingang Branch as a guarantor for the loan with China Everbright Bank on behalf of the Company.

(2)      As of December 31, 2021 and 2022, 126,304,000 and 126,304,000 shares of CH-AUTO TECH owned by two related parties were pledged for these borrowings, respectively.

(3)      As of December 31, 2022, $7.1 million borrowing from China Everbright Bank was in default with the maturity date on June, 20, 2020. A total number of 33,450,000 pledged shares of CH-AUTO TECH were related to this borrowing.

(4)      $2.5 million short-term secured loan from third parties with maturity date on November, 20, 2022 has been fully repaid in April 2022. The default-related interest has not been fully repaid, and the loan was guaranteed by pledge of buildings and machinery equipment as of December 31, 2022.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Loans and borrowings (cont.)

The interest expenses of loans and borrowings were $11.3 million and $10.5 million for the years ended December 31, 2021 and 2022, respectively. The weighted average interest rates of loans and borrowings outstanding were 7.31% and 8.49% per annum as of December 31, 2021 and 2022, respectively.

Certain loans and borrowings are guaranteed by a pledge of certain land, buildings, machinery equipment, and the equity shares of the Company and a subsidiary of the Group:

As of December 31, 2021 and 2022, the total amounts of pledged assets were $122.7 million and $74.8 million, respectively (Note 7 and 8), and the total guaranteed amounts provided by related parties were $82.8 million and $72.0 million respectively (Note 14). As of December 31, 2021 and 2022, the total number of pledged shares of CH-AUTO TECH owned by shareholders were 169,254,000 and 169,254,000, respectively (Note 14).

As of December 31, 2021 and 2022, total value of Suzhou Qiantu’s equity shares owned by the Company of $9.4 million (RMB60.0 million) and $8.7 million (RMB60.0 million) were pledged for a short-term secured loan from a shareholder, respectively. As of December 31, 2021 and 2022, 9,500,000 and 9,500,000 shares of CH-AUTO TECH were pledged for the same loan, respectively. The pledged equity shares were associated with the loans from Xinyu Ganfeng New Energy Industry Investment Partnership (limited Partnership) (“Ganfeng”), which will be discharged when the loans were repaid. The maturity date of this loan was December 31, 2021. As the date of this report, the Company was in default of the due payment, and was in the process of negotiation to rearrange settlement agreement.

There was a total of 4 and 3 lenders, respectively, who filed lawsuits against the Group as of December 31, 2021 and 2022. The balance of loans and borrowings associated with these lawsuits were $56.5 million and $49.7 million as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the total penalty accrued related to loans and borrowings was $3.9 million and interest was $4.3 million (Note 12). As of December 31, 2022, a total of 2 creditors have signed settlement agreements, and the balance of borrowings associated with these settlements was $74.6 million. As of the date of this report, the Group is in default of $90.4 million repayments due to financial constraints.

10. Accounts and notes payable

Accounts and notes payable consisted of the amounts due to the Group’s suppliers for purchases of raw materials, long-lived assets and services.

Impacted by the adverse effect of COVID-19 starting in December 2019, the Group suffered from deteriorated financial position and began to default on payments due to suppliers. There was a total of 194 and 201 vendors, respectively, who filed lawsuits against the Group as of December 31, 2021 and 2022. The balance of accounts payable associated with these lawsuits were $65.5 million and $73.1 million as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the total penalty accrued related to the payments was $2.2 million and interest was $9.2 million (Note 12). As of December 31, 2022, a total of 23 vendors have signed settlement agreements, and the balance of accounts payable associated with these settlements was $3.4 million. As of the date of this report, the Group is in default of $84.5 million on the court ordered payments due to financial constraints.

11. Payroll payable

There was a total of 1,083 and 1089 employees respectively, who filed lawsuits against the Group as of December 31, 2021 and 2022. Among whom, 1149 have formally terminated the employment relationship with the Group as of December 31, 2022.

The balances of payroll as of December 31, 2021 and 2022 that were associated with these lawsuits were $17.9 million and $13.3 million, respectively. In determining these balances, the Group has taken into consideration of the combination of factors including but not limited to the date of these employee formal resignation, the status and balance of verdicts that have been reached as of December 31, 2021 and 2022, as well as the status of settlement agreements that these employees have signed in 2021 and 2022. The Company also incurred additional compensation obligation of $2.2 million and $2.2 million respectively as of December 31, 2021 and 2022.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Payroll payable (cont.)

The company has implemented the settlement agreement with employees since December 2021. A total of 870 of employees have signed settlement agreements, among which, 427 employees were associated with litigation. The Company was responsible to $10.2 million for salary arrears settlement. However, as of December 31, 2022, the Group’s capital transactions were not executed on schedule and the committed amount were not delivered.

As of December 31, 2022, the company has 3 pending lawsuits with employees, involving a claim amount of $0.1 million. As of the date of this report, the Group is in default of $13.2 million on the court ordered payments due to financial constraints.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
Accrued expenses and other current liabilities:
Payable to services	$34,213,428	$32,695,738
Interest payable	20,408,107	25,264,469
Litigation payable(1)	16,703,795	27,886,510
Deemed dividend payable(2)	18,335,117	17,049,287
Rental payable	7,564,556	5,919,551
Individual income tax and other payable	4,403,393	4,536,163
Convertible loan(4)	—	3,000,000
Deferred government grants	1,429,526	1,287,166
Advanced proceeds from financing(3)	13,479,584	202,981
Others	1,603,399	2,941,310
Accrued expenses and other current liabilities	$118,140,905	$120,783,175

____________

(1)      Litigation payable balance consisted of penalties and accrued interests associated with suppliers and third parties’ lawsuits, (Note 9 and 10), which were determined by the court verdicts.

(2)      In May 2018, January 2019 and May 2019, the Group received three capital injections of approximately $74.5 million (RMB480.0 million), $89.6 million (RMB600.0 million) and $43.5 million (RMB300.0 million) from three investors, respectively.

For the capital injections of $74.5 million and $89.6 million, the original investors designated a party, Nanjing Xingzhi Technology Industry Development Co., Ltd. (the “Nanjing Xingzhi”), who is controlled by Nanjing local government authorities to take over the equity interests in the Company at the end of three years and two years following the funds injected to the Company. As of December 31, 2021, the original investors had transferred all their shares in the Company to Nanjing Xingzhi and the shares are identical to other ordinary shares with no liquidation preference. Accordingly, the Company recognized these two capital injections as permanent equity. The predetermined annual return rate of investment of $74.5 million is 8.8% required from April 2018 to April 2021 and the predetermined annual return rate of investment of $89.6 million is 7% required from December 2018 to December 2020.

The capital injection of $43.5 million with 0.25% predetermined annual return rate required from May 2019 to May 2024 was invested by Suzhou Trust Co., Ltd. (the “Suzhou Trust”), who is ultimately controlled by Suzhou local government authorities.

Apart from the right to the predetermined returns for limited periods, all the aforementioned investors enjoyed the identical rights and assumed the identical obligations with other ordinary shareholders with no liquidation preference. Also, there is no unconditional obligation requiring the Company to redeem or repurchase the shares in the agreement. The Company was not obliged to any mandatory redemption, nor redemption at the option of the holder or upon on any events outsides its control. Thus, the Company recognized this capital injections as permanent equity. The Group accounted for the unconditional returns on the equity-classified instruments as deemed dividend distribution from accumulated deficit and dividend payable accordingly. For the years ended December 31, 2021 and 2022, the Company recognized deemed dividend distribution of $3.1 million and $0.1 million, with unpaid balance of $18.3 million and $17.0 million as of December 31, 2021 and 2022, respectively.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Accrued expenses and other current liabilities (cont.)

(3)      The Group initiated Round-1 Series T financing and entered into term sheets with several investors in 2021 to issue 55,200,000 shares at par value RMB1 and a unit price of RMB2.5 for a total consideration of $24.8 million (RMB158.0 million) based on pre-money equity value of US$0.32 billion (RMB$2.0 billion). After entering into confirmative subscription agreements, the investors are entitled to rights and undertake obligations of shareholders in proportion. The Group received advanced considerations from the investors of $13.5 million (RMB85.9 million) which was recognized as advanced proceeds from financing as of December 21, 2021. The Group subsequently received $7.7 million (RMB52.1 million) in 2022 and recognized the total consideration of $21.7 million (RMB138.0 million) as paid-in capital and additional paid-in capital when the signing of confirmative agreements completed in 2022.

In 2022, the Group initiated Round-2 Series T financing with identical par value and unit price as Round-1. The Group received advanced consideration from an investor of $0.2 million (RMB1.4 million) which was recognized as advanced proceeds from financing as of December 21, 2022.

(4)      On April 30, 2022, the Company entered into certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among MCAF , CH AUTO Inc., a Cayman Islands exempted company (“Pubco”) and Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Company Merger Sub”), pursuant to which, among other things, MCAF, Pubco, Company Merger Sub and the Company intend to effect a merger of Company Merger Sub with and into MCAF whereby MCAF will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). In connection with the Merger, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc. Steady Axis Limited, an affiliate of CBC, provided a $3 million loan for Motor USA to purchase stock of MCAF. Pursuant to the Sponsor Stock Purchase Agreement, the parties thereunder agree that Motor USA has no obligation to repay the loan in cash, and that the loan shall be convertible, at NextG’s option (“CBC Option”), into its or its designee’s right to receive 7,800,000 fully paid shares of the Company.

Other business lawsuits

Other than discussed in Note 10 and 11, there were 113 and 118 third parties, respectively, who filed lawsuits against the Group as of December 31, 2021 and 2022. The balance of accrued expenses and other current liabilities associated with these lawsuits were $21.3 million and $21.3 million as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the total penalty accrued related to the default third parties’ payments was $5.4 million and interest was $1.9 million. As of December 31, 2022, a total of 13 vendors have signed settlement agreements, and the balance of other payable associated with these settlements was $4.4 million. As of the date of this report, the Group is in default of $28.6 million on the court ordered payments due to financial constraints.

13. Leases

From January 1, 2022 the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and warehouse leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2021	2022
Operating right-of-use assets	—	30,252
Operating lease payment liabilities – current	—	259,577
Operating lease payment liabilities – non-current	—	—
Total lease liabilities	$—	$259,577

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Leases (cont.)

The components of operating lease expense are as follows:

	For the years ended December 31,
	2021	2022
Operating leases expense	—	387,266
Short-term lease expense	2,003,901	2,250,051
Total lease expenses	$2,003,901	$2,637,317

Short-term leases include vehicles and office leases with a term of 12 months or less. Both operating lease expense and short-term lease expense are recognized as general and administrative expenses and selling expenses.

The weighted average remaining lease terms and discount rates for the operating lease were as follows:

For the years ended December 31, 2022
Weighted average remaining lease term	0.08
weighted discount rate for the operating lease	5.70%

The future minimum payments under the Group’s operating leases as of December 31, 2022 was as follows:

For the year ended December 31,
2023	$280,695
Less: imputed interest	(21,118)
Operating lease liabilities, net of interest	$259,577

14. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021 and 2022:

No.	Name of Related Parties	Relationship
1	Beijing Boguancheng Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
2	Beijing Boguanjie Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
3	Beijing Boguanrong Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
4	Beijing Boguansheng Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
5	Beijing Boguante Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
6	Beijing Boguantong Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
7	Beijing Boguanxin Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Related party transactions (cont.)

No.	Name of Related Parties	Relationship
8	Beijing Boguantrust Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
9	Beijing Yuhuacheng Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
10	Beijing Yuhuajie Investment Partnership (Limited Partnership)*	Entity controlled by shareholders
11	Beijing Yuhuarong Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
12	Beijing Yuhuasheng Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
13	Beijing Yuhuate Investment Management Partnership (Limited Partnership)*	Entity controlled by shareholders
14	Beijing Yuhuatong Investment Partnership (Limited Partnership)*	Entity controlled by shareholders
15	Beijing Yuhuaxin Investment Partnership (Limited Partnership)*	Entity controlled by shareholders
16	Beijing Boguanyu Management Consulting Partnership (Limited Partnership)*	Entity controlled by shareholders
17	Beijing Yuhuate Investment Co., Ltd*	Entity controlled by shareholders
19	Suzhou Qingyuan Huaqing Venture Capital Enterprise (Limited Partnership)	Entity controlled by shareholders
20	Dai Ming	Executive partner of the entity controlled by founder
21	Lu Qun	Chairman of the Board of Directors
22	Sun Baihui	President of Shanghai Jitai Automobile Technology Co., Ltd.
23	Yao Hua	Secretary of the Board of Directors
24	Wang Kejian	President of the Group
25	Wang Lixin	President of Zhulin (Beijing) Fund Management Co., Ltd.
26	Shen Xiangchao	Chairman of the Supervisory Board
27	Wu Yanmin	Member of the Board of Directors
28	Hong Xiaowen	Wife of Lu Qun
29	Beijing Jiaqian Weidao Management Consulting Partnership (limited partnership)*	Entity controlled by shareholders
30	Beijing Yuxin Management Consulting Service Partnership (limited partnership)*	Entity controlled by shareholders
31	Suzhou Guantu Management Consulting Co., LTD*	Entity controlled by shareholders
32	Suzhou Yute Technology Co., LTD*	Entity controlled by shareholders

____________

*        Entities that are employee stock-holding platforms, have a high degree of overlap in shareholding with the Group, are collectively named as Employee Stock-holding Platforms.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Related party transactions (cont.)

(a)     The Group entered into the following transactions with related parties:

Nature	For the years ended December 31,
	2021	2022
Loans from related parties
Employee Stock-holding Platforms	$91,771	$—

Accrued interest expenses
Employee Stock-holding Platforms	194,520	—

Repayment of loans to related parties
Employee Stock-holding Platforms	1,433,623	—

Interest-free borrowings to a related party
Employee Stock-holding Platforms	—	34,979
Feng Chenhui	—	133,749

Interest-free borrowings from related parties
Feng Chenhui	—	20,805,469
Employee Stock-holding Platforms	687,479	386,387
Lu Qun	127,891	148,610
Yao Hua	106,963	—
Others	9,419	594

Repayment of interest-free borrowings from related parties
Feng Chenhui	—	12,924,304
Employee Stock-holding Platforms	886,013	13,576
Lu Qun	264,755	—
Yao Hua	82,638	—
Others	3,348	—

Collection of interest-free borrowings to related parties
Dai Ming	—	2,671

Debt transferred to equity
Feng Chenhui	—	28,235,993

Investment transferred to equity
Feng Chenhui	—	7,430,525

Accrued investment income
Suzhou Qingyuan Huaqing Venture Capital Enterprise (Limited Partnership)	111,263	—

Received investment income
Suzhou Qingyuan Huaqing Venture Capital Enterprise (Limited Partnership)	111,263	—

Related parties have provided guarantee for the Group in 2021 and 2022 (Note 9). As of December 31, 2021 and 2022, Lu Qun provided guarantee on loans and borrowings in the amount of $45.5 million and $39.8 million, respectively. As of December 31, 2021 and 2022, Hong Xiaowen provided guarantee on loans and borrowings with the amount of $33.6 million and $31.1 million, respectively. As of December 31, 2021 and 2022, Wu Yanmin provided guarantee on loans and borrowings with the amount of $1.2 million and $1.1 million, respectively. As of December 31, 2021 and 2022, Yao Hua provided guarantee on loans and borrowings with the amount of $2.5 million and nil million, respectively.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Related party transactions (cont.)

As of December 31, 2021 and 2022, the total number of pledged shares were 105,244,000 and 105,244,000 of CH-AUTO TECH owned by Lu Qun, respectively. As of December 31, 2021 and 2022, the total number of pledged shares were 21,520,000 and 21,520,000 of CH-AUTO TECH owned by Wu Yanmin, respectively. As of December 31, 2021 and 2022, the total number of pledged shares were 33,450,000 and 33,450,000 of CH-AUTO TECH owned by Wang Kejian, respectively. As of December 31, 2021 and 2022, the total number of pledged shares were 9,040,000 and 9,040,000 of CH-AUTO TECH owned by Sun Baihui, respectively.

(b)    The Group had the following balances with related parties:

	As of December 31,
	2021	2022
Amount due from related parties:
Employee Stock-holding Platforms	$363,253	$765,668
Others	8,109	141,173
Total	$371,362	$906,841
	As of December 31,
	2021	2022
Amount due to related parties, current:
Employee Stock-holding Platforms	$5,101,545	$5,473,160
Feng Chenhui	—	4,789,241
Others	6,395	157,274
Total	$5,107,940	$10,419,675
	As of December 31,
	2021	2022
Amounts due to a related party, non-current:
Feng Chenhui	$—	$13,048,773

The balance of amount due from and due to related parties represents funds received from and provided to related parties for daily operational purposes. The majority of funds are interest-free, unsecured and repayable on demand. A portion of funds are loans with annual interest rate from 5% to 10%, with 2-year contract term and extended to December 31, 2022. The balance of amount due from a related party, non-current is due in March, 2024 with 5.2% annual interest rate.

15. Non-controlling interests

In 2019, GFG PROGETTI S.R.L (“GFG”) entered into a joint-venture agreement with CH-AUTO TECH to establish Shanghai Jitai Automobile Technology Co., Ltd. (“Jitai”), obtaining 44% equity interest of Jitai. GFG made a total capital contribution of $23,211 for the years ended December 31, 2021, resulting in an increase of non-controlling interest of $10,213.

On February 1, 2021, WATTPACK transferred 20% equity interests of Carbon Fiber to a related party, Beijing Boguanyu Management Consulting Partnership (Limited Partnership) (“Boguanyu”) with nil consideration. Since the Group retains control of Carbon Fiber, the transferred equity interest to Boguanyu was accounted for as non-controlling interest in the amount of $347,562.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income tax

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2021 and 2022.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when (1) its taxable income is less than RMB3 million; (2) the number of employees does not exceed 300; (3) the total assets does not exceed RMB50.0 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021. According to Taxation [2021] No. 12, which was effective from January 1, 2021 to December 31, 2022, a small-scale and low-profit enterprise receives a tax preference including preferential tax rate of 2.5% on its taxable income below RMB1 million in 2021 and 2022. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million in 2022.

Entities that obtained HNTE status will enjoy the preferential tax rate of 15% for the period of 3 years. The Company CH-AUTO TECH obtained its HNTE status in 2020. The Company’s subsidiaries WATTPACK Technology Co., Ltd and Qingdao Zuki Industrial Design Co., Ltd. obtained its HNTE status in 2019 and renewal the status in 2022. Beijing WATTPACK Intelligent Control Electric Vehicle Technology Co., Ltd. and CH-Auto Automobile R & D Co., Ltd. obtained its HNTE status in 2019, and ceased to enjoy preferential tax rate since December 2022.

United States

The Company’s subsidiary incorporated in the U.S. is subject to federal income tax at 21%, depending upon taxable income levels. It did not have taxable income and no income tax expense was provided for the years ended December 31, 2021 and 2022.

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

For the years ended December 31,
	2021	2022
Current income tax expenses	$—	$—
Deferred income tax expenses	—	—
Total income tax expenses	$—	$—

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income tax (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2021	2022
Net loss before income tax	$67,570,521	$130,122,554
Income tax expense at statutory tax rate of 25%	16,892,630	32,530,638
Non-deductible expenses	(895,046)	(1,014,005)
Effect of research and development expenses super deduction	24,157	214,741
Effect of different tax rates of subsidiary operating in other jurisdiction	—	(70)
Effect of preferential tax rates	(1,946,145)	(2,582,788)
Deferred tax effect of tax rate change	—	370,566
Change in valuation allowance	(14,075,596)	(29,519,082)
Income tax expenses	$—	$—

The Non-deductible expenses mainly represented the expense for share-based compensation and non-deductible interest expense. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2021 and 2022 the Company did not have any significant interest or penalties associated with uncertain tax positions.

The significant components of the net deferred tax assets are summarized below:

	As of December 31,
	2021	2022
Deferred tax assets:
Tax losses	$83,376,690	$89,969,969
Impairment for long-lived assets	—	12,820,950
Advertising expenses	4,341,484	4,214,294
Unpaid salaries	4,116,750	3,544,204
Write-downs for inventory	—	1,584,085
Allowance for accounts receivable	69,677	30,013
Depreciation expenses	5,163	4,804
Valuation allowance	(91,909,764)	(112,168,319)
Deferred tax assets, net	$—	$—

As of December 31, 2021 and 2022, the Group had net operating loss carry-forwards of approximately $410.1 million and $431.1 million, respectively, which mainly arose from the Group’s subsidiaries established in the PRC As of December 31, 2021 and 2022, deferred tax assets from the net operating loss carry-forwards were nil. Due to the Group’s history of recurrent losses, the management did not expect the subsidiaries will generate enough profit to utilize the deferred tax assets in the future. The Group has recognized a valuation allowance of $91.9 million and $112.2 million for the years ended December 31, 2021 and 2022, respectively.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income tax (cont.)

Changes in valuation allowance are as follows:

	As of December 31,
	2021	2022
Balance at the beginning of the year	$76,419,460	$91,909,764
Additions of valuation allowance	14,075,596	29,519,082
Expired tax loss	(28,281)	(3,526,039)
Change on tax rate	(543,622)	2,025,422
Foreign exchange rate differences	1,986,611	(7,759,910)
Balance at the end of the year	$91,909,764	$112,168,319

As of December 31, 2022, net operating loss carry-forwards from PRC will expire, if unused, in the following amounts:

Net operating loss carryforwards
2023	$52,434,409
2024	82,352,595
2025	55,705,037
2026	56,319,880
2027	68,916,052
Thereafter	115,264,584
Total	$430,992,557

As of December 31, 2022, net operating loss from United States will carry forward indefinitely, in the amount of $89,015.

17. Share based compensation

2016 equity incentive plan

In April 2016, the shareholders and Board of Directors of the Company approved the 2016 share incentive plan (the “2016 Plan”), which is administrated by the Board of Directors and has a contractual term of 6 years from the date of adoption. Under the 2016 Plan, the Company granted 8,000,000 options to purchase the common stocks of the Company at RMB14.01 to its eligible directors and officers, middle-level managers and technicians and 5,780,000 restricted shares by two batches at unit purchase price of RMB6.00 to senior or special talents as determined by the board of directors. The first batch of 4,786,000 restricted shares has been granted in April 2016, while the grant date of latter batch of 994,000 restricted shares has been postponed to June 2019. In the meantime, unit purchase price of RMB6.00 has been changed to RMB1.50 and number of restricted shares granted has been changed into 3,976,000 as determined by the board of directors in 2019. The purpose of the 2016 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

•        Share options:    The first 30% of the share options shall vest on the third anniversary day from the grant date, and the following 35% and 35% share options shall vest on the fourth and fifth anniversary day.

•        Restricted shares:    The restricted shares were divided into two batched to grant in 2016 and 2019, respectively. Within each batch, the first 30% of the restricted shares shall vest on the third anniversary day from the grant date, and the following 35% and 35% restricted shares shall vest on the fourth and fifth anniversary day.

The grantees can exercise vested options after the commencement date of vest within one year.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Share based compensation (cont.)

2018 equity incentive plan

In May 2018, the shareholders and Board of Directors of the Company approved the 2018 share incentive plan (the “2018 Plan”), which is administrated by the Board of Directors and has a contractual term of 6 years from the date of adoption. Under the 2018 Plan, the Company granted 14,500,000 restricted shares at unit purchase price of RMB3.00 to qualified management and technicians in order to retain and motivate the management team and core employees to improve the Group’s ability to create value and long-term competitiveness.

The restricted shares under the 2018 Plan are subject to same vesting schedule. The first 30% shall vest on the third anniversary day from the grant date, and the following 35% and 35% shall vest on the fourth and fifth anniversary day. The grantees can exercise vested options after the commencement date of vest within one year.

(a) Share options

Activities of the Group’s share options during the years ended December 31, 2021 and 2022 were as follows:

	Number of options outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
		RMB	In Years
Outstanding as of December 31, 2020	2,380,350	14.01	1.30
Granted	—	—	—
Vested	(1,736,350)	14.01	—
Forfeited	(644,000)	14.01	—
Outstanding as of December 31, 2021	—	—	—
Granted	—	—	—
Vested	—	—	—
Forfeited	—	—	—
Outstanding as of December 31, 2022
Expected to vest as of December 31, 2022	—	—	—

Share-based compensation expense of $105,140 and nil for share option were recognized during the years ended December 31, 2021 and 2022, respectively. The Group reversed share-based compensation expenses of $59,464 and nil as share option were forfeited during the years ended December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, there were no unrecognized share-based compensation expenses.

The fair value of share options granted in 2016 was estimated on the date of each grant using the Binomial option-pricing model with the assumptions (or ranges thereof) in the following table:

2016
Expected term (years)(i)	6
Exercise price (RMB)	14.01
Fair value of the ordinary shares on the date of option grant (RMB)	6.42 – 6.46
Risk-free interest rate(ii)	2.61% – 2.81%
Expected dividend yield(iii)	0%
Expected volatility(iv)	48.52% – 49.31%

____________

(i)      Expected term is the contract life of the options.

(ii)     The risk-free interest rate of periods within the contractual life of the share option based on the market yield of U.S. Treasury Curve adjusted with the China country risk premium.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Share based compensation (cont.)

(iii)    The dividend yield was estimated by the Company based on its expected dividend policy over the contractual term of the options.

(iv)    The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

(b) Restricted shares

Activities of the Group’s restricted shares during the years ended December 31, 2021 and 2022 were as follows:

	Number of restricted shares	Weighted average grant-date fair value
		RMB
Outstanding as of December 31, 2020	11,642,700	8.05
Granted	—	—
Vested	(3,273,800)	7.80
Forfeited	(434,900)	7.80
Outstanding as of December 31, 2021	7,934,000	8.17
Granted	—	—
Vested	(2,625,900)	8.11
Forfeited	(1,606,500)	7.54
Outstanding as of December 31, 2022	3,701,600	8.48
Expected to vest as of December 31, 2022	3,701,600	—

The fair value of restricted shares was RMB8.16, RMB7.54 and RMB9.25 per unit granted at April 2016, June 2018 and June 2019, respectively. Share-based compensation expenses of $2.4 million and $1.4 million were recognized for restricted shares during the years ended December 31, 2021 and 2022, respectively. The Group reversed share-based compensation expenses of $1.1 million and $0.3 million as restricted shares were forfeited during the years ended December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, there were unrecognized share-based compensation expenses of $8.7 million and $4.7 million in relation to the restricted shares which is expected to be recognized over a weighted average period of 1.60 years and 1.45 years, respectively.

For the years ended December 31, 2021 and 2022, the allocation of total share-based compensation expenses is set forth as follows:

	For the years ended December 31,
	2021	2022
Selling and marketing expenses	$177,241	$119,002
General and administrative expenses	1,240,182	966,895
Total	$1,417,423	$1,085,897

18. Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group doesn’t have any capital commitment. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

CH-AUTO TECHNOLOGY CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Commitments and contingencies (cont.)

Legal proceedings

Up to the date of this report, there were 3 pending lawsuits with employees that had occurred as of December 31, 2022, involving an amount of $0.08 million.

Except for the above, the Company is not aware of any claims and litigations that had occurred as of December 31, 2022 still pending as of the issuance date of these consolidated financial statements.

19. Subsequent events

The Company is in the progress of reorganization to become a subsidiary of CH-Auto (HONGKONG) Limited, which was newly established in March 2022 by CCHG AUTOMOBILE TECHNOLOGY CO., LTD, a BVI corporation wholly-owned by Pubco. Up to the date of this report, the Company has not completed the reorganization.

The Group initiated Series T2 financing and entered into confirmative subscription agreements with the investors in March 2023 with total consideration of $7.6 million (RMB52.5 million) as permanent equity at RMB2.5 per share. Up to the date of this report, the investment consideration of $6.7 million (RMB46.4 million) has been collected and the Group is in the progress of registration procedures with the administrative department for industry and commerce.

On February 17, 2023, the Company entered into a convertible loan agreement with CBC and NextG Tech Limited, under which NextG Tech Limited provided a loan facility of $5.9 million to the Company. Pursuant to the convertible loan agreement, NextG Tech Limited, at its option, could require the Company repay the loan in cash, or the loan shall be convertible into its or its designee’s right to receive 16,000,000 fully paid shares of the Company. Up to the date of this report, the loan of $1.5 million has been collected. On June 2, 2023, the Company, CH Autotech USA, CH AUTO INC., CBC, Steady Axis Limited and NextG Tech Limited entered in to a subscription agreement, to convert the convertible loans of $3.0 million received in 2022 (Note 9) and $1.5 million subsequently received in 2023 into the Company’s shares at RMB2.5 per share, as a part of above Series T2 financing.

The Company has evaluated events subsequent to the balance sheet date of December 31, 2022 through June 9, 2023, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CH AUTO INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CH AUTO INC. (the “Company”) as of December 31, 2022, the related consolidated statements of income operations, comprehensive loss, stockholders’ deficit and cash flows for the period from January 25, 2022 through December 31 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from January 25, 2022 through December 31 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor since 2022.

Beijing, China

June 9, 2023

CH AUTO INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share number or otherwise noted)

As of December 31, 2022
ASSETS
Current assets
Deferred offering costs	$20,000
TOTAL ASSETS	$20,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Amount due to related parties	28,145
Total liabilities	$28,145

Shareholder’s deficit
Class A ordinary shares ($0.00001 par value, 4,000,000,000 shares authorized; nil shares issued and outstanding)	—
Class B ordinary shares ($0.00001 par value, 1,000,000,000 shares authorized; 25 shares issued and outstanding)	—
Share subscription receivable	—
Accumulated deficit	(8,145)
Total shareholders’ deficit	(8,145)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$20,000

The accompanying notes are an integral part of these consolidated financial statements.

CH AUTO INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share number or otherwise noted)

For the Period from January 25, 2022 (inception) through December 31, 2022
Operating expenses:
Formation costs	$(8,145)
Total operating expenses	$(8,145)
Net loss	$(8,145)

Weighted average number of shares outstanding, basic and diluted	25
Basic and diluted net loss per ordinary share	$(325.80)

The accompanying notes are an integral part of these consolidated financial statements.

CH AUTO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share number or otherwise noted)

	Ordinary Shares		Share Subscription Receivable	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of January 25, 2022 (inception)	—	$—	$—	$—	$—
Issuance of Class B ordinary shares	25	—	—	—	—
Net loss	—	—	—	(8,145)	(8,145)
Balance as of December 31, 2022	25	$—	$—	$(8,145)	$(8,145)

The accompanying notes are an integral part of these consolidated financial statements.

CH AUTO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share number or otherwise noted)

For the Period from January 25, 2022 (inception) through December 31, 2022
Cash Flows from Operating Activities:
Net loss	$(8,145)
Changes in operating assets and liabilities:
Amount due to related parties	8,145
Net cash provided by operating activities	$—

Net Change in Cash	—
Cash – Beginning	—
Cash – Ending	$—

Supplemental disclosure of financing activities:
Deferred offering costs paid by a related party	$20,000
Ordinary shares issued for subscription receivable	$—

The accompanying notes are an integral part of these consolidated financial statements.

CH AUTO INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars, except for share number or otherwise noted)

1. Description of Organization and Business Operations

CH AUTO INC. (the “Company”) was incorporated in Cayman Islands with limited liability on January 25, 2022. The Company and its wholly-owned subsidiaries, Ch-Auto Merger Sub Corp., CCHG AUTOMOBILE TECHNOLOGY CO., LTD and CH-Auto (HONGKONG) Limited, (collectively, the “Group”), were formed for the purpose of effecting a merger between Mountain Crest Acquisition Corp. IV (“MCAF”), CH-AUTO TECHNOLOGY CORPORATION LTD. as (“CH-AUTO TECH”), and certain other affiliated entities through a series of transactions (the “Business Combination”) pursuant to the definitive agreement entered into on April 30, 2022. In conjunction with the Business Combination, MCAF and CH-AUTO TECH will become wholly-owned subsidiaries of and will be operated by the Company.

2. Liquidity and going concern

For the period from January 25, 2022 through December 31, 2022, the Company incurred net losses of $ 8,145 and working capital deficit of $ 28,145 (excluding deferred offering costs). The Company’s operating results for future periods are subject to uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future.

For the next 12 months from the issuance date of the consolidated financial statements, a principal shareholder of the Company, has agreed to consider to provide necessary financial support in the form of debt and/or equity, to the Company to enable the Company to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements. The Company’s officers, directors and shareholders may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through December 31, 2022. Management plans to address this uncertainty through a Business Combination as discussed in Notes 1 and 6. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Summary of significant accounting policies

(a)    Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)    Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)     Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

CH AUTO INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars, except for share number or otherwise noted)

3. Summary of significant accounting policies (cont.)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

(d)    Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Business Combination. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the Business Combination. Should the Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2022, the Company has incurred $20,000 for legal expense.

(e)     Fair value measurement

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

4. Related party transactions

For the period from January 25, 2022 (inception) through December 31, 2022, the Company’s related parties, CH-AUTO TECH and its subsidiary Qiantu Automobile (Suzhou) Co., Ltd. (“Suzhou Qiantu”), made several payments on behalf of the Group. The payments were non-interest bearing and had no due date. CH-AUTO TECH paid offering costs of $20,000 and Suzhou Qiantu paid foundation fees of $8,145 for the Group as of December 31, 2022.

5. Shareholders’ equity

The authorized share capital of the Company is $50,000 divided into 5,000,000,000 shares comprising of (i) 4,000,000,000 Class A ordinary shares of a par value of $0.00001 each and (ii) 1,000,000,000 Class B ordinary shares of a par value of $0.00001 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be ordinary, preference or otherwise, shall be subject to the power on the part of the Company hereinbefore contained.

Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class B ordinary share shall entitle the holder thereof to fifteen votes on all matters subject to vote at general meetings of the Company and each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company.

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

CH AUTO INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars, except for share number or otherwise noted)

6. Subsequent events

On April 30, 2022, the Company entered into certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among MCAF, CH-AUTO TECH, and Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Company Merger Sub”), pursuant to which, among other things, MCAF, CH-AUTO TECH, Company Merger Sub and the Company intend to effect a merger of Company Merger Sub with and into MCAF whereby MCAF will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Company in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). In connection with the Company, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc.

CH-AUTO TECH is in the progress of reorganization to become a subsidiary of CH-Auto (HONGKONG) Limited. Up to the date of this report, the Group has not completed the reorganization.

The Company has evaluated events subsequent to the balance sheet date of December 31, 2022 through June 9, 2023, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Mountain Crest Acquisition Corp. IV

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mountain Crest Acquisition Corp. IV (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from March 2, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from March 2, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, its business plan is dependent on the completion of a financing transaction and the Company’s cash and working capital as December 31, 2022 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

New York, New York
April 3, 2023

MOUNTAIN CREST ACQUISITION CORP. IV
BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current Assets
Cash	$195,100	$370,278
Prepaid expenses	5,833	47,341
Cash and marketable securities held in the Trust Account	34,084,917	57,501,914
TOTAL CURRENT ASSETS	$34,285,850	$57,919,533

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accrued expenses	$287,067	$101,888
Income taxes payable	136,619	—
Convertible note	581,000	—
Convertible note – related party	100,000	—
Deferred underwriting fee payable	2,012,500	2,012,500
Total Current Liabilities	3,117,186	2,114,388

Commitments and Contingencies
Redeemable Common Stock
Common stock subject to possible redemption, 3,317,480 and 5,750,000 shares at $10.27 and $10.00 per share as of December 31, 2022 and 2021, respectively	34,066,622	57,500,000

Stockholders’ Deficit
Common stock, $0.0001 par value; 30,000,000 shares authorized; 1,807,500 shares issued and outstanding as of December 31, 2022 and 2021 (excluding 3,317,480 shares subject to possible redemption)	181	181
Additional paid-in capital	—	—
Accumulated deficit	(2,898,139)	(1,695,036)
Total Stockholders’ Deficit	(2,897,958)	(1,694,855)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$34,285,850	$57,919,533

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period from March 2, 2021 (Inception) Through December 31, 2021
Operating and formation costs	$749,746	$292,345
Loss from operations	(749,746)	(292,345)
Other income
Interest earned on marketable securities held in Trust Account	774,918	1,914
Total other income	774,918	1,914
Income (Loss) before provision for income taxes	25,172	(290,431)
Provision for income taxes	(136,619)	—
Net loss	$(111,447)	$(290,431)
Weighted average shares outstanding, common stock subject to possible redemption	5,623,376	3,432,566
Basic and diluted net income per share, common stock subject to redemption	$0.03	$0.79
Weighted average shares outstanding, common stock, non-redeemable	1,807,500	1,581,102
Basic and diluted net loss per share, common stock, non-redeemable	$(0.16)	$(1.90)

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022 AND FOR THE PERIOD FROM MARCH 2, 2021
(INCEPTION)THROUGH DECEMBER 31, 2021

			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Common Shares
	Shares	Amount
Balance – March 2, 2021 (Inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor(1)	1,437,500	144	24,856	—	25,000
Measurement of redeemable shares	—	—	4,887,500	—	4,887,500
Allocation of offering costs related to redeemable shares	—	—	4,368,049	—	4,368,049
Offering costs	—	—	(4,773,824)	—	(4,773,824)
Sale of 210,000 Private Units	210,000	21	2,099,979	—	2,100,000
Issuance of Representative Shares	160,000	16	1,244,384	—	1,244,400
Accretion of common shares to redemption amount	—	—	(7,850,944)	(1,404,605)	(9,255,549)
Net loss	—	—	—	(290,431)	(290,431)
Balance – December 31, 2021	1,807,500	$181	$—	$(1,695,036)	$(1,694,855)
Accretion of common shares to redemption amount	—	—	—	(1,091,656)	(1,091,656)
Net loss	—	—	—	(111,447)	(111,447)
Balance – December 31, 2022	1,807,500	$181	$—	$(2,898,139)	$(2,897,958)

____________

(1)      Included an aggregate of 187,500 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Period from March 2, 2021 (Inception) Through December 31, 2021
Cash Flows from Operating Activities:
Net loss	$(111,447)	$(290,431)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(774,918)	(1,914)
Changes in operating assets and liabilities:
Prepaid expenses	41,508	(27,341)
Accrued expenses	185,179	101,888
Income taxes payable	136,619	—
Net cash used in operating activities	(523,059)	(217,798)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(581,000)	(57,500,000)
Cash withdrawn from Trust Account in connection with redemption	24,525,034	—
Cash withdrawn from Trust Account to pay franchise and income taxes	247,881	—
Net cash provided by (used in) investing activities	24,191,915	(57,500,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	56,350,000
Proceeds from sale of Private Placement Units	—	2,100,000
Proceeds from issuance of common stock to Sponsor	—	25,000
Repayment of promissory note – related party	—	(386,924)
Proceeds from convertible promissory note	581,000	—
Proceeds from convertible promissory note – related party	100,000	—
Redemption of common stock	(24,525,034)	—
Net cash (used in) provided by financing activities	(23,844,034)	58,088,076

Net Change in Cash	(175,178)	370,278
Cash – beginning of period	370,278	—
Cash – end of period	$195,100	$370,278

Non-Cash investing and financing activities:
Issuance of Representative Shares	$—	$1,244,400
Offering costs paid through promissory note	$—	$366,924
Prepaid expenses paid through promissory note	$—	$20,000
Initial Measurement of Class A common stock subject to possible redemption	$—	$48,244,451
Deferred underwriting fee payable	$—	$2,012,500
Accretion to Class A common stock subject to possible redemption	$1,091,656	$9,255,549

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mountain Crest Acquisition Corp. IV (the “Company”) was incorporated in Delaware on March 2, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business transaction with one or more businesses that the Company has not yet identified (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity through December 31, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination, in particular the activities in connection with the proposed business combination transaction with CH Auto Technology Corporation, Ltd., a Cayman Islands exempted company, as described in Note 6, below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on June 29, 2021. On July 2, 2021, the Company consummated the Initial Public Offering of 5,000,000 units (the “Units”) and, with respect to the shares of common stock included in the Units sold, the Public Shares at $10.00 per Unit, generating gross proceeds of $50,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 195,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to Mountain Crest Holdings IV LLC (the “Sponsor”) and Network 1 Securities, Inc. generating gross proceeds of $1,950,000, which is described in Note 4.

Following the closing of the Initial Public Offering on July 2, 2021, an amount of $50,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”), which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended, (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account as described below.

On July 6, 2021, the underwriters fully exercised their over-allotment option, resulting in an additional 750,000 Units issued for an aggregate amount of $7,500,000. In connection with the underwriters’ full exercise of their over-allotment option, the Company also consummated the sale of an additional 15,000 Private Placement Units at $10.00 per Private Placement Units, generating total proceeds of $150,000. A total of $7,500,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $57,500,000.

Transaction costs amounted to $4,773,824 consisting of $1,150,000 of underwriting fees, $2,012,500 of deferred underwriting fees and $1,611,324 of other offering costs (which includes $1,244,400 of Representative Shares. See Note 7).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and net of amounts previously released to the Company to pay its tax obligations) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commission the Company will pay to the underwriters (as discussed in Note 6).

Pursuant to its Amended and Restated Certificate of Incorporation, the Company will proceed with a Business Combination provided the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to (a) vote its Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares held by it in favor of a Business Combination and (b) not to redeem any shares in connection with a stockholder vote to approve a Business Combination or sell any such shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to (i) waive its redemption rights with respect to Founder Shares, Private Shares and any Public Shares it may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination and (ii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders an opportunity to redeem their Public Shares in conjunction with any such amendment. However, the Sponsor will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the Combination Period (defined below).

The Company initially had until July 2, 2022 to consummate a Business Combination, however, based upon the execution of the Merger Agreement on April 30, 2022, the period of time for the Company to complete a business combination under its certificate of incorporation was extended for a period of 6 months from July 2, 2022 to January 2, 2023 (Note 6). Subsequently, as approved by its stockholders at the special meeting of Stockholders held on December 15, 2022 (the “Special Meeting”), the Company entered into an amendment to the Investment Management

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Trust Agreement, dated as of June 29, 2021, with Continental Stock Transfer & Trust Company, on December 15, 2022 (the “Trust Amendment”). Pursuant to the Trust Amendment, the Company has the right to extend the time for the Company to complete its initial business combination (the “Business Combination Period”) under the Trust Agreement for a period of 3 months from January 2, 2023 to April 2, 2023, plus an option for the Company to further extend such date to July 2, 2023 and to be further extended to the extent the Company’s Amended and Restated Certificate of Incorporation is amended to extend the Business Combination Period. The Company extended the time it has to complete its initial business combination from January 2, 2023, to April 2, 2023 by depositing $581,000 into the trust account on December 16, 2022. On March 27, 2023, the Company further extended the time it has to complete its initial business combination from April 2, 2023 to July 2, 2023 by depositing $343,936 in to the trust account on March 29, 2023 (Note 10).

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on December 15, 2022, 2,432,520 shares were tendered for redemption.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $195,100 of cash held outside its Trust Account for use as working capital (the “Working Capital”).

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below (see Note 5).

On August 26, 2022, the Company issued the Convertible Promissory Note to the Sponsor, pursuant to which the Company may borrow up to an aggregate amount of $100,000. The Convertible Promissory Note is non-interest bearing and payable on the earlier of (i) the date the Company completes its Business Combination or (ii) the date the Company liquidates if a Business Combination is not completed. As of December 31, 2022 and 2021 there were $100,000 and no Working Capital Loans outstanding, respectively.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

On October 24, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $100,000 (the “Note”) to the “Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $100,000 that may be drawn down from time to time and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. In addition, at the written election of the Sponsor the principal amount due under the Note may be converted at the closing of a business combination into private units of the Company identical to the public units issued in the Company’s initial public offering at a price of $10.00 per unit. No amounts have been drawn on this promissory note as of December 31, 2022.

On December 21, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $581,000 (the “Note”) to the Target. The Promissory Note is non-interest bearing and payable on the earlier the date on which Maker consummates a business combination with target businesses, or (ii) the date the Maker liquidates if a business combination is not consummated (the “Due Date”). The principal balance may be prepaid at any time. The principal balance shall be payable by the Maker either: (i) in cash, or (ii) in shares of Maker’s common stock (the “Conversion Shares”), par value $0.0001, at the Payee’s election in writing. Payee may elect to convert any outstanding principal balance into Conversion Shares, at any time when this Note remains outstanding, at a fixed conversion price of $10.00 per share. No amounts have been drawn on this promissory note as of December 31, 2022.

On March 29, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $350,000 (the “Note”) to CH AUTO. Pursuant to the Note, CH AUTO loaned the Company an aggregate amount of $350,000 that is due and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the Note may be converted at the closing of a business combination by the Company into the Company Common Stock or ordinary shares, at CH AUTO’s option, at a price of $10.00 per share of common stock or ordinary share.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by April 2, 2023, then the Company may cease all operations except for the purpose of liquidating. The liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 2, 2023.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. treasury securities and generally have a readily determinable fair value, or a combination thereof. Gains and losses resulting from the change in fair value of these securities are included in interest earned on marketable securities held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in FASB Accounting Standards Codification (“ASC”), Topic 480 “Distinguishing Liabilities from Equity.” Shares of Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s Common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on December 15, 2022, 2,432,520 shares were tendered for redemption.

Accordingly, at December 31, 2022 and 2021, 3,317,480 and 5,750,000 common stock subject to possible redemption is presented at redemption value of $10.27 per share and $10.00 per, respectively, as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stocks to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stocks resulted in charges against additional paid-in capital and accumulated deficit.

At December 31, 2022 and 2021, the common stock reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Allocation of offering costs related to redeemable shares	(4,368,049)
Proceeds allocated to Public Rights	(4,887,500)
Plus:
Accretion of carrying value to redemption value	9,255,549
Common stock subject to possible redemption, December 31, 2021	$57,500,000
Less:
Redemptions of Common stock on December 15, 2022	(24,525,034)
Plus:
Accretion of carrying value to redemption value	1,091,656
Common stock subject to possible redemption, December 31, 2022	$34,066,622

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the common stock issued were initially charged to temporary equity and then accreted to common stock subject to redemption upon the completion of the Initial Public Offering. Offering costs amounted to $4,773,824 consisting of $1,150,000 of underwriting fees, $2,012,500 of deferred underwriting fees and $1,611,324 of other offering costs. These were charged to stockholders’ deficit upon the completion of the Initial Public Offering. $4,368,049 was allocated to Public Shares and charged to temporary equity, and $405,775 was allocated to public rights and charged to stockholders’ deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The tax provision for the year ended December 31, 2022 amounted to $136,619. The tax provision for the period from March 2, 2021 (commencement of operations) through December 31, 2021 was deemed to be de minimis.

Net Loss Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Loss Per Share. The statement of operations includes a presentation of loss per redeemable public share and loss per non-redeemable share following the two-class method of loss per share. In order to determine the net loss attributable to both the public redeemable shares and non-redeemable shares, the Company first considered the total loss allocable to both sets of shares. This is calculated using the total net loss less any dividends paid. For purposes of calculating net loss per share, any remeasurement of the accretion to redemption value of the redeemable shares subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total loss allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 76% for the redeemable Public Shares and 24% for the non-redeemable shares for the year ended December 31, 2022, reflective of the respective participation rights.

The earnings per share presented in the statements of operations is based on the following:

	For the Year Ended December 31, 2022		For the Period from March 2, 2021 (inception) through December 31, 2021
	Redeemable	Non- redeemable	Redeemable	Non- redeemable
Basic and diluted net loss per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(910,458)	$(292,645)	$(6,535,576)	$(3,010,404)
Accretion of temporary equity to redemption value	1,091,656	—	9,255,549	—
Allocation of net income (loss)	$181,198	$(292,645)	$2,719,973	$(3,010,404)

Denominator:
Weighted-average shares outstanding	5,623,376	1,807,500	3,432,566	1,581,102
Basic and diluted net income (loss) per share	$0.03	$(0.16)	$0.79	$(1.90)

In connection with the underwriters’ full exercise of their over-allotment option on July 2, 2021, 187,500 Founder Shares were no longer subject to forfeiture. These shares were excluded from the calculation of weighted average shares outstanding until they were no longer subject to forfeiture.

As of December 31, 2022 and 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common shares and then share in the Company’s earnings. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Fair value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 5,750,000 Units, inclusive of 750,000 Units sold to the underwriters on July 6, 2021 upon the underwriters’ election to fully exercise their over-allotment option, at a purchase price of $10.00 per Unit. Each Unit consists of one share of common stock and one right (“Public Right”). Each Public Right entitles the holder to receive one-tenth of one share of common stock at the closing of a Business Combination (see Note 6).

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on December 15, 2022, 2,432,520 shares were tendered for redemption.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Network 1 Financial Securities, Inc. (and/or their designees) purchased an aggregate of 195,000 Private Units, at a price of $10.00 per Private Unit, for an aggregate purchase price of $1,950,000, in a private placement. On July 6, 2021, the Sponsor also agreed to purchase an additional 15,000 Private Units, at a price of $10.00 per Private Unit, or $150,000 in the aggregate in connection with the underwriters’ full exercise of their over-allotment option. Each Private Unit consists of one share of common stock (“Private Share”) and one right (“Private Right”). Each Private Right entitles the holder to receive one-tenth of one share of common stock at the closing of a Business Combination. The proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 2, 2021, the Company issued 1,437,500 shares of common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. The 1,437,500 Founder Shares included an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). As a result of the underwriters’ election to fully exercise their over-allotment option on July 6, 2021, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until, with respect to 50% of the Founder Shares, the earlier of six months after the date of the consummation of a Business Combination and the date on which the closing price of the Company Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of a Business Combination and, with respect to the remaining 50% of the Founder Shares, six months after the date of the consummation of a Business Combination, or earlier in each case if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on July 2, 2021 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. However, pursuant to the terms of such agreement, the Company may delay payment of such monthly fee upon a determination by the Company’s Audit Committee that the Company lacks sufficient funds held outside the Trust Account to pay actual or anticipated expenses in connection with a Business Combination. For the year ended December 31, 2022, the Company incurred and paid $120,000 in fees for these services. For the period from March 2, 2021 (inception) through December 31, 2021, the Company incurred and paid $60,000 in fees for these services Amounts incurred for these services is included in operating and formation costs in the accompanying statements of operations.

Promissory Notes — Related Parties

On March 3, 2021 the Company issued the Promissory Note to the Sponsor, pursuant to which the Company may borrow up to an aggregate amount of $500,000 to cover expenses related to the Initial Public Offering. The Promissory Note was non-interest bearing and payable on the completion of the Initial Public Offering. The note was paid in full on July 2, 2021. The Company can no longer borrow against this note.

Convertible Note — Related Party

On August 26, 2022, the Company issued the Convertible Promissory Note to the Sponsor, pursuant to which the Company may borrow up to an aggregate amount of $100,000. The Convertible Promissory Note is non-interest bearing and payable on the earlier of (i) the date the Company completes its Business Combination or (ii) the date the Company liquidates if a Business Combination is not completed. On the maturity date, the Company shall pay in cash an amount equal to the outstanding amount, provided that the Sponsor, in its sole discretion, chose to convert the outstanding amount into Private Placement Units at a conversion price equal to $10.00 per Unit. The proceeds of the note will be used by the Company for working capital purposes. As of December 31, 2022 and 2021 there were $100,000 and no Working Capital Loans outstanding, respectively.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

On October 24, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $100,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $100,000 that may be drawn down from time to time and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. In addition, at the written election of the Sponsor the principal amount due under the Note may be converted at the closing of a business combination into private units of the Company identical to the public units issued in the Company’s initial public offering at a price of $10.00 per unit. $100,000 have been drawn on this promissory note as of December 31, 2022.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Private Units at a price of $10.00 per unit. The Private Units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

NOTE 6. COMMITMENTS

Registration Rights

The holders of the Founder Shares, the Private Units, and any shares that may be issued in payment of Working Capital Loans (and all underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) and securities issued in payment of Working Capital Loans can elect to exercise these registration rights at any time commencing on the date that the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Notwithstanding the foregoing, Network 1 Securities, Inc. may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the Initial Public Offering and may not exercise its demand rights on more than one occasion. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, $2,012,500. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of the $0.35 per Unit, $0.30 will be paid in cash and $0.05 will be paid in an equivalent value of shares.

Contingent Fees

In connection with the closing of the initial business combination, the Company has agreed to pay $50,000 to its initial public offering legal counsel as deferred initial public offering fees. In the event the Business Combination is not completed, no deferred initial public offering amounts would be due.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS (cont.)

The Merger Agreement

On April 30, 2022, the Company entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, CH AUTO Inc., a Cayman Islands exempted company (“Pubco”), Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”) and CH-Auto Technology Corporation Ltd., a company organized under the laws of the People’s Republic of China (the “CH Auto”), pursuant to which, among other things, the Company, Pubco, Merger Sub and CH Auto intend to effect a merger of Merger Sub with and into the Company whereby the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). In connection with the Merger, the name of the Surviving Corporation shall be changed to CH Autotech USA, Inc. Following the Merger, Pubco expects its ordinary shares to be traded on the Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.

Based upon the execution of the Merger Agreement, the period of time for the Company to complete a business combination under its certificate of incorporation was extended for a period of 6 months from July 2, 2022 to January 2, 2023.

M&A Advisory Agreement

The Company engaged Beijing Haohan Tianyu Investment Consulting Co., Ltd. (“BHTIC”) to act as its M&A Advisor to conduct local due diligence for the Company on CH AUTO by entering into the M&A Advisory Agreement on April 3, 2022. Pursuant to the M&A Advisory Agreement, the Company shall make a payment to BHTIC of an aggregate M&A Fee (the “M&A Fee”) equivalent to 1% of the post-money post-PIPE equity value of CH AUTO in shares of the post-transaction combined company to be issued upon closing of the Transaction at $10 per share.

A&R Merger Agreement

On December 23, 2022, the Company, Pubco, Merger Sub and CH Auto entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”). Specifically, the A&R Merger Agreement amended and modified the Merger Agreement to: (a) provide that all options issued by the Company prior to the Business Combination shall be included in Company Merger Consideration that will be issued in connection with the closing of the Business Combination, (b) extend the date by which Pubco shall secure subscription agreements with investors relating to a purchase of Pubco Class A Ordinary Shares through a private placement, in each case on terms consented by the Company, pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing, and (c) update and conform the terms of the Merger Agreement for the passage of time and satisfaction of certain conditions to the Closing of the Merger.

NOTE 7. STOCKHOLDERS’ DEFICIT

Common Stock — The Company is authorized to issue 30,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 1,807,500 shares of common stock issued and outstanding, excluding 3,317,480 and 5,750,000 of common stock subject to possible redemption which are presented as temporary equity as of December 31, 2022 and 2021, respectively.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his,

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 7. STOCKHOLDERS’ DEFICIT (cont.)

her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional shares of common stock upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Representative Shares

The Company issued to Network 1 Financial Securities, Inc. and/or its designees 160,000 shares of common stock (the “Representative Shares”). The Company accounted for the Representative Shares as an offering cost related to the Initial Public Offering, resulting in a charge directly to stockholder’s equity. The Company estimates the fair value of Representative Shares to be $1,244,400 based upon the offering price of the Units of $7.78 per Unit. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Shares have been deemed compensation by Financial Industry Regulatory Authority (“FINRA”) and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s National Association of Securities Dealers (“NASD”) Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

NOTE 8. INCOME TAX

The Company’s net deferred tax assets (liability) are as follows:

	December 31,
	2022	2021
Deferred tax assets (liability)
Net operating loss carryforward	$—	$9,481
Startup/Organization expenses	137,015	51,510
Total deferred tax assets (liability)	137,015	60,991
Valuation allowance	(137,015)	(60,991)
Deferred tax assets (liability), net of allowance	$—	$—

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 8. INCOME TAX (cont.)

The income tax provision for the year ended December 31, 2022 and for the period from March 2, 2021 (inception) through December 31, 2021 consists of the following:

	December 31,
	2022	2021
Federal
Current	$136,619	$—
Deferred benefit	(76,024)	(60,991)

State
Current	—	—
Deferred	—	—
Change in valuation allowance	76,024	60,991
Income tax provision	$136,619	$—

As of December 31, 2022 and 2021, the Company has $0 and $45,149, respectively, of U.S. federal net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets (liability) will not be realized. The ultimate realization of deferred tax assets (liability) is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets (liability), projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets (liability) and has therefore established a full valuation allowance. For the year ended December 31, 2022, the change in the valuation allowance was $76,024. For the period from March 2, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $60,991.

A reconciliation of the federal income tax rate to the Company’s effective tax rate during the year ended December 31, 2022 and for the period from March 2, 2021 (inception) through December 31, 2021 is as follows:

	December 31, 2022	For the period from March 2, 2021 (inception) through December 31, 2021
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	—%	—%
Merger & Acquisitions: Expenses	217.0%	—%
Interest & Penalties	2.7%	—%
Change in valuation allowance	302.0%	(21.0)%
Income tax provision	542.7%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its securities in the Trust Account that are invested in funds, such as Mutual Funds or Money Market Funds, that primarily invest in U.S. Treasury and equivalent securities as Trading Securities in accordance with ASC Topic 320 “Investments — Debt and Equity Securities. Trading Securities are recorded at fair market value on the accompanying balance sheets.

At December 31, 2022, assets held in the Trust Account were comprised of $581,000 in cash and $33,503,917 in a mutual fund that is invested primarily in U.S. Treasury Securities. Through December 31, 2022, the Company withdrew $247,881 of the interest earned on the Trust Account to pay franchise and income taxes.

At December 31, 2021, assets held in the Trust Account were comprised of $57,501,914 in a mutual fund that is invested primarily in U.S. Treasury Securities. Through December 31, 2021, the Company did not withdraw any of the interest earned on the Trust Account.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Trading Securities	Level	Fair Value
December 31, 2022	Marketable securities held in Trust Account — Mutual Fund	1	$33,503,917

December 31, 2021	Marketable securities held in Trust Account — Mutual Fund	1	$57,501,914

NOTE 10. SUBSEQUENT EVENTS

On March 31, 2023, the Company and UHY Advisors/UHY LLP, the Company’s independent registered public accounting firm, entered into an unsecured promissory note for services rendered and unpaid in the principal sum of Fifty Nine Thousand Seven Hundred Ten and 08/100 dollars ($59,710.08), plus interest applied monthly on any un-paid balance at the rate of eight (8%) percent per year until such sum is fully paid. If $59,710.08 is paid in full on this promissory note no later than July 31, 2023, all accrued finance charges on this promissory note will be forgiven. The promissory note is payable by the Company in advance without penalty.

Amendment to the A&R Merger Agreement

On March 1, 2023, the Company, CH-AUTO, Pubco and Merger Sub entered an amendment (the “Amendment”) to the A&R Merger Agreement. The Amendment provides that (i) instead of acquiring at least 90% of the CH AUTO, the Company would only need to acquire at least 71.2184% of CH AUTO to consummate the Closing, (ii) immediately

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 10. SUBSEQUENT EVENTS (cont.)

after the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of five (5) members, among which one (1) person shall be designated by Sponsor, four (4) persons shall be designated by CH AUTO and at least two (2) persons of the Post-Closing Pubco Board shall qualify as independent directors under the Securities Act and Nasdaq rules, (iii) modified the timing of CH AUTO’s delivery of the Equityholder Allocation Schedule, (iv) simultaneously with and in exchange for the issuance of the CH AUTO Merger Consideration, but before the Closing of the Merger, Pubco’s subsidiary, CH-Auto (Hong Kong) Limited (“CH-Auto HK”), or a then-established wholly-owned PRC subsidiary of CH-Auto HK (together with CH-Auto HK, the “Holding Company”, as the context may require), shall acquire all the shares of CH AUTO’s equity securities (the “Company Common Stock”) held by each Company Reorganization Stockholder at par value or other value as agreed between the Holding Company and the Company Reorganization Stockholders (the “HK Share Purchase”); provided however, certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (each a “DSO Stockholder” and together, the “DSO Stockholders”) shall each transfer up to 25% of the stocks of CH AUTO held by him or her due to restrictions under the PRC laws. Each DSO Stockholder shall further enter into a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an economic rights transfer agreement (the “Economic Rights Transfer Agreement”) with the Holding Company (the “HK Voting Rights Entrustment”), pursuant to which each DSO Stockholder shall transfer and assign to the Holding Company (i) all of their respective voting rights in connection with the remaining shares of Company Common Stock held by them (the “DSO’s Remaining Shares”) pursuant to the Voting Rights Proxy Agreement and (ii) all of their economic rights, including the right to receive dividends, in connection the DSO’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement. The Pubco Ordinary Shares issued to each DSO Shareholder in exchange for such DSO’s Remaining Shares, shall be subject to restrictions on transfer, conveyance, assignment and further encumbrance until the DSO Shareholder transfers and conveys the underlying shares of Company Common Stock to the Holding Company. Upon the completion of the HK Share Purchase, and after giving effect to the HK Voting Right Entrustment (the “Reorganization Closing”), the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of CH AUTO entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in CH AUTO, and (3) own, directly or indirectly own at least 37.8426% of the then-issued and outstanding equity interests in CH AUTO; (v) revised the definitions of Company Employee Option and Company FA Option, (vi) CH AUTO shall advance the Company the aggregate amount of Seven Hundred and Fifty Thousand Dollars ($750,000) in two payments (the “Loans”) to fund the payment of the expenses incurred, in connection with two (2) extensions of the period of time for the Company to consummate a business combination and for working capital for the Company; (vi) in the event CH AUTO funds the initial payment of the Loan, the Outside Date shall be extended from May 15, 2023 to July 2, 2023, (viii) revised the timing, steps and procedure for the Reorganization and (ix) permitted CH AUTO to convert outstanding debt from a lender in the amount of RMB 39 million into 15.6 million shares of CH AUTO, at a conversion price of RMB 2.5 per share. The transactions contemplated by the A&R Agreement and the Amendment are collectively referred to as the “Business Combination.”

CH Auto Technology Corporation Ltd., the target company to the Company’s proposed business combination loaned the Company $350,000 to fund the Extension Payment. On March 29, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $350,000 (the “Note”) to CH AUTO. Pursuant to the Note, CH AUTO loaned the Company an aggregate amount of $350,000 that is due and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the Note may be converted at the closing of a business combination by the Company into the Company Common Stock or ordinary shares, at CH AUTO’s option, at a price of $10.00 per share of common stock or ordinary share.

The proceeds of the Note have been used by the Company to make a deposit $343,936 into the Trust Account to extend the time period for the Company to consummate its initial business combination from April 2, 2023 to July 2, 2023.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO FINANCIAL STATEMENTS

NOTE 11. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

On June 7, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $400,000 (the “June Note”) to CH AUTO. Pursuant to the June Note, CH AUTO loaned the Company an aggregate amount of $400,000 that is due and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The June Note does not bear interest. In the event that the Company does not consummate a business combination, the June Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the June Note may be converted at the closing of a business combination by the Company into the Company’s common stock or ordinary shares, at CH AUTO’s option, at a price of $10.00 per share of common stock or ordinary share.

On June 22, 2023, the Company’s stockholders approved another amendment to the Amended and Restated Certificate of Incorporation to further extend the deadline by which the Company may complete its Business Combination for six months to January 2, 2024, provided $250,000 is deposited into the Trust Account prior to July 2, 2023. On June 27, 2023, the Company deposited $250,000 into the Trust Account, accordingly the Company has until January 2, 2024, to consummate a Business Combination. In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on June 22, 2023, there were 1,810,489 shares tendered for redemption and approximately $19.1 million was paid out of the Trust Account to the redeeming stockholders.

MOUNTAIN CREST ACQUISITION CORP. IV
CONDENSED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current Assets
Cash	$314,071	$195,100
Prepaid expenses	35,833	5,833
Cash and marketable securities held in the Trust Account	16,180,210	34,084,917
TOTAL CURRENT ASSETS	$16,530,114	$34,285,850

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accounts payable and accrued expenses	$436,063	$287,067
Income taxes payable	294,877	136,619
Excise taxes payable	190,930	—
Promissory note	59,710	—
Convertible note	1,331,000	581,000
Convertible note – related party	100,000	100,000
Interest payable	1,191	—
Deferred underwriting fee payable	2,012,500	2,012,500
Total Current Liabilities	4,426,271	3,117,186

Commitments and Contingencies
Redeemable Common Stock
Common stock subject to possible redemption, 1,506,991 and 3,317,480 shares at $10.72 and $10.27 per share as of June 30, 2023 and December 31, 2022, respectively	16,150,622	34,066,622

Stockholders’ Deficit
Common stock, $0.0001 par value; 30,000,000 shares authorized; 1,807,500 shares issued and outstanding (excluding 1,506,991 and 3,317,480 shares subject to possible redemption as of June 30, 2023 and December 31, 2022, respectively)	181	181
Additional paid-in capital	—	—
Accumulated deficit	(4,046,960)	(2,898,139)
Total Stockholders’ Deficit	(4,046,779)	(2,897,958)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$16,530,114	$34,285,850

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating and formation costs	$219,246	$241,973	$404,068	$368,591
Loss from operations	(219,246)	(241,973)	(404,068)	(368,591)

Other income:
Interest earned on marketable securities held in Trust Account	403,320	77,644	777,172	83,434
Interest expense	(1,191)	—	(1,191)	—
Total other income	402,129	77,644	775,981	83,434

Income (Loss) before provision for income taxes	182,883	(164,329)	371,913	(285,157)
Provision for income taxes	(78,564)	(1,581)	(152,768)	(1,581)
Net income (loss)	$104,319	$(165,910)	$219,145	$(286,738)

Weighted average shares outstanding, common stock subject to possible redemption	3,138,421	5,750,000	3,227,456	5,750,000
Basic and diluted net income (loss) per share, common stock subject to redemption	$0.09	$(0.02)	$0.17	$(0.04)

Weighted average shares outstanding, common stock, non-redeemable	1,807,500	1,807,500	1,807,500	1,807,500
Basic and diluted net income (loss) per share, common stock, non-redeemable	$(0.09)	$(0.02)	$(0.19)	$(0.04)

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2023	1,807,500	$181	$—	$(2,898,139)	$(2,897,958)
Accretion of common shares to redemption amount	—	—	—	(623,084)	(623,084)
Net income	—	—	—	114,826	114,826
Balance – March 31, 2023	1,807,500	$181	$—	$(3,406,397)	$(3,406,216)
Accretion of common shares to redemption amount	—	—	—	(553,952)	(553,952)
Excise tax payable attributable to redemption of common stock	—	—	—	(190,930)	(190,930)
Net income	—	—	—	104,319	104,319
Balance – June 30, 2023	1,807,500	$181	$—	$(4,046,960)	$(4,046,779)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2022	1,807,500	$181	$—	$(1,695,036)	$(1,694,855)
Net loss	—	—	—	(120,828)	(120,828)
Balance – March 31, 2022	1,807,500	181	—	(1,815,864)	(1,815,683)
Net loss	—	—	—	(165,910)	(165,910)
Balance – June 30, 2022	1,807,500	$181	$—	$(1,981,774)	$(1,981,593)

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net income (loss)	$219,145	$(286,738)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(777,172)	(83,434)
Interest expense	1,191	—
Changes in operating assets and liabilities:
Prepaid expenses	(30,000)	(992)
Accounts payable and accrued expenses	208,706	75,772
Income taxes payable	158,258	1,581
Net cash used in operating activities	(219,872)	(293,811)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(593,936)	—
Cash withdrawn from Trust Account to pay franchise and income taxes	182,779	2,163
Cash withdrawn from Trust Account in connection with redemption	19,093,036	—
Net cash provided by investing activities	18,681,879	2,163

Cash Flows from Financing Activities:
Proceeds from convertible promissory note	750,000	—
Redemption of common stock	(19,093,036)	—
Net cash used in financing activities	(18,343,036)	—

Net Change in Cash	118,971	(291,648)
Cash – beginning of period	195,100	370,278
Cash – end of period	$314,071	$78,630

Non-Cash investing and financing activities:
Excise tax payable attributable to redemption of common stock	$190,930	$—
Conversion of accounts payable to promissory notes	$59,710	$—
Accretion to Class A common stock subject to possible redemption	$1,177,036	$—

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mountain Crest Acquisition Corp. IV (the “Company”) was incorporated in Delaware on March 2, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business transaction with one or more businesses that the Company has not yet identified (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2023, the Company had not commenced any operations. All activity through June 30, 2023 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination, in particular the activities in connection with the proposed business combination transaction with CH Auto Technology Corporation, Ltd., a Cayman Islands exempted company, as described in Note 6, below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on June 29, 2021. On July 2, 2021, the Company consummated the Initial Public Offering of 5,000,000 units (the “Units”) and, with respect to the shares of common stock included in the Units sold, the Public Shares at $10.00 per Unit, generating gross proceeds of $50,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 195,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to Mountain Crest Holdings IV LLC (the “Sponsor”) and Network 1 Securities, Inc. generating gross proceeds of $1,950,000, which is described in Note 4.

Following the closing of the Initial Public Offering on July 2, 2021, an amount of $50,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”), which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended, (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account as described below.

On July 6, 2021, the underwriters fully exercised their over- allotment option, resulting in an additional 750,000 Units issued for an aggregate amount of $7,500,000. In connection with the underwriters’ full exercise of their over-allotment option, the Company also consummated the sale of an additional 15,000 Private Placement Units at $10.00 per Private Placement Units, generating total proceeds of $150,000. A total of $7,500,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $57,500,000.

Transaction costs amounted to $4,773,824 consisting of $1,150,000 of underwriting fees, $2,012,500 of deferred underwriting fees and $1,611,324 of other offering costs (which includes $1,244,400 of Representative Shares. See Note 7).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and net of amounts previously released to the Company to pay its tax obligations) at the time of the signing of an agreement to enter into a Business Combination.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commission the Company will pay to the underwriters (as discussed in Note 6).

Pursuant to its Amended and Restated Certificate of Incorporation, the Company will proceed with a Business Combination provided the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to (a) vote its Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares held by it in favor of a Business Combination and (b) not to redeem any shares in connection with a stockholder vote to approve a Business Combination or sell any such shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to (i) waive its redemption rights with respect to Founder Shares, Private Shares and any Public Shares it may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination and (ii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders an opportunity to redeem their Public Shares in conjunction with any such amendment. However, the Sponsor will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the Combination Period (defined below).

The Company initially had until July 2, 2022 to consummate a Business Combination, however, based upon the execution of the Merger Agreement on April 30, 2022, the period of time for the Company to complete a business combination under its certificate of incorporation was extended for a period of 6 months from July 2, 2022 to

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

January 2, 2023 (Note 6). Subsequently, as approved by its stockholders at the special meeting of Stockholders held on December 15, 2022 (the “Special Meeting”), the Company entered into an amendment to the Investment Management Trust Agreement, dated as of June 29, 2021, with Continental Stock Transfer & Trust Company, on December 15, 2022 (the “Trust Amendment”). Pursuant to the Trust Amendment, the Company has the right to extend the time for the Company to complete its initial business combination (the “Business Combination Period”) under the Trust Agreement for a period of 3 months from January 2, 2023 to April 2, 2023, plus an option for the Company to further extend such date to July 2, 2023 and to be further extended to the extent the Company’s Amended and Restated Certificate of Incorporation is amended to extend the Business Combination Period. The Company extended the time it has to complete its initial business combination from January 2, 2023, to April 2, 2023 by depositing $581,000 into the trust account on December 16, 2022. On March 27, 2023, the Company further extended the time it has to complete its initial business combination from April 2, 2023 to July 2, 2023 by depositing $343,936 in to the trust account on March 29, 2023 (Note 6).

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on December 15, 2022, 2,432,520 shares were tendered for redemption.

On June 22, 2023, the Company held the Special Meeting of Stockholders. The Company filed an amendment to its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on June 22, 2023 (the “Extension Amendment”), giving the Company the right to extend the time for the Company to complete its business combination (the “Business Combination Period”) from July 2, 2023 to January 2, 2024.

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on June 22, 2023, 1,810,489 shares were tendered for redemption and $19,093,036 was paid out of the Trust Account to the redeeming stockholders.

On June 27, 2023, the Company transferred $250,000 to Continental Stock Transfer and Trust Company to be deposited into the Trust Fund to extend the Business Combination Period from July 2, 2023 to January 2, 2024. Accordingly, the SPAC now has until January 2, 2024, to complete its initial business combination.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

On June 22, 2023, the Company’s stockholders elected to redeem 1,810,489 shares for a total of $19,093,036. The Company evaluated the classification and accounting of the share/ stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future event(s) will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a Business Combination as of June 30, 2023 and concluded that it is probable that a contingent liability should be recorded. As of June 30, 2023, the Company recorded $190,930 of excise tax liability calculated as 1% of the shares redeemed.

Liquidity and Capital Resources

As of June 30, 2023, the Company had $314,071 of cash held outside its Trust Account for use as working capital (the “Working Capital”).

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below (see Note 5).

On August 26, 2022, the Company issued the Convertible Promissory Note to the Sponsor, pursuant to which the Company may borrow up to an aggregate amount of $100,000. The Convertible Promissory Note is non-interest bearing and payable on the earlier of (i) the date the Company completes its Business Combination or (ii) the date the Company liquidates if a Business Combination is not completed. As of June 30, 2023 and December 31, 2022, there were $100,000 Working Capital Loans outstanding.

On October 24, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $100,000 (the “Note”) to the “Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $100,000 that may be drawn down from time to time and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. In addition, at the written election of the Sponsor the principal amount due under the Note may be converted at the closing of a business combination into private units of the Company identical to the public units issued in the Company’s initial public offering at a price of $10.00 per unit. As of June 30, 2023 and December 31, 2022, there was no amounts drawn under this Note.

On December 21, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $581,000 (the “Note”) to the CH Auto. The Promissory Note is non-interest bearing and payable on the earlier the date on which Maker consummates a business combination with target businesses, or (ii) the date the Maker liquidates if a business combination is not consummated (the “Due Date”). The principal balance may be prepaid at any time. The principal balance shall be payable by the Maker either: (i) in cash, or (ii) in shares of Maker’s common stock (the “Conversion Shares”), par value $0.0001, at the Payee’s election in writing. Payee may elect to convert any outstanding principal balance into Conversion Shares, at any time when this Note remains outstanding, at a fixed conversion price of $10.00 per share. As of June 30, 2023 and December 31, 2022, there was $581,000 outstanding under this Note.

On March 29, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $350,000 (the “Note”) to CH Auto. Pursuant to the Note, CH Auto loaned the Company an aggregate amount of $350,000 that is due and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the Note may be converted at the closing of a business combination by the Company into the Company’s common stock or ordinary shares, at CH Auto’s option, at a price of $10.00 per share of common stock or ordinary share. As of June 30, 2023 and December 31, 2022, there were $350,000 and $0 outstanding under this Note, respectively.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

On March 31, 2023, the Company and UHY Advisors/UHY LLP, the Company’s independent registered public accounting firm, entered into an unsecured promissory note for services rendered and unpaid in the principal sum of fifty-nine thousand seven hundred ten and 08/100 dollars ($59,710.08), plus interest applied monthly on any un-paid balance at the rate of eight (8%) percent per year until such sum is fully paid. On August 21, 2023, the Company and UHY Advisors/UHY LLP extended the due date of promissory note to October 31, 2023. If $59,710.08 is paid in full on this promissory note no later than October 31, 2023, all accrued finance charges on this promissory note will be forgiven (Note 9). The promissory note is payable by the Company in advance without penalty. As of June 30, 2023 and December 31, 2022, there were $59,710 and $0 outstanding under this note, respectively. $1,191 of interest was accrued through June 30, 2023 which is presented as interest payable in the accompanying balance sheets.

On June 7, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $400,000 (the “Second Note”) CH Auto. Pursuant to the Second Note, CH Auto loaned the Company an aggregate amount of $400,000 that is due and payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Second Note does not bear interest. In the event that the Company does not consummate a business combination, the Second Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the Second Note may be converted at the closing of a business combination by into the Company’s common stock or ordinary shares, at CH Auto’s option, at a price of $10.00 per share of common stock or ordinary share. As of June 30, 2023 and December 31, 2022, there were $400,000 and $0 outstanding under the Second Note, respectively.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by July 2, 2023, then the Company may cease all operations except for the purpose of liquidating. The liquidity condition, liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after January 2, 2024.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction to the Company’s Annual Report on Form 10-K for the period ended December 31, 2022, as filed with the SEC on April 3, 2023. The interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. treasury securities and generally have a readily determinable fair value, or a combination thereof. Gains and losses resulting from the change in fair value of these securities are included in interest earned on marketable securities held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in FASB Accounting Standards Codification (“ASC”), Topic 480 “Distinguishing Liabilities from Equity.” Shares of Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s Common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on December 15, 2022 and June 22, 2023, 2,432,520 and 1,810,489 shares were tendered for redemption, respectively.

Accordingly, at June 30, 2023 and December 31, 2022, 1,506,991 and 3,317,480 common stock subject to possible redemption is presented at redemption value of $10.72 per share as of June 30, 2023 and $10.27 per share as of December 31, 2022 as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stocks to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stocks resulted in charges against additional paid-in capital and accumulated deficit.

At June 30, 2023 and December 31, 2022, the common stock reflected in the condensed balance sheets are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Allocation of offering costs related to redeemable shares	(4,368,049)
Proceeds allocated to Public Rights	(4,887,500)
Redemptions of Common stock on December 15, 2022	(24,525,034)
Plus:
Accretion of carrying value to redemption value	10,347,205
Common stock subject to possible redemption, December 31, 2022	34,066,622
Plus:
Accretion of carrying value to redemption value	623,084
Common stock subject to possible redemption, March 31, 2023	34,689,706
Less:
Redemptions	(19,093,036)
Plus:
Accretion of carrying value to redemption value	553,952
Common stock subject to possible redemption, June 30, 2023	$16,150,622

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

costs associated with the common stock issued were initially charged to temporary equity and then accreted to common stock subject to redemption upon the completion of the Initial Public Offering. Offering costs amounted to $4,773,824 consisting of $1,150,000 of underwriting fees, $2,012,500 of deferred underwriting fees and $1,611,324 of other offering costs. These were charged to stockholders’ deficit upon the completion of the Initial Public Offering. $4,368,049 was allocated to Public Shares and charged to temporary equity, and $405,775 was allocated to public rights and charged to stockholders’ deficit.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of June 30, 2023 and December 31, 2022, the Company had a deferred tax asset of approximately $206,000 and $137,000, respectively, which is comprised of net operating losses and startup costs. A full valuation allowance has been recorded at each date.

ASC 740-270-25-2 requires that an annual effective tax rate be determined, and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was (42.96%) and 0.96% for the three months ended June 30, 2023 and 2022, respectively, (41.08%) and 0.55% for the six months ended June 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2023 and 2022, due to merger and acquisition costs treated as permanent difference and the changes in valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statement of operations includes a presentation of income (loss) per redeemable public share and loss per non-redeemable share following the two-class method of income (loss) per share. In order to determine the net income (loss) attributable to both the public redeemable shares and non-redeemable shares, the Company first considered the total income (loss) allocable to both sets of shares. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the accretion to redemption value of the redeemable shares subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total loss allocable to both sets of shares, the Company split

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the amount to be allocated using a ratio of 63% and 76% for the redeemable Public Shares and 36% and 24% for the non-redeemable shares for the three and six months ended June 30, 2023 and 2022, respectively, and reflective of the respective participation rights.

The earnings per share presented in the condensed statements of operations is based on the following:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2023		2022		2023		2022
	Redeemable	Non- redeemable	Redeemable	Non- redeemable	Redeemable	Non- redeemable	Redeemable	Non- redeemable
Basic and diluted net income (loss) per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(285,313)	$(164,320)	$(126,230)	$(39,680)	$(614,018)	$(343,873)	$(218,160)	$(68,578)
Accretion of temporary equity to redemption value	$553,952	—	$—	—	$1,177,036	$—	$—	$—
Allocation of net income (loss)	$268,639	(164,320)	$(126,230)	(39,680)	$563,018	$(343,873)	$(218,160)	$(68,578)

Denominator:
Weighted-average shares outstanding	3,138,421	1,807,500	5,750,000	1,807,500	3,227,456	1,807,500	5,750,000	1,807,500
Basic and diluted net income (loss) per share	$0.09	$(0.09)	$(0.02)	$(0.02)	$0.17	$(0.19)	$(0.04)	$(0.04)

In connection with the underwriters’ full exercise of their over-allotment option on July 2, 2021, 187,500 Founder Shares were no longer subject to forfeiture. These shares were excluded from the calculation of weighted average shares outstanding until they were no longer subject to forfeiture.

As of June 30, 2023 and December 31, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common shares and then share in the Company’s earnings. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Fair value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 5,750,000 Units, inclusive of 750,000 Units sold to the underwriters on July 6, 2021 upon the underwriters’ election to fully exercise their over-allotment option, at a purchase price of $10.00 per Unit. Each Unit consists of one share of common stock and one right (“Public Right”). Each Public Right entitles the holder to receive one-tenth of one share of common stock at the closing of a Business Combination (see Note 6).

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by the Company on December 15, 2022 and June 22, 2023, 2,432,520 and 1,810,489 shares were tendered for redemption, respectively.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Network 1 Financial Securities, Inc. (and/or their designees) purchased an aggregate of 195,000 Private Units, at a price of $10.00 per Private Unit, for an aggregate purchase price of $1,950,000, in a private placement. On July 6, 2021, the Sponsor also agreed to purchase an additional 15,000 Private Units, at a price of $10.00 per Private Unit, or $150,000 in the aggregate in connection with the underwriters’ full exercise of their over-allotment option. Each Private Unit consists of one share of common stock (“Private Share”) and one right (“Private Right”). Each Private Right entitles the holder to receive one-tenth of one share of common stock at the closing of a Business Combination. The proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 2, 2021, the Company issued 1,437,500 shares of common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. The 1,437,500 Founder Shares included an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). As a result of the underwriters’ election to fully exercise their over-allotment option on July 6, 2021, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until, with respect to 50% of the Founder Shares, the earlier of six months after the date of the consummation of a Business Combination and the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of a Business Combination and, with respect to the remaining 50% of the Founder Shares, six months after the date

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

of the consummation of a Business Combination, or earlier in each case if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on July 2, 2021 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. However, pursuant to the terms of such agreement, the Company may delay payment of such monthly fee upon a determination by the Company’s Audit Committee that the Company lacks sufficient funds held outside the Trust Account to pay actual or anticipated expenses in connection with a Business Combination. For the three and six months ended June 30, 2023, the Company incurred and paid $30,000 and $60,000, respectively, in fees for these services, of which such amount is included in operating and formation costs in the accompanying statement of operations. For the three and six months ended June 30, 2022, the Company incurred and paid $30,000 and $60,000 in fees for these services, of which such amount is included in operating and formation costs in the accompanying statement of operations.

Promissory Notes — Related Parties

On March 3, 2021 the Company issued the Promissory Note to the Sponsor, pursuant to which the Company may borrow up to an aggregate amount of $500,000 to cover expenses related to the Initial Public Offering. The Promissory Note was non-interest bearing and payable on the completion of the Initial Public Offering. The note was paid in full on July 2, 2021. The Company can no longer borrow against this note.

Convertible Note — Related Party

On August 26, 2022, the Company issued the Convertible Promissory Note to the Sponsor, pursuant to which the Company may borrow up to an aggregate amount of $100,000. The Convertible Promissory Note is non-interest bearing and payable on the earlier of (i) the date the Company completes its Business Combination or (ii) the date the Company liquidates if a Business Combination is not completed. On the maturity date, the Company shall pay in cash an amount equal to the outstanding amount, provided that the Sponsor, in its sole discretion, chose to convert the outstanding amount into Private Placement Units at a conversion price equal to $10.00 per Unit. The proceeds of the note will be used by the Company for working capital purposes. As of June 30, 2023 and December 31, 2022, there were $100,000 Working Capital Loans outstanding.

On October 24, 2022, the Company issued an unsecured promissory note in the aggregate principal amount up to $100,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $100,000 that may be drawn down from time to time and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. In addition, at the written election of the Sponsor the principal amount due under the Note may be converted at the closing of a business combination into private units of the Company identical to the public units issued in the Company’s initial public offering at a price of $10.00 per unit. As of June 30, 2023 and December 31, 2022, there was no amounts drawn under this Note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Private Units at a price of $10.00 per unit. The Private Units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held In the Trust Account would be used to repay the Working Capital Loans.

NOTE 6. COMMITMENTS

Registration Rights

The holders of the Founder Shares, the Private Units, and any shares that may be issued in payment of Working Capital Loans (and all underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) and securities issued in payment of Working Capital Loans can elect to exercise these registration rights at any time commencing on the date that the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Notwithstanding the foregoing, Network 1 Securities, Inc. may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the Initial Public Offering and may not exercise its demand rights on more than one occasion. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, $2,012,500. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of the $0.35 per Unit, $0.30 will be paid in cash and $0.05 will be paid in an equivalent value of shares.

Contingent Fees

In connection with the closing of the initial business combination, the Company has agreed to pay $50,000 to its initial public offering legal counsel as deferred initial public offering fees. In the event the Business Combination is not completed, no deferred initial public offering amounts would be due.

The Merger Agreement

On April 30, 2022, the Company entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, CH AUTO Inc., a Cayman Islands exempted company (“Pubco”), Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”) and CH-Auto Technology Corporation Ltd., a company organized under the laws of the People’s Republic of China (the “CH Auto”), pursuant to which, among other things, the Company, Pubco, Merger Sub and CH Auto intend to effect a merger of Merger Sub with and into the Company whereby the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). In connection with the Merger, the name of the Surviving Corporation shall be changed to

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 6. COMMITMENTS (cont.)

CH Autotech USA, Inc. Following the Merger, Pubco expects its ordinary shares to be traded on the Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.

M&A Advisory Agreement

The Company engaged Beijing Haohan Tianyu Investment Consulting Co., Ltd. (“BHTIC”) to act as its M&A Advisor to conduct local due diligence for the Company on CH Auto by entering into the M&A Advisory Agreement on April 3, 2022. Pursuant to the M&A Advisory Agreement, the Company shall make a payment to BHTIC of an aggregate M&A Fee (the “M&A Fee”) equivalent to 1% of the post-money post-PIPE equity value of CH Auto in shares of the post-transaction combined company to be issued upon closing of the Transaction at $10 per share.

A&R Merger Agreement

On December 23, 2022, the Company, Pubco, Merger Sub and CH Auto entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”). Specifically, the A&R Merger Agreement amended and modified the Merger Agreement to: (a) provide that all options issued by the Company prior to the Business Combination shall be included in Company Merger Consideration that will be issued in connection with the closing of the Business Combination, (b) extend the date by which Pubco shall secure subscription agreements with investors relating to a purchase of Pubco Class A Ordinary Shares through a private placement, in each case on terms consented by the Company, pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing, and (c) update and conform the terms of the Merger Agreement for the passage of time and satisfaction of certain conditions to the Closing of the Merger.

Amendment to the A&R Merger Agreement

On March 1, 2023, the Company, CH Auto, Pubco and Merger Sub entered an amendment (the “Amendment”) to the A&R Merger Agreement. The Amendment provides that (i) instead of acquiring at least 90% of the CH Auto, the Company would only need to acquire at least 71.2184% of CH Autoto consummate the Closing, (ii) immediately after the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of five (5) members, among which one (1) person shall be designated by Sponsor, four (4) persons shall be designated by CH Autoand at least two (2) persons of the Post-Closing Pubco Board shall qualify as independent directors under the Securities Act and Nasdaq rules, (iii) modified the timing of CH Auto’s delivery of the Equityholder Allocation Schedule, (iv) simultaneously with and in exchange for the issuance of the CH Auto Merger Consideration, but before the Closing of the Merger, Pubco’s subsidiary, CH-Auto (Hong Kong) Limited (“CH-Auto HK”), or a then-established wholly-owned PRC subsidiary of CH-Auto HK (together with CH-Auto HK, the “Holding Company”, as the context may require), shall acquire all the shares of CH Auto’s equity securities (the “Company Common Stock”) held by each Company Reorganization Stockholder at par value or other value as agreed between the Holding Company and the Company Reorganization Stockholders (the “HK Share Purchase”); provided however, certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (each a “DSO Stockholder” and together, the “DSO Stockholders”) shall each transfer up to 25% of the stocks of CH Auto held by him or her due to restrictions under the PRC laws. Each DSO Stockholder shall further enter into a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an economic rights transfer agreement (the “Economic Rights Transfer Agreement”) with the Holding Company (the “HK Voting Rights Entrustment”), pursuant to which each DSO Stockholder shall transfer and assign to the Holding Company (i) all of their respective voting rights in connection with the remaining shares of Company Common Stock held by them (the “DSO’s Remaining Shares”) pursuant to the Voting Rights Proxy Agreement and (ii) all of their economic rights, including the right to receive dividends, in connection the DSO’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement. The Pubco Ordinary Shares issued to each DSO Shareholder in exchange for such DSO’s Remaining Shares, shall be subject to restrictions on transfer, conveyance, assignment and further encumbrance until the DSO Shareholder transfers and conveys the underlying shares of Company Common Stock to the Holding Company. Upon the completion of the HK Share Purchase, and after

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 6. COMMITMENTS (cont.)

giving effect to the HK Voting Right Entrustment (the “Reorganization Closing”), the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of CH Auto entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in CH Auto, and (3) own, directly or indirectly own at least 37.8426% of the then-issued and outstanding equity interests in CH Auto; (v) revised the definitions of Company Employee Option and Company FA Option, (vi) CH Auto shall advance the Company the aggregate amount of Seven Hundred and Fifty Thousand Dollars ($750,000) in two payments (the “Loans”) to fund the payment of the expenses incurred, in connection with two (2) extensions of the period of time for the Company to consummate a business combination and for working capital for the Company; (vi) in the event CH Auto funds the initial payment of the Loan, the Outside Date shall be extended from May 15, 2023 to July 2, 2023, (viii) revised the timing, steps and procedure for the Reorganization and (ix) permitted CH Auto to convert outstanding debt from a lender in the amount of RMB 39 million into 15.6 million shares of CH Auto, at a conversion price of RMB 2.5 per share. The transactions contemplated by the A&R Agreement and the Amendment are collectively referred to as the “Business Combination.”

CH Auto Technology Corporation Ltd., the target company to the Company’s proposed business combination loaned the Company $350,000 to fund the Extension Payment. On March 29, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $350,000 (the “Note”) to CH Auto. Pursuant to the Note, CH Auto loaned the Company an aggregate amount of $350,000 that is due and payable on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be forgiven, except to the extent of funds remaining outside of the Company’s trust account, if any. In addition, the Note may be converted at the closing of a business combination by the Company into the Company’s common stock or ordinary shares, at CH Auto’s option, at a price of $10.00 per share of common stock or ordinary share. As of June 30, 2023 there is $350,000 outstanding under this Note.

The proceeds of the Note have been used by the Company to make a deposit $343,936 into the Trust Account to extend the time period for the Company to consummate its initial business combination from April 2, 2023 to July 2, 2023.

On June 22, 2023, the Company held the Special Meeting of Stockholders. The Company filed an amendment to its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on June 22, 2023 (the “Extension Amendment”), giving the Company the right to extend the time for the Company to complete its business combination (the “Business Combination Period”) from July 2, 2023 to January 2, 2024.

As previously disclosed, on June 7, 2023, the CH Auto advanced the Company $400,000, pursuant to the March 1, 2023 Amendment to the A&R Merger Agreement, in exchange for a non-bearing promissory note in the principal amount of $400,000 (the “Second Note”) from the Company to the CH Auto. On June 27, 2023, the Company used the proceeds from the Second Note to transfer $250,000 to Continental Stock Transfer and Trust Company to be deposited into the Trust Fund to extend the Business Combination Period from July 2, 2023 to January 2, 2024. Accordingly, the SPAC now has until January 2, 2024, to complete its initial business combination.

NOTE 7. STOCKHOLDERS’ DEFICIT

Common Stock — The Company is authorized to issue 30,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At June 30, 2023 and December 31, 2022, there were 1,807,500 shares of common stock issued and outstanding, excluding1,506,991 and 3,317,480 of common stock subject to possible redemption which are presented as temporary equity, respectively.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 7. STOCKHOLDERS’ DEFICIT (cont.)

with a Business Combination or an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional shares of common stock upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Representative Shares

The Company issued to Network 1 Financial Securities, Inc. and/or its designees 160,000 shares of common stock (the “Representative Shares”). The Company accounted for the Representative Shares as an offering cost related to the Initial Public Offering, resulting in a charge directly to stockholder’s equity. The Company estimates the fair value of Representative Shares to be $1,244,400 based upon the offering price of the Units of $7.78 per Unit. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Shares have been deemed compensation by Financial Industry Regulatory Authority (“FINRA”) and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s National Association of Securities Dealers (“NASD”) Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data

MOUNTAIN CREST ACQUISITION CORP. IV
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS (cont.)

obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its securities in the Trust Account that are invested in funds, such as Mutual Funds or Money Market Funds, that primarily invest in U.S. Treasury and equivalent securities as Trading Securities in accordance with ASC Topic 320 “Investments — Debt and Equity Securities. Trading Securities are recorded at fair market value on the accompanying condensed balance sheets.

At June 30, 2023, assets held in the Trust Account were comprised of $0 in cash and $ $16,180,210 in a mutual fund that is invested primarily in U.S. Treasury Securities. Through June 30, 2023, the Company withdrew $182,779 of the interest earned on the Trust Account to pay franchise and income taxes.

At December 31, 2022, assets held in the Trust Account were comprised of $581,000 in cash and $33,503,917 in a mutual fund that is invested primarily in U.S. Treasury Securities. Through December 31, 2022, the Company withdrew $247,881 of the interest earned on the Trust Account to pay franchise and income taxes.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Trading Securities	Level	Fair Value
June 30, 2023	Marketable securities held in Trust Account — Mutual Fund	1	$16,180,210
December 31, 2022	Marketable securities held in Trust Account — Mutual Fund	1	$33,503,917

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than as described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On August 21, 2023, the Company and UHY Advisors/UHY LLP extended the due date of promissory note to October 31, 2023. If $59,710.08 is paid in full on this promissory note no later than October 31, 2023, all accrued finance charges on this promissory note will be forgiven.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

MOUNTAIN CREST ACQUISITION CORP. IV,

CH AUTO INC.,

CH-AUTO MERGER SUB CORP.,

and

CH-AUTO TECHNOLOGY CORPORATION LTD.

Dated as of April 30, 2022

Annex A-i

Annex A-ii

Annex A-iii

EXHIBITS
Exhibit A	SPAC Support Agreement
Exhibit B	Company Support Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Company Lock-up Agreement
Exhibit E	Form of Amended and Restated Articles of Memorandum and Articles of Association of Pubco
Exhibit F	Form of Registration Rights Agreement

SCHEDULES
Disclosure Schedules
Schedule I	Reorganization
Schedule 1.9	Officers of Pubco
Schedule 2.1(c)	List of Holders of Pubco Class B Ordinary Shares
Schedule 4.5	SPAC Promissory Notes
Schedule 5.2	Conduct of Business of the Company
Schedule 6.1(b)	Required Consents for Conduct of Business of SPAC
Schedule 7.2(e)	Approvals
Schedule 10.14(b)	Insiders
Schedule 10.14(c)	Specified Persons of the Company
Schedule 10.14(d)	Net Debt Calculation
Schedule 10.14(e)	Specified Permitted Liens

Annex A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 30, 2022, is entered into by and among Mountain Crest Acquisition Corp. IV, a Delaware corporation (“SPAC”), CH AUTO Inc., a Cayman Islands exempt company (“Pubco”), CH-AUTO Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Company Merger Sub”), and CH-AUTO TECHNOLOGY CORPORATION LTD. (北京长城华冠汽车科技股份有限公司), a company organized under the Laws of the PRC (the “Company”). SPAC, Pubco, Company Merger Sub and the Company are sometimes referred to herein as a “Party” or collectively as the “Parties”. Certain terms used in this Agreement are used as defined in Section 10.14.

RECITALS:

WHEREAS, SPAC is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, Pubco is a newly formed entity and was formed for the purpose of effecting a reorganization of the Company in the manner set forth on Schedule I (the “Reorganization”) and participating in the transactions contemplated hereby and becoming the publicly traded holding company for the Company and the Surviving Corporation (as defined below);

WHEREAS, Pubco is a holding company for CCHG AUTOMOBILE TECHNOLOGY CO., LTD., which in turn directly owns all the issued and outstanding shares of CH-Auto (Hong Kong) Limited (“Ch-Auto HK”). Upon the Reorganization Closing, Ch-Auto HK will directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests in the Company;

WHEREAS, Company Merger Sub is a newly incorporated Delaware corporation, wholly owned by Pubco, and was formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, SPAC, Pubco, Company Merger Sub and the Company intend to effect a merger of SPAC with and into Company Merger Sub whereby SPAC will be the surviving corporation and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of Pubco has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of Pubco and its shareholders;

WHEREAS, the board of directors of Pubco has approved the Merger and adopted this Agreement as the sole stockholder of Company Merger Sub and has determined to recommend that the shareholders of Pubco adopt, authorize and approve this Agreement, the Merger and the Transactions;

WHEREAS, the board of directors of the Company has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of the Company and its shareholders;

WHEREAS, the board of directors of the Company has approved the Merger and adopted this Agreement;

WHEREAS, the board of directors of Company Merger Sub has approved the Merger and adopted this Agreement;

WHEREAS, the board of directors of Company Merger Sub has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of Company Merger Sub and its shareholders;

WHEREAS, the SPAC Board has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of SPAC and its stockholders;

WHEREAS, the SPAC Board has approved the Merger and adopted this Agreement and has determined to recommend that the stockholders of SPAC adopt, authorize and approve this Agreement, the Merger and the Transactions;

Annex A-1

WHEREAS, Mountain Crest Holdings IV LLC (“Sponsor”) and the directors of SPAC, in their capacities as stockholders of SPAC, have entered into that certain support agreement in the form attached hereto as Exhibit A (the “SPAC Support Agreement”), pursuant to which such stockholders of SPAC agreed to, among other things, vote in favor of the Transactions and each of the SPAC Proposals;

WHEREAS, the Company and certain stockholders of the Company have each entered into that certain support agreement in the form attached hereto as Exhibit B (the “Company Support Agreement” and, together with the SPAC Support Agreement, the “Support Agreements”), pursuant to which such stockholders of the Company agreed to, among other things, vote in favor of each of the Transactions and the Merger; and

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that, taken together, the PIPE Financing (as defined below), the Reorganization, and the Merger will qualify as an exchange under Section 351 of the Code, and (b) it is intended that the Merger qualify as an exchange eligible for the exception to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c) (assuming the requirements of Treasury Regulations Section 1.367(a)-3(c)(1)(iii) are met) ((a) and (b) together, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises, covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER; SPAC MERGER CONSIDERATION

Section 1.1.          The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Company Merger Sub shall be merged with and into SPAC, (b) the separate corporate existence of Company Merger Sub shall thereupon cease, and SPAC shall be the surviving corporation in the Merger (the “Surviving Corporation”), and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Pubco.

Section 1.2.          Closing. The closing of the Merger (the “Closing”) shall take place as promptly as practicable, but in no event later than the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law and the Organizational Documents of SPAC) of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time), unless another time or date, or both, are agreed in writing by Pubco and SPAC. The date on which the Closing is held is herein referred to as the “Closing Date.” The Closing will take place remotely via exchange of documents and signature pages via electronic transmission.

Section 1.3.          Effective Time.

(a)          Subject to the provisions of this Agreement, at the Closing, SPAC shall file a certificate of merger in the form attached hereto as Exhibit C with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

(b)          At the Effective Time, the Pubco Charter, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of Pubco attached hereto as Exhibit E, and, as so amended and restated, shall be the Pubco Charter, until thereafter amended in accordance with the terms thereof and the Cayman Companies Act.

Section 1.4.          Effects of the Merger. The Merger shall have the effects set forth herein and in the DGCL.

Section 1.5.          Effect of the Merger on SPAC Securities.

(a)          SPAC Units. At the Effective Time, each SPAC Unit that is outstanding immediately prior to the Effective Time shall be automatically separated into its component securities and the holder thereof shall be deemed to hold one share of SPAC Common Stock and one SPAC Right in accordance with the terms of the applicable SPAC Unit.

Annex A-2

(b)          SPAC Common Stock. At the Effective Time, and immediately following the separation of each SPAC Unit in accordance with Section 1.5(a) above, by virtue of the Merger and conditioned on the consummation of the Merger and without any action on the part of any party hereto or the holders of SPAC Common Stock, each share of SPAC Common Stock that is issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued Pubco Class A Ordinary Share without interest. As of the Effective Time, each SPAC Stockholder shall cease to have any other rights in and to SPAC.

(c)          SPAC Treasury Stock. Notwithstanding Section 1.5(b) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any shares of SPAC Common Stock that are owned by SPAC as treasury shares or any shares of SPAC Common Stock owned by any direct or indirect Subsidiary of SPAC immediately prior to the Effective Time, such shares of SPAC Common Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(d)          SPAC Rights. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a SPAC Right, every SPAC Right that was issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist. The holders of SPAC Rights instead will receive one-tenth (1/10) of one newly issued Pubco Class A Ordinary Share in exchange for the cancellation of each SPAC Right; provided that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share. As of the Effective Time, each SPAC Right Holder shall cease to have any other rights in and to SPAC.

(e)          The SPAC Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Pubco Ordinary Shares occurring prior to the date the SPAC Merger Consideration is issued.

Section 1.6.          Capital Stock of Company Merger Sub. Each share of capital stock of Company Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of SPAC, be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Company Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Company Merger Sub common stock will, as of the Effective Time, evidence ownership of such share of common stock of the Surviving Corporation.

Section 1.7.          Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)          From and after the Effective Time and until further amended in accordance with applicable Law, the Certificate of Incorporation of Company Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation; provided that such Certificate of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “CH Autotech USA Inc.”

(b)          From and after the Effective Time and until further amended in accordance with applicable Law, the bylaws of Company Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

Section 1.8.          Post-Closing Board of Directors of Pubco. Except as otherwise agreed in writing by the Company and SPAC prior to the Closing, immediately after the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of nine (9) natural Persons, among which one (1) Person shall be designated by Sponsor and eight (8) Persons shall be designated by the Company prior to the Closing. At least four (4) Persons of the Post-Closing Pubco Board shall qualify as independent directors under the Securities Act and Nasdaq rules, provided that the Parties shall ensure that the composition of the Post-Closing Pubco Board satisfies the applicable requirement for Pubco to qualify as a “foreign private issuer” (as defined in the Securities Act).

Annex A-3

Section 1.9.          Officers of Pubco. From and after the Effective Time, the executive officers of Pubco shall be those Persons set forth on Schedule 1.9 (or such other Persons as designated by the Company prior to the Closing). The officers of Pubco shall hold office for the term specified in, and subject to the provisions contained in, Pubco’s Organizational Documents and applicable Law.

Section 1.10.        No Further Ownership Rights in SPAC Common Stock. At the Effective Time, the stock transfer books of SPAC shall be closed and thereafter there shall be no further registration of transfers of shares of SPAC Common Stock on the records of SPAC.

Section 1.11.        Rights Not Transferable. The rights of the stockholders of SPAC as of immediately prior to the Effective Time are personal to each such holder and shall not be assignable or otherwise transferable for any reason (except (i) in the case of an entity, by operation of Law, (ii) in the case of a natural person, by will or the Laws of descent and distribution or (iii) in accordance with Section 2.3(d)). Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

Section 1.12.        Taking of Necessary Action; Further Action. SPAC, Pubco, Company Merger Sub and the Company, respectively, shall each use its respective best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL at the time specified in Section 1.3. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the directors and officers of Pubco, the Surviving Corporation and the Company are fully authorized in the name of each constituent corporation or otherwise to take, and shall take, all such lawful and necessary action.

Section 1.13.        Tax Treatment. The Parties hereto agree that for U.S. federal income tax purposes (and, to the extent applicable, for state and local tax purposes), the PIPE Financing, the Reorganization, and the Merger are intended to (a) be undertaken as part of a prearranged, integrated plan, (b) qualify as exchanges described in Section 351 of the Code and the Treasury Regulations promulgated thereunder, and (c) with respect to the Merger qualify as an exchange eligible for the exception to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c) (assuming the requirements of Treasury Regulations Section 1.367(a)-3(c)(1)(iii) are met).

ARTICLE II

REORGANIZATION; COMPANY MERGER CONSIDERATION

Section 2.1.          Pubco Reverse Stock Split; Conversion of Company Common Stock.

(a)          Immediately after the Form F-4 Effective Date (as defined in Section 7.4) but no later than five (5) Business Days prior to the Closing, the Company shall deliver to Pubco and SPAC a schedule setting forth each stockholder and such stockholder’s respective percentage of the Company Merger Consideration (the “Equityholder Allocation Schedule”) determined pursuant to this Article II. If there is any change to the Equityholder Allocation Schedule between the time of such delivery and the Closing, the Company shall promptly deliver an updated Equityholder Allocation Schedule to Pubco and SPAC.

(b)          Immediately after the delivery of the Equityholder Allocation Schedule as set forth in Section 2.1(a), by virtue of the Reorganization and without any action on the part of SPAC, Company Merger Sub, the Company, or their respective stockholders, Pubco shall conduct a reverse stock split (the “Pubco Reverse Stock Split”) of its then issued and outstanding Pubco Class A Ordinary Shares. At the effective time of the Pubco Reverse Stock Split, each Pubco Shareholder who holds Pubco Ordinary Shares immediately before the Pubco Reverse Stock Split (the “Pubco Reorganization Shareholder”) shall automatically receive the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule, without any change in the par value of $0.00001 per share, in exchange for all the Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the Pubco Reverse Stock Split. The corresponding Company Merger Consideration issued to each Pubco Reorganization Shareholder shall be equal to the product of (i) the number of Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (ii) the Conversion Ratio.

(c)          Concurrently with the Pubco Reverse Stock Split, by virtue of the Reorganization and without any action on the part of SPAC, Company Merger Sub, the Company, or their respective stockholders, Pubco shall issue to each Company Stockholder that participates in the Reorganization or each’s designee(s) (the “Company Reorganization Stockholders”) the corresponding Company Merger Consideration as set forth in the Equityholder

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Allocation Schedule at par value per share or other value as determined as part of the Reorganization by the board of directors of Pubco. The corresponding Company Merger Consideration issued to each Company Reorganization Stockholder shall be equal to the product of (i) the number of shares of Company Common Stock held by such Company Reorganization Stockholder on an as-converted and fully-diluted basis immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (ii) the Conversion Ratio. The Company Reorganization Stockholders, other than those set forth on Schedule 2.1(c) who shall receive Pubco Class B Ordinary Shares, shall receive Pubco Class A Ordinary Shares.

(d)          Immediately after the issuance of the Company Merger Consideration but before the Closing, Ch-Auto HK shall acquire all the shares of Company Common Stock held by each Company Reorganization Stockholder at par value or other value as determined by Ch-Auto HK and the Company Reorganization Stockholders. Upon the completion of the acquisition in the preceding sentence (“Reorganization Closing”), Ch-Auto HK shall directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests in the Company representing no less than ninety percent (90%) of the voting rights of all the outstanding shares of Company Common Stock entitled to vote in the Company.

(e)          Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company or the Pubco Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or Pubco as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Conversion Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Pubco or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2.          Net Debt Adjustment. Three (3) Business Days prior to the anticipated Closing Date (the date of such calculation, the “Net Debt Calculation Date”), the Company shall deliver to SPAC the calculation of Net Debt (by 8:00 PM Eastern Time). The Company Merger Consideration shall be adjusted as follows to account for the Net Debt: (a) if Net Debt is greater than the Net Debt Target, then the Company Merger Consideration shall be reduced at a rate of one share of Pubco Ordinary Share for each $10.00 increment that the Net Debt is greater than the Net Debt Target; (b) if Net Debt is less than the Net Debt Target, then the Company Merger Consideration shall be increased at a rate of one share of Pubco Ordinary Share for each $10.00 increment that the Net Debt is less than the Net Debt Target; or (c) if Net Debt equals the Net Debt Target, then no adjustment will be made to the Merger Consideration. Any adjustment to the Company Merger Consideration pursuant to this Section 2.2 shall be in whole shares of Pubco Ordinary Shares and no adjustment shall be made for any divergence that is in an increment of $10.00 or less.

Section 2.3.          Effect on Company Common Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of SPAC, Pubco, Company Merger Sub or the Company, any shares of Company Common Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.4.          Payment Methodology.

(a)          Immediately after the Reorganization Closing, Pubco shall cause its registered office provider to register the Pubco Ordinary Shares in the register of members of Pubco in accordance with Section 2.1. No certificates or scrip representing fractional shares of Pubco Ordinary Shares will be issued as part of the Company Merger Consideration, and instead any such fractional share that would otherwise be issued will be rounded to the nearest whole share, with a stockholder’s portion of the Company Merger Consideration that would result in a fractional share of 0.50 or greater rounding up and a stockholder’s portion of the Company Merger Consideration that would result in a fractional share of less than 0.50 rounding down.

(b)          Prior to the Effective Time, Continental Stock Transfer & Trust Company (“Continental”) (or such other Person reasonably acceptable to the Company and SPAC) shall be appointed and authorized to act as exchange agent in connection with the transactions contemplated by Section 1.5 (the “Exchange Agent”) and SPAC, Pubco and the Exchange Agent will enter into an exchange agent agreement, and at or prior to the Effective Time, Pubco will issue to the SPAC Securities Holders the SPAC Merger Consideration to be issued pursuant to Section 1.5.

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(c)          After the Closing, Pubco will promptly issue and allot, credited as fully paid, or cause to be issued and allotted, credited as fully paid, to such SPAC Securities Holders (and Pubco will direct the Exchange Agent to take all necessary action to record and effect the same) the number of Pubco Class A Ordinary Shares equal to SPAC Merger Consideration.

(d)          Any SPAC Merger Consideration that is to be issued to SPAC Securities Holders under this Agreement will be issued directly to the registered SPAC Securities Holders, provided that with regard to the 200,000 shares of SPAC Common Stock purchased by Qiantu Motor USA Inc. from the Sponsor pursuant to the Sponsor Stock Purchase Agreement, Qiantu Motor USA Inc. or its designee shall be issued directly the corresponding portion of the SPAC Merger Consideration.

Section 2.5.          No Liability. The Parties agree that SPAC shall be entitled to rely conclusively on information set forth in the Equityholder Allocation Schedule and any amounts delivered by Pubco to an applicable Company Stockholder in accordance with the Equityholder Allocation Schedule shall be deemed for all purposes to have been delivered to the applicable Company Stockholder in full satisfaction of the obligations of SPAC under this Agreement and SPAC shall not be responsible or liable for the calculations or the determinations regarding such calculations set forth therein.

Section 2.6.          Company Transaction Expenses Certificate; SPAC Transaction Expenses Certificate.

(a)          No later than two (2) Business Days prior to the Closing Date, the Company shall provide to SPAC a written report setting forth a list of all of the Company Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “Company Transaction Expenses Certificate”). For the avoidance of doubt, nothing contained herein shall affect any invoices to the Company to be paid for any Company Transaction Expenses incurred in good faith after the delivery of the Company Transaction Expenses Certificate.

(b)          As soon as reasonably practicable (but in any event no later than two (2) Business Days) prior to the Closing Date, SPAC shall deliver to the Company written notice setting forth: (A) the aggregate amount of cash proceeds that will be required to satisfy the exercise of the SPAC Share Redemption (as defined below); and (B) a written report setting forth a list of all of the SPAC Transaction Expenses, including the aggregate amount of all loans made by the Sponsor or any of its Affiliates to SPAC, (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “SPAC Transaction Expenses Certificate”). For the avoidance of doubt, nothing contained herein shall affect SPAC’s ability to be reimbursed (and any invoices to the SPAC to be paid) for any SPAC Transaction Expenses incurred in good faith after the delivery of the SPAC Transaction Expenses Certificate.

Section 2.7.          Withholding Taxes. Notwithstanding anything else in this agreement, the Company and Pubco shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable or deliverable under this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment or delivery under the Code or any applicable provision of state, local or foreign Tax law; provided that, without limiting the foregoing, the Company and Pubco, as the case may be, shall use commercially reasonable best efforts to provide any person in respect of which such deduction and withholding is required to be made with advance written notice of any such intended withholding (other than any withholding on amounts properly treated as compensation to employees for U.S. federal income Tax purposes) at least five (5) days before the making of such payment. If any withholding obligation may be avoided by any Person receiving consideration by such Person providing information or documentation to the Company and Pubco, as the case may be, the Company or Pubco shall use commercially reasonable efforts to avoid such withholding obligation upon receipt of such information or documentation from such Person. To the extent that such amounts are withheld pursuant to this Section 2.7, such amounts shall be paid over to or deposited with the applicable Governmental Authority and shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding were made. The Parties shall cooperate and use commercially reasonable efforts to reduce, minimize or eliminate any applicable withholding to the extent reasonably permitted under applicable Tax law.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PUBCO AND COMPANY

Except as set forth in Disclosure Schedule (which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), Pubco and the Company, jointly and severally, represent and warrant to SPAC as hereafter set forth in this ARTICLE III, that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date):

Section 3.1.          Organization, Qualification and Standing. Except as set forth in Schedule 3.1, each of Pubco, Company and Company Merger Sub is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, has all requisite corporate power and authority to own, lease and operate its Assets and to conduct its business as presently conducted, and is duly registered, qualified and authorized to transact business and in good standing in every jurisdiction in which the failure to so qualify would have a Material Adverse Effect. The Organizational Documents of each of Pubco, Company and Company Merger Sub, true, complete and correct copies of which have been made available to SPAC, are in full force and effect. Neither Pubco, nor the Company or Company Merger Sub is in violation of its Organizational Documents.

Section 3.2.          Authority; Enforceability. Each of Pubco, the Company and Company Merger Sub’s board of directors has declared the Merger, this Agreement and the Transactions contemplated herein advisable. Each of Pubco, the Company and Company Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document and to consummate the Transactions, other than the Requisite Stockholder Approval. The execution and delivery of this Agreement, the other Transaction Documents to which Pubco, the Company and Company Merger Sub is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of such Party, other than the Requisite Stockholder Approval. This Agreement has been, and the other Transaction Documents to which Pubco, the Company and Company Merger Sub is a party will be, duly executed and delivered by Pubco, the Company and Company Merger Sub, as applicable, and, assuming due authorization, execution and delivery hereof by SPAC, constitute legal, valid and binding obligations of Pubco, the Company and Company Merger Sub, as applicable, enforceable against it in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Law affecting creditors’ rights generally and, as to enforceability, subject to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). The (i) (A) affirmative vote of holders of two-thirds of the Company Common Stock (the “Requisite Company Vote”) having voting power present in person or represented by proxy at a meeting of the Company’s shareholders at which a quorum is present, or (B) written consent of all shareholders of the Company, and (ii) (A) affirmative votes of no less than two-thirds of the votes cast by the Pubco Shareholders, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Pubco Shareholders at which a quorum is present, or (B) written consent by all of the Pubco Shareholders entitled to vote at a general meeting of Pubco, are the only vote or consent of the holders of any class or series of capital stock or other securities of the Company and Pubco necessary to adopt this Agreement and approve the Transactions (collectively, the “Requisite Stockholder Approval”).

Section 3.3.          Consents; Required Approvals. Assuming the truth and accuracy of the representations and warranties of the SPAC set forth in Section 4.6, no notices to, filings with, or authorizations, consents or approvals from any Governmental Authority are necessary for the execution, delivery or performance by Pubco, the Company or Company Merger Sub of this Agreement, each other Transaction Document or the consummation by Pubco, the Company or Company Merger Sub of the Transactions, except (i) as set forth in Schedule 3.3 and (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

Section 3.4.          Non-contravention. The execution, delivery and performance of this Agreement and the other Transaction Documents to which each of Pubco, the Company and Company Merger Sub is a party by Pubco, the Company and Company Merger Sub, as applicable, and the consummation of the Merger and compliance with the provisions hereof and thereof do not and will not with or without notice or lapse of time or both (a) violate any Law or Order to which Pubco, the Company and Company Merger Sub or any of their respective Assets are subject, (b) violate any provision of the Organizational Documents of Pubco, the Company or Company Merger Sub (subject to obtaining the Requisite Stockholder Approval), (c) violate, conflict with, result in a breach of, constitute (or with due

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notice or lapse of time or both would become) a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, require any notice under, or otherwise give rise to any Liability under, any Material Contract, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or Assets of Pubco, the Company or Company Merger Sub, except, in the case of each of clause (a), (c), and (d), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5.          Capitalization.

(a)          As of the date hereof, the authorized share capital of Pubco consists of 5,000,000,000 Pubco Ordinary Shares (including 4,000,000,000 Pubco Class A Ordinary Shares and 1,000,000,000 Pubco Class B Ordinary Shares), of which twenty-five (25) Pubco Class B Ordinary Shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding Pubco Ordinary Shares are owned of record by the Persons set forth on Schedule 3.5(a) in the amounts set forth opposite their respective names and are validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(b)          As of the date hereof, 931,849,600 shares of Company Common Stock are issued and outstanding as of the date of this Agreement. All outstanding shares of the Company Common Stock are owned of record by the Persons set forth on Schedule 3.5(b) in the amounts set forth opposite their respective names. All of the outstanding shares of Company Common Stock are validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(c)          Immediately after the Reorganization Closing and prior to the Closing, at least ninety percent (90%) of the issued and outstanding equity securities of the Company will be owned of record by Ch-Auto HK. All of the then outstanding equity securities of the Company will be validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(d)          The authorized capital stock of Company Merger Sub consists of 5,000 shares of common stock, of which one (1) share is issued and outstanding. All outstanding shares of Company Merger Sub common stock are owned of record by Pubco. All of the outstanding shares of Company Merger Sub common stock are validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(e)          Except as set forth in Schedule 3.5(e) or as contemplated by the PIPE Financing, as of the date hereof there are, and immediately prior to the Closing there will be, no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company pursuant to any provision of Law, the Company’s Organizational Documents or any Contract to which the Company is a party, or (vi) Lien (other than a Permitted Lien) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable).

(f)           Neither Pubco nor the Company owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than the Subsidiaries of each of Pubco and the Company (collectively, the “Company Subsidiaries”) and other business entities as set forth on Schedule 3.5(f). Except as set forth in Schedule 3.5(f), each of the Company Subsidiaries has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate or other entity power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Except as set forth in Schedule 3.5(f), each of the Company Subsidiaries is presently qualified to do business in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. Except as set forth in Schedule 3.5(f), all shares or other equity securities of the Company Subsidiaries that are issued and outstanding have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right.

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Section 3.6.          Financial Statements. Attached hereto as Schedule 3.6 are true, complete and correct copies of, the unaudited consolidated balance sheets of the Company, and the related statements of operations, changes in stockholders’ equity and cash flows, for the fiscal years ended December 31, 2020 and December 31, 2021 including the notes thereto (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in conformity with the GAAP, but have not been prepared in accordance with the requirements of the Public Company Accounting Oversight Board (the “PCAOB”) for public companies. The Company Financial Statements are complete and accurate and fairly present, in all material respect, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein, subject, in the case of the Company Financial Statements, to normal and year-end adjustments as permitted by GAAP. Except as otherwise noted therein and as set forth in Schedule 3.6, the Company Financial Statements (i) were prepared from the books and records of the Company; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation in all material respects of the Company’s financial condition as of their dates; and (iii) contain and reflect adequate provisions for all material liabilities applicable to the Company with respect to the periods then ended. The Company has delivered to SPAC true, complete and correct copies of all “management letters” received by it from its accountants and all responses by lawyers engaged by the Company to inquiries from its accountant or any predecessor accountants since January 1, 2020. Since December 31, 2021 (the “Balance Sheet Date”), except as required by applicable Law or GAAP, there has been no material change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

Section 3.7.          Liabilities.

(a)          Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred since the Balance Sheet Date in the Ordinary Course that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii)  for Liabilities under Contracts that relate to obligations that have not yet been performed, and are not yet required to be performed, or (iv) for Liabilities incurred in connection with the Transactions as of the date hereof, the Company has no Liabilities of a nature required to be reflected on a balance sheet of the Company prepared in accordance with GAAP.

(b)          Except for Indebtedness as set forth in Schedule 3.7(b), as of the date hereof, the Company does not have any Indebtedness and has not guaranteed any other Person’s Indebtedness.

Section 3.8.          Internal Accounting Controls. The Company have established a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations in all material respects; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company’s historical practices and to maintain asset accountability in all material respects; (c) access to material assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for material assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.9.          Absence of Certain Developments. Except as set forth on Schedule 3.9, between the Balance Sheet Date and the date hereof, the Company has not taken any action that, if such action were taken between the Balance Sheet Date and the date hereof, would have required SPAC consent pursuant to Section 5.2. The Company has not received any grant or other financial support, financial benefits or relief from any Governmental Authority.

Section 3.10.        Accounts Receivable. All notes and accounts receivable of the Company reflected on the Company Financial Statements are current as of the date thereof and collectible in amounts not less than the aggregate amount thereof (net of reserves that are established in accordance with the GAAP or the Company’s historical financial practices applied consistently) carried (or to be carried) on the books of the Company and represent bona fide transactions that arose in the Ordinary Course and are properly reflected on the Company’s books and records. As of the date of this Agreement, except as set forth on Schedule 3.10, (i) none of such notes or accounts receivable that relate to a Material Partner are past due more than ninety (90) days, (ii) there is no contest, claim, defense or right of setoff with any account debtor of an accounts receivable relating to the amount or validity of such accounts receivable, (iii) to the Knowledge of the Company, all such notes or accounts receivable that relate to a Material Partner (net of reserves that are established in accordance with the Company’s historical financial practices applied consistently) are collectible in the Ordinary Course, and (iv) to the Knowledge of the Company, no request for or an agreement for deduction or discount has been made with respect to such accounts receivable that relate to a Material Partner.

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Section 3.11.        Compliance with Law.

(a)          Except as set forth on Schedule 3.11(a), each of Pubco, the Company, Company Merger Sub and all other Company Subsidiaries has not been since January 1, 2018 in, and does not have any Liability in respect of any, violation of, and no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would constitute or result in a violation by Pubco, the Company, Company Merger Sub or any Company Subsidiary of, or failure on the part of Pubco, the Company, Company Merger Sub or any Company Subsidiary to comply with, or any Liability suffered or incurred by Pubco, the Company, Company Merger Sub or any Company Subsidiary in respect of any violation of or material noncompliance with, any Laws and Orders or policies by Governmental Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its Assets, and no Proceeding is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance.

(b)          Each of Pubco, the Company, Company Merger Sub and the Company Subsidiaries has all Permits necessary for the conduct of its business as presently conducted, and, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Permits is in full force and effect; (ii) Pubco, the Company, Company Merger Sub and the Company Subsidiaries are in compliance with the terms, provisions and conditions thereof; (iii) there are no outstanding violations, notices of noncompliance, Orders or Proceedings adversely affecting any of the Permits; and (iv) no condition (including the execution of this Agreement and the other Transaction Documents to which Pubco, the Company or Company Merger Sub is a party and the consummation of the Transactions) exists and no event has occurred which (whether with or without notice, lapse of time or the occurrence of any other event) would reasonably be expected to result in the suspension or revocation of any of the Permits other than by expiration of the term set forth therein.

Section 3.12.        Title to Properties.

(a)          Schedule 3.12(a) sets forth a list of real properties owned by the Company, under its own name or through Company Subsidiaries.

(b)          Except for the leases set forth on Schedule 3.12(b) (the “Leases”), the Company does not lease, sublease or license any other real property. The Leases are valid and binding obligations of the Company and, to the Knowledge of the Company, the other party thereto, in accordance with their terms and, unless terminated by the other party thereto or expired in accordance with the terms thereof following the date hereof, are in full force and effect, and neither the Company nor, to the Knowledge of the Company, the other party thereto is in default beyond the expiration of applicable notice or cure periods in the performance, observance or fulfillment of any obligation, covenant or condition contained therein (and the Company has not received any written notice alleging any such default). All buildings, structures, improvements, fixtures, building systems and equipment included in the Leases are in good operating condition and repair in all material respects. The Company has the right to conduct its business in each Leases for the remaining term of the applicable Lease.

(c)          The Company owns good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of its material Assets which are tangible in nature. The Company owns, leases under valid leases or has use of and/or valid access under valid agreements to all material tangible Assets necessary for the conduct of its business as presently conducted, and all such facilities, machinery and equipment are in good working condition and repair and generally are adequate and suitable in all material respects for their present use, Ordinary Course wear and tear excepted.

Section 3.13.        International Trade Matters; Anti-Bribery Compliance.

(a)          The Company currently is and, for the past five years has been, in compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Governmental Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”),

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(iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries; (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b)          Neither the Company, nor any director or officer, nor, to the Knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions or similar lists administered by a Governmental Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Governmental Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Governmental Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company, nor any director or officer, nor, to the Knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) to the Knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c)          The Company, has not received written notice of, nor, to the Knowledge of the Company, any of its officers, employees, agents or third-party representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

Section 3.14.        Tax Matters.

(a)            Except as set forth on Schedule 3.14(a), (i) all income and other material Tax Returns required to be filed by or on behalf of the Company have been filed (taking into account any extensions of time within which to file), (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and (iii) all income and other material Taxes due and payable (whether or not shown as due on such Tax Returns) have been fully and timely paid, except in each case of (i) and (iii), with respect to Taxes for which adequate reserves have been established.

(b)          Except as set forth on Schedule 3.14(b), the Company has complied in all material respects with all applicable Tax Laws with respect to the withholding of Taxes (including reporting and recordkeeping requirements related thereto) and has duly and timely withheld and paid over to the appropriate Tax Authority all material amounts required to be so withheld and paid over.

(c)          The Company does not have any material Liability for Taxes of any Person (other than the Company) (i) under any Tax indemnity, Tax sharing or Tax allocation agreement or any other contractual obligation (excluding for this purpose, agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), (ii) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, or (iii) as a transferee or successor, by Contract or by operation of Law (other than Taxes of the Company).

(d)          No Liens for Taxes have been filed against the Company, except for Permitted Liens.

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(e)           No Tax Return related to income or other material Taxes of the Company is under audit or examination by any Tax Authority, and there are no audits, claims, assessments, levies, administrative or judicial proceedings pending or threatened in writing against, or regarding, any income or other material Taxes of the Company, and no Tax Authority has proposed, assessed or asserted in writing any material deficiency with respect to Taxes against the Company with respect to any Tax period for which the period of assessment or collection remains open.

(f)            No jurisdiction in which the Company does not currently file Tax Returns has claimed in writing that the Company is, or may be, subject to taxation by that jurisdiction or required to file such Tax Returns. The Company has not commenced a voluntary disclosure proceeding in any jurisdiction that has not been fully resolved or settled.

(g)           No written waiver of or agreement to extend any statute of limitations relating to Taxes for which the Company is liable and that remains in effect has been granted or requested.

(h)          The Company is not, nor has it ever been, a member of an “affiliated group” as defined in Section 1504(a) of the Code or any affiliated, combined, unitary, consolidated or similar group under state, local or foreign Law (other than a group all of the members of which consisted of the Company and its subsidiaries).

(i)            The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(j)            The Company is in material compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology among the Company. The prices for any property or services (or for the use of any property) provided by or to the Company is arm’s-length prices for purposes of all applicable transfer pricing laws, including Section 482 of the Code (or any corresponding provisions of state, local or non-U.S. Tax law).

(k)          Not including any action taken or agreed to be taken pursuant to this Agreement, the Company has not taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Company does not have any knowledge of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(l)           The Company has no plan or intention to cause SPAC or the Surviving Corporation to liquidate (for federal income tax purposes) in connection with the Transactions.

(m)          The Company and/or qualified subsidiaries of the Company have been engaged in an active trade or business outside of the United States for the entire 36-month period immediately before the Closing Date and have no intention to substantially dispose of or discontinue such trade or business (all within the meaning of Treasury Regulation Section 1.367(a)-3(c)(3)(i)).

Section 3.15.        Intellectual Property.

(a)          Schedule 3.15(a) sets forth a true, accurate and complete list of all (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) registered copyrights and pending copyright applications, (iv) internet domain name registrations, (v) material unregistered trademarks, and (vi) material proprietary software Intellectual Property; in each case that are owned by the Company or any Company Subsidiary (collectively, the “Scheduled Intellectual Property”). All of the registrations, applications, and issuances within the Scheduled Intellectual Property is subsisting, in full force and effect, and has not been cancelled, expired, abandoned, or otherwise terminated, and payment of all renewal and maintenance fees due in respect thereto, and all filings related thereto, have been duly made, except in each case with respect to such registrations, applications and issuances that the Company has permitted to expire or has cancelled, abandoned or terminated in its reasonable business judgment. To the Knowledge of the Company, all such registrations and issuances within the Scheduled Intellectual Property are valid. Immediately after the Closing, the Company will continue to have the right to exploit all Owned Intellectual Property and Licensed Intellectual Property on substantially similar terms and conditions as the Company enjoyed immediately prior to Closing. There are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Owned Intellectual Property within ninety (90) days after the date of this Agreement.

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(b)          Except as set forth on Schedule 3.15(b), the Company exclusively owns all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. (i) no Owned Intellectual Property is or has been, in the six (6) year period immediately prior to the date of this Agreement, the subject of any opposition, cancellation, or similar Proceeding before any Governmental Authority other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), and to the Knowledge of the Company, no such Proceeding is or has been threatened in writing, (ii) the Company is not subject to any injunction or other specific judicial, administrative, or other Order that restricts or impairs its ownership, registrability, enforceability, use or distribution of any Owned Intellectual Property, and (iii) the Company is or has been, in the six (6) year period immediately prior to the date of this Agreement, subject to any current Proceeding that the Company reasonably expects would materially and adversely affect the validity, use or enforceability of any Owned Intellectual Property other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), and to the Knowledge of the Company, no such Proceeding is or has been threatened in writing.

(c)          To the Knowledge of the Company, the Company and/or the Company Subsidiaries have valid, sufficient, subsisting and enforceable rights to use all Licensed Intellectual Property. The Company is in compliance with all material contractual obligations in a Contract set forth on Schedule 3.24(g) and all applicable IP Contracts involving Public Software. The consummation of the Transactions will not, by itself, directly and immediately materially impair any rights of the Company to any Owned Intellectual Property or Licensed Intellectual Property.

(d)          To the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries, as is currently conducted or conducted in the six (6) year period immediately preceding the date hereof, including any use of the Owned Intellectual Property as currently or previously used by the Company or any Company Subsidiary in the six (6) year period immediately preceding the date here, does not infringe, misappropriate, or violate any Intellectual Property or other proprietary right of any Person. There is no Proceeding pending or threatened in writing in which it is alleged that the Company or any Company Subsidiary is infringing, misappropriating, or violating the Intellectual Property of any Person.

(e)          There is no pending Proceedings in which it is alleged that any Person is infringing, misappropriating or violating rights of the Company to Owned Intellectual Property or Licensed Intellectual Property exclusively licensed to Company. To the Knowledge of the Company, no Person is or was in the six (6) year period immediately preceding the date hereof infringing, violating or misappropriating the rights of the Company in or to any Owned Intellectual Property or Licensed Intellectual Property exclusively licensed to Company.

(f)           Each former and current officer and employee, contractor and other Person involved in the development or creation of any Intellectual Property on behalf of the Company has executed a written agreement with the Company (i) obligating such person to maintain the confidentiality of the Company’s confidential information both during and after the term of such Person’s employment or engagement; and (ii) assigning to the Company all right, title, and interest in and to such Intellectual Property. To the Knowledge of the Company, there has not been any breach by any such Persons to any such agreement. No Governmental Authority or academic institution has any right to, ownership of, or right or royalties for, any Owned Intellectual Property.

(g)          The Company has taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of, and their proprietary rights in and to, non-public Owned Intellectual Property. To the Knowledge of the Company, no present or former officer, director, employee, agent, independent contractor, or consultant of the Company has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of responsibilities to the Company.

(h)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has established and implemented, and is operating in compliance with, policies, programs and procedures that are commercially reasonable and consistent with reasonable industry practices and include administrative, technical and physical safeguards, designed to protect the confidentiality and security of Sensitive Data in its possession, custody or control against unauthorized access, use, modification, disclosure or other

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misuse. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company maintains controls for all material information technology systems owned by the Company, including computer hardware, software, networks, information technology systems, electronic data processing systems, telecommunications networks, network equipment, interfaces, platforms, peripherals, and data or information contained therein or transmitted thereby, including any outsourced systems and processes (collectively, the “Computer Systems”) that are designed to protect the Computer Systems against attacks (including virus, worm and denial-of-service attacks), unauthorized activities or access of any employee, hackers or any other person, and to otherwise maintain and protect the integrity, operation and security of such Computer Systems and all information (including Sensitive Data) stored thereon or transmitted thereby against loss, unauthorized access or other misuse, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption technology. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, for the past twenty-four (24) months, the Computer Systems have not suffered any material failures, breakdowns, continued substandard performance, unauthorized intrusions or use, or other adverse events affecting any such Computer Systems, and there have not been any unauthorized access or use of any information (including Sensitive Data) stored thereon or transmitted thereby that, in each case, have caused any substantial disruption of or interruption in or to the use of such Computer Systems. The Company has remedied in all material respects any privacy or data security vulnerabilities identified in any privacy or data security audits of its businesses and classified as critical or high (or similar designation) (including third-party audits of the Computer Systems). The Computer Systems are, to the Knowledge of the Company, (i) sufficient in all material respects for the current operations of the Company and, all currently contemplated operations, and (ii) operate in material conformance with their documentation and without any material defect, unavailability, virus, malware or error.

(i)           Except as set forth on Schedule 3.15(i), the Company has implemented and maintains, and has used commercially reasonable efforts to ensure that all providers of information technology services to the Company that involve or relate to the collection, storage, processing or transmission of sensitive information, including Personal Data (the “IT Providers”), have implemented and maintain: (i) commercially reasonable administrative, technical, and physical safeguards designed to prevent the loss, alteration, or destruction of, or unauthorized access to or disclosure of, Personal Data and (ii) a security plan that is designed to (A) identify internal and external risks to the security of the confidential information included in Personal Data maintained by, or provided to, the Company; (B) implement, monitor and provide adequate and effective administrative, electronic (including technical safeguards, such as 128 bit encryption for all data at rest) and physical safeguards to control such risk; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security with respect to sensitive information, including Personal Data.

(j)           To the Knowledge of the Company, since January 1, 2018, no IT Provider has experienced any breach of security or otherwise unauthorized use or access by or disclosure to third parties by any such IT Provider or its employees, consultants or contractors with respect to any Personal Data collected, obtained, or stored by or on behalf of the Company.

(k)          The Company has in place and has previously had in place commercially reasonable policies (including a privacy policy), rules, and procedures (the “Privacy Policy”) regarding the Company’s collection, use, processing, disclosure, disposal, dissemination, storage and protection of customers’ Personal Data. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has complied with the then applicable Privacy Policy. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not violate any such Privacy Policies and Company has provided SPAC true, correct and complete copies of such Privacy Policies.

(l)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Proceedings are pending or have been threatened in writing against the Company relating to the collection, use, dissemination, storage and protection of Personal Data.

(m)         Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the tangible embodiments of Owned Intellectual Property (including software) is currently or was in the past distributed or used by the Company with any Public Software in a manner that requires that any of the Owned Intellectual Property (in whole or in part) or tangible embodiments thereof be dedicated to the public domain, disclosed, distributed in source code form, made available at no charge, or reverse engineered.

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(n)          The Company is in actual possession and control of the source code of the software within the Owned Intellectual Property and all related documentation, specifications and know-how. Except as set forth on Schedule 3.15(n), no Person other than the Company and its employees and contractors (i) has a right to access or possess any source code of the software within the Owned Intellectual Property, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement and the consummation of the Transactions.

(o)          Schedule 3.15(o): (i) identifies each standards-setting organization (including ETSI, 3GPP, 3GPP2, TIA, IEEE, IETF, and ITU-R), university or industry body, consortium, other multi-party special interest group and any other collaborative or other group in which the Company is currently participating, or has participated in the past or applied for future participation in, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority, in all cases, to the extent related to any Intellectual Property (each a “Standards Body”); and (ii) sets forth a listing and description of the membership agreements and other Contracts, bylaws, policies, rules and similar materials relating to such Standards Bodies, to which Company is bound (collectively, “Standards Agreements”). True, complete and correct copies of all Standards Agreements have been delivered to SPAC. The Company is not bound by, and have not agreed in writing to be bound by, any Contract (including any written licensing commitment), bylaw, policy, or rule of any Standards Body that requires or purports to require Company to contribute, disclose or license any Intellectual Property to such Standards Body or its other members, other than the Standards Agreements. The Company has not made any written patent disclosures to any Standards Body. The Company is in material compliance with all Standards Agreements that relate to Intellectual Property. The Company is not engaged in any material dispute with any Standards Body with respect to any Intellectual Property or with any third Persons with respect to Company’s conduct with respect to any Standards Body.

Section 3.16.        Insurance. As of the date hereto, the Company maintains no policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability or other casualty and property insurance. The Company has not suffered any material loss for which it has been required to self-insure as a result of not maintaining any such policies.

Section 3.17.        Litigation. Except as set forth on Schedule 3.17, as of the date hereof, there is no Proceeding pending or, to the Knowledge of the Company, threatened by or against Pubco, the Company, Company Merger Sub or any of their predecessors or Subsidiaries or against any officer, director, or shareholder of Pubco, the Company or Company Merger Sub in their capacity as such or relating to their employment services or relationship with the Company, or any of their Affiliates, and neither Pubco, the Company nor Company Merger Sub is bound by any Order. As of the date hereof, neither Pubco, the Company nor Company Merger Sub has any Proceeding pending against any Governmental Authority or other Person. To the Knowledge of the Company, there is no basis for any Material Partner (as defined herein) to assert a claim against the Company based upon the Company entering into of this Agreement or the other Transaction Documents to which it is a party or the consummation of the Transactions.

Section 3.18.        Bank Accounts; Powers of Attorney. Schedule 3.18 sets forth, as of the date hereof, a true, complete and correct list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which Pubco or the Company has an account or safe deposit box, including the names and identification of all Persons authorized to draw thereon or have access thereto.

Section 3.19.        Material Partners. Schedule 3.19 sets forth the ten (10) largest customers of the Company by revenue and the ten (10) largest vendors (including, without limitation, suppliers and manufacturers) of the Company with respect to its core business by expense, in each case for the 12-month period ended December 31, 2021 (each a “Material Partner”). No such Material Partner has terminated or adversely changed its relationship with the Company nor has the Company received written notification that any such Material Partner intends to terminate or materially and adversely change such relationship or that such Material Partner is not solvent. There are no currently pending or, to the Knowledge of the Company, threatened disputes between the Company and any of its Material Partners that (a) could reasonably be expected to materially and adversely affect the relationship between the Company and any Material Partner or (b) could reasonably be expected to materially and adversely affect the Company.

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Section 3.20.        Labor Matters.

(a)           Schedule 3.20(a) sets forth an accurate and complete list of the key employees of the Company as of the date hereof and the following information for each such employee as of the date hereof: (i) name, (ii) geographic location (including city, state and country), (iii) employing legal entity, (iv) active or leave status (and, if on leave, the nature of the leave and the expected return date) and (v) compensation.

(b)          (i) The Company is not a party to or bound by any collective bargaining Agreement or other similar labor agreement with respect to any employee of the Company, (ii) no employee of the Company are covered by any collective bargaining Agreement or other similar labor agreement or represented by any labor or trade union, works council or other employee representative body, in each case, with respect to their employment with the Company, (iii) to the Knowledge of the Company, there has not been any labor organizing activity or demand for recognition or certification by or with respect to any employee of the Company and (iv) except as set forth on Schedule 3.20(b), there are no pending or, to the Knowledge of the Company, threatened, (A) labor disputes involving the Company, or (B) unfair labor practice charges, strikes, slowdowns or work stoppages by or with respect to any employee of the Company.

(c)          Except as set forth on Schedule 3.20(c), the Company is, and has been, in compliance in all material respects with all applicable local, state, and federal Laws relating to labor, employment and compensation. The Company has not received written or oral notice of any pending or, to the Knowledge of the Company, threatened Proceeding with respect to or relating to alleged noncompliance by the Company with any applicable local, state or federal Laws relating to employment or compensation. With respect to Company Service Providers, except as set forth on Schedule 3.20(c), the Company: (x) has withheld and reported in all material respects all amounts required by Law or by Contract to be withheld and reported with respect to wages, fees, salaries and other payments to such persons, (y) is not liable for any material arrears of wages, fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (z) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for such persons (other than routine payments to be made in the normal course of business and consistent with past practice). The Company does not have direct or indirect Liability with respect to any misclassification of any person as an independent contractor or consultant rather than as an employee, with respect to any employee leased from another employer or with respect to any current or former employees classified as exempt from overtime wages.

(d)          The Company is not a party to a settlement agreement that involves allegations relating to sexual harassment, sexual misconduct or discrimination by a Company Service Provider. To the Knowledge of the Company, no allegations of sexual harassment, sexual misconduct or discrimination have been made against any Company Service Provider in their capacity as such and no such harassment, misconduct or discrimination has occurred (whether or not allegations have been made).

(e)          To the Knowledge of the Company, no Company Service Provider is in violation of any material term of any employment agreement, nondisclosure agreement, consulting agreement, independent contractor agreement, non-competition agreement, non-solicitation agreement or other agreement containing similar restrictive covenant obligations, in each case: (i) with or to the Company or (ii) with a former employer or hiring entity of any such person relating (A) to the right of any such person to be employed or engaged by the Company or (B) to the knowledge or use of trade secrets or proprietary information.

Section 3.21.        Employee Benefits.

(a)          Schedule 3.21(a) sets forth an accurate and complete list of all material “Benefit Arrangements.” For purposes of this Agreement, “Benefit Arrangements” means any plan, program, policy, practice, Contract or other arrangement providing for non-discretionary bonus, commission or incentive compensation, profit sharing, pension, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, restricted stock, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, executive compensation, payroll practices, retention, or change in control benefit, whether written or unwritten, insured or self-insured, maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company on behalf of any employee, officer, director, consultant or other service provider of the Company or under which the Company has any Liability.

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(b)          With respect to each Benefit Arrangement, the Company has made available to SPAC a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Benefit Arrangement and all amendments thereto; (ii) the most recent annual report and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; and (iv) the most recent annual financial and actuarial reports.

(c)          With respect to each Benefit Arrangement, (i) each Benefit Arrangement has been established, maintained and administered in all material respects in accordance with its express terms and with the requirements of applicable Law; (ii) there are no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to the Benefit Arrangement or, to the Knowledge of the Company, against any fiduciary of the Benefit Arrangement with respect to the operation of such arrangements (other than routine benefits claims); (iii) no such Benefit Arrangement is under audit or investigation by any Governmental Authority or regulatory authority; and (iv) all payments required to be made by the Company under any Benefit Arrangement, any contract, or by Law (including all contributions (including all employer contributions and employee salary reduction contributions), insurance premiums or intercompany charges) since January 1, 2018 have been timely made or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each of the Benefit Arrangement, applicable Law and GAAP, in each case, in all material respects.

(d)          Neither the execution, delivery and performance of this Agreement or the other Transaction Documents to which the Company is a party nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company; (ii) limit or restrict the right of the Company to merge, amend or terminate any Benefit Arrangement; or (iii) result in the acceleration of the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any such compensation or benefits under, or increase the amount of compensation or benefits due under, any Benefit Arrangement.

Section 3.22.        Environmental and Safety. Since January 1, 2018, to the Knowledge of the Company, the Company has complied and is in compliance with all, and have not received any written notice alleging or otherwise relating to any violation of any, Environmental and Safety Requirements, and there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company alleging any failure to so comply. Since January 1, 2018, to the Knowledge of the Company, the Company has not received any written notice or report with respect to it or its facilities regarding any (a) actual or alleged violation of Environmental and Safety Requirements, or (b) actual or potential Liability arising under Environmental and Safety Requirements, including any investigatory, remedial or corrective obligation. To the knowledge of the Company, no hazardous materials have been discharged, disbursed, released, stored, treated, generated, disposed of or allowed to escape in each case by any Company Subsidiary on, in, under, or from the real property covered by the Leases except in compliance with all Environmental and Safety Requirements, and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.23.        Related Party Transactions.

(a)          Schedule 3.23 sets forth a true, complete and correct list of the following as of the date of this Agreement (each such arrangement of the type required to be set forth thereon, whether or not actually set forth thereon, an “Affiliate Transaction”): (i) each Contract between the Company, on the one hand, and any current or former Affiliate of the Company on the other hand; and (ii) all Indebtedness (for monies actually borrowed or lent) owed by any current or former Affiliate to the Company, except in each case, for (i) employment agreements, fringe benefits and other compensation paid to directors, officers and employees, (ii) Benefits Arrangements or reimbursements of expenses incurred in connection with their employment or service, (iii) amounts paid pursuant to Benefits Arrangements; (iv) Contracts with any employee of the Company providing for indemnification of such employee, (v) Contracts that will be terminated prior to the Closing without any Liability to the Company or Company Subsidiaries continuing following the Closing; (vi) Contracts between the Company, on the one hand, and any Company Subsidiary, on the other; and (vii) powers of attorney and similar grants of authority made in the Ordinary Course.

(b)          None of the shareholders of the Company nor any of their Affiliates own or have any rights in or to any of the material Assets, properties or rights used by the Company.

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Section 3.24.        Material Contracts. Schedule 3.24 sets forth a true, complete and correct list, as of the date hereof, of each of the following Contracts (other than Benefit Arrangements) to which the Company is a party (each such Contract of the type required to be set forth thereon, whether or not actually set forth thereof, a “Material Contract”):

(a)          obligations of, or payments to, the Company of $1,000,000 or more;

(b)          collective bargaining agreement or other Contract with any labor organization, union or association or Contract with a professional employer organization, or other Contract providing for co-employment of employees of the Company, or Contract with a professional employer organization or co-employer organization or other Contract provision for co-employment of employees of the Company;

(c)          Contract that provides for a payment or benefit, accelerated vesting, upon the execution of this Agreement, the other Transaction Documents to which the Company is a party or the Closing in connection with any of the Transactions;

(d)          Contract relating to Indebtedness, including the mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any Asset or group of Assets of the Company and issuance of any Indebtedness by the Company in excess of $1,000,000;

(e)          any real property lease or Contract under which the Company is the lessee of or the holder or operator of any material personal property owned by any other Person;

(f)           Contract under which the Company is the lessor of or permits any third Person to hold or operate any material personal property owned or controlled by the Company;

(g)          IP Contracts;

(h)          Affiliate Contracts;

(i)           Contracts involving any Governmental Authority other than Contracts for the sale of the Company’s products in the Ordinary Course;

(j)           Contracts related to joint ventures, partnerships, relationships for joint marketing (other than co-marketed items) or joint development with another Person;

(k)          the grant of rights to manufacture, produce, assemble, license, market or sell any Company products with an aggregate or one-time consideration exceeding $1,000,000;

(l)           Contracts with Material Partners where the payments to or obligations of the Company exceed $500,000 individually; and

(m)         Contracts that in the Company’s determination will be required to be filed with the Proxy/Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant.

Each Material Contract (x) is valid, binding and enforceable against the Company, as the case may be, and, to the Knowledge of the Company, against each other party thereto, in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and general principles of equity, and (y) is in full force and effect on the day hereof and the Company, as the case may be, has performed all obligations, including the timely making of all payments, required to be performed by it under, and is not in default or breach of in respect of, any Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under, including, but not limited to, the timely making of any payments, and is not in default or breach of in respect of, any Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. There has been made available to SPAC a true, complete and correct copy of each of the Material Contracts listed on Schedule 3.24.

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Section 3.25.        SEC Matters. The information relating to the Company supplied by the Company for inclusion in the Form F-4/Proxy Statement (as defined below), will not as of the Form F-4 Effective Date and date on which the Proxy Statement (or any amendment or supplement thereto) is first distributed to SPAC Stockholders or at the time of SPAC Stockholder Meeting contain any statement which, at such time and in light of the circumstances under which it was made, are false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

Section 3.26.        Brokers and Other Advisors. Except for China Bridge Capital Limited, the PIPE Financing placement agent and each’s Affiliates, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Pubco or the Company.

Section 3.27.        Foreign Private Issuer. Pubco is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy/Registration Statement with the SEC through the Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

Section 3.28.        Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE III, none of the Company or any other Person makes any express or implied representation or warranty, either written or oral, with respect the Company, and the Company expressly disclaim any other representations or warranties, including without limitation regarding any pro forma financial information, financial projections or similar other forward-looking statements, whether provided by the Company, or any other Person (including their respective Affiliates, officers, directors, managers, employees, agents, representatives or advisors).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as disclosed in the SPAC SEC Documents, filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein), SPAC represents and warrants to Pubco and the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date:

Section 4.1.          Organization, Qualification and Standing. SPAC is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and each is qualified to do business and in good standing in every jurisdiction in which its operations require it to be so qualified. The Organizational Documents of SPAC is in full force and effect. SPAC is not in violation of its Organizational Documents.

Section 4.2.          Authority; Enforceability. SPAC has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which it is a party, and the consummation by SPAC of the Transactions, has been duly authorized and approved by the SPAC Board and no other corporate action on the part of SPAC is necessary to authorize the execution, delivery and performance by SPAC of this Agreement, the other Transaction Documents to which it is a party, and the consummation by it of the Transactions. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by SPAC and, assuming due authorization, execution and delivery hereof by Pubco, the Company, and Company Merger Sub, constitutes a legal, valid and binding obligation of SPAC, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, or similar Law affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 4.3.          Non-contravention. Neither the execution and delivery of this Agreement or the other Transaction Documents to which SPAC is a party, nor the consummation by SPAC of the Transactions, nor compliance by SPAC with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the Organizational Documents of SPAC or (b) assuming that the authorizations, consents and approvals referred to in Section 4.6 are obtained and the filings referred to in Section 4.6 are made, (i) violate any Law applicable to SPAC or any of its properties or assets, and (ii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a

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right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of SPAC under, any of the terms, conditions or provisions of any contract or other agreement to which SPAC is a party, or by which it or any of its properties or assets may be bound or affected except, in the case of clause (ii), for such violations, conflicts, Losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of SPAC to consummate the Transactions.

Section 4.4.          Brokers and Other Advisors. Except as described in the SPAC SEC Documents and the advisory fee payable to Beijing Haohan Tianyu Investment Consulting Co., Ltd. (the “Business Combination Fees”), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the SPAC or its Affiliates who might be entitled to any fee or commission from the SPAC or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.

Section 4.5.          Capitalization.

(a)          The authorized share capital of SPAC consists of 30,000,000 shares of SPAC Common Stock, of which 7,557,500 shares of SPAC Common Stock are issued and outstanding as of the date hereof. 596,000 shares of SPAC Common Stock are reserved for issuance upon the exercise of the SPAC Rights. All outstanding shares of SPAC Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Delaware Law, SPAC’s Organizational Documents or any contract to which SPAC is a party or by which SPAC is bound. Except as set forth in SPAC’s Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Common Stock or any capital equity of SPAC. Other than as set forth in the SPAC SEC Documents, and any promissory notes that may be issued by the Sponsor to the SPAC for working capital purposes that are set forth on Schedule 4.5, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the SPAC or obligating SPAC to issue or sell any shares of capital stock of, or any other interest in, SPAC. SPAC does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. Except as set forth in the SPAC SEC Documents, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of SPAC Common Stock. There are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b)          SPAC does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities or interests in any other Person.

Section 4.6.          Consents; Required Approvals. Assuming the truth and accuracy of Pubco’s and the Company’s representations and warranties contained in Section 3.3, no notices to, filings with, or authorizations, consents or approvals of any Governmental Authority are necessary for the execution, delivery or performance of this Agreement, the other Transaction Documents to which either is a party or the consummation by SPAC of the Transactions.

Section 4.7.          Trust Account. As of March 31, 2022, SPAC has $57,505,540.84 in the trust account established by SPAC for the benefit of its SPAC Public Stockholders at J.P. Morgan Chase Bank, N.A. (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by Continental pursuant to the Investment Management Trust Agreement, dated as of June 29, 2021, between SPAC and Continental (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. SPAC has complied in all respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, by Continental. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect and/or that would entitle any Person (other than the payment of the Business Combination Fees and certain advisory fees and the SPAC Public Stockholders who elect to redeem their shares of SPAC Common Stock pursuant to SPAC’s Certificate of Incorporation), to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (x) to pay income and other tax obligations from any interest income earned in the Trust Account or (y) to redeem SPAC Common Stock in accordance with the provisions of the SPAC’s Organizational Documents.

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Section 4.8.          Employees.

(a)          Other than any officers as described in the SPAC SEC Documents and consultants and advisors in the Ordinary Course, SPAC has never employed any employees or retained any contractors.

(b)          Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC does not have any unsatisfied material Liability with respect to any officer or director.

(c)          SPAC has never, and do not currently, maintain, sponsor, or contribute to or have any Liability pursuant to any plan, program or arrangement that would fall under the definition of “Benefit Arrangement” determined as if such definition referenced SPAC instead of the Company (“SPAC Benefit Arrangement”).

Section 4.9.          Tax Matters.

(a)          SPAC has filed (taking into account all applicable extensions) when due all income or other material Tax Returns required by applicable Law to be filed by SPAC, all income or other material Taxes (whether or not shown on any Tax Returns) due and owing by SPAC have been paid, and all such Tax Returns were true, complete and correct in all material respects as of the time of such filing as of the time of such filing.

(b)          There is no material Proceeding, audit or claim now pending against, or with respect to, SPAC in respect of any Tax, nor is any material Proceeding for additional Tax being asserted in writing by any Governmental Authority that has not been resolved or settled in full.

(c)          No written claim has been made by any Governmental Authority in a jurisdiction where SPAC has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(d)          SPAC is not a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the Ordinary Course and not relating primarily to Taxes).

(e)          SPAC has withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(f)           SPAC has complied in all material respects with all requirements and procedures of any applicable transfer pricing Laws.

(g)          There is no outstanding request for any extension of time within which to pay any material Taxes or file any material Tax Returns (other than extensions requested in the Ordinary Course), there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of SPAC that will remain outstanding as of the Closing Date, and no ruling with respect to Taxes (other than a request for determination of the status of a qualified pension plan) has been requested by or on behalf of the Company.

(h)          SPAC has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i)           There are no Liens for Taxes upon any Assets of SPAC other than Permitted Liens.

(j)           SPAC has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any other similar agreement with any Governmental Authority in respect of which SPAC could have any material Tax Liability after the Closing. SPAC does not have any request for a ruling in respect of Taxes pending between SPAC and any Governmental Authority.

(k)          SPAC (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other comparable group for state, local or foreign Tax purposes and (ii) has no Liability for the Taxes of any Person (other than SPAC) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract (other than Contracts entered into in the Ordinary Course and not relating primarily to Taxes), or otherwise by Law.

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(l)           SPAC has not participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(m)         SPAC is not and will not be subject to Tax in any country other than the country of incorporation of SPAC by virtue of having a permanent establishment in that country.

(n)          SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) use of an improper or change in method of accounting for a Tax period ending prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed prior to the Closing; or (iii) installment sale or open transaction disposition made prior to the Closing.

(o)          SPAC is not required to include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect to Section 965(h) of the Code.

(p)          SPAC is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(q)          SPAC is not aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 4.10.        Listing. SPAC Units, SPAC Common Stock and SPAC Rights are listed on Nasdaq, with trading tickers MCFAU, MCAF and MCAFR. There is no Proceeding pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of SPAC Units, SPAC Common Stock and SPAC Rights on Nasdaq.

Section 4.11.        Reporting Company. SPAC is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the shares of SPAC Common Stock, SPAC Units and SPAC Rights are registered pursuant to Section 12(b) of the Exchange Act. There is no Proceeding pending or, to SPAC’s Knowledge, threatened in writing against SPAC by the SEC with respect to the deregistration of SPAC Common Stock under the Exchange Act. SPAC has taken no action in an attempt to terminate the registration of SPAC Common Stock, SPAC Units or SPAC Rights under the Exchange Act.

Section 4.12.        Undisclosed Liabilities. SPAC has no Liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the SPAC Financial Statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of SPAC, except: (a) Liabilities provided for in or otherwise disclosed in the balance sheet included in the most recent SPAC Financial Statements or in the notes to the most recent SPAC Financial Statements, and (b) such Liabilities arising in the Ordinary Course of SPAC’s business since the date of the most recent SPAC Financial Statement, none of which, individually or in the aggregate, would have a SPAC Material Adverse Effect taken as a whole.

Section 4.13.        SPAC SEC Documents and SPAC Financial Statements.

(a)          SPAC has timely filed (taking into account all timely filed extensions of filing deadlines) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by SPAC with the SEC since SPAC’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto (the “SPAC SEC Documents”), and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional SPAC SEC Documents”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modification that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Documents were, and the Additional SPAC SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Documents did not, and the Additional SPAC SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any SPAC SEC Document has been or is revised or superseded by a later filed SPAC SEC Document or

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Additional SPAC SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.13, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Each director and executive officer of SPAC has filed with the SEC on a timely basis all documents required with respect to SPAC by Section 16(a) of the Exchange Act.

(b)          Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the SPAC SEC Documents and Additional SPAC SEC Documents is in conformity with GAAP (applied on a consistent basis), Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated and each is complete and fairly presents, in all material respects, the financial position, results of operations and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein.

(c)          SPAC has timely filed (taking into account all timely filed extensions of filing deadlines) all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any SPAC SEC Document (the “SPAC Certifications”). Each of the SPAC Certifications is true and correct.

(d)          SPAC maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of SPAC’s SEC filings and other public disclosure documents. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(e)          SPAC maintains a standard system of accounting established and administered in accordance with GAAP. SPAC has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. SPAC has delivered to the Company, to the extent applicable, a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of SPAC to SPAC’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of SPAC to record, process, summarize and report financial data.

(f)           SPAC has no off-balance sheet arrangements. No financial statements other than those of SPAC are required by GAAP to be included in the consolidated financial statements of SPAC.

(g)          Neither SPAC nor, to the Knowledge of SPAC, any manager, director, officer, employee, auditor, accountant or representative of SPAC has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or their respective internal accounting controls, including any complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices or fraud. No attorney representing SPAC, whether or not employed by SPAC, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by SPAC or any of its officers, directors, employees or agents to the SPAC Board (or any committee thereof) or to any director or officer of SPAC. Since SPAC’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the SPAC Board or any committee thereof.

(h)          SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

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(i)           There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j)           Except as and to the extent set forth in SPAC SEC Documents, SPAC has no Liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the Ordinary Course of SPAC’s business.

(k)          As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Documents. To the Knowledge of SPAC, none of the SPAC SEC Documents filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.14.        Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities directed toward completing a business combination (as defined in SPAC’s Organizational Documents). Except as set forth in SPAC’s Organizational Documents, there is no agreement, commitment, or Order binding upon SPAC or to which SPAC is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC, any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing. SPAC does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

Section 4.15.        SPAC Contracts. Except as disclosed in the SPAC SEC Documents, as of the date hereof, SPAC is not party to any Contract (other than nondisclosure agreements (containing customary terms) to which SPAC is a party that were entered into in the Ordinary Course).

Section 4.16.        Litigation. (a) There is no Proceeding pending, or to the Knowledge of SPAC, threatened against SPAC or any of its properties or rights, and (b) SPAC is not subject to any outstanding Order. As of the date hereof, there are no Proceedings (at Law or in equity) or investigations pending or, to the Knowledge of SPAC, threatened, seeking to or that would reasonably be expected to prevent, hinder, modify, delay or challenge the Transactions.

Section 4.17.        Information Supplied. None of the information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to SPAC’s stockholders with respect to the solicitation of proxies to approve the Transactions will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by SPAC or that is included in the SPAC SEC Documents).

Section 4.18.        Investment Company. SPAC is not as of the date of this Agreement, nor upon the Closing will be, an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

Section 4.19.        Lockup. All existing lock up agreements between SPAC and any of its stockholders or holders of any other securities of SPAC entered into in connection with the IPO provide for a lock up period that is in full force and effect.

Section 4.20.        Insider Letter Agreement. The letter agreement, dated June 29, 2021, between SPAC, Network 1 Financial Securities, Inc. and the Insiders, pursuant to which the Insiders agreed that if SPAC solicits approval of its stockholders of an initial business combination the Insiders will vote all shares of SPAC Common Stock beneficially owned by each such Insider whether acquired before, in or after the IPO, in favor of such business combination, is in full force and effect (the “Insider Letter Agreement”).

Section 4.21.        Board Approval. SPAC Board (including any required committee or subgroup of such boards) has, as of the date of this Agreement, unanimously (a) declared the advisability of the Merger and other transactions contemplated by this Agreement, (b) determined that the Merger and other transactions contemplated hereby are in the best interests of the stockholders of SPAC, (c) determined that the transactions contemplated hereby constitutes a

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“business combination” as such term is defined in SPAC’s Organizational Documents and (d) resolved to recommend that the stockholders of SPAC approve each of the matters requiring the SPAC Required Vote and directed that this Agreement and the Merger, be submitted for consideration by the stockholders of SPAC.

Section 4.22.        Vote Required. The affirmative vote of the holders of a majority of the shares of SPAC Common Stock entitled to vote thereon and present in person, virtually or by proxy at a meeting in which a quorum is present with respect to the matters set forth in Section 7.4(f) (other than Section 7.4(f)(iii)) and the affirmative vote of the holders of a majority of the shares of SPAC Common Stock entitled to vote thereon with respect to the matters set forth in Section 7.4(f)(iii) (collectively, the “SPAC Required Vote”) are the only votes of the holders of any class or series of SPAC’s capital stock necessary to obtain approval of the Merger and this Agreement.

Section 4.23.        Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE IV, none of SPAC, SPAC’s Affiliates or any other Person makes any express or implied representation or warranty with respect to SPAC, and SPAC expressly disclaims any other representations or warranties, whether made by SPAC or any other Person (including its Affiliates, officers, directors, employees, agents, representatives or advisors).

ARTICLE V

COVENANTS AND AGREEMENTS OF PUBCO AND THE COMPANY

Section 5.1.          Pubco Nasdaq Listing. From the date of this Agreement through the Closing, Pubco shall apply for, and shall use reasonable best efforts to cause, the Pubco Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the Depository Trust Company, subject to official notice of issuance, prior to the Closing Date.

Section 5.2.          Conduct of Business of the Company. Except (i) if the SPAC will have consented (which consent will not be unreasonably withheld, conditioned or delayed) after notice has been provided by the Company, (ii) as otherwise contemplated by this Agreement and the other Transaction Documents, (iii) any action taken necessary to effect the Reorganization, or (iv) as otherwise disclosed on Schedule 5.2 or as required by applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time or valid termination of this Agreement pursuant to ARTICLE IX, the Company (a) shall use commercially reasonable efforts to (i) conduct its business in the Ordinary Course, and (ii) preserve its goodwill, keep available the services of its officers and employees, and maintain satisfactory relationships with customers and vendors and (b) shall not:

(i)          amend its Organizational Documents;

(ii)         adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization, or otherwise merge or consolidate with or into any other Person;

(iii)        at the Company or Pubco, issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock, other than the New Equity Investments and the PIPE Financing;

(iv)         (A) issue, sell, pledge, amend, grant, create a Lien upon, or authorize the issuance, sale, pledge, amendment, grant or creation of a Lien upon, any equity interests of the Company, or convertible securities, or other commitments or instruments pursuant to which the Company may become obligated to issue or sell any of its shares of capital stock or other securities, or the holders may have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, other than the issuance of shares of Company Common Stock upon the exercise, exchange or conversion of convertible securities or other commitments or instruments; (B) split, combine, subdivide or reclassify any of its shares of capital stock, (C) declare, set aside or pay any dividend or other distribution with respect to shares of its capital stock, or (D) redeem, purchase or otherwise acquire any of its shares of capital stock;

(v)         (A) make, cancel or compromise any loans, advances, guarantees or capital contributions to any Person or (B) incur, assume, accelerate or guarantee any Indebtedness, other than Indebtedness that does not exceed $1,000,000 in the aggregate;

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(vi)        make or commit to make any capital expenditures except (A) as contemplated by the Company’s current budget, (B) in the Ordinary Course, or (C) such expenditures as do not exceed $1,000,000 in the aggregate;

(vii)       transfer, mortgage, assign, sell, lease, create a Lien upon (other than Permitted Liens) or otherwise dispose of or pledge, any Asset of the Company other than (A) in the Ordinary Course, (B) any such tangible Assets at the end of their useful lives, (C) out of redundancy, (D) pursuant to Contracts in effect as of the date hereof, or (E) Assets of the Company that do not exceed $1,000,000 in the aggregate;

(viii)      commence any Proceeding or release, assign, compromise, settle, waive or abandon any pending or threatened Proceeding, other than any such Proceeding that would not reasonably be expected to result in damages or otherwise have a value, individually in excess of $1,000,000;

(ix)        except as required under the terms of any Benefit Arrangement disclosed in Schedule 3.21(a), applicable Law or in the Ordinary Course (1) grant or announce any material increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by the Company to any current or former C-level employee, or (2) adopt, establish or enter into any plan, policy or arrangement that would constitute a Benefit Arrangement if it were in existence on the date hereof, other than in the case of the renewal of group health or welfare plans;

(x)         enter into, amend, terminate or extend any collective bargaining agreement or any other agreement with, a labor or trade union, employee association or works council;

(xi)        change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

(xii)        except in the Ordinary Course, terminate or amend any material term of any Material Contract;

(xiii)      except in the Ordinary Course, modify, amend or enter into any Contract, which (A) extends for a term of one year or more or (B) obligates the payment of more than $3,000,000 individually;

(xiv)      assign, transfer, abandon, modify, waive, terminate, fail to renew, let lapse or otherwise fail to maintain or otherwise change any material Permit, except in the Ordinary Course;

(xv)       make, revoke or change any Tax election that would reasonably be expected to have a material, disproportionate effect on SPAC or its shareholders;

(xvi)      grant, modify, abandon, dispose of or terminate any rights relating to any Intellectual Property of the Company, other than in the Ordinary Course, or otherwise permit any of its rights relating to any Intellectual Property to lapse (other than in the Ordinary Course or registrations for trademarks that are no longer in use by, are not planned to be used in the future by, and are no longer being maintained by the Company);

(xvii)     take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment; or

(xviii)    agree or commit to do, or resolve, authorize or approve any action to do, any of the foregoing, or take any action or omission that would result in any of the foregoing.

The Company shall be permitted to request consent from SPAC in writing (including by electronic mail) by delivering written notice (including by electronic mail) to any of the individuals specified on Schedule 5.2. For purposes of this Section 5.2, SPAC shall respond (including by return email) to such request as promptly as practicable, and if SPAC does not respond (including by return email) to any request within three Business Days after the Company delivers such written request for consent to SPAC (including at the email addresses set forth on Schedule 5.2 (or such other email addresses as SPAC shall specify in a notice delivered in accordance with Section 10.10)), SPAC shall be deemed to have provided its prior written consent to the taking of such action.

Section 5.3.          Access to Information. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of the Company Subsidiaries’ possession from time to time, and except for any information which (i) relates to the negotiation of this Agreement or the Transactions, (ii) is prohibited from being disclosed by applicable Law or (iii) on the advice of legal counsel of the Company would result in the loss of attorney-client

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privilege or other similar privilege from disclosure (provided that the Company will use reasonable best efforts to provide any information described in the foregoing clauses (ii) or (iii) in a manner that would not be so prohibited or would not jeopardize privilege), from and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice and so long as permissible under applicable Law and subject to appropriate COVID-19 Measures, the Company shall provide to SPAC and its authorized Representatives reasonable access (which access will be under the supervision of the Company’s personnel) to the personnel, books, records, properties, financial statements, internal and external audit reports, regulatory reports, Contracts, Permits, commitments and any other reasonably requested documents and other information of the Company during normal business hours (in a manner so as to not interfere with the normal business operations of the Company) and use commercially reasonable efforts to cause the employees, legal counsel, accountants and representatives of the Company to reasonably cooperate with SPAC in its investigation of the Company; provided that no investigation pursuant to this Section 5.3 shall affect any representation or warranty given by the Company. All of such information shall be treated as confidential information pursuant to the Section 7.10 of this Agreement. Notwithstanding anything herein to the contrary, SPAC shall not, without the prior written consent of the Company, make inquiries of Persons having business relationships with the Company (including suppliers, customers and vendors) regarding the Company or such business relationships.

Section 5.4.          Additional Financial Information. The Company shall provide SPAC with the Company’s audited financial statements for the twelve month period ended December 31, 2021 and 2020 respectively consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date (the “Year End Financial Statements”) by no later than June 30, 2022. Subsequent to the delivery of the Year End Financials, the Company shall deliver to SPAC any of the Company’s unaudited financial statements consisting of the unaudited consolidated balance sheets, the unaudited consolidated income statements, and the unaudited consolidated cash flow statements as of and for the year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year, as applicable, that is required to be included in the Proxy Statement, including once the audited financial statements for the fiscal year ended December 31, 2021 become stale for purposes of Regulation S-X of the Securities Act, and in any other filings to be made by SPAC with the SEC in connection with the Transactions (the “Additional Financial Statements”). All of the financial statements to be delivered pursuant to this Section 5.4, shall be prepared under GAAP in accordance with requirements of the PCAOB and the SEC for public companies. The Year End Financials and the Additional Financial Statements shall be accompanied by a certificate of the Chief Executive Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments (other than with respect to the Year End Financials). The Company will promptly provide additional Company financial information reasonably requested by SPAC for inclusion in the Proxy Statement and any other filings to be made by SPAC with the SEC.

Section 5.5.          Company Lock-Up. Prior to the Closing, the Company shall cause certain existing Pubco Shareholders (the “Company Lock-Up Shareholders”) to enter into an agreement with SPAC to be effective as of the Closing, pursuant to which at least ninety-nine percent (99%) of the Company Merger Consideration shall be subject to a lock-up in accordance with the terms and conditions more fully set forth in the Company Lock-up Agreement in substantially the form attached hereto as Exhibit D.

Section 5.6.          Notice of Changes. The Company shall give prompt written notice to SPAC of (a) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.2(a) would not be satisfied, (b) any breach of any covenant or agreement of the Company contained in this Agreement such that the condition set forth in Section 8.2(b) would not be satisfied, and (c) any event, circumstance or development that would reasonably be expected to have a Material Adverse Effect; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the Parties under this Agreement and (ii) no such notification shall be deemed to amend or supplement the Disclosure Schedules or to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

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Section 5.7.          D&O Insurance; Indemnification of Officers and Directors.

(a)          From and after the Closing Date through the sixth anniversary of the Closing Date, Pubco shall cause (i) the Organizational Documents of the Surviving Corporation to contain provisions no less favorable to the current or former directors, managers, officers or employees of SPAC (collectively, “D&O Indemnitees”) with respect to limitation of certain liabilities, advancement of expenses and indemnification than are set forth as of the date of this Agreement in the Organizational Documents of SPAC, which provisions in each case, except in accordance with Law, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees with respect to any acts or omissions occurring at or prior to the Closing.

(b)          Prior to the Closing Date, Pubco may obtain a directors’ and officers’ liability tail insurance policy on terms and conditions reasonably satisfactory to SPAC or all of the officers and directors of SPAC as of immediately prior to the Merger, with respect to claims arising from facts and events that occurred prior to the Closing Date (the “D&O Tail Policy”).

(c)          The provisions of this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

Section 5.8.          No Trading in SPAC Stock. Each of Pubco, the Company and Company Merger Sub acknowledges and agrees that it is aware of the restrictions imposed by Federal Securities Laws and the rules and regulations of the SEC, Nasdaq and NYSE (as applicable) promulgated thereunder or otherwise and other applicable Laws on a Person possessing material nonpublic information about a publicly traded company. Each of Pubco, the Company and Company Merger Sub hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (except with the prior written consent of SPAC), take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 5.9.          Pubco Equity Incentive Plan. Immediately after the Closing, Pubco shall adopt a new equity incentive plan (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Pubco Equity Incentive Plan”) upon such terms as SPAC and the Company shall mutually agree. The Pubco Equity Incentive Plan shall have such number of shares available for issuance in total equal to five percent (5%) of the Pubco Ordinary Shares to be issued and outstanding immediately after the Closing on an as-converted basis.

ARTICLE VI

COVENANTS OF SPAC

Section 6.1.          Operations of SPAC Prior to the Closing.  Between the date hereof and the Closing, and except as contemplated by this Agreement or with the prior written approval of the Company (which consent shall not be unreasonably withheld, conditioned or delayed and may be given as set forth below), SPAC shall (a) use commercially reasonable efforts to (i) conduct its businesses in the Ordinary Course and (ii) keep available the services of its officers, and (b) to not take any of the following actions:

(i)          make any amendment or modification to any of SPAC’s Organizational Documents, other than in connection with an amendment to extend the date by which the Merger may be consummated;

(ii)         take any action in violation or contravention of any of SPAC’s Organizational Documents, applicable Law or any applicable rules and regulations of the SEC or Nasdaq;

(iii)        terminate or amend any material Contract to which SPAC is a party to;

(iv)        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such equity securities or other security interests;

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(v)         make any redemption or purchase of its equity interests, except pursuant to the Redemption Offer;

(vi)        amend, modify, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, the Trust Agreement or any other Contract related to the Trust Account;

(vii)       make or allow to be made any reduction or increase in the amount of cash available in the Trust Account, other than as expressly permitted by SPAC’s Organizational Documents and the Trust Agreement;

(viii)      incur any loan or Indebtedness (other than the promissory notes that may be issued by the Sponsor to SPAC for working capital purposes) or issue or sell any debt securities or warrants or rights to acquire any debt securities of SPAC or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person for Indebtedness;

(ix)        merge or consolidate with or acquire any other Person or business or be acquired by any other Person or enter into any joint venture, partnership, joint marketing or joint development with another Person;

(x)         adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xi)        adopt any SPAC Benefit Arrangements not in existence as of the date hereof (excluding any renewal or replacement of any SPAC Benefit Arrangements in existence as of the date hereof in the Ordinary Course);

(xii)       declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to SPAC’s Organizational Documents;

(xiii)      reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to SPAC’s Organizational Documents;

(xiv)      change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

(xv)       make, revoke or change any material Tax election, adopt or change any Tax accounting method or period, enter into any closing agreement or settlement for a material amount of Taxes or settle any material Tax claim or assessment;

(xvi)      take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment; or

(xvii)     enter into any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

SPAC shall be permitted to request consent from the Company in writing (including by electronic mail) by delivering written notice (including by electronic mail) to any of the individuals specified on Schedule 6.1(b). For purposes of this Section 6.1, the Company shall respond (including by return email) to such request as promptly as practicable, and if the Company does not respond (including by return email) to any request within three (3) Business Days after SPAC delivers such written request for consent to the Company (including at the email addresses set forth in Schedule 6.1(b) (or such other email addresses as SPAC shall specify in a notice delivered in accordance with Section 10.10)), the Company shall be deemed to have provided its prior written consent to the taking of such action.

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Section 6.2.          Trust Account. SPAC has established the Trust Account from the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO for the benefit of the SPAC Public Stockholders and certain parties (including the underwriters of the IPO). Prior to the Closing, SPAC shall disburse monies from the Trust Account only (x) to pay income and other tax obligations from any interest income earned in the Trust Account or (y) to redeem SPAC Common Stock in accordance with the provisions of SPAC’s Organizational Documents.

Section 6.3.          Insider Letter Agreement. SPAC shall ensure that the Insider Letter Agreement shall remain in full force and effect, and that the Insiders shall vote in favor of this Agreement and the Merger and the other SPAC Proposals in accordance with the terms thereof.

Section 6.4.          SPAC Public Filings. From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 6.5.          Section 16 Matters. Prior to the Closing, the board of directors of each of Pubco and SPAC, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Pubco Ordinary Shares pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Pubco following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 6.6.          Notice of Changes. SPAC shall give prompt written notice to the Company of (a) any representation or warranty made by SPAC contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.3(a) would not be satisfied, (b) any breach of any covenant or agreement of SPAC contained in this Agreement such that the condition set forth in Section 8.3(b) would not be satisfied, and (c) any event, circumstance or development that would reasonably be expected to have a SPAC Material Adverse Effect; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the Parties under this Agreement and (ii) no such notification shall be deemed to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

Section 6.7.          Access to Information. From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, SPAC shall provide to the Company and its authorized Representatives reasonable access (which access will be under the supervision of SPAC’s personnel) to the personnel, books, records, properties, financial statements, internal and external audit reports, regulatory reports, Contracts, Permits, commitments and any other reasonably requested documents and other information of SPAC during normal business hours (in a manner so as to not interfere with the normal business operations of SPAC) and use commercially reasonable efforts to cause the employees, legal counsel, accountants and representatives of SPAC to reasonably cooperate with the Company in its investigation of SPAC; provided that no investigation pursuant to this Section 6.7 shall affect any representation or warranty given by SPAC. All of such information shall be treated as confidential information pursuant to Section 7.10 of this Agreement. Notwithstanding anything herein to the contrary, the Company shall not, without the prior written consent of SPAC, make inquiries of Persons having business relationships with SPAC regarding SPAC or such business relationships.

Section 6.8.          Nasdaq Listing. From the date of this Agreement through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on Nasdaq and commercially reasonable efforts to ensure there is a sufficient number of round lot holders of the SPAC Public Shares under the Nasdaq rules after giving effect to all redemptions of SPAC Public Shares and immediately prior to the Closing. The SPAC and the Company will cooperate with one another and use their respective reasonable best efforts to cause, pursuant to applicable Law and the rules and regulations of the Nasdaq, (i) the delisting of the SPAC Securities from the Nasdaq as promptly as practicable after the Effective Time, and (ii) the deregistration of the SPAC Securities pursuant to the Exchange Act as promptly as practicable after such delisting. SPAC will cooperate with Pubco as reasonably requested by Pubco with respect to the Nasdaq listing application and promptly furnish to Pubco all information concerning SPAC and its stockholders that may be required or reasonably requested in connection with any action contemplated by this section.

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ARTICLE VII

ACTIONS PRIOR TO THE CLOSING

Section 7.1.          No Shop. From the date hereof through the earlier of (a) the Closing Date, and (b) the date that this Agreement is properly terminated in accordance with Article IX, neither Pubco or the Company, on the one hand, nor the SPAC, on the other hand, shall, and such Persons shall use commercially reasonable efforts to cause each of their respective members, officers, directors, Affiliates, managers, consultants, employees, representatives and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage, participate, enter into discussions or negotiations with, or make any proposal to, any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction (including, without limitation, providing any due diligence materials), (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. In the event that there is an unsolicited proposal for, or an indication of an interest in entering into, an Alternative Transaction, communicated orally or in writing to the Company or SPAC or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one (1) Business Day after receipt) advise the other Party orally and in writing of such Alternative Proposal and the material terms and conditions of such Alternative Proposal (including any changes thereto). The Company and SPAC shall keep the other Party informed on a reasonably current basis (and in any event at least daily) of material developments with respect to any such Alternative Proposal. From and after the date hereof, the Company, on the one hand, and SPAC, on the other hand, shall, instruct their officers and directors to, and such parties shall instruct and cause its representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Alternative Transaction.

Section 7.2.          Efforts to Consummate the Transactions.

(a)          Subject to the terms and conditions herein provided, each of SPAC, Pubco, Company Merger Sub and the Company shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger (including the satisfaction, but not waiver, of the closing conditions set forth in Article VIII). Without limiting the foregoing, Pubco will take all action necessary to cause Company Merger Sub to perform its obligations under this Agreement. Each of SPAC, Pubco, Company Merger Sub and the Company shall use reasonable best efforts to obtain consents of any Governmental Authority necessary to consummate the Transactions, including to make all filings contemplated under the HSR Act as promptly as practicable and, in any event, shall each file the Notification and Report Form under the HSR Act, if required, no more than ten (10) Business Days after the date of this Agreement. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act.

(b)          Without limiting the foregoing, the Parties agree to use reasonable best efforts to (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any Governmental Authority with respect to the this Agreement or the Transactions contemplated hereby, (2) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Authority, (3) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein, (4) furnish the other Party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Authority with respect to this Agreement and the transactions contemplated hereby; provided that such material may (a) be redacted as necessary (I) to comply with contractual arrangements, (II) to address legal privilege concerns, or (III) to remove references concerning the valuation of the parties or (b) be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; and (5) furnish the other Party’s outside legal counsel with such necessary information and reasonable assistance as the other Party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority.

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(c)          In the event any Proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the Merger or seeks damages in connection therewith, SPAC, Pubco, Company Merger Sub and the Company agree to cooperate and use their reasonable best efforts to defend against such Proceeding and, if an injunction or other Order is issued in any such Proceeding, to use reasonable best efforts to have such injunction or other Order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Merger.

(d)          Notwithstanding the foregoing, nothing in this Section 7.2 shall require, or be construed to require, SPAC, Pubco, Company Merger Sub or the Company or any of their respective Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of SPAC, Pubco, Company Merger Sub or the Company or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests; or (iii) any modification or waiver of the terms and conditions of this Agreement.

(e)          The Company shall use its commercially reasonable efforts to obtain or provide, as applicable, at the earliest practicable date, all consents, approvals and notices listed in Schedule 7.2(e). The Company shall keep SPAC apprised of its efforts undertaken by reason of this Section 7.2(e) and the results of such efforts including by giving SPAC copies of consents obtained and notices provided.

Section 7.3.          PIPE Financing.

(a)          The parties agree that from the date hereof through November 15, 2022 (the “PIPE Completion Date”), Pubco, with the assistance of SPAC and its Affiliates, shall use commercially reasonable best efforts to deliver to the Company and SPAC true, correct and complete copies of each fully executed subscription agreements with investors relating to a purchase of Pubco Class A Ordinary Shares through a private placement (collectively, the “PIPE Agreements”), in each case on terms consented by SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing (the “PIPE Financing”).

(b)          Unless otherwise consented in writing by SPAC (which consent will not be unreasonably withheld, conditioned or delayed), Pubco shall not permit any amendment or modification to be made to (or any waiver (in whole or in part) of), or otherwise provide consent to or under (including consent to termination) any provision or remedy under, or any replacements of, any of the PIPE Agreements in any material respect. Pubco and the Company shall use their commercially reasonable best efforts to take, or with respect to actions required to be taken by the counterparties to the PIPE Agreements, request to be taken by such counterparties, all actions and use its commercially reasonable best efforts to do, or with respect to actions required to be taken by such counterparties request to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the PIPE Agreements on the terms and conditions described therein, including maintaining in effect the PIPE Agreements.

Section 7.4.          Cooperation with Proxy Statement; Other Filings.

(a)          As soon as reasonably practicable following the date of this Agreement, (1) the SPAC shall prepare (with the Company’s reasonable cooperation) and cause to be furnished to the SEC a proxy statement to be sent or otherwise made available to the SPAC Stockholders relating to the SPAC Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); and (2) the Company shall prepare (with the SPAC’s reasonable cooperation) and cause to be filed with the SEC (i) the Form F-4 (the “Form F-4”) relating to the registration of the offer and sale of Pubco Class A Ordinary Shares to be issued in connection with the Transactions, in which the Proxy Statement will be included, and (ii) the Form 8-A (the “Form 8-A”) in connection with the registration under the Exchange Act of the Pubco Class A Ordinary Shares contemplated pursuant to the Merger (other than the Pubco Class A Ordinary Shares to be issued in connection with the PIPE Financing). The Company and the SPAC shall use their respective reasonable best efforts to have the Form F-4 declared under the Securities Act and the Form 8-A declared effective under the Exchange Act as soon as reasonably practicable after such filing. Each of the SPAC and the Company shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, the Form 8-A, and Proxy Statement, and the Form F-4, the Form 8-A and Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the SPAC and the Company

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shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4, the Form 8-A or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form F-4, the Form 8-A or the Proxy Statement, as applicable. Each of the SPAC and the Company shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form F-4, the Form 8-A or Proxy Statement. Notwithstanding the foregoing, prior to filing or causing to be filed the Form F-4, the Form 8-A or the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the shareholders of the SPAC or responding to any comments of the SEC with respect thereto, each of the SPAC and the Company shall (A) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other. Each of the SPAC and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4 and the Form 8-A, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the SPAC and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the SPAC and the Company shall also take any other action required to be taken under the Securities Act, the Exchange Act or any applicable non-U.S. or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Merger Consideration. The Company shall use its reasonable best efforts to keep the Form F-4 and the Form 8-A effective as long as necessary to consummate the Merger and the other Transactions.

(b)          As soon as practicable following the date on which all comments to the Form F-4/Proxy Statement is declared effective by the SEC (the “Form F-4 Effective Date”), SPAC shall distribute the Proxy Statement to the SPAC Stockholders and, pursuant thereto, shall call a SPAC Stockholder Meeting in accordance with its Organizational Documents and the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the Merger and the approval of the other matters presented to SPAC Stockholders for approval or adoption at SPAC Stockholder Meeting, including, without limitation, (i) SPAC Proposals (as hereinafter defined), and (ii) provide its stockholders the opportunity to elect to effect a redemption as contemplated in Section 7.4(g) below. The prospectus included in the Form F-4 shall be distributed to the Company Stockholders in connection with the solicitation of the Requisite Company Vote.

(c)          The SPAC, on the one hand, and the Company, on the other hand, covenant that none of the information supplied or to be supplied by the Company or the SPAC, as applicable, for inclusion or incorporation by reference in (i) the Form F-4 or the Form 8-A will, at the time the such filing or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement will, at the date it is first filed with the SEC in definitive form or mailed or otherwise made available to the SPAC Stockholders or at the time of the SPAC Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form F-4 and the Form 8-A will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by the Company or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the SPAC for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, it being understood that no covenant is made by the SPAC with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company or Merger Sub for inclusion or incorporation by reference therein.

(d)          If prior to the Effective Time, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then the Company shall promptly notify the SPAC of such event, and the Company and the SPAC shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the SPAC’s shareholders.

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(e)          If prior to the Effective Time, any event occurs with respect to the SPAC or any of it is Subsidiaries, or any change occurs with respect to other information supplied by the SPAC for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then the SPAC shall promptly notify the Company of such event, and the SPAC and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the SPAC’s shareholders.

(f)           In the Proxy Statement, SPAC shall seek, in accordance with SPAC’s Organizational Documents and applicable securities Laws, rules and regulations, including the DGCL and rules and regulations of Nasdaq, from the holders of SPAC Common Stock, approval of certain proposals, including (i) approval of this Agreement and the Merger; (ii) approval to adjourn the SPAC Stockholder Meeting, if necessary; and (iii) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger and the other transactions contemplated by this Agreement (the proposals set forth in the forgoing clauses (i) through (iii) are referred to as the “SPAC Proposals”).

(g)          Each of Pubco and SPAC shall use its reasonable best efforts to cause the Form F-4/Proxy Statement to “clear” comments from the SEC and the Form F-4 to become effective as promptly as reasonably practicable. Concurrently with the dissemination of the Proxy Statement, SPAC shall commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to the SPAC Public Stockholders to redeem all or a portion of their SPAC Public Shares, up to that number of SPAC Public Shares that would permit SPAC to maintain net tangible assets of at least $5,000,001, all in accordance with and as required by SPAC’s Organizational Documents, applicable Law, and any applicable rules and regulations of the SEC (the “Redemption Offer”). In accordance with SPAC’s Organizational Documents, the proceeds held in the Trust Account will be used for the redemption of SPAC Public Shares held by SPAC Public Stockholders who have elected to redeem such SPAC Public Shares (the “SPAC Share Redemption”).

(h)          SPAC shall extend the Redemption Offer for any minimum period required by any rule, regulation, interpretation or position of the SEC, Nasdaq or the respective staff thereof that is applicable to the Redemption Offer, and pursuant to SPAC’s Organizational Documents. Nothing in this Section 7.4(h) shall (i) impose any obligation on SPAC to extend the Redemption Offer beyond the Outside Date or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of SPAC to terminate this Agreement in accordance with ARTICLE IX.

(i)           Notwithstanding anything else to the contrary in this Agreement or any Transaction Document, SPAC may make any public filing with respect to the Merger to the extent required by applicable Law; provided, however, SPAC (i) shall permit the Company and its counsel to review and comment on any such filing and all exhibits, amendments or supplements thereto (or other related documents); (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) shall not file any such filing or any exhibit, amendment or supplement thereto without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed.

Section 7.5.          Stockholder Vote; Recommendation of SPAC’s Board of Directors. SPAC, through SPAC Board, shall recommend that SPAC Stockholders vote in favor of adopting and approving all SPAC Proposals, and SPAC shall include such recommendation in the Proxy Statement. Prior to the termination of this Agreement in accordance with ARTICLE IX, except as otherwise required by applicable Law, neither the SPAC Board nor any committee or agent or Sponsor thereof shall (i) withdraw (or modify in any manner adverse to the Company), or propose to withdraw (or modify in any manner adverse to the Company), the SPAC Board’s recommendation in favor of the Merger, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Proposal, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the SPAC to execute or enter into, any agreement related to an Alternative Proposal, (iv) enter into any agreement, letter of intent, or agreement in principle requiring the SPAC to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (v) fail to recommend against any Alternative Proposal, (vi) fail to re-affirm the aforementioned SPAC Board recommendation of the Merger at the written request of the Company within five (5) Business Days, or (vii) resolve or agree to do any of the foregoing.

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Section 7.6.          SPAC Stockholder Meeting. SPAC shall take all action necessary under applicable Law to, in consultation with the Company, establish a record date for, call, give notice of and hold a meeting of the SPAC Stockholders to consider and vote on SPAC Proposals at the SPAC Stockholder Meeting. SPAC Stockholder Meeting shall be held as promptly as practicable, in accordance with applicable Law and SPAC’s Organizational Documents, after the Form F-4 Effective Date, provided that SPAC may postpone or adjourn the SPAC Stockholder Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination the SPAC Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the SPAC Proposals. Notwithstanding anything to the contrary contained herein, if on the date of the SPAC Stockholder Meeting, or a date preceding the date on which the SPAC Stockholder Meeting is scheduled, SPAC reasonably believes that (i) it will not receive proxies sufficient to obtain the applicable SPAC Required Vote for each SPAC Proposal, whether or not a quorum would be present or (ii) it will not have sufficient SPAC Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Stockholder Meeting, SPAC may postpone or adjourn, or make one or more successive postponements or adjournments of, the SPAC Stockholder Meeting in compliance with the DGCL and SPAC’s Certificate of Incorporation, as long as the date of the SPAC Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments. The SPAC’s obligation to call, give notice of and hold the SPAC Stockholder Meeting in accordance with Section 7.6 shall not be limited or otherwise affected by any breach by the SPAC of Section 7.5.

Section 7.7.          Form 8-K; Form 6-K; Press Releases.

(a)          As promptly as practicable after execution of this Agreement, but no later than four (4) Business Days thereafter, SPAC will file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, a copy of which will be provided to the Company at least two (2) Business Days before its filing deadline and which the Company may review and comment upon prior to filing. Promptly after the execution of this Agreement, SPAC and the Company shall also issue a joint press release announcing the execution of this Agreement, in form and substance mutually acceptable to SPAC and the Company.

(b)          Prior to the Closing, SPAC and the Company shall prepare a mutually agreeable press release announcing the consummation of the Merger (the “Closing Press Release”). Concurrently with the Closing, Pubco shall distribute the Closing Press Release and, as soon as practicable thereafter, file a Current Report on Form 6-K with the SEC.

Section 7.8.          Tax Matters.

(a)          Each of Pubco, SPAC, Surviving Corporation, Company Merger Sub and the Company shall use its respective reasonable efforts to cause the Transactions to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. Each of Pubco, SPAC, Surviving Corporation, Company Merger Sub and the Company shall file all Tax and other informational returns on a basis consistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Following the Closing Date, the Company shall, or shall cause SPAC to, comply with the Tax reporting obligations of Treasury Regulations Section 1.367(a)-3(c)(6), to the extent permitted under applicable Law. In the event the SEC requests or requires tax opinions, SPAC shall use reasonable best efforts to cause Loeb & Loeb LLP or another advisor to deliver such opinions, and each party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor. The covenants contained in this Section 7.8(a), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect indefinitely.

(b)          Each of the parties hereto agrees to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Notwithstanding anything to the contrary herein, if, after the date hereof the Company, in its sole discretion, determines that the Transaction is not reasonably expected to qualify for the Intended Tax Treatment, the parties shall use their commercially reasonable best efforts to restructure the Transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify for a mutually preferred tax treatment.

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(c)          The Company acknowledges that any SPAC Stockholder who owns five percent (5%) or more of Pubco Ordinary Shares immediately after the Closing, as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8. Upon the written request of any such SPAC Stockholder made following the Closing Date, the Company shall (i) use reasonable efforts to furnish to such SPAC Stockholder such information as such SPAC Stockholder reasonably requests in connection with such SPAC Stockholder’s preparation of a gain recognition agreement, and (ii) use reasonable efforts to provide such SPAC Stockholder with the information reasonably requested by such SPAC Stockholder for purposes of determining whether there has been a gain “triggering event” under the terms of such SPAC Stockholder’s gain recognition agreement, in each case, at the sole cost and expense of such requesting SPAC Stockholders.

(d)          Other than Transfer Taxes imposed under applicable Law on a SPAC Stockholder or SPAC Rights Holder, any Transfer Taxes incurred in connection with the Transactions shall be borne by the Company. The Parties shall cooperate in the execution and delivery of all instruments and certificates reasonably necessary to minimize the amount of any Transfer Taxes and to enable any of the foregoing to comply with any Tax Return filing requirements for such Transfer Taxes. The Person(s) required by applicable Law to file any necessary Tax Returns and other documentation with respect to any Transfer Taxes shall timely file, or shall cause to be timely filed, with the relevant Governmental Authority each such Tax Return and shall timely pay to the relevant Governmental Authority all Transfer Taxes due and payable thereon (subject to reimbursement in accordance with this Section 7.8). Any costs and expenses incurred in connection with the filing of any Tax Return with respect to Transfer Taxes borne by the Company shall be borne by the Company.

Section 7.9.          Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to this Agreement, any of the other Transaction Documents or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, SPAC or any of its Representatives (in their capacity as a representative of SPAC) or, in the case of the Company, the Company or any of its Representatives (in their capacity as a representative of the Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of SPAC, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall the Company or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for SPAC to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of SPAC and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by SPAC or Representative thereof or would otherwise constitute an SPAC Liability or (y) any non-monetary, injunctive, equitable or similar relief against SPAC or (C) contains an admission of wrongdoing or Liability by SPAC or any of its Representatives). Without limiting the generality of the foregoing, in no event shall SPAC or any of its Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 7.10.        Confidentiality. Except as necessary to complete the Form F-4, Proxy Statement and Form 8-A, Pubco, the Company and Company Merger Sub, on the one hand, and SPAC, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each

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party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Form F-4, Proxy Statement and Form 8-A.

Section 7.11.        New Equity Investments Use of Proceeds. Pubco and the Company hereby agrees that the proceeds from any New Equity Investments shall be used solely for the purpose of satisfying the Liabilities of the Company including Company Indebtedness and settlement of Proceedings, or for expenses related to the launch of the Qiantu K20 model.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1.          Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          There shall not be any Proceeding pending by or before any Governmental Authority in which a Governmental Authority is a party, nor shall there be any Order or Law in effect that restrains, enjoins, prevents, prohibits or make illegal the consummation of the Merger;

(b)          The Merger shall have been approved by the applicable SPAC Required Vote in accordance with the provisions of SPAC’s Organizational Documents and the DGCL;

(c)          The Requisite Stockholder Approval shall have been obtained;

(d)          The Form F-4 and the Form 8-A shall have been declared effective by the SEC under the Securities Act and the Exchange Act, as applicable, and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(e)          All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the transactions under the HSR Act shall have expired or been terminated;

(f)           The Pubco Ordinary Shares (including the Pubco Class A Ordinary Shares to be issued in connection with the Merger) shall have been approved for listing on Nasdaq following Closing, subject to any requirement to have a sufficient number of round lot holders of the Pubco Ordinary Shares, and the outstanding Pubco Ordinary Shares held by Pubco Shareholders shall be listed on such exchange on the Closing Date;

(g)          All consents, approvals and actions of, filings with and notices to any Governmental Authority required to consummate the Transactions shall have been made or obtained; and

(h)          The Redemption Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

Section 8.2.          Conditions to Obligations of SPAC. The obligations of SPAC to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          The Fundamental Representations (other than Section 3.5(a)) set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date, except the Fundamental Representations (other than Section 3.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time. Section 3.5(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, except (i) for the portions of Section 3.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of Section 3.5(a) that, in the aggregate, would not

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result in a misrepresentation as to securities of the Company valued at less than $100,000. The representations of the Company set forth in this Agreement other than the Fundamental Representations shall be true and correct as of the date hereof and as the Closing Date except (i) for representations and warranties that speak as of a specific date or time, which need be true and correct only as of such date or time and (ii) for breaches of the representations and warranties of the Company set forth in ARTICLE III (other than the Fundamental Representations) that, in the aggregate, would not have a Material Adverse Effect;

(b)          The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c)          There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(d)          SPAC shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth Section 8.2(a), Section 8.2(b) and Section 8.2(c);

(e)          The Reorganization shall have been consummated;

(f)           PIPE Financing shall have been consummated;

(g)          The Company shall have executed and delivered to SPAC a copy of each Transaction Document to which it is a party;

(h)          Each Company Lock-Up Shareholder shall have executed and delivered to SPAC the Company Lock-up Agreement in accordance with Section 5.5;

(i)           SPAC shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the Organizational Documents of Pubco, the Company and Company Merger Sub, as in effect on the Closing Date, are attached to such certificate;

(j)           SPAC shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the resolutions of the directors of Pubco, the Company and Company Merger Sub authorizing the execution and delivery of this Agreement and the other Transaction Documents to which such entity is a party and performance by each of Pubco, Company and Company Merger Sub, as applicable, of the Transactions, including the Merger, having been duly and validly adopted and being in full force and effect as of the Closing Date, are attached to such certificate; and

(k)          Each of Pubco and Company Merger Sub shall have delivered to SPAC a certificate of good standing from their respective applicable jurisdictions of incorporation.

If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.2 that have not been fully satisfied as of the Closing will be deemed to have been waived by SPAC.

Section 8.3.          Conditions to Obligation of the Company, Pubco and Company Merger Sub. The obligation of the Company, Pubco and Company Merger Sub and their respective stockholders to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          The representations and warranties of SPAC (other than Section 4.5(a)) set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date, except for (i) representations and warranties (other than Section 4.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of the representations and warranties of SPAC set forth in ARTICLE IV that, in the aggregate, would not have a Material Adverse Effect. Section 4.5(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, except (i) for the portions of Section 4.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of Section 4.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of SPAC valued at less than $100,000.

(b)          SPAC shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

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(c)          There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect;

(d)          The Company and Pubco shall have received a certificate, signed by the chief executive officer or chief financial officer of SPAC, certifying as to the matters set forth Section 8.3(a), Section 8.3(b) and Section 8.3(c);

(e)          SPAC shall have executed and delivered to the Company and Pubco a copy of each Transaction Documents to which it is a party;

(f)           SPAC shall have delivered to the Company a certificate, signed by an officer of the Company, certifying true, complete and correct copies of (i) the resolutions duly adopted by the applicable SPAC Required Vote at the SPAC Stockholder Meeting approving the Merger and the consummation of the Transactions contemplated by this Agreement and the other Transaction Documents; (ii) certified copies of the resolutions duly adopted by SPAC’s board of directors authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which each is a party and performance by SPAC of the Transactions, including the Merger, each having been duly and validly adopted and being in full force and effect as of the Closing Date; and (iii) written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by (X) all officers of SPAC and (Y) all persons serving as directors of SPAC immediately prior to the Closing;

(g)          SPAC shall have delivered to the Company a certificate, signed by an officer of SPAC, certifying that true, complete and correct copies of the Organizational Documents of SPAC, as in effect on the Closing Date, are attached to such certificate;

(h)          SPAC shall have delivered to the Company and Pubco certificates of good standing with respect to SPAC from the State of Delaware;

(i)           SPAC and the SPAC Stockholders shall have entered into a registration rights agreement in substantially the form attached hereto as Exhibit F;

(j)           Pubco shall have received the resignation letters of each of the directors and each of the officers of SPAC;

(k)          Each of the SPAC Proposals described in Section 7.4(f) have been approved by the applicable SPAC Required Vote in accordance with the provisions of SPAC’s Organizational Documents and the DGCL; and

(l)           After giving effect to all redemptions of SPAC Public Shares, SPAC shall have net tangible assets of at least $5,000,001 immediately prior to the Merger.

If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.3 that have not been fully satisfied as of the Closing will be deemed to have been waived by Company, Pubco and the Company Merger Sub.

Section 8.4.          Frustration of Conditions. None of Pubco, SPAC, the Company or Company Merger Sub may rely on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure was caused by such party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other party hereto to be satisfied.

ARTICLE IX

TERMINATION

Section 9.1.          Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)          by the mutual written consent of the Company and SPAC duly authorized by each of their respective boards of directors;

(b)          by SPAC, if any of the representations or warranties of Pubco or the Company set forth in ARTICLE III will not be true and correct, or if Pubco, the Company or Company Merger Sub has failed to perform any covenant or agreement on the part of Pubco, the Company or Company Merger Sub set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.2(a) or Section 8.2(b) would not be satisfied and the breach or breaches causing such representations

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or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by SPAC) by the earlier of (i) the Outside Date or (ii) thirty (30) days after written notice thereof is delivered to the Company; provided, that the SPAC is not then in breach of this Agreement so as to cause any condition to the Closing set forth in Section 8.2(a) or Section 8.2(b) from being satisfied at or prior to the Outside Date;

(c)          by the Company, if any of the representations or warranties of SPAC set forth in ARTICLE IV shall not be true and correct or if either SPAC has failed to perform any covenant or agreement on the part of SPAC set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) thirty (30) days after written notice thereof is delivered to SPAC; provided that the Company or Merger Sub is not then in breach of this Agreement so as to cause any condition to the Closing set forth in either Section 8.3(a) or Section 8.3(b) to not be satisfied at or prior to the Outside Date;

(d)          by either the Company or SPAC:

(i)          on or after November 15, 2022 (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided that the Outside Date shall be extended to May 15, 2023, subject to approval of an amendment to the Organizational Documents of SPAC to extend the date by which the SPAC may complete a business combination, (x) if on five (5) Business Days prior to January 2, 2023, the Merger is not reasonably expected to be consummated on January 2, 2023, the Company shall deposit to a bank account designated by SPAC by wire transfer of immediately available funds an amount that equals to one percent (1%) multiplied by the amount of cash then available in the Trust Account, and (y) if on five (5) Business Days prior to April 2, 2023, the Merger is not reasonably expected to be consummated on April 2, 2023, the Company shall deposit to a bank account designated by SPAC by wire transfer of immediately available funds an amount that equals to one percent (1%) multiplied by the amount of cash then available in the Trust Account; provided, further, that the right to terminate this Agreement under this Section 9.1(d)(i) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Outside Date was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii)         if any Order having the effect set forth in Section 8.1 shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(d)(ii) shall not be available to a Party if such Order was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e)          by the Company, if any of the SPAC Proposals shall fail to receive the applicable SPAC Required Vote for approval at the SPAC Stockholder Meeting (unless such SPAC Stockholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(f)           by SPAC, if the Requisite Stockholder Approval shall not have been obtained within ten (10) Business Days of the delivery to the Company Stockholders of the prospectus that is part of the Form F-4;

(g)          by SPAC, in the event that the Year End Financial Statements have not been delivered by June 30, 2022; and

(h)           by SPAC, in the event that the PIPE Financing has not been entered into by the PIPE Completion Date.

Section 9.2.          Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1 (other than termination pursuant to Section 9.1(a)), written notice thereof shall be given by the Party desiring to terminate to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall following such delivery become null and void. In the event of the termination of this Agreement pursuant to Section 9.1, all obligations of the Parties hereunder (other than this Section 9.2 and ARTICLE X, which will survive the termination of this Agreement) will terminate without any Liability of any Party to any other Party; provided that no termination will relieve a Party from any Liability arising from or relating to any act of intentional misrepresentation, fraud or Willful Breach of this Agreement or any Transaction Documents.

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ARTICLE X

MISCELLANEOUS

Section 10.1.        Amendment or Supplement. This Agreement may only be amended or supplemented by written agreement signed by each of the Parties.

Section 10.2.        Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party hereto, (b) extend the time for the performance of any of the obligations or acts of any other Party hereto or (c) waive compliance by the other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions. Notwithstanding the foregoing, no failure or delay by SPAC, Pubco, the Company or Company Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 10.3.        Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.3 shall be null and void.

Section 10.4.        Expenses. Except as otherwise expressly set forth in this Agreement, if the Closing does not occur, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses; provided that all fees and expenses incurred by either Party that remain unpaid prior to the Closing will be paid at the Closing (i) first from the funds remaining in the Trust Account following the satisfaction of redemptions of any SPAC Public Shares pursuant to the Redemption Offer, and (ii) if, and only if, the cash sources contemplated by the preceding subclause (i) are insufficient to satisfy such fees and expenses, from either cash on hand or proceeds from the PIPE Financing. For the avoidance of doubt, upon the Closing, all funds remaining in the Trust Account following the satisfaction of redemptions of any SPAC Public Shares pursuant to the Redemption Offer and the payment of expenses as contemplated hereunder shall be made available to the Company for use in the conduct of its business (whether for working capital purposes or otherwise).

Section 10.5.        Counterparts; Facsimile; Electronic Transmission. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

Section 10.6.        Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Transaction Documents (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to and shall not confer any rights upon any Person other than the Parties.

Section 10.7.        Governing Law. This Agreement, and all claims or causes of action that may be based upon, arise out of, or related to this Agreement, the Transactions or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 10.8.        Specific Enforcement.

(a)          The Parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Parties agree that each Party shall

Annex A-41

be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with Section 10.9, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy).

(b)          Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such Order or injunction.

Section 10.9.        Consent to Jurisdiction. The Parties agree to submit any matter or dispute resulting from or arising out of the execution, performance, interpretation, breach or termination of this Agreement to the non-exclusive jurisdiction of federal or state courts within the State of Delaware. Each of the Parties agrees that service of any process, summons, notice or document in the manner set forth in Section 10.10 hereof or in such other manner as may be permitted by Law, shall be effective service of process for any Proceeding in the State of Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 10.9. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 10.10.      Notices. Except as otherwise permitted by Section 2.1, Section 5.2 and Section 6.1, all notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery, (b) when sent by email (with written confirmation of transmission) if by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such written confirmation; (c) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepared; or (d) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a Party may have specified by notice given to the other Parties pursuant to this Section 10.10):

If to SPAC:

Mountain Crest Acquisition Corp. IV
311 West 43rd Street, 12th Floor
New York, New York
Attention: Suying Liu
E-mail: sliu@mcacquisition.com

Annex A-42

with a copy to (which shall not constitute notice):

Loeb & Loeb
345 Park Avenue, 19th Floor
New York, NY 10154
Attention: Mitchell S. Nussbaum, Esq.
E-mail: mnussbaum@loeb.com

If to Pubco or Company Merger Sub:

CH AUTO Inc.
6th Floor, Building C, Shunke Building, Shunyi District

Beijing, China 101200
Attention: Zhengtong Li
E-mail: lizhengtong@ch-auto.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Address: Suite 1509, 15/F, Jardine House, 1 Connaught Place,
Central, Hong Kong

Tel: +852 3972 4955
Attention: Weiheng Chen, Esq.; Jie Zhu, Esq.
E-mail: wchen@wsgr.com; jizhu@wsgr.com

If to the Company:

CH-AUTO TECHNOLOGY CORPORATION LTD.
(北京长城华冠汽车科技股份有限公司)
6th Floor, Building C, Shunke Building, Shunyi District

Beijing, China 101200
Attention: Zhengtong Li
E-mail: lizhengtong@ch-auto.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Address: Suite 1509, 15/F, Jardine House, 1 Connaught Place,
Central, Hong Kong

Tel: +852 3972 4955
Attention: Weiheng Chen, Esq.; Jie Zhu, Esq.
E-mail: wchen@wsgr.com; jizhu@wsgr.com

Section 10.11.      Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 10.12.      Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

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Section 10.13.      Trust Account Waiver. Each of Pubco and the Company understands that SPAC has established the Trust Account for the benefit of the SPAC Public Stockholders and the underwriters of the IPO pursuant to the Trust Agreement and that SPAC may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement and the Organizational Documents of SPAC. For and in consideration of SPAC agreeing to enter into this Agreement, the Company and the Company Stockholders hereby agree that they do not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agree that they will not seek recourse against the Trust Account for any claim they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC. Notwithstanding anything herein to the contrary, (i) the Company, Pubco and Company Merger Sub or any of their respective Affiliates may commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, against assets or funds held outside of the Trust Account; provided that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account or any amounts contained therein, and (ii) nothing herein shall limit or prohibit the Company, Pubco, and Company Merger Sub or any of their respective Affiliates from pursuing a claim against SPAC for specific performance or other equitable relief. This Section 10.13 shall survive termination of this Agreement for any reason.

Section 10.14.      Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any (i) officer or director of such Person, (ii) spouse, parent, sibling or descendant (including adopted or stepchildren) of such Person (or a spouse, parent, sibling or descendant (including adopted or stepchildren) of any director or officer of such Person), and (iii) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall include the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Alternative Transaction” mean any of the following transactions involving Pubco, the Company or SPAC (other than the transactions contemplated by this Agreement): (i) any merger, acquisition consolidation, recapitalization, share exchange, business combination or other similar transaction, public investment or public offering, or (ii) any sale, lease, exchange, transfer or other disposition of a majority of the assets of such Person (other than sales of inventory or obsolete equipment in the Ordinary Course) or any class or series of the capital stock, membership interests or other equity interests of Pubco, the Company or SPAC in a single transaction or series of transactions (other than the PIPE Financing).

“Assets” means, with respect to any Person, all of the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, owned, leased, subleased or licensed by such Person.

“Business Day” means a day except a Saturday, a Sunday or any other day on which the Securities and Exchange Commission or banks in the City of New York, mainland China, Hong Kong or the Cayman Islands are authorized or required by Law to be closed.

“Cash” means (i) cash or cash equivalents on hand or in the bank account of the Company (including deposits in transit and restricted cash) less outstanding checks or other pending payments, (ii) demand deposits, amounts held in money market funds or similar accounts of the Company and (iii) any highly liquid investments with original maturities of 90 days or less of the Company, in each case excluding cash, cash equivalents or investments attributable to funds held for the benefit or on behalf of any client or customer.

“Cayman Companies Act” means the Companies Act (2022 Revision) of the Cayman Islands, as amended or re-enacted from time to time.

“Circular 37 Filing” means, with respect to an individual, filing the registration formalities with a bank pursuant to the provisions of the State Administration of Foreign Exchange on Overseas Investment and Financing or Round-trip Investment by Domestic Residents Through a Special Purpose Vehicle (Hui Fa [2014] No. 37) and obtaining a foreign exchange registration receipt stamped by a competent bank as designated by the State Administration of Foreign Exchange or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such individual.

Annex A-44

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Common Stock” means (i) the common stock of the Company, if the Company is a company limited by shares under the Laws of the PRC, or (ii) the equity interest in the Company corresponding to RMB 1 of the registered capital of the Company, if the Company is a limited liability company under the Laws of the PRC.

“Company Equity Valuation” means $1,250,000,000, plus the net proceeds from any New Equity Investment received by the Company or Pubco between the date of this Agreement and the Closing Date.

“Company Merger Consideration” means the sum of all Pubco Ordinary Shares receivable by the Pubco Reorganization Shareholders and Company Reorganization Stockholders pursuant to Section 2.1.

“Company Service Provider” means each current or former director, officer, employee or consultant or independent contractor of the Company (excluding attorneys, advisors, accountants and similar professionals).

“Company Stockholders” means the holders of Company Common Stock immediately prior to the Reorganization Closing.

“Company Transaction Expenses” means all costs, fees and expenses incurred by the Company at least two (2) Business Days prior to the Closing, including the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Transactions, in each case, including any amounts payable to financial, tax, accounting and legal advisors, brokers or consultants.

“Contracts” means any and all written and oral agreements, contracts, deeds, arrangements, purchase orders, binding commitments and understandings, and other instruments and interests therein, and all amendments thereof.

“Conversion Ratio” means a number resulting from dividing (i) the Company Equity Valuation by (ii) the product of (x) $10 and (y) the number of Company Common Stock and Pubco Ordinary Shares issued and outstanding on an as-converted and fully-diluted basis as of immediately prior to the Reorganization Closing.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority in relation to, arising out of, in connection with or in response to COVID-19, or any change in such Law, directive, guideline, recommendation or interpretation thereof.

“Disclosure Schedules” means the Disclosure Schedules delivered to SPAC on the date hereof.

“Environmental and Safety Requirements” means all Laws and Orders concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1 (Organization, Qualification and Standing), Section 3.2 (Authority; Enforceability), Section 3.3 (Consents; Required Approvals), Section 3.4 (Non-Contravention), Section 3.5(a)-(e) (Capitalization), Section 3.6 (Financial Statements), Section 3.7 (Liabilities), Section 3.17 (Litigations), and Section 3.26 (Brokers and Other Advisors).

Annex A-45

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any United States or non-United States government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States government or governmental authority or any political subdivision thereof, (iii) any United States or non-United States regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, or (iv) any official of any of the foregoing acting in such capacity.

“Hong Kong” means the Hong Kong Special Administrative Region.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated under that Act.

“Indebtedness” means without duplication, the following obligations of a Person, whether or not contingent, in respect of: (a) any indebtedness for borrowed money, (b) any obligation evidenced by bonds, debentures, notes, or other similar instruments, (c) any reimbursement obligation with respect to mortgages, letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company (inclusive of any current portion thereof), (d) any unfunded or underfunded liabilities pursuant to any retirement or nonqualified deferred compensation plan or arrangement and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date; and (e) any obligation of the type referred to in clauses (a) through (d) of another Person the payment of which the Company has guaranteed or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor. For purposes of calculating “Indebtedness”, any amount that is conditioned upon the Closing shall be included in the calculation of Indebtedness as though the Closing occurred immediately prior to such calculation. For the avoidance of doubt, Indebtedness shall not include any deferred revenue of the Company or any Taxes.

“Insiders” means SPAC’s Sponsor, officers, directors and any holder of SPAC Common Stock set forth on Schedule 10.14(b).

“Intellectual Property” means all of the worldwide intellectual property and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: (a) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b)  discoveries, inventions, ideas, Know-How, systems, technology, whether patentable or not, and all issued patents, industrial designs, and utility models, and all applications pertaining to the foregoing, in any jurisdiction, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, validations, and other extensions of legal protestation pertaining thereto; (c) trade secrets and other rights in confidential and other nonpublic information that derive economic value from not being generally known and not being readily ascertainable by proper means, including the right in any jurisdiction to limit the use or disclosure thereof; (d) software; (e) copyrights in writings, designs, software, mask works, content and any other original works of authorship in any medium, including applications or registrations in any jurisdiction for the foregoing; (f) data and databases; (g) internet websites, domain names and applications and registrations pertaining thereto.; and (h) social media accounts, and all content contained therein.

“IP Contracts” means, collectively, any and all Contracts under which the Company (i) is granted a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) in or to any Intellectual Property of a third Person, (ii) grants a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) to a third Person in or to any Owned Intellectual Property or (iii) has entered into an agreement not to assert or sue with respect to any Intellectual Property (including settlement agreements and co-existence arrangements), in each case excluding (A) non-exclusive licenses and subscriptions to commercially available software or technology used for internal use by the Company, with a dollar value individually not in excess of $150,000, (B) any Contract related to Public Software, or (C) any Contract under which the Company licenses any of the Owned Intellectual Property in the Ordinary Course.

“IPO” means the initial public offering of SPAC pursuant to a prospectus dated June 29, 2021 (the “Prospectus”).

Annex A-46

“Know-How” means all information, unpatented inventions (whether or not patentable), improvements, practices, algorithms, formulae, trade secrets, techniques, methods, procedures, knowledge, results, protocols, processes, models, designs, drawings, specifications, materials and any other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing of products.

“Knowledge” means, (a) in the case of any Person other than the Company that is not an individual, with respect to any matter in question, the actual knowledge, after due inquiry, of such Person’s executive officers and (b) in the case of the Company, the actual knowledge, after due inquiry, of the persons set forth on Schedule 10.14(c).

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, code, rule or regulation, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” means any liability, obligation or commitment of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Licensed Intellectual Property” means all Intellectual Property of a third Person that is licensed to the Company.

“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sale or title retention agreement (including any lease in the nature thereof), charge, encumbrance, easement, reservation, restriction, cloud, right of first refusal or first offer, third-party-claim, encroachment, encumbrance, right-of-way, option, or other similar arrangement or interest in real or personal property, but excluding Intellectual Property licenses and covenants not to sue.

“Losses” mean any claims, losses, royalties, Liabilities, damages, deficiencies, interest and penalties, costs and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Proceeding).

“Material Adverse Effect” means any change, development, circumstance, effect, event or fact that has had, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any change, development, circumstance, effect, event or fact arising from or related to: (i) conditions affecting the economy, financial, credit, debt, capital, or securities markets generally (including with respect to or as a result of COVID-19), (ii) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (iii) changes or proposed changes in GAAP, (iv) changes or proposed changes in any Law or other binding directives issued by any Governmental Authority, (v) general conditions in the industry in which the Company and the Company Subsidiaries operate (including with respect to or as a result of COVID-19), (vi) actions or omissions taken by SPAC or its Affiliates, (vii) actions or omissions taken by the Company or any of the Company Subsidiaries that is required by this Agreement or any Transaction Document or taken with the prior written consent of SPAC, (viii) the public announcement of the Transactions or the identity of SPAC or the Company in connection with the Transaction, (ix) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, (x) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (xi) the failure by the Company to take any action that is prohibited by this Agreement unless SPAC has consented in writing to the taking thereof, or (xii) any change or prospective change in the Company or any of its Subsidiaries credit ratings, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred, unless, such change, development, circumstance, effect, event or fact has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other Persons in the industry or geographic regions in which the Company or its Subsidiaries conducts business.

“Merger Consideration” means the Company Merger Consideration and the SPAC Merger Consideration, as applicable.

“Nasdaq” means The Nasdaq Stock Market.

Annex A-47

“New Equity Investment” means any purchase of newly issued equity securities of the Company or Pubco (including, but not limited to, any warrant, option, convertible bond, exchangeable bond or other instrument which could be transferred or converted to or entitled to purchase upon the exercise thereof the equity securities of the Company or Pubco) by any Person after the date of this Agreement but prior to the Reorganization Closing, other than in connection with the PIPE Financing.

“Net Debt” means, without duplication, (i) the Indebtedness and Liabilities of the Company related to the categories set forth on Schedule 10.14(d) minus (ii) the Cash of the Company.

“Net Debt Target” means $460 million.

“ODI Approvals” means, with respect to a Person, a filing receipt issued by the competent local branch of the National Development and Reform Committee of the PRC, an overseas investment certificate issued by the competent local branch of the Ministry of Commerce of the PRC, a foreign exchange registration receipt stamped by a competent bank as designated by the State Administration of Foreign Exchange or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such Person.

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, award or binding determination issued, promulgated or entered by or with any Governmental Authority.

“Ordinary Course” means in the ordinary course of business of the Person, consistent with past practice before the date hereof.

“Organizational Documents” means the certificate or articles of incorporation and bylaws of a Person, as in effect from time to time including any amendments thereto.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company.

“Permit” means any permit, license, authorization, registration, franchise, approval, consent, certificate, variance and similar right obtained, or required to be obtained for the conduct of the Company’s business as currently conducted, from any Governmental Authority.

“Permitted Liens” means only (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which appropriate and adequate reserves have been created in the applicable financial statements; (b) workers or unemployment compensation Liens arising in the Ordinary Course; (c) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising in the Ordinary Course securing amounts that are past due and being contested in good faith, and for which appropriate and adequate reserves have been created in the applicable financial statements, or not delinquent; (d) zoning ordinances, easements and other restrictions of legal record affecting real property which would be revealed by a survey or a search of public records and would not, individually or in the aggregate, materially interfere with the value or usefulness of such real property to the respective businesses of the Company as presently conducted; (e) title of a lessor under a capital or operating lease; (f) Liens arising under Indebtedness to be paid at Closing; (g) Liens imposed by applicable securities Laws; (h) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s Assets that are subject thereto; (i) rights of first refusal, rights of first offer, proxy, voting trusts, voting agreements or similar arrangements; and (j) Liens existing on the Closing Date and set forth on Schedule 10.14(e).

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, joint stock company, joint venture, a trust or any other entity, including a Governmental Authority.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.
Annex A-48

“PRC” means the People’s Republic of China, but for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Privacy Laws” means all applicable United States state and federal Laws, and the laws of applicable jurisdictions, relating to privacy and protection of Personal Data, including the General Data Protection Regulation; and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Proceeding” means any action, suit, proceeding, complaint, claim, charge, hearing, labor dispute, inquiry or investigation before or by a Governmental Authority or an arbitrator.

“Pubco Charter” means the memorandum and articles of association of Pubco, as amended and in effect under the Cayman Companies Act.

“Pubco Class A Ordinary Shares” means the Class A ordinary shares, par value $0.00001 per share, of Pubco, which shares shall entitle the holder thereof to one (1) vote per share, as provided for and fully described in the Pubco Charter.

“Pubco Class B Ordinary Shares” means the Class B ordinary shares, par value $0.00001 per share, of Pubco, which shares shall (i) be convertible into Pubco Class A Ordinary Shares on a one-to-one basis and (ii) entitle the holder thereof to fifteen (15) votes per share, as provided for and fully described in the Pubco Charter.

“Pubco Ordinary Shares” means the Pubco Class A Ordinary Shares and the Pubco Class B Ordinary Shares.

“Pubco Shareholders” means the holders of the Pubco Ordinary Shares.

“Public Software” means any software that (i) is made generally available to the public without requiring payment of fees or royalties, (ii) is generally considered to be “copyleft”, “open source” or “public software”, including software distributed or made available via the GNU General Public License (GPL) or Lesser/Library GPL (LGPL), the Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the BSD License, the Sun Community Source License (SCSL) or Industry Source License (SISL), the Apache License or any license or distribution model similar to the foregoing, or (iii) requires as a condition of use, modification or distribution that any other software distributed therewith be disclosed, licensed or distributed in source code form, be redistributable at no charge or be licensed for the purpose of making derivative works.

“Representative” means, with respect to any Person, each of such Person’s Affiliates and its and their directors, officers, and employees, shareholders (if such Person is a corporation, a company limited by shares or similar entity), participants or members (if such Person is a limited liability company or similar entity), partners (if such person is a partnership or similar entity), attorneys-in-fact, financial advisers, counsel, and other agents and third-party representatives, including independent contractors such as sales representatives, consultants, intermediaries, contractors, and distributors and anyone acting on behalf of the Person.

“RMB” means Renminbi, the lawful currency of the PRC.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Sensitive Data” means all confidential information, classified information, proprietary information, trade secrets and any other information, the security or confidentiality of which is protected by Law or Contract, that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by the Company. Sensitive Data also includes Personal Data which is held, stored, collected, transmitted, transferred (including cross-border transfers), disclosed, sold or used by the Company.

“SPAC Board” means the board of directors of SPAC.

“SPAC Common Stock” means the shares of common stock, par value $0.0001 per share of SPAC.

Annex A-49

“SPAC Financial Statements” means the audited financial statements of SPAC as of December 31, 2021.

“SPAC Liabilities” means, as of any determination time, the aggregate amount of Liabilities of SPAC that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, SPAC Liabilities shall not include any SPAC Transaction Expenses.

“SPAC Material Adverse Effect” means any change, development, circumstance, effect, event or fact that has had, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, liabilities or results of operations of SPAC and its Subsidiaries, taken as a whole; provided, however, that any change, development, circumstance, effect, event or fact arising from or related to: (i) conditions affecting the economy, financial, credit, debt, capital, or securities markets generally (including with respect to or as a result of COVID-19), (ii) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (iii) changes or proposed changes in GAAP, (iv) changes or proposed changes in any Law or other binding directives issued by any Governmental Authority, (v) general conditions in the industry in which SPAC and its Subsidiaries operate (including with respect to or as a result of COVID-19), (vi) actions or omissions taken by the Company or its Affiliates, (vii) actions or omissions taken by SPAC or any of its Subsidiaries that is required by this Agreement or any Transaction Document or taken with the prior written consent of the Company, (viii) the public announcement of the Transactions or the identity of SPAC or the Company in connection with the Transaction, (ix) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, (x) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (xi) the failure by SPAC to take any action that is prohibited by this Agreement unless the Company has consented in writing to the taking thereof, or (xii) any change or prospective change in SPAC or any of its Subsidiaries credit ratings, shall not be taken into account in determining whether a “SPAC Material Adverse Effect” has occurred, unless, such change, development, circumstance, effect, event or fact has a disproportionate effect on SPAC and its Subsidiaries, taken as a whole, compared to other Persons in the industry or geographic regions in which SPAC or its Subsidiaries conducts business.

“SPAC Merger Consideration” means the sum of all Pubco Class A Ordinary Shares receivable by SPAC Stockholders and SPAC Right Holders pursuant to Section 1.5.

“SPAC Public Shares” means the shares of SPAC Common Stock issued as a component of the SPAC Units.

“SPAC Public Stockholders” the stockholders of SPAC who purchased SPAC Units in the IPO.

“SPAC Right” means the right to receive one-tenth (1/10) of a share of SPAC Common Stock included as component of the SPAC Units.

“SPAC Right Holders” means the holders of SPAC Right.

“SPAC Securities” means, collectively, the SPAC Common Stock and SPAC Rights.

“SPAC Securities Holders” means the holders of SPAC Securities.

“SPAC Stockholder Meeting” means the meeting of the SPAC Stockholders to be called for the purpose of soliciting proxies from the SPAC Stockholders to, among other things, vote in favor of the adoption of this Agreement, the approval of the Merger and the SPAC Proposals.

“SPAC Stockholders” means the holders of the SPAC Common Stock.

“SPAC Transaction Expenses” means all costs, fees and expenses incurred by SPAC two (2) Business Days prior to the anticipated Closing Date in connection with the Transactions, including the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Transactions, in each case, including any amounts payable to financial, tax, accounting and legal advisors, brokers or consultants.

“SPAC Unit” means a unit of SPAC comprised of (a) one share of SPAC Common Stock, and (b) one SPAC Right.

Annex A-50

“Sponsor Stock Purchase Agreement” means the stock purchase agreement dated April 30, 2022 and entered between the Sponsor, Qiantu Motor USA Inc., and NextG Tech Limited, pursuant to which Qiantu Motor USA Inc. purchased 200,000 shares of SPAC Common Stock from the Sponsor for a purchase price of $3,000,000.

“Subsidiary” when used with respect to any Party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such Party in such Party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Party or one or more Subsidiaries of such Party or by such Party and one or more Subsidiaries of such Party.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, utility, unemployment compensation, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means all returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax, including any amendment or attachment thereto.

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement, the Support Agreements, the Company Lock-up Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated hereby.

“Transactions” refers collectively to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the Merger and the transactions contemplated thereby.

“Transfer Taxes” means all sales, use, transfer, valued added, goods and services, gross receipts, excise, conveyance, documentary, stamp, recording, filing, real property transfer, registration and other similar Taxes, charges and fees (including any penalties and interest) incurred in connection with the Transactions.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the actual knowledge that the taking of such act or such failure to act would constitute or result in a breach of this Agreement or any Transaction Documents.

Section 10.15.      Interpretation.

(a)          When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession

Annex A-51

of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and all rules and regulations promulgated thereunder, unless the context requires otherwise. References to a Person are also to its permitted successors and assigns. The word “or” shall not be exclusive. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. All references to “$” or “dollars” shall mean United States Dollars.

(b)          The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.16.      Publicity. Except as required by any Governmental Authority or Law including any applicable securities Law or stock exchange rule, in which case the party making the announcement shall use commercially reasonable efforts to consult with the other party in advance as to its form, content and timing, or as contemplated by this Agreement, the Parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the Transactions without the prior approval of the other Party hereto, which approval shall not be unreasonably withheld. If a Party is required to make such a disclosure as required by Law, the Parties will use their commercially reasonable efforts to cause a mutually agreeable release or public disclosure to be issued.

Section 10.17.      Nonsurvival of Representations. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring on or after the Closing and (b) this Section 10.17.

[signature pages follow]

Annex A-52

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

MOUNTAIN CREST ACQUISITION CORP. IV
By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer
CH AUTO INC.
By:	/s/ Qun Lu
Name:	Qun Lu
Title:	Sole Director
CH-AUTO TECHNOLOGY CORPORATION LTD.
By:	/s/ Qun Lu
Name:	Qun Lu
Title:	Legal Representative
CH-AUTO MERGER SUB CORP.
By:	/s/ Qun Lu
Name:	Qun Lu
Title:	President

Annex A-53

Schedule I

Reorganization

[Intentionally Omitted]

Annex A-54

Schedule 1.9

Officers of Pubco

[Intentionally Omitted]

Annex A-55

Schedule 2.1(c)

List of Holders of Pubco Class B Ordinary Shares

[Intentionally Omitted]

Annex A-56

Schedule 4.5

SPAC Promissory Notes

[Intentionally Omitted]

Annex A-57

Schedule 5.2

Conduct of Business of the Company

[Intentionally Omitted]

Annex A-58

Schedule 6.1(b)

Required Consents for Conduct of Business of SPAC

[Intentionally Omitted]

Annex A-59

Schedule 7.2(e)

Approvals

[Intentionally Omitted]

Annex A-60

Schedule 10.14(b)

Insiders

[Intentionally Omitted]

Annex A-61

Schedule 10.14(c)

Specified Persons of the Company

[Intentionally Omitted]

Annex A-62

Schedule 10.14(d)

Net Debt Calculation

[Intentionally Omitted]

Annex A-63

Schedule 10.14(e)

Specified Permitted Liens

[Intentionally Omitted]

Annex A-64

Annex A-1

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

MOUNTAIN CREST ACQUISITION CORP. IV,

CH AUTO INC.,

CH-AUTO MERGER SUB CORP.,

and

CH-AUTO TECHNOLOGY CORPORATION LTD.

Dated as of December 23, 2022

Page
ARTICLE I THE MERGER; SPAC MERGER CONSIDERATION		A-1-1

Section 1.1.	The Merger	A-1-2
Section 1.2.	Closing	A-1-2
Section 1.3.	Effective Time	A-1-2
Section 1.4.	Effects of the Merger	A-1-2
Section 1.5.	Effect of the Merger on SPAC Securities.	A-1-3
Section 1.6.	Capital Stock of Company Merger Sub	A-1-3
Section 1.7.	Certificate of Incorporation and Bylaws of the Surviving Corporation	A-1-3
Section 1.8.	Post-Closing Board of Directors of Pubco	A-1-3
Section 1.9.	Officers of Pubco	A-1-4
Section 1.10.	No Further Ownership Rights in SPAC Common Stock	A-1-4
Section 1.11.	Rights Not Transferable	A-1-4
Section 1.12.	Taking of Necessary Action; Further Action	A-1-4
Section 1.13.	Tax Treatment	A-1-4

ARTICLE II REORGANIZATION; COMPANY MERGER CONSIDERATION		A-1-4

Section 2.1.	Pubco Reverse Stock Split; Conversion of Company Common Stock, Company Employee Option, and Company FA Option	A-1-4
Section 2.2.	Net Debt Adjustment	A-1-6
Section 2.3.	Effect on Company Common Stock	A-1-6
Section 2.4.	Payment Methodology	A-1-6
Section 2.5.	No Liability	A-1-6
Section 2.6.	Company Transaction Expenses Certificate; SPAC Transaction Expenses Certificate	A-1-6
Section 2.7.	Withholding Taxes	A-1-7

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PUBCO AND COMPANY		A-1-7

Section 3.1.	Organization, Qualification and Standing	A-1-7
Section 3.2.	Authority; Enforceability	A-1-7
Section 3.3.	Consents; Required Approvals	A-1-8
Section 3.4.	Non-contravention	A-1-8
Section 3.5.	Capitalization	A-1-8
Section 3.6.	Financial Statements	A-1-9
Section 3.7.	Liabilities	A-1-10
Section 3.8.	Internal Accounting Controls	A-1-10
Section 3.9.	Absence of Certain Developments	A-1-10
Section 3.10.	Accounts Receivable	A-1-10
Section 3.11.	Compliance with Law	A-1-10
Section 3.12.	Title to Properties	A-1-11
Section 3.13.	International Trade Matters; Anti-Bribery Compliance	A-1-11
Section 3.14.	Tax Matters	A-1-12
Section 3.15.	Intellectual Property	A-1-13
Section 3.16.	Insurance	A-1-16
Section 3.17.	Litigation	A-1-16
Section 3.18.	Bank Accounts; Powers of Attorney	A-1-16
Section 3.19.	Material Partners	A-1-16
Section 3.20.	Labor Matters	A-1-16
Section 3.21.	Employee Benefits	A-1-17

Annex A-1-i

Page
Section 3.22.	Environmental and Safety	A-1-18
Section 3.23.	Related Party Transactions	A-1-18
Section 3.24.	Material Contracts	A-1-18
Section 3.25.	SEC Matters	A-1-19
Section 3.26.	Brokers and Other Advisors	A-1-19
Section 3.27.	Foreign Private Issuer	A-1-19
Section 3.28.	Disclaimer of Other Representations and Warranties	A-1-20

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SPAC		A-1-20

Section 4.1.	Organization, Qualification and Standing	A-1-20
Section 4.2.	Authority; Enforceability	A-1-20
Section 4.3.	Non-contravention	A-1-20
Section 4.4.	Brokers and Other Advisors	A-1-20
Section 4.5.	Capitalization	A-1-21
Section 4.6.	Consents; Required Approvals	A-1-21
Section 4.7.	Trust Account	A-1-21
Section 4.8.	Employees	A-1-21
Section 4.9.	Tax Matters	A-1-22
Section 4.10.	Listing	A-1-23
Section 4.11.	Reporting Company	A-1-23
Section 4.12.	Undisclosed Liabilities	A-1-23
Section 4.13.	SPAC SEC Documents and SPAC Financial Statements	A-1-23
Section 4.14.	Business Activities	A-1-25
Section 4.15.	SPAC Contracts	A-1-25
Section 4.16.	Litigation	A-1-25
Section 4.17.	Information Supplied	A-1-25
Section 4.18.	Investment Company	A-1-25
Section 4.19.	Lockup	A-1-25
Section 4.20.	Insider Letter Agreement	A-1-25
Section 4.21.	Board Approval	A-1-25
Section 4.22.	Vote Required	A-1-26
Section 4.23.	Disclaimer of Other Representations and Warranties	A-1-26

ARTICLE V COVENANTS AND AGREEMENTS OF PUBCO AND THE COMPANY		A-1-26

Section 5.1.	Pubco Nasdaq Listing	A-1-26
Section 5.2.	Conduct of Business of the Company	A-1-26
Section 5.3.	Access to Information	A-1-27
Section 5.4.	Additional Financial Information	A-1-28
Section 5.5.	Company Lock-Up	A-1-28
Section 5.6.	Notice of Changes	A-1-28
Section 5.7.	D&O Insurance; Indemnification of Officers and Directors	A-1-29
Section 5.8.	No Trading in SPAC Stock	A-1-29
Section 5.9.	Pubco Equity Incentive Plan	A-1-29

ARTICLE VI COVENANTS OF SPAC		A-1-29

Section 6.1.	Operations of SPAC Prior to the Closing	A-1-29
Section 6.2.	Trust Account	A-1-31
Section 6.3.	Insider Letter Agreement	A-1-31
Section 6.4.	SPAC Public Filings	A-1-31
Section 6.5.	Section 16 Matters	A-1-31

Annex A-1-ii

Page
Section 6.6.	Notice of Changes	A-1-31
Section 6.7.	Access to Information	A-1-31
Section 6.8.	Nasdaq Listing	A-1-31

ARTICLE VII ACTIONS PRIOR TO THE CLOSING		A-1-32

Section 7.1.	No Shop	A-1-32
Section 7.2.	Efforts to Consummate the Transactions	A-1-32
Section 7.3.	PIPE Financing	A-1-33
Section 7.4.	Cooperation with Proxy Statement; Other Filings	A-1-33
Section 7.5.	Stockholder Vote; Recommendation of SPAC’s Board of Directors	A-1-35
Section 7.6.	SPAC Stockholder Meeting	A-1-36
Section 7.7.	Form 8-K; Form 6-K; Press Releases	A-1-36
Section 7.8.	Tax Matters	A-1-36
Section 7.9.	Litigation	A-1-37
Section 7.10.	Confidentiality	A-1-37
Section 7.11.	New Equity Investments Use of Proceeds	A-1-38

ARTICLE VIII CONDITIONS PRECEDENT		A-1-38

Section 8.1.	Conditions to Each Party’s Obligation to Effect the Merger	A-1-38
Section 8.2.	Conditions to Obligations of SPAC	A-1-38
Section 8.3.	Conditions to Obligation of the Company, Pubco and Company Merger Sub	A-1-39
Section 8.4.	Frustration of Conditions	A-1-40

ARTICLE IX TERMINATION		A-1-40

Section 9.1.	Termination	A-1-40
Section 9.2.	Effect of Termination	A-1-41

ARTICLE X MISCELLANEOUS		A-1-42

Section 10.1.	Amendment or Supplement	A-1-42
Section 10.2.	Extension of Time, Waiver, Etc	A-1-42
Section 10.3.	Assignment	A-1-42
Section 10.4.	Expenses	A-1-42
Section 10.5.	Counterparts; Facsimile; Electronic Transmission	A-1-42
Section 10.6.	Entire Agreement; No Third-Party Beneficiaries	A-1-42
Section 10.7.	Governing Law	A-1-42
Section 10.8.	Specific Enforcement	A-1-43
Section 10.9.	Consent to Jurisdiction	A-1-43
Section 10.10.	Notices	A-1-43
Section 10.11.	Severability	A-1-44
Section 10.12.	Remedies	A-1-45
Section 10.13.	Trust Account Waiver	A-1-45
Section 10.14.	Definitions	A-1-45
Section 10.15.	Interpretation	A-1-53
Section 10.16.	Publicity	A-1-53
Section 10.17.	Nonsurvival of Representations	A-1-53

Annex A-1-iii

EXHIBITS

Exhibit A	SPAC Support Agreement
Exhibit B	Company Support Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Company Lock-up Agreement
Exhibit E	Form of Amended and Restated Articles of Memorandum and Articles of Association of Pubco
Exhibit F	Form of Registration Rights Agreement

SCHEDULES

Disclosure Schedules
Schedule I	Reorganization
Schedule 1.9	Officers of Pubco
Schedule 2.1(c)	List of Holders of Pubco Class B Ordinary Shares
Schedule 4.5	SPAC Promissory Notes
Schedule 5.2	Conduct of Business of the Company
Schedule 6.1(b)	Required Consents for Conduct of Business of SPAC
Schedule 7.2(e)	Approvals
Schedule 10.14(b)	Insiders
Schedule 10.14(c)	Specified Persons of the Company
Schedule 10.14(d)	Net Debt Calculation
Schedule 10.14(e)	Specified Permitted Liens

Annex A-1-iv

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 23, 2022, is entered into by and among Mountain Crest Acquisition Corp. IV, a Delaware corporation (“SPAC”), CH AUTO Inc., a Cayman Islands exempt company (“Pubco”), CH-AUTO Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Company Merger Sub”), and CH-AUTO TECHNOLOGY CORPORATION LTD. (北京长城华冠汽车科技股份有限公司), a company organized under the Laws of the PRC (the “Company”). SPAC, Pubco, Company Merger Sub and the Company are sometimes referred to herein as a “Party” or collectively as the “Parties.” Certain terms used in this Agreement are used as defined in Section 10.14.

RECITALS:

WHEREAS, SPAC, Pubco, Company Merger Sub and the Company entered into certain Agreement and Plan of Merger (the “Original Agreement”), dated as of April 30, 2022 (the “Original Agreement Date”), and in accordance with Section 10.1 of the Original Agreement, SPAC, Pubco, Company Merger Sub and the Company desire to amend and restate the Original Agreement;

WHEREAS, SPAC is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, Pubco is a newly formed entity and was formed for the purpose of effecting a reorganization of the Company in the manner set forth on Schedule I (the “Reorganization”) and participating in the transactions contemplated hereby and becoming the publicly traded holding company for the Company and the Surviving Corporation (as defined below);

WHEREAS, Pubco is a holding company for CCHG AUTOMOBILE TECHNOLOGY CO., LTD., which in turn directly owns all the issued and outstanding shares of CH-Auto (Hong Kong) Limited (“Ch-Auto HK”). Upon the Reorganization Closing, Ch-Auto HK will directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests in the Company;

WHEREAS, Company Merger Sub is a newly incorporated Delaware corporation, wholly owned by Pubco, and was formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, SPAC, Pubco, Company Merger Sub and the Company intend to effect a merger of SPAC with and into Company Merger Sub whereby SPAC will be the surviving corporation and a wholly owned subsidiary of Pubco (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of Pubco has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of Pubco and its shareholders;

WHEREAS, the board of directors of Pubco has approved the Merger and adopted this Agreement as the sole stockholder of Company Merger Sub and has determined to recommend that the shareholders of Pubco adopt, authorize and approve this Agreement, the Merger and the Transactions;

WHEREAS, the board of directors of the Company has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of the Company and its shareholders;

WHEREAS, the board of directors of the Company has approved the Merger and adopted this Agreement;

WHEREAS, the board of directors of Company Merger Sub has approved the Merger and adopted this Agreement;

WHEREAS, the board of directors of Company Merger Sub has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of Company Merger Sub and its shareholders;

WHEREAS, the SPAC Board has determined that this Agreement, the Merger and the Transactions are fair and advisable to, and in the best interests of SPAC and its stockholders;

Annex A-1-1

WHEREAS, the SPAC Board has approved the Merger and adopted this Agreement and has determined to recommend that the stockholders of SPAC adopt, authorize and approve this Agreement, the Merger and the Transactions;

WHEREAS, Mountain Crest Holdings IV LLC (“Sponsor”) and the directors of SPAC, in their capacities as stockholders of SPAC, have entered into that certain support agreement in the form attached hereto as Exhibit A (the “SPAC Support Agreement”), pursuant to which such stockholders of SPAC agreed to, among other things, vote in favor of the Transactions and each of the SPAC Proposals;

WHEREAS, the Company and certain stockholders of the Company have each entered into that certain support agreement in the form attached hereto as Exhibit B (the “Company Support Agreement” and, together with the SPAC Support Agreement, the “Support Agreements”), pursuant to which such stockholders of the Company agreed to, among other things, vote in favor of each of the Transactions and the Merger; and

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that, taken together, the PIPE Financing (as defined below), the Reorganization, and the Merger will qualify as an exchange under Section 351 of the Code, and (b) it is intended that the Merger qualify as an exchange eligible for the exception to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c) (assuming the requirements of Treasury Regulations Section 1.367(a)-3(c)(1)(iii) are met) ((a) and (b) together, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises, covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement, intending to be legally bound, hereby amend and restate the Original Agreement as follows:

ARTICLE I

THE MERGER; SPAC MERGER CONSIDERATION

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Company Merger Sub shall be merged with and into SPAC, (b) the separate corporate existence of Company Merger Sub shall thereupon cease, and SPAC shall be the surviving corporation in the Merger (the “Surviving Corporation”), and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Pubco.

Section 1.2. Closing. The closing of the Merger (the “Closing”) shall take place as promptly as practicable, but in no event later than the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law and the Organizational Documents of SPAC) of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time), unless another time or date, or both, are agreed in writing by Pubco and SPAC. The date on which the Closing is held is herein referred to as the “Closing Date.” The Closing will take place remotely via exchange of documents and signature pages via electronic transmission.

Section 1.3. Effective Time.

(a) Subject to the provisions of this Agreement, at the Closing, SPAC shall file a certificate of merger in the form attached hereto as Exhibit C with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

(b) At the Effective Time, the Pubco Charter, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of Pubco attached hereto as Exhibit E, and, as so amended and restated, shall be the Pubco Charter, until thereafter amended in accordance with the terms thereof and the Cayman Companies Act.

Section 1.4. Effects of the Merger. The Merger shall have the effects set forth herein and in the DGCL.

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Section 1.5. Effect of the Merger on SPAC Securities.

(a) SPAC Units. At the Effective Time, each SPAC Unit that is outstanding immediately prior to the Effective Time shall be automatically separated into its component securities and the holder thereof shall be deemed to hold one share of SPAC Common Stock and one SPAC Right in accordance with the terms of the applicable SPAC Unit.

(b) SPAC Common Stock. At the Effective Time, and immediately following the separation of each SPAC Unit in accordance with Section 1.5(a) above, by virtue of the Merger and conditioned on the consummation of the Merger and without any action on the part of any party hereto or the holders of SPAC Common Stock, each share of SPAC Common Stock that is issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued Pubco Class A Ordinary Share without interest. As of the Effective Time, each SPAC Stockholder shall cease to have any other rights in and to SPAC.

(c) SPAC Treasury Stock. Notwithstanding Section 1.5(b) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any shares of SPAC Common Stock that are owned by SPAC as treasury shares or any shares of SPAC Common Stock owned by any direct or indirect Subsidiary of SPAC immediately prior to the Effective Time, such shares of SPAC Common Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(d) SPAC Rights. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a SPAC Right, every SPAC Right that was issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist. The holders of SPAC Rights instead will receive one-tenth (1/10) of one newly issued Pubco Class A Ordinary Share in exchange for the cancellation of each SPAC Right; provided that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share. As of the Effective Time, each SPAC Right Holder shall cease to have any other rights in and to SPAC.

(e) The SPAC Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Pubco Ordinary Shares occurring prior to the date the SPAC Merger Consideration is issued.

Section 1.6. Capital Stock of Company Merger Sub. Each share of capital stock of Company Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of SPAC, be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Company Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Company Merger Sub common stock will, as of the Effective Time, evidence ownership of such share of common stock of the Surviving Corporation.

Section 1.7. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) From and after the Effective Time and until further amended in accordance with applicable Law, the Certificate of Incorporation of Company Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation; provided that such Certificate of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “CH Autotech USA Inc.”

(b) From and after the Effective Time and until further amended in accordance with applicable Law, the bylaws of Company Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

Section 1.8. Post-Closing Board of Directors of Pubco. Except as otherwise agreed in writing by the Company and SPAC prior to the Closing, immediately after the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of nine (9) natural Persons, among which one (1) Person shall be designated by Sponsor and eight (8) Persons shall be designated by the Company prior to the Closing. At least four (4) Persons of the Post-Closing

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Pubco Board shall qualify as independent directors under the Securities Act and Nasdaq rules, provided that the Parties shall ensure that the composition of the Post-Closing Pubco Board satisfies the applicable requirement for Pubco to qualify as a “foreign private issuer” (as defined in the Securities Act).

Section 1.9. Officers of Pubco. From and after the Effective Time, the executive officers of Pubco shall be those Persons set forth on Schedule 1.9 (or such other Persons as designated by the Company prior to the Closing). The officers of Pubco shall hold office for the term specified in, and subject to the provisions contained in, Pubco’s Organizational Documents and applicable Law.

Section 1.10. No Further Ownership Rights in SPAC Common Stock. At the Effective Time, the stock transfer books of SPAC shall be closed and thereafter there shall be no further registration of transfers of shares of SPAC Common Stock on the records of SPAC.

Section 1.11. Rights Not Transferable. The rights of the stockholders of SPAC as of immediately prior to the Effective Time are personal to each such holder and shall not be assignable or otherwise transferable for any reason (except (i) in the case of an entity, by operation of Law, (ii) in the case of a natural person, by will or the Laws of descent and distribution or (iii) in accordance with Section 2.4(d)). Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

Section 1.12. Taking of Necessary Action; Further Action. SPAC, Pubco, Company Merger Sub and the Company, respectively, shall each use its respective best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL at the time specified in Section 1.3. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the directors and officers of Pubco, the Surviving Corporation and the Company are fully authorized in the name of each constituent corporation or otherwise to take, and shall take, all such lawful and necessary action.

Section 1.13. Tax Treatment. The Parties hereto agree that for U.S. federal income tax purposes (and, to the extent applicable, for state and local tax purposes), the PIPE Financing, the Reorganization, and the Merger are intended to (a) be undertaken as part of a prearranged, integrated plan, (b) qualify as exchanges described in Section 351 of the Code and the Treasury Regulations promulgated thereunder, and (c) with respect to the Merger qualify as an exchange eligible for the exception to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c) (assuming the requirements of Treasury Regulations Section 1.367(a)-3(c)(1)(iii) are met).

ARTICLE II

REORGANIZATION; COMPANY MERGER CONSIDERATION

Section 2.1. Pubco Reverse Stock Split; Conversion of Company Common Stock, Company Employee Option, and Company FA Option.

(a) Immediately after the Form F-4 Effective Date (as defined in Section 7.4) but no later than five (5) Business Days prior to the Closing, the Company shall deliver to Pubco and SPAC a schedule setting forth each stockholder and such stockholder’s respective percentage of the Company Merger Consideration (the “Equityholder Allocation Schedule”) determined pursuant to this Article II. If there is any change to the Equityholder Allocation Schedule between the time of such delivery and the Closing, the Company shall promptly deliver an updated Equityholder Allocation Schedule to Pubco and SPAC.

(b) Immediately after the delivery of the Equityholder Allocation Schedule as set forth in Section 2.1(a), by virtue of the Reorganization and without any action on the part of SPAC, Company Merger Sub, the Company, or their respective stockholders, Pubco shall conduct a reverse stock split (the “Pubco Reverse Stock Split”) of its then issued and outstanding Pubco Class A Ordinary Shares. At the effective time of the Pubco Reverse Stock Split, each Pubco Shareholder who holds Pubco Ordinary Shares immediately before the Pubco Reverse Stock Split (the “Pubco Reorganization Shareholder”) shall automatically receive the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule, without any change in the par value of $0.00001 per share, in exchange for all the Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the Pubco Reverse Stock Split. The corresponding Company Merger Consideration issued to each Pubco Reorganization Shareholder shall be equal to the product of (i) the number of Pubco Class A Ordinary Shares held by such Pubco Reorganization Shareholder immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (ii) the Conversion Ratio.

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(c) Concurrently with the Pubco Reverse Stock Split, by virtue of the Reorganization and without any action on the part of SPAC, Company Merger Sub, the Company, or their respective stockholders, Pubco shall issue to each Company Stockholder that participates in the Reorganization or each’s designee(s) (the “Company Reorganization Stockholders”) the corresponding Company Merger Consideration as set forth in the Equityholder Allocation Schedule at par value per share or other value as determined as part of the Reorganization by the board of directors of Pubco. The corresponding Company Merger Consideration issued to each Company Reorganization Stockholder shall be equal to the product of (i) the number of shares of Company Common Stock held by such Company Reorganization Stockholder on an as-converted and fully-diluted basis immediately prior to the delivery of the applicable Equityholder Allocation Schedule multiplied by (ii) the Conversion Ratio. The Company Reorganization Stockholders, other than those set forth on Schedule 2.1(c) who shall receive Pubco Class B Ordinary Shares, shall receive Pubco Class A Ordinary Shares.

(d) Immediately after the issuance of the Company Merger Consideration but before the Closing, Ch-Auto HK shall acquire all the shares of Company Common Stock held by each Company Reorganization Stockholder at par value or other value as determined by Ch-Auto HK and the Company Reorganization Stockholders. Upon the completion of the acquisition in the preceding sentence (“Reorganization Closing”), Ch-Auto HK shall directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests in the Company representing no less than ninety percent (90%) of the voting rights of all the outstanding shares of Company Common Stock entitled to vote in the Company.

(e) At the Reorganization Closing, each outstanding Company Employee Option (whether vested or unvested) shall be assumed by the Pubco and automatically converted into the options to purchase Pubco Class A Ordinary Shares (each an “Assumed Employee Option”). Each Assumed Employee Option will be subject to the terms and conditions set forth in the Pubco equity incentive plan to be adopted at the Reorganization Closing. As of the Reorganization Closing, each Assumed Employee Option shall be an option to acquire that number of whole shares of Pubco Class A Ordinary Shares (rounded down to the nearest whole share) equal to the product of: (i) the number of Company Common Stock subject to such Company Employee Option multiplied by (ii) Conversion Ratio, at an exercise price per one Pubco Class A Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per one share of Company Common Stock of such Company Employee Option by (b) the Conversion Ratio. Pubco shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any the Assumed Employee Option remain outstanding, a sufficient number of Pubco Class A Ordinary Shares for delivery upon the exercise of such Assumed Employee Option.

(f) At the Reorganization Closing, each outstanding Company FA Option (whether vested or unvested) shall be assumed by the Pubco and automatically converted into the options to purchase Pubco Class A Ordinary Shares (each an “Assumed FA Option”). Each Assumed FA Option will be subject to the terms and conditions set forth in the Pubco equity incentive plan to be adopted at the Reorganization Closing. As of the Reorganization Closing, each Assumed FA Option shall be an option to acquire that number of whole shares of Pubco Class A Ordinary Shares (rounded down to the nearest whole share) equal to the product of: (i) the number of Company Common Stock subject to such Company FA Option multiplied by (ii) Conversion Ratio, at an exercise price per one Pubco Class A Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per one share of Company Common Stock of such Company FA Option by (b) the Conversion Ratio. Pubco shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any the Assumed FA Option remain outstanding, a sufficient number of Pubco Class A Ordinary Shares for delivery upon the exercise of such Assumed FA Option.

(g) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company or the Pubco Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or Pubco as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Conversion Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Pubco or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

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Section 2.2. Net Debt Adjustment. Three (3) Business Days prior to the anticipated Closing Date (the date of such calculation, the “Net Debt Calculation Date”), the Company shall deliver to SPAC the calculation of Net Debt (by 8:00 PM Eastern Time). The Company Equity Valuation shall be adjusted as follows to account for the Net Debt: (a) if Net Debt is greater than the Net Debt Target, then the Company Equity Valuation shall be reduced by the increment that the Net Debt is greater than the Net Debt Target; (b) if Net Debt is less than the Net Debt Target, then the Company Equity Valuation shall be increased by the increment that the Net Debt is less than the Net Debt Target; or (c) if Net Debt equals the Net Debt Target, then no adjustment will be made to the Company Equity Valuation.

Section 2.3. Effect on Company Common Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of SPAC, Pubco, Company Merger Sub or the Company, any shares of Company Common Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.4. Payment Methodology.

(a) Immediately after the Reorganization Closing, Pubco shall cause its registered office provider to register the Pubco Ordinary Shares in the register of members of Pubco in accordance with Section 2.1. No certificates or scrip representing fractional shares of Pubco Ordinary Shares will be issued as part of the Company Merger Consideration, and instead any such fractional share that would otherwise be issued will be rounded to the nearest whole share, with a stockholder’s portion of the Company Merger Consideration that would result in a fractional share of 0.50 or greater rounding up and a stockholder’s portion of the Company Merger Consideration that would result in a fractional share of less than 0.50 rounding down.

(b) Prior to the Effective Time, Continental Stock Transfer & Trust Company (“Continental”) (or such other Person reasonably acceptable to the Company and SPAC) shall be appointed and authorized to act as exchange agent in connection with the transactions contemplated by Section 1.5 (the “Exchange Agent”) and SPAC, Pubco and the Exchange Agent will enter into an exchange agent agreement, and at or prior to the Effective Time, Pubco will issue to the SPAC Securities Holders the SPAC Merger Consideration to be issued pursuant to Section 1.5.

(c) After the Closing, Pubco will promptly issue and allot, credited as fully paid, or cause to be issued and allotted, credited as fully paid, to such SPAC Securities Holders (and Pubco will direct the Exchange Agent to take all necessary action to record and effect the same) the number of Pubco Class A Ordinary Shares equal to SPAC Merger Consideration.

(d) Any SPAC Merger Consideration that is to be issued to SPAC Securities Holders under this Agreement will be issued directly to the registered SPAC Securities Holders, provided that with regard to the 200,000 shares of SPAC Common Stock purchased by Qiantu Motor USA Inc. from the Sponsor pursuant to the Sponsor Stock Purchase Agreement, Qiantu Motor USA Inc. or its designee shall be issued directly the corresponding portion of the SPAC Merger Consideration.

Section 2.5. No Liability. The Parties agree that SPAC shall be entitled to rely conclusively on information set forth in the Equityholder Allocation Schedule and any amounts delivered by Pubco to an applicable Company Stockholder in accordance with the Equityholder Allocation Schedule shall be deemed for all purposes to have been delivered to the applicable Company Stockholder in full satisfaction of the obligations of SPAC under this Agreement and SPAC shall not be responsible or liable for the calculations or the determinations regarding such calculations set forth therein.

Section 2.6. Company Transaction Expenses Certificate; SPAC Transaction Expenses Certificate.

(a) No later than two (2) Business Days prior to the Closing Date, the Company shall provide to SPAC a written report setting forth a list of all of the Company Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “Company Transaction Expenses Certificate”). For the avoidance of doubt, nothing contained herein shall affect any invoices to the Company to be paid for any Company Transaction Expenses incurred in good faith after the delivery of the Company Transaction Expenses Certificate.

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(b) As soon as reasonably practicable (but in any event no later than two (2) Business Days) prior to the Closing Date, SPAC shall deliver to the Company written notice setting forth: (A) the aggregate amount of cash proceeds that will be required to satisfy the exercise of the SPAC Share Redemption (as defined below); and (B) a written report setting forth a list of all of the SPAC Transaction Expenses, including the aggregate amount of all loans made by the Sponsor or any of its Affiliates to SPAC, (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “SPAC Transaction Expenses Certificate”). For the avoidance of doubt, nothing contained herein shall affect SPAC’s ability to be reimbursed (and any invoices to the SPAC to be paid) for any SPAC Transaction Expenses incurred in good faith after the delivery of the SPAC Transaction Expenses Certificate.

Section 2.7. Withholding Taxes. Notwithstanding anything else in this agreement, the Company and Pubco shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable or deliverable under this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment or delivery under the Code or any applicable provision of state, local or foreign Tax law; provided that, without limiting the foregoing, the Company and Pubco, as the case may be, shall use commercially reasonable best efforts to provide any person in respect of which such deduction and withholding is required to be made with advance written notice of any such intended withholding (other than any withholding on amounts properly treated as compensation to employees for U.S. federal income Tax purposes) at least five (5) days before the making of such payment. If any withholding obligation may be avoided by any Person receiving consideration by such Person providing information or documentation to the Company and Pubco, as the case may be, the Company or Pubco shall use commercially reasonable efforts to avoid such withholding obligation upon receipt of such information or documentation from such Person. To the extent that such amounts are withheld pursuant to this Section 2.7, such amounts shall be paid over to or deposited with the applicable Governmental Authority and shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding were made. The Parties shall cooperate and use commercially reasonable efforts to reduce, minimize or eliminate any applicable withholding to the extent reasonably permitted under applicable Tax law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PUBCO AND COMPANY

Except as set forth in Disclosure Schedule (which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), Pubco and the Company, jointly and severally, represent and warrant to SPAC as hereafter set forth in this ARTICLE III, that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date):

Section 3.1. Organization, Qualification and Standing. Except as set forth in Schedule 3.1, each of Pubco, Company and Company Merger Sub is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, has all requisite corporate power and authority to own, lease and operate its Assets and to conduct its business as presently conducted, and is duly registered, qualified and authorized to transact business and in good standing in every jurisdiction in which the failure to so qualify would have a Material Adverse Effect. The Organizational Documents of each of Pubco, Company and Company Merger Sub, true, complete and correct copies of which have been made available to SPAC, are in full force and effect. Neither Pubco, nor the Company or Company Merger Sub is in violation of its Organizational Documents.

Section 3.2. Authority; Enforceability. Each of Pubco, the Company and Company Merger Sub’s board of directors has declared the Merger, this Agreement and the Transactions contemplated herein advisable. Each of Pubco, the Company and Company Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document and to consummate the Transactions, other than the Requisite Stockholder Approval. The execution and delivery of this Agreement, the other Transaction Documents to which Pubco, the Company and Company Merger Sub is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of such Party, other than the Requisite Stockholder Approval. This Agreement has been, and the other Transaction Documents to which Pubco, the Company and Company Merger Sub is a party will be, duly executed and delivered by Pubco, the Company and Company Merger

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Sub, as applicable, and, assuming due authorization, execution and delivery hereof by SPAC, constitute legal, valid and binding obligations of Pubco, the Company and Company Merger Sub, as applicable, enforceable against it in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Law affecting creditors’ rights generally and, as to enforceability, subject to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). The (i) (A) affirmative vote of holders of two-thirds of the Company Common Stock (the “Requisite Company Vote”) having voting power present in person or represented by proxy at a meeting of the Company’s shareholders at which a quorum is present, or (B) written consent of all shareholders of the Company, and (ii) (A) affirmative votes of no less than two-thirds of the votes cast by the Pubco Shareholders, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Pubco Shareholders at which a quorum is present, or (B) written consent by all of the Pubco Shareholders entitled to vote at a general meeting of Pubco, are the only vote or consent of the holders of any class or series of capital stock or other securities of the Company and Pubco necessary to adopt this Agreement and approve the Transactions (collectively, the “Requisite Stockholder Approval”).

Section 3.3. Consents; Required Approvals. Assuming the truth and accuracy of the representations and warranties of the SPAC set forth in Section 4.6, no notices to, filings with, or authorizations, consents or approvals from any Governmental Authority are necessary for the execution, delivery or performance by Pubco, the Company or Company Merger Sub of this Agreement, each other Transaction Document or the consummation by Pubco, the Company or Company Merger Sub of the Transactions, except (i) as set forth in Schedule 3.3 and (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

Section 3.4. Non-contravention. The execution, delivery and performance of this Agreement and the other Transaction Documents to which each of Pubco, the Company and Company Merger Sub is a party by Pubco, the Company and Company Merger Sub, as applicable, and the consummation of the Merger and compliance with the provisions hereof and thereof do not and will not with or without notice or lapse of time or both (a) violate any Law or Order to which Pubco, the Company and Company Merger Sub or any of their respective Assets are subject, (b) violate any provision of the Organizational Documents of Pubco, the Company or Company Merger Sub (subject to obtaining the Requisite Stockholder Approval), (c) violate, conflict with, result in a breach of, constitute (or with due notice or lapse of time or both would become) a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, require any notice under, or otherwise give rise to any Liability under, any Material Contract, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or Assets of Pubco, the Company or Company Merger Sub, except, in the case of each of clause (a), (c), and (d), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5. Capitalization.

(a) As of the date hereof, the authorized share capital of Pubco consists of 5,000,000,000 Pubco Ordinary Shares (including 4,000,000,000 Pubco Class A Ordinary Shares and 1,000,000,000 Pubco Class B Ordinary Shares), of which twenty-five (25) Pubco Class B Ordinary Shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding Pubco Ordinary Shares are owned of record by the Persons set forth on Schedule 3.5(a) in the amounts set forth opposite their respective names and are validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(b) As of the date hereof, 931,849,600 shares of Company Common Stock are issued and outstanding as of the date of this Agreement. All outstanding shares of the Company Common Stock are owned of record by the Persons set forth on Schedule 3.5(b) in the amounts set forth opposite their respective names. All of the outstanding shares of Company Common Stock are validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(c) Immediately after the Reorganization Closing and prior to the Closing, at least ninety percent (90%) of the issued and outstanding equity securities of the Company will be owned of record by Ch-Auto HK. All of the then outstanding equity securities of the Company will be validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

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(d) The authorized capital stock of Company Merger Sub consists of 5,000 shares of common stock, of which one (1) share is issued and outstanding. All outstanding shares of Company Merger Sub common stock are owned of record by Pubco. All of the outstanding shares of Company Merger Sub common stock are validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.

(e) Other than the Company Employee Options and Company FA Options and except as set forth in Schedule 3.5(e) or as contemplated by the PIPE Financing, as of the date hereof there are, and immediately prior to the Closing there will be, no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company pursuant to any provision of Law, the Company’s Organizational Documents or any Contract to which the Company is a party, or (vi) Lien (other than a Permitted Lien) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable).

(f) Neither Pubco nor the Company owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than the Subsidiaries of each of Pubco and the Company (collectively, the “Company Subsidiaries”) and other business entities as set forth on Schedule 3.5(f). Except as set forth in Schedule 3.5(f), each of the Company Subsidiaries has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate or other entity power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Except as set forth in Schedule 3.5(f), each of the Company Subsidiaries is presently qualified to do business in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. Except as set forth in Schedule 3.5(f), all shares or other equity securities of the Company Subsidiaries that are issued and outstanding have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right.

Section 3.6. Financial Statements. Attached hereto as Schedule 3.6 are true, complete and correct copies of, the unaudited consolidated balance sheets of the Company, and the related statements of operations, changes in stockholders’ equity and cash flows, for the fiscal years ended December 31, 2020 and December 31, 2021 including the notes thereto (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in conformity with the GAAP, but have not been prepared in accordance with the requirements of the Public Company Accounting Oversight Board (the “PCAOB”) for public companies. The Company Financial Statements are complete and accurate and fairly present, in all material respect, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein, subject, in the case of the Company Financial Statements, to normal and year-end adjustments as permitted by GAAP. Except as otherwise noted therein and as set forth in Schedule 3.6, the Company Financial Statements (i) were prepared from the books and records of the Company; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation in all material respects of the Company’s financial condition as of their dates; and (iii) contain and reflect adequate provisions for all material liabilities applicable to the Company with respect to the periods then ended. The Company has delivered to SPAC true, complete and correct copies of all “management letters” received by it from its accountants and all responses by lawyers engaged by the Company to inquiries from its accountant or any predecessor accountants since January 1, 2020. Since December 31, 2021 (the “Balance Sheet Date”), except as required by applicable Law or GAAP, there has been no material change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

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Section 3.7. Liabilities.

(a) Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred since the Balance Sheet Date in the Ordinary Course that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) for Liabilities under Contracts that relate to obligations that have not yet been performed, and are not yet required to be performed, or (iv) for Liabilities incurred in connection with the Transactions as of the date hereof, the Company has no Liabilities of a nature required to be reflected on a balance sheet of the Company prepared in accordance with GAAP.

(b) Except for Indebtedness as set forth in Schedule 3.7(b), as of the date hereof, the Company does not have any Indebtedness and has not guaranteed any other Person’s Indebtedness.

Section 3.8. Internal Accounting Controls. The Company have established a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations in all material respects; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company’s historical practices and to maintain asset accountability in all material respects; (c) access to material assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for material assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.9. Absence of Certain Developments. Except as set forth on Schedule 3.9, between the Balance Sheet Date and the date hereof, the Company has not taken any action that, if such action were taken between the Balance Sheet Date and the date hereof, would have required SPAC consent pursuant to Section 5.2. The Company has not received any grant or other financial support, financial benefits or relief from any Governmental Authority.

Section 3.10. Accounts Receivable. All notes and accounts receivable of the Company reflected on the Company Financial Statements are current as of the date thereof and collectible in amounts not less than the aggregate amount thereof (net of reserves that are established in accordance with the GAAP or the Company’s historical financial practices applied consistently) carried (or to be carried) on the books of the Company and represent bona fide transactions that arose in the Ordinary Course and are properly reflected on the Company’s books and records. As of the date of this Agreement, except as set forth on Schedule 3.10, (i) none of such notes or accounts receivable that relate to a Material Partner are past due more than ninety (90) days, (ii) there is no contest, claim, defense or right of setoff with any account debtor of an accounts receivable relating to the amount or validity of such accounts receivable, (iii) to the Knowledge of the Company, all such notes or accounts receivable that relate to a Material Partner (net of reserves that are established in accordance with the Company’s historical financial practices applied consistently) are collectible in the Ordinary Course, and (iv) to the Knowledge of the Company, no request for or an agreement for deduction or discount has been made with respect to such accounts receivable that relate to a Material Partner.

Section 3.11. Compliance with Law.

(a) Except as set forth on Schedule 3.11(a), each of Pubco, the Company, Company Merger Sub and all other Company Subsidiaries has not been since January 1, 2018 in, and does not have any Liability in respect of any, violation of, and no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would constitute or result in a violation by Pubco, the Company, Company Merger Sub or any Company Subsidiary of, or failure on the part of Pubco, the Company, Company Merger Sub or any Company Subsidiary to comply with, or any Liability suffered or incurred by Pubco, the Company, Company Merger Sub or any Company Subsidiary in respect of any violation of or material noncompliance with, any Laws and Orders or policies by Governmental Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its Assets, and no Proceeding is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance.

(b) Each of Pubco, the Company, Company Merger Sub and the Company Subsidiaries has all Permits necessary for the conduct of its business as presently conducted, and, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Permits is in full force and effect; (ii) Pubco, the Company, Company Merger Sub and the Company Subsidiaries are in compliance with the terms, provisions and conditions thereof; (iii) there are no outstanding violations, notices of noncompliance, Orders or Proceedings adversely affecting any of the Permits; and (iv) no condition (including the execution of this Agreement and the other Transaction Documents to which Pubco, the Company or Company

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Merger Sub is a party and the consummation of the Transactions) exists and no event has occurred which (whether with or without notice, lapse of time or the occurrence of any other event) would reasonably be expected to result in the suspension or revocation of any of the Permits other than by expiration of the term set forth therein.

Section 3.12. Title to Properties.

(a) Schedule 3.12(a) sets forth a list of real properties owned by the Company, under its own name or through Company Subsidiaries.

(b) Except for the leases set forth on Schedule 3.12(b) (the “Leases”), the Company does not lease, sublease or license any other real property. The Leases are valid and binding obligations of the Company and, to the Knowledge of the Company, the other party thereto, in accordance with their terms and, unless terminated by the other party thereto or expired in accordance with the terms thereof following the date hereof, are in full force and effect, and neither the Company nor, to the Knowledge of the Company, the other party thereto is in default beyond the expiration of applicable notice or cure periods in the performance, observance or fulfillment of any obligation, covenant or condition contained therein (and the Company has not received any written notice alleging any such default). All buildings, structures, improvements, fixtures, building systems and equipment included in the Leases are in good operating condition and repair in all material respects. The Company has the right to conduct its business in each Leases for the remaining term of the applicable Lease.

(c) The Company owns good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of its material Assets which are tangible in nature. The Company owns, leases under valid leases or has use of and/or valid access under valid agreements to all material tangible Assets necessary for the conduct of its business as presently conducted, and all such facilities, machinery and equipment are in good working condition and repair and generally are adequate and suitable in all material respects for their present use, Ordinary Course wear and tear excepted.

Section 3.13. International Trade Matters; Anti-Bribery Compliance.

(a) The Company currently is and, for the past five years has been, in compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Governmental Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries; (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company, nor any director or officer, nor, to the Knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions or similar lists administered by a Governmental Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Governmental Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Governmental Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company, nor any director or officer, nor, to the Knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) to the Knowledge of the

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Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) The Company, has not received written notice of, nor, to the Knowledge of the Company, any of its officers, employees, agents or third-party representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

Section 3.14. Tax Matters.

(a) Except as set forth on Schedule 3.14(a), (i) all income and other material Tax Returns required to be filed by or on behalf of the Company have been filed (taking into account any extensions of time within which to file), (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and (iii) all income and other material Taxes due and payable (whether or not shown as due on such Tax Returns) have been fully and timely paid, except in each case of (i) and (iii), with respect to Taxes for which adequate reserves have been established.

(b) Except as set forth on Schedule 3.14(b), the Company has complied in all material respects with all applicable Tax Laws with respect to the withholding of Taxes (including reporting and recordkeeping requirements related thereto) and has duly and timely withheld and paid over to the appropriate Tax Authority all material amounts required to be so withheld and paid over.

(c) The Company does not have any material Liability for Taxes of any Person (other than the Company) (i) under any Tax indemnity, Tax sharing or Tax allocation agreement or any other contractual obligation (excluding for this purpose, agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), (ii) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, or (iii) as a transferee or successor, by Contract or by operation of Law (other than Taxes of the Company).

(d) No Liens for Taxes have been filed against the Company, except for Permitted Liens.

(e) No Tax Return related to income or other material Taxes of the Company is under audit or examination by any Tax Authority, and there are no audits, claims, assessments, levies, administrative or judicial proceedings pending or threatened in writing against, or regarding, any income or other material Taxes of the Company, and no Tax Authority has proposed, assessed or asserted in writing any material deficiency with respect to Taxes against the Company with respect to any Tax period for which the period of assessment or collection remains open.

(f) No jurisdiction in which the Company does not currently file Tax Returns has claimed in writing that the Company is, or may be, subject to taxation by that jurisdiction or required to file such Tax Returns. The Company has not commenced a voluntary disclosure proceeding in any jurisdiction that has not been fully resolved or settled.

(g) No written waiver of or agreement to extend any statute of limitations relating to Taxes for which the Company is liable and that remains in effect has been granted or requested.

(h) The Company is not, nor has it ever been, a member of an “affiliated group” as defined in Section 1504(a) of the Code or any affiliated, combined, unitary, consolidated or similar group under state, local or foreign Law (other than a group all of the members of which consisted of the Company and its subsidiaries).

(i) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

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(j) The Company is in material compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology among the Company. The prices for any property or services (or for the use of any property) provided by or to the Company is arm’s-length prices for purposes of all applicable transfer pricing laws, including Section 482 of the Code (or any corresponding provisions of state, local or non-U.S. Tax law).

(k) Not including any action taken or agreed to be taken pursuant to this Agreement, the Company has not taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Company does not have any knowledge of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(l) The Company has no plan or intention to cause SPAC or the Surviving Corporation to liquidate (for federal income tax purposes) in connection with the Transactions.

(m) The Company and/or qualified subsidiaries of the Company have been engaged in an active trade or business outside of the United States for the entire 36-month period immediately before the Closing Date and have no intention to substantially dispose of or discontinue such trade or business (all within the meaning of Treasury Regulation Section 1.367(a)-3(c)(3)(i)).

Section 3.15. Intellectual Property.

(a) Schedule 3.15(a) sets forth a true, accurate and complete list of all (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) registered copyrights and pending copyright applications, (iv) internet domain name registrations, (v) material unregistered trademarks, and (vi) material proprietary software Intellectual Property; in each case that are owned by the Company or any Company Subsidiary (collectively, the “Scheduled Intellectual Property”). All of the registrations, applications, and issuances within the Scheduled Intellectual Property is subsisting, in full force and effect, and has not been cancelled, expired, abandoned, or otherwise terminated, and payment of all renewal and maintenance fees due in respect thereto, and all filings related thereto, have been duly made, except in each case with respect to such registrations, applications and issuances that the Company has permitted to expire or has cancelled, abandoned or terminated in its reasonable business judgment. To the Knowledge of the Company, all such registrations and issuances within the Scheduled Intellectual Property are valid. Immediately after the Closing, the Company will continue to have the right to exploit all Owned Intellectual Property and Licensed Intellectual Property on substantially similar terms and conditions as the Company enjoyed immediately prior to Closing. There are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Owned Intellectual Property within ninety (90) days after the date of this Agreement.

(b) Except as set forth on Schedule 3.15(b), the Company exclusively owns all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. (i) no Owned Intellectual Property is or has been, in the six (6) year period immediately prior to the date of this Agreement, the subject of any opposition, cancellation, or similar Proceeding before any Governmental Authority other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), and to the Knowledge of the Company, no such Proceeding is or has been threatened in writing, (ii) the Company is not subject to any injunction or other specific judicial, administrative, or other Order that restricts or impairs its ownership, registrability, enforceability, use or distribution of any Owned Intellectual Property, and (iii) the Company is or has been, in the six (6) year period immediately prior to the date of this Agreement, subject to any current Proceeding that the Company reasonably expects would materially and adversely affect the validity, use or enforceability of any Owned Intellectual Property other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), and to the Knowledge of the Company, no such Proceeding is or has been threatened in writing.

(c) To the Knowledge of the Company, the Company and/or the Company Subsidiaries have valid, sufficient, subsisting and enforceable rights to use all Licensed Intellectual Property. The Company is in compliance with all material contractual obligations in a Contract set forth on Schedule 3.24(g) and all applicable

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IP Contracts involving Public Software. The consummation of the Transactions will not, by itself, directly and immediately materially impair any rights of the Company to any Owned Intellectual Property or Licensed Intellectual Property.

(d) To the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries, as is currently conducted or conducted in the six (6) year period immediately preceding the date hereof, including any use of the Owned Intellectual Property as currently or previously used by the Company or any Company Subsidiary in the six (6) year period immediately preceding the date here, does not infringe, misappropriate, or violate any Intellectual Property or other proprietary right of any Person. There is no Proceeding pending or threatened in writing in which it is alleged that the Company or any Company Subsidiary is infringing, misappropriating, or violating the Intellectual Property of any Person.

(e) There is no pending Proceedings in which it is alleged that any Person is infringing, misappropriating or violating rights of the Company to Owned Intellectual Property or Licensed Intellectual Property exclusively licensed to Company. To the Knowledge of the Company, no Person is or was in the six (6) year period immediately preceding the date hereof infringing, violating or misappropriating the rights of the Company in or to any Owned Intellectual Property or Licensed Intellectual Property exclusively licensed to Company.

(f) Each former and current officer and employee, contractor and other Person involved in the development or creation of any Intellectual Property on behalf of the Company has executed a written agreement with the Company (i) obligating such person to maintain the confidentiality of the Company’s confidential information both during and after the term of such Person’s employment or engagement; and (ii) assigning to the Company all right, title, and interest in and to such Intellectual Property. To the Knowledge of the Company, there has not been any breach by any such Persons to any such agreement. No Governmental Authority or academic institution has any right to, ownership of, or right or royalties for, any Owned Intellectual Property.

(g) The Company has taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of, and their proprietary rights in and to, non-public Owned Intellectual Property. To the Knowledge of the Company, no present or former officer, director, employee, agent, independent contractor, or consultant of the Company has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of responsibilities to the Company.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has established and implemented, and is operating in compliance with, policies, programs and procedures that are commercially reasonable and consistent with reasonable industry practices and include administrative, technical and physical safeguards, designed to protect the confidentiality and security of Sensitive Data in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company maintains controls for all material information technology systems owned by the Company, including computer hardware, software, networks, information technology systems, electronic data processing systems, telecommunications networks, network equipment, interfaces, platforms, peripherals, and data or information contained therein or transmitted thereby, including any outsourced systems and processes (collectively, the “Computer Systems”) that are designed to protect the Computer Systems against attacks (including virus, worm and denial-of-service attacks), unauthorized activities or access of any employee, hackers or any other person, and to otherwise maintain and protect the integrity, operation and security of such Computer Systems and all information (including Sensitive Data) stored thereon or transmitted thereby against loss, unauthorized access or other misuse, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption technology. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, for the past twenty-four (24) months, the Computer Systems have not suffered any material failures, breakdowns, continued substandard performance, unauthorized intrusions or use, or other adverse events affecting any such Computer Systems, and there have not been any unauthorized access or use of any information (including Sensitive Data) stored thereon or transmitted thereby that, in each case, have caused any substantial disruption of or interruption in or to the use of such Computer Systems. The Company has remedied in all material respects any privacy or data security vulnerabilities identified in any privacy or data security audits of its businesses and classified as critical or high (or similar designation)

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(including third-party audits of the Computer Systems). The Computer Systems are, to the Knowledge of the Company, (i) sufficient in all material respects for the current operations of the Company and, all currently contemplated operations, and (ii) operate in material conformance with their documentation and without any material defect, unavailability, virus, malware or error.

(i) Except as set forth on Schedule 3.15(i), the Company has implemented and maintains, and has used commercially reasonable efforts to ensure that all providers of information technology services to the Company that involve or relate to the collection, storage, processing or transmission of sensitive information, including Personal Data (the “IT Providers”), have implemented and maintain: (i) commercially reasonable administrative, technical, and physical safeguards designed to prevent the loss, alteration, or destruction of, or unauthorized access to or disclosure of, Personal Data and (ii) a security plan that is designed to (A) identify internal and external risks to the security of the confidential information included in Personal Data maintained by, or provided to, the Company; (B) implement, monitor and provide adequate and effective administrative, electronic (including technical safeguards, such as 128 bit encryption for all data at rest) and physical safeguards to control such risk; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security with respect to sensitive information, including Personal Data.

(j) To the Knowledge of the Company, since January 1, 2018, no IT Provider has experienced any breach of security or otherwise unauthorized use or access by or disclosure to third parties by any such IT Provider or its employees, consultants or contractors with respect to any Personal Data collected, obtained, or stored by or on behalf of the Company.

(k) The Company has in place and has previously had in place commercially reasonable policies (including a privacy policy), rules, and procedures (the “Privacy Policy”) regarding the Company’s collection, use, processing, disclosure, disposal, dissemination, storage and protection of customers’ Personal Data. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has complied with the then applicable Privacy Policy. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not violate any such Privacy Policies and Company has provided SPAC true, correct and complete copies of such Privacy Policies.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Proceedings are pending or have been threatened in writing against the Company relating to the collection, use, dissemination, storage and protection of Personal Data.

(m) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the tangible embodiments of Owned Intellectual Property (including software) is currently or was in the past distributed or used by the Company with any Public Software in a manner that requires that any of the Owned Intellectual Property (in whole or in part) or tangible embodiments thereof be dedicated to the public domain, disclosed, distributed in source code form, made available at no charge, or reverse engineered.

(n) The Company is in actual possession and control of the source code of the software within the Owned Intellectual Property and all related documentation, specifications and know-how. Except as set forth on Schedule 3.15(n), no Person other than the Company and its employees and contractors (i) has a right to access or possess any source code of the software within the Owned Intellectual Property, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement and the consummation of the Transactions.

(o) Schedule 3.15(o): (i) identifies each standards-setting organization (including ETSI, 3GPP, 3GPP2, TIA, IEEE, IETF, and ITU-R), university or industry body, consortium, other multi-party special interest group and any other collaborative or other group in which the Company is currently participating, or has participated in the past or applied for future participation in, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority, in all cases, to the extent related to any Intellectual Property (each a “Standards Body”); and (ii) sets forth a listing and description of the membership agreements and other Contracts, bylaws, policies, rules and similar materials relating to such Standards Bodies, to which Company is bound (collectively, “Standards Agreements”). True, complete and correct copies of all Standards Agreements have been delivered to SPAC. The Company is not bound by, and have not agreed in writing to be bound by, any Contract (including any written licensing commitment), bylaw, policy,

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or rule of any Standards Body that requires or purports to require Company to contribute, disclose or license any Intellectual Property to such Standards Body or its other members, other than the Standards Agreements. The Company has not made any written patent disclosures to any Standards Body. The Company is in material compliance with all Standards Agreements that relate to Intellectual Property. The Company is not engaged in any material dispute with any Standards Body with respect to any Intellectual Property or with any third Persons with respect to Company’s conduct with respect to any Standards Body.

Section 3.16. Insurance. As of the date hereof, the Company maintains no policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability or other casualty and property insurance. The Company has not suffered any material loss for which it has been required to self-insure as a result of not maintaining any such policies.

Section 3.17. Litigation. Except as set forth on Schedule 3.17, as of the date hereof, there is no Proceeding pending or, to the Knowledge of the Company, threatened by or against Pubco, the Company, Company Merger Sub or any of their predecessors or Subsidiaries or against any officer, director, or shareholder of Pubco, the Company or Company Merger Sub in their capacity as such or relating to their employment services or relationship with the Company, or any of their Affiliates, and neither Pubco, the Company nor Company Merger Sub is bound by any Order. As of the date hereof, neither Pubco, the Company nor Company Merger Sub has any Proceeding pending against any Governmental Authority or other Person. To the Knowledge of the Company, there is no basis for any Material Partner (as defined herein) to assert a claim against the Company based upon the Company entering into of this Agreement or the other Transaction Documents to which it is a party or the consummation of the Transactions.

Section 3.18. Bank Accounts; Powers of Attorney. Schedule 3.18 sets forth, as of the date hereof, a true, complete and correct list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which Pubco or the Company has an account or safe deposit box, including the names and identification of all Persons authorized to draw thereon or have access thereto.

Section 3.19. Material Partners. Schedule 3.19 sets forth the ten (10) largest customers of the Company by revenue and the ten (10) largest vendors (including, without limitation, suppliers and manufacturers) of the Company with respect to its core business by expense, in each case for the 12-month period ended December 31, 2021 (each a “Material Partner”). No such Material Partner has terminated or adversely changed its relationship with the Company nor has the Company received written notification that any such Material Partner intends to terminate or materially and adversely change such relationship or that such Material Partner is not solvent. There are no currently pending or, to the Knowledge of the Company, threatened disputes between the Company and any of its Material Partners that (a) could reasonably be expected to materially and adversely affect the relationship between the Company and any Material Partner or (b) could reasonably be expected to materially and adversely affect the Company.

Section 3.20. Labor Matters.

(a) Schedule 3.20(a) sets forth an accurate and complete list of the key employees of the Company as of the date hereof and the following information for each such employee as of the date hereof: (i) name, (ii) geographic location (including city, state and country), (iii) employing legal entity, (iv) active or leave status (and, if on leave, the nature of the leave and the expected return date) and (v) compensation.

(b) (i) The Company is not a party to or bound by any collective bargaining Agreement or other similar labor agreement with respect to any employee of the Company, (ii) no employee of the Company are covered by any collective bargaining Agreement or other similar labor agreement or represented by any labor or trade union, works council or other employee representative body, in each case, with respect to their employment with the Company, (iii) to the Knowledge of the Company, there has not been any labor organizing activity or demand for recognition or certification by or with respect to any employee of the Company and (iv) except as set forth on Schedule 3.20(b), there are no pending or, to the Knowledge of the Company, threatened, (A) labor disputes involving the Company, or (B) unfair labor practice charges, strikes, slowdowns or work stoppages by or with respect to any employee of the Company.

(c) Except as set forth on Schedule 3.20(c), the Company is, and has been, in compliance in all material respects with all applicable local, state, and federal Laws relating to labor, employment and compensation. The Company has not received written or oral notice of any pending or, to the Knowledge of the

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Company, threatened Proceeding with respect to or relating to alleged noncompliance by the Company with any applicable local, state or federal Laws relating to employment or compensation. With respect to Company Service Providers, except as set forth on Schedule 3.20(c), the Company: (x) has withheld and reported in all material respects all amounts required by Law or by Contract to be withheld and reported with respect to wages, fees, salaries and other payments to such persons, (y) is not liable for any material arrears of wages, fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (z) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for such persons (other than routine payments to be made in the normal course of business and consistent with past practice). The Company does not have direct or indirect Liability with respect to any misclassification of any person as an independent contractor or consultant rather than as an employee, with respect to any employee leased from another employer or with respect to any current or former employees classified as exempt from overtime wages.

(d) The Company is not a party to a settlement agreement that involves allegations relating to sexual harassment, sexual misconduct or discrimination by a Company Service Provider. To the Knowledge of the Company, no allegations of sexual harassment, sexual misconduct or discrimination have been made against any Company Service Provider in their capacity as such and no such harassment, misconduct or discrimination has occurred (whether or not allegations have been made).

(e) To the Knowledge of the Company, no Company Service Provider is in violation of any material term of any employment agreement, nondisclosure agreement, consulting agreement, independent contractor agreement, non-competition agreement, non-solicitation agreement or other agreement containing similar restrictive covenant obligations, in each case: (i) with or to the Company or (ii) with a former employer or hiring entity of any such person relating (A) to the right of any such person to be employed or engaged by the Company or (B) to the knowledge or use of trade secrets or proprietary information.

Section 3.21. Employee Benefits.

(a) Schedule 3.21(a) sets forth an accurate and complete list of all material “Benefit Arrangements.” For purposes of this Agreement, “Benefit Arrangements” means any plan, program, policy, practice, Contract or other arrangement providing for non-discretionary bonus, commission or incentive compensation, profit sharing, pension, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, restricted stock, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, executive compensation, payroll practices, retention, or change in control benefit, whether written or unwritten, insured or self-insured, maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company on behalf of any employee, officer, director, consultant or other service provider of the Company or under which the Company has any Liability.

(b) With respect to each Benefit Arrangement, the Company has made available to SPAC a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Benefit Arrangement and all amendments thereto; (ii) the most recent annual report and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; and (iv) the most recent annual financial and actuarial reports.

(c) With respect to each Benefit Arrangement, (i) each Benefit Arrangement has been established, maintained and administered in all material respects in accordance with its express terms and with the requirements of applicable Law; (ii) there are no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to the Benefit Arrangement or, to the Knowledge of the Company, against any fiduciary of the Benefit Arrangement with respect to the operation of such arrangements (other than routine benefits claims); (iii) no such Benefit Arrangement is under audit or investigation by any Governmental Authority or regulatory authority; and (iv) all payments required to be made by the Company under any Benefit Arrangement, any contract, or by Law (including all contributions (including all employer contributions and

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employee salary reduction contributions), insurance premiums or intercompany charges) since January 1, 2018 have been timely made or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each of the Benefit Arrangement, applicable Law and GAAP, in each case, in all material respects.

(d) Neither the execution, delivery and performance of this Agreement or the other Transaction Documents to which the Company is a party nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company; (ii) limit or restrict the right of the Company to merge, amend or terminate any Benefit Arrangement; or (iii) result in the acceleration of the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any such compensation or benefits under, or increase the amount of compensation or benefits due under, any Benefit Arrangement.

Section 3.22. Environmental and Safety. Since January 1, 2018, to the Knowledge of the Company, the Company has complied and is in compliance with all, and have not received any written notice alleging or otherwise relating to any violation of any, Environmental and Safety Requirements, and there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company alleging any failure to so comply. Since January 1, 2018, to the Knowledge of the Company, the Company has not received any written notice or report with respect to it or its facilities regarding any (a) actual or alleged violation of Environmental and Safety Requirements, or (b) actual or potential Liability arising under Environmental and Safety Requirements, including any investigatory, remedial or corrective obligation. To the knowledge of the Company, no hazardous materials have been discharged, disbursed, released, stored, treated, generated, disposed of or allowed to escape in each case by any Company Subsidiary on, in, under, or from the real property covered by the Leases except in compliance with all Environmental and Safety Requirements, and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.23. Related Party Transactions.

(a) Schedule 3.23 sets forth a true, complete and correct list of the following as of the date of this Agreement (each such arrangement of the type required to be set forth thereon, whether or not actually set forth thereon, an “Affiliate Transaction”): (i) each Contract between the Company, on the one hand, and any current or former Affiliate of the Company on the other hand; and (ii) all Indebtedness (for monies actually borrowed or lent) owed by any current or former Affiliate to the Company, except in each case, for (i) employment agreements, fringe benefits and other compensation paid to directors, officers and employees, (ii) Benefits Arrangements or reimbursements of expenses incurred in connection with their employment or service, (iii) amounts paid pursuant to Benefits Arrangements; (iv) Contracts with any employee of the Company providing for indemnification of such employee, (v) Contracts that will be terminated prior to the Closing without any Liability to the Company or Company Subsidiaries continuing following the Closing; (vi) Contracts between the Company, on the one hand, and any Company Subsidiary, on the other; and (vii) powers of attorney and similar grants of authority made in the Ordinary Course.

(b) None of the shareholders of the Company nor any of their Affiliates own or have any rights in or to any of the material Assets, properties or rights used by the Company.

Section 3.24. Material Contracts. Schedule 3.24 sets forth a true, complete and correct list, as of the date hereof, of each of the following Contracts (other than Benefit Arrangements) to which the Company is a party (each such Contract of the type required to be set forth thereon, whether or not actually set forth thereof, a “Material Contract”):

(a) obligations of, or payments to, the Company of $1,000,000 or more;

(b) collective bargaining agreement or other Contract with any labor organization, union or association or Contract with a professional employer organization, or other Contract providing for co-employment of employees of the Company, or Contract with a professional employer organization or co-employer organization or other Contract provision for co-employment of employees of the Company;

(c) Contract that provides for a payment or benefit, accelerated vesting, upon the execution of this Agreement, the other Transaction Documents to which the Company is a party or the Closing in connection with any of the Transactions;

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(d) Contract relating to Indebtedness, including the mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any Asset or group of Assets of the Company and issuance of any Indebtedness by the Company in excess of $1,000,000;

(e) any real property lease or Contract under which the Company is the lessee of or the holder or operator of any material personal property owned by any other Person;

(f) Contract under which the Company is the lessor of or permits any third Person to hold or operate any material personal property owned or controlled by the Company;

(g) IP Contracts;

(h) Affiliate Contracts;

(i) Contracts involving any Governmental Authority other than Contracts for the sale of the Company’s products in the Ordinary Course;

(j) Contracts related to joint ventures, partnerships, relationships for joint marketing (other than co-marketed items) or joint development with another Person;

(k) the grant of rights to manufacture, produce, assemble, license, market or sell any Company products with an aggregate or one-time consideration exceeding $1,000,000;

(l) Contracts with Material Partners where the payments to or obligations of the Company exceed $500,000 individually; and

(m) Contracts that in the Company’s determination will be required to be filed with the Proxy/Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant.

Each Material Contract (x) is valid, binding and enforceable against the Company, as the case may be, and, to the Knowledge of the Company, against each other party thereto, in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and general principles of equity, and (y) is in full force and effect on the day hereof and the Company, as the case may be, has performed all obligations, including the timely making of all payments, required to be performed by it under, and is not in default or breach of in respect of, any Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under, including, but not limited to, the timely making of any payments, and is not in default or breach of in respect of, any Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. There has been made available to SPAC a true, complete and correct copy of each of the Material Contracts listed on Schedule 3.24.

Section 3.25. SEC Matters. The information relating to the Company supplied by the Company for inclusion in the Form F-4/Proxy Statement (as defined below), will not as of the Form F-4 Effective Date and date on which the Proxy Statement (or any amendment or supplement thereto) is first distributed to SPAC Stockholders or at the time of SPAC Stockholder Meeting contain any statement which, at such time and in light of the circumstances under which it was made, are false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

Section 3.26. Brokers and Other Advisors. Except for China Bridge Capital Limited, the PIPE Financing placement agent and each’s Affiliates, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Pubco or the Company.

Section 3.27. Foreign Private Issuer. Pubco is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy/Registration Statement with the SEC through the Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

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Section 3.28. Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE III, none of the Company or any other Person makes any express or implied representation or warranty, either written or oral, with respect the Company, and the Company expressly disclaim any other representations or warranties, including without limitation regarding any pro forma financial information, financial projections or similar other forward-looking statements, whether provided by the Company, or any other Person (including their respective Affiliates, officers, directors, managers, employees, agents, representatives or advisors).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as disclosed in the SPAC SEC Documents, filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein), SPAC represents and warrants to Pubco and the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date:

Section 4.1. Organization, Qualification and Standing. SPAC is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and each is qualified to do business and in good standing in every jurisdiction in which its operations require it to be so qualified. The Organizational Documents of SPAC is in full force and effect. SPAC is not in violation of its Organizational Documents.

Section 4.2. Authority; Enforceability. SPAC has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which it is a party, and the consummation by SPAC of the Transactions, has been duly authorized and approved by the SPAC Board and no other corporate action on the part of SPAC is necessary to authorize the execution, delivery and performance by SPAC of this Agreement, the other Transaction Documents to which it is a party, and the consummation by it of the Transactions. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by SPAC and, assuming due authorization, execution and delivery hereof by Pubco, the Company, and Company Merger Sub, constitutes a legal, valid and binding obligation of SPAC, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, or similar Law affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 4.3. Non-contravention. Neither the execution and delivery of this Agreement or the other Transaction Documents to which SPAC is a party, nor the consummation by SPAC of the Transactions, nor compliance by SPAC with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the Organizational Documents of SPAC or (b) assuming that the authorizations, consents and approvals referred to in Section 4.6 are obtained and the filings referred to in Section 4.6 are made, (i) violate any Law applicable to SPAC or any of its properties or assets, and (ii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of SPAC under, any of the terms, conditions or provisions of any contract or other agreement to which SPAC is a party, or by which it or any of its properties or assets may be bound or affected except, in the case of clause (ii), for such violations, conflicts, Losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of SPAC to consummate the Transactions.

Section 4.4. Brokers and Other Advisors. Except as described in the SPAC SEC Documents and the advisory fee payable to Beijing Haohan Tianyu Investment Consulting Co., Ltd. (the “Business Combination Fees”), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the SPAC or its Affiliates who might be entitled to any fee or commission from the SPAC or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.

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Section 4.5. Capitalization.

(a) The authorized share capital of SPAC consists of 30,000,000 shares of SPAC Common Stock, of which 7,557,500 shares of SPAC Common Stock are issued and outstanding as of the date hereof. 596,000 shares of SPAC Common Stock are reserved for issuance upon the exercise of the SPAC Rights. All outstanding shares of SPAC Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Delaware Law, SPAC’s Organizational Documents or any contract to which SPAC is a party or by which SPAC is bound. Except as set forth in SPAC’s Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Common Stock or any capital equity of SPAC. Other than as set forth in the SPAC SEC Documents, and any promissory notes that may be issued by the Sponsor to the SPAC for working capital purposes that are set forth on Schedule 4.5, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the SPAC or obligating SPAC to issue or sell any shares of capital stock of, or any other interest in, SPAC. SPAC does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. Except as set forth in the SPAC SEC Documents, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of SPAC Common Stock. There are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) SPAC does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities or interests in any other Person.

Section 4.6. Consents; Required Approvals. Assuming the truth and accuracy of Pubco’s and the Company’s representations and warranties contained in Section 3.3, no notices to, filings with, or authorizations, consents or approvals of any Governmental Authority are necessary for the execution, delivery or performance of this Agreement, the other Transaction Documents to which either is a party or the consummation by SPAC of the Transactions.

Section 4.7. Trust Account. As of March 31, 2022, SPAC has $57,505,540.84 in the trust account established by SPAC for the benefit of its SPAC Public Stockholders at J.P. Morgan Chase Bank, N.A. (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by Continental pursuant to the Investment Management Trust Agreement, dated as of June 29, 2021, between SPAC and Continental (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. SPAC has complied in all respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, by Continental. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect and/or that would entitle any Person (other than the payment of the Business Combination Fees and certain advisory fees and the SPAC Public Stockholders who elect to redeem their shares of SPAC Common Stock pursuant to SPAC’s Certificate of Incorporation), to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (x) to pay income and other tax obligations from any interest income earned in the Trust Account or (y) to redeem SPAC Common Stock in accordance with the provisions of the SPAC’s Organizational Documents.

Section 4.8. Employees.

(a) Other than any officers as described in the SPAC SEC Documents and consultants and advisors in the Ordinary Course, SPAC has never employed any employees or retained any contractors.

(b) Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC does not have any unsatisfied material Liability with respect to any officer or director.

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(c) SPAC has never, and do not currently, maintain, sponsor, or contribute to or have any Liability pursuant to any plan, program or arrangement that would fall under the definition of “Benefit Arrangement” determined as if such definition referenced SPAC instead of the Company (“SPAC Benefit Arrangement”).

Section 4.9. Tax Matters.

(a) SPAC has filed (taking into account all applicable extensions) when due all income or other material Tax Returns required by applicable Law to be filed by SPAC, all income or other material Taxes (whether or not shown on any Tax Returns) due and owing by SPAC have been paid, and all such Tax Returns were true, complete and correct in all material respects as of the time of such filing as of the time of such filing.

(b) There is no material Proceeding, audit or claim now pending against, or with respect to, SPAC in respect of any Tax, nor is any material Proceeding for additional Tax being asserted in writing by any Governmental Authority that has not been resolved or settled in full.

(c) No written claim has been made by any Governmental Authority in a jurisdiction where SPAC has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(d) SPAC is not a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the Ordinary Course and not relating primarily to Taxes).

(e) SPAC has withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(f) SPAC has complied in all material respects with all requirements and procedures of any applicable transfer pricing Laws.

(g) There is no outstanding request for any extension of time within which to pay any material Taxes or file any material Tax Returns (other than extensions requested in the Ordinary Course), there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of SPAC that will remain outstanding as of the Closing Date, and no ruling with respect to Taxes (other than a request for determination of the status of a qualified pension plan) has been requested by or on behalf of the Company.

(h) SPAC has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) There are no Liens for Taxes upon any Assets of SPAC other than Permitted Liens.

(j) SPAC has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any other similar agreement with any Governmental Authority in respect of which SPAC could have any material Tax Liability after the Closing. SPAC does not have any request for a ruling in respect of Taxes pending between SPAC and any Governmental Authority.

(k) SPAC (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other comparable group for state, local or foreign Tax purposes and (ii) has no Liability for the Taxes of any Person (other than SPAC) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract (other than Contracts entered into in the Ordinary Course and not relating primarily to Taxes), or otherwise by Law.

(l) SPAC has not participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(m) SPAC is not and will not be subject to Tax in any country other than the country of incorporation of SPAC by virtue of having a permanent establishment in that country.

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(n) SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) use of an improper or change in method of accounting for a Tax period ending prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed prior to the Closing; or (iii) installment sale or open transaction disposition made prior to the Closing.

(o) SPAC is not required to include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect to Section 965(h) of the Code.

(p) SPAC is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(q) SPAC is not aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 4.10. Listing. SPAC Units, SPAC Common Stock and SPAC Rights are listed on Nasdaq, with trading tickers MCFAU, MCAF and MCAFR. There is no Proceeding pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of SPAC Units, SPAC Common Stock and SPAC Rights on Nasdaq.

Section 4.11. Reporting Company. SPAC is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the shares of SPAC Common Stock, SPAC Units and SPAC Rights are registered pursuant to Section 12(b) of the Exchange Act. There is no Proceeding pending or, to SPAC’s Knowledge, threatened in writing against SPAC by the SEC with respect to the deregistration of SPAC Common Stock under the Exchange Act. SPAC has taken no action in an attempt to terminate the registration of SPAC Common Stock, SPAC Units or SPAC Rights under the Exchange Act.

Section 4.12. Undisclosed Liabilities. SPAC has no Liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the SPAC Financial Statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of SPAC, except: (a) Liabilities provided for in or otherwise disclosed in the balance sheet included in the most recent SPAC Financial Statements or in the notes to the most recent SPAC Financial Statements, and (b) such Liabilities arising in the Ordinary Course of SPAC’s business since the date of the most recent SPAC Financial Statement, none of which, individually or in the aggregate, would have a SPAC Material Adverse Effect taken as a whole.

Section 4.13. SPAC SEC Documents and SPAC Financial Statements.

(a) SPAC has timely filed (taking into account all timely filed extensions of filing deadlines) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by SPAC with the SEC since SPAC’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto (the “SPAC SEC Documents”), and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional SPAC SEC Documents”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modification that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Documents were, and the Additional SPAC SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Documents did not, and the Additional SPAC SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any SPAC SEC Document has been or is revised or superseded by a later filed SPAC SEC Document or Additional SPAC SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.13, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Each director and executive officer of SPAC has filed with the SEC on a timely basis all documents required with respect to SPAC by Section 16(a) of the Exchange Act.

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(b) Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the SPAC SEC Documents and Additional SPAC SEC Documents is in conformity with GAAP (applied on a consistent basis), Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated and each is complete and fairly presents, in all material respects, the financial position, results of operations and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein.

(c) SPAC has timely filed (taking into account all timely filed extensions of filing deadlines) all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any SPAC SEC Document (the “SPAC Certifications”). Each of the SPAC Certifications is true and correct.

(d) SPAC maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of SPAC’s SEC filings and other public disclosure documents. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(e) SPAC maintains a standard system of accounting established and administered in accordance with GAAP. SPAC has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. SPAC has delivered to the Company, to the extent applicable, a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of SPAC to SPAC’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of SPAC to record, process, summarize and report financial data.

(f) SPAC has no off-balance sheet arrangements. No financial statements other than those of SPAC are required by GAAP to be included in the consolidated financial statements of SPAC.

(g) Neither SPAC nor, to the Knowledge of SPAC, any manager, director, officer, employee, auditor, accountant or representative of SPAC has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or their respective internal accounting controls, including any complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices or fraud. No attorney representing SPAC, whether or not employed by SPAC, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by SPAC or any of its officers, directors, employees or agents to the SPAC Board (or any committee thereof) or to any director or officer of SPAC. Since SPAC’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the SPAC Board or any committee thereof.

(h) SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(i) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

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(j) Except as and to the extent set forth in SPAC SEC Documents, SPAC has no Liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the Ordinary Course of SPAC’s business.

(k) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Documents. To the Knowledge of SPAC, none of the SPAC SEC Documents filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.14. Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities directed toward completing a business combination (as defined in SPAC’s Organizational Documents). Except as set forth in SPAC’s Organizational Documents, there is no agreement, commitment, or Order binding upon SPAC or to which SPAC is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC, any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing. SPAC does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

Section 4.15. SPAC Contracts. Except as disclosed in the SPAC SEC Documents, as of the date hereof, SPAC is not party to any Contract (other than nondisclosure agreements (containing customary terms) to which SPAC is a party that were entered into in the Ordinary Course).

Section 4.16. Litigation. (a) There is no Proceeding pending, or to the Knowledge of SPAC, threatened against SPAC or any of its properties or rights, and (b) SPAC is not subject to any outstanding Order. As of the date hereof, there are no Proceedings (at Law or in equity) or investigations pending or, to the Knowledge of SPAC, threatened, seeking to or that would reasonably be expected to prevent, hinder, modify, delay or challenge the Transactions.

Section 4.17. Information Supplied. None of the information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to SPAC’s stockholders with respect to the solicitation of proxies to approve the Transactions will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by SPAC or that is included in the SPAC SEC Documents).

Section 4.18. Investment Company. SPAC is not as of the date of this Agreement, nor upon the Closing will be, an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

Section 4.19. Lockup. All existing lock up agreements between SPAC and any of its stockholders or holders of any other securities of SPAC entered into in connection with the IPO provide for a lock up period that is in full force and effect.

Section 4.20. Insider Letter Agreement. The letter agreement, dated June 29, 2021, between SPAC, Network 1 Financial Securities, Inc. and the Insiders, pursuant to which the Insiders agreed that if SPAC solicits approval of its stockholders of an initial business combination the Insiders will vote all shares of SPAC Common Stock beneficially owned by each such Insider whether acquired before, in or after the IPO, in favor of such business combination, is in full force and effect (the “Insider Letter Agreement”).

Section 4.21. Board Approval. SPAC Board (including any required committee or subgroup of such boards) has, as of the date of this Agreement, unanimously (a) declared the advisability of the Merger and other transactions contemplated by this Agreement, (b) determined that the Merger and other transactions contemplated hereby are in the best interests of the stockholders of SPAC, (c) determined that the transactions contemplated hereby constitutes a “business combination” as such term is defined in SPAC’s Organizational Documents and (d) resolved to recommend that the stockholders of SPAC approve each of the matters requiring the SPAC Required Vote and directed that this Agreement and the Merger, be submitted for consideration by the stockholders of SPAC.

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Section 4.22. Vote Required. The affirmative vote of the holders of a majority of the shares of SPAC Common Stock entitled to vote thereon and present in person, virtually or by proxy at a meeting in which a quorum is present with respect to the matters set forth in Section 7.4(f) (other than Section 7.4(f)(iii)) and the affirmative vote of the holders of a majority of the shares of SPAC Common Stock entitled to vote thereon with respect to the matters set forth in Section 7.4(f)(iii) (collectively, the “SPAC Required Vote”) are the only votes of the holders of any class or series of SPAC’s capital stock necessary to obtain approval of the Merger and this Agreement.

Section 4.23. Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE IV, none of SPAC, SPAC’s Affiliates or any other Person makes any express or implied representation or warranty with respect to SPAC, and SPAC expressly disclaims any other representations or warranties, whether made by SPAC or any other Person (including its Affiliates, officers, directors, employees, agents, representatives or advisors).

ARTICLE V

COVENANTS AND AGREEMENTS OF PUBCO AND THE COMPANY

Section 5.1. Pubco Nasdaq Listing. From the date of this Agreement through the Closing, Pubco shall apply for, and shall use reasonable best efforts to cause, the Pubco Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the Depository Trust Company, subject to official notice of issuance, prior to the Closing Date.

Section 5.2. Conduct of Business of the Company. Except (i) if the SPAC will have consented (which consent will not be unreasonably withheld, conditioned or delayed) after notice has been provided by the Company, (ii) as otherwise contemplated by this Agreement and the other Transaction Documents, (iii) any action taken necessary to effect the Reorganization, or (iv) as otherwise disclosed on Schedule 5.2 or as required by applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time or valid termination of this Agreement pursuant to ARTICLE IX, the Company (a) shall use commercially reasonable efforts to (i) conduct its business in the Ordinary Course, and (ii) preserve its goodwill, keep available the services of its officers and employees, and maintain satisfactory relationships with customers and vendors and (b) shall not:

(i) amend its Organizational Documents;

(ii) adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization, or otherwise merge or consolidate with or into any other Person;

(iii) at the Company or Pubco, issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock, other than the New Equity Investments and the PIPE Financing;

(iv) (A) issue, sell, pledge, amend, grant, create a Lien upon, or authorize the issuance, sale, pledge, amendment, grant or creation of a Lien upon, any equity interests of the Company, or convertible securities, or other commitments or instruments pursuant to which the Company may become obligated to issue or sell any of its shares of capital stock or other securities, or the holders may have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, other than the issuance of shares of Company Common Stock upon the exercise, exchange or conversion of convertible securities or other commitments or instruments; (B) split, combine, subdivide or reclassify any of its shares of capital stock, (C) declare, set aside or pay any dividend or other distribution with respect to shares of its capital stock, or (D) redeem, purchase or otherwise acquire any of its shares of capital stock;

(v) (A) make, cancel or compromise any loans, advances, guarantees or capital contributions to any Person or (B) incur, assume, accelerate or guarantee any Indebtedness, other than Indebtedness that does not exceed $1,000,000 in the aggregate;

(vi) make or commit to make any capital expenditures except (A) as contemplated by the Company’s current budget, (B) in the Ordinary Course, or (C) such expenditures as do not exceed $1,000,000 in the aggregate;

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(vii) transfer, mortgage, assign, sell, lease, create a Lien upon (other than Permitted Liens) or otherwise dispose of or pledge, any Asset of the Company other than (A) in the Ordinary Course, (B) any such tangible Assets at the end of their useful lives, (C) out of redundancy, (D) pursuant to Contracts in effect as of the date hereof, or (E) Assets of the Company that do not exceed $1,000,000 in the aggregate;

(viii) commence any Proceeding or release, assign, compromise, settle, waive or abandon any pending or threatened Proceeding, other than any such Proceeding that would not reasonably be expected to result in damages or otherwise have a value, individually in excess of $1,000,000;

(ix) except as required under the terms of any Benefit Arrangement disclosed in Schedule 3.21(a), applicable Law or in the Ordinary Course (1) grant or announce any material increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by the Company to any current or former C-level employee, or (2) adopt, establish or enter into any plan, policy or arrangement that would constitute a Benefit Arrangement if it were in existence on the date hereof, other than in the case of the renewal of group health or welfare plans;

(x) enter into, amend, terminate or extend any collective bargaining agreement or any other agreement with, a labor or trade union, employee association or works council;

(xi) change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

(xii) except in the Ordinary Course, terminate or amend any material term of any Material Contract;

(xiii) except in the Ordinary Course, modify, amend or enter into any Contract, which (A) extends for a term of one year or more or (B) obligates the payment of more than $3,000,000 individually;

(xiv) assign, transfer, abandon, modify, waive, terminate, fail to renew, let lapse or otherwise fail to maintain or otherwise change any material Permit, except in the Ordinary Course;

(xv) make, revoke or change any Tax election that would reasonably be expected to have a material, disproportionate effect on SPAC or its shareholders;

(xvi) grant, modify, abandon, dispose of or terminate any rights relating to any Intellectual Property of the Company, other than in the Ordinary Course, or otherwise permit any of its rights relating to any Intellectual Property to lapse (other than in the Ordinary Course or registrations for trademarks that are no longer in use by, are not planned to be used in the future by, and are no longer being maintained by the Company);

(xvii) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment; or

(xviii) agree or commit to do, or resolve, authorize or approve any action to do, any of the foregoing, or take any action or omission that would result in any of the foregoing.

The Company shall be permitted to request consent from SPAC in writing (including by electronic mail) by delivering written notice (including by electronic mail) to any of the individuals specified on Schedule 5.2. For purposes of this Section 5.2, SPAC shall respond (including by return email) to such request as promptly as practicable, and if SPAC does not respond (including by return email) to any request within three Business Days after the Company delivers such written request for consent to SPAC (including at the email addresses set forth on Schedule 5.2 (or such other email addresses as SPAC shall specify in a notice delivered in accordance with Section 10.10)), SPAC shall be deemed to have provided its prior written consent to the taking of such action.

Section 5.3. Access to Information. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of the Company Subsidiaries’ possession from time to time, and except for any information which (i) relates to the negotiation of this Agreement or the Transactions, (ii) is prohibited from being disclosed by applicable Law or (iii) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other similar privilege from disclosure (provided that the Company will use reasonable best efforts to

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provide any information described in the foregoing clauses (ii) or (iii) in a manner that would not be so prohibited or would not jeopardize privilege), from and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice and so long as permissible under applicable Law and subject to appropriate COVID-19 Measures, the Company shall provide to SPAC and its authorized Representatives reasonable access (which access will be under the supervision of the Company’s personnel) to the personnel, books, records, properties, financial statements, internal and external audit reports, regulatory reports, Contracts, Permits, commitments and any other reasonably requested documents and other information of the Company during normal business hours (in a manner so as to not interfere with the normal business operations of the Company) and use commercially reasonable efforts to cause the employees, legal counsel, accountants and representatives of the Company to reasonably cooperate with SPAC in its investigation of the Company; provided that no investigation pursuant to this Section 5.3 shall affect any representation or warranty given by the Company. All of such information shall be treated as confidential information pursuant to the Section 7.10 of this Agreement. Notwithstanding anything herein to the contrary, SPAC shall not, without the prior written consent of the Company, make inquiries of Persons having business relationships with the Company (including suppliers, customers and vendors) regarding the Company or such business relationships.

Section 5.4. Additional Financial Information. The Company has provided SPAC with the Company’s audited financial statements for the twelve-month period ended December 31, 2021 and 2020 respectively consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date (the “Year End Financial Statements”) by June 30, 2022. Subsequent to the delivery of the Year End Financials, the Company shall deliver to SPAC any of the Company’s unaudited financial statements consisting of the unaudited consolidated balance sheets, the unaudited consolidated income statements, and the unaudited consolidated cash flow statements as of and for the year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year, as applicable, that is required to be included in the Proxy Statement, including once the audited financial statements for the fiscal year ended December 31, 2021 become stale for purposes of Regulation S-X of the Securities Act, and in any other filings to be made by SPAC with the SEC in connection with the Transactions (the “Additional Financial Statements”). All of the financial statements to be delivered pursuant to this Section 5.4, shall be prepared under GAAP in accordance with requirements of the PCAOB and the SEC for public companies. The Year End Financials and the Additional Financial Statements shall be accompanied by a certificate of the Chief Executive Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments (other than with respect to the Year End Financials). The Company will promptly provide additional Company financial information reasonably requested by SPAC for inclusion in the Proxy Statement and any other filings to be made by SPAC with the SEC.

Section 5.5. Company Lock-Up. Prior to the Closing, the Company shall cause certain existing Pubco Shareholders (the “Company Lock-Up Shareholders”) to enter into an agreement with SPAC to be effective as of the Closing, pursuant to which at least ninety-nine percent (99%) of the Company Merger Consideration shall be subject to a lock-up in accordance with the terms and conditions more fully set forth in the Company Lock-up Agreement in substantially the form attached hereto as Exhibit D.

Section 5.6. Notice of Changes. The Company shall give prompt written notice to SPAC of (a) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.2(a) would not be satisfied, (b) any breach of any covenant or agreement of the Company contained in this Agreement such that the condition set forth in Section 8.2(b) would not be satisfied, and (c) any event, circumstance or development that would reasonably be expected to have a Material Adverse Effect; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the Parties under this Agreement and (ii) no such notification shall be deemed to amend or supplement the Disclosure Schedules or to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

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Section 5.7. D&O Insurance; Indemnification of Officers and Directors.

(a) From and after the Closing Date through the sixth anniversary of the Closing Date, Pubco shall cause (i) the Organizational Documents of the Surviving Corporation to contain provisions no less favorable to the current or former directors, managers, officers or employees of SPAC (collectively, “D&O Indemnitees”) with respect to limitation of certain liabilities, advancement of expenses and indemnification than are set forth as of the date of this Agreement in the Organizational Documents of SPAC, which provisions in each case, except in accordance with Law, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees with respect to any acts or omissions occurring at or prior to the Closing.

(b) Prior to the Closing Date, Pubco may obtain a directors’ and officers’ liability tail insurance policy on terms and conditions reasonably satisfactory to SPAC or all of the officers and directors of SPAC as of immediately prior to the Merger, with respect to claims arising from facts and events that occurred prior to the Closing Date (the “D&O Tail Policy”).

(c) The provisions of this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

Section 5.8. No Trading in SPAC Stock. Each of Pubco, the Company and Company Merger Sub acknowledges and agrees that it is aware of the restrictions imposed by Federal Securities Laws and the rules and regulations of the SEC, Nasdaq and NYSE (as applicable) promulgated thereunder or otherwise and other applicable Laws on a Person possessing material nonpublic information about a publicly traded company. Each of Pubco, the Company and Company Merger Sub hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (except with the prior written consent of SPAC), take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 5.9. Pubco Equity Incentive Plan. Immediately after the Closing, Pubco shall adopt a new equity incentive plan (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Pubco Equity Incentive Plan”) upon such terms as SPAC and the Company shall mutually agree. The Pubco Equity Incentive Plan shall have such number of shares available for issuance in total equal to five percent (5%) of the Pubco Ordinary Shares to be issued and outstanding immediately after the Closing on an as-converted basis.

ARTICLE VI

COVENANTS OF SPAC

Section 6.1. Operations of SPAC Prior to the Closing. Between the date hereof and the Closing, and except as contemplated by this Agreement or with the prior written approval of the Company (which consent shall not be unreasonably withheld, conditioned or delayed and may be given as set forth below), SPAC shall (a) use commercially reasonable efforts to (i) conduct its businesses in the Ordinary Course and (ii) keep available the services of its officers, and (b) to not take any of the following actions:

(i) make any amendment or modification to any of SPAC’s Organizational Documents, other than in connection with an amendment to extend the date by which the Merger may be consummated;

(ii) take any action in violation or contravention of any of SPAC’s Organizational Documents, applicable Law or any applicable rules and regulations of the SEC or Nasdaq;

(iii) terminate or amend any material Contract to which SPAC is a party to;

(iv) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such equity securities or other security interests;

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(v) make any redemption or purchase of its equity interests, except pursuant to the Redemption Offer;

(vi) amend, modify, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, the Trust Agreement or any other Contract related to the Trust Account;

(vii) make or allow to be made any reduction or increase in the amount of cash available in the Trust Account, other than as expressly permitted by SPAC’s Organizational Documents and the Trust Agreement;

(viii) incur any loan or Indebtedness (other than the promissory notes that may be issued by the Sponsor to SPAC for working capital purposes) or issue or sell any debt securities or warrants or rights to acquire any debt securities of SPAC or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person for Indebtedness;

(ix) merge or consolidate with or acquire any other Person or business or be acquired by any other Person or enter into any joint venture, partnership, joint marketing or joint development with another Person;

(x) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xi) adopt any SPAC Benefit Arrangements not in existence as of the date hereof (excluding any renewal or replacement of any SPAC Benefit Arrangements in existence as of the date hereof in the Ordinary Course);

(xii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to SPAC’s Organizational Documents;

(xiii) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, except for redemptions from the Trust Account that are required pursuant to SPAC’s Organizational Documents;

(xiv) change its fiscal year or any material method of accounting or material accounting practice, except for any such change required by GAAP;

(xv) make, revoke or change any material Tax election, adopt or change any Tax accounting method or period, enter into any closing agreement or settlement for a material amount of Taxes or settle any material Tax claim or assessment;

(xvi) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment; or

(xvii) enter into any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

SPAC shall be permitted to request consent from the Company in writing (including by electronic mail) by delivering written notice (including by electronic mail) to any of the individuals specified on Schedule 6.1(b). For purposes of this Section 6.1, the Company shall respond (including by return email) to such request as promptly as practicable, and if the Company does not respond (including by return email) to any request within three (3) Business Days after SPAC delivers such written request for consent to the Company (including at the email addresses set forth

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in Schedule 6.1(b) (or such other email addresses as SPAC shall specify in a notice delivered in accordance with Section 10.10)), the Company shall be deemed to have provided its prior written consent to the taking of such action.

Section 6.2. Trust Account. SPAC has established the Trust Account from the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO for the benefit of the SPAC Public Stockholders and certain parties (including the underwriters of the IPO). Prior to the Closing, SPAC shall disburse monies from the Trust Account only (x) to pay income and other tax obligations from any interest income earned in the Trust Account or (y) to redeem SPAC Common Stock in accordance with the provisions of SPAC’s Organizational Documents.

Section 6.3. Insider Letter Agreement. SPAC shall ensure that the Insider Letter Agreement shall remain in full force and effect, and that the Insiders shall vote in favor of this Agreement and the Merger and the other SPAC Proposals in accordance with the terms thereof.

Section 6.4. SPAC Public Filings. From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 6.5. Section 16 Matters. Prior to the Closing, the board of directors of each of Pubco and SPAC, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Pubco Ordinary Shares pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Pubco following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 6.6. Notice of Changes. SPAC shall give prompt written notice to the Company of (a) any representation or warranty made by SPAC contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.3(a) would not be satisfied, (b) any breach of any covenant or agreement of SPAC contained in this Agreement such that the condition set forth in Section 8.3(b) would not be satisfied, and (c) any event, circumstance or development that would reasonably be expected to have a SPAC Material Adverse Effect; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the Parties under this Agreement and (ii) no such notification shall be deemed to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

Section 6.7. Access to Information. From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, SPAC shall provide to the Company and its authorized Representatives reasonable access (which access will be under the supervision of SPAC’s personnel) to the personnel, books, records, properties, financial statements, internal and external audit reports, regulatory reports, Contracts, Permits, commitments and any other reasonably requested documents and other information of SPAC during normal business hours (in a manner so as to not interfere with the normal business operations of SPAC) and use commercially reasonable efforts to cause the employees, legal counsel, accountants and representatives of SPAC to reasonably cooperate with the Company in its investigation of SPAC; provided that no investigation pursuant to this Section 6.7 shall affect any representation or warranty given by SPAC. All of such information shall be treated as confidential information pursuant to Section 7.10 of this Agreement. Notwithstanding anything herein to the contrary, the Company shall not, without the prior written consent of SPAC, make inquiries of Persons having business relationships with SPAC regarding SPAC or such business relationships.

Section 6.8. Nasdaq Listing. From the date of this Agreement through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on Nasdaq and commercially reasonable efforts to ensure there is a sufficient number of round lot holders of the SPAC Public Shares under the Nasdaq rules after giving effect to all redemptions of SPAC Public Shares and immediately prior to the Closing. The SPAC and the Company will cooperate with one another and use their respective reasonable best efforts to cause, pursuant to applicable Law and the rules and regulations of the Nasdaq, (i) the delisting of the SPAC Securities from the Nasdaq as promptly as practicable after the Effective Time, and (ii) the deregistration of the SPAC Securities pursuant to the Exchange Act as promptly as practicable after such delisting. SPAC will cooperate with Pubco as reasonably requested by Pubco with respect to the Nasdaq listing application and promptly furnish to Pubco all information concerning SPAC and its stockholders that may be required or reasonably requested in connection with any action contemplated by this section.

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ARTICLE VII

ACTIONS PRIOR TO THE CLOSING

Section 7.1. No Shop. From the date hereof through the earlier of (a) the Closing Date, and (b) the date that this Agreement is properly terminated in accordance with Article IX, neither Pubco or the Company, on the one hand, nor the SPAC, on the other hand, shall, and such Persons shall use commercially reasonable efforts to cause each of their respective members, officers, directors, Affiliates, managers, consultants, employees, representatives and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage, participate, enter into discussions or negotiations with, or make any proposal to, any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction (including, without limitation, providing any due diligence materials), (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. In the event that there is an unsolicited proposal for, or an indication of an interest in entering into, an Alternative Transaction, communicated orally or in writing to the Company or SPAC or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one (1) Business Day after receipt) advise the other Party orally and in writing of such Alternative Proposal and the material terms and conditions of such Alternative Proposal (including any changes thereto). The Company and SPAC shall keep the other Party informed on a reasonably current basis (and in any event at least daily) of material developments with respect to any such Alternative Proposal. From and after the date hereof, the Company, on the one hand, and SPAC, on the other hand, shall, instruct their officers and directors to, and such parties shall instruct and cause its representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Alternative Transaction.

Section 7.2. Efforts to Consummate the Transactions.

(a) Subject to the terms and conditions herein provided, each of SPAC, Pubco, Company Merger Sub and the Company shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger (including the satisfaction, but not waiver, of the closing conditions set forth in Article VIII). Without limiting the foregoing, Pubco will take all action necessary to cause Company Merger Sub to perform its obligations under this Agreement. Each of SPAC, Pubco, Company Merger Sub and the Company shall use reasonable best efforts to obtain consents of any Governmental Authority necessary to consummate the Transactions, including to make all filings contemplated under the HSR Act as promptly as practicable and, in any event, shall each file the Notification and Report Form under the HSR Act, if required, no more than ten (10) Business Days after the date of this Agreement. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act.

(b) Without limiting the foregoing, the Parties agree to use reasonable best efforts to (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any Governmental Authority with respect to the this Agreement or the Transactions contemplated hereby, (2) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Authority, (3) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein, (4) furnish the other Party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Authority with respect to this Agreement and the transactions contemplated hereby; provided that such material may (a) be redacted as necessary (I) to comply with contractual arrangements, (II) to address legal privilege concerns, or (III) to remove references concerning the valuation of the parties or (b) be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; and (5) furnish the other Party’s outside legal counsel with such necessary information and reasonable assistance as the other Party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority.

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(c) In the event any Proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the Merger or seeks damages in connection therewith, SPAC, Pubco, Company Merger Sub and the Company agree to cooperate and use their reasonable best efforts to defend against such Proceeding and, if an injunction or other Order is issued in any such Proceeding, to use reasonable best efforts to have such injunction or other Order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Merger.

(d) Notwithstanding the foregoing, nothing in this Section 7.2 shall require, or be construed to require, SPAC, Pubco, Company Merger Sub or the Company or any of their respective Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of SPAC, Pubco, Company Merger Sub or the Company or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests; or (iii) any modification or waiver of the terms and conditions of this Agreement.

(e) The Company shall use its commercially reasonable efforts to obtain or provide, as applicable, at the earliest practicable date, all consents, approvals and notices listed in Schedule 7.2(e). The Company shall keep SPAC apprised of its efforts undertaken by reason of this Section 7.2(e) and the results of such efforts including by giving SPAC copies of consents obtained and notices provided.

Section 7.3. PIPE Financing.

(a) The parties agree that from the date hereof through March 15, 2023 (the “PIPE Completion Date”), Pubco, with the assistance of SPAC and its Affiliates, shall use commercially reasonable best efforts to deliver to the Company and SPAC true, correct and complete copies of each fully executed subscription agreements with investors relating to a purchase of Pubco Class A Ordinary Shares through a private placement (collectively, the “PIPE Agreements”), in each case on terms consented by SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), pursuant to which the aggregate amount of investment is no less than $100,000,000 at the Closing (the “PIPE Financing”).

(b) Unless otherwise consented in writing by SPAC (which consent will not be unreasonably withheld, conditioned or delayed), Pubco shall not permit any amendment or modification to be made to (or any waiver (in whole or in part) of), or otherwise provide consent to or under (including consent to termination) any provision or remedy under, or any replacements of, any of the PIPE Agreements in any material respect. Pubco and the Company shall use their commercially reasonable best efforts to take, or with respect to actions required to be taken by the counterparties to the PIPE Agreements, request to be taken by such counterparties, all actions and use its commercially reasonable best efforts to do, or with respect to actions required to be taken by such counterparties request to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the PIPE Agreements on the terms and conditions described therein, including maintaining in effect the PIPE Agreements.

Section 7.4. Cooperation with Proxy Statement; Other Filings.

(a) As soon as reasonably practicable following the date of this Agreement, (1) the SPAC shall prepare (with the Company’s reasonable cooperation) and cause to be furnished to the SEC a proxy statement to be sent or otherwise made available to the SPAC Stockholders relating to the SPAC Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); and (2) the Company shall prepare (with the SPAC’s reasonable cooperation) and cause to be filed with the SEC (i) the Form F-4 (the “Form F-4”) relating to the registration of the offer and sale of Pubco Class A Ordinary Shares to be issued in connection with the Transactions, in which the Proxy Statement will be included, and (ii) the Form 8-A (the “Form 8-A”) in connection with the registration under the Exchange Act of the Pubco Class A Ordinary Shares contemplated pursuant to the Merger (other than the Pubco Class A Ordinary Shares to be issued in connection with the PIPE Financing). The Company and the SPAC shall use their respective reasonable best efforts to have the Form F-4 declared under the Securities Act and the Form 8-A declared effective under the Exchange Act as soon as reasonably practicable after such filing. Each of the SPAC and the Company shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, the Form 8-A,

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and Proxy Statement, and the Form F-4, the Form 8-A and Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the SPAC and the Company shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4, the Form 8-A or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form F-4, the Form 8-A or the Proxy Statement, as applicable. Each of the SPAC and the Company shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form F-4, the Form 8-A or Proxy Statement. Notwithstanding the foregoing, prior to filing or causing to be filed the Form F-4, the Form 8-A or the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the shareholders of the SPAC or responding to any comments of the SEC with respect thereto, each of the SPAC and the Company shall (A) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other. Each of the SPAC and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4 and the Form 8-A, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the SPAC and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the SPAC and the Company shall also take any other action required to be taken under the Securities Act, the Exchange Act or any applicable non-U.S. or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Merger Consideration. The Company shall use its reasonable best efforts to keep the Form F-4 and the Form 8-A effective as long as necessary to consummate the Merger and the other Transactions.

(b) As soon as practicable following the date on which all comments to the Form F-4/Proxy Statement is declared effective by the SEC (the “Form F-4 Effective Date”), SPAC shall distribute the Proxy Statement to the SPAC Stockholders and, pursuant thereto, shall call a SPAC Stockholder Meeting in accordance with its Organizational Documents and the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the Merger and the approval of the other matters presented to SPAC Stockholders for approval or adoption at SPAC Stockholder Meeting, including, without limitation, (i) SPAC Proposals (as hereinafter defined), and (ii) provide its stockholders the opportunity to elect to effect a redemption as contemplated in Section 7.4(g) below. The prospectus included in the Form F-4 shall be distributed to the Company Stockholders in connection with the solicitation of the Requisite Company Vote.

(c) The SPAC, on the one hand, and the Company, on the other hand, covenant that none of the information supplied or to be supplied by the Company or the SPAC, as applicable, for inclusion or incorporation by reference in (i) the Form F-4 or the Form 8-A will, at the time the such filing or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement will, at the date it is first filed with the SEC in definitive form or mailed or otherwise made available to the SPAC Stockholders or at the time of the SPAC Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form F-4 and the Form 8-A will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by the Company or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the SPAC for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, it being understood that no covenant is made by the SPAC with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company or Merger Sub for inclusion or incorporation by reference therein.

(d) If prior to the Effective Time, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then the Company shall promptly notify

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the SPAC of such event, and the Company and the SPAC shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the SPAC’s shareholders.

(e) If prior to the Effective Time, any event occurs with respect to the SPAC or any of it is Subsidiaries, or any change occurs with respect to other information supplied by the SPAC for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then the SPAC shall promptly notify the Company of such event, and the SPAC and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the SPAC’s shareholders.

(f) In the Proxy Statement, SPAC shall seek, in accordance with SPAC’s Organizational Documents and applicable securities Laws, rules and regulations, including the DGCL and rules and regulations of Nasdaq, from the holders of SPAC Common Stock, approval of certain proposals, including (i) approval of this Agreement and the Merger; (ii) approval to adjourn the SPAC Stockholder Meeting, if necessary; and (iii) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger and the other transactions contemplated by this Agreement (the proposals set forth in the forgoing clauses (i) through (iii) are referred to as the “SPAC Proposals”).

(g) Each of Pubco and SPAC shall use its reasonable best efforts to cause the Form F-4/Proxy Statement to “clear” comments from the SEC and the Form F-4 to become effective as promptly as reasonably practicable. Concurrently with the dissemination of the Proxy Statement, SPAC shall commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to the SPAC Public Stockholders to redeem all or a portion of their SPAC Public Shares, up to that number of SPAC Public Shares that would permit SPAC to maintain net tangible assets of at least $5,000,001, all in accordance with and as required by SPAC’s Organizational Documents, applicable Law, and any applicable rules and regulations of the SEC (the “Redemption Offer”). In accordance with SPAC’s Organizational Documents, the proceeds held in the Trust Account will be used for the redemption of SPAC Public Shares held by SPAC Public Stockholders who have elected to redeem such SPAC Public Shares (the “SPAC Share Redemption”).

(h) SPAC shall extend the Redemption Offer for any minimum period required by any rule, regulation, interpretation or position of the SEC, Nasdaq or the respective staff thereof that is applicable to the Redemption Offer, and pursuant to SPAC’s Organizational Documents. Nothing in this Section 7.4(h) shall (i) impose any obligation on SPAC to extend the Redemption Offer beyond the Outside Date or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of SPAC to terminate this Agreement in accordance with ARTICLE IX.

(i) Notwithstanding anything else to the contrary in this Agreement or any Transaction Document, SPAC may make any public filing with respect to the Merger to the extent required by applicable Law; provided, however, SPAC (i) shall permit the Company and its counsel to review and comment on any such filing and all exhibits, amendments or supplements thereto (or other related documents); (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) shall not file any such filing or any exhibit, amendment or supplement thereto without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed.

Section 7.5. Stockholder Vote; Recommendation of SPAC’s Board of Directors. SPAC, through SPAC Board, shall recommend that SPAC Stockholders vote in favor of adopting and approving all SPAC Proposals, and SPAC shall include such recommendation in the Proxy Statement. Prior to the termination of this Agreement in accordance with ARTICLE IX, except as otherwise required by applicable Law, neither the SPAC Board nor any committee or agent or Sponsor thereof shall (i) withdraw (or modify in any manner adverse to the Company), or propose to withdraw (or modify in any manner adverse to the Company), the SPAC Board’s recommendation in favor of the Merger, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Proposal, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the SPAC to execute or enter into, any agreement related to an Alternative Proposal, (iv) enter into any agreement, letter of intent, or agreement in principle requiring the SPAC to abandon, terminate or fail to

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consummate the transactions contemplated hereby or breach its obligations hereunder, (v) fail to recommend against any Alternative Proposal, (vi) fail to re-affirm the aforementioned SPAC Board recommendation of the Merger at the written request of the Company within five (5) Business Days, or (vii) resolve or agree to do any of the foregoing.

Section 7.6. SPAC Stockholder Meeting. SPAC shall take all action necessary under applicable Law to, in consultation with the Company, establish a record date for, call, give notice of and hold a meeting of the SPAC Stockholders to consider and vote on SPAC Proposals at the SPAC Stockholder Meeting. SPAC Stockholder Meeting shall be held as promptly as practicable, in accordance with applicable Law and SPAC’s Organizational Documents, after the Form F-4 Effective Date, provided that SPAC may postpone or adjourn the SPAC Stockholder Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination the SPAC Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the SPAC Proposals. Notwithstanding anything to the contrary contained herein, if on the date of the SPAC Stockholder Meeting, or a date preceding the date on which the SPAC Stockholder Meeting is scheduled, SPAC reasonably believes that (i) it will not receive proxies sufficient to obtain the applicable SPAC Required Vote for each SPAC Proposal, whether or not a quorum would be present or (ii) it will not have sufficient SPAC Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Stockholder Meeting, SPAC may postpone or adjourn, or make one or more successive postponements or adjournments of, the SPAC Stockholder Meeting in compliance with the DGCL and SPAC’s Certificate of Incorporation, as long as the date of the SPAC Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments. The SPAC’s obligation to call, give notice of and hold the SPAC Stockholder Meeting in accordance with Section 7.6 shall not be limited or otherwise affected by any breach by the SPAC of Section 7.5.

Section 7.7. Form 8-K; Form 6-K; Press Releases.

(a) As promptly as practicable after execution of this Agreement, but no later than four (4) Business Days thereafter, SPAC will file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, a copy of which will be provided to the Company at least two (2) Business Days before its filing deadline and which the Company may review and comment upon prior to filing.

(b) Prior to the Closing, SPAC and the Company shall prepare a mutually agreeable press release announcing the consummation of the Merger (the “Closing Press Release”). Concurrently with the Closing, Pubco shall distribute the Closing Press Release and, as soon as practicable thereafter, file a Current Report on Form 6-K with the SEC.

Section 7.8. Tax Matters.

(a) Each of Pubco, SPAC, Surviving Corporation, Company Merger Sub and the Company shall use its respective reasonable efforts to cause the Transactions to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. Each of Pubco, SPAC, Surviving Corporation, Company Merger Sub and the Company shall file all Tax and other informational returns on a basis consistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Following the Closing Date, the Company shall, or shall cause SPAC to, comply with the Tax reporting obligations of Treasury Regulations Section 1.367(a)-3(c)(6), to the extent permitted under applicable Law. In the event the SEC requests or requires tax opinions, SPAC shall use reasonable best efforts to cause Loeb & Loeb LLP or another advisor to deliver such opinions, and each party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor. The covenants contained in this Section 7.8(a), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect indefinitely.

(b) Each of the parties hereto agrees to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Notwithstanding anything to the contrary herein, if, after the date hereof the Company, in its sole discretion, determines that the Transaction is not reasonably expected to qualify for the Intended Tax Treatment, the parties shall use their commercially reasonable best efforts to restructure the Transactions contemplated hereby (such restructured transactions, the “Alternative Transaction

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Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify for a mutually preferred tax treatment.

(c) The Company acknowledges that any SPAC Stockholder who owns five percent (5%) or more of Pubco Ordinary Shares immediately after the Closing, as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8. Upon the written request of any such SPAC Stockholder made following the Closing Date, the Company shall (i) use reasonable efforts to furnish to such SPAC Stockholder such information as such SPAC Stockholder reasonably requests in connection with such SPAC Stockholder’s preparation of a gain recognition agreement, and (ii) use reasonable efforts to provide such SPAC Stockholder with the information reasonably requested by such SPAC Stockholder for purposes of determining whether there has been a gain “triggering event” under the terms of such SPAC Stockholder’s gain recognition agreement, in each case, at the sole cost and expense of such requesting SPAC Stockholders.

(d) Other than Transfer Taxes imposed under applicable Law on a SPAC Stockholder or SPAC Rights Holder, any Transfer Taxes incurred in connection with the Transactions shall be borne by the Company. The Parties shall cooperate in the execution and delivery of all instruments and certificates reasonably necessary to minimize the amount of any Transfer Taxes and to enable any of the foregoing to comply with any Tax Return filing requirements for such Transfer Taxes. The Person(s) required by applicable Law to file any necessary Tax Returns and other documentation with respect to any Transfer Taxes shall timely file, or shall cause to be timely filed, with the relevant Governmental Authority each such Tax Return and shall timely pay to the relevant Governmental Authority all Transfer Taxes due and payable thereon (subject to reimbursement in accordance with this Section 7.8). Any costs and expenses incurred in connection with the filing of any Tax Return with respect to Transfer Taxes borne by the Company shall be borne by the Company.

Section 7.9. Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to this Agreement, any of the other Transaction Documents or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, SPAC or any of its Representatives (in their capacity as a representative of SPAC) or, in the case of the Company, the Company or any of its Representatives (in their capacity as a representative of the Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of SPAC, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall the Company or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for SPAC to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of SPAC and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by SPAC or Representative thereof or would otherwise constitute an SPAC Liability or (y) any non-monetary, injunctive, equitable or similar relief against SPAC or (C) contains an admission of wrongdoing or Liability by SPAC or any of its Representatives). Without limiting the generality of the foregoing, in no event shall SPAC or any of its Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 7.10. Confidentiality. Except as necessary to complete the Form F-4, Proxy Statement and Form 8-A, Pubco, the Company and Company Merger Sub, on the one hand, and SPAC, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party

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to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Form F-4, Proxy Statement and Form 8-A.

Section 7.11. New Equity Investments Use of Proceeds. Pubco and the Company hereby agrees that the proceeds from any New Equity Investments shall be used solely for the purpose of satisfying the Liabilities of the Company including Company Indebtedness and settlement of Proceedings, or for expenses related to the launch of the Qiantu K20 model.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) There shall not be any Proceeding pending by or before any Governmental Authority in which a Governmental Authority is a party, nor shall there be any Order or Law in effect that restrains, enjoins, prevents, prohibits or make illegal the consummation of the Merger;

(b) The Merger shall have been approved by the applicable SPAC Required Vote in accordance with the provisions of SPAC’s Organizational Documents and the DGCL;

(c) The Requisite Stockholder Approval shall have been obtained;

(d) The Form F-4 and the Form 8-A shall have been declared effective by the SEC under the Securities Act and the Exchange Act, as applicable, and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(e) All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the transactions under the HSR Act shall have expired or been terminated;

(f) The Pubco Ordinary Shares (including the Pubco Class A Ordinary Shares to be issued in connection with the Merger) shall have been approved for listing on Nasdaq following Closing, subject to any requirement to have a sufficient number of round lot holders of the Pubco Ordinary Shares, and the outstanding Pubco Ordinary Shares held by Pubco Shareholders shall be listed on such exchange on the Closing Date;

(g) All consents, approvals and actions of, filings with and notices to any Governmental Authority required to consummate the Transactions shall have been made or obtained; and

(h) The Redemption Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

Section 8.2. Conditions to Obligations of SPAC. The obligations of SPAC to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) The Fundamental Representations (other than Section 3.5(a)) set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date, except the Fundamental Representations (other than Section 3.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time. Section 3.5(a) shall be true and correct in all respects as of the date

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hereof and as of the Closing Date, except (i) for the portions of Section 3.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of Section 3.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of the Company valued at less than $100,000. The representations of the Company set forth in this Agreement other than the Fundamental Representations shall be true and correct as of the date hereof and as the Closing Date except (i) for representations and warranties that speak as of a specific date or time, which need be true and correct only as of such date or time and (ii) for breaches of the representations and warranties of the Company set forth in ARTICLE III (other than the Fundamental Representations) that, in the aggregate, would not have a Material Adverse Effect;

(b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(d) SPAC shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth Section 8.2(a), Section 8.2(b) and Section 8.2(c);

(e) The Reorganization shall have been consummated;

(f) PIPE Financing shall have been consummated;

(g) The Company shall have executed and delivered to SPAC a copy of each Transaction Document to which it is a party;

(h) Each Company Lock-Up Shareholder shall have executed and delivered to SPAC the Company Lock-up Agreement in accordance with Section 5.5;

(i) SPAC shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the Organizational Documents of Pubco, the Company and Company Merger Sub, as in effect on the Closing Date, are attached to such certificate;

(j) SPAC shall have received a certificate, signed by an officer of Pubco, certifying that true, complete and correct copies of the resolutions of the directors of Pubco, the Company and Company Merger Sub authorizing the execution and delivery of this Agreement and the other Transaction Documents to which such entity is a party and performance by each of Pubco, Company and Company Merger Sub, as applicable, of the Transactions, including the Merger, having been duly and validly adopted and being in full force and effect as of the Closing Date, are attached to such certificate; and

(k) Each of Pubco and Company Merger Sub shall have delivered to SPAC a certificate of good standing from their respective applicable jurisdictions of incorporation.

If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.2 that have not been fully satisfied as of the Closing will be deemed to have been waived by SPAC.

Section 8.3. Conditions to Obligation of the Company, Pubco and Company Merger Sub. The obligation of the Company, Pubco and Company Merger Sub and their respective stockholders to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) The representations and warranties of SPAC (other than Section 4.5(a)) set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date, except for (i) representations and warranties (other than Section 4.5(a)) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of the representations and warranties of SPAC set forth in ARTICLE IV that, in the aggregate, would not have a Material Adverse Effect. Section 4.5(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, except (i) for the portions of Section 4.5(a) made as of an earlier date or time, which need be true and correct only as of such earlier date or time and (ii) for breaches of Section 4.5(a) that, in the aggregate, would not result in a misrepresentation as to securities of SPAC valued at less than $100,000.

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(b) SPAC shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

(c) There shall not be any event that is continuing that would individually, or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect;

(d) The Company and Pubco shall have received a certificate, signed by the chief executive officer or chief financial officer of SPAC, certifying as to the matters set forth Section 8.3(a), Section 8.3(b) and Section 8.3(c);

(e) SPAC shall have executed and delivered to the Company and Pubco a copy of each Transaction Documents to which it is a party;

(f) SPAC shall have delivered to the Company a certificate, signed by an officer of the Company, certifying true, complete and correct copies of (i) the resolutions duly adopted by the applicable SPAC Required Vote at the SPAC Stockholder Meeting approving the Merger and the consummation of the Transactions contemplated by this Agreement and the other Transaction Documents; (ii) certified copies of the resolutions duly adopted by SPAC’s board of directors authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which each is a party and performance by SPAC of the Transactions, including the Merger, each having been duly and validly adopted and being in full force and effect as of the Closing Date; and (iii) written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by (X) all officers of SPAC and (Y) all persons serving as directors of SPAC immediately prior to the Closing;

(g) SPAC shall have delivered to the Company a certificate, signed by an officer of SPAC, certifying that true, complete and correct copies of the Organizational Documents of SPAC, as in effect on the Closing Date, are attached to such certificate;

(h) SPAC shall have delivered to the Company and Pubco certificates of good standing with respect to SPAC from the State of Delaware;

(i) SPAC and the SPAC Stockholders shall have entered into a registration rights agreement in substantially the form attached hereto as Exhibit F;

(j) Pubco shall have received the resignation letters of each of the directors and each of the officers of SPAC;

(k) Each of the SPAC Proposals described in Section 7.4(f) have been approved by the applicable SPAC Required Vote in accordance with the provisions of SPAC’s Organizational Documents and the DGCL; And

(l) After giving effect to all redemptions of SPAC Public Shares, SPAC shall have net tangible assets of at least $5,000,001 immediately prior to the Merger.

If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.3 that have not been fully satisfied as of the Closing will be deemed to have been waived by Company, Pubco and the Company Merger Sub.

Section 8.4. Frustration of Conditions. None of Pubco, SPAC, the Company or Company Merger Sub may rely on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure was caused by such party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other party hereto to be satisfied.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and SPAC duly authorized by each of their respective boards of directors;

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(b) by SPAC, if any of the representations or warranties of Pubco or the Company set forth in ARTICLE III will not be true and correct, or if Pubco, the Company or Company Merger Sub has failed to perform any covenant or agreement on the part of Pubco, the Company or Company Merger Sub set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.2(a) or Section 8.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by SPAC) by the earlier of (i) the Outside Date or (ii) thirty (30) days after written notice thereof is delivered to the Company; provided, that the SPAC is not then in breach of this Agreement so as to cause any condition to the Closing set forth in Section 8.2(a) or Section 8.2(b) from being satisfied at or prior to the Outside Date;

(c) by the Company, if any of the representations or warranties of SPAC set forth in ARTICLE IV shall not be true and correct or if either SPAC has failed to perform any covenant or agreement on the part of SPAC set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) thirty (30) days after written notice thereof is delivered to SPAC; provided that the Company or Merger Sub is not then in breach of this Agreement so as to cause any condition to the Closing set forth in either Section 8.3(a) or Section 8.3(b) to not be satisfied at or prior to the Outside Date;

(d) by either the Company or SPAC:

(i) on or after November 15, 2022 (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided that the Outside Date shall be extended to May 15, 2023, subject to approval of an amendment to the Organizational Documents of SPAC to extend the date by which the SPAC may complete a business combination, (x) if on five (5) Business Days prior to January 2, 2023, the Merger is not reasonably expected to be consummated on January 2, 2023, the Company shall deposit to a bank account designated by SPAC by wire transfer of immediately available funds an amount that equals to one percent (1%) multiplied by the amount of cash then available in the Trust Account, and (y) if on five (5) Business Days prior to April 2, 2023, the Merger is not reasonably expected to be consummated on April 2, 2023, the Company shall deposit to a bank account designated by SPAC by wire transfer of immediately available funds an amount that equals to one percent (1%) multiplied by the amount of cash then available in the Trust Account; provided, further, that the right to terminate this Agreement under this Section 9.1(d)(i) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Outside Date was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii) if any Order having the effect set forth in Section 8.1 shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(d)(ii) shall not be available to a Party if such Order was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by the Company, if any of the SPAC Proposals shall fail to receive the applicable SPAC Required Vote for approval at the SPAC Stockholder Meeting (unless such SPAC Stockholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(f) by SPAC, if the Requisite Stockholder Approval shall not have been obtained within ten (10) Business Days of the delivery to the Company Stockholders of the prospectus that is part of the Form F-4; and

(g) by SPAC, in the event that the PIPE Financing has not been entered into by the PIPE Completion Date.

Section 9.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1 (other than termination pursuant to Section 9.1(a)), written notice thereof shall be given by the Party desiring to terminate to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall following such delivery become null and void. In the event of the termination of this Agreement pursuant to Section 9.1, all obligations of the Parties hereunder (other than this Section 9.2 and ARTICLE X,

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which will survive the termination of this Agreement) will terminate without any Liability of any Party to any other Party; provided that no termination will relieve a Party from any Liability arising from or relating to any act of intentional misrepresentation, fraud or Willful Breach of this Agreement or any Transaction Documents.

ARTICLE X

MISCELLANEOUS

Section 10.1. Amendment or Supplement. This Agreement may only be amended or supplemented by written agreement signed by each of the Parties.

Section 10.2. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party hereto, (b) extend the time for the performance of any of the obligations or acts of any other Party hereto or (c) waive compliance by the other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions. Notwithstanding the foregoing, no failure or delay by SPAC, Pubco, the Company or Company Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 10.3. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.3 shall be null and void.

Section 10.4. Expenses. Except as otherwise expressly set forth in this Agreement, if the Closing does not occur, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses; provided that all fees and expenses incurred by either Party that remain unpaid prior to the Closing will be paid at the Closing (i) first from the funds remaining in the Trust Account following the satisfaction of redemptions of any SPAC Public Shares pursuant to the Redemption Offer, and (ii) if, and only if, the cash sources contemplated by the preceding subclause (i) are insufficient to satisfy such fees and expenses, from either cash on hand or proceeds from the PIPE Financing. For the avoidance of doubt, upon the Closing, all funds remaining in the Trust Account following the satisfaction of redemptions of any SPAC Public Shares pursuant to the Redemption Offer and the payment of expenses as contemplated hereunder shall be made available to the Company for use in the conduct of its business (whether for working capital purposes or otherwise).

Section 10.5. Counterparts; Facsimile; Electronic Transmission. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

Section 10.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Transaction Documents (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to and shall not confer any rights upon any Person other than the Parties.

Section 10.7. Governing Law. This Agreement, and all claims or causes of action that may be based upon, arise out of, or related to this Agreement, the Transactions or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

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Section 10.8. Specific Enforcement.

(a) The Parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Parties agree that each Party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with Section 10.9, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy).

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such Order or injunction.

Section 10.9. Consent to Jurisdiction. The Parties agree to submit any matter or dispute resulting from or arising out of the execution, performance, interpretation, breach or termination of this Agreement to the non-exclusive jurisdiction of federal or state courts within the State of Delaware. Each of the Parties agrees that service of any process, summons, notice or document in the manner set forth in Section 10.10 hereof or in such other manner as may be permitted by Law, shall be effective service of process for any Proceeding in the State of Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 10.9. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 10.10. Notices. Except as otherwise permitted by Section 2.1, Section 5.2 and Section 6.1, all notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery, (b) when sent by email (with written confirmation of transmission) if by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such written confirmation; (c) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepared; or

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(d) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a Party may have specified by notice given to the other Parties pursuant to this Section 10.10):

If to SPAC:

Mountain Crest Acquisition Corp. IV
311 West 43rd Street, 12th Floor
New York, New York
Attention: Suying Liu
E-mail: sliu@mcacquisition.com

with a copy to (which shall not constitute notice):

Loeb & Loeb
345 Park Avenue, 19th Floor
New York, NY 10154
Attention: Mitchell S. Nussbaum, Esq.
E-mail: mnussbaum@loeb.com

If to Pubco or Company Merger Sub:

CH AUTO Inc.
6th Floor, Building C, Shunke Building, Shunyi District

Beijing, China 101200
Attention: Zhengtong Li
E-mail: lizhengtong@ch-auto.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Address: Suite 1509, 15/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Tel: +852 3972 4955
Attention: Weiheng Chen, Esq.; Jie Zhu, Esq.
E-mail: wchen@wsgr.com; jizhu@wsgr.com

If to the Company:

CH-AUTO TECHNOLOGY CORPORATION LTD.
(北京长城华冠汽车科技股份有限公司)
6th Floor, Building C, Shunke Building, Shunyi District

Beijing, China 101200
Attention: Zhengtong Li
E-mail: lizhengtong@ch-auto.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Address: Suite 1509, 15/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Tel: +852 3972 4955
Attention: Weiheng Chen, Esq.; Jie Zhu, Esq.
E-mail: wchen@wsgr.com; jizhu@wsgr.com

Section 10.11. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon

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such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 10.12. Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 10.13. Trust Account Waiver. Each of Pubco and the Company understands that SPAC has established the Trust Account for the benefit of the SPAC Public Stockholders and the underwriters of the IPO pursuant to the Trust Agreement and that SPAC may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement and the Organizational Documents of SPAC. For and in consideration of SPAC agreeing to enter into this Agreement, the Company and the Company Stockholders hereby agree that they do not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agree that they will not seek recourse against the Trust Account for any claim they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC. Notwithstanding anything herein to the contrary, (i) the Company, Pubco and Company Merger Sub or any of their respective Affiliates may commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, against assets or funds held outside of the Trust Account; provided that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account or any amounts contained therein, and (ii) nothing herein shall limit or prohibit the Company, Pubco, and Company Merger Sub or any of their respective Affiliates from pursuing a claim against SPAC for specific performance or other equitable relief. This Section 10.13 shall survive termination of this Agreement for any reason.

Section 10.14. Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any (i) officer or director of such Person, (ii) spouse, parent, sibling or descendant (including adopted or stepchildren) of such Person (or a spouse, parent, sibling or descendant (including adopted or stepchildren) of any director or officer of such Person), and (iii) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall include the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Alternative Transaction” mean any of the following transactions involving Pubco, the Company or SPAC (other than the transactions contemplated by this Agreement): (i) any merger, acquisition consolidation, recapitalization, share exchange, business combination or other similar transaction, public investment or public offering, or (ii) any sale, lease, exchange, transfer or other disposition of a majority of the assets of such Person (other than sales of inventory or obsolete equipment in the Ordinary Course) or any class or series of the capital stock, membership interests or other equity interests of Pubco, the Company or SPAC in a single transaction or series of transactions (other than the PIPE Financing).

“Assets” means, with respect to any Person, all of the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, owned, leased, subleased or licensed by such Person.

“Business Day” means a day except a Saturday, a Sunday or any other day on which the Securities and Exchange Commission or banks in the City of New York, mainland China, Hong Kong or the Cayman Islands are authorized or required by Law to be closed.

“Cash” means (i) cash or cash equivalents on hand or in the bank account of the Company (including deposits in transit and restricted cash) less outstanding checks or other pending payments, (ii) demand deposits, amounts held in money market funds or similar accounts of the Company and (iii) any highly liquid investments with original maturities of 90 days or less of the Company, in each case excluding cash, cash equivalents or investments attributable to funds held for the benefit or on behalf of any client or customer.

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“Cayman Companies Act” means the Companies Act (2022 Revision) of the Cayman Islands, as amended or re-enacted from time to time.

“Circular 37 Filing” means, with respect to an individual, filing the registration formalities with a bank pursuant to the provisions of the State Administration of Foreign Exchange on Overseas Investment and Financing or Round-trip Investment by Domestic Residents Through a Special Purpose Vehicle (Hui Fa [2014] No. 37) and obtaining a foreign exchange registration receipt stamped by a competent bank as designated by the State Administration of Foreign Exchange or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such individual.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Common Stock” means (i) the common stock of the Company, if the Company is a company limited by shares under the Laws of the PRC, or (ii) the equity interest in the Company corresponding to RMB 1 of the registered capital of the Company, if the Company is a limited liability company under the Laws of the PRC.

“Company Equity Valuation” means $1,250,000,000, subject to any adjustment as set forth in Section 2.2, plus the net proceeds from any New Equity Investment received by the Company or Pubco between the date of this Agreement and the Closing Date.

“Company Employee Option” means options issued by the Company to its employees to purchase Company Common Stock, including the options that were authorized by the first interim shareholders’ general meeting of the Company in February 2022.

“Company FA Option” means options to purchase Company Common Stock issued to any Person who is not an employee to the Company.

“Company Merger Consideration” means the sum of all Pubco Ordinary Shares receivable by the Pubco Reorganization Shareholders and Company Reorganization Stockholders pursuant to Section 2.1.

“Company Reserved Shares” means, collectively, the shares of Common Stock subject to the Company Employee Option and Company FA Option.

“Company Service Provider” means each current or former director, officer, employee or consultant or independent contractor of the Company (excluding attorneys, advisors, accountants and similar professionals).

“Company Stockholders” means the holders of Company Common Stock immediately prior to the Reorganization Closing.

“Company Transaction Expenses” means all costs, fees and expenses incurred by the Company at least two (2) Business Days prior to the Closing, including the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Transactions, in each case, including any amounts payable to financial, tax, accounting and legal advisors, brokers or consultants.

“Contracts” means any and all written and oral agreements, contracts, deeds, arrangements, purchase orders, binding commitments and understandings, and other instruments and interests therein, and all amendments thereof.

“Conversion Ratio” means a number resulting from dividing (i) the Company Equity Valuation by (ii) the product of (x) $10 and (y) the number of Company Common Stock and Pubco Ordinary Shares issued and outstanding on an as-converted and fully-diluted basis as of immediately prior to the Reorganization Closing plus the number of Company Reserved Shares.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority in relation to, arising out of, in connection with or in response to COVID-19, or any change in such Law, directive, guideline, recommendation or interpretation thereof.

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“Disclosure Schedules” means the Disclosure Schedules delivered to SPAC on the date hereof.

“Environmental and Safety Requirements” means all Laws and Orders concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1 (Organization, Qualification and Standing), Section 3.2 (Authority; Enforceability), Section 3.3 (Consents; Required Approvals), Section 3.4 (Non-Contravention), Section 3.5(a)-(e) (Capitalization), Section 3.6 (Financial Statements), Section 3.7 (Liabilities), Section 3.17 (Litigations), and Section 3.26 (Brokers and Other Advisors).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any United States or non-United States government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States government or governmental authority or any political subdivision thereof, (iii) any United States or non-United States regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, or (iv) any official of any of the foregoing acting in such capacity.

“Hong Kong” means the Hong Kong Special Administrative Region.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated under that Act.

“Indebtedness” means without duplication, the following obligations of a Person, whether or not contingent, in respect of: (a) any indebtedness for borrowed money, (b) any obligation evidenced by bonds, debentures, notes, or other similar instruments, (c) any reimbursement obligation with respect to mortgages, letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company (inclusive of any current portion thereof), (d) any unfunded or underfunded liabilities pursuant to any retirement or nonqualified deferred compensation plan or arrangement and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date; and (e) any obligation of the type referred to in clauses (a) through (d) of another Person the payment of which the Company has guaranteed or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor. For purposes of calculating “Indebtedness”, any amount that is conditioned upon the Closing shall be included in the calculation of Indebtedness as though the Closing occurred immediately prior to such calculation. For the avoidance of doubt, Indebtedness shall not include any deferred revenue of the Company or any Taxes.

“Insiders” means SPAC’s Sponsor, officers, directors and any holder of SPAC Common Stock set forth on Schedule 10.14(b).

“Intellectual Property” means all of the worldwide intellectual property and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: (a) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b) discoveries, inventions, ideas, Know-How, systems, technology, whether patentable or not, and all issued patents, industrial designs, and utility models, and all applications pertaining to the foregoing,

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in any jurisdiction, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, validations, and other extensions of legal protestation pertaining thereto; (c) trade secrets and other rights in confidential and other nonpublic information that derive economic value from not being generally known and not being readily ascertainable by proper means, including the right in any jurisdiction to limit the use or disclosure thereof; (d) software; (e) copyrights in writings, designs, software, mask works, content and any other original works of authorship in any medium, including applications or registrations in any jurisdiction for the foregoing; (f) data and databases; (g) internet websites, domain names and applications and registrations pertaining thereto.; and (h) social media accounts, and all content contained therein.

“IP Contracts” means, collectively, any and all Contracts under which the Company (i) is granted a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) in or to any Intellectual Property of a third Person, (ii) grants a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) to a third Person in or to any Owned Intellectual Property or (iii) has entered into an agreement not to assert or sue with respect to any Intellectual Property (including settlement agreements and co-existence arrangements), in each case excluding (A) non-exclusive licenses and subscriptions to commercially available software or technology used for internal use by the Company, with a dollar value individually not in excess of $150,000, (B) any Contract related to Public Software, or (C) any Contract under which the Company licenses any of the Owned Intellectual Property in the Ordinary Course.

“IPO” means the initial public offering of SPAC pursuant to a prospectus dated June 29, 2021 (the “Prospectus”).

“Know-How” means all information, unpatented inventions (whether or not patentable), improvements, practices, algorithms, formulae, trade secrets, techniques, methods, procedures, knowledge, results, protocols, processes, models, designs, drawings, specifications, materials and any other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing of products.

“Knowledge” means, (a) in the case of any Person other than the Company that is not an individual, with respect to any matter in question, the actual knowledge, after due inquiry, of such Person’s executive officers and (b) in the case of the Company, the actual knowledge, after due inquiry, of the persons set forth on Schedule 10.14(c).

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, code, rule or regulation, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” means any liability, obligation or commitment of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Licensed Intellectual Property” means all Intellectual Property of a third Person that is licensed to the Company.

“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sale or title retention agreement (including any lease in the nature thereof), charge, encumbrance, easement, reservation, restriction, cloud, right of first refusal or first offer, third-party-claim, encroachment, encumbrance, right-of-way, option, or other similar arrangement or interest in real or personal property, but excluding Intellectual Property licenses and covenants not to sue.

“Losses” mean any claims, losses, royalties, Liabilities, damages, deficiencies, interest and penalties, costs and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Proceeding).

“Material Adverse Effect” means any change, development, circumstance, effect, event or fact that has had, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any change, development, circumstance, effect, event or fact arising from or related to: (i) conditions affecting the economy, financial, credit, debt, capital, or securities markets generally (including with respect to or as a result of COVID-19), (ii) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities,

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acts of war, sabotage or terrorism or military actions, (iii) changes or proposed changes in GAAP, (iv) changes or proposed changes in any Law or other binding directives issued by any Governmental Authority, (v) general conditions in the industry in which the Company and the Company Subsidiaries operate (including with respect to or as a result of COVID-19), (vi) actions or omissions taken by SPAC or its Affiliates, (vii) actions or omissions taken by the Company or any of the Company Subsidiaries that is required by this Agreement or any Transaction Document or taken with the prior written consent of SPAC, (viii) the public announcement of the Transactions or the identity of SPAC or the Company in connection with the Transaction, (ix) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, (x) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (xi) the failure by the Company to take any action that is prohibited by this Agreement unless SPAC has consented in writing to the taking thereof, or (xii) any change or prospective change in the Company or any of its Subsidiaries credit ratings, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred, unless, such change, development, circumstance, effect, event or fact has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other Persons in the industry or geographic regions in which the Company or its Subsidiaries conducts business.

“Merger Consideration” means the Company Merger Consideration and the SPAC Merger Consideration, as applicable.

“Nasdaq” means The Nasdaq Stock Market.

“New Equity Investment” means any purchase of newly issued equity securities of the Company or Pubco (including, but not limited to, any warrant, option, convertible bond, exchangeable bond or other instrument which could be transferred or converted to or entitled to purchase upon the exercise thereof the equity securities of the Company or Pubco) by any Person after the date of this Agreement but prior to the Reorganization Closing, other than in connection with the PIPE Financing.

“Net Debt” means, without duplication, (i) the Indebtedness and Liabilities of the Company related to the categories set forth on Schedule 10.14(d) minus (ii) the Cash of the Company.

“Net Debt Target” means $460 million.

“ODI Approvals” means, with respect to a Person, a filing receipt issued by the competent local branch of the National Development and Reform Committee of the PRC, an overseas investment certificate issued by the competent local branch of the Ministry of Commerce of the PRC, a foreign exchange registration receipt stamped by a competent bank as designated by the State Administration of Foreign Exchange or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such Person.

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, award or binding determination issued, promulgated or entered by or with any Governmental Authority.

“Ordinary Course” means in the ordinary course of business of the Person, consistent with past practice before the date hereof.

“Organizational Documents” means the certificate or articles of incorporation and bylaws of a Person, as in effect from time to time including any amendments thereto.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company.

“Permit” means any permit, license, authorization, registration, franchise, approval, consent, certificate, variance and similar right obtained, or required to be obtained for the conduct of the Company’s business as currently conducted, from any Governmental Authority.

“Permitted Liens” means only (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which appropriate and adequate reserves have been created in the applicable financial statements; (b) workers or unemployment compensation Liens arising in the Ordinary Course; (c) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising in the Ordinary Course securing amounts that are past due and being contested in good faith, and for which appropriate and adequate reserves have been created in the applicable financial statements, or not delinquent; (d) zoning ordinances, easements and other restrictions of

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legal record affecting real property which would be revealed by a survey or a search of public records and would not, individually or in the aggregate, materially interfere with the value or usefulness of such real property to the respective businesses of the Company as presently conducted; (e) title of a lessor under a capital or operating lease; (f) Liens arising under Indebtedness to be paid at Closing; (g) Liens imposed by applicable securities Laws; (h) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s Assets that are subject thereto; (i) rights of first refusal, rights of first offer, proxy, voting trusts, voting agreements or similar arrangements; and (j) Liens existing on the Closing Date and set forth on Schedule 10.14(e).

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, joint stock company, joint venture, a trust or any other entity, including a Governmental Authority.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

“PRC” means the People’s Republic of China, but for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Privacy Laws” means all applicable United States state and federal Laws, and the laws of applicable jurisdictions, relating to privacy and protection of Personal Data, including the General Data Protection Regulation; and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Proceeding” means any action, suit, proceeding, complaint, claim, charge, hearing, labor dispute, inquiry or investigation before or by a Governmental Authority or an arbitrator.

“Pubco Charter” means the memorandum and articles of association of Pubco, as amended and in effect under the Cayman Companies Act.

“Pubco Class A Ordinary Shares” means the Class A ordinary shares, par value $0.00001 per share, of Pubco, which shares shall entitle the holder thereof to one (1) vote per share, as provided for and fully described in the Pubco Charter.

“Pubco Class B Ordinary Shares” means the Class B ordinary shares, par value $0.00001 per share, of Pubco, which shares shall (i) be convertible into Pubco Class A Ordinary Shares on a one-to-one basis and (ii) entitle the holder thereof to fifteen (15) votes per share, as provided for and fully described in the Pubco Charter.

“Pubco Ordinary Shares” means the Pubco Class A Ordinary Shares and the Pubco Class B Ordinary Shares.

“Pubco Shareholders” means the holders of the Pubco Ordinary Shares.

“Public Software” means any software that (i) is made generally available to the public without requiring payment of fees or royalties, (ii) is generally considered to be “copyleft”, “open source” or “public software”, including software distributed or made available via the GNU General Public License (GPL) or Lesser/Library GPL (LGPL), the Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the BSD License, the Sun Community Source License (SCSL) or Industry Source License (SISL), the Apache License or any license or distribution model similar to the foregoing, or (iii) requires as a condition of use, modification or distribution that any other software distributed therewith be disclosed, licensed or distributed in source code form, be redistributable at no charge or be licensed for the purpose of making derivative works.

“Representative” means, with respect to any Person, each of such Person’s Affiliates and its and their directors, officers, and employees, shareholders (if such Person is a corporation, a company limited by shares or similar entity), participants or members (if such Person is a limited liability company or similar entity), partners (if such person is a partnership or similar entity), attorneys-in-fact, financial advisers, counsel, and other agents and third-

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party representatives, including independent contractors such as sales representatives, consultants, intermediaries, contractors, and distributors and anyone acting on behalf of the Person.

“RMB” means Renminbi, the lawful currency of the PRC.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Sensitive Data” means all confidential information, classified information, proprietary information, trade secrets and any other information, the security or confidentiality of which is protected by Law or Contract, that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by the Company. Sensitive Data also includes Personal Data which is held, stored, collected, transmitted, transferred (including cross-border transfers), disclosed, sold or used by the Company.

“SPAC Board” means the board of directors of SPAC.

“SPAC Common Stock” means the shares of common stock, par value $0.0001 per share of SPAC.

“SPAC Financial Statements” means the audited financial statements of SPAC as of December 31, 2021.

“SPAC Liabilities” means, as of any determination time, the aggregate amount of Liabilities of SPAC that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, SPAC Liabilities shall not include any SPAC Transaction Expenses.

“SPAC Material Adverse Effect” means any change, development, circumstance, effect, event or fact that has had, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, liabilities or results of operations of SPAC and its Subsidiaries, taken as a whole; provided, however, that any change, development, circumstance, effect, event or fact arising from or related to: (i) conditions affecting the economy, financial, credit, debt, capital, or securities markets generally (including with respect to or as a result of COVID-19), (ii) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (iii) changes or proposed changes in GAAP, (iv) changes or proposed changes in any Law or other binding directives issued by any Governmental Authority, (v) general conditions in the industry in which SPAC and its Subsidiaries operate (including with respect to or as a result of COVID-19), (vi) actions or omissions taken by the Company or its Affiliates, (vii) actions or omissions taken by SPAC or any of its Subsidiaries that is required by this Agreement or any Transaction Document or taken with the prior written consent of the Company, (viii) the public announcement of the Transactions or the identity of SPAC or the Company in connection with the Transaction, (ix) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, (x) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (xi) the failure by SPAC to take any action that is prohibited by this Agreement unless the Company has consented in writing to the taking thereof, or (xii) any change or prospective change in SPAC or any of its Subsidiaries credit ratings, shall not be taken into account in determining whether a “SPAC Material Adverse Effect” has occurred, unless, such change, development, circumstance, effect, event or fact has a disproportionate effect on SPAC and its Subsidiaries, taken as a whole, compared to other Persons in the industry or geographic regions in which SPAC or its Subsidiaries conducts business.

“SPAC Merger Consideration” means the sum of all Pubco Class A Ordinary Shares receivable by SPAC Stockholders and SPAC Right Holders pursuant to Section 1.5.

“SPAC Public Shares” means the shares of SPAC Common Stock issued as a component of the SPAC Units.

“SPAC Public Stockholders” the stockholders of SPAC who purchased SPAC Units in the IPO.

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“SPAC Right” means the right to receive one-tenth (1/10) of a share of SPAC Common Stock included as component of the SPAC Units.

“SPAC Right Holders” means the holders of SPAC Right.

“SPAC Securities” means, collectively, the SPAC Common Stock and SPAC Rights.

“SPAC Securities Holders” means the holders of SPAC Securities.

“SPAC Stockholder Meeting” means the meeting of the SPAC Stockholders to be called for the purpose of soliciting proxies from the SPAC Stockholders to, among other things, vote in favor of the adoption of this Agreement, the approval of the Merger and the SPAC Proposals.

“SPAC Stockholders” means the holders of the SPAC Common Stock.

“SPAC Transaction Expenses” means all costs, fees and expenses incurred by SPAC two (2) Business Days prior to the anticipated Closing Date in connection with the Transactions, including the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Transactions, in each case, including any amounts payable to financial, tax, accounting and legal advisors, brokers or consultants.

“SPAC Unit” means a unit of SPAC comprised of (a) one share of SPAC Common Stock, and (b) one SPAC Right.

“Sponsor Stock Purchase Agreement” means the stock purchase agreement dated April 30, 2022 and entered between the Sponsor, Qiantu Motor USA Inc., and NextG Tech Limited, pursuant to which Qiantu Motor USA Inc. purchased 200,000 shares of SPAC Common Stock from the Sponsor for a purchase price of $3,000,000.

“Subsidiary” when used with respect to any Party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such Party in such Party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Party or one or more Subsidiaries of such Party or by such Party and one or more Subsidiaries of such Party.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, utility, unemployment compensation, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means all returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax, including any amendment or attachment thereto.

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement, the Support Agreements, the Company Lock-up Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated hereby.

“Transactions” refers collectively to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the Merger and the transactions contemplated thereby.

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“Transfer Taxes” means all sales, use, transfer, valued added, goods and services, gross receipts, excise, conveyance, documentary, stamp, recording, filing, real property transfer, registration and other similar Taxes, charges and fees (including any penalties and interest) incurred in connection with the Transactions.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the actual knowledge that the taking of such act or such failure to act would constitute or result in a breach of this Agreement or any Transaction Documents.

Section 10.15. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and all rules and regulations promulgated thereunder, unless the context requires otherwise. References to a Person are also to its permitted successors and assigns. The word “or” shall not be exclusive. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. All references to “$” or “dollars” shall mean United States Dollars. The term “the date of this Agreement” or “the date hereof” means the Original Agreement Date.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.16. Publicity. Except as required by any Governmental Authority or Law including any applicable securities Law or stock exchange rule, in which case the party making the announcement shall use commercially reasonable efforts to consult with the other party in advance as to its form, content and timing, or as contemplated by this Agreement, the Parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the Transactions without the prior approval of the other Party hereto, which approval shall not be unreasonably withheld. If a Party is required to make such a disclosure as required by Law, the Parties will use their commercially reasonable efforts to cause a mutually agreeable release or public disclosure to be issued.

Section 10.17. Nonsurvival of Representations. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring on or after the Closing and (b) this Section 10.17.

[signature pages follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

MOUNTAIN CREST ACQUISITION CORP. IV
By:	/s/ Suying Liu
	Name:	Suying Liu
	Title:	Chief Executive Officer
CH AUTO INC.
By:	/s/ Qun Lu
	Name:	Qun Lu
	Title:	Sole Director
CH-AUTO TECHNOLOGY CORPORATION LTD.
By:	/s/ Qun Lu
	Name:	Qun Lu
	Title:	Legal Representative
CH-AUTO MERGER SUB CORP.
By:	/s/ Qun Lu
	Name:	Qun Lu
	Title:	President

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Schedule I

Reorganization

[Intentionally Omitted]

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Schedule 1.9

Officers of Pubco

[Intentionally Omitted]

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Schedule 2.1(c)

List of Holders of Pubco Class B Ordinary Shares

[Intentionally Omitted]

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Schedule 4.5

SPAC Promissory Notes

[Intentionally Omitted]

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Schedule 5.2

Conduct of Business of the Company

[Intentionally Omitted]

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Schedule 6.1(b)

Required Consents for Conduct of Business of SPAC

[Intentionally Omitted]

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Schedule 7.2(e)

Approvals

[Intentionally Omitted]

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Schedule 10.14(b)

Insiders

[Intentionally Omitted]

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Schedule 10.14(c)

Specified Persons of the Company

[Intentionally Omitted]

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Schedule 10.14(d)

Net Debt Calculation

[Intentionally Omitted]

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Schedule 10.14(e)

Specified Permitted Liens

[Intentionally Omitted]

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Annex A-2

AMENDMENT TO THE AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

This Amendment, dated as of March 1, 2023 (the “Amendment”), is entered into by and among Mountain Crest Acquisition Corp. IV, a Delaware corporation (“SPAC”), CH AUTO Inc., a Cayman Islands exempt company (“Pubco”), CH-AUTO Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Company Merger Sub”), and CH-AUTO TECHNOLOGY CORPORATION LTD. (北京长城华冠汽车科技股份有限公司), a company organized under the Laws of the PRC (the “Company”), and amends that certain Amended and Restated Agreement and Plan of Merger, dated as of December 23, 2022, by and among SPAC, Pubco, Company Merger Sub and the Company (as amended or otherwise modified prior to the date hereof, the “Agreement”). SPAC, Pubco, Company Merger Sub and the Company are sometimes referred to herein as a “Party” or collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Recitals

WHEREAS, pursuant to Section 10.1 of the Agreement, the Agreement may be amended by a written agreement signed by each of the Parties; and

WHEREAS, the Parties desire to amend the Agreement to reflect changes agreed between the Parties and to clarify certain terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.           Amendment of Certain Provisions.

(a) Fourth Whereas Clause.    The fourth Whereas Clause in the Recitals of the Agreement shall be deleted in its entirety and replaced with the following:

“WHEREAS, Pubco is a holding company for CCHG AUTOMOBILE TECHNOLOGY CO., LTD., which in turn directly owns all the issued and outstanding shares of CH-Auto (Hong Kong) Limited (“Ch-Auto HK”). Upon the Reorganization Closing, Ch-Auto HK will directly or indirectly own at least 71.2184% of the voting rights and economic rights of all the outstanding shares of the Company entitled to vote;”

(b) Section 1.8.    Section 1.8 shall be deleted in its entirety and replaced with the following:

“Section 1.8. Post-Closing Board of Directors of Pubco. Except as otherwise agreed in writing by the Company and SPAC prior to the Closing, immediately after the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of five (5) natural Persons, among which one (1) Person shall be designated by Sponsor and four (4) Persons shall be designated by the Company prior to the Closing. At least two (2) Persons of the Post-Closing Pubco Board shall qualify as independent directors under the Securities Act and Nasdaq rules, provided that the Parties shall ensure that the composition of the Post-Closing Pubco Board satisfies the applicable requirement for Pubco to qualify as a “foreign private issuer” (as defined in the Securities Act).”

(c) Section 2.1(a).    Section 2.1(a) shall be deleted in its entirety and replaced with the following:

(a) No later than five (5) Business Days prior to the Closing, the Company shall deliver to Pubco and SPAC a schedule setting forth each stockholder and such stockholder’s respective percentage of the Company Merger Consideration (the “Equityholder Allocation Schedule”) determined pursuant to this Article II. If there is any change to the Equityholder Allocation Schedule between the time of such delivery and the Closing, the Company shall promptly deliver an updated Equityholder Allocation Schedule to Pubco and SPAC.

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(d) Section 2.1(d).    Section 2.1(d) shall be deleted in its entirety and replaced with the following:

“(d) Simultaneously with and in exchange for the issuance of the Company Merger Consideration, but before the Closing, Ch-Auto HK, or a then-established wholly-owned PRC subsidiary of CH-Auto HK (together with CH-Auto HK, the “Holding Company”, as the context may require), shall acquire all the shares of Company Common Stock held by each Company Reorganization Stockholder at par value or other value as determined by the Holding Company and the Company Reorganization Stockholders; provided that, certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (each a “DSO Stockholder” and together, the “DSO Stockholders”) shall each transfer up to 25% of the shares of Company Common Stock held by him or her to the Holding Company due to restrictions under the Laws of the PRC. Each DSO Stockholder shall further enter into a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an economic rights transfer agreement (the “Economic Rights Transfer Agreement”) with the Holding Company (the “HK Voting Right Entrustment”), pursuant to which each DSO Stockholder shall transfer and assign to the Holding Company (i) all of their respective voting rights in connection the remaining shares of Company Common Stock held by them (the “DSO’s Remaining Shares”), pursuant to the Voting Rights Proxy Agreement, and (ii) all of their economic rights, including the right to receive dividends, in connection the DSO’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement. The Economic Rights Transfer Agreement shall provide that the Pubco Ordinary Shares issued to each DSO Shareholder in exchange for such DSO’s Remaining Shares, shall be subject to restrictions on transfer, conveyance, assignment and further encumbrance until the DSO Shareholder transfers and conveys the underlying shares of Company Common Stock to the Holding Company. The Voting Rights Proxy Agreement and the Economic Rights Transfer Agreement shall be in a form acceptable to the SPAC. Upon the completion of the acquisition in this Section 2.1(d) and after giving effect to the HK Voting Right Entrustment (the “Reorganization Closing”), Ch-Auto HK shall have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all the outstanding equity securities in the Company entitled to vote and own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities of the Company.”

(e) Section 3.3.    Section 3.3 shall be deleted in its entirety and replaced with the following:

“Section 3.3. Consents; Required Approvals. Assuming the truth and accuracy of the representations and warranties of the SPAC set forth in Section 4.6, no notices to, filings with, or authorizations, consents or approvals from any Governmental Authority are necessary for the execution, delivery or performance by Pubco, the Company or Company Merger Sub of this Agreement, each other Transaction Document or the consummation by Pubco, the Company or Company Merger Sub of the Transactions, except (i) as set forth in Schedule 3.3, (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) for the filings of overseas offering and listing under the Laws of PRC, and (iv) as contemplated by this Agreement (including but not limited to Section 5.1 and Section 7.4).”

(f) Section 3.5(c).    Section 3.5(c) shall be deleted in its entirety and replaced with the following:

“(c) Immediately after the Reorganization Closing and prior to the Closing, Ch-Auto HK shall have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all the outstanding equity securities of the Company entitled to vote and own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities of the Company. All of the then outstanding equity securities of the Company will be validly issued and outstanding, fully paid and nonassessable with no personal Liability attaching to the ownership thereof.”

(g) Section 7.4(g).    Section 7.4(g) shall be deleted in its entirety and replaced with the following:

“(g) Each of Pubco and SPAC shall use its reasonable best efforts to cause the Form F-4/Proxy Statement to “clear” comments from the SEC and the Form F-4 to become effective as promptly as reasonably practicable. Concurrently with the dissemination of the Proxy Statement, SPAC shall commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to the SPAC Public Stockholders to redeem all or a portion of their SPAC Public Shares, all in accordance with and as required by SPAC’s Organizational Documents, applicable Law, and any applicable rules and regulations of the SEC (the “Redemption Offer”). In accordance with

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SPAC’s Organizational Documents, the proceeds held in the Trust Account will be used for the redemption of SPAC Public Shares held by SPAC Public Stockholders who have elected to redeem such SPAC Public Shares (the “SPAC Share Redemption”).”

(h) Section 8.3(l).    Section 8.3(l) shall be deleted in its entirety and replaced with the following:

“[RESERVED].”

(i) Section 9.1(d)(i).    Section 9.1(d)(i) shall be deleted in its entirety and replaced with the following:

“(i) on or after July 2, 2023 (the “Outside Date”), provided the Company is not in violation of its obligations under Section 5.10, above. In the event the Company is in violation of its obligations under Section 5.10, above, then the Outside Date shall be April 2, 2023.”

(j) Section 10.14.

(1) The definition of Company Employee Option under Section 10.14 of the Agreement shall be deleted in its entirety and replaced with the following:

“Company Employee Option” means, if applicable, options issued by the Company to its employees to purchase Company Common Stock, including the options that were authorized by the first interim shareholders’ general meeting of the Company in February 2022.”

(2) The definition of Company FA Option under Section 10.14 of the Agreement shall be deleted in its entirety and replaced with the following:

“Company FA Option” means, if applicable, options to purchase Company Common Stock issued to any Person who is not an employee to the Company.”

(k) Schedule I.    The steps of the Reorganization plan under Schedule I shall be deleted in its entirety and replaced with the following:

1.           Each shareholder of the Company may select one of the following approaches:

(i)           participates in the Reorganization and exchange its shares in the Company for the Pubco Ordinary Shares and holds the stake of the Company indirectly through Pubco and its Subsidiaries (“Approach I”); or

(ii)         remain a direct shareholder of the Company (“Approach II”).

2.           The board of the Company (the “Company Board”) shall hold a board meeting to deliberate and resolve the proposals relating to the Reorganization. After the approval by the Company Board, the general meeting of the shareholders of the Company shall be convened and the proposals relating to the Reorganization shall be discussed and resolved.

3.           Each shareholder of the Company that participates in the Reorganization or each’s designee(s) (the “Company Reorganization Stockholders”) shall execute the transaction documents relating to the Reorganization, such as:

(i)           Domestic Share Purchase Agreement, whereby CH-Auto (Hong Kong) Limited (“CH-Auto HK”), or a then-established wholly-owned PRC subsidiary of CH-Auto HK (together with CH-Auto HK, the “Holding Company”, as the context may require), shall acquire all shares held by the Company Reorganization Stockholders, provided that certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (together, the “DSO Shareholders”) will only transfer up to twenty-five percent (25%) of the shares of Company Common Stock held by him or her to the Holding Company due to restrictions under the PRC laws;

(ii)         Overseas Share Subscription Agreement, whereby the Company Reorganization Stockholders shall subscribe for the Pubco Ordinary Shares;

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(iii)         A Voting Rights Proxy Agreement and an Economic Rights Transfer Agreement, whereby each of the DSO Shareholders shall transfer and assign to the Holding Company the voting rights of their remaining shares of Company Common Stock and transfer and assign all of their economic rights, including the right to receive dividends, of their remaining shares of Company Common Stock to the Holding Company.

4.           The Company Reorganization Stockholders, the Company and the Holding Company shall, according to the Domestic Share Purchase Agreement, complete relevant pre-closing procedures for the domestic share transfer, such as commercial commission registration procedures (if required), foreign exchange registration procedures, special foreign exchange accounts setup.

More specifically, that:

1.           under Approach I, the applicable shareholders of the Company shall subscribe for Pubco Ordinary Shares subject to the completion of Circular 37 Filing (if such shareholder is an individual) or the obtainment of ODI Approvals (if such shareholder is an entity), and transfer all of its shares in the Company to the Holding Company, provided that the DSO Shareholders will only transfer up to twenty-five percent (25%) of the shares held by him or her due to the restrictions under the PRC laws; and

2.           under Approach II, the applicable shareholders of the Company generally will remain as direct stockholders of Company and provide assistance for the Company to complete the Reorganization.

(l) Schedule 7.2 (e).    The first paragraph under Schedule 7.2(e) shall be deleted in its entirety and replaced with the following:

1.           On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and relevant five guidelines, which will become effective on March 31, 2023. According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedure with the CSRC and report relevant information. The CSRC further issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies on the same day, according to which the domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, a contemplated offering and/or listing in the United States the has received the approval) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023, and those who complete their overseas offering and listing before September 30, 2023 are deemed as the existing issuers (the “Existing Issuers”). The Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC upon the occurrence of certain subsequent matters, such as refinancing. Therefore, the Transactions are not required to file with the CSRC if the Transactions have received the approval before March 31, 2023 and are completed on or before September 30, 2023, otherwise, the Company may be required to file with the CSRC for the Transactions. Notwithstanding the foregoing, the Company shall use its commercially reasonable efforts to obtain or provide, as applicable, at the earliest practicable date, all consents, approvals and notices listed in Schedule 7.2(e). The Company shall keep SPAC apprised of its efforts undertaken by reason of this and the results of such efforts including by giving SPAC copies of consents obtained and notices provided.

2.           Addition of New Provisions

(a) Section 5.10.    The Agreement shall be amended to add a new Section 5.10 which shall in its entirety read as follows:

“5.10.    Extension and Working Capital Funding. The Company shall advance to the SPAC the aggregate amount of Seven Hundred and Fifty Thousand Dollars ($750,000) in two payments to fund payment of the expenses incurred, including the extension payment to be deposited into the SPAC’s Trust Account, in connection with an extension of the period of time for SPAC to consummate a business combination (the “SPAC Term”) and for the SPAC’s working capital (the “Loans”). The Loans shall be funded as follows: (1) $350,000 shall be advanced to the SPAC on or before March 20, 2023 (the “March Funding Amount”)

Annex A-2-4

and shall be used to fund the required payment for the extension of the SPAC Term from April 2, 2023 to July 2, 2023, and (2) $400,000 shall be advanced to the SPAC on or before June 20, 2023 (the “June Funding Amount”) and shall be used to fund (a) the expenses and the required payment for the extension of the SPAC Term from July 2, 2023 to October 2, 2023, and (b) fifty thousand ($50,000) for working capital for the SPAC for the period July 1, 2023 through September 30, 2023. In the event that the actual extension costs and working capital payment are less than the amount of the Loans, then the SPAC shall promptly repay the difference between such actual extension costs and working capital payment and the amount of the Loans. The SPAC shall issue non-interest bearing promissory notes to the Company for the March Funding Amount and the June Funding Amount in exchange for such funding (the “Promissory Notes”). The Promissory Notes shall be subject to such additional terms and conditions customary for instruments of this type.”

(b) Schedule 5.2 The Agreement shall be amended to add a new paragraph 9 under Schedule 5.2 which shall in its entirety read as follows:

“9.         On February 27, 2023, Chenhui Feng and the Company have entered into a debt-to-equity agreement (the “Debt-to-equity Agreement”). According to the Debt-to-equity Agreement, the outstanding RMB 39 million debt lent to the Company by Chenhui Feng shall be converted into to 15.6 million shares of the Company, at a conversion price of RMB 2.5 per share.”

3.           Miscellaneous.

(a)         Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect, and all references to “this Agreement” in the Agreement shall mean the Agreement as further amended by this Amendment. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall prevail over and supersede the conflicting terms in the Agreement.

(b)         Section 7.10 (Confidentiality), Section 10.7 (Governing Law), Section 10.8 (Specific Enforcement), Section 10.9 (Consent to Jurisdiction), Section 10.10 (Notices) and Section 10.16 (Publicity) of the Agreement shall apply to this Amendment mutatis mutandis as if set out herein.

(c)         This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each of the parties hereto. Counterpart signature pages to this Amendment may be delivered by electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-2-5

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

MOUNTAIN CREST ACQUISITION CORP. IV
By:	/s/ Suying liu
	Name:	Suying Liu
	Title:	Chief Executive Officer

Annex A-2-6

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

CH AUTO INC.
By:	/s/ Qun Lu
	Name:	Qun Lu
	Title:	Sole Director
CH-AUTO TECHNOLOGY CORPORATION LTD.
By:	/s/ Qun Lu
	Name:	Qun Lu
	Title:	Legal Representative
CH-AUTO MERGER SUB CORP.
By:	/s/ Qun Lu
	Name:	Qun Lu
	Title:	President

Annex A-2-7

Annex B

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

CH AUTO INC.

(Adopted by Special Resolution passed on [•], 2022 and effective on [•], 2022)

1.           The name of the Company is CH AUTO Inc.

2.           The registered office is situated at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.           Except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

5.           The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

6.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.           The liability of each Member is limited to the amount from time to time unpaid on such Member’s share.

8.           The authorized share capital of the Company is US$50,000 divided into 5,000,000,000 shares comprising of (i) 4,000,000,000 class A ordinary shares of a par value of US$0.00001 each and (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.00001 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be ordinary, preference or otherwise, shall be subject to the power on the part of the Company hereinbefore contained.

9.           The Company may exercise the powers contained in the Companies Act to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

10.         Capitalized terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of the Company.

Annex B-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

CH AUTO INC.

(Adopted by Special Resolution passed on [•], 2022 and effective on [•], 2022)

1.           The Regulations contained or incorporated in Table A of the First Schedule of the Companies Act (as defined below) shall not apply to this Company.

INTERPRETATION

2.           (a) In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:

Affiliate

means in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity

Articles	means these articles of association of the Company as from time to time amended by Special Resolution
Auditors	means the auditors for the time being of the Company, if any
Chairman	means the chairman of the Board
Class or Classes	means any class or classes of Shares as may from time to time be issued by the Company
Class A Ordinary Share	means a class A ordinary share of par value of US$0.00001 each in the share capital of the Company having the rights provided for in these Articles
Class B Ordinary Share	means a class B ordinary share of par value of US$0.00001 each in the share capital of the Company having the rights provided for in these Articles
Commission	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act
Companies Act	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof
Company	means CH AUTO Inc., a Cayman Islands exempted company
Directors or Board	means the directors of the Company for the time being or, as the Board of Directors case may be, the directors assembled as a board

Annex B-2

Electronic Transactions Act	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof
Exchange	means any securities exchange or other system on which any Shares are listed or authorized for trading from time to time
Exchange Rules	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Exchange
Founders	refer to Qun Lu, Kejian Wang, Yanmin Wu, Xiangchao Shen, Hua Yao and Baihui Sun each of whom is referred to as a “Founder”
Founder Affiliate

means any entity that is ultimately controlled by the Founder. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity

Independent Director	means a director who is an independent director as defined in the Exchange Rules
Member or Shareholder	means a person who is registered in the Register of Members as the holder of any Share in the Company
Memorandum	means the memorandum of association of the Company, as amended or substituted from time to time by Special Resolution
Month	means a calendar month
Ordinary Resolution

means a resolution (a) passed by a simple majority of the votes cast by the Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or (b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed

Ordinary Share	means a Class A Ordinary Share or a Class B Ordinary Share
paid up	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up person

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires

Registered Office	means the registered office for the time being of the Company as required by the Companies Act
Register of Members	means the register of Members maintained in accordance with the Companies Act and includes (except where otherwise stated) any duplicate Register of Members
Secretary	means any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary
Securities Act

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time

Annex B-3

Seal	means the common seal of the Company or any facsimile for official seal for use outside of the Cayman Islands
Share

means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share

Special Resolution

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution: (a) passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed

Treasury Share	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act
United States	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

              (b)         Unless the context otherwise requires, expressions defined in the Companies Act and used herein shall have the meanings so defined.

    (c)         In these Articles unless the context otherwise requires:

              (i)          words importing the singular number shall include the plural number and vice-versa;

              (ii)         words importing the masculine gender only shall include the feminine gender;

              (iii)        words importing persons only shall include companies or associations or bodies of persons whether incorporated or not;

              (iv)        the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

              (v)         reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States;

              (vi)        reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

              (vii)       reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

              (viii)      reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

              (ix)        any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

              (x)         any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

Annex B-4

              (xi)        Sections 8 and 19 of the Electronic Transactions Act shall not apply.

              (d)         The headings herein are for convenience only and shall not affect the construction of these Articles.

3.           (a)         Subject to these Articles (including but not limited to Article 12), all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to: (a) issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (b) grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and (c) grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

(b)         The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 3(c), the Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

              (i)          the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

              (ii)         whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

              (iii)        the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

              (iv)        whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

              (v)         whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

              (vi)        whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

              (vii)       whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

Annex B-5

              (viii)      the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

              (ix)        the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

              (x)         any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

(c)         If at any time, the share capital of the Company is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of an Ordinary Resolution passed at a general meeting of the holders of the Shares of that class. To every such general meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that class, every Members of that class shall on a poll have one vote for each Share of that class held by him. For the purposes of this Article, the Directors may treat all the classes or any two or more classes as forming one class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes.

(d)         The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, redesignation, or issue of shares ranking pari passu therewith.

4.           (a)         Every person whose name is entered as a Member in the Register of Members shall, without payment and upon its written request, request a certificate under the seal of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

(b)         If a Share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

(c)         Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

(d)         Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

5.           Except as required by law, no person shall be recognized by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or actual interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Companies Act issue fractions of Shares.

6.           The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Companies Act) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Companies Act.

Annex B-6

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

7.           Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class B Ordinary Share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of the Company and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

8.           Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

9.           Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Shares as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

10.         Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Member to any person who is not the Founder or a Founder Affiliate, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the Founder or a Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to or beneficial ownership of the relevant Class B Ordinary Shares. For purpose of this Article 10, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

11.         Save and except for voting rights and conversion rights as set out in Articles 7 to 10 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

12.         Following the adoption of these Articles, the Company’s issuance of any additional Class B Ordinary Shares, or any options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class B Ordinary Shares shall require the prior written consents of the holders holding a majority of issued and outstanding Class B Ordinary Shares.

LIEN

13.         The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that Share, and the Company shall also have a lien on all Shares (other than fully paid-up Shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any Share to be wholly or in part exempt from the provision of this Article. The Company’s lien, if any, on a Share shall extend to all dividends payable thereon.

14.         The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

15.         For giving effect to any such sale, the Directors may authorize some person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Annex B-7

16.         The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

17.         The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares provided that no call shall be payable earlier than one month from the last call; and each Member shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares.

18.         The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

19.         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of six per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

20.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

21.         The Directors may make arrangements on the issue of Shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

22.         The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any Shares held by him; and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction at the Company in general meeting six per cent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

23.         If a Member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

24.         The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

25.         If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

26.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

27.         A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount due on the Shares forfeited.

Annex B-8

28.         A statutory declaration in writing that the declarant is a Director of the Company, and that a Share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favor of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

29.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been made payable by virtue of a call duly made and notified.

TRANSFER AND TRANSMISSION OF SHARES

30.         The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

31.         The Directors may decline to register any transfer of shares unless:

              (a)         the instrument of transfer is lodged with the Company, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the Board of Directors may reasonably require to show the right of the transferor to make the transfer;

              (b)         the instrument of transfer is in respect of only one class of Ordinary Shares;

              (c)         the instrument of transfer is properly stamped, if required;

              (d)         in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

              (e)         a fee of such maximum sum as the Exchange may determine to be payable or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof.

32.         The registration of transfers may, after compliance with any notice required of the Exchange, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

33.         Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I, _____________ of ____________ in consideration of the sum of $____ paid to me by _____________ of ______________ (hereinafter called “the Transferee”) do hereby transfer to the Transferee the __ Share (or Shares) numbered __ in the Company called [ ], to hold the same unto the Transferee, subject to the several conditions on which I hold the same.

As witness our hands on the ______ day of __________ 20____.

Transferor

34.         The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of Shares to a person of whom they do not approve. The Directors may also suspend the registration of transfers at such times and for such periods (not exceeding thirty days in aggregate in each year) as the Directors may from time to time determine. The Directors may decline to recognize any instrument of transfer unless (a) a fee not exceeding one dollar is paid to the Company in respect thereof, and (b) the instrument of transfer is accompanied by the certificate of the Shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

Annex B-9

35.         If the Directors refuse to register a transfer of Shares, they shall within three (3) months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of the refusal.

36.         The legal personal representative of a deceased sole holder of a Share shall be the only person recognized by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognized by the Company as having any title to the Share.

37.         Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

38.         A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

CONVERSION OF SHARES INTO STOCK

39.         The Company may by Ordinary Resolution convert any paid-up Shares into stock, and reconvert any stock into paid-up Shares of any denomination.

40.         The holders of stock may transfer the same, or any part thereof in the same manner and subject to the same regulations as and subject to which the Shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the Shares from which the stock arose.

41.         The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing as Shares, have conferred that privilege or advantage.

42.         Such of the Articles of the Company as are applicable to paid-up Shares shall apply to stock, and the words “Share” and “Member” herein shall include “stock” and “stock-holder”.

REGISTRATION OF EMPOWERING INSTRUMENTS

43.         The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

44.         The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such classes and amount, as the resolution shall prescribe.

45.         Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

Annex B-10

46.         The new Shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

47.         The Company may by Ordinary Resolution:

(a)         increase its share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as it in general meeting may determine;

(b)         consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)         by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum, subject nevertheless to the provisions of the Companies Act; and

(d)         cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

48.         The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner permitted by the Companies Act.

49.         Subject to the provisions of the Companies Act and the Memorandum, the Company may (a) issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution; (b) purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorized by Ordinary Resolution; and (c) make payment therefor or for any redemption or purchase of its own Shares in any manner authorized by the Companies Act, including out of capital.

50.         In addition, the Company is authorized to purchase any share listed on an Exchange in accordance with the following manner of purchase: the maximum number of shares that may be repurchased shall be equal to the number of issued shares, less one share; at such time; at such price and on such other terms as determined and agreed by the Directors in their sole discretion, provided, however, that (i) such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Exchange; and (ii) at the time of the repurchase the Company is able to pay its debts as they fall due in the ordinary course of its business.

51.         The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

52.         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

53.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

54.         All general meetings other than annual general meetings shall be called extraordinary general meetings.

(a)         The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notice calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors, and at these meetings the report of the Directors (if any) shall be presented.

(b)         Extraordinary general meetings may be convened by a majority of the Board of Directors. The Directors shall also, upon the requisition in writing of one or more Members holding Shares which carry in the aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the requisition carries the right of voting at general meetings, convene a general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If

Annex B-11

the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding Shares which carry in the aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the requisition carries the right of voting at general meetings, may convene a general meeting to be held at the Registered Office of the Company or at some convenient place at such time, subject to the Company’s Articles as to notice, as the persons convening the meeting fix.

55.         At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)         in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)         in the case of an extraordinary general meeting, by not less than ninety percent (90%) of the Shares giving a right to attend and vote at the meeting.

56.         The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

57.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

58.         (a)         No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, a quorum required for a meeting of Shareholders consists of the holders of not less than [one-third (1/3)] of the aggregate voting power of all of the Ordinary Shares present in person or by proxy.

(b)         An Ordinary Resolution or a Special Resolution (subject to the provisions of the Companies Act) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorized representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

59.         If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

60.         The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

61.         If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

62.         The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Annex B-12

63.         At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any one or more shareholders who together hold Shares carrying not less than 10% of all votes attaching to all of the total issued voting shares of the Company present in person or by proxy.

64.         If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65.         In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

66.         A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

67.         Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Member present in person or by proxy and entitled to vote at a general meeting of the Company shall each have one (1) vote and on a poll every Member present in person or by proxy and entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he/she/it is the holder and shall have fifteen (15) votes for each Class B Ordinary Share of which he/she/it is the holder.

68.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

69.         A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

70.         No Member shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

71.         On a poll votes may be given either personally or by proxy.

72.         Each Member, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorized. A proxy need not be a Member of the Company.

73.         The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED THAT the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

74.         An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

[ ]

“I, __________________________, of _______________________, hereby appoint __________________________ of _______________________ as my proxy, to vote for me and on my behalf at the general meeting of the Company to be held on the ______ day of ________________, 20___.

Signed this ______ day of ________________________, 20___.

75.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

Annex B-13

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

76.         Any corporation which is a Member of the Company may by resolution of its Directors or any committee of the Directors authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DEPOSITARY AND CLEARING HOUSES

77.         If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such person is so authorized. A person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually on a show of hands.

DIRECTORS AND OFFICERS

78.         (a)         Unless otherwise determined by the Company in general meeting, the minimum number of Directors shall be three (3), the exact number of Directors to be determined from time to time by the Board of Directors.

(b)         The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)         The Company may by Ordinary Resolution appoint any person to be a Director.

(d)         Subject to these Articles, the Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

(e)         An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

(f)          A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(h)         The Board may, from time to time, and except as required by applicable law or Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

79.         The remuneration of the Directors shall from time to time be determined by the Directors or by the Company in general meeting. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

Annex B-14

80.         No shareholding qualification shall be required for Directors.

81.         Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present, and where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him and such appointment shall be revoked automatically if the appointor of the alternate ceases to be a Director at any time. Every such alternate shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

82.         Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

83.         The Directors may by resolution, appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for upon such terms as to duration of office, remuneration, powers and duties and otherwise as they may think fit. Subject to these Articles, any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

84.         The Directors may also by resolution appoint a Secretary and such other officers as may from time to time be required upon such terms as to duration of office, remuneration, powers and duties and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by Ordinary Resolution.

POWERS AND DUTIES OF DIRECTORS

85.         The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Companies Act or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Companies Act, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

86.         The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

87.         (a)         The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

Annex B-15

(b)         The Directors may delegate any of the powers exercisable by them to a Managing Director or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions (including without limitation as to duration of office and remuneration) and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

(c)         All cheques promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

88.         The Directors shall cause minutes to be prepared:

(a)         of all appointments of officers made by the Directors;

(b)         of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)         of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DISQUALIFICATION AND CHANGES OF DIRECTORS

89.         The office of Director shall be vacated if the Director:-

(a)         dies, or becomes bankrupt or makes any arrangement or composition with his creditors;

(b)         is found to be or becomes of unsound mind;

(c)         resigns his office by notice in writing to the Company;

(d)         without special leave of absence from the board, is absent from three consecutive board meetings and the Directors resolve that his office be vacated; or

(e)         is removed from office pursuant to any other provision of these Articles.

90.         For so long as the shares are listed on an Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Exchange Rules require, unless the Directors resolve to follow any available exceptions or exemptions.

91.         Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

PROCEEDINGS OF DIRECTORS

92.         The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

93.         A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

94.         A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

Annex B-16

95.         The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

96.         The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

97.         A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A Director may vote in respect of any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement is considered, provided (a) such Director has declared the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.

98.         Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer PROVIDED THAT nothing herein contained shall authorize a Director or officer or his firm to act as Auditor of the Company.

99.         No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

100.       The Directors may, from time to time, and except as required by applicable law or the listing rules of the Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Directors on various corporate governance related matters as the Directors shall determine by resolution from time to time.

101.       The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

102.       A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting. A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall not have a second or casting vote.

Annex B-17

103.       All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

104.       Upon the Directors (being in number at least a quorum) signing the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings. A resolution signed by all such Directors, including a resolution signed in counterpart by the Directors or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. To the extent permitted by law, the Directors may also meet by telephone conference call where all Directors are capable of speaking to and hearing the other Directors at the same time.

SEALS AND DEEDS

105.       (a)         If the Directors determine that the Company shall have a common Seal, the Directors shall provide for the safe custody of the common Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director and of the Secretary or, in place of the Secretary, by such other person as the Directors may appoint for the purpose; and that Director and the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in their presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Companies Act may be executed either as a deed in accordance with the Companies Act or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

(b)         The Company may maintain a facsimile of any common Seal in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director and the Secretary or such other person as the Directors may appoint for the purpose.

(c)         In accordance with the Companies Act, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by two Directors of the Company or where there is a Sole Director of the Company, by such Sole Director, or by a Director and the Secretary of the Company or, in place of the Secretary, by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by two Directors of the Company, or a Sole Director or by a Director and the Secretary or such other person as aforesaid.

DIVIDENDS AND RESERVE

106.       The Company may by Ordinary Resolution declare dividends, but no dividend shall exceed the amount recommended by the Directors.

107.       The Directors may from time to time pay to the Members interim dividends.

108.       No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Companies Act.

109.       Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

110.       The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at their like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

Annex B-18

111.       If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the Share.

112.       Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to such person at such address as the Member or person entitled or such joint holders, as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders, as the case may be, may direct.

113.       The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises with regard to such distribution, the Directors may settle the same as they, think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

114.       No dividend shall bear interest against the Company.

115.       Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

CAPITALISATION OF PROFITS

116.       The Company may upon the recommendation of the Directors by Ordinary Resolution authorize the Directors to capitalize any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all action and things required to give effect to such capitalization, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorize any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

117.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by Ordinary Resolution or failing such determination by the Directors of the Company.

118.       The Company may by Ordinary Resolution from time to time determine or, failing such determination, the Directors may from time to time determine that Auditors shall be appointed and that the accounts relating to the Company’s affairs shall be audited in such manner as the Company by Ordinary Resolution or the Directors (as the case may be) shall determine PROVIDED THAT nothing contained in this Article shall require Auditors to be appointed or the accounts relating to the Company’s affairs to be audited. The appointment of and provisions relating to Auditors shall be in accordance with applicable law and the relevant code, rules and regulations applicable to the listing of the Shares on the Exchange.

VOLUNTARY LIQUIDATION

119.       Subject to the Companies Act, the Company may by Special Resolution be wound up voluntarily.

Annex B-19

WINDING UP

120.       If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributors as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities upon which there is any liability. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

121.       If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

NOTICES

122.       (a)         A notice may be given by the Company to any Member either personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

              (b)         Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice (by airmail if the address is outside the Cayman Islands) and to have been effected, in the case of a notice of a meeting at the expiration of three days after the time at which the letter would be delivered in the ordinary course of post.

              (c)         Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

123.       If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

124.       A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

125.       A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

126.       Notice of every general meeting shall be given in the same manner hereinbefore authorized to:

              (a)         every Member entitled to vote, except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

              (b)         every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other persons shall be entitled to receive notices of general meetings.

Annex B-20

RECORD DATE

127.       The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

AMENDMENT OF MEMORANDUM AND ARTICLES

128.       Subject to and insofar as permitted by the provisions of the Companies Act, the Company may from time to time by Special Resolution alter or amend its Memorandum or these Articles in whole or in part provided however that no such amendment shall effect the rights attaching to any class of shares without the consent or sanction provided for in Article 3(c).

ORGANISATION EXPENSES

129.       The preliminary and organization expenses incurred in forming the Company shall be paid by the Company and may be amortized in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

OFFICES OF THE COMPANY

130.       Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

INFORMATION

131.       Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

132.       Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

FINANCIAL YEAR

133.       Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

INDEMNITY

134.       Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of dishonesty or fraud, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss of the monies of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own dishonesty or fraud.

Annex B-21

FORUM SELECTION

135.       Save for any proceedings, actions, claims or complaints however so called, which rely on the provisions of the Securities Act or the U.S. Securities Exchange Act of 1934 (as amended or superseded from time to time), and, in relation to which, such cause of action can only be determined by the courts within the United States of America (U.S. Actions), the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any question regarding their existence, validity, formation or termination, unless otherwise agreed by the Company, at its option, in writing. For the avoidance of doubt and without limiting the jurisdiction of the Cayman Courts to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States of America from time to time). The federal courts of the United States of America shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim in relation to any U.S. Actions, unless otherwise agreed by the Company in writing. Without prejudice to the foregoing, if any part of this Article is held to be illegal, invalid or unenforceable under applicable law, the illegal, invalid or unenforceable portion of this Article shall not affect or impair the legality, validity or enforceability of the rest of the Articles and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

TRANSFER BY WAY OF CONTINUATION

136.       The Company shall, subject to the provisions of the Statute and, with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and the Directors may cause an application to be made to the Registrar of Companies to deregister the Company.

DISCLOSURE

137.       The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any Exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

Annex B-22

Annex C

SPAC STOCKHOLDER SUPPORT AGREEMENT

This SPAC STOCKHOLDER SUPPORT AGREEMENT, dated as of April 30, 2022 (this “Agreement”), is entered into by and among the stockholders listed on Exhibit A hereto (each, a “Stockholder”), CH AUTO Inc., a Cayman Islands exempted company (“Pubco”), CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the laws of the People’s Republic of China (the “Company”) and Mountain Crest Acquisition Corp. IV, a Delaware corporation (“SPAC”). Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, SPAC, Pubco, Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”), and the Company are parties to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into SPAC (the “Merger”), with the SPAC surviving the Merger as a direct wholly-owned subsidiary of Pubco;

WHEREAS, as of the date hereof, each Stockholder owns the number of shares of SPAC Common Stock set forth on Exhibit A (all such shares, or any successor or additional shares of SPAC of which ownership of record or the power to vote is hereafter acquired by the Stockholder prior to the termination of this Agreement being referred to herein as the “Stockholder Shares”); and

WHEREAS, in order to induce Pubco and the Company to enter into the Merger Agreement, each Stockholder is executing and delivering this Agreement to Pubco and the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1.      Voting Agreements. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof (the “Expiration Time”), each Stockholder, in its capacity as a stockholder of SPAC, agrees that, at the SPAC Stockholder Meeting, at any other meeting of SPAC’s stockholders related to the transactions contemplated by the Merger Agreement (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of SPAC’s stockholders related to the transactions contemplated by the Merger Agreement (the SPAC Stockholder Meeting and all other meetings or consents related to the Merger Agreement, collectively referred to herein as the “Meeting”), such Stockholder shall:

a.    when the Meeting is held, appear at the Meeting or otherwise cause the Stockholder Shares to be counted as present thereat for the purpose of establishing a quorum;

b.    vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares in favor of each of the SPAC Proposals; and

c.    vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares against any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of SPAC under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Support Agreement.

The obligations of each Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by SPAC Board.

Annex C-1

2.      Restrictions on Transfer. Until the Expiration Time, each Stockholder agrees that it shall not, directly or indirectly, sell, assign or otherwise transfer any of the Stockholder Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Support Agreement in a form reasonably acceptable to Pubco and the Company. SPAC shall not register any sale, assignment or transfer of the Stockholder Shares on SPAC’s transfer (book entry or otherwise) that is not in compliance with this Section 2.

3.      No Redemption. Each Stockholder hereby agrees that it shall not redeem, or submit a request to SPAC’s transfer agent or otherwise exercise any right to redeem, any Stockholder Shares.

4.      New Securities. During the period commencing on the date hereof and ending on the Expiration Time, in the event that, (a) any shares of SPAC Common Stock or other equity securities of SPAC are issued to any Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination, (b) any Stockholder purchases or otherwise acquires beneficial ownership of any shares of SPAC Common Stock or other equity securities of SPAC after the date of this Support Agreement, or (c) any Stockholder acquires the right to vote or share in the voting of any SPAC Common Stock or other equity securities of SPAC after the date of this Support Agreement (such SPAC Common Stock or other equity securities of SPAC, collectively the “New Securities”), then such New Securities acquired or purchased by the relevant Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Stockholder Shares as of the date hereof.

5.      Consent to Disclosure. Each Stockholder hereby consents to the publication and disclosure in the Form F-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC, Pubco or the Company to any Governmental Authority or to securityholders of SPAC or Pubco) of such Stockholder’s identity and beneficial ownership of Stockholder Shares and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Support Agreement and, if deemed appropriate by SPAC, Pubco or the Company, a copy of this Support Agreement. Each Stockholder will promptly provide any information reasonably requested by SPAC, Pubco or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

6.      No Challenge. Each Stockholder agrees, in its capacity as a stockholder only, not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SPAC, Pubco, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

7.      Stockholder Representations: Each Stockholder represents and warrants to SPAC, Pubco and the Company, as of the date hereof, that:

a.    such Stockholder has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

b.    such Stockholder has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

c.    (i) if such Stockholder is not an individual, such Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within the such Stockholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Stockholder and (ii) if such Stockholder is an individual, the signature on this Support Agreement is genuine, and such Stockholder has legal competence and capacity to execute the same;

d.    this Support Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Stockholder, enforceable against

Annex C-2

such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

e.    the execution and delivery of this Support Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Support Agreement;

f.    there are no Proceedings pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Support Agreement;

g.    no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by the Stockholder or, to the knowledge of such Stockholder, by SPAC;

h.    such Stockholder has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with such Stockholder’s tax and legal advisors;

i.     such Stockholder has not entered into, and shall not enter into, any agreement that would prevent such Stockholder from performing any of such Stockholder’s obligations hereunder;

j.     such Stockholder has good title to the Stockholder Shares opposite such Stockholder’s name on Exhibit A, free and clear of any Liens other than Permitted Liens, and such Stockholder has the sole power to vote or cause to be voted such Stockholder Shares; and

k.    the Stockholder Shares opposite such Stockholder’s name on Exhibit A are the only shares of SPAC Common Stock owned of record or beneficially owned by the Stockholder as of the date hereof, and none of such Stockholder Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Stockholder Shares that is inconsistent with such Stockholder’s obligations pursuant to this Support Agreement.

8.      Damages; Remedies. Each Stockholder hereby agrees and acknowledges that (a) SPAC, Pubco and the Company would be irreparably injured in the event of a breach by the Stockholder of its obligations under this Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

9.      Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

10.    Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on each Stockholder, the SPAC, Pubco and the Company and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

Annex C-3

11.    Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

12.    Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

13.    Governing Law; Jurisdiction; Jury Trial Waiver. Section 10.7 and Section 10.9 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Support Agreement.

14.    Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.10 of the Merger Agreement to the applicable party, with respect to the Company, Pubco and SPAC, at the address set forth in Section 10.10 of the Merger Agreement, and, with respect to each Stockholder, at its address set forth on Exhibit A.

15.    Termination. This Support Agreement shall terminate on the earlier of the Closing or the termination of the Merger Agreement. No such termination shall relieve any Stockholder, SPAC, Pubco or the Company from any liability resulting from a breach of this Support Agreement occurring prior to such termination.

16.    Adjustment for Stock Split. If, and as often as, there are any changes in the SPAC or the Stockholder Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to each Stockholder, SPAC, the Company, Pubco, the Stockholder Shares as so changed.

17.    Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[remainder of page intentionally left blank]

Annex C-4

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CH AUTO INC.
By:
Name:	Qun Lu
Title:	Sole Director
CH-AUTO TECHNOLOGY CORPORATION LTD.
By:
Name:	Qun Lu
Title:	Chief Executive Officer
MOUNTAIN CREST ACQUISITION CORP. IV
By:
Name:	Suying Liu
Title:	Chief Executive Officer

Annex C-5

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[STOCKHOLDER]
By:
Name:
Title:

Annex C-6

Exhibit A

Stockholders

Stockholder	Number of Shares	Address for Notices
Mountain Crest Holdings IV LLC	1,431,500	c/o Mountain Crest Acquisition Corp. IV 311 West 43rd St., 12th Floor New York, NY 10036
Nelson Haight	2,000	c/o Mountain Crest Acquisition Corp. IV 311 West 43rd St., 12th Floor New York, NY 10036
Todd Milbourn	2,000	c/o Mountain Crest Acquisition Corp. IV 311 West 43rd St., 12th Floor New York, NY 10036
Wenhua Zhang	2,000	c/o Mountain Crest Acquisition Corp. IV 311 West 43rd St., 12th Floor New York, NY 10036

Annex C-7

Annex D

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This COMPANY STOCKHOLDER SUPPORT AGREEMENT, dated as of April 30, 2022 (this “Support Agreement”), is entered into by and among the stockholders listed on Exhibit A hereto (each, a “Stockholder”), CH AUTO Inc., a Cayman Islands exempted company (“Pubco”), CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the laws of the People’s Republic of China (the “Company”), and Mountain Crest Acquisition Corp. IV, a Delaware corporation (“SPAC”). Capitalized terms used but not defined in this Support Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, SPAC, Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”), Pubco and the Company are parties to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into SPAC (the “Merger”), with SPAC surviving the Merger as a direct wholly-owned subsidiary of Pubco;

WHEREAS, as of the date hereof, each Stockholder owns the number of shares of the Company Common Stock, as set forth on Exhibit A (all such shares, or any additional shares of the Company Common Stock or any shares of Pubco common stock or any successor entity of which ownership of record or the power to vote, directly or indirectly, is hereafter acquired by the Stockholder prior to the termination of this Support Agreement being referred to herein as the “Stockholder Shares”); and

WHEREAS, in order to induce SPAC to enter into the Merger Agreement, each Stockholder is executing and delivering this Support Agreement to SPAC.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting Agreements. During the period commencing on the date hereof and ending on the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated (whichever earlier, the “Expiration Time”), each Stockholder, in its capacity as a stockholder of the Company, agrees that, at any meeting of the Company’s stockholders related to the Reorganization and the Transactions contemplated by the Merger Agreement (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and/or in connection with any written consent of the Company’s stockholders related to the Reorganization and the Transactions contemplated by the Merger Agreement (all meetings or consents related to the Merger Agreement, collectively referred to herein as the “Meeting”), such Stockholder shall:

a. when the Meeting is held, appear at the Meeting or otherwise cause the Stockholder Shares to be counted as present thereat for the purpose of establishing a quorum;

b. vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares in favor of the Merger Agreement, the Reorganization and the Transactions contemplated thereby;

c.  authorize and approve any amendment to the Company’s Organizational Documents that is deemed necessary or advisable by the Company for purposes of effecting the Reorganization and the Transactions; and

d. vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares against any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger, the Reorganization or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Support Agreement.

2. Restrictions on Transfer. Until the Expiration Time, each Stockholder agrees that, except for the transfer(s) to Ch-Auto HK for purposes of the Reorganization, it shall not sell, assign or otherwise transfer any of the Stockholder Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Support Agreement in

Annex D-1

substantially the form set forth on Exhibit B hereto. The Company shall not register any sale, assignment or transfer of the Stockholder Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 2.

3. New Securities. During the period commencing on the date hereof and ending on the Expiration Time, in the event that, (a) any shares of Company Common Stock or other equity securities of Company are issued to any Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or other securities of any other entity in exchange for Company securities owned by the Stockholder, (b) any Stockholder purchases or otherwise acquires beneficial ownership of any shares of Company Common Stock or other equity securities of Company or securities of any other entity in exchange for Company securities owned by the Stockholder, after the date of this Support Agreement, or (c) any Stockholder acquires the right to vote or share in the voting of any Company Common Stock or other equity securities of the Company after the date of this Support Agreement (such Company Common Stock or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by the relevant Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Stockholder Shares as of the date hereof.

4. No Challenge. Each Stockholder agrees, in its capacity as a stockholder only, not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SPAC, Pubco, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

5. Consent to Disclosure. Each Stockholder hereby consents to the publication and disclosure in the Form F-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC, Pubco or the Company to any Governmental Authority or to securityholders of SPAC or Pubco) of such Stockholder’s identity and beneficial ownership of Stockholder Shares and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Support Agreement and, if deemed appropriate by SPAC, Pubco or the Company, a copy of this Support Agreement. Each Stockholder will promptly provide any information reasonably requested by SPAC, Pubco or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

6. Waiver. Each Stockholder irrevocably and unconditionally (i) waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Merger Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that such stockholder may have under applicable law and (ii) waives its or its successor entity’s right to certain payments upon liquidation of the Company or other entity of which the Stockholder Shares represents ownership interests pursuant to the Company’s or such other entity’s organizational documents.

7. Stockholder Representations: Each Stockholder represents and warrants to SPAC, Pubco and the Company, as of the date hereof, that:

a. such Stockholder has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

b. (i) if such Stockholder is not an individual, such Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Stockholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Stockholder and (ii) if such Stockholder is an individual, the signature on this Support Agreement is genuine, and such Stockholder has legal competence and capacity to execute the same;

c. this Support Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

Annex D-2

d. the execution and delivery of this Support Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Support Agreement;

e. there are no Proceedings pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Support Agreement;

f.  no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by the Stockholder or, to the knowledge of such Stockholder, by the Company;

g. such Stockholder has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with such Stockholder’s tax and legal advisors;

h. such Stockholder has not entered into, and shall not enter into, any agreement that would prevent such Stockholder from performing any of such Stockholder’s obligations hereunder;

i.  such Stockholder has good title to the Stockholder Shares opposite such Stockholder’s name on Exhibit A, free and clear of any Liens other than Liens pursuant to this Agreement, the other Transaction Agreements, the Organizational Documents of the Company or such other entity of which the Stockholder Shares represents ownership interests and the Permitted Liens, and such Stockholder has the sole power to vote or cause to be voted such Stockholder Shares; and

j.  the Stockholder Shares listed opposite such Stockholder’s name on Exhibit A are the only shares of the Company capital stock (or such other entity of which the Stockholder Shares represent ownership interests) owned of record or beneficially owned by the Stockholder as of the date hereof, and none of such Stockholder Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Stockholder Shares that is inconsistent with such Stockholder’s obligations pursuant to this Support Agreement.

8. Damages; Remedies. Each Stockholder hereby agrees and acknowledges that (a) SPAC, Pubco and the Company would be irreparably injured in the event of a breach by the Stockholder of its obligations under this Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

9. Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

10. Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on each Stockholder, SPAC, Pubco and the Company and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

Annex D-3

11. Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

12. Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

13. Governing Law; Jurisdiction; Jury Trial Waiver. Section 10.7 and Section 10.9 of the Merger Agreement are incorporated by reference herein to apply with full force to any disputes arising under this Support Agreement.

14. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.10 of the Merger Agreement to the applicable party, with respect to the Company, Pubco and SPAC, at the address set forth in Section 10.10 of the Merger Agreement, and, with respect to each Stockholder, at its address set forth on Exhibit A.

15. Termination. This Support Agreement shall terminate on the earlier of the Closing or the termination of the Merger Agreement. No such termination shall relieve any Stockholder, SPAC, Pubco or the Company from any liability resulting from a breach of this Support Agreement occurring prior to such termination.

16. Adjustment for Stock Split. If, and as often as, there are any changes in the Stockholder Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to each Stockholder, SPAC, Pubco, the Company and the Stockholder Shares as so changed.

17. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[remainder of page intentionally left blank]

Annex D-4

IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

MOUNTAIN CREST ACQUISITION CORP. IV
By:
Name:	Suying Liu
Title:	Chief Executive Officer
CH AUTO INC.
By:
Name:	Qun Lu
Title:	Sole Director
CH-AUTO TECHNOLOGY CORPORATION LTD.
By:
Name:	Qun Lu
Title:	Chief Executive Officer

Annex D-5

IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

[Stockholder]
By:
Name:
Title:

Annex D-6

EXHIBIT A

LIST OF STOCKHOLDERS

[Intentionally Omitted]

Annex D-7

EXHIBIT B

FORM OF JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Company Stockholder Support Agreement dated as of April 30, 2022 (as the same may be amended from time to time, the “Support Agreement”), by and among CH AUTO Inc., a Cayman Islands exempted company (“Pubco”), CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the laws of the People’s Republic of China (the “Company”), and Mountain Crest Acquisition Corp. IV, a Delaware corporation (“SPAC”), and the other parties thereto. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Support Agreement.

By executing and delivering this Joinder Agreement to Pubco, the Company and SPAC, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Support Agreement as a Stockholder in the same manner as if the undersigned were an original signatory to the Support Agreement; provided, however, that (i) the expressions of “the date hereof” and “the date of this Support Agreement” or similar expressions in [Section 1, Section 3 and Section 7] of the Support Agreement shall be deemed to be the date of this Joinder Agreement, and (ii) for purposes of the Support Agreement and this Joinder Agreement, the Stockholder Shares owned by the Joining Party as of the date of this Joinder Agreement shall be [•].

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date: _____, 202[ ]

[NAME OF JOINING PARTY]
By:
Name:
Title:
Notices Information:
Address:
Email:
Attention:

Annex D-8

Annex E

LOCK-UP AGREEMENT

              THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of ______________, 2022, by and among the undersigned (the “Holder”), CH AUTO Inc. (“Pubco”) and Mountain Crest Acquisition Corp. IV, a Delaware corporation (“SPAC”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement (as defined below).

BACKGROUND

A.               SPAC, Pubco, CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the laws of the People’s Republic of China (the “Company”) and CH-AUTO Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of April 30, 2022 (the “Merger Agreement”).

B.               The Merger Agreement provides, among other things, that, Merger Sub will be merged with and into the SPAC (the “Merger”) with the SPAC becoming a wholly owned subsidiary of Pubco and each outstanding share of the common stock, par value $0.0001 per share of SPAC will be exchanged for one ordinary share of Pubco subject to the terms and conditions in the Merger Agreement.

C.               The Holder is the record and/or beneficial owner of certain Pubco Ordinary Shares.

D.               As a condition of, and as a material inducement for SPAC to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1.        Lock-Up.

(a)         During the Lock-up Period (as defined below), the Holder irrevocably agrees that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to any security of Pubco (these actions, collectively, “Transfer”).

(b)         In furtherance of the foregoing, Pubco will (i) place an irrevocable stop order on all Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify Pubco’s transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct the Pubco’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c)         For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

(d)         For purpose of this Agreement, the “Lock-up Period” means with respect to the Lock-up Shares, the period commencing on Closing Date and ending on the date that is six (6) months thereafter.

Annex E-1

The restrictions set forth herein shall not apply to:

(1) Transfers or distributions to the Holder’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended);

(2) Transfers by bona fide gift to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family or to a charitable organization;

(3) by virtue of the laws of descent and distribution upon death of the Holder;

(4) by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(5) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the Holder’s immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(6) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(7) Transfers of any Pubco Ordinary Shares or other securities acquired as part of the PIPE Financing or issued in exchange for, or on conversion or exercise of, any securities issued as part of the PIPE Financing;

(8) Transfers relating to Pubco Ordinary Shares or other securities convertible into or exercisable or exchangeable for Pubco Ordinary Shares acquired in open market transactions after the Closing Date, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-up Period; and

(9) the entry, by the Holder, at any time after the effective time of the Merger, of any trading plan providing for the sale of Pubco Ordinary Shares by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any Pubco Ordinary Shares during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-up Period;

in the case of clauses (1) through (9) where such transferee agrees to be bound by the terms of this Agreement.

In addition, after the Closing Date, if there is a Change of Control, then upon the consummation of such Change of Control, all Lock-up Shares shall be released from the restrictions contained herein. A “Change of Control” means: (a) the sale of all or substantially all of the consolidated assets of Pubco and Pubco’s subsidiaries to a third-party purchaser; (b) a sale resulting in no less than a majority of the voting power of Pubco being held by person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization or reorganization of Pubco with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

2.        Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound.

3.        Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any Pubco Ordinary Shares, or any economic interest in or derivative of such

Annex E-2

stock, other than those securities specified on the signature page hereto. For purposes of this Agreement, the Pubco Ordinary Shares beneficially owned by the Holder as specified on the signature page hereto are collectively referred to as the “Lock-up Shares.”

4.        No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5.        Termination of the Merger Agreement. This Agreement shall be binding upon the Holder upon the Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void, and the parties shall not have any rights or obligation hereunder.

6.        Notices. Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a)         If to SPAC, to:

Mountain Crest Acquisition Corp. IV
311 W. 43rd Street; 12th Floor
New York, NY 10036
Attention: Suying Liu
Email: sliu@mcacquisition.com

with a copy to (which shall not constitute notice):

Loeb & Loeb
345 Park Avenue, 19th Floor
New York, NY 10154
Attention: Mitchell S. Nussbaum, Esq.
E-mail: mnussbaum@loeb.com

(b)         If to the Holder, to the address set forth on the Holder’s signature page hereto, with a copy, which shall not constitute notice, to:

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Suite 1509, 15/F, Jardine House, 1 Connaught Place
Central, Hong Kong
Tel: +852 3972 4955
Attention: Weiheng Chen, Esq.; Jie Zhu, Esq.
E-mail: wchen@wsgr.com; jizhu@wsgr.com

or to such other address as any party may have furnished to the others in writing in accordance herewith.

7.        Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8.        Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

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9.        Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by SPAC and its successors and assigns.

10.              Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

11.              Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

12.              Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

13.              No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

14.              Governing Law. The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of Delaware.

15.              Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

Annex E-4

              IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

MOUNTAIN CREST ACQUISITION CORP. IV
By:
Name: Title:

[Signature Page to Lock-up Agreement]

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              IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NAME OF HOLDER:
By:
Name: Title: Address: Attention: Email:
NUMBER OF LOCK-UP SHARES: ____________

[Signature Page to Lock-up Agreement]

Annex E-6

Annex F

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (as amended, restated, supplemented, or otherwise modified from time to time, this “Agreement”) effective as of [•] day of [•] 2022, is made and entered into by and among the Pubco (as defined below) and each of the undersigned parties that are the Pre-IPO Investors (as defined below), and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement (together with the Pre-IPO Investors, the “Investors”).

WHEREAS, each of Mountain Crest (as defined below) and certain investors (each, a “Pre-IPO Investor”) is a party to, and hereby consents to, this amendment and restatement of certain Registration Rights Agreement, dated as of June 29, 2021 (the “Original Registration Rights Agreement”), pursuant to which Mountain Crest granted the Pre-IPO Investors certain registration rights with respect to certain of its securities, as set forth therein;

WHEREAS, the parties thereto have entered into that certain Agreement and Plan of Merger, dated as of April 30, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Mountain Crest Acquisition Corp. IV (“Mountain Crest”), CH AUTO Inc., a Cayman Islands exempt company ( “Pubco”), CH-AUTO Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”), and CH-AUTO TECHNOLOGY CORPORATION LTD., a company organized under the laws of the People’s Republic of China (the “Company”), pursuant to which (a) Pubco and the Company will effect a reorganization pursuant to which, at the completion, Pubco will, directly or indirectly, own no less than ninety percent (90%) of the then-issued and outstanding equity interests in the Company (the “Reorganization”) and (b) Mountain Crest will merge with and into Merger Sub (the “Business Combination”). Following the Business Combination, Pubco will be a publicly traded company listed on a stock exchange in the United States.

WHEREAS, the Investors and Pubco desire to enter into this Agreement in connection with the closing of the transactions contemplated by the Merger Agreement to amend and restate the Original Registration Rights Agreement to provide the Investors with certain rights relating to the registration of the securities held by them as of the date hereof on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Agreement” is defined in the preamble to this Agreement.

“Business Combination” is defined in the preamble to this Agreement.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means the common stock, par value $0.0001 per share, of Mountain Crest.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.1.1.

“Demanding Holder” is defined in Section 2.1.1.

“Effective Date” means the date the parties consummate the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Indemnified Party” is defined in Section 4.3.

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“Indemnifying Party” is defined in Section 4.3.

“Initial Shares” means all of the outstanding shares of common stock issued prior to the consummation of Mountain Crest’s initial public offering.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“IPO” means Mountain Crest’s initial public offering.

“IPO Escrow Agreement” means the Stock Escrow Agreement dated as of June 29, 2021 by and among Mountain Crest, certain of the Investors and Continental Stock Transfer & Trust Company.

“Maximum Number of Shares” is defined in Section 2.1.4.

“Merger Agreement” is defined in the preamble to this Agreement.

“Merger Sub” is defined in the preamble to this Agreement.

“Notices” is defined in Section 6.3.

“Original Registration Rights Agreement” is defined in the preamble to this Agreement.

“Person” means a company, corporation, association, partnership, limited liability company, organization, joint venture, trust or other legal entity, an individual, a government or political subdivision thereof or a governmental agency.

“Piggy-Back Registration” is defined in Section 2.2.1(a).

“PIPE Subscription Agreements” means the Subscription Agreements, dated as of _________, 2022, by and among Pubco, the Company and the subscribers thereto (as may be amended from time to time).

“Pre-IPO Investor” is defined in the preamble to this Agreement.

“Private Units” means Units various Investors privately purchased simultaneously with the consummation of the IPO and when the underwriters in Mountain Crest’s IPO exercised their over-allotment option, as described in the prospectus relating to the IPO.

“Pro Rata” is defined in Section 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Pubco Ordinary Shares” means, collectively, Class A ordinary shares and Class B ordinary shares of Pubco with certain rights and privileges set forth in the Pubco Charter as defined in the Merger Agreement.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means Pubco Ordinary Shares that are Class A ordinary shares, that the Pre-IPO Investors shall receive upon the conversion of (i) the Initial Shares, (ii) the Private Units (and the private shares and private rights included therein), and (iii) any equity securities (including shares of Common Stock issued or issuable upon the conversion or exercise of any such securities) issuable upon conversion of loans from Investors to Mountain Crest, if any (the “Loan Securities”). Registrable Securities include Pubco Ordinary Shares that are Class A ordinary shares, that the Pre-IPO Investors shall receive upon the conversion of any warrants, shares of capital stock or other securities of Mountain Crest issued as a dividend or other distribution with respect to or in exchange for or in replacement of such Initial Shares, Private Units (and underlying securities and shares of Common Stock issued or issuable upon the conversion or exercise of any such securities) and Loan Securities (and underlying securities and shares of Common Stock issued or issuable upon the conversion or exercise of any such securities). As to any particular

Annex F-2

Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by Pubco and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) the Registrable Securities are freely saleable under Rule 144 without volume limitations.

“Registration Statement” means a registration statement filed by Pubco with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4, F-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.3.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Underwriter” means, solely for the purposes of this Agreement, a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of Pubco are sold to the Underwriter in a firm commitment underwriting for distribution to the public.

“Units” means the units of Mountain Crest, each comprised of one share of Common Stock and one right to receive one-tenth (1/10) of one share of Common Stock upon the consummation of an initial Business Combination.

2. REGISTRATION RIGHTS.

2.1 Demand Registration.

2.1.1 Request for Demand Registration. At any time and from time to time on or after the date that Mountain Crest consummates a Business Combination, with respect to Registrable Securities the Pre-IPO Investors shall receive upon the conversion of the Private Units (or underlying securities), Loan Securities (or underlying securities), and all other Registrable Securities, the holders of a majority-in-interest of the Registrable Securities, as the case may be, held by the Investors, officers or directors of the Mountain Crest or their affiliates, or the transferees of the Investors, may make a written demand, on no more than two occasions, for registration under the Securities Act of all or part of their Registrable Securities, as the case may be (a “Demand Registration”). Any demand for a Demand Registration shall specify the number of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. Pubco shall notify all holders of Registrable Securities of the demand, and each holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify Pubco within fifteen (15) days after the receipt by the holder of the notice from Pubco. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.1.4 and the provisos set forth in Section 3.1.1. Pubco shall not be obligated to effect more than an aggregate of two (2) Demand Registrations under this Section 2.1.1 in respect of all Registrable Securities.

2.1.2 Effective Registration. A registration will not count as a Demand Registration until (i) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective, (ii) Pubco has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that Pubco shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

Annex F-3

2.1.3 Underwritten Offering pursuant to Demand Registration. If a majority-in-interest of the Demanding Holders so elect and such holders so advise Pubco as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwritten offering and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by a majority-in-interest of the holders initiating the Demand Registration.

2.1.4 Reduction of Offering in Connection with Demand Registration. If the managing Underwriter(s) in an Underwritten Offering effected pursuant to a Demand Registration in good faith advises Pubco and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other Pubco Ordinary Shares or other securities which Pubco desires to sell, if any, as to which a registration has been requested pursuant to separate written contractual piggy-back registration rights held by other shareholders of Pubco who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then Pubco shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person (such proportion is referred to herein as “Pro Rata”)) up to the maximum amount that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), Pubco Ordinary Shares or other securities that Pubco desires to sell that can be sold without exceeding the Maximum Number of Shares; (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), Pubco Ordinary Shares or other securities for the account of other persons that Pubco is obligated to register pursuant to then other written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Shares.

2.1.5 Demand Registration Withdrawal.

(a) If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to Pubco and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration, then such registration shall not count as a Demand Registration provided for in this Section 2.1. Notwithstanding the forgoing, an Investor may withdraw all or any portion of its Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the effectiveness of the applicable Registration Statement; provided that such withdrawal shall be irrevocable and, after making such withdrawal, an Investor shall no longer have any right to include Registrable Securities in the Demand Registration as to which such withdrawal was made.

(b) Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the registration expenses described in Section 3.3 incurred in connection with a Registration pursuant to a Demand Registration or an Underwritten Offering prior to its withdrawal under this Section 2.1.5.

2.2 Piggy-Back Registration.

2.2.1 Piggy-Back Rights.

(a) If at any time on or after the date Mountain Crest consummates a Business Combination, Pubco proposes to file a Registration Statement under the Securities Act with

Annex F-4

respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by Pubco for its own account or for the account of shareholders of Pubco (or by Pubco and by shareholders of Pubco including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to Pubco’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of Pubco or (iv) for a dividend reinvestment plan, then Pubco shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). Subject to Section 2.2.2 hereof, Pubco shall cause such Registrable Securities to be included in such registration and use its commercially reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of Pubco and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their Registrable Securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration. Notwithstanding the provisions set forth in the immediately preceding sentences, the right to a Piggy-Back Registration set forth under this Section 2.2.1 with respect to the Registrable Securities shall terminate on the third anniversary of the Effective Date.

2.2.2 Reduction of Underwritten Offering in Connection with Piggy-Back Registration. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an Underwritten Offering advises Pubco and the holders of Registrable Securities participating in the Underwritten Offering in writing that the dollar amount or number of Pubco Ordinary Shares which Pubco desires to sell in such Underwritten Offering, taken together with Pubco Ordinary Shares, if any, as to which inclusion in such Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons other than the holders of Registrable Securities hereunder, the Registrable Securities as to which inclusion in such Underwritten Offering has been requested under Section 2.2.1 above, and Pubco Ordinary Shares, if any, as to which inclusion in such Underwritten Offering has been requested pursuant to separate written contractual Piggy-Back Registration rights of other shareholders of Pubco, exceeds the Maximum Number of Shares, then Pubco shall include in any such registration:

(a) If the Underwritten Offering is undertaken for Pubco’s account: (A) first, Pubco Ordinary Shares or other equity securities that Pubco desires to sell in such Underwritten Offering that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), Pubco Ordinary Shares or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of such security holders, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), Pubco Ordinary Shares or other securities for the account of other persons that Pubco is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares;

(b) If the registration is a “demand” registration undertaken at the demand of persons other than the holders of Registrable Securities, (A) first, Pubco Ordinary Shares or other securities for the account of the demanding persons and Pubco Ordinary Shares or other securities comprised of Registrable Securities, Pro Rata, as to which registration has been

Annex F-5

requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), Pubco Ordinary Shares or other securities that Pubco desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), Pubco Ordinary Shares or other securities for the account of other persons that Pubco is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.2.3 Piggy-Back Registration Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to Pubco of such request to withdraw prior to the effectiveness of the Registration Statement. Pubco (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, Pubco shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.3 Resale Shelf Registration Rights.

2.3.1 Registration Statement Covering Resale of Registrable Securities. The holders of Registrable Securities may at any time and from time to time, request in writing that Pubco register the resale of any or all of such Registrable Securities on Form S-3, Form F-3 or any similar short-form registration which may be available at such time (the “Resale Shelf Registration Statement”); provided, however, that (i) Pubco shall not be obligated to effect such request through an underwritten offering and (ii) Pubco shall not be obligated to effect more than two such requests. Upon receipt of such written request, Pubco will promptly give written notice of the proposed registration to all other holders of Registrable Securities, and, as soon as practicable thereafter, effect the registration of all or such portion of such holder’s or holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities or other securities of Pubco, if any, of any other holder or holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from Pubco; provided, however, that Pubco shall not be obligated to effect any such registration pursuant to this Section 2.3: (i) if Form S-3 or Form F-3 is not available for such offering; or (ii) if the holders of the Registrable Securities, together with the holders of any other securities of Pubco entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $1,000,000. Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1.

2.3.2 Amendments and Supplements. Subject to the provisions of Section 2.3.1 above, Pubco shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities, provided that Pubco shall not be responsible for ensuring the Investor’s ability to utilize the prospectus contained in the Registration Statement between April 1st of each year and the date on which Pubco files it annual report on form 20-F (if and to the extent Pubco qualifies as a “foreign private issuer” defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act), which shall be no later than April 30th of the same year, solely due to staleness under Regulation S-X of Pubco’s financial statements contained or incorporated by reference therein. If any Resale Shelf Registration Statement filed pursuant to Section 2.3.1 is filed on Form S-3 or Form F-3 and thereafter Pubco becomes ineligible to use Form S-3 or Form F-3 for secondary sales, Pubco shall promptly notify the holders of such ineligibility and use its commercially reasonable efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form S-3 or Form F-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time Pubco once again becomes eligible to use Form S-3 or Form F-3, Pubco shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form S-3 or Form F-3.

Annex F-6

2.3.3 SEC Cutback. Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs Pubco that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, Pubco agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form S-3 or Form F-3, or if Form S-3 or Form F-3 is not then available to Pubco for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, Pubco shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that Pubco used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced Pro Rata among all such selling shareholders whose securities are included in such Registration Statement, subject to a determination by the Commission that certain holders must be reduced first based on the number of Registrable Securities held by such holders. In the event Pubco amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, Pubco will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to Pubco or to registrants of securities in general, one or more registration statements on Form S-3 or Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.3.4 Underwritten Shelf Takedown. At any time and from time to time after a Resale Shelf Registration Statement has been declared effective by the Commission, the holders of Registrable Securities may request to sell all or any portion of the Registrable Securities in an underwritten offering that is registered pursuant to the Resale Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, however, that Pubco shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to Pubco at least ten (10) days prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. Pubco shall include in any Underwritten Shelf Takedown the securities requested to be included by any holder (each a “Takedown Requesting Holder”) at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such holder (including those set forth herein). All such holders proposing to distribute their Registrable Securities through an Underwritten Shelf Takedown under this subsection 2.3.4 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Takedown Requesting Holders initiating the Underwritten Shelf Takedown.

2.3.5 Reduction of Underwritten Shelf Takedown. If the managing Underwriter(s) in an Underwritten Shelf Takedown, in good faith, advise Pubco and the Takedown Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Takedown Requesting Holders desire to sell, taken together with all other Pubco Ordinary Shares or other equity securities that Pubco desires to sell, exceeds the Maximum Number of Shares, then Pubco shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Takedown Requesting Holders, on a Pro Rata basis, that can be sold without exceeding the Maximum Number of Shares; and (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Pubco Ordinary Shares or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Shares.

2.3.6 Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1. Under no circumstances shall Pubco be obligated to effect more than an aggregate of three (3) Underwritten Shelf Takedowns in any 12-month period.

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3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever Pubco is required to effect the registration of any Registrable Securities pursuant to Section 2, Pubco shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement; Restriction on Registration Rights. Pubco shall use its commercially reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which Pubco then qualifies or which counsel for Pubco shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable best efforts to cause such Registration Statement to become effective and use its commercially reasonable best efforts to keep it effective for the period required by Section 3.1.3; provided, however, that Pubco shall have the right to defer any Demand Registration for up to thirty (30) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any demand registration to which such Piggy-Back Registration relates, in each case if Pubco shall furnish to the holders a certificate signed by Chief Executive Officer or Chairman of Pubco stating that, in the good faith judgment of the Board of Directors of Pubco, it would be materially detrimental to Pubco and its stockholders for such Registration Statement to be effected at such time; provided further, however, that Pubco shall not have the right to exercise the right set forth in the immediately preceding proviso more than once in any 365-day period in respect of a Demand Registration hereunder.

3.1.2 Copies. Pubco shall, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement, and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. Pubco shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn, provided that Pubco shall not be responsible for ensuring the Investor’s ability to utilize the prospectus contained in the Registration Statement between April 1st of each year and the date on which Pubco files it annual report on form 20-F (if and to the extent Pubco qualifies as a “foreign private issuer” defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act), which shall be no later than April 30th of the same year, solely due to staleness under Regulation S-X of Pubco’s financial statements contained or incorporated by reference therein.

3.1.4 Notification. After the filing of a Registration Statement, Pubco shall promptly, and in no event more than two (2) business days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and Pubco shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment.

Annex F-8

3.1.5 State Securities Laws Compliance. Pubco shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Pubco and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Pubco shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. Pubco shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of Pubco in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement. No holder of Registrable Securities included in such registration statement shall be required to make any representations or warranties in the underwriting agreement except, if applicable, with respect to such holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such holder’s material agreements and organizational documents, and with respect to written information relating to such holder that such holder has furnished in writing expressly for inclusion in such Registration Statement.

3.1.7 Cooperation. The principal executive officer of Pubco, the principal financial officer of Pubco, the principal accounting officer of Pubco and all other officers and members of the management of Pubco shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.8 Records. Pubco shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of Pubco, as shall be necessary to enable them to exercise their due diligence responsibility, and cause Pubco’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.9 Earnings Statement. Pubco shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.10 Listing. Pubco shall use its commercially reasonable efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by Pubco are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.

3.1.11 Road Show. If the registration involves the registration of Registrable Securities involving gross proceeds in excess of $25,000,000, Pubco shall use its reasonable efforts to make available senior executives of Pubco to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering.

3.1.12 Regulation M. Pubco shall take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to Pubco, Pubco will take all reasonable action to make any such prohibition inapplicable.

Annex F-9

3.2 Obligation to Suspend Distribution. Upon receipt of any notice from Pubco of the happening of any event of the kind described in Section 3.1.4(iv), or, in the case of a resale registration on Form S-3 or Form F-3 pursuant to Section 2.3 hereof, upon any suspension by Pubco, pursuant to a written insider trading compliance program adopted by Pubco’s Board of Directors, of the ability of all “insiders” covered by such program to transact in Pubco’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended Prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in Pubco’s securities is removed, as applicable, and, if so directed by Pubco, each such holder will deliver to Pubco all copies, other than permanent file copies then in such holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3 Registration Expenses.  Pubco shall bear all costs and expenses incurred in connection with any Demand Registration pursuant to Section 2.1, any Piggy-Back Registration pursuant to Section 2.2, and any registration on Form S-3 or Form F-3 effected pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv)  Pubco’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.10; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for Pubco and fees and expenses for independent certified public accountants retained by Pubco; (viii) the reasonable fees and expenses of any special experts retained by Pubco in connection with such registration; and (ix) the reasonable fees and expenses of one legal counsel (not to exceed $25,000) selected by the holders of a majority-in-interest of the Registrable Securities included in such registration. Pubco shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, all selling stockholders and Pubco shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Holders’ Information. The holders of Registrable Securities shall provide such information as may reasonably be requested by Pubco, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with Pubco’s obligation to comply with Federal and applicable state securities laws.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by Pubco. Pubco agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in (or incorporated by reference in) any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any Prospectus contained in the Registration Statement, or free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto), or any amendment or supplement to such Registration Statement, or any filing under any state securities law required to be filed or furnished, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Pubco of the Securities Act or any rule or regulation promulgated thereunder applicable to Pubco and relating to action or inaction required of Pubco in connection with any such registration; and Pubco shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that Pubco will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, Prospectus, or free writing prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to Pubco, in writing, by

Annex F-10

such selling holder expressly for use therein, and shall reimburse Pubco, its directors and officers, and each other selling holder or controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Pubco also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each person who controls such Underwriter (within the meaning of the Securities Act or the Exchange Act, as applicable) on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless Pubco, each of its directors, officers, agents and employees, each Person, if any, who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), each Underwriter (if any), and each other selling holder and each other person, if any, who controls another selling holder or such Underwriter within the meaning of the Securities Act, and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) (including, without limitation, reasonable attorneys’ fees and other expenses) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any Prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to Pubco by such selling holder expressly for use therein, and shall reimburse Pubco, its directors and officers, and each other selling holder or controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; provided, however, that the Indemnifying Party shall only be obligated to pay the fees and expenses of one such separate counsel for all Indemnified Parties in such circumstances. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. In addition, no Indemnified Party, in any action or pending or threatened proceeding, or based on any claim, in which it may seek indemnification hereunder from any Indemnifying Party, shall consent to entry of judgment or effect any settlement of any such action, claim or proceeding without such Indemnifying Party’s prior written consent.

Annex F-11

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. RULE 144.

5.1 Rule 144. Pubco covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

6. MISCELLANEOUS.

6.1 Other Registration Rights. Pubco represents and warrants that no person, other than (i) the PIPE shareholders who have registration rights with respect to their PIPE shares pursuant to their respective subscription agreements, (ii) shareholders of Pubco immediately after the closing of Reorganization but before the closing of the Business Combination, and (iii) a Holder of Registrable Securities, has any right to require Pubco to register any of Pubco’s share capital for sale or to include Pubco’s share capital in any registration filed by Pubco for the sale of share capital for its own account or for the account of any other person.

6.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of Pubco hereunder may not be assigned or delegated by Pubco in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Investors or holder of Registrable Securities or of any assignee of the Investors or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 6.2.

6.3 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted

Annex F-12

by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile; provided, that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day. Notice otherwise sent as provided herein shall be deemed given on the next Business Day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

To Pubco:

CH AUTO Inc.

6th Floor, Building C, Shunke Building, Shunyi District

Beijing, China 101200

Attention: Zhengtong Li

Email: lizhengtong@ch-auto.com

with a copy to (which copy shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

Address: Suite 1509, 15/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Tel: +852 3972 4955

Attention: Weiheng Chen, Esq.; Jie Zhu, Esq.

Email: wchen@wsgr.com; jizhu@wsgr.com

To an Investor, to the address set forth below such Investor’s name on Exhibit A hereto.

6.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

6.6 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.7 Modifications and Amendments. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) with the written consent of Pubco and the holders of a majority of the Registrable Securities then outstanding.

6.8 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.9 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

Annex F-13

6.10 Remedies Cumulative. In the event that Pubco fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Investor or any other holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.11 Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed within the State of Delaware, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

6.12 Waiver of Trial by Jury. Each party hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, the transactions contemplated hereby, or the actions of the Investor in the negotiation, administration, performance or enforcement hereof.

6.13 Term. This Agreement shall terminate upon the earlier of (i) the third anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex F-14

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

MOUNTAIN CREST ACQUISITION CORP. IV

By:
Name:	Suying Liu
Title:	Chief Executive Officer

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-15

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

CH AUTO INC.

By:
Name:	Qun Lu
Title:	Sole Director

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-16

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

PRE-IPO INVESTORS

MOUNTAIN CREST HOLDINGS IV LLC

By:
Name:	Suying Liu
Title:	Member
Nelson Haight
Todd Milbourn
Wenhua Zhang

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-17

EXHIBIT A

Name and Address of Investors

PRE-IPO INVESTORS:

Name of Investor	Address
Mountain Crest Holdings IV LLC	c/o Mountain Crest Acquisition Corp. IV 311 W. 43rd Street; 12th Floor New York, NY 10036
Nelson Haight	c/o Mountain Crest Acquisition Corp. IV 311 W. 43rd Street; 12th Floor New York, NY 10036
Todd Milbourn	c/o Mountain Crest Acquisition Corp. IV 311 W. 43rd Street; 12th Floor New York, NY 10036
Wenhua Zhang	c/o Mountain Crest Acquisition Corp. IV 311 W. 43rd Street; 12th Floor New York, NY 10036

Annex F-18

Annex G

CH AUTO INC.

2023 SHARE INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of the 2023 Share Incentive Plan (the “Plan”) of CH AUTO Inc. is to promote the success and enhance the value of CH AUTO Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the Directors, Employees, Consultants and other individuals as the Committee may authorize and approve, to those of the Company’s shareholders and, by providing such individuals with an incentive for outstanding performance, to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of recipients of share incentives hereunder upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1            “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to the Awards granted to residents therein.

2.2            “Award” means an Option, Restricted Share, Restricted Share Unit or other types of award approved by the Committee granted to a Participant pursuant to the Plan.

2.3            “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4             “Board” means the Board of Directors of the Company.

2.5            “Cause” means (unless otherwise expressly provided in the applicable Award Agreement, or another applicable contract with the Participant that defines such term for purposes of determining the effect that a “for cause” termination has on the Participant’s Awards), based upon a finding by the Service Recipient, acting in good faith and based on its reasonable belief at the time:

(a)with respect to any Participant, such Participant’s: (i) dishonesty or serious misconduct, whether or not in connection with his/her employment or service; willful disobedience or non-compliance with the terms of his/her employment, agency or consultancy contract with the Service Recipient or any lawful orders or instructions given by the Service Recipient or any policy of the Service Recipient, (ii) incompetence or negligence in the performance of his/her duties, (iii) in the conclusive opinion of the Committee, demonstrating a consistent behavior pattern that adversely affects his/her ability to perform his/her duties properly or assets, business, reputation or branding of the Company or any Subsidiary of the Company or brings the Company or any Subsidiary of the Company into dispute; (iv) breach of confidentiality, an unauthorized disclosure or use of inside information, customer lists, trade secrets or other confidential information, breach of non-solicitation and /or non-competition obligations, or unfair competition with, or otherwise acted intentionally in a manner injurious to the reputation, business or assets of, the Service Recipient; or (v) breach of any laws or regulations, whether or not in connection with his/her employment or service;

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(b)         where the Participant is an Employee, also means that the Participant has been guilty of misconduct, or has been convicted of any criminal offence involving his integrity or honesty or (if so determined by the Committee) on any other ground on which an employer would be entitled to summarily terminate his employment at common law or pursuant to any applicable laws or under the Participant’s employment agreement with the Service Recipient;

(c)         where the Participant is a Director or Consultant, also means breach of contract with the Company or any of its Subsidiaries on the part of such Director or Consultant, or the Participant appears either to be unable to pay or have no reasonable prospect to be able to pay debts, or has become insolvent, or has made any arrangement (including a voluntary arrangement) or composition with his/her creditors generally, or ceases or threatens to cease to carry on his/her business, or is bankrupted, or has been convicted of any criminal offence involving integrity or honesty.

2.6             “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.7            “Committee” means a committee of the Board described in Article 10.

2.8            “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.9            “Corporate Transaction”, unless otherwise defined in an Award Agreement, means any of the following transactions, provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a)         an amalgamation, arrangement or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (ii) following which the holders of the voting securities of the Company do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity;

(b)         the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c)         the complete liquidation or dissolution of the Company;

(d)         any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e)         acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction.

2.10          “Director” means a member of the Board or a member of the board of directors of any Subsidiary of the Company.

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2.11          “Disability”, unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.12          “Effective Date” shall have the meaning set forth in Section 11.1.

2.13          “Employee” means any person, including an officer or a Director, who is in the employment of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Service Recipient shall not be sufficient to constitute “employment” by the Service Recipient.

2.14          “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.15          “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a)         If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, the New York Stock Exchange or the Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the website maintained by such exchange or market system or such other source as the Committee deems reliable;

(b)         If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)         In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operation and the general economic and market conditions since such transaction, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value.

2.16          “Group Entity” means any of the Company and Subsidiaries of the Company.

2.17          “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.18          “Independent Director” means (i) if the Shares or other securities representing the Shares are not listed on a stock exchange, a Director of the Company who is a Non-Employee Director; and (ii) if the Shares or other securities representing the Shares are listed on one or more stock exchange, a Director of the Company who meets the independence standards under the applicable corporate governance rules of the stock exchange(s).

2.19          “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.20          “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.
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2.21          “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.22          “Participant” means a person who, as a Director, Consultant or Employee, or other individuals as the Committee may authorize and approve, has been granted an Award pursuant to the Plan.

2.23          “Parent” means a parent corporation under Section 424(e) of the Code.

2.24          “Plan” means this 2023 Share Incentive Plan of CH AUTO Inc., as it may be amended and/or restated from time to time.

2.25          “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly, or controls through contractual arrangements and consolidates the financial results according to applicable accounting standards, but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.26          “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.27          “Restricted Share Unit” means the right granted to a Participant pursuant to Article 7 to receive a Share at a future date.

2.28          “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.29          “Service Recipient” means the Company or any Subsidiary of the Company and any Group Entity to which a Participant provides services as an Employee, a Consultant, or a Director.

2.30          “Share” means the Class A ordinary shares of the Company, par value US$0.00001 per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 9.

2.31          “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned or controlled directly or indirectly by the Company.

2.32          “Trading Date” means the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1            Number of Shares.

(a)         Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) under the Plan (the “Award Pool”) shall be [•], representing 5% of all the issued and outstanding share capital of the Company as of the date hereof on the fully-diluted basis.

(b)         To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by a Group Entity shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

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3.2            Shares Distributed. Any Share distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, at the discretion of the Committee, any Shares distributed pursuant to an Award may be represented by American Depositary Shares. If the number of Shares represented by an American Depository Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depository Shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1            Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and Directors, as determined by the Committee.

4.2            Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3            Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides, is employed, operates or is incorporated. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

ARTICLE 5

OPTIONS

5.1            General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)         Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws or any exchange rule, a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants. No adjustment shall be made to the exercise price of Options if it will result in the exercise price falling below the then par value of the Shares.

(b)         Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 12.1. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)         Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Chinese Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the Trading Date the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee

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with a Fair Market Value equal to the exercise price, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d)         Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

(e)         Effects of Termination of Employment or Service on Options. Termination of employment or service shall have the following effects on Options granted to the Participants:

(i)          Dismissal for Cause. Unless otherwise provided in the Award Agreement or with prior written approval from the Committee, if a Participant’s employment by or service to the Service Recipient is terminated by the Service Recipient for Cause, the Participant’s Options will terminate upon such termination, whether or not the Option is then vested and/or exercisable;

(ii)         Death or Disability. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient terminates as a result of the Participant’s death or Disability:

(a)         the Participant (or his or her legal representative or beneficiary, in the case of the Participant’s Disability or death, respectively), will have until the date that is [12] months after the Participant’s termination of Employment or service to exercise the Participant’s Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant’s termination of Employment or service on account of death or Disability;

(b)         the Options, to the extent not vested on the date of the Participant’s termination of Employment or service, shall terminate upon the Participant’s termination of Employment or service on account of death or Disability; and

(c)         the Options, to the extent exercisable for the [12-month] period following the Participant’s termination of Employment or service and not exercised during such period, shall terminate at the close of business on the last business day of the [12-month] period.

(iii)        Other Terminations of Employment or Service. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient terminates for any reason other than a termination by the Service Recipient for Cause or because of the Participant’s death or Disability:

(a)         the Participant will have until the date that is 90 days after the Participant’s termination of Employment or service to exercise his or her Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant’s termination of Employment or service;

(b)         the Options, to the extent not vested on the date of the Participant’s termination of Employment or service, shall terminate upon the Participant’s termination of Employment or service; and

(c)         the Options, to the extent exercisable for the 90-day period following the Participant’s termination of Employment or service and not exercised during such period, shall terminate at the close of business on the last business day of the 90-day period.

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5.2            Incentive Share Options. Incentive Share Options may be granted to Employees of the Company, or a Subsidiary of the Company. Incentive Share Options may not be granted to employees of a Related Entity or to Independent Directors or Consultants. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a)         Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(b)         Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

(c)         Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(d)         Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(e)         Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

ARTICLE 6

RESTRICTED SHARES

6.1            Grant of Restricted Shares. The Committee, at any time and from time to time, may grant Restricted Shares to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Shares to be granted to each Participant.

6.2            Restricted Shares Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period of restriction, the number of Restricted Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

6.3            Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.4            Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

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6.5            Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.6            Removal of Restrictions. Except as otherwise provided in this Article 6, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

ARTICLE 7

RESTRICTED SHARE UNITS

7.1            Grant of Restricted Share Units. The Committee, at any time and from time to time, may grant Restricted Share Units to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

7.2            Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3            Form and Timing of Payment of Restricted Share Units. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

7.4            Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

ARTICLE 8

PROVISIONS APPLICABLE TO AWARDS

8.1            Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

8.2            No Transferability; Limited Exception to Transfer Restrictions.

8.2.1       Limits on Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 8.2, by applicable law and by the Award Agreement, as the same may be amended:

(a)         all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

(b)         Awards will be exercised only by the Participant; and

(c)         amounts payable or shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

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In addition, the shares shall be subject to the restrictions set forth in the applicable Award Agreement.

8.2.2      Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 8.2.1 will not apply to:

(a)         transfers to the Company or a Subsidiary;

(b)         transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act;

(c)         the designation of a beneficiary to receive benefits if the Participant dies or, if the Participant has died, transfers to or exercises by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution; or

(d)            if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by the Participant’s duly authorized legal representative; or

(e)         subject to the prior approval of the Committee or an executive officer or director of the Company authorized by the Committee, transfer to one or more natural persons who are the Participant’s family members or entities owned and controlled by the Participant and/or the Participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant’s family members, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee or may establish. Any permitted transfer shall be subject to the condition that the Committee receives evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes and on a basis consistent with the Company’s lawful issue of securities.

Notwithstanding anything else in this Section 8.2.2 to the contrary, but subject to compliance with all Applicable Laws, Incentive Share Options, Restricted Shares and Restricted Share Units will be subject to any and all transfer restrictions under the Code applicable to such Awards or necessary to maintain the intended tax consequences of such Awards. Notwithstanding clause (b) above but subject to compliance with all Applicable Laws, any contemplated transfer by gift to “immediate family” as referenced in clause (b) above is subject to the condition precedent that the transfer be approved by the Committee in order for it to be effective.

8.3            Beneficiaries. Notwithstanding Section 8.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, and there is a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award, the designation of such portion of the Participant’s interest exceeding 50% shall not be effective without the prior written consent of the Participant’s spouse, while the designation of such portion of the Participant’s interest of up to 50% shall remain effective. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

8.4            Performance Objectives and Other Terms. The Committee, in its discretion, shall set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted or paid out to the Participants.

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8.5            Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

8.6            Paperless Administration. Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

8.7            Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award was acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the People’s Republic of China, the exchange rate as selected by the Committee on the date of exercise.

ARTICLE 9

changes in capital structure

9.1            Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the Shares or the share price of a Share, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.

9.2            Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of such Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date as determined by the Committee when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

Annex G-10

9.3            Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 9, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

9.4            No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, and no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 10

ADMINISTRATION

10.1          Committee. The Plan shall be administered by the Board or Compensation Committee (the “Committee”) to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, Independent Directors and executive officers of the Company. Reference to the Committee shall refer to the Board in absence of the Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Plan if required by Applicable Laws, and with respect to Awards granted to the Committee members, Independent Directors and executive officers of the Company and for purposes of such Awards the term “Committee” as used in the Plan shall be deemed to refer to the Board.

10.2          Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved unanimously in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of a Group Entity, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

10.3          Authority of the Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)      designate Participants to receive Awards;

(b)      determine the type or types of Awards to be granted to each Participant;

(c)      determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)      designate an administrator to administer the Awards to Participants other than Committee members, independent directors or executive officers of the Company, including designating Participants to receive Awards, determining the type or types of Awards to be granted to each Participant, and determining the number of Awards to be granted and the number of Shares to which an Award will relate;

(e)      determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(f)      determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

Annex G-11

(g)      prescribe the form of each Award Agreement, which need not be identical for each Participant;

(h)      decide all other matters that must be determined in connection with an Award;

(i)      establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(j)      interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(k)      amend terms and conditions of Award Agreements; and

(l)      make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan, including design and adopt from time to time new types of Awards that are in compliance with Applicable Laws.

10.4          Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 11

EFFECTIVE AND EXPIRATION DATE

11.1          Effective Date. The Plan shall become effective as of the date on which the Board adopts the Plan or as otherwise specified by the Board when adopting the Plan (the “Effective Date”).

11.2          Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 12

AMENDMENT, MODIFICATION, AND TERMINATION

12.1          Amendment, Modification, and Termination. At any time and from time to time, the Board may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 9 or Section 3.1(a)), or (ii) permits the Committee to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant.

12.2          Awards Previously Granted. Except with respect to amendments made pursuant to Section 12.1, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 13

GENERAL PROVISIONS

13.1          No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

13.2          No Shareholders Rights. No Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

Annex G-12

13.3          Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

13.4          No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employment or services of any Service Recipient.

13.5          Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the relevant Group Entity.

13.6          Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.7          Relationship to Other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of any Group Entity except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13.8          Expenses. The expenses of administering the Plan shall be borne by the Group Entities.

13.9          Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

13.10        Fractional Shares. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

13.11        Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

Annex G-13

13.12        Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

13.13        Section 409A. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

13.14        Appendices. Subject to Section 12.1, the Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with Applicable Laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitation contained in Section 3.1 of the Plan without the approval of the Board.

Annex G-14

Annex H

AMENDMENT TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF MOUNTAIN CREST ACQUISITION CORP. IV

[•], 2023

Mountain Crest Acquisition Corp. IV, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.   The name of the Corporation is “Mountain Crest Acquisition Corp. IV.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on March 2, 2021. The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of Delaware on June 29, 2021.

2.   This Amendment to the Amended and Restated Certificate amends the Amended and Restated Certificate.

3.   This Amendment to the Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.   The text of Paragraph D of Article SIXTH is hereby deleted in its entirety.

Annex H-1

IN WITNESS WHEREOF, Mountain Crest Acquisition Corp. IV has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Mountain Crest Acquisition Corp. IV
By:_______________________________
Name: Suying Liu
Title: Chief Executive Officer

Annex H-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

The Second Amended Articles of Pubco that will become effective upon the Effective Time of the Business Combination provides that every director and officer for the time being of the registrant or any trustee for the time being acting in relation to the affairs of the registrant and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of dishonesty or fraud, be indemnified by the registrant against, and it shall be the duty of the directors out of the funds and other assets of the registrant to pay, all costs, losses, damages and expenses, including travelling expenses, which any such director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the registrant and have priority as between the shareholders of the registrant over all other claims. No such director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the registrant through the insufficiency or deficiency of any security in or upon which any of the monies of the registrant shall be invested or for any loss of the monies of the registrant which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own dishonesty or fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.    Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description
2.1**

Agreement and Plan of Merger, dated as of April 30, 2022, by and among CH AUTO Inc., Mountain Crest Acquisition Corp. IV, Ch-Auto Merger Sub Corp. and CH-AUTO TECHNOLOGY CORPORATION LTD. (included as Annex A to this proxy statement/prospectus).

2.2**

Amended and Restated Agreement and Plan of Merger, dated as of December 23, 2022, by and among CH AUTO Inc., Mountain Crest Acquisition Corp. IV, Ch-Auto Merger Sub Corp. and CH-AUTO TECHNOLOGY CORPORATION LTD. (included as Annex A-1 to this proxy statement/prospectus).

2.3**

Amendment to the Amended and Restated Agreement and Plan of Merger, dated as of March 1, 2023, by and among CH AUTO Inc., Mountain Crest Acquisition Corp. IV, Ch-Auto Merger Sub Corp. and CH-AUTO TECHNOLOGY CORPORATION LTD. (included as Annex A-2 to this proxy statement/prospectus).

3.1†	Amended and Restated Memorandum and Articles of Association of CH AUTO Inc., as currently in effect.
3.2	Form of Second Amended and Restated Memorandum and Articles of Association of CH AUTO Inc. (included as Annex B to this proxy statement/prospectus).
3.3

Amended and Restated Certificate of Incorporation of Mountain Crest Acquisition Corp. IV (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).

3.4	Bylaws of Mountain Crest Acquisition Corp. IV (Incorporated by reference to Exhibit 3.3 of its Registration Statement on Form S-1/A filed with the SEC on June 10, 2021).
4.1	Specimen Unit Certificate of Mountain Crest Acquisition Corp. IV (Incorporated by reference to Exhibit 4.1 of its Registration Statement on Form S-1/A filed with the SEC on June 10, 2021).

Exhibit Number	Description
4.2	Specimen Common Stock Certificate of Mountain Crest Acquisition Corp. IV (Incorporated by reference to Exhibit 4.2 of its Registration Statement on Form S-1/A filed with the SEC on June 10, 2021).
4.3	Specimen Right Certificate of Mountain Crest Acquisition Corp. IV (Incorporated by reference to Exhibit 4.3 of its Registration Statement on Form S-1/A filed with the SEC on June 10, 2021).
4.4	Rights Agreement Dated June 29, 2021 (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).
4.5†	Specimen Class A Ordinary Share Certificate of CH AUTO Inc.
4.6†	Form of Acting-in-Concert Agreement
5.1†	Opinion of Harney Westwood & Riegels as to the validity of the Pubco Class A Ordinary Shares to be issued.
10.1

Investment Management Trust Agreement, dated as of June 29, 2021, by and between Mountain Crest Acquisition Corp. IV and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).

10.2

Letter Agreements, dated as of June 29, 2021, by and between Mountain Crest Acquisition Corp. IV and its officers, directors and Initial Stockholders (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).

10.3

Subscription Agreement dated June 29, 2021, by and between Mountain Crest Acquisition Corp. IV and Mountain Crest Holdings IV LLC (Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).

10.4

Subscription Agreement dated June 29, 2021, by and between Mountain Crest Acquisition Corp. IV and Network 1 Financial Services, Inc. (Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).

10.5

Stock Escrow Agreement dated June 29, 2021, by and between Mountain Crest Acquisition Corp. IV and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).

10.6

Indemnity Agreements, dated June 29, 2021, by and between Mountain Cres Acquisition Corp. IV and its directors and officers (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on July 2, 2021).

10.7

SPAC Stockholder Support Agreement, dated as of April 30, 2022, by and among certain stockholders of MCAF, CH AUTO Inc., CH-AUTO TECHNOLOGY CORPORATION LTD. and Mountain Crest Acquisition Corp. IV (included as Annex C to this proxy statement/prospectus).

10.8

Company Stockholder Support Agreement, dated as of April 30, 2022, by and among certain shareholders of the Company, CH AUTO Inc., CH-AUTO TECHNOLOGY CORPORATION LTD. and Mountain Crest Acquisition Corp. IV (included as Annex D to this proxy statement/prospectus).

10.9	Form of Amended and Restated Registration Rights Agreement (included as Annex F to this proxy statement/prospectus).
10.10	Form of Company Lock-Up Agreement (included as Annex E to this proxy statement/prospectus).
10.11†	Form of Director and Officer Indemnification Agreement.
10.12	2023 Equity Incentive Plan of CH AUTO Inc. (included as Annex G to this proxy statement/prospectus).
10.13†	English translation of Loan Agreement between Qiantu Automobile (Suzhou) Co., Ltd. and China Everbright Bank Co., Ltd. (Suzhou Branch), dated December 19, 2019.
10.14†	English translation of Loan Agreement between Qiantu Automobile (Suzhou) Co., Ltd. and China Everbright Bank Co., Ltd. (Suzhou Branch), dated December 20, 2019.
10.15†	English translation of Loan Agreement between CH-AUTO Technology Co., Ltd. and Mr. Chenhui Feng, dated January 6, 2021.
10.16†	English translation of Loan Agreement between CH-AUTO Technology Co., Ltd. and Mr. Chenhui Feng, dated August 4, 2021.
10.17†	English translation of Lease Agreement between Suzhou Huate Ruisi Electric Vehicle Technology Co., Ltd. and Suzhou High-Tech Zone New Town Construction Development Co., Ltd., dated January 27, 2022.
10.18†	English translation of Supplemental Loan Agreement between CH-AUTO Technology Co., Ltd and Mr. Chenhui Feng, dated April 1, 2022.
10.19†	Sino-Foreign Equity Joint Venture Contract, dated May 12, 2019, by and between CH-AUTO Technology Co., Ltd. and GFG PROGETTI SRL.

Exhibit Number	Description
10.20†	Stock Purchase Agreement dated April 30, 2022 by and among Mountain Crest Holdings IV LLC, Qiantu Motor USA Inc. and NextG Tech Limited.
10.21†	English Translation of Convertible Loan Agreement dated February 17, 2023 by and China Bridge Capital Limited, CH-AUTO Technology Co., Ltd, Mr. Qun Lu and CH AUTO Inc.
10.22†	English translation of form of Voting Rights Proxy Agreement.
10.23†	English translation of form of Economic Rights Transfer Agreement.
10.24†

English translation of Subscription Agreement dated June 2, 2023 by and among China Bridge Capital Limited, Steady Axis Limited, NextG Tech Limited, Qiantu Motor USA Inc., CH AUTO Inc., and the CH-AUTO Technology Co., Ltd.

10.25†

Intellectual Property and Distribution Agreement dated March 14, 2023 by and among Mullen Automotive Inc., Qiantu Motor (Suzhou) Ltd., CH-AUTO Technology Co., Ltd. and Beijing U-Water Investment Co., Ltd.

21.1†	List of main subsidiaries of CH AUTO Inc. upon the completion of the Reorganization and the Business Combination.
23.1	Consent of Marcum Asia CPAs LLP, an independent registered accounting firm for CH AUTO Inc.
23.2	Consent of Marcum Asia CPAs LLP, an independent registered accounting firm for CH-AUTO Technology Corporation Ltd. (included in Exhibit 23.1).
23.3	Consent of UHY LLP, an independent registered accounting firm for Mountain Crest Acquisition Corp. IV.
23.4†	Consent of Harney Westwood & Riegels (included in Exhibit 5.1).
23.5†	Consent of JunHe LLP.
24.1†	Power of Attorney (included on signature page to the initial filing of this Registration Statement).
99.1*	Form of Proxy for the Special Meeting.
99.2†	Consent of Kejian Wang, a director nominee of CH AUTO Inc.
99.3†	Consent of Chenhui Feng, a director nominee of CH AUTO Inc.
99.4†	Consent of Suying Liu, an independent director nominee of CH AUTO Inc.
99.5†	Consent of Aidong Lou, an independent director nominee of CH AUTO Inc.
99.6†	English translation of Articles of Association of CH-AUTO Technology Corporation Ltd.
99.7	Consent of Honggang Xu, the financial controller nominee of CH AUTO Inc.
107	Filing Fee Table.

____________

*        To be filed by Amendment

**      All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

†        Previously filed

Item 22.    Undertakings

A.     The undersigned registrant hereby undertakes:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)    to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; and

(5)    for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      The undersigned registrant hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Suzhou, China, on August 23, 2023.

CH AUTO INC.
By:	/s/ Qun Lu
Name: Qun Lu
Title: Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date
/s/ Qun Lu	Director and Chief Executive Officer	August 23, 2023
Qun Lu	(Principal Executive Officer and Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of CH AUTO Inc., has signed this registration statement or amendment thereto in the City of New York, New York, on August 23, 2023.

Cogency Global Inc. Authorized U.S. Representative
By:	/s/ COLLEEN A. DE VRIES
Name: Colleen A. De Vries
Title: Senior Vice-President on behalf of Cogency Global Inc.